Vasogen Inc.
                               Material Contracts

Exhibit 1       Securities Purchase Agreements

                a.  Kings Road Investments Ltd.
                b.  Amatis Ltd. (exhibits and schedules attached to Kings Road
                    Investments Ltd. Security Purchase Agreement omitted)
                c.  Castlerigg Master Investments Ltd. (exhibits and schedules attached to Kings Road Investments Ltd. Security Purchase Agreement omitted)
                d. Capital Ventures International (exhibits and schedules attached to Kings Road Investments Ltd. Security Purchase Agreement omitted)
                e. Smithfield Fiduciary LLC (exhibits and schedules attached to Kings Road Investments Ltd. Security Purchase Agreement omitted)

Exhibit 2       Vasogen Inc. Guarantees

                a.  Kings Road Investments Ltd.
                b.  Amatis Ltd.
                c.  Castlerigg Master Investments Ltd.
                d.  Capital Ventures International
                e.  Smithfield Fiduciary LLC

Exhibit 3       Vasogen, Corp. Guarantees

                a.  Kings Road Investments Ltd.
                b.  Amatis Ltd.
                c.  Castlerigg Master Investments Ltd.
                d.  Capital Ventures International
                e.  Smithfield Fiduciary LLC

Exhibit 4       Registration Rights Agreement

Exhibit 5       Amendments to the Registration Rights Agreement

                a.  Kings Road Investments Ltd.
                b.  Amatis Ltd.
                c.  Castlerigg Master Investments Ltd.
                d.  Capital Ventures International
                e.  Smithfield Fiduciary LLC

Exhibit 6       Senior Convertible Notes

                a.  Kings Road Investments Ltd.
                b. Amatis Ltd. (exhibits attached to Kings Road Investments Ltd. Note omitted)

                c. Castlerigg Master Investments Ltd. (exhibits attached to Kings Road Investments Ltd. Note omitted)
                d. Capital Ventures International (exhibits attached to Kings Road Investments Ltd. Note omitted)
                e. Smithfield Fiduciary LLC (exhibits attached to Kings Road Investments Ltd. Note omitted)

Exhibit 7       Amendments to Senior Convertible Notes

                a.  Kings Road Investments Ltd.
                b.  Amatis Ltd.
                c.  Castlerigg Master Investments Ltd.
                d.  Capital Ventures International
                e.  Smithfield Fiduciary LLC

Exhibit 8       Warrants

                a.  Kings Road Investments Ltd.
                b. Amatis Ltd. (exhibits attached to Kings Road Investments Ltd. Warrant omitted)
                c. Castlerigg Master Investments Ltd. (exhibits attached to Kings Road Investments Ltd. Warrant omitted)
                d. Capital Ventures International (exhibits attached to Kings Road Investments Ltd. Warrant omitted)
                e. Smithfield Fiduciary LLC (exhibits attached to Kings Road Investments Ltd. Warrant omitted)

Exhibit 9       Amendments to Warrants

                a.  Kings Road Investments Ltd.
                b.  Amatis Ltd.
                c.  Castlerigg Master Investments Ltd.
                d.  Capital Ventures International
                e.  Smithfield Fiduciary LLC

                                   Exhibit 1a

           Securities Purchase Agreement - Kings Road Investments Ltd.

                                 (see attached)

                         SECURITIES PURCHASE AGREEMENT

      SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of October 7, 2005, by and among Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland, with headquarters located at Shannon Airport House, Shannon, Co. Clare, Ireland (the "Company"), Vasogen Inc., a Canadian corporation, with headquarters located at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, Canada (the "Parent"), Vasogen, Corp., a Delaware corporation, with its registered address at 1201 North Market Street, P.O. Box 1347, Wilmington, County of Newcastle, Delaware 19801 ("Vasogen, Corp.") and the investor listed on the Buyer Schedule attached hereto (the "Buyer").

      WHEREAS:

      A. The Company, the Parent, Vasogen, Corp. and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

      B. The Company has authorized a new series of senior convertible notes of the Company, which notes shall be convertible into the Parent's common shares (the "Common Shares") in accordance with the terms of such notes.

      C. The Company, the Parent and Vasogen, Corp. plan to enter into one or more Other Purchase Agreements (as defined below) relating to the sale and purchase of securities on substantially identical terms as contained in this Agreement.

      D. The Buyer wishes to purchase, and (i) the Company wishes to sell, upon the terms and conditions stated in this Agreement, that aggregate principal amount of notes, in substantially the form attached hereto as Exhibit A (the "Notes"), set forth opposite the Buyer's name in column (3) on the Buyer Schedule (which amount when aggregated with all amounts of notes being purchased by other buyers (the "Other Buyers") pursuant to the Other Purchase Agreements (the "Other Notes" and together with the Notes, the "Aggregate Notes"), shall be $40,000,000) (as converted, amortized and/or redeemed for Common Shares pursuant to the terms of the Notes, collectively, the "Conversion Shares") and (ii) the Parent wishes to issue, upon the terms and conditions stated in this Agreement, warrants, in substantially the form attached hereto as Exhibit B (the "Initial Warrants," and together with the Accelerated Payment Option Warrants (as defined in the Notes), the "Warrants," and together with the warrants being purchased by the Other Buyers (the "Other Warrants"), the "Aggregate Warrants"), to acquire up to that number of additional shares of Common Shares set forth opposite the Buyer's name in column (4) of the Buyer Schedule (as exercised, the "Initial Warrant Shares," and together with the Common Shares issuable upon exercise of the Accelerated Payment Option Warrants, the "Warrant Shares").

      E. Contemporaneously with the execution and delivery of this Agreement, certain of the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (as amended or modified from time to time, the "Registration

Rights Agreement"), pursuant to which the Parent has agreed to provide certain registration rights with respect to the Conversion Shares and the Initial Warrant Shares under the 1933 Act and the rules and regulations promulgated thereunder.

      F. The Notes, the Conversion Shares, the Warrants, the Warrant Shares and the Guarantees (as defined in clause (G) below) collectively are referred to herein as the "Securities".

      G. The Notes will be (i) senior to all outstanding and future Indebtedness (as defined herein) of the Company, (ii) guaranteed by the Parent pursuant to a guarantee substantially in the form attached hereto as Exhibit D-1 (the "Parent Guaranty") and (iii) guaranteed by Vasogen, Corp. pursuant to a guarantee substantially in the form attached hereto as Exhibit D-2 (the "Subsidiary Guaranty," and together with the Parent Guaranty, the "Guarantees").

      NOW, THEREFORE, the Company, the Parent, Vasogen, Corp. and the Buyer hereby agree as follows:

      1. PURCHASE AND SALE OF NOTES AND WARRANTS.

         (a) Purchase of Notes and Warrants.

            (i) Subject to the satisfaction (or waiver by the party entitled to so waive) of the conditions set forth in Sections 6 and 7 below, on the Closing Date (as defined below), (A) the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company, one or more Notes with an aggregate principal amount as is set forth opposite the Buyer's name in column
(3) on the Buyer Schedule and (B) the Parent shall issue and sell to the Buyer one or more Initial Warrants to acquire up to that number of Warrant Shares as is set forth opposite the Buyer's name in column (4) on the Buyer Schedule (the "Closing").

            (ii) Purchase Price. The aggregate purchase price for the Buyer of the Notes and the Warrants to be purchased by the Buyer at the Closing (the "Purchase Price") shall be the amount set forth opposite the Buyer's name in column (5) of the Buyer Schedule. The purchase price for the Warrants shall be deemed to be $0.01 per Warrant.

         (b) Closing Date. The date and time of the Closing (the "Closing Date") shall be 8:00 a.m., New York Time, on the date hereof after notification of satisfaction (or waiver by the party entitled to so waive) of the conditions to the Closing set forth in Sections 6(a) and 7(a) below (or such later date as is mutually agreed to by the Company and the Buyer) at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

         (c) Form of Payment. On the Closing Date, the Buyer shall pay its Purchase Price to the Company or, at the written direction of the Company delivered to the Buyer at least one (1) Business Day prior to the Closing Date and substantially in the form attached hereto as Annex 1(c), to its designee for the Notes to be issued and sold to the Buyer at such Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions and the Parent shall issue the Initial Warrants to the Buyer. At the Closing, (A) the Company shall deliver to the Buyer the Notes (allocated in the principal amounts as the Buyer shall request) that the Buyer is then purchasing and (B) the Parent shall deliver to the Buyer the

Initial Warrants (allocated in the amounts as the Buyer shall request) that the Buyer is purchasing, in each case duly executed on behalf of the Company or the Parent, as applicable, and registered in the name of the Buyer or its designee.

      2. BUYER'S REPRESENTATIONS AND WARRANTIES.

         The Buyer represents and warrants that:

         (a) No Public Sale or Distribution. The Buyer is acquiring the Notes and the Warrants and upon conversion, amortization and/or redemption of the Notes and exercise of the Warrants will acquire the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the "Canadian Securities Laws"), as applicable; provided, however, that by making the representations herein, subject to compliance with Canadian Securities Laws, the Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and in accordance with Canadian Securities Laws. The Buyer is acquiring the Securities hereunder in the ordinary course of its business. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities, and the Buyer has not solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

         (b) Accredited Investor Status. The Buyer is an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D. The Buyer is also an "accredited investor" as that term is defined in the National Instrument 45-106, Prospectus and Registration Exemptions. The Buyer has executed the Accredited Investor Certificate attached hereto as
Schedule 2(b) as of the date hereof, and such certificate is true and correct as of the date hereof.

         (c) Reliance on Exemptions. The Buyer understands and acknowledges that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and Canadian Securities Laws applicable in Ontario and that the Company and the Parent are relying in part upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

         (d) Information. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and the Parent and materials relating to the offer and sale of the Securities that have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and the Parent. Neither such inquiries nor any other due diligence investigations conducted by the Buyer or its advisors, if any, or its representatives shall modify, amend or affect the Buyer's right to rely on the Company's and the Parent's representations and warranties contained herein. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

         (e) No Governmental Review. The Buyer understands that no United States or Canadian federal, state or provincial commission or agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such commissions or agencies passed upon or endorsed the merits of the offering of the Securities.

         (f) Transfer or Resale. The Buyer understands that, except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws or qualified under Canadian Securities Laws; (ii) the Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Notes, Conversion Shares, Warrants or Warrant Shares, such Notes, Conversion Shares, Warrants and Warrant Shares may be offered, sold or otherwise transferred only: (A) pursuant to an effective registration statement under the 1933 Act, subject to compliance with Canadian Securities Laws, (B) to the Company (in the case of the Notes) or the Parent (in the case of the Warrants, the Conversion Shares and the Warrant Shares); (C) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in compliance with local laws; or (D) within the United States (1) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (2) in a transaction that does not require registration under the 1933 Act or applicable state securities laws, and the seller has provided the Company and the Parent with reasonable assurance, prior to such offer, sale or transfer, that such Securities may be so offered, sold or transferred in a transaction that does not require registration under the 1933 Act or applicable state securities laws; and (iii) any sale or transfer of the Securities to a purchaser or transferee whose address is in Canada or who is a resident of Canada is prohibited unless it is made in compliance with applicable Canadian Securities Laws.

         (g) Legends. The Buyer understands that the certificates or other instruments representing the Notes and Warrants and, until such time as the resale of the Conversion Shares and the Warrant Shares have been registered under the 1933 Act, and subject to Section 9(s), the stock certificates representing the Conversion Shares and the Warrant Shares, except as set forth below, shall bear any legend as required by the "Blue Sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

         [NEITHER THE ISSUANCE AND SALE OF THE  SECURITIES  REPRESENTED  BY THIS
         CERTIFICATE  NOR  THE  SECURITIES  INTO  WHICH  THESE   SECURITIES  ARE
         [CONVERTIBLE]

         [EXERCISABLE] HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT; (B) TO THE COMPANY, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS OR (D) WITHIN THE UNITED STATES (1) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS PROVIDED THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER, WITH REASONABLE ASSURANCE THAT SUCH SECURITIES MAY BE SO OFFERED, SOLD OR TRANSFERRED IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

Subject to Section 9(s), the legend set forth above shall be removed and the Company or the Parent, as applicable, shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with reasonable assurance that the sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, (iii) if the Company or the Parent is a "foreign issuer," within the meaning of Regulation S under the 1933 Act and the Securities are being sold pursuant to Rule 904 of Regulation S, such legend may be removed by providing a declaration to the Company or the Parent, as applicable, that such shares may be sold pursuant to Rule 904 of Regulation S or (iv) such holder provides the Company or the Parent, as applicable, with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

         (h) Canadian Legends. The Buyer understands that the certificates or other instruments representing Warrants and, if the Notes are converted or the Warrants are exercised prior to February 8, 2006, the share certificates representing the Conversion Shares and the Warrant Shares, shall bear a legend set forth below:

         "UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THE SECURITIES IN CANADA BEFORE FEBRUARY 8, 2006."

The legend set forth above shall be removed and the Parent shall issue a certificate without such legend to the holder of the Securities upon which it is stamped at anytime on or after February 8, 2006, if such Securities are qualified for distribution by prospectus under applicable Canadian Securities Laws or if in connection with a proposed trade the holder provides the Parent with reasonable assurance that the Securities are no longer subject to a hold period under such laws.

         (i) Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of the Buyer and shall constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

         (j) No Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the Registration Rights Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Buyer is a party or by which it is bound, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations hereunder.

         (k) Residency. The Buyer is a resident of that jurisdiction specified below its address on the Buyer Schedule.

         (l) Certain Trading Activities. Neither the Buyer nor any of its affiliates has directly or indirectly, and no Person acting on behalf of the Buyer or its affiliates has directly or indirectly, engaged in any transactions in the securities of the Parent or the Company (including, without limitation, any Short Sales involving the Parent's securities) since the time that the Buyer was first contacted by the Parent, a placement agent or any other Person with respect to the transactions contemplated hereby. "Short Sales" include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers. The Buyer covenants that neither it, nor any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction

Documents, nor any Person acting on behalf of the Buyer or any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents will engage in any transactions in the securities of the Parent or the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

         (m) No Irish Public Offering. The Buyer has not offered or sold, and it will not offer or sell, any Notes in Ireland in circumstances which would constitute an offer to the public within the meaning of Irish Prospectus Law (as defined below) or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes.

      3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE PARENT.

         Each of the Company, the Parent and Vasogen, Corp. jointly and severally represents and warrants to the Buyer as of the date hereof as follows:

         (a) Organization and Qualification. The Parent is up to date in all filings under the Canada Business Corporations Act (the "CBCA"). The Parent and the Parent's "Subsidiaries" (which for purposes of this Agreement means the Company, Vasogen, Corp. and any entity in which the Parent, directly or indirectly, owns 50% or more of the outstanding capital stock or holds an equity or similar interest representing 50% or more of the outstanding equity or similar interest of such entity) are entities duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which they are formed. The Parent and its Subsidiaries have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Parent and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing (if applicable) in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. Vasogen, Corp. is not qualified as a foreign entity to do business in any state and there is no jurisdiction in which Vasogen, Corp., by virtue of its ownership of property or the nature of the business conducted by it, makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Parent, the Company or Vasogen, Corp. to perform its obligations under the Transaction Documents (as defined below). None of the Parent, the Company or Vasogen, Corp. holds any equity or similar interest in any entity except as set forth on Schedule 3(a).

         (b) Authorization; Enforcement; Validity. Each of the Parent and its Subsidiaries has the requisite power and authority, to the extent it is a party thereto or bound thereby, to enter into and perform its obligations under this Agreement, the Notes, the

Guarantees, the Registration Rights Agreement, the Treasury Instructions (as defined in Section 5(b)), the Warrants and each of the other agreements entered into by the applicable parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and to issue their respective Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes, the Warrants and the Guarantees, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the board of directors (or similar governing body) of the Parent, the Company and Vasogen, Corp., as applicable, and, other than (i) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) the filing of a Form D with respect to the Notes, the Warrants and the Guarantees, as required under Regulation D and (iii) such filings required under applicable securities or "Blue Sky" laws of the states of the United States and applicable Canadian Securities Laws and applicable requirements of the TSX (all of the foregoing, the "Required Approvals"), no further filing, consent, or authorization is required by the Company, the Parent, Vasogen, Corp. or any of their boards of directors and/or shareholders. This Agreement and the other Transaction Documents to which they are a party have been duly executed and delivered by the Parent, the Company and Vasogen, Corp., as applicable, and constitute the legal, valid and binding obligations of the Parent, the Company and Vasogen, Corp., as applicable, enforceable against the Parent, the Company and Vasogen, Corp., as applicable, in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and to the extent that rights to indemnity may be limited by applicable law, including the indemnification and contribution provisions of the Registration Rights Agreement.

         (c) Issuance of Securities. The Notes, the Warrants and the Guarantees are free from all taxes (other than a stamp duty charge of 0.15 Euro on the issuance of each of the Notes, that will be paid by the Company), liens and charges with respect to the issue thereof. As of the Closing, a number of shares of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds the maximum number of Common Shares: (i) issuable upon conversion, amortization and/or redemption for Common Shares of the Notes and
(ii) issuable upon exercise of the Warrants. Upon issuance or conversion, amortization and/or redemption in accordance with the terms of the Notes or exercise in accordance with the terms of the Warrants, as the case may be, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Parent, the Company and Vasogen, Corp. of the Securities is exempt from registration under the 1933 Act and from the prospectus and registration requirements of applicable Canadian Securities Laws. The Company has not offered or sold, and it will not offer, sell or transfer the Notes in violation of Irish Securities Laws or in circumstances that would constitute an offer to the public within the meaning of Irish Prospectus Law or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes and nothing herein contained shall be construed as constituting an offer of Notes to the public within the meaning of Irish Prospectus Law or an "invitation to the public" (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes. As used herein, "Irish Prospectus Law" has the meaning set out in the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 and "Irish Securities Laws" means Irish Prospectus Law, the Irish
Companies Acts, 1963 to 2005, the Central Bank Acts, 1942-1999, the Investment Intermediaries Act, 1995 (as amended) and any regulations made thereunder (as each of these may be amended or supplemented from time to time).

         (d) No Conflicts. Except as set forth on Schedule 3(d), the execution, delivery and performance of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes, the Warrants and the Guarantees and reservation for issuance and issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of the Articles of Incorporation, any capital stock of the Parent or any of its Subsidiaries, the Bylaws or any of the organizational documents of the Parent or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Parent or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws or Canadian Securities Laws and regulations and the rules and regulations (A) of the Toronto Stock Exchange (the "TSX") and (B) either of Nasdaq National Market ("Nasdaq") or The Nasdaq Small Cap Market ((A) and (B) collectively, the "Principal Markets" and each individually, a "Principal Market")) applicable to the Parent or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

         (e) Consents. Except as set forth on Schedule 3(e), none of the Parent nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations (none of which is required to be filed or obtained before the Closing): (i) the filing by the Parent of a listing application and a notice for acceptance of a private placement for the Conversion Shares and Warrant Shares with the Principal Markets, which shall be done pursuant to the rules of the Principal Markets, (ii) as may be required under the 1933 Act, the "Blue Sky" laws of various states or the rules and regulations thereunder in connection with the transactions contemplated by the Registration Rights Agreement and (iii) any notices or filings required to be given or made with TSX and Nasdaq, which have been or will be given or made on a timely basis by the Parent. The Parent and its Subsidiaries are unaware of any facts or circumstances that might prevent the Parent from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Parent is not in violation of the listing requirements of either of the

Principal Markets and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.

         (f) Acknowledgment Regarding Buyer's Purchase of Securities. Each of the Parent, the Company and Vasogen, Corp. acknowledges and agrees that the Buyer is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Buyer is not (i) an officer or director of the Parent or the Company, (ii) to the knowledge of each of the Parent and its Subsidiaries, an "affiliate" of the Parent or any of its Subsidiaries (as defined in Rule 144 under the 1933 Act) or (iii) to the knowledge of each of the Parent and its Subsidiaries, a "beneficial owner" of more than 10% of the shares of Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). Each of the Parent, the Company and Vasogen, Corp. further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Parent or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Buyer's purchase of the Securities. Each of the Parent, the Company and Vasogen, Corp. further represents to the Buyer that the Parent's, the Company's and Vasogen, Corp.'s decision to enter into the Transaction Documents has been based solely on the independent evaluation by each of them and their representatives.

         (g) No General Solicitation; Placement Agent's Fees. Neither the Parent nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (including any within the meaning of Regulation D) in connection with the offer or sale of the Securities in the United States or elsewhere or to any United States citizen or resident. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by the Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged SG Cowen & Co., LLC as placement agent (the "Agent") and any co-agents that the Agent may engage pursuant to the Engagement Letter dated as of June 24, 2005 by and between the Agent and the Parent in connection with the sale of the Securities. Other than the Agent, and the co-agents referred to above, if applicable, neither the Parent nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities.

         (h) No Integrated Offering. None of the Parent, its Subsidiaries, any of their affiliates or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Parent or any of its Subsidiaries for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Parent are listed or designated. None of the Parent, its Subsidiaries, their affiliates or any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

         (i) Dilutive Effect. The Parent understands and acknowledges that the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Parent further acknowledges that its obligation to issue Conversion Shares upon conversion, amortization and/or redemption of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with the terms of the Transaction Documents and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Parent.

         (j) Application of Takeover Protections; Rights Agreement. The Parent and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent's Articles of Incorporation which is or could become applicable to the Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Parent's or any of its Subsidiaries' issuance of the Securities and the Buyer's ownership of the Securities. Except as set forth on Schedule 3(j), the Parent has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company.

         (k) SEC-CSA Documents; Financial Statements. During the two (2) years prior to the date hereof, the Parent has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the Canadian Securities Administrators (the "CSA") pursuant to the reporting requirements of the 1934 Act and the Canadian Securities Laws (all of the foregoing filed during the two-year period prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC-CSA Documents"). The Parent has delivered to the Buyer or their respective representatives true, correct and complete copies of the SEC-CSA Documents not available on the EDGAR and SEDAR systems, if any. As of their respective dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Canadian Securities Laws and the rules and regulations of the SEC and the CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC or the CSA as applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Parent included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the CSA with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

         (l) Absence of Certain Changes. Since November 30, 2004, there has been no undisclosed material adverse change and no undisclosed material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole. Except as disclosed in Schedule 3(l), since November 30, 2004, neither the Parent nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $500,000 outside of the ordinary course of business or
(iii) had capital expenditures outside of the ordinary course of business, individually or in the aggregate, in excess of $500,000. Neither the Parent nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Parent, the Company or Vasogen, Corp. have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. Except as disclosed in Schedule 3(l), the Parent, individually, and the Parent and its respective Subsidiaries, taken as a whole, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means, with respect to any Person (as defined in Section 3(s)), (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted or (v) such Person is "unable to pay its debts" (as such term is defined in Section 214 of the Irish Companies Act, 1963 (as amended by Section 2(3) of the Companies (Amendment) Act, 1990)).

         (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to occur with respect to the Parent or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Parent under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Parent of its Common Shares on the date hereof and which has not been publicly announced.

         (n) Conduct of Business; Regulatory Permits. Neither the Parent nor its Subsidiaries is in violation of any term of or in default under its Articles of Incorporation or Bylaws or their organizational charter or certificate of incorporation or Bylaws, respectively. Neither the Parent nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Parent or its Subsidiaries, except for which an acceptance or consent has been obtained, and neither the Parent nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations that would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Parent is not in violation of any of the rules, regulations or requirements of either of the Principal Markets and has no knowledge of any facts or circumstances that would reasonably be expected to lead to delisting or suspension of the Common Shares by either of the Principal Markets in the foreseeable future. Since December 17, 2003, (i) the Common Shares have been designated for quotation on the Principal Markets, (ii) trading in the Common Shares has not been suspended by the SEC, the CSA or either of the Principal Markets and (iii) the Parent has received no communication, written or oral, from the SEC, the CSA or either of the Principal Markets regarding the suspension or delisting of the Common Shares from the Principal Markets. The Parent and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Parent nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. The Parent is a reporting issuer not in default of any requirements under the applicable Canadian Securities Laws and eligible to use the Short Form Prospectus System, established under National Instrument 44-101 of the CSA (the "POP System").

         (o) Foreign Corrupt Practices. Neither the Parent, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Parent or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Parent or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

         (p) Sarbanes-Oxley Act. The Parent is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

         (q) Transactions With Affiliates. Except as set forth in the SEC-CSA Documents filed at least ten days prior to the date hereof and other than the grant of stock options disclosed on Schedule 3(r), none of the officers, directors or employees of the Parent or any of its Subsidiaries is presently a party to any transaction with the Parent or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Parent or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

         (r) Equity Capitalization. As of the date hereof, the authorized share capital of the Parent consists of unlimited Common Shares, of which as of the date hereof, 81,481,250

Common Shares are issued and outstanding, 3,997,631 Common Shares are issuable upon the exercise of options outstanding granted under the Parent's stock option plans, 985,237 Common Shares are issuable upon the exercise of warrants (other than the Aggregate Warrants) outstanding, 72,856 Common Shares are issuable upon the exercise of deferred share units outstanding granted under the Parent's directors' deferred share unit and stock plan, 2,843,925 Common Shares are reserved for issuance under the Parent's stock option plans, 177,144 Common Shares are reserved for issuance under the Parent's directors' deferred share unit and no Common Shares are reserved for issuance pursuant to securities (other than the Aggregate Notes and the Aggregate Warrants) exercisable or exchangeable for, or convertible into, Common Shares. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r): (i) none of the Parent's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Parent and (ii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities. Except as set forth in the SEC-CSA Documents or as disclosed in Schedule 3(r), and other than the Aggregate Notes and the Aggregate Warrants: (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any kind whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to issue additional share capital of the Parent or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries; (ii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined in Section 3(s)) of the Parent or any of its Subsidiaries or by which the Parent or any of its Subsidiaries is or may become bound; (iii) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Parent or any of its Subsidiaries; (iv) there are no agreements or arrangements under which the Parent or any of its Subsidiaries is obligated to register or qualify the sale of any of their securities under the 1933 Act or under any applicable Canadian Securities Laws; (v) there are no outstanding securities or instruments of the Parent or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to redeem a security of the Parent or any of its Subsidiaries; (vi) the Parent does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (vii) the Parent and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC-CSA Documents but not so disclosed in the SEC-CSA Documents, other than those incurred in the ordinary course of the Parent's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or could not reasonably be expected to have a Material Adverse Effect. The Parent has made available to the Buyer true, correct and complete copies of the Parent's and its Subsidiaries' Articles of Incorporation or other organizational documents, as amended and as in effect on the date hereof (the "Articles of Incorporation"), and the Parent's and its Subsidiaries' bylaws, as amended and as in effect on the date hereof (the "Bylaws"), and the terms of all securities convertible into, or exercisable or exchangeable for, shares of Common Shares and the material rights of the holders thereof in respect thereto.

         (s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Parent nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Parent's officers, has or is expected to have a Material Adverse Effect. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; references to Indebtedness of the Parent or the Company shall mean Indebtedness on a consolidated basis; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

         (t) Absence of Litigation. Except as set forth in Schedule 3(t), there is no action, suit, proceeding, inquiry or investigation before or by either of the Principal Markets, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Parent or any of its Subsidiaries, threatened against or affecting the Parent or any of its Subsidiaries, the Common Shares or any of the Parent's or its Subsidiaries' officers or directors in their capacity as such which, individually or in the aggregate, if determined adversely to the Parent or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect.

         (u) Insurance. The Parent and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Parent believes to be prudent and customary in the businesses in which the Parent and its Subsidiaries are engaged. Neither the Parent nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to insure its business at a cost that would not have a Material Adverse Effect.

         (v)  Employee  Relations.  (i)  Neither  the  Parent  nor  any  of  its
Subsidiaries is a party to any collective bargaining agreement or union contract. The Parent and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Parent or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Parent or any such Subsidiary that such officer intends to leave the Parent or any such Subsidiary or otherwise terminate such officer's employment with the Parent or any such Subsidiary. To the knowledge of the Parent and its Subsidiaries, no executive officer of the Parent or any of its Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Parent or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

            (ii) The Parent and its Subsidiaries are in compliance with all United States and Canadian federal, state, provincial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

         (w) Title. The Parent and its Subsidiaries have good and marketable title to all real property and good and valid title to all personal property owned by them which is material to the business of the Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Parent and any of its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect. Any real property and facilities held under lease by the Parent or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as do not interfere with the use made and proposed to be made of such property and buildings by the Parent and its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect.

         (x) Intellectual Property Rights. The Parent and its Subsidiaries own or have licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, formulas, trade secrets, licenses, approvals, governmental authorizations and other intellectual property rights necessary to conduct their respective businesses as now conducted ("Intellectual

Property Rights"). Except as set forth in Schedule 3(x), none of the Parent's or its Subsidiaries' Intellectual Property Rights have expired, terminated or have been abandoned, or are expected to expire, terminate or be abandoned, within three years from the date of this Agreement. Neither the Parent nor any of its Subsidiaries has any knowledge of any infringement by the Parent or any of its Subsidiaries of Intellectual Property Rights of others, which infringement could reasonably be expected to have a Material Adverse Effect. There is no claim, action or proceeding being made or brought, or to the knowledge of the Parent or its Subsidiaries, being threatened against the Parent or any of its Subsidiaries regarding any of their Intellectual Property Rights. Neither the Parent nor the Company is aware of any facts or circumstances which might reasonably be expected to give rise to any of the foregoing infringements or claims, actions or proceedings. The Parent and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except for public disclosure in the U.S. Patent and Trademark Office (and foreign equivalents).

         (y) Environmental Laws. The Parent and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all United States, Irish and Canadian federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

         (z) Subsidiary Rights. Except as set forth in Schedule 3(z), the Parent or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Parent or such Subsidiary.

         (aa) Tax Status. Except as set forth in Schedule 3(aa), the Parent and each of its Subsidiaries (i) has made or filed all material foreign, United States and Canadian federal, state and provincial income and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and none of the officers of the Parent nor the officers of its Subsidiaries know of any reasonable basis for any such claim.

         (bb) Internal Accounting and Disclosure Controls. The Parent and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Parent maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Parent's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

         (cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Parent and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Parent in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

         (dd) Ranking of Notes. No Indebtedness of the Company is senior to the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of the Parent is senior to the Parent Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of Vasogen, Corp. is senior to the Subsidiary Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

         (ee) Shares Freely Tradeable. The Conversion Shares and the Initial Warrant Shares will be freely tradeable under applicable Canadian laws on the TSX from and after February 8, 2006, other than restrictions applicable in the context of a "control distribution" as defined for the purposes of Canadian Securities Laws.

         (ff) Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to the Buyer hereunder will be, or will have been, fully paid or provided for by the Company and/or the Parent (as the case may be), and all laws imposing such taxes will be or will have been complied with.

         (gg) Manipulation of Price. Neither the Parent nor the Company has, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Parent to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Parent.

         (hh) Canadian Prospectus. The Parent (i) is qualified pursuant to National Instrument 44-102, Alternative Forms of Prospectus ("NI44-102"), to file a base shelf prospectus, and (ii) is entitled to include in such a prospectus all of the Registrable Securities (as defined in the Registration Rights Agreement).

         (ii) Disclosure. Each of the Parent, the Company and Vasogen, Corp. confirms that neither it nor any other Person acting on its behalf has provided the Buyer or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. Each of the Parent, the Company and Vasogen, Corp. understands and confirms that the Buyer will rely on the foregoing representations in effecting transactions in the Securities. All disclosure provided to the Buyer regarding the Parent and its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Parent or its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Parent or its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Parent or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Parent but which has not been so publicly announced or disclosed.

         (jj) Vasogen, Corp. Vasogen, Corp. is not a party to any contract or agreement material to the Parent and Vasogen, Corp., taken as a whole or material to the Parent and its Subsidiaries, taken as a whole.

      4. COVENANTS.

         (a) Reasonable Best Efforts. Each party shall use its reasonable best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

         (b) Form D and Blue Sky. The Company and the Parent each agree to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to the Buyer promptly after such filing. The Company and the Parent each shall, on or before the Closing Date, take such action as such party shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyer at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyer on or prior to the Closing Date. Each of the Company and the Parent shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States and the applicable Canadian Securities Laws and applicable requirements of the TSX following each such Closing Date.

         (c) Reporting Status. Until the date on which the Buyer shall have sold at least 90% of the Conversion Shares and Warrant Shares and none of the Notes or Warrants is outstanding (the "Reporting Period"), the Parent shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act and the CSA under applicable Canadian Securities Laws, and the Parent shall continue to timely file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise no longer require such filings and will remain in good standing under Canadian Securities Law and eligible to use the POP System. The Buyer shall promptly notify the Parent of the occurrence of the events causing the cessation of the Parent's obligations hereunder.

         (d) Use of Proceeds. The Company will use the proceeds from the sale of the Notes and Initial Warrants for the repayment of intercompany debt to Parent previously incurred for purposes of research and development activities and for future research and development activities by the Company and/or the Parent as well as for general corporate purposes. The Company will not use the proceeds from the sale of the Notes and Initial Warrants for the (i) repayment of any other outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) redemption or repurchase of any of its equity securities.

         (e) Financial Information. The Parent agrees to send the following to the Buyer during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 40-F or Form 20-F, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act and (ii) copies of any notices and other information made available or given to the shareholders of the Parent generally, contemporaneously with the making available or giving thereof to the shareholders. As used herein "Business Day" means any day other than a Saturday, Sunday, or other day on which commercial banks in New York City are authorized or required by law to remain closed.

         (f) Listing. The Parent shall promptly secure the listing of all of the Conversion Shares and Initial Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Conversion Shares and Warrant Shares from time to time issuable under the terms of the Notes and the Warrants. The Parent shall maintain the Common Shares' listing or authorization for quotation on each of the Principal Markets. Neither the Parent nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on either of the Principal Markets; provided, however, that the Parent makes no covenant regarding the trading price of the Common Shares. The Parent shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

         (g) Fees. Subject to Section 8 below, at the Closing, the Company shall pay an expense allowance to Kings Road Investments Ltd. (a Buyer) or its designee(s) (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement) to cover expenses reasonably incurred by Kings Road Investments Ltd. or any professionals engaged by Kings Road Investments Ltd. in relation to due diligence and investment documentation, in an amount not to exceed $70,000 (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement), which amount shall be withheld by Kings Road Investments Ltd. from its Purchase Price at the Closing in satisfaction of the Company's payment obligation. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by the Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Agent. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyer.

         (h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by a Holder (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and neither the Buyer nor its successor or assign thereof effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Buyer.

         (i) Disclosure of Transactions and Other Material Information. On the first Business Day following the date of this Agreement, the Parent shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (but excluding all schedules to this Agreement, assuming no material non-public information is contained in such schedules), the form of each of the Notes, the Warrants, the Registration Rights Agreement and the Guarantees) as exhibits to such filing (including all attachments, the "6-K Filing") and a material change report on Form 51-102F3 in accordance with National Instrument 51-102 of the CSA with respect thereto (the "Material Change Report"). Upon the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA, the Buyer shall not be in possession of any material, nonpublic information received from the Parent or any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing and the Material Change Report. The Parent shall not, and shall cause each of its Subsidiaries and each of their respective officers, directors, employees and agents, not to, provide the Buyer with any material, nonpublic information regarding the Parent or any of its Subsidiaries from and after the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA without the express written consent of the Buyer. If, after the deadline for the 6-K Filing set forth above, the Buyer has, or reasonably believes it has, received any such material, nonpublic information regarding the Parent or any of its Subsidiaries, it shall provide the Parent with written notice thereof. The Parent shall, within five (5) Trading Days of receipt of such notice except pursuant to Allowable

Grace Periods under the Registration Rights Agreement, make public disclosure of such material, nonpublic information. In the event of a breach of the foregoing covenant by the Parent, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, the Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. The Buyer shall not have any liability to the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure. Subject to the foregoing, neither the Parent nor the Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, that the Parent shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith or (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Buyer shall be consulted by the Parent in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the Buyer, which shall be deemed to have been received in respect of the filing of the Transaction Documents with the 6-K Filing and the filing of the Material Change Report, neither the Parent nor any of its Subsidiaries shall disclose the name of the Buyer in any filing, announcement, release or otherwise other than in a prospectus for the resale of the Conversion Shares, to which consent is deemed given hereby or as otherwise required by law to specifically name the Buyer.

         (j) Restriction on Redemption and Cash Dividends. So long as any Notes are outstanding, neither the Company nor the Parent shall, directly or indirectly, redeem, repurchase, or otherwise acquire for value or declare or pay any dividend or distribution on, the Common Shares without the prior express written consent of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes. Notwithstanding the foregoing, nothing herein shall prevent the Company or the Parent from satisfying its obligations under the Aggregate Notes and the Aggregate Warrants.

         (k) Additional Notes; Variable Securities; Dilutive Issuances. So long as the Buyer or any Other Buyer beneficially owns any Notes or Other Notes, as applicable, the Company shall not issue any Notes or Other Notes other than to the Buyers as contemplated by this Agreement or the Other Purchase Agreements, as applicable, and neither the Company nor the Parent shall issue any other securities that would cause a breach or default under the Notes or Other Notes, as applicable, while such Notes or Other Notes are outstanding. Until the earlier of three (3) years from the Closing and the date the Buyer or any Other Buyer no longer beneficially own any Securities, neither the Company nor the Parent shall, in any manner, issue or sell any rights, warrants or options (other than the Aggregate Notes and Aggregate Warrants) (i) to subscribe for or purchase Common Shares or (ii) which are directly or indirectly convertible into or exchangeable or exercisable for Common Shares, in each of cases (i) and (ii), at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price. Until the Effectiveness Date (as defined in the Registration Rights Agreement), neither the Company nor the Parent shall, in any manner, enter into or effect any Dilutive Issuance (as defined in the

Notes).

         (l) Corporate Existence. So long as the Buyer beneficially owns any Notes or Warrants, neither the Company nor the Parent shall be party to any Fundamental Transaction (as defined in the Notes) unless the Company and the Parent, as applicable, is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

         (m) Reservation of Shares. The Parent shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, after the Closing Date, the maximum number of shares of Common Shares issuable upon conversion, amortization and/or redemption of all of the Notes and shares of Common Shares issuable upon exercise of the Warrants.

         (n) Conduct of Business. The business of the Company, the Parent and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

         (o) Additional Issuances of Securities.

            (i) For purposes of this Section 4(o), the following definitions shall apply.

                (1)  "Convertible  Securities"  means  any  stock or  securities
        (other than the Aggregate Notes, Aggregate Warrants or Options) convertible into or exercisable or exchangeable for shares of Common Shares.

                (2) "Options" means any rights, warrants (other than the Aggregate Warrants) or options to subscribe for or purchase shares of Common Shares or Convertible Securities.

                (3) "Common Share Equivalents" means, collectively, Options and Convertible Securities.

            (ii) As long as 15% of the original principal amount of the Notes issued at the Closing are outstanding, from the Closing Date until the eighteen month anniversary of the Closing Date, the Parent will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Common Shares or Common Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement") unless the Parent shall have first complied with this Section 4(o)(ii).

                (1) The Parent shall deliver to the Buyer by facsimile a written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange

        (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement within one Business Day of the determination of the terms of such Subsequent Placement, which Offer Notice shall (x) identify and describe the Offered Securities, (y) describe the price range and other terms upon which they are expected to be issued, sold or exchanged, and the number or amount of the Offered Securities expected to be issued, sold or exchanged and (z) offer to issue and sell to or exchange with the Buyer (which offer being non-transferable to any successor to or transferee of the Buyer) a pro rata portion of 35% of the Offered Securities allocated among the Buyer and the Other Buyers (collectively, the "Buyers") including (a) those based on such Person's pro rata portion of the aggregate principal amount of Notes purchased hereunder and pursuant to the Other Purchase Agreements (the "Basic Amount"), and (b) if the Buyer elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of Other Buyers as the Buyer shall indicate it will purchase or acquire should the Other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount").

                (2) To accept an Offer, in whole or in part, the Buyer must deliver a written notice to the Company prior to the end of the first
        (1st) full Business Day after the Buyer's receipt of the Offer Notice (for purposes of this Section 4(o)(ii)(2), notwithstanding the provisions of Section 9(f), receipt of the Offer Notice shall not be deemed to have occurred until the Buyer shall have physically received such Offer Notice (the "Offer Period"), setting forth the portion of the Buyer's Basic Amount that the Buyer elects to purchase and, if the Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that the Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be deemed to have elected to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Parent to the extent it deems reasonably necessary.

                (3) The Parent shall have twenty (20) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "Refused Securities"), but only upon terms and conditions (including, without limitation, unit prices and interest rates within the range specified in the Offer) that are not more favorable to the acquiring person or persons or less favorable to the Parent than those set forth in the Offer Notice.

                (4) In the event the Parent shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in

        Section 4(o)(ii)(3) above), then each Buyer may, at its sole option and in its sole discretion, subject to the following sentence, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(o)(ii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Parent actually proposes to issue, sell or exchange (including Offered
        Securities to be issued or sold to Buyers pursuant to Section 4(o)(ii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that the Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Parent may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(o)(ii)(1) above. Provided that the Buyer has been advised by the Parent electronically or by telephone (with verbal confirmation of receipt) by 5:00pm New York Time, the Buyer must make its election to reduce referred to above no later than 8:00am New York Time the following Business Day.

                (5) Upon the closing of the issuance, sale or exchange of all or less than all of the Offered Securities, the Buyers shall acquire from the Parent, and the Parent shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(o)(ii)(4) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to (i) the preparation, execution and delivery by the Parent and the Buyers of a purchase agreement relating to such Offered Securities substantially in the form negotiated with the purchasers of the Offered Securities other than the Buyers but reasonably satisfactory in form and substance to the Buyers and their respective counsel, (ii) the Buyers' satisfaction, in their sole discretion, with both (I) the final price and (II) the substantive final terms and/or conditions that differ from those contained in the Offer Notice, and (iii) the Buyers' reasonable satisfaction with the identity of the other persons or entities to which the Offered Securities will be sold.

                (6) Any Offered Securities not acquired by the Buyers or other Persons in accordance with this Section 4(o)(ii) may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

            (iii) The restrictions contained in subsection (ii) of this Section 4(o) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes or securities issued in connection with (A) any public offering or (B) any offering of securities convertible into Common Shares pursuant to Rule 144A under the 1933 Act).

         (p) Holding Period. For the purposes of Rule 144 and applicable Canadian Securities Laws, the Company acknowledges that the holding period of the Conversion Shares may be tacked onto the holding period of the Notes and the Parent and the Company agree not to take a position contrary to this Section 4(p).

         (q) Letter of Credit.

            (i) On or prior to the Closing Date, the Company shall obtain an irrevocable letter of credit (the "Letter of Credit"), in the amount of $10,000,000 issued in favor of Kings Road Investments Ltd. (the "LC Agent") by a bank acceptable to such LC Agent (the "Letter of Credit Bank") and in form and substance acceptable to such LC Agent. Subject to the last three sentences of this Section (q)(i), the Letter of Credit shall expire not earlier than 91 days after the Maturity Date of the Notes (the "LC Expiration Date"). Upon the occurrence and during the continuance of an Event of Default under (and as defined in) any of the Aggregate Notes, the LC Agent shall be entitled to draw under the Letter of Credit for the full Letter of Credit Amount (as defined in the Aggregate Notes) then available thereunder, it being understood that the LC Agent shall act for the benefit of the Buyers on a pro rata basis based on the principal amount of the Aggregate Notes held by each of the Buyers and hold such amount as collateral security for the obligations under the Aggregate Notes for the benefit of the Buyers. The Company shall obtain such renewals, extensions or replacements of the Letter of Credit as necessary to ensure that the Letter of Credit shall not expire prior to the LC Expiration Date (unless the Letter of Credit shall have been reduced to zero in accordance with the terms contained in this Section 4(q) prior to such date). If, at any time, the Company cannot obtain a renewal, extension or replacement of the Letter of Credit such that the Letter of Credit will expire prior to the LC Expiration Date (a "Withdrawal Event"), the Company and the Letter of Credit Bank shall each give the LC Agent written notice of the occurrence of a Withdrawal Event at least forty-five (45) days prior to the then current expiration date of the Letter of Credit. Following a Withdrawal Event, the LC Agent shall be entitled to draw down the Letter of Credit Amount in its entirety (whether or not an Event of Default shall have occurred or be continuing under any of the Notes) and hold such amount as collateral security for the obligations under the Notes for the benefit of the Buyers.

            (ii) If more than $23 million of the Aggregate Notes are converted, redeemed or amortized pursuant to the terms of the Aggregate Notes, the Company shall promptly deliver a notice to the LC Agent (the "LC Reduction Notice"), certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal one-half of the difference between $17 million and the aggregate principal amount of the Aggregate Notes then outstanding. After delivery of the initial LC Reduction Notice, if the outstanding principal amount of the Aggregate Notes has been reduced by $2 million or more from the time of the prior LC Reduction Notice, the Company may deliver a subsequent LC Reduction Notice to the LC Agent certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal the difference between (A) one-half of the difference between (i) $17 million and (ii) the aggregate principal amount of the Aggregate Notes then outstanding and (B) the aggregate amount of any prior reductions of the Letter of Credit Amount. Within 10 days of the receipt of any such LC Reduction Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the reduction of the Letter of Credit Amount to the Company as set forth in the LC Reduction Notice.

            (iii) If the Company obtains FDA Approval (as defined in the Notes), the Company shall promptly deliver a written notice to the LC Agent (the "Letter of Credit Notice"), certifying as to the occurrence of such event and a copy of such FDA Approval. Within 10 days of the receipt of the Letter of Credit Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the release and return of the Letter of Credit Amount to the Company.

            (iv) Notwithstanding the foregoing, if the LC Agent reasonably disagrees with the contents of either a LC Reduction Notice or a Letter of Credit Notice or the Company disagrees with any action taken or omitted to be taken by the LC Agent, such party shall use the dispute resolution procedures contained in Section 25 of the Notes.

            (v) Kings Road Investments Ltd. is hereby appointed as the LC Agent for the Buyer hereunder, and the Buyer hereby authorizes the LC Agent (and its officers, directors, employees and agents) to take any and all such actions on behalf of the Buyer with respect to the Letter of Credit in accordance with the terms of this Agreement. The LC Agent shall not have, by reason hereof or any of the other Transaction Documents, a fiduciary relationship in respect of the Buyer. Neither the LC Agent nor any of its officers, directors, employees and agents shall have any liability to the Buyer for any action taken or omitted to be taken in connection hereof except to the extent caused by its own gross negligence or willful misconduct, and the Buyer agrees to defend, protect, indemnify and hold harmless the LC Agent and all of its officers, directors, employees and agents (collectively, the "Indemnitees") from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) (the "Losses") incurred by such Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Indemnitee of the duties and obligations of the LC Agent pursuant hereto; provided, however, that the Buyer shall not be required to indemnify the Indemnitees to the extent any such Losses are the result of the LC Agent's fraud or willful misconduct.

         (r) Trading Restrictions. Neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may purchase, sell or enter into any put option, short position or similar arrangement with respect to securities of the Parent that violates Current Securities Laws or otherwise trade in the securities of the Parent in violation of applicable Current Securities Laws. In addition, during each Company Conversion Measuring Period (as defined in the Notes) neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may engage in a Restricted Activity other than the sale of Common Shares received upon a Company Conversion (as defined in the Notes), upon a conversion, amortization or redemption of Notes pursuant to Section 3 of the Notes, upon exercise of any Warrants, or the transfer of any Notes or Warrants as permitted by their terms. "Restricted Activity" means, (a) any Acquisition or Disposition, in open market transactions of (i) any Common Shares or (ii) any securities convertible into or exchangeable for or derivative of Common Shares and (b) any other action taken intentionally for the purpose of manipulating the price of Common Shares. "Acquisition" means any direct or indirect voluntary acquisition or purchase (other than by merger, consolidation, combination, recapitalization or other reorganization, or by operation of law). "Disposition" means any direct or indirect voluntary sale, or monetization, including through a Subsidiary or by means of an equity offering by any such Subsidiary, but shall not include, any of the actions contemplated by
Section 4(h) or any disposition thereunder. "Current Securities Laws" means the rules and regulations, existing on the date hereof, of the 1933 Act, the 1934 Act and the Canadian Securities Laws, in each case as are set forth in currently disseminated interpretations by the SEC or the CSA, as applicable, in writing, through rules, regulations, releases, no-action letters or published telephone interpretations.

         (s)  Acknowledgement  Regarding  Buyer's Trading  Activity.  Subject to
Section 4(r) of this Agreement, it is understood and agreed by the Parent and the Company (i) that, to the knowledge of the Parent, the Buyer has not been asked to agree, nor has the Buyer agreed, to desist from purchasing or selling, long and/or short, securities of the Parent, or "derivative" securities based on securities issued by the Parent or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by the Buyer, including, without limitation, Short Sales or "derivative" transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Parent's publicly-traded securities;
(iii) that the Buyer, and counter parties in "derivative" transactions to which the Buyer is a party, directly or indirectly, presently may have a "short" position in the Common Shares or an economically comparable position; and (iv) that, to the knowledge of the Parent, the Buyer shall not be deemed to have any affiliation with or control over any arm's length counter party in any "derivative" transaction. Subject to Section 4(r) of this Agreement and notwithstanding any other provisions of this Agreement and the provisions of the Transaction Documents, the Parent further understands, acknowledges and agrees that (a) the Buyer may engage in hedging and/or trading activities at any time during the period that the Securities are outstanding, including, without limitation, during the periods that the number and/or value of the Conversion Shares deliverable with respect to Securities are being determined and (b) such hedging and/or trading activities (if any) could reduce the value of the existing stockholders' equity interests in the Parent both at and after the time that the hedging and/or trading activities are being conducted. The Parent and the Company acknowledge that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants or any of the documents executed in connection herewith.

         (t) Subsidiaries; Guaranty. To the extent any Subsidiary of the Parent that comes into existence after the date hereof has assets transferred into it having a fair market value of $1,000,000, individually, or $5,000,000 in the aggregate, each such Subsidiary shall promptly enter into a guarantee substantially in the form attached hereto as Exhibit D-2.

         (u) Amendment to Other Security Purchase Agreements. Neither the Company nor the Parent shall amend any of the Other Purchase Agreements without first offering the same terms to the Buyer hereunder.

         (v) No Conflicts with Irish Law. The Parent and the Company covenant and agree that:

            (i) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Section 60 nor Section 286 of the Irish Companies Act, 1963.

            (ii) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Part XI of the Irish Companies Act, 1990.

         (w) Change to DTC Brokerage Account Information. If the Buyer seeks at any time to make any changes to the DTC brokerage account information which the Buyer has provided pursuant to Section 6(d) hereof, the Buyer shall deliver to the Parent a new form, substantially in the form of Exhibit E, setting forth revised DTC brokerage account information. The Parent shall be obligated to use, beginning no later than five (5) Business Days after receipt thereof, such revised DTC brokerage account information for any delivery of Common Shares required under the Transaction Documents.

      5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

         (a) Register. The Company and the Parent shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants, as applicable, in which the Company and the Parent shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company and the Parent shall keep the register open and available at all times during business hours for inspection by the Buyer or its legal representatives.

         (b) Transfer Agent Instructions. The Parent shall issue treasury instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of the Buyer or its respective nominee(s), for the Conversion Shares and the Warrant Shares issued upon conversion, amortization or redemption of the Notes or exercise of the Warrants in such amounts as specified from time to time by the Buyer to the Parent or by the Parent, as the case may be, upon conversion, amortization and/or redemption of the Notes or exercise of the Warrants substantially in the form attached as Exhibit I to the Notes and Warrants, respectively (the "Treasury Instructions"). The Parent warrants that no instruction other than the Treasury Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Parent to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Parent and the Company as and to the extent provided in this Agreement and the other Transaction Documents. If the Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f) and the other provisions of the Transaction Documents, subject to Section 9(s), the Parent and the Company shall permit the transfer and, in the case of a transfer of Common Shares, the Parent shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144 or Rule 904, subject to Section 9(s), the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. Each of the Parent and the Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer. Accordingly, the Parent and the Company acknowledge that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Parent or the Company of the provisions of this
Section 5(b), that the Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

      6. CONDITIONS TO THE COMPANY'S AND THE PARENT'S OBLIGATION TO SELL.

         The obligation of the Company hereunder to issue and sell the Notes and the obligation of the Parent to issue the Initial Warrants to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's and the Parent's sole benefit and may be waived by the Company and the Parent at any time in their sole discretion by providing the Buyer with prior written notice thereof:

         (a) The Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company and the Parent.

         (b) The Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of Kings Road Investments Ltd., the amounts withheld pursuant to Section 4(g)) for the Notes and the Other Notes and the Warrants and the Other Warrants being obtained by the Buyers at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

         (c) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

         (d) The Buyer shall have completed and delivered to the Parent the DTC brokerage account information form with respect to the Buyer in substantially the form of Exhibit E attached hereto.

      7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

      The obligation of the Buyer hereunder to purchase the Notes and the Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer's sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

         (a) The Company  shall have duly  executed and  delivered to the Buyer:
(A) the Notes (in such principal amounts as the Buyer shall request) being obtained by the Buyer at the Closing pursuant to this Agreement and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (b) The Parent shall have duly executed and delivered to the Buyer: (A) the Warrants (in such allocations as the Buyer shall request) being received by the Buyer at the Closing pursuant to this Agreement; (B) the Parent Guaranty, and (C) to the extent it is a party thereto, each of the other Transaction Documents.

         (c) Vasogen, Corp. shall have duly executed and delivered to the Buyer:
(A) the Subsidiary Guaranty, and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (d) The Buyer shall have received the opinion of Lang Michener LLP, the
Parent's   outside  Canadian   counsel,   dated  as  of  the  Closing  Date,  in
substantially the form of Exhibit F-1 attached hereto.

         (e) The Buyer shall have received the opinion of Eugene F. Collins Solicitors, the Company's outside Irish counsel, dated as of the Closing Date, in substantially the form of Exhibit F-2 attached hereto.

         (f) The Buyer shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Company's outside United States counsel, dated as of the Closing Date, in substantially the form of Exhibit F-3 attached hereto.

         (g) The Parent shall have delivered to the Buyer a certificate of compliance with the CBCA of the Parent, and the Company shall have delivered to the Buyer a certificate evidencing the formation and status of the Company in the Company's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Closing Date.

         (h) The Parent shall have delivered to the Buyer a certificate evidencing the Parent's qualification as a foreign corporation (if applicable) and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Parent conducts business and such qualification is required, as of a date within 10 days of the Closing Date. The Company shall have delivered to the Buyer a Letter of Status from the Companies Registration Office in Dublin, Ireland.

         (i) The Parent shall have delivered to the Buyer a certified copy of the Articles of Incorporation of the Parent, and the Company shall have delivered to the Buyer a certified copy of its Memorandum and Articles of Association of the Company, in each case as certified by the Secretary of State (or equivalent) in the applicable jurisdiction of incorporation within ten (10) days of the Closing Date.

         (j) The Parent shall have delivered to the Buyer a certificate, executed by the Secretary of the Parent and the Company shall have delivered to the Buyer a certificate, executed by a Director of the Company, in each case dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by such entity's board of directors in a form reasonably acceptable to the Buyer, (ii) the Articles of Incorporation, as in effect at the Closing, of each such entity and (iii) the Bylaws, as in effect at the Closing, of each such entity in the form attached hereto as Exhibit G.

         (k) The  representations  and  warranties of the Company and the Parent
shall  be  true  and  correct  in  all  material   respects  (except  for  those
representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company and the Parent shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company and/or the Parent, as applicable at or prior to the Closing Date.

         (l) The Parent shall have delivered to the Buyer a letter from the Parent's transfer agent certifying the number of shares of Common Shares outstanding as of a date within five days of the Closing Date.

         (m) The Common Shares (i) shall be designated for quotation or listed on each of the Principal Markets and (ii) shall not have been suspended, as of the Closing Date, by the SEC, the CSA or either of the Principal Markets from trading on the Principal Markets nor shall suspension by the SEC, the CSA or either of the Principal Markets have been threatened, as of the Closing Date, either (A) in writing by the SEC, the CSA or either of the Principal Markets or
(B) by falling below the minimum listing maintenance requirements of either of the Principal Markets.

         (n) The Company and the Parent shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

         (o) There shall be no Indebtedness of the Parent or any of its Subsidiaries other than Indebtedness which is pari passu with or subordinate to the Notes and the Guarantees, as applicable, so long as such Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until 91 days after the Maturity Date (as defined in the Notes) or later; provided, that (I) the Company, the Parent or Vasogen, Corp. may incur Indebtedness that is secured by assets purchased with the proceeds of such Indebtedness, (II) the Parent, the Company or Vasogen, Corp. may incur purchase money Indebtedness for the purpose of financing the acquisition of equipment to be acquired or held by the Company, the Parent or Vasogen, Corp. in the ordinary course of business, provided, that the principal amount of such Indebtedness shall not materially exceed 80% of the cost of the property so acquired, and
(III) the Company, the Parent and/or Vasogen, Corp. may incur Indebtedness owed to the Parent or any of its Subsidiaries.

         (p) The approval of each of the Principal Markets for the issuance of the Securities contemplated hereby and conditional listing of the Conversion Shares and the Warrant Shares shall have been obtained.

         (q) The Company and the Parent shall have delivered to the Buyer such other documents relating to the transactions contemplated by this Agreement as the Buyer or its counsel may reasonably request.

         (r) The Company shall have obtained and delivered the Letter of Credit pursuant to the terms of Section 4(q) hereof.

         (s) The Company and the Parent shall have entered into one or more security purchase agreements (the "Other Purchase Agreements") relating to the sale and purchase of securities on substantially identical terms to this Agreement, that provide for the aggregate sale (when combined with this Agreement) of $40,000,000 in aggregate principal amount of Aggregate Notes and Aggregate Warrants.

      8. TERMINATION.

      In the event that the  Closing  shall not have  occurred  on or before ten
(10) Business Days from the date hereof due to the Company's, the Parent's or the Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8 due to any breach of a representation, warranty, covenant or agreement by the Company or the Parent, the Company shall remain obligated to reimburse the non-breaching Buyer for the expenses described in Section 4(g) above.

      9. MISCELLANEOUS.

         (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company, the Parent and Vasogen, Corp. have appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as their agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE

ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

         (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

         (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

         (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements among the Buyer, the Parent, the Company, Vasogen, Corp., their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, none of the Parent, the Company, Vasogen, Corp. or the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parent, the Company, Vasogen, Corp. and the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on the Buyer and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with the Buyer relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

         (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

             If to the Company:

                      Vasogen Ireland Limited
                      Shannon Airport House
                      Shannon
                      Co. Clare
                      Ireland
                      Telephone:  353-61-472-844
                      Facsimile:  353-1-886-9359
                      Attention:  Mr. Kevin Donovan, Director

                      With a copy (for informational purposes only) to:

                      Vasogen Inc.
                      Vasogen, Corp.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer: cwaddick@vasogen.com;
                                  and
                                  Vice President, Corporate & Legal Affairs:
                                  jlesaux@vasogen.com;
                                  and for purposes of the Note, the Controller: gneil@vasogen.com

                      Lang Michener LLP
                      BCE Place, P.O. Box 747
                      Suite 2500, 181 Bay Street
                      Toronto, Ontario
                      M5J 2T7
                      Telephone:  (416) 307-4040
                      Facsimile:  (416) 365-1719
                      Attention:  Geofrey Myers, Esq.

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      1285 Avenue of the Americas
                      New York, New York 10019-6064
                      Telephone:  (212) 373-3000
                      Facsimile:  (212) 757-3990
                      Attention:  Edwin S. Maynard, Esq.

             If to the Parent or Vasogen, Corp.:

                      Vasogen Inc.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer; and
                                  Vice President, Corporate & Legal Affairs

                      With a copy (for informational purposes only) to:

                      the Company
                      (at the address listed above)

                      Lang Michener LLP
                      (at the address listed above)

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      (at the address listed above)

             If to the Transfer Agent:

                      Mellon Investor Services LLC
                      85 Challenger Road
                      Ridgefield Park, NJ 07660
                      Telephone:  (201) 329-8833
                      Facsimile:  (201) 329-8922
                      Attention:  Ms. Diane Almonte

If to the Buyer, to its address and facsimile number set forth on the Buyer Schedule, with copies to the Buyer's representatives as set forth on the Buyer Schedule,

         with a copy (for informational purposes only) to:

                  Schulte Roth & Zabel LLP
                  919 Third Avenue
                  New York, New York 10022
                  Telephone:  (212) 756-2000
                  Facsimile:  (212) 593-5955
                  Attention:  Eleazer N. Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.
Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

         (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants. None of the Company, the Parent or Vasogen, Corp. shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). The Buyer may assign some or all of its rights hereunder without the consent of the Company in connection with a transfer by the Buyer of the Notes and Warrants in private transactions in accordance with the terms thereof, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

         (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Parent, the Company, Vasogen, Corp. and the Buyer contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing.

         (j) Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars ("US Dollars"). All amounts owing under this Agreement or any Transaction Document shall be paid in US Dollars. All amounts denominated in other currencies shall be converted in the US Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US Dollars pursuant to this Agreement, the US Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

         (k) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         (l) Indemnification. In consideration of the Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's and the Parent's other obligations under the Transaction Documents, the Company and the Parent, jointly and severally, shall defend, protect, indemnify and hold harmless the Buyer and each other holder of the Securities (other than Persons holding only Securities purchased in open market transactions) and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any material inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents or any inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents that is qualified by materiality or Material Adverse Effect, (b) any breach in any material respect of any covenant, agreement or obligation of the Company, the Parent or Vasogen, Corp. contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company, the Parent or Vasogen, Corp.) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities or (iii) the status of the Buyer or holder of the Securities as an investor in the Company or the Parent pursuant to the transactions contemplated by the Transaction Documents; provided, that indemnification pursuant to this clause (iii) shall not be available to the extent arising primarily from the Buyer's fraud, gross negligence or willful misconduct. To the extent that the foregoing undertaking by the Company or the Parent may be unenforceable for any reason, the Company and the Parent shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

         (m) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

         (n) Remedies. The Buyer and each holder of the Securities (other than Persons holding only Securities purchased in open market transactions) shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company, the Parent and Vasogen, Corp. recognize that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyer. The Company, the Parent and Vasogen, Corp. therefore agree that the Buyer shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

         (o) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Buyer exercises a right, election, demand or option under a Transaction Document and the Company, the Parent or Vasogen, Corp. does not timely perform its related obligations within the periods therein provided, then the Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, the Parent or Vasogen, Corp., as applicable, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

         (p) Payment Set Aside. To the extent that the Company, the Parent or Vasogen, Corp. makes a payment or payments to the Buyer or pursuant to any of the other Transaction Documents or the Buyer enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, the Parent, Vasogen, Corp., a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, United States or Canadian federal, state or provincial law, foreign law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

         (q) Independent Nature of Buyer's Obligations and Rights. The obligations of the Buyer under any Transaction Document are several and not joint with the obligations of any Other Buyer, under the Other Purchase
Agreements, and the Buyer shall not be responsible in any way for the performance of the obligations of any Other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by the Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. The Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any Other Buyer to be joined as an additional party in any proceeding for such purpose.

         (r) Judgment Currency.

            (i) If for the purpose of obtaining or enforcing judgment against the Company, the Parent or Vasogen, Corp. in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(r) referred to as the "Judgment Currency") an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

                (1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

                (2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the "Judgment Conversion Date").

            (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(r)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

            (iii) Any amount due from the Company, the Parent or Vasogen, Corp. under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

         (s) Opinion to Transfer Agent. Assuming that the Buyer (i) is a Qualified Institutional Buyer (as such term is defined in Rule 144A under the 1933 Act) (a "QIB") as of the date hereof, (ii) will offer and sell any Common Shares the Buyer receives upon any conversion, amortization and/or redemption of a Note (including, without limitation, pursuant to Section 3, 5, 8, 9 or 10 of the Note) or any exercise of a warrant (including, without limitation, pursuant to Section 1 of the Warrant) pursuant to an effective registration statement or pursuant to Rule 904 or Rule 144 under the 1933 Act (any such method of offer and sale, an "Approved Method"), (iii) for purposes of an offer or sale under Rule 904 under the 1933 Act, is not an affiliate (as such term is defined in Rule 144 under the 1933 Act) (an "Affiliate") of the Parent as of the date hereof and (iv) will promptly notify the Parent and the Company if the Buyer ceases to be a QIB, chooses to offer or sell such Common Shares pursuant to a method other than an Approved Method, or becomes an Affiliate of the Parent (any such notice, a "Notice"), then the Parent will direct Paul, Weiss, Rifkind, Wharton & Garrison LLP to deliver a standing opinion to the transfer agent in substantially the form attached to the Transfer Agent Instructions on the Effectiveness Date. The Buyer covenants that it will comply with clause (iv) above and represents and warrants that the assumptions set forth in clauses (i) through (iii) above are true and correct with respect to the Buyer as of the date hereof, and will continue to be true and correct with respect to the Buyer, except as set forth in a Notice.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Buyer, the Company, the Parent and Vasogen, Corp. have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

SIGNED,   SEALED  AND   DELIVERED  BY  KEVIN
DONOVAN  AS A  DEED  FOR  AND ON  BEHALF  OF
VASOGEN IRELAND LIMITED  PURSUANT TO A POWER
OF ATTORNEY                                   ----------------------------------



Signature of Witness:
                      ----------------------------
Name:
      --------------------------------------------

Address:
         -----------------------------------------

Occupation:
            --------------------------------------







                [Signature Page to Securities Purchase Agreement]

                                        VASOGEN INC.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:


                                        VASOGEN, CORP.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:










                [Signature Page to Securities Purchase Agreement]

                                        KINGS ROAD INVESTMENTS LTD.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:















                [Signature Page to Securities Purchase Agreement]


                                                           BUYER SCHEDULE

      (1)                      (2)                          (3)           (4)           (5)                      (6)



                                                         Aggregate
                                                         Principal     Number of
                          Address and                    Amount of      Warrant                     Legal Representative's Address
     Buyer              Facsimile Number                   Notes         Shares    Purchase Price       and Facsimile Number
------------------------------------------------------------------------------------------------------------------------------------
Kings Road         c/o Polygon Investment Partners      $16,500,000    1,375,000     $16,500,000     Schulte Roth & Zabel LLP
Investments Ltd    LP598 Madison Avenue, 14th Floor                                                  919 Third Avenue
                   New York, NY 10022                                                                New York, New York  10022
                   Attention: Erik M.W. Caspersen and                                                Attention: Eleazer Klein, Esq.
                   Brandon L. Jones                                                                  Facsimile: (212) 593-5955
                   Facsimile: (212) 359-7301                                                         Telephone: (212) 756-2376
                   Telephone: (212) 359-7300
                   Residence: Cayman Islands

------------------------------------------------------------------------------------------------------------------------------------


                                    EXHIBITS
                                    --------


Exhibit A       Form of Notes
Exhibit B       Form of Warrants
Exhibit C       Registration Rights Agreement
Exhibit D-1     Form of Parent Guaranty
Exhibit D-2     Form of Subsidiary Guaranty
Exhibit E       Form of DTC Brokerage Account Information Form
Exhibit F-1     Form of Outside Canadian Counsel Opinion
Exhibit F-2     Form of Outside Irish Counsel Opinion
Exhibit F-3     Form of Outside United States Counsel Opinion
Exhibit G       Form of Secretary's Certificate


                                   SCHEDULES
                                   ---------


Schedule 2(b)      Accredited Investor Certificate
Schedule 3(a)      Subsidiaries
Schedule 3(d)      No Conflicts
Schedule 3(e)      Consents
Schedule 3(j)      Rights Plan
Schedule 3(l)      Absence of Certain Changes
Schedule 3(r)      Capitalization
Schedule 3(s)      Indebtedness and Other Contracts
Schedule 3(t)      Litigation
Schedule 3(x)      Intellectual Property
Schedule 3(z)      Subsidiary Rights
Schedule 3(aa)     Tax Status

                     EXHIBIT E [To be attached to the SPA]

                                 [NAME OF BUYER]


                     DTC BROKERAGE ACCOUNT INFORMATION FORM

                                      * * *

Reference is made to the Securities Purchase Agreement, dated as of October ___, 2005 (the "Securities Purchase Agreement"), among Vasogen Inc., a Canadian corporation (the "Parent"), Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland, Vasogen, Corp., a Delaware corporation, and the [buyer][buyers] listed on the Buyer Schedule attached thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement.

The undersigned Buyer hereby informs the Parent that any Common Shares to be issued to the Buyer upon conversion, amortization and/or redemption of the Notes or upon exercise of the Warrants, as the case may be, should be issued and deposited into the following DTC brokerage account of the Buyer:

      DTC Broker/ Participant Number:
                                                --------------------------------
      Brokerage account number (optional):
                                                --------------------------------
      Broker Name:
                                                --------------------------------
      Broker Address:
                                                --------------------------------

                                                --------------------------------
      Broker Telephone Number:
                                                --------------------------------
      Broker Facsimile Number:
                                                --------------------------------
      Broker e-mail address:
                                                --------------------------------

The Buyer hereby covenants that it will not make any changes to the DTC brokerage account information set forth above unless the Buyer shall have first provided the Parent at least ten (10) Trading Days' notice of any such change by delivering to the Parent a new form substantially in the form of Exhibit E to the Securities Purchase Agreement in accordance with Section 9(f) of the Securities Purchase Agreement.


                                           [NAME OF BUYER]


                                           By:
                                               --------------------------------
                                                Name:
                                                Title:

Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

BCE Place, 181 Bay Street, Suite 2500
P.O. Box 747
Toronto ON M5J 2T7
Canada

Telephone: 416-360-8600
Facsimile: 416-365-1719



October 7, 2005

Kings Road Investments Ltd.
c/o Polygon Investment Partners LP
598 Madison Avenue, 14th Floor
New York, NY  10022
Tel:  (212) 359-7336
Fax:  (212) 359-7304

Attention:  Eric Caspersen / Brandon Jones

SG Cowen & Co., LLC
1221 Avenue of the Americas
New York, NY  10020
Tel:  (646) 562-1000

Attention:  Gregg Smith


Dear Sirs:

Re:   Vasogen Inc. - Securities Purchase Agreement dated October 7, 2005

      We have acted as Canadian counsel to Vasogen Inc. (the "Company"), a corporation continued under the laws of Canada, in connection with the issue and sale, pursuant to the securities purchase agreement (the "Securities Purchase Agreement") dated October 7, 2005 among Vasogen Ireland Limited, the Company and Kings Road Investments Ltd. (the "purchaser"), of (i) US$16,500,000 principal amount of notes of Vasogen Ireland Limited (the "Notes") which are convertible into, redeemable for and repayable in, common shares in the capital of the Company in accordance with the terms thereof (each, an "Underlying Note Common Share") and (ii) 1,375,000 warrants of the Company ("Warrants"), each Warrant entitling the holder to acquire one common share in the capital of the Company (the "Underlying Warrant Common Shares") in accordance with the terms set out therein. The Underlying Note Common Shares and Underlying Warrant Common Shares are herein sometimes collectively referred to as "Underlying Common Shares". This opinion is delivered to you pursuant to subsection 7(d) of the Securities Purchase Agreement. Capitalized terms used herein without definition have the meanings specified therefor in the Securities Purchase Agreement.


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www.langmichener.ca                               Toronto    Vancouver    Ottowa

Lang Michener LLP
Lawyers - Patent & Trade Mark Agents                                      Page 2


      As such counsel, and together with Paul, Weiss, Rifkind, Wharton & Garrison LLP, special United States counsel to the Company, Goodmans LLP, special Canadian counsel to the purchaser, and Schulte Roth & Zabel, special United States counsel to the purchaser, we have reviewed or participated in the preparation of the following documents:

      (a) the Securities Purchase Agreement dated October 7 2005 executed by the purchaser, Vasogen Ireland Limited, the Company and Vasogen, Corp.;

      (b) the guaranty (the "Guaranty") dated October 7, 2005 executed by the Company;

      (c)   the  registration   rights  agreement  (the   "Registration   Rights
            Agreement") dated October 7, 2005 executed by the purchaser and the Company;

      (d) the Notes dated October 7, 2005 issued to the purchaser executed by Vasogen Ireland Limited and acknowledged and agreed to by the Company; and

      (e) the instructions (the "Instructions") dated October 7, 2005 to the transfer agent of the Company executed by the Company;

            (the Securities Purchase Agreement, Guaranty, Registration Rights Agreement, Notes and Instructions are collectively referred to herein as the "Transaction Documents").

      We have made such investigations and examined originals or copies, certified or otherwise identified to our satisfaction, of public and corporate records, documents and certificates of governmental authorities and officers of the Company and of others as we have considered necessary or appropriate to enable us to express the opinions hereinafter set forth, including:

      (a) a certificate of compliance issued in respect of the Company pursuant to the provisions of the Canada Business Corporations Act (the "Certificate of Compliance") dated October 6, 2005;

      (b) a report available at www.strategis.gc.ca concerning the Company (the "Strategis Report");

      (c)   a  corporation  profile  report  issued by the  Ontario  Ministry of
            Consumer   and   Commercial   Relations   (Companies   Branch)  (the
            "Corporation Profile Report") dated October 6, 2005;

      (d)   a certificate of the Vice-President,  Corporate and Legal Affairs of
            the  Company  as  to  certain   factual   matters  (the   "Officers'
            Certificate");

      (e) a certificate of the Ontario Securities Commission dated October 6, 2005 (the "Reporting Issuer Certificate");

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

Lang Michener LLP
Lawyers - Patent & Trade Mark Agents                                      Page 3


      (f) a certificate of CIBC Mellon Trust Company, the registrar and transfer agent of the Company, dated October 6, 2005; and

      (g) a letter from the Toronto Stock Exchange (the "TSX") dated October 5, 2005 regarding the listing of the Underlying Common Shares and a notification letter from the Company to The NASDAQ Stock Market, Inc. ("Nasdaq") regarding the listing of the Underlying Common Shares;

copies of the above-referenced documents have been delivered to you. In such examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic, original documents of all documents submitted to us as copies. We have also considered such questions of law as we have deemed relevant to enable us to express the opinions hereinafter set forth.

      In our examinations, we have assumed:

      (a) the completeness, truth and accuracy of all facts set forth in any certificate supplied by an officer of the Company, including the Officers' Certificate;

      (b) the purchaser is resident within the jurisdiction shown as the mailing address of such purchaser in the Securities Purchase Agreement and the representations, warranties and acknowledgements of the person executing the Securities Purchase Agreement are true and correct in every respect;

      (c) no offering memorandum (as such term is defined in the Securities Act (Ontario) was prepared, distributed or made available in connection with the offering or sale contemplated by the Securities Purchase Agreement;

      (d) no order, ruling or decision of any court, regulatory or administrative body is in effect at any material time that restricts any trades in securities of either the Company or Vasogen Ireland Limited or that affects any person or company who engages in such a trade; and

      (e)   all  underwriters  involved  in  the  offering  contemplated  by the
            Securities   Purchase   Agreement  have  complied  with   applicable
            securities laws in connection therewith.

      We are qualified to practice law only in the Province of Ontario. We express no opinion as to any laws, or any matters governed by any laws, other than the laws of the Province of Ontario and the federal laws of Canada applicable therein.

      In expressing the opinion set forth in paragraph 1 below with respect to the existence of the Company, we have relied solely upon the Certificate of Compliance and are assuming that such Certificate of Compliance would, if requested, be issued as of the date hereof.

      In expressing the opinion set forth in paragraph 2 below with respect to the Company being in good standing in the Province of Ontario, we have relied solely upon a Corporation

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

Lang Michener LLP
Lawyers - Patent & Trade Mark Agents                                      Page 4


Profile Report and are assuming that such Corporation Profile Report would, if requested, be issued as of the date hereof.

      In expressing the opinion set forth in paragraph 5 below, our opinion is restricted to the Company's articles, by-laws, resolutions of the securityholders or directors, or any committee of directors, any Material Agreements and any federal laws of Canada or laws of the Province of Ontario, in each case, as are in effect on the date of completion of the offering contemplated by the Securities Purchase Agreement.

      In expressing the opinions set forth in paragraph 8 below with respect to the outstanding capitalization (and not authorized capitalization) of the Company, we have relied solely upon (i) the Officers' Certificate, and (ii) a certificate of CIBC Mellon Trust Company, the registrar and transfer agent of the Company.

      In expressing the opinion set forth in paragraph 9 below, we have relied solely upon (i) the Reporting Issuer Certificate and are assuming that such Reporting Issuer Certificate would, if requested, be issued as of the date hereof, (ii) a search of the database of the Ontario Securities Commission conducted on October 7, 2005, and assumed that such search result would be the same if such search was conducted at the time of delivery of this opinion.

      In expressing the opinion set forth in paragraph 14 below, we have relied solely upon correspondence from the TSX, a copy of which has been delivered to you and a copy of the notice provided to Nasdaq by the Company, a copy of which has been delivered to you.

      The knowledge referred to in the phrase "to our knowledge" is based solely on the actual present knowledge of current partners and associates in the Toronto office of this firm who have been actively involved in the offering contemplated by the Securities Purchase Agreement, without a review of our files.

      Based and relying upon and subject to the foregoing and the qualifications and limitations set out herein, we are of the opinion that, as of the date hereof:

1. The Company is a corporation incorporated and existing under the laws of Canada and has not been dissolved.

2. The Company has all requisite power and capacity to own, lease and operate its property and assets and to carry on its business as, to our knowledge, it is currently conducted. The Company is duly qualified to do business and is in good standing in the Province of Ontario.

3. The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under the Transaction Documents including, without limitation, the issuance of the Warrants and the Underlying Common Shares in accordance with the terms of the Warrants and the Notes, as the case may be.

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

Lang Michener LLP
Lawyers - Patent & Trade Mark Agents                                      Page 5


4. All necessary action has been taken by the Company to authorize the execution and delivery by the Company of the Transaction Documents and the performance of its obligations under such agreements, and the Transaction Documents have been duly executed and, to the extent that delivery is governed by the laws of the Province of Ontario, delivered, by or on behalf of the Company. No further consent of the Company, its board of directors or its securityholders is required to authorize the execution and delivery by the Company of the Transaction Documents and the performance of its obligations thereunder.

5. The execution and delivery of the Transaction Documents, the fulfilment of the terms of such agreements by the Company, including the issuance, sale and delivery of the Warrants and the Underlying Common Shares:

      (a) do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

            (i) any of the terms, conditions or provisions of the articles, by-laws or resolutions of the securityholders or directors, or any committee of directors;

            (ii) any material agreement, note, lease, mortgage, deed or other instrument to which the Company is a party or by which the Company is bound or affected that has been publicly filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") (the "Material Agreements"); or

            (iii) any federal laws of Canada or laws of the Province of Ontario;
                  and

      (b) do not result in or require the creation of any lien, security interest or other charge or encumbrance upon or with respect to any of the Company's properties.

6. All necessary corporate action has been taken by the Company to validly create, allot and issue to the purchaser the Warrants and upon the Company having received payment of the purchase price therefore in accordance with the terms of the Securities Purchase Agreement, the Warrants will be validly authorized and issued.

7. All necessary corporate action has been taken by the Company to reserve for issuance the Underlying Common Shares, and such Underlying Common Shares will, upon their issuance in accordance with the Notes and Warrants, as the case may be, be validly authorized and issued and outstanding as fully-paid and non-assessable common shares of the Company and free of liens and pre-emptive or similar rights contained in the Company's articles, by-laws, securityholder resolutions or director resolutions or Material Agreements.

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

Lang Michener LLP
Lawyers - Patent & Trade Mark Agents                                      Page 6


8. The authorized capital of the Company consists of an unlimited number of common shares, of which 81,481,250 common shares of the Company were issued and outstanding as of the close of business on October 5, 2005, 2,843,925 common shares of the Company are reserved for issuance pursuant to the Company's stock option plans, 177,144 common shares of the Company are reserved for issuance pursuant to the Company's directors' deferred share unit and stock plan and 985,237 common shares of the Company are issuable and reserved for issuance pursuant to securities (other than the Notes and Warrants) exercisable or exchangeable for, or convertible into, common shares of the Company. None of the common shares of the Company is subject to pre-emptive rights or similar rights of the securityholders of the Company pursuant to the articles or by-laws of the Company or any Material Agreements.

9. The Company is a "reporting issuer" in the Province of Ontario and is not included in the list of defaulting reporting issuers maintained by the Ontario Securities Commission.

10. The offering, issue, sale and delivery of the Notes and Warrants to the purchaser in accordance with the Securities Purchase Agreement are exempt from the prospectus and registration requirements of the Securities Act (Ontario) and any regulations, rules and policy statements published or promulgated under the authority of such statute ("Securities Laws") and no prospectus or other documents must be filed, proceeding taken or approval, permit, consent or authorization obtained under the Securities Laws to permit the offering, issue, sale and delivery of the Notes and Warrants to the purchaser, except for the requirements that the Company file with the securities regulator in the Province of Ontario Ontario within 10 days after the date the trades are made a report on Form 45-106F1 prepared and executed in accordance with National Instrument 45-106 Prospectus and Registration Exemptions ("NI 45-106") of the Canadian Securities Administrators, accompanied by the prescribed fees, and the filing of a material change report and the filing of any material contracts on SEDAR.

11. No prospectus is required nor are any other documents required to be filed (other than the filing with the Ontario Securities Commission by the seller of a report on Form 45-106F1 prepared and executed in accordance with NI 45-106, accompanied by the prescribed fee, if any), proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained under the Securities Laws to permit a holder of Warrants to trade such Warrants in the Province of Ontario, either through registrants or dealers registered under Securities Laws who comply with such applicable laws or in circumstances in which there is an exemption from the registration requirements of Securities Laws, provided that:

      (a) the Company is and has been a "reporting issuer" (or its equivalent) under the Securities Laws for at least four months immediately preceding the trade;

      (b) at least four months have elapsed from the "distribution date" (as defined in Multilateral Instrument 45-102 Resale of Securities ("MI 45-102"));

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      (c)   the certificate evidencing the Warrants when issued carried a legend stating that: "unless permitted under securities legislation, the holder of the securities shall not trade the securities before [insert date that is four months and one day after the distribution date]";

      (d) no unusual effort is made to prepare the market or to create a demand for the Warrants that are the subject of the trade;

      (e) no extraordinary commission or consideration is paid to a person or company in respect of the trade;

      (f)   the trade is not a "control distribution" (as defined in MI 45-102);
            and

      (g) if the holder of the securities that are the subject of the trade is an insider or officer of the Company, the holder has no reasonable grounds to believe that the Company is in default of securities legislation.

12. The issuance of Underlying Note Common Shares by the Company to a holder of Notes on the conversion, at the redemption or on any repayment of the Notes and the issuance of Underlying Warrant Common Shares by the Company to a holder of Warrants upon exercise of the Warrants will be exempt from the prospectus and registration requirements of the Securities Laws and no documents are required to be filed (other than the filing of any requisite notice and applicable fee, if any), proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained under the Securities Laws in connection therewith.

13. No prospectus is required nor are any other documents required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained under the Securities Laws to permit a holder of Underlying Note Common Shares issuable on the conversion, at the redemption or on any repayment of the Notes or a holder of Underlying Warrant Common Shares issuable upon exercise of the Warrants to trade such Common Shares in the Province of Ontario, either through registrants or dealers registered under Securities Laws who comply with such applicable laws or in circumstances in which there is an exemption from the registration requirements of Securities Laws, provided that:

      (a) the Company is and has been a "reporting issuer" (or its equivalent) under the Securities Laws for at least four months immediately preceding the trade;

      (b) at least four months have elapsed from the "distribution date" (as defined in MI 45-102);

      (c) the certificate evidencing the Underlying Common Shares when issued carried a legend stating that: "unless permitted under securities legislation, the holder of the

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            securities  shall not trade the securities  before [insert date that is four months and one day after the distribution date]";

      (d) no unusual effort is made to prepare the market or to create a demand for the Underlying Common Shares that are the subject of the trade;

      (e) no extraordinary commission or consideration is paid to a person or company in respect of the trade;

      (f)   the trade is not a "control  distribution"  as defined in MI 45-102;
            and

      (g) if the holder of the securities that are the subject of the trade is an insider or officer of the Company, the holder has no reasonable grounds to believe that the Company is in default of securities legislation.

14. The TSX has conditionally approved the listing of the Underlying Common Shares and, upon notification to the TSX of the issuance and sale thereof and subject to satisfaction by the Company of the conditions set out in the TSX Letter being complied with on or before November 6, 2005, will be posted for trading on the TSX.

15. To our knowledge, no action, suit, proceeding, inquiry or investigation before or by any court, public board or body or any governmental agency or self-regulatory organization is pending against the Company or any of its property or assets.

      This opinion is delivered to the addressee pursuant to the Company's request in connection with the closing of the above-referenced transaction and may be relied upon by the addressee and by Goodmans LLP and Schulte Roth & Zabel, special Canadian and United States counsel, respectively, to the purchaser, in connection therewith but not by any other person or entity or by anyone for any other purpose, nor may it be copied or quoted by persons other than the addressee or distributed to persons other than the addressee without our prior written consent.

      We undertake no duty to amend any of the opinions set forth herein following the date of this opinion letter with respect to changes in matters of law or fact which may occur following the date hereof and reliance on this opinion letter after the date of this opinion letter must be made with the assumption that there has been no change in the law insofar as it affects the subject matter of this opinion.

Yours truly,






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


Private and Confidential
------------------------

To/     Attn: Eric Caspersen/Brandon Jones
        Kings Road Investments Ltd.
        c/o Polygon Investment Partners LP
        598 Madison Avenue, 14th Floor
        New York, NY 10022
        USA



Our Ref  GC/CD                        Your Ref                   7 October, 2005


Re:  Vasogen Ireland Limited (the "Company")


Dear Sirs,

We have acted as Solicitors in Ireland to the Company and have been requested to provide to you our opinion as to matters of Irish law in connection with certain matters referable to the Company which we hereby give on the basis, under the assumptions and subject to the reservations and qualifications set out below.

1.      BASIS OF OPINION
        ----------------

        1.1 Subject expressly as is hereafter provided for, this opinion is addressed to the above named party only and on the basis that its contents may be relied upon only by it, and that it will not be used, quoted, circulated or otherwise disclosed by or to any other person (apart from its legal advisers) without our prior written consent. Such consent, if given, will not mean or imply that the party, disclosure to whom may be authorised, may rely on this opinion in the same way and to the same extent as the party to whom it is addressed, or at all.

        1.2 This opinion is confined to, and given on the basis of the laws of Ireland currently applied by the courts of Ireland and relevant authorities. We have made no investigation of, and express no opinion as to, the laws of any other jurisdiction and we have assumed, without enquiry, that there is nothing in the laws of any such other jurisdiction which would or might affect our opinion as stated herein. In particular, with reference to taxes, it is expressly stated that we give no opinion as to any tax or duty payable in Ireland in connection with the execution or performance of the Agreements (as defined below).

                                                                          Page/2

        1.3 This opinion is limited strictly to the matters stated herein and is not to be read as extending, by implication or otherwise, to any other matter. This opinion letter is expressly given as of the date hereof and upon the terms that no further documentation is to be examined by us other than the documentation specified at Section 1.4 of this opinion letter. In expressing the opinion set forth below as to various questions of fact material to such opinion, we have relied upon representations and statements contained in the certificates, instruments, agreements and documents referred to herein and have made no independent investigations thereof. We express no opinion and make no representation or warranty as to any matter of fact or as to documents, events or actions not disclosed to us in the course of our examinations or as to any changes in any circumstances or any facts disclosed to us after the date hereof and we shall not be obliged to update this opinion to take account of same.

        1.4 For the purpose of giving our opinion, we have examined the following documents only:

                1.4.1 the statutory books of the Company as made available to us by Mason Hayes & Curran, Dublin on 29 September, 2005 (the "Statutory Books");

                1.4.2 a Corporate Certificate duly signed by Kevin Donovan, a director of the Company dated 7 October, 2005 (the "Certificate");

                1.4.3   a  Letter  of   Status   as  issued  by  the   Companies
                        Registration Office in Dublin in respect of the Company dated 6 October, 2005;

                1.4.4 an e-mailed copy of a Securities Purchase Agreement dated October 7, 2005 duly executed by the Company (the "SPA");

                1.4.5 an e-mailed copy of a Senior Convertible Note dated October 7, 2005 in a principal amount of US$16,500,000 duly executed by the Company (the "Note");

                1.4.6 minutes of a meeting of the board of directors of the Company dated October 6, 2005 dealing with, inter alia, the execution by the Company of the SPA and the Note; and

                1.4.7 a Power of Attorney dated 6 October, 2005 from the Company appointing any one of the Directors of the Company being, Christopher Waddick, Alan Kane and Kevin Donovan as its attorney for the purposes of, inter alia, the execution of the SPA and the Note.

        1.5 In rendering this opinion, in addition to the documents referred to at paragraph 1.4 of this opinion, we have relied upon information available to us in respect of the Company at the Companies Registration Office in Dublin, Ireland as at the date hereof.

                                                                          Page/3

        1.6 Whenever a statement expressed herein is qualified by the phrase "to the best of our knowledge" or a similar expression, it is intended to indicate that no information that would give us current actual knowledge of the inaccuracy of such statement or of any facts inconsistent with such statement has come to the attention of those solicitors in this firm who have rendered legal services to the Company. However, we have not undertaken any independent investigation or review whatsoever to determine the accuracy of any such statement or of the existence or absence of those facts and any limited enquiry undertaken by us during the preparation of this opinion letter should not be regarded as such an investigation or review.

        1.7 For the purposes of giving this opinion we have caused to be made the following legal searches in Dublin, Ireland against the Company on 6 October, 2005:

                1.7.1 in the Companies Registration Office for mortgages, debentures or similar charges or notices thereof;

                1.7.2 in the Judgments Office of the Central Office of the High Court for unsatisfied judgments, orders, decrees and the like;

                1.7.3 in the Office of the Sheriff of Shannon, County Clare for unexecuted decrees, execution orders and the like; and

                1.7.4   in  the  High  Court  Central   Office  for  winding  up
                        petitions,

                together the "Searches".

        1.8 In this opinion, all references to legislation and to sections of legislation are to Irish legislation.

        1.9 This opinion shall be governed by and interpreted and construed in accordance with the laws of Ireland.

2.      ASSUMPTIONS:
        -----------

        2.1 For the purpose of expressing our opinion, we have made the following assumptions (without any responsibility on our part if any assumption proves to have been untrue as we have not independently verified any assumption):

                2.1.1 the authenticity of all documents submitted to us as originals;

                2.1.2 the completeness and conformity to the originals of all documents supplied to us as certified or photostatic or telefaxed copies or copies sent by electronic mail and the authenticity and completeness of the originals of such documents and that such documents have been executed in the form of the latest drafts or remain in the form as executed and in each case as reviewed by us for the purpose of giving this opinion;

                2.1.3 the genuineness of all signatures and seals (where applicable) upon original or copy documents;

                                                                          Page/4

                2.1.4 that the copies produced to us of minutes of meetings and/or resolutions are true copies and correctly record the proceedings at such meetings and/or the subject matter which they purport to record; and that any meetings referred to in such copies were duly convened and held, that those present at any such meetings acted bona fide throughout; that all resolutions set out in such copies were duly passed and that no further resolutions have been passed, or corporate or other action taken, which would or might alter the effectiveness thereof;

                2.1.5 that the documents furnished to us as the Memorandum and Articles of Association of the Company as referred to in the Certificate at Section 1.4.2 of this opinion letter (the "Memorandum and Articles of Association") respectively were and are at the date hereof the Memorandum and Articles of Association and that there have been no amendments thereto;

                2.1.6 that the documents listed in Section 1.4 above are the only documents reviewed by us relating to the Company for the purpose of giving this opinion letter and that there are no other agreements, arrangements or understandings in existence which amend or vary in any way whatsoever the terms of any of the aforesaid documents and that there is no agreement, arrangement or understanding which would override the Memorandum and Articles of Association;

                2.1.7 that no law other than the law of Ireland affects the basis of or any of the assumptions or the reservations/qualifications in this opinion or the conclusions stated below;

                2.1.8 the accuracy and completeness of all information appearing on public records and in particular but without prejudice to the generality of the foregoing, the accuracy and completeness of all information disclosed pursuant to the Searches, that such information was current on the date specified on such public records;

                2.1.9 the accuracy and completeness of all information given to us by law searchers in respect of the Searches and that any such Searches do not fail to disclose any information which could affect any of our opinions in any way;

                2.1.10 the truth, completeness and accuracy of all representations and information given to us by any party in reply to any enquiries we have made of any party for the purpose of giving this opinion;

                2.1.11 this opinion is given as of the date hereof and we assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in the law that may hereafter occur;

                                                                          Page/5

                2.1.12  that each party (other than the Company) to the SPA:

                        (i) has been duly incorporated and is validly existing and has the necessary power, authority and capacity to enter into the SPA and to perform its respective obligations thereunder under the laws of the jurisdiction under which it is constituted; and

                        (ii) has complied with all laws and regulations applicable to the transaction contemplated by the SPA and has obtained all governmental and other consents, licences and approvals required for the execution and performance thereof by the laws of the jurisdiction under which it or they is or are to be performed (including such filing, registration, recording or enrolling of the documents with any such regulatory or other authority in such jurisdiction as may be required to ensure the legality, validity, enforceability or admissibility in evidence thereof) and that the SPA has been duly executed by persons authorised to do so on behalf of such parties and duly delivered in accordance with the laws of the jurisdiction under which such parties are constituted;

                2.1.13 that the choice of law contained in the SPA and the Note (collectively the "Agreements") is a valid choice of law and will be upheld and will not be set aside or changed in any manner by the courts of any applicable jurisdiction (other than the courts of Ireland);

                2.1.14 that all obligations of the parties under the SPA are valid, legally binding upon, and enforceable against the respective parties thereto as a matter of all relevant laws other than the laws of Ireland, and that there is no provision of the laws of any relevant jurisdiction other than Ireland that would have a bearing on the foregoing;

                2.1.15 that the Statutory Books, incorporating, inter alia, minutes of meetings and/or of resolutions, are accurate and up-to-date and do not omit any information which would in any way whatsoever affect any of the opinions contained in this opinion letter;

                2.1.16 that other than those which would be disclosed by the public searches carried out and noted in Section 1.7 above:

                        (i) no resolution or petition for the appointment of a liquidator or examiner has been passed or presented in relation to the Company; and

                        (ii)    no receiver  has been  appointed  in relation to
                                any  of  the  assets  or   undertakings  of  the
                                Company; and

                2.1.17  the  accuracy  and   completeness   of  the   statements
                        contained  in  the   Certificate  and  of  each  of  the
                        documents attached to the Certificate as of the date thereof and as at the date hereof.

                                                                          Page/6

3.      RESERVATIONS/QUALIFICATIONS:
        ---------------------------

        3.1 The description of obligations, in this opinion, as "enforceable" refers to the legal character of the obligations assumed by the relevant party under the relevant instrument. It implies no more than that the obligations are of a character which the laws of Ireland recognise at the date hereof and will in certain circumstances enforce. In particular, it does not mean or imply that the relevant instrument will be enforced in all circumstances in accordance with its terms or by or against third parties or that any particular remedy will be available. In particular (but without in any way limiting the foregoing):

                3.1.1 enforcement may be limited by laws from time to time relating to bankruptcy, insolvency, liquidation, receivership, examination, reorganisation, moratoria, court schemes, preferential creditors and laws of general application relating to or affecting the rights of creditors;

                3.1.2 claims may be or become the subject of set-off or counterclaim;

                3.1.3 claims may become barred under relevant statutes of limitation prescription or lapse of time;

                3.1.4 enforcement may be limited by general principles of equity;

                3.1.5   enforcement  may  also be  limited  as a  result  of the
                        provisions of the laws of Ireland applicable to contracts held to have become frustrated by events happening after their execution and any breach of the terms of any of the documents by the party seeking to enforce same;

                3.1.6 provisions (including provisions for default interest) imposing additional obligations in the event of breach or default, or of payment or repayment being made other than on an agreed date, may be unenforceable to the extent that they are subsequently adjudicated to be penal in nature;

                3.1.7 where an obligation is to be performed or observed or is based upon a matter arising in a jurisdiction outside Ireland, or a party's obligations are subject to the laws of a jurisdiction outside Ireland, such obligations may not be enforceable under the laws of Ireland if the same would be unlawful, unenforceable or contrary to public policy under the laws of such jurisdiction;

                3.1.8 provisions in the Agreements that calculations and certifications or acknowledgements are to be conclusive and binding will not necessarily prevent judicial enquiry into the merits of any claim by a party claiming to be aggrieved by such calculations, certifications or acknowledgements nor do such provisions exclude the possibility of the same being amended by court order;

                                                                          Page/7

                3.1.9 to the extent that any of the Agreements vests a discretion in any party, or provides for any party determining any matter in its opinion, the exercise of such discretion and the manner in which such opinion is formed and the grounds on which it is based may be the subject of judicial enquiry and review;

                3.1.10 enforcement may be limited if any of the provisions of the Agreements are held invalid on the grounds of misrepresentation, mistake or duress;

                3.1.11 in relation to the costs of any unsuccessful litigation the courts of Ireland may refuse to give effect to any undertaking to pay costs;

                3.1.12 any clause of any of the Agreements which provides for severance of an illegal, invalid or unenforceable provision may not be effective - it depends on the nature of the illegality, invalidity or unenforceability in question;

                3.1.13 the effectiveness of terms exculpating a party from a liability or duty otherwise owed are limited by law; and

                3.1.14 notwithstanding any provision in any of the Agreements to the contrary, the Agreements may be capable of amendment by oral agreement of the parties.

4.      OPINION:
        -------

        On the basis described in Section 1, subject to the assumptions described in Section 2 and to the reservations/qualifications set out in
        Section 3 we are of the opinion that:

        4.1 The Company is a private limited company duly incorporated and registered under the Companies Acts, 1963 to 2005 and is validly existing under the laws of Ireland, and is subject to suit in its own name.

        4.2     The Company has the requisite  corporate  power and authority to
                execute,   deliver  and  perform  its   obligations   under  the
                Agreements.

        4.3     Based only on our examination of the Searches:

                (a) no order or resolution for winding up nor any notice of appointment of a liquidator, receiver or examiner has been passed or filed; and

                (b) there has been no creation by the Company of any "charge", to which Section 99 of the Companies Act, 1963 applies.

        4.4 The issued share capital of the Company is CA$1,400,000, comprising 1,400,000 shares of CA$1 each and (euro)2.50, comprising 2 shares of (euro)1.25 each. Based solely on the Certificate and the content of the minutes of a meeting of the board of directors of the Company held on 28 November, 2003, all shares have been paid up. Vasogen, Inc. is the sole shareholder in the Company.

                                                                          Page/8

        4.5 The execution and delivery of and the performance of its obligations under, the Agreements by the Company has been duly authorised by all necessary corporate action on the part of the Company under the Memorandum and Articles of Association and the Agreements have been duly executed and delivered by the Company.

        4.6 The execution and delivery of and performance of its obligations under the Agreements does not result in any violation of:

                (a) (subject to Section 4.8 below) any existing law or regulation of Ireland; or

                (b)     any  provision  of  the   Memorandum   and  Articles  of
                        Association; or

                (c) to the best of our knowledge, any material agreement to which the Company is a party or any other material requirement, restriction or obligation that the Company has assumed or that otherwise applies to the Company.

        4.7 No consent, authorisation, licence or approval of, or filing with any governmental or other authority or agency of or in Ireland is required or was required by the Company in relation to the execution or delivery of the Agreements or the performance by the Company of its obligations under the Agreements.

        4.8 Strictly without prejudice to any of the provisions of Sections 1, 2 and 3 of this opinion letter, and subject to the terms of, and dependent upon compliance with the legal advice given by us as referred to in, the Certificate, none of the transactions contemplated in the Agreements would constitute an offer of securities to the public within the meaning of the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 or an invitation to the public to subscribe for securities as referred to in Section 33 of the Companies Act, 1963.

        4.9     The  obligations of the Company under the Agreements  constitute
                legal,  valid,  binding  and  enforceable   obligations  of  the
                Company.

        4.10 The choice of the internal laws of the State of New York to govern the Agreements shall be upheld as a valid choice of law in any action before the Irish Courts and ought to be applied by such courts in proceedings thereto as the governing law thereof, provided that:

                (a) it was duly pleaded that such documents are expressed to be governed and construed in accordance with such laws;

                (b) such choice is not shown to be other than bona fide and legal under Irish law, the law governing the Agreements or the law governing the country or state in which the obligations of the Agreements are to be performed and, for the avoidance of doubt, such laws are not chosen with the intention of evading the laws of Ireland;

                                                                          Page/9

                (c) such choice does not frustrate any mandatory provisions of either Irish law (where such mandatory provisions are intended to apply to such documents) or the law which has in fact the closest connection with the Agreements; or

                (d) such choice is not otherwise contrary to Irish public policy for the time being nor with any provision of any applicable Irish legislation in a sufficiently fundamental manner to make an Irish court disregard such choice.

        4.11 A decision of the courts of the State of New York will be recognised and enforced in Ireland upon proper proof of the foreign judgement without review as to its substance provided:

                (a) the courts of the State of New York had jurisdiction to adjudicate the matter under private international law rules as accepted in Ireland;

                (b)     the judgement is final and conclusive;

                (c)     the judgement is for a definite sum;

                (d)     the judgement was not obtained in  proceedings  contrary
                        to   Irish   concepts   of   substantial,   natural   or
                        constitutional justice;

                (e) enforcement of the judgement would not be contrary to Irish public policy;

                (f)     the   judgement   was  not  of  a  penal,   revenue   or
                        expropriatory nature;

                (g)     the judgement was not obtained by fraud; and

                (h) no inconsistent earlier judgement exists based on the same cause of action which was handed down by a judicial tribunal of competent jurisdiction.

        4.12 As of the date hereof, and subject to the other statements made in this opinion, to the best of our knowledge, we are not aware of any circumstances concerning the transactions contemplated in the Agreements that would give rise to an Irish court holding that such transactions violate Irish public policy.

        4.13 The Company is generally subject to common law and in Ireland the Company does not enjoy any right to immunity from legal proceedings in respect of the Agreements (which are in respect of commercial transactions) and the Company is capable of being sued in that it has corporate legal personality.

Yours faithfully,


 /s/ Eugene F. Collins
-------------------------
EUGENE F. COLLINS

212 373 3000


212 757-3990



                                        October 7, 2005




To:  The Purchasers on Schedule I party to the
Purchase Agreements referred to below

                    Vasogen Inc. and Vasogen Ireland Limited
                      Senior Convertible Notes and Warrants

Ladies and Gentlemen:

      We have acted as special United States counsel to Vasogen Inc., a corporation incorporated under the Canada Business Corporations Act (the "Parent"), Vasogen Ireland Limited, a company incorporated under the laws of Ireland (the "Company"), and Vasogen, Corp., a Delaware corporation (the "Delaware Guarantor," and together with the Parent and the Company, the "Principal Parties"), in connection with certain Securities Purchase Agreements, each dated as of October 7, 2005 (the "Purchase Agreements"), by and among the Principal Parties and each purchaser listed on each Buyer Schedule thereto (each individually, a "Purchaser," and all such individuals collectively, the "Purchasers"), pursuant to which (i) the Company is issuing to the

Purchasers senior convertible notes (the "Notes") which are convertible into the common shares of the Parent, no par value (the "Common Shares"), and (ii) the Parent is issuing to the Purchasers warrants (the "Warrants") which are exercisable to purchase Common Shares. This opinion is being furnished at the request of the Company as contemplated by Section 7(f) of the Purchase Agreements. Capitalized terms used and not otherwise defined in this letter have the respective meanings given those terms in the Purchase Agreements.

      In connection with the furnishing of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (the "Transaction Documents"):

      1.    the Purchase Agreements;

      2.    the Registration Rights Agreement (the "Registration Rights
            Agreement");

      3. the Notes issued on the date of this letter (including the form of Treasury Instructions and Conversion Notice attached as Exhibit I thereto) (the "Notes");

      4. the Warrants issued on the date of this letter (including the form of Treasury Instructions and Exercise Notice attached as Exhibit I thereto) (the "Warrants");

      5.    the Parent Guaranties (the "Parent Guaranties"); and

      6. the Subsidiary Guaranties (the "Subsidiary Guaranties," and together with the Parent Guaranties, the "Guaranties").

      In addition, we have examined: (i) such corporate records of the Delaware Guarantor that we have considered appropriate, including the certificate of incorporation, as amended, and by-laws of the Delaware Guarantor certified by the Delaware Guarantor as in effect on the date of this letter (together, the "Delaware Guarantor Charter

Documents") and copies of resolutions of the board of directors of the Delaware Guarantor relating to the Purchase Agreements and the Subsidiary Guaranties; and
(ii) such other certificates, agreements and documents that we deemed relevant and necessary as a basis for the opinions and beliefs expressed below. We have also relied upon oral and written statements of officers and representatives of the Principal Parties, the factual matters contained in the representations and warranties of the Principal Parties and the Purchasers in the Purchase Agreements and upon certificates of public officials and the officers of the Principal Parties.

      In our examination of the documents referred to above, we have assumed, without independent investigation, (i) the genuineness of all signatures, (ii) the legal capacity of all individuals who have executed any of the documents reviewed by us, (iii) the authenticity of all documents submitted to us as originals, (iv) the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, (v) the authenticity of the latter documents,
(vi) that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete, (vii) the due authorization of the Notes and the Purchase Agreements by the Company under the laws of Ireland, and the execution and delivery (to the extent execution and delivery are governed by the laws of Ireland) of the Notes and the Purchase Agreements by the Company, (viii) the due authorization of the Warrants, the Notes, the Purchase Agreements, the Parent Guaranties and the Registration Rights Agreement by the Parent under the laws of the province of Ontario and the federal laws of Canada applicable therein, and the execution and delivery (to the extent execution and delivery are governed by the laws of the province of Ontario and the federal laws of Canada applicable therein) of the Warrants, the Notes, the Purchase Agreements, the Parent Guaranties and the Registration Rights Agreement by the Parent, (ix) the due authorization, execution and delivery of all such documents by, and the enforceability of all such documents against, the Purchasers, (x) that the Company is a private limited company duly incorporated and registered in Ireland under the Irish Companies Acts, 1963 to 2005 and is validly existing under the laws of Ireland, (xi) that the Parent is validly existing and subsisting under the laws of the province of Ontario and the federal laws of Canada applicable therein, (xii) that each of the Company and the Parent has all necessary corporate power and authority to execute, deliver and perform its obligations under each of the Transaction Documents to which it is a party, (xiii) that the execution, delivery and performance of each of the Transaction Documents have been duly authorized by all necessary corporate action of and do not violate the organizational documents of the Company and the Parent or the laws of the province of Ontario, the applicable federal laws in Canada or the laws of Ireland, and (xiv) that each of the parties (other than the Principal Parties) to each of the Transaction Documents has complied with all of its obligations and covenants arising under each of the Transaction Documents.

      Whenever we indicate that our opinion is based upon our knowledge or words of similar import, our opinion is based solely on the actual knowledge of the attorneys in this firm who are representing the Principal Parties in connection with the Purchase Agreements and without any independent verification.

      Based upon the above, and subject to the stated assumptions, exceptions and qualifications, we are of the opinion that:

      1. The Delaware Guarantor has been duly organized and is validly existing and in good standing under the laws of the State of Delaware.

      2. The Delaware Guarantor has the necessary power and authority to execute, deliver and perform its obligations under the Purchase Agreements and the Subsidiary Guaranties.

      3. The Purchase Agreements have been duly authorized, executed and delivered by the Delaware Guarantor. The Purchase Agreements (to the extent execution and delivery are governed by the laws of New York) have been duly executed and delivered by the Company and the Parent. The Purchase Agreements are a valid and legally binding obligation of each of the Principal Parties, enforceable against each of the Principal Parties in accordance with their terms, except that enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting enforcement of creditors' rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

      4. The Registration Rights Agreement (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Parent. The Registration Rights Agreement is a valid and legally binding obligation of the Parent, enforceable against the Parent in accordance with its terms, except that enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting enforcement of creditors' rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and except to the extent that the indemnification and contribution provisions of the Registration Rights Agreement may be unenforceable.

      5. The Warrants (to the extent execution and delivery are governed by the laws of New York) have been duly executed and delivered by the Parent. The Warrants are a valid and legally binding obligation of the Parent, enforceable against the Parent in accordance with their terms, except that enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting enforcement of creditors' rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

      6. The Notes (to the extent execution and delivery are governed by the laws of New York) have been duly executed and delivered by the Company and the Parent. The Notes are a valid and legally binding obligation of each of the Company and the Parent, enforceable against each of the Company and the Parent in accordance with their terms, except that enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting enforcement of creditors' rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

      7. The Subsidiary Guaranties have been duly authorized, executed and delivered by the Delaware Guarantor. The Subsidiary Guaranties are valid and binding obligations of the Delaware Guarantor, enforceable against the Delaware Guarantor in accordance with their terms, except that enforceability of the Subsidiary Guaranties may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

      8. The Parent Guaranties (to the extent execution and delivery are governed by the laws of New York) have been duly executed and delivered by the Parent. When the Notes are duly issued and delivered by the Company against payment as provided in the Purchase Agreements, the Parent Guaranties will be valid and binding obligations of the Parent, enforceable against the Parent in accordance with their terms, except that enforceability of the Parent Guaranties may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

      9. The issuance of the Securities by the Principal Parties, as applicable, and the compliance by the Principal Parties with the provisions of the Transaction Documents to which they are a party and the performance of their obligations thereunder will not (i) result in a violation of the Delaware Guarantor Charter Documents, (ii) result in a default under any agreement or instrument governed by the laws of the State of New York listed on Schedule II to this opinion, or (iii) violate Applicable Law except, in the case of clauses
(ii) and (iii), where the default or violation could not reasonably be expected to have a material adverse effect on the Parent and its subsidiaries, taken as a whole. For purposes of this opinion, the term "Applicable Law" means the General Corporation Law of the State of Delaware (the "GCL"), those laws, rules and regulations of the United States of America and the State of New York, in each case which in our experience are normally applicable to the transactions of the type contemplated by the Purchase Agreements, except that, for the purposes of this paragraph 9, "Applicable Law" does not include the anti-fraud provisions of the securities laws of any applicable jurisdiction.

      10. Based on the representations, warranties and agreements of the Principal Parties in Section 3 (other than the first sentence of Section 3(e)) of the Purchase Agreements and of the Purchasers in Section 2 of the Purchase Agreements, no consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities or Blue Sky laws of the various states, as to which we express no opinion) is required under any Applicable Law for the issuance of the Notes or the Warrants except for the filing of any required Form D pursuant to Regulation D and the filing of any required Current Report on Form 6-K with the SEC. For purposes of this opinion, the term "Governmental Authority" means any executive, legislative, judicial, administrative or regulatory body of the State of New York, the State of Delaware or the United States of America.

      11. Based on the representations, warranties and agreements of the Principal Parties in Section 3 (other than the fourth sentence of Section 3(c)) of the Purchase Agreements and of the Purchasers in Section 2 of the Purchase Agreements, it is not necessary in connection with the offer and sale of the Notes and the Warrants and, if the Notes were to be converted, amortized or redeemed and the Warrants were to be exercised by the Purchasers at the Closing, the Conversion Shares issued in accordance with the Notes and the Warrant Shares issued in accordance with the Warrants, to register the Securities under the Act, subject to the timely filing of any required Form D pursuant to Regulation D, it being understood that we express no opinion as to any subsequent resale of the Securities.

      12. To our knowledge, there are no legal proceedings pending or overtly threatened against the Principal Parties in the United States which could reasonably be expected to have a material adverse effect on the Parent and its Subsidiaries, taken as a whole.

      13. None of the Principal Parties is required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC under that statute.

      The opinions expressed above are limited to the State of New York, the GCL and the federal laws of the United States of America. No opinion is expressed in this letter with respect to the requirements of, or compliance with, any state securities or Blue Sky laws. Our opinions are rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect.

                  This letter is furnished by us solely for your benefit in connection with the transaction referred to in the Purchase Agreements and may not be circulated to, or relied upon by, any other person without our prior written consent.

                                                  Very truly yours,
                                /s/ Paul, Weiss, Rifkind, Wharton & Garrison LLP
                                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

                                   Schedule I

Kings Road Investments Ltd.
c/o Polygon Investment Partners LP
598 Madison Avenue, 14th Floor
New York, NY  10022

Capital Ventures International
c/o Heights Capital Management, Inc.
101 California Street, Suite 3250
San Francisco, CA  94111

Amatis Ltd.
c/o Amaranth Advisors LLC
One American Lane
Greenwich, CT  06831

Castlerigg Master Investments Ltd.
c/o Sandell Asset Management Corp.
40 West 57th Street, 26th Floor
New York, NY  10019

Smithfield Fiduciary LLC
c/o Highbridge Capital Management, LLC
9 West 57th Street, 27th Floor
New York, NY  10019

                                   Schedule II

None.

                                  VASOGEN INC.

                         FORM OF CERTIFICATE OF OFFICER



TO:   [NAME OF BUYER]

RE:   Private Placement of US$ o of Senior Convertible Notes and o Warrants

--------------------------------------------------------------------------------

      I, Jacqueline Le Saux, am the duly appointed Vice-President, Corporate & Legal Affairs of Vasogen Inc. (the "Corporation"). As such officer of the Corporation, I certify, for and on behalf of the Corporation, and not in my personal capacity, intending that the same may be relied upon by you without further enquiry, that:

1. Attached as Exhibit "A" are copies of the articles of continuance of the Corporation (the "Articles"). The Articles are in full force and effect at this date, have not been amended or waived and neither the directors nor the shareholders of the Corporation have passed, confirmed or consented to any amendments or variation to the Articles.

2. Attached as Exhibit "B" are true and complete copies of all of the by-laws (the "By-laws") of the Corporation. The By-laws comprise all of the by-laws of the Corporation, are in full force and effect, unamended, at this date and neither the directors nor the shareholders of the Corporation have passed, confirmed or consented to any resolutions amending or varying the By-laws.

3. Attached as Exhibit "C" are true and complete copies of certain resolutions (the "Authorizing Resolutions") of the board of directors of the Corporation, constituting, inter alia, authority for the Corporation to execute, deliver and perform its obligations under the Documents (as defined below) to which the Corporation is a party. The Authorizing
      Resolutions have been duly and validly passed in accordance with applicable law. The Authorizing Resolutions are the only resolutions of the directors and shareholders of the Corporation pertaining to the subject matter thereof and each is in full force and effect, unamended, at this date.

4. The persons whose names are set forth in Exhibit "D" are at this date, officers or directors of the Corporation duly appointed or elected to the position or positions set forth opposite their respective names and are, at the date hereof, authorized to execute the documents contemplated by the Authorizing Resolutions (the "Documents") on behalf of the Corporation and the signature of each person appearing opposite his or her name is a true specimen of his or her signature.



DATED this _______day of ______________________, 2005.

                                       -----------------------------------------
                                       Jacqueline Le Saux
                                       Vice-President, Corporate & Legal Affairs

                                   EXHIBIT "A"
                                    ARTICLES

                                 (see attached)

Industry Canada       Industrie Canada

Canada Business       Loi canadienne sur
Corporations Act      les societes par actions

I  HEREBY   CERTIFY   THAT  THE         JE CERTIFIE, PAR LES PRESENTES,
ATTACHED  IS A TRUE COPY OF THE         QUE LE  DOCUMENT  CI-JOINT  EST
DOCUMENT   MAINTAINED   IN  THE         UNE COPIE EXACTE D'UN  DOCUMENT
RECORDS OF THE DIRECTOR.                CONTENU  DANS LES LIVRES  TENUS
                                        PAR LE DIRECTEUR.

/s/

Deputy Director - Directeur adjoint Date: Oct 04 2005 [seal]

Industry Canada        Industrie Canada

Certificate            Certificat
of Continuance         de prorogation

Canada Business        Loi canadienne sur
Corporations Act       les societes par actions

VASOGEN INC.           364839-7

________________________________________    ____________________________________
Name of corporation-Denomination de la      Corporation number-Numero de la
societe                                     societe

I hereby certify that the above-named       Je certifie que la societe
corporation was continued under section     susmentionnee a ete prorogee en
187 of the Canada Business Corporations     vertu de l'article 187 de la
Act, as set out in the attached articles    Loi canadienne sur les societes
of continuance.                             par actions, tel qu'il est
                                            indique dans lesclauses de
                                            prorogation ci-jointes.

/s/                                          August 9, 1999 / le 9 aout 1999
                                            Date of Continuance - Date de la
Director - Directeur                                   prorogation

Industry Canada          Industrie Canada                  FORM 11                  FORMULE 11
Canada Business     Loi regissant les societes     ARTICLES  OF CONTINUANCE   CLAUSES DE PROROGATION
Corporations Act   par actions de regime federal        (SECTION 187)              (ARTICLE 187)
------------------------------------------------------------------------------------------------------------------------------------
1 -- Name of corporation                                      Denomination de la societe
     VASOGEN INC.

------------------------------------------------------------------------------------------------------------------------------------
2 -- The place in Canada where the registered                 Lieu au Canada ou doit etre siitue le siege social
     office is to be situated

     City of Toronto, Province of Ontario

------------------------------------------------------------------------------------------------------------------------------------
3 -- The classes and any maximum number of                    Categories et tout nombre maximal d'actions que la
     shares that the corporation is authorized                societe est autorisee a emettre
     to issue

     An unlimited number of common shares without par value.

------------------------------------------------------------------------------------------------------------------------------------
4 -- Restrictions, if any, on share transfers                 Restrictions sur le transfert des actions, s'il y a lieu

     None.

------------------------------------------------------------------------------------------------------------------------------------
5 -- Number (or minimum and maximum number) of directors      Nombre (ou nombre minimal et maximal) d'administrateurs

     Minimum of 3 -- maximum of 11

------------------------------------------------------------------------------------------------------------------------------------
6 -- Restrictions, if any, on business the                    Limites imposees a l'activite commerciale de la societe, s'il y a lieu corporation may carry on

     There are no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise.

------------------------------------------------------------------------------------------------------------------------------------
7 -- (1) If change of name effected, previous                 (1) S'il y a changement de denomination, denomination anterieure name
     N/A

(2)  Details of incorporation                                 (2) Details de la constitution

     Incorporated under the Business Corporations Act (Ontario) on January 10, 1980.

------------------------------------------------------------------------------------------------------------------------------------
8 -- Other provisions, if any                                 Autres dispositions, s'il y a lieu

     The annexed Schedule I is incorporated in this form.

------------------------------------------------------------------------------------------------------------------------------------
Date                       Signature                              Title-Titre
July 30, 1999              /s/                                    Vice President, Finance and Chief Financial Officer

FOR DEPARTMENTAL USE ONLY- A L'USAGE DU MINISTERE SEULEMENT                                      Filed-Deposee August 10 1999
Corporation No. -- No de la societe
364839-7

                                   Schedule I

8.    Other provisions, if any

      The board of directors may from time to time, without authorization of the shareholders of the Corporation, in such amounts and on such terms as it deems expedient:

      (i)   borrow money upon the credit of the Corporation;

      (ii)  issue, reissue, sell or pledge debt obligations of the Corporation;

      (iii) subject to the limitations in the Canada Business Corporations Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

      (iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any property and assets of the Corporation, currently owned or subsequently acquired, including, without limiting the generality of the foregoing, real and personal property, moveable and immoveable property, tangible and intangible assets, book debts, rights, powers, franchises and its undertaking, to secure any obligation of the Corporation.

      The board of directors may from time to time by resolution delegate to a committee of directors or to one or more of the directors or officers of the Corporation all or any of the powers hereby conferred upon the board to such extent and in such manner as the board shall determine at the time of each such delegation. Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

      The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

                                   EXHIBIT "B"
                                     BY-LAWS

                                 (see attached)

                                      INDEX

                              to By-Law Number 4 of
                                  VASOGEN INC.

                                                                            Page

SECTION 1 INTERPRETATION                                                      1

   1.01  Definitions                                                          1
   1.02  Additional Definitions                                               2
   1.03  Interpretations                                                      2

SECTION 2 BUSINESS OF THE CORPORATION                                         3

   2.01  Registered Office                                                    3
   2.02  Corporate Seal                                                       3
   2.03  Financial Year                                                       3
   2.04  Execution of Instruments                                             3
   2.05  Banking Arrangements                                                 3
   2.06  Voting Rights in Other Bodies Corporate                              4
   2.07  Withholding Information from Shareholders                            4

SECTION 3 BORROWING AND SECURITY                                              4

   3.01  Borrowing Power                                                      4
   3.02  Delegation                                                           5

SECTION 4 DIRECTORS                                                           5

   4.01  Number of Directors and Quorum                                       5
   4.02  Qualification                                                        6
   4.03  Election and Term                                                    6
   4.04  Removal of Directors                                                 7
   4.05  Vacation of Office                                                   7
   4.06  Vacancies; Appointment of Additional Directors                       7
   4.07  Action by the Board                                                  8
   4.08  Canadian Residency                                                   8
   4.09  Meetings by Telephonic, Electronic or Other Communication Facility   8
   4.10  Place of Meetings                                                    9
   4.11  Calling of Meetings                                                  9
   4.12  Notice of Meeting                                                    9
   4.13  First Meeting of New Board                                          10
   4.14  Adjourned Meeting                                                   10
   4.15  Regular Meetings                                                    10
   4.16  Chairman                                                            10
   4.17  Votes to Govern                                                     11
   4.18  Conflict of Interest                                                11
                                    page ii

   4.19  Remuneration and Expenses                                           11

SECTION 5 COMMITTEES                                                         12

   5.01  Committee of Directors                                              12
   5.02  Transaction of Business                                             12
   5.03  Audit Committee                                                     12
   5.04  Advisory Committees                                                 12

SECTION 6 OFFICERS                                                           13

   6.01  Appointment                                                         13
   6.02  Chairman of the Board                                               13
   6.03  Vice-Chairman of the Board                                          13
   6.04  Managing Director                                                   14
   6.05  President                                                           14
   6.06  Vice-President                                                      14
   6.07  Secretary                                                           14
   6.08  Treasurer                                                           15
   6.09  Powers and Duties of Other Officers                                 15
   6.10  Variation of Powers and Duties                                      15
   6.11  Term of Office                                                      15
   6.12  Terms of Employment and Remuneration                                16
   6.13  Conflict of Interest                                                16
   6.14  Agents and Attorneys                                                16
   6.15  Fidelity Bonds                                                      16

SECTION 7 PROTECTION OF DIRECTORS, OFFICERS AND OTHERS                       16

   7.01  Limitation of Liability                                             16
   7.02  Indemnity                                                           17
   7.03  Advance of Costs                                                    18
   7.04  Derivative Actions                                                  18
   7.05  Insurance                                                           18
   7.06  Legal Proceedings                                                   18

SECTION 8 SHARES                                                             19

   8.01  Allotment                                                           19
   8.02  Commissions                                                         19
   8.03  Registration of Transfer                                            19
   8.04  Transfer Agents and Registrars                                      20
   8.05  Lien for Indebtedness                                               20
   8.06  Non-Recognition of Trusts                                           21
   8.07  Share Certificates                                                  21
   8.08  Replacement of Share Certificates                                   22
   8.09  Joint Shareholders                                                  22

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                                    page iii

   8.10  Deceased Shareholders                                               22

SECTION 9 DIVIDENDS AND RIGHTS                                               23

   9.01  Dividends                                                           23
   9.02  Dividend Cheques                                                    23
   9.03  Non-Receipt of Cheques                                              23
   9.04  Record Date for Dividends and Rights                                24
   9.05  Unclaimed Dividends                                                 24

SECTION 10 MEETINGS OF SHAREHOLDERS                                          24

   10.01 Annual Meetings                                                     24
   10.02 Special Meetings                                                    25
   10.03 Place of Meetings                                                   25
   10.04 Notice of Meetings                                                  25
   10.05 List of Shareholders Entitled to Notice                             26
   10.06 Record Date for Notice                                              26
   10.07 Meetings without Notice                                             27
   10.08 Chairman, Secretary and Scrutineers                                 27
   10.09 Persons Entitled to be Present                                      28
   10.10 Quorum                                                              28
   10.11 Right to Vote; Record Date for Voting                               28
   10.12 Proxies                                                             29
   10.13 Time for Deposit of Proxies                                         29
   10.14 Joint Shareholders                                                  29
   10.15 Votes to Govern                                                     30
   10.16 Show of Hands                                                       30
   10.17 Electronic Voting                                                   30
   10.18 Ballots                                                             30
   10.19 Adjournment                                                         31
   10.20 Resolution in Writing                                               31
   10.21 Only One Shareholder                                                31
   10.22 Notice of Record Dates                                              31
   10.23 Availability of Shareholders Lists for Inspection                   32

SECTION 11 DIVISIONS AND DEPARTMENTS                                         32

   11.01 Creation and Consolidation of Divisions                             32
   11.02 Name of Division                                                    32
   11.03 Officers of Divisions                                               32

SECTION 12 NOTICES                                                           33

   12.01 Method of Giving Notice                                             33
   12.02 Notice to Joint Shareholders                                        33
   12.03 Computation of Time                                                 34

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                                     page iv

   12.04 Undelivered Notices                                                 34
   12.05 Omissions and Errors                                                34
   12.06 Persons Entitled by Death or Operation of Law                       34
   12.07 Waiver of Notice                                                    34

SECTION 13 EFFECTIVE DATE                                                    35

   13.01 Effective Date                                                      35
   13.02 Repeal                                                              35

                                  BY-LAW NO. 4

         A by-law relating generally to the transaction of the business and affairs of

                                  VASOGEN INC.

BE IT ENACTED as a by-law of the Corporation as follows:

SECTION 1
INTERPRETATION

1.01  Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Canada Business Corporations Act and the regulations thereto, and any statute that may be substituted therefor, as from time to time amended;

"articles" means the articles attached to the certificate of continuance dated August 9, 1999 of the Corporation as from time to time amended or restated;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"Corporation" means the corporation incorporated by certificate of continuance under the Act and named Vasogen Inc.;

"distributing corporation" means a corporation, any of the issued securities of which are or were part of a distribution to the public and remain outstanding and are held by more than one person;

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

"recorded address" means in the case of a shareholder, the shareholder's address as recorded in the securities register; and in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, the latest address of such person as recorded in the records of the Corporation;

"resident Canadian" has the meaning ascribed thereto in the Act;

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.04 or by a resolution passed pursuant thereto; and

"special meeting of shareholders" includes a special meeting of all shareholders entitled to vote at an annual meeting of shareholders and a meeting of any class or classes of shareholders entitled to vote on the question at issue.

1.02  Additional Definitions

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein.

1.03  Interpretations

Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

SECTION 2
BUSINESS OF THE CORPORATION

2.01  Registered Office

Until changed in accordance with the Act, the registered office of the Corporation shall be in the Province of Ontario at such location therein as the board may from time to time determine.

2.02  Corporate Seal

Until changed by the board, the corporate seal of the Corporation, if any, shall be in the form impressed hereon.

2.03  Financial Year

Until changed by the board, the financial year of the Corporation shall end on the 30th day of November in each year.

2.04  Execution of Instruments

Deeds, transfers, assignments, bills of sale, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two directors or officers or any director together with any officer. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal, if any, to any instrument requiring the same.

2.05  Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.06  Voting Rights in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may, from time to time, direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07  Withholding Information from Shareholders

Subject to the provisions of the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the board, could be inexpedient in the interests of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any account, record or document of the Corporation except as conferred by the Act or authorized by the board.

SECTION 3
BORROWING AND SECURITY

3.01  Borrowing Power

Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time:

      (a)   borrow money upon the credit of the Corporation;

      (b) issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidence of indebtedness or guarantee of the Corporation, whether secured or unsecured;

      (c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

      (d) mortgage, hypothecate, pledge or otherwise create a security interest in or charge upon all or any real or personal, movable or immovable property of the Corporation, owned or subsequently acquired, including book debts, rights, powers, franchises and undertakings by way of mortgage, hypothec, pledge or otherwise, to secure payment of any such evidence of indebtedness or guarantee whether present or future of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02  Delegation

The board may from time to time by resolution delegate to one or more directors, a committee of directors or one or more officers of the Corporation as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

SECTION 4
DIRECTORS

4.01  Number of Directors and Quorum

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. Subject to the Act and to section 4.08 hereof, the quorum for the transaction of business at any meeting of the board shall consist of a majority of directors, or such other number of directors as the board may from time to time determine.

4.02  Qualification

A person shall not be qualified for election as a director if such person is less than 18 years of age; if such person is of unsound mind and has been so found by a court in Canada or elsewhere; if such person is not an individual; or if such person has the status of a bankrupt. A director need not be a shareholder. Any person who is elected or appointed to hold office as a director, even where otherwise qualified to be a director, shall be deemed not to be elected or appointed to hold office as a director unless:

      (a) such person was present at the meeting when the election or appointment took place and such individual did not refuse to hold office as a director; or

      (b) such person was not present at the meeting when the election or appointment took place and

            (i) such person consented to hold office as a director in writing before the election or appointment or within ten days after it; or

            (ii) such person has acted as a director pursuant to the election or appointment.

At least twenty-five percent (25%) of the directors shall be resident Canadians unless the Corporation has less than four directors in which case, at least one of the directors shall be a resident Canadian. For so long as the Corporation is a distributing corporation at least two directors shall not be officers or employees of the Corporation or its affiliates.

4.03  Election and Term

Directors shall be elected yearly to hold office until the close of the next annual meeting of shareholders or, in the case of directors named in the notice accompanying the articles of incorporation, until the first meeting of shareholders. Where directors fail to be elected at any such meeting of shareholders, then notwithstanding the preceding sentence, the incumbent directors shall continue in office until their successors are elected. The number of directors to be elected at any such meeting shall be the greater of the number (or the minimum number, as the case may be) of directors provided for in the articles and the number of directors then in office unless the directors or the shareholders otherwise determine. The election shall be by resolution.

4.04  Removal of Directors

Subject to the provisions of the Act, the shareholders may by resolution passed at a special meeting remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the board.

4.05  Vacation of Office

A person ceases to hold the office of director of the Corporation when such person dies; such person is removed from office by the shareholders; such person ceases to be qualified for election as a director; or such person's written resignation is sent or delivered to the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

4.06  Vacancies; Appointment of Additional Directors

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure of the shareholders to elect the number or minimum number of directors. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number or minimum number of directors, the board shall without delay call a special meeting of shareholders to fill the vacancy. If the board fails to call such meeting or if there are no such directors then in office, any shareholder may call the meeting. Any director appointed or elected to fill such vacancy holds office for the unexpired term of such director's predecessor. If the articles so provide, the directors may appoint one or more additional directors, who shall hold office until the close of the next annual meeting, but the total number of additional directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders of the Corporation.

4.07  Action by the Board

The board shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to sections 4.08 and 4.09, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors who would have been entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office. Where the Corporation has only one director, that director may constitute the meeting.

4.08  Canadian Residency

The board shall not transact business at a meeting, other than filling a vacancy in the board, unless twenty-five percent (25%) of the directors present are resident Canadians (or, if the Corporation has fewer than four directors, at least one of the directors present is a resident Canadian), except where:

      (a)   a resident Canadian director who is unable to be present approves in
            writing,  or  by  telephonic,   electronic  or  other  communication
            facility, the business transacted at the meeting; and

      (b) the required number of resident Canadian directors would have been present had that director been present at the meeting.

4.09  Meetings by Telephonic, Electronic or Other Communication Facility

Subject to the Act, if all the directors consent, a director may participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other during the meeting, and a director participating in such a meeting by such means is deemed to be present at that meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

4.10  Place of Meetings

Meetings of the board may be held at any place in or outside Canada.

4.11  Calling of Meetings

Meetings of the board shall be held from time to time and at such time at such place as the board, the chairman of the board, the vice-chairman of the board, the managing director, the president or any two directors may determine.

4.12  Notice of Meeting

Notice of the time and place of each meeting of the board shall be given in the manner provided in section 12.01 to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, and for any proposal to:

      (a) submit to the shareholders any question or matter requiring approval of the shareholders;

      (b) fill a vacancy among the directors or in the office of auditor or appoint additional directors;

      (c)   issue securities;

      (d)   declare dividends;

      (e)   purchase, redeem or otherwise acquire shares of the Corporation;

      (f) pay a commission for or in connection with the purchase from the Corporation of the Corporation's shares;

      (g)   approve a management proxy circular;

      (h)   approve a take-over bid circular or directors' circular;

      (i)   approve any annual financial statements; or

      (j)   adopt, amend or repeal by-laws.

A director may in any manner waive notice of or otherwise consent to a meeting of the board. Attendance of a director at a meeting of directors is a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

4.13  First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.14  Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15  Regular Meetings

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16  Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, vice-chairman of the board, managing director, president, or a vice-president who is a director. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.17  Votes to Govern

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

4.18  Conflict of Interest

A director or officer who is a party to, or who is a director or officer or an individual acting in a similar capacity of or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or material transaction with the Corporation shall disclose the nature and extent of the individual's interest at the time and in the manner provided by the Act. Any contract or transaction or proposed contract or transaction in which a director or officer is interested shall be referred to the board for approval (unless the same is referred to the shareholders for approval) even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or the shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

4.19  Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION 5
COMMITTEES

5.01  Committee of Directors

The board may appoint from its members a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise.

Unless otherwise determined by the board, each committee of directors shall have the power to fix its quorum, to elect its chairman and to regulate its procedure.

5.02  Transaction of Business

Subject to the provisions of section 4.09, the powers of a committee of directors may be exercised by a meeting at which a quorum of the committee is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03  Audit Committee

For so long as the Corporation is a distributing corporation, the board shall elect annually from among its number an audit committee to be composed of not fewer than 3 directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.

5.04  Advisory Committees

The board may from time to time appoint such other committees as it may deem desirable, but the functions of any such other committees, in so far as such functions concern the powers of the directors that may not be delegated to any persons shall be advisory only.

SECTION 6
OFFICERS

6.01  Appointment

The board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 6.02 and 6.03, an officer may but need not be a director and one person may hold more than one office.

6.02  Chairman of the Board

The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to the individual any of the powers and duties that are by any provisions of this by-law capable of being assigned to the managing director or to the president; and the individual shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, the individual's duties shall be performed and the individual's powers exercised by the vice-chairman of the board, if any, or if there is no vice-chairman of the board, by the managing director, if any, or by the president.

6.03  Vice-Chairman of the Board

The board may from time to time appoint a vice-chairman of the board who shall be a director. During the absence or disability of the chairman of the board, the chairman's duties shall be performed and his powers exercised by the vice-chairman of the board. The vice-chairman of the board shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.

6.04  Managing Director

The board may from time to time appoint a managing director who shall be a resident Canadian and a director. If appointed, the managing director shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation; and the managing director shall, subject to the provisions of the Act, have such other powers and duties as the board may specify except for those powers of directors which under the Act the board may not delegate to a managing director. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.05  President

If appointed, the president shall be the chief operating officer, if a managing director, or chief executive officer, has been or is to be otherwise appointed, and if not, the president shall be the chief executive officer, unless the board otherwise determines. Subject to the authority of the board and any limitations the board may prescribe, if the president is the chief executive officer, the president shall have general supervision of the business of the Corporation; and the president shall have such other powers and duties as the board may specify. During the absence or disability of the managing director or if no managing director has been appointed, the president shall also have the powers and duties of that office.

6.06  Vice-President

A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

6.07  Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; the secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, the auditor and members of committees of the board; the secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and the secretary shall have such other powers and duties as the board or the chief executive officer may specify.

6.08  Treasurer

In the absence of a chief financial officer, the treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; the treasurer shall render to the board whenever required an account of all of the treasurer's transactions as treasurer and of the financial position of the Corporation and the treasurer shall have such other powers and duties as the board or the chief executive officer may specify.

6.09  Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.10  Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.11  Term of Office

The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise, each officer appointed by the board shall hold office until the officer's successor is appointed.

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                                     page 16

6.12 Terms of Employment and Remuneration

The terms of employment and the remuneration of officers appointed by the board shall be settled by it from time to time.

6.13  Conflict of Interest

An officer shall disclose the officer's interest in any material contract or material transaction or any proposed material contract or proposed material transaction with the Corporation in accordance with section 4.18.

6.14  Agents and Attorneys

The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

6.15  Fidelity Bonds

The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

SECTION 7
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01  Limitation of Liability

Every director and officer of the Corporation in exercising their powers and discharging their duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which

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                                     page 17

any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on their part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of their office or in relation thereto, unless the same are occasioned by their own willful neglect or default; provided that, except as otherwise provided in the Act, nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof.

7.02  Indemnity

Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if:

      (a) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, with a view to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

      (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

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                                     page 18

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires.

7.03  Advance of Costs

The Corporation, if authorized by the board, may advance moneys to a director, officer or other individual referred to in Section 7.02 for the costs, charges and expenses of a proceeding referred to in Section 7.02. The individual shall repay the moneys if the individual does not fulfil the conditions set out in paragraphs 7.02(a) and (b).

7.04  Derivative Actions

The Corporation may with the approval of a court authorized to give such approval by the Act, indemnify an individual referred to in Section 7.02, or advance moneys under Section 7.03, in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the Corporation or other entity as described in Section 7.02, against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in paragraphs 7.02(a) and (b).

7.05  Insurance

Subject to the limitations contained in the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.02 hereof.

7.06  Legal Proceedings

The board is authorized from time to time to

      (a) retain and instruct legal counsel to commence or defend legal proceedings on behalf of the Corporation and to authorize any settlement, compromise, waiver of privilege, plea in criminal or quasi-criminal matters, proceedings or other steps whatsoever on behalf of the Corporation as they consider expedient; and

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                                     page 19

      (b) to delegate to such directors, officers or employees of the Corporation as the board may designate, all or any of the foregoing powers to such extent and in such manner as the board may determine.

SECTION 8
SHARES

8.01  Allotment

Subject to the provisions of the Act, the board and, if and as authorized by the board, a committee of the board, may from time to time grant options to purchase or allot the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as prescribed by the Act.

8.02  Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of the person's purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03  Registration of Transfer

Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except:

      (a) upon presentation of the certificate representing such shares with a transfer endorsed thereon, or delivered therewith, duly executed by the registered holder or by the registered holder's attorney or successor duly appointed;

      (b) upon the provision of such reasonable assurance or evidence of signature, identification and authority to transfer, if any, as the board (or the person of persons designated by the board from time to time to make such determination) may from time to time determine in any particular case or generally in respect of all transfers or a particular class of transfers;

      (c) where the Corporation has a duty to inquire into any adverse claims, if such duty has been discharged;

      (d) where it has been established, to the satisfaction of the board (or the person or persons designated by the board from time to time to make such determination) that the transfer is to a bona fide purchaser;

      (e) where it has not been established to the satisfaction of the board (or the person or persons designated by the board from time to time to make such determination) that the transfer is to a bona fide purchaser, the board (or the person or persons designated by the board from time to time to make such determination) is satisfied that there is no evidence that the transfer is not rightful;

      (f) upon payment of all applicable taxes and any fees prescribed by the board; and

      (g) upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in section 8.05.

8.04  Transfer Agents and Registrars

The board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers of transfers, but one person may be appointed both registrar and transfer agent. The board may at any time terminate any such appointment.

8.05  Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

8.06  Non-Recognition of Trusts

Subject to the provisions of the Act, the Corporation shall treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.07  Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at the holder's option, to a share certificate, or to a non-transferable written acknowledgment of the holder's right to obtain a share certificate, stating the number and class or series of shares held by the holder as shown on the securities register. Share certificates and acknowledgments of a shareholder's right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with section 2.04 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

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                                     page 22

8.08  Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or such person's discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken if the owner:

      (a) so requests before the Corporation has notice that the security has been acquired by a bona fide purchaser

      (b)   unless  the  board  otherwise   determines  in  a  particular  case,
            furnishes the Corporation with an indemnity bond sufficient, in the discretion of the board, to protect the Corporation; and

      (c) satisfies any other reasonable requisites imposed by the Corporation from time to time, whether generally or in any particular case.

8.09  Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate or written acknowledgment referred to in section 8.07 in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.10  Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

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                                     page 23

SECTION 9
DIVIDENDS AND RIGHTS

9.01  Dividends

The board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid by issuing fully paid shares of the Corporation and, subject to the provisions of the Act, in money or property.

9.02  Dividend Cheques

A dividend payable in cash shall be paid by cheque of the Corporation, drawn on the Corporation's bankers or one of them or if the Corporation has appointed a disbursement agent, by cheque of the disbursement agent drawn on the disbursement agent's bankers or one of them (or by other means by which such agent effects such payments in the normal course of its business as a disbursement agent) to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the registered holder's recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03  Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

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                                     page 24

9.04  Record Date for Dividends and Rights

Subject to the Act and the rules of any stock exchange on which the shares of the Corporation are listed, the board may fix in advance within the period prescribed by the Act a date as a record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for any warrant or other evidence of right to subscribe for securities of the Corporation, provided that, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, the Corporation shall give notice of any such record date within the period prescribed by the Act, by newspaper advertisement in the manner provided in the Act and to each stock exchange in Canada on which the shares of the Corporation are listed. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05  Unclaimed Dividends

Subject to the Act and other applicable laws, any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION 10
MEETINGS OF SHAREHOLDERS

10.01 Annual Meetings

The annual meeting of shareholders shall be held

      (a) not later than eighteen months after the Corporation comes into existence; and

      (b) subsequently, not later than fifteen months after holding the last preceding annual meeting but not later than six months after the end of the Corporation's preceding financial year,

for the purpose of receiving and considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

10.02 Special Meetings

The board shall have power to call a special meeting of shareholders at any time.

10.03 Place of Meetings

Meetings of shareholders, both annual and special, shall be held at the registered office of the Corporation or elsewhere in Canada as the board, or any person to whom such decision is delegated by the board, may from time to time determine. Any meeting of shareholders, either annual or special, may also be held at some place outside Canada, if the place at which such meeting is to be held is specified in the articles or if all of the shareholders entitled to vote thereat agree that the meeting is to be held at that place.

10.04 Notice of Meetings

For so long as the Corporation is a distributing corporation, notice of the time and place of each meeting of shareholders shall be given within the time period prescribed by the Act. If the Corporation is not a distributing corporation, notice of the time and place of each meeting of shareholders shall be given not less than 10 days before the date when the meeting is to be held. In either case, such notice shall be given, in the manner provided in section 12.01, to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at or attend the meeting. Subject to the Act and any other applicable law, notice of a meeting of shareholders called for any purpose, other than receiving and considering the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.05 List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each shareholder. If a record date for the determination of shareholders entitled to notice of the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no such record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, on the day on which the meeting is held. Such list shall be prepared, if a record date for the determination of shareholders entitled to notice of the meeting is fixed pursuant to section 10.06, no later than the tenth day following such record date and, if no such record date is fixed, on the day on which notice of the meeting is given, or where no such notice is given, on the day on which the meeting is held. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.06 Record Date for Notice

The board may fix in advance a date, within the period prescribed by Act, as a record date for the determination of the shareholders entitled to notice of the meeting. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given or if no notice is given, the day on which the meeting is held.

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                                     page 27

10.07 Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

      (a) if all the shareholders entitled to vote or to attend thereat are present in person or represented by proxy except where they attend the meeting for the express purpose of objecting that the meeting is not duly called or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and

      (b) if the auditor and the directors are present except where they attend the meeting for the express purpose of objecting that the meeting is not duly called or waive notice of or otherwise consent to such meeting being held.

At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, and such place is not specified in the Corporation's articles, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.08 Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting and prepared to act as chairman: president, managing director, chairman of the board, vice-chairman of the board or a vice-president who is a shareholder. If none of such officers is present within 15 minutes from the time fixed for holding the meeting or none of such officers that are present is prepared to act as chairman, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

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                                     page 28

10.09 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or by-laws of the Corporation to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10 Quorum

A quorum for the transaction of business at any meeting of shareholders shall be the lesser of the number of shareholders or two persons present in person, each being a shareholder or representative duly authorized in accordance with the Act entitled to vote thereat or a duly appointed proxy for a shareholder so entitled. If a quorum is present at the opening of the meeting, the shareholders present in person or by proxy may proceed with the business of the meeting even if a quorum is not present throughout the meeting.

10.11 Right to Vote; Record Date for Voting

Subject to the Act, the board may establish a record date for the determination of those shareholders entitled to vote at a meeting of shareholders of the Corporation. If the board establishes such a record date, the Corporation shall not later than the tenth day thereafter prepare a list of shareholders of the Corporation holding shares entitled to be voted at such meeting arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each shareholder. Subject to the provisions of the Act as to authorized representatives of any other body corporate, at the meeting of shareholders in respect of which the Corporation has established a record date for the determination of those shareholders entitled to vote thereat, every person who is named in the list prepared as a consequence of the establishment of such record date shall be entitled to vote the shares shown thereon opposite such person's name. If the Corporation has not established a record date for the determination of those shareholders entitled to vote thereat, every person who is named in the list prepared in accordance with Section 10.05 shall be entitled to vote the shares shown thereon opposite such person's name.

In the absence of a list prepared as aforesaid in respect of the establishment of a record date for the determination of those shareholders entitled to vote at a meeting of shareholders, every person shall be entitled to vote at the meeting whose name appears in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.12 Proxies

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. Unless the Act permits the appointment of a proxy by electronic means, each proxy, to be effective, must be in writing, executed by the shareholder or the shareholder's attorney and shall conform with the requirements of the Act. If the Act permits the appointment of a proxy by electronic means, a proxy may also be appointed in any electronic manner so permitted by the Act.

10.13 Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them.

10.15 Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by the Act, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands, a poll, or by means of a telephonic, electronic or other communication facility, the chairman of the meeting shall be entitled to a second or casting vote.

10.16 Show of Hands

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.17 Electronic Voting

Despite section 10.16, any vote referred to in section 10.16 may be held, in accordance with the Act, entirely by means of telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility.

10.18 Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting, or the chairman of the meeting, may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.19 Adjournment

If a quorum is not present at the opening of a meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.20 Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it has been passed at a meeting of the shareholders, unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

10.21 Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

10.22 Notice of Record Dates

Unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date for the purpose of determining the shareholders entitled to notice of any meeting of shareholders or to vote thereat, the Corporation shall give notice of any such record date within the period prescribed by the Act, by newspaper advertisement in the manner provided in the Act and to each stock exchange in Canada on which the shares of the Corporation are listed.

10.23 Availability of Shareholders Lists for Inspection

Any list of shareholders prepared pursuant to sections 10.05 and 10.11 shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the securities register is maintained and at the meeting for which the list was prepared.

SECTION 11
DIVISIONS AND DEPARTMENTS

11.01 Creation and Consolidation of Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

11.02 Name of Division

Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation.

11.03 Officers of Divisions

From time to time the board or, if authorized by the board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration.

The board or, if authorized by the board, the chief executive officer, may remove at its or the chief executive officer's pleasure any officer so appointed, without prejudice to such officer's rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

SECTION 12
NOTICES

12.01 Method of Giving Notice

Subject to the Act, any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's recorded address or if mailed to the person at their recorded address by prepaid ordinary or air mail or if sent to the person at their recorded address by any means of prepaid transmitted or recorded communication or if transmitted or accessed by the person in accordance with the provisions of the Act governing electronic documents. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch and a notice so given in accordance with the provisions of the Act governing electronic documents shall be deemed to have been given in accordance with the rules contained in such provisions. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the person to be reliable.

12.02 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

12.03 Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice and the date of the meeting or other event shall both be excluded.

12.04 Undelivered Notices

If any notice given to a shareholder pursuant to section 12.01 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

12.05 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

12.06 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives such person's title to such share prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which the shareholder became so entitled) and prior to the individual furnishing to the Corporation the proof of authority or evidence of the individual's entitlement prescribed by the Act.

12.07 Waiver of Notice

Any shareholder (or the shareholder's duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive the sending of any notice, or waive or abridge the time for any notice, required to be given to the individual under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgment shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

SECTION 13
EFFECTIVE DATE

13.01 Effective Date

This by-law shall come into force when enacted by the directors, subject to the Act.

13.02 Repeal

All prior by-laws, if any, of the Corporation, other than by-laws relating solely to the borrowing of money by the Corporation, are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

ENACTED by the Board the 6th day of February, 2002.

WITNESS the corporate seal of the Corporation.

/s/                                          /s/
----------------------------------           -----------------------------------
President                                    Secretary

CONFIRMED by the shareholders the 1st day of May, 2002.

                                             /s/
                                             -----------------------------------
                                             Secretary

                                   EXHIBIT "C"

                             AUTHORIZING RESOLUTIONS

                                 (see attached)

                MINUTES OF A MEETING OF THE BOARD OF DIRECTORS OF
                      VASOGEN INC. HELD ON OCTOBER 3, 2005



Private Placement of Senior Convertible Notes and Warrants

WHERAS Vasogen Ireland Ltd. ("VIL") is a wholly-owned subsidiary of Vasogen Inc. (the "Corporation");

AND WHEREAS VIL proposes to issue by way of private placement (the "Private Placement") and sell up to an aggregate principal amount not exceeding US$40 million of senior convertible notes, with the terms set out therein ("Senior Convertible Notes");

AND WHEREAS pursuant to the terms thereof, the Senior Convertible Notes shall be convertible into and repayable in common shares ("Common Shares") in the capital of the Corporation;

AND WHEREAS the Corporation will guarantee the obligations of VIL under the Senior Convertible Notes;

AND WHEREAS in connection with and as part of the Private Placement, the Corporation proposes to issue warrants ("Warrants") entitling the holder to purchase, for a period of five (5) years from the closing date of the Private Placement, one Common Share of the Corporation at an exercise price (the "Exercise Price") equal to the conversion price under the Convertible Notes as described in the notice of the Private Placement to be given to the Toronto Stock Exchange ("TSX");

AND WHEREAS pursuant to the terms of the Senior Convertible Notes, the Corporation is required, in certain circumstances, to issue warrants ("Accelerated Payment Option Warrants") entitling the holder to purchase, for a period of five (5) years from the issuance of such Accelerated Payment Option Warrants, one Common Share of the Corporation at an exercise price (the "Accelerated Payment Option Warrant Exercise Price") determined pursuant to the terms of the Senior Convertible Notes;

AND WHEREAS SG Cowen & Co., LLC (the "Agent") will provide assistance to VIL and the Corporation in completing the Private Placement and in consideration of providing such services, the Agent will receive a placement fee in accordance with the Engagement Letter dated June 24, 2005;

THEREFORE BE IT RESOLVED THAT:

1. the acceptance by the Corporation of the engagement letter, dated June 24, 2005 between the Corporation and the Agent in respect of the Private Placement is hereby ratified and confirmed and the execution and delivery of the engagement letter by the Chief Financial Officer of the Corporation is hereby ratified and confirmed;

2. the entering into by the Corporation of a cash collateral agreement (the "Cash Collateral Agreement") with the Royal Bank of Canada, Royal Bank Mortgage Corporation, Royal Trust Corporation of Canada, and The Royal Trust Company is hereby authorized and approved and any one of the Chief Executive Officer, the Chief Operating Officer or the Vice-President, Corporate & Legal Affairs of the Corporation is hereby authorized and directed to negotiate and settle the terms of, and to execute and deliver the Securities Purchase Agreement, in such form and on such terms as such officer may approve, such approval to be conclusively evidenced by his or her execution thereof;

3. the entering into by the Corporation of a securities purchase agreement (the "Securities Purchase Agreement") with each subscriber who subscribes for Senior Convertible Notes and Warrants pursuant to the Private Placement is hereby authorized and approved and any one of the Chief Executive Officer, the Chief Operating Officer or the Vice-President, Corporate & Legal Affairs of the Corporation is hereby authorized and directed to negotiate and settle the terms of, and to execute and deliver the Securities Purchase Agreement, in such form and on such terms as such officer may approve, such approval to be conclusively evidenced by his or her execution thereof;

4. the entering into by the Corporation of a guaranty (the "Guaranty") with each subscriber who subscribes for Senior Convertible Notes pursuant to the Private Placement is hereby authorized and approved and any one of the Chief Executive Officer, the Chief Operating Officer or the Vice-President, Corporate & Legal Affairs of the Corporation is hereby authorized and directed to negotiate and settle the terms of, and to execute and deliver the Guaranty in such form and on such terms as such officer may approve, such approval to be conclusively evidenced by his or her execution thereof;

5. the provision of treasury instructions ("Treasury Instructions") by the Corporation to CIBC Mellon Trust Company is hereby authorized and approved and any one of the Chief Executive Officer, the Chief Operating Officer or the Vice-President, Corporate & Legal Affairs of the Corporation is hereby authorized and directed to negotiate and settle the terms of, and to execute and deliver the Treasury Instructions in such form and on such terms as such officer may approve, such approval to be conclusively evidenced by his or her execution thereof;

6. the Corporation make application to the Royal Bank of Canada for a letter of credit (the "Letter of Credit") pursuant to the terms of the Securities Purchase Agreement and any one of the Chief Executive Officer, the Chief Operating Officer or the Vice-President, Corporate & Legal Affairs of the Corporation is hereby authorized and directed to negotiate and settle the terms of, and to execute and deliver the Letter of Credit in such form and on such terms as such officer may approve, such approval to be conclusively evidenced by his or her execution thereof;

7. the entering into by the Corporation of a registration rights agreement (the "Registration Rights Agreement") between the Corporation and each subscriber who subscribes for Senior Convertible Notes and Warrants pursuant to the Private Placement is hereby authorized and approved and any one of the Chief Executive Officer, the Chief Operating Officer or the Vice-President, Corporate & Legal Affairs of the Corporation is hereby authorized and directed to negotiate and settle the terms of, and to execute and deliver the Registration Rights Agreement in such form and on such terms as such officer may approve, such approval to be conclusively evidenced by his or her execution thereof;

8. the Senior Convertible Notes are hereby authorized and approved and any one of the Chief Executive Officer, the Chief Operating Officer or the Vice-President, Corporate & Legal Affairs of the Corporation is hereby authorized and directed to negotiate and settle the terms of, and to execute and deliver the Senior Convertible Notes in such form and on such terms as such officer may approve, such approval to be conclusively evidenced by his or her execution thereof;

9. the issuance of Senior Convertible Notes pursuant to the terms of the Securities Purchase Agreements is hereby authorized and approved;

10. the maximum number of Common Shares of the Corporation issuable pursuant to the terms of the Senior Convertible Notes are hereby duly authorized, allotted, and reserved for issuance to the holders of such Senior Convertible Notes, and upon conversion or repayment of such Senior Convertible Notes, from time to time, in accordance with the provisions thereof, the said Common Shares hereby allotted for the purpose and issuable upon conversion or repayment of the Senior Convertible Notes, will be validly issued as fully paid and non-assessable common shares in the capital of the Corporation, and the transfer agent and registrar of the Common Shares be and is hereby authorized and directed to countersign, issue and deliver to such holders or to their order certificates for such Common Shares;

11. the Warrants are hereby authorized and approved and any one of the Chief Executive Officer, the Chief Operating Officer or the Vice-President, Corporate & Legal Affairs of the Corporation is hereby authorized and directed to negotiate and settle the terms of, and to execute and deliver the Warrants in such form and on such terms as such officer may approve, such approval to be conclusively evidenced by his or her execution thereof;

12. the issuance of Warrants pursuant to the terms of the Securities Purchase Agreements is hereby authorized and approved;

13. 3,494,280 Common Shares of the Corporation issuable pursuant to the terms of the Warrants, are hereby duly authorized, allotted, at the Exercise Price, and reserved for issuance to the holders of such Warrants, and upon exercise of such Warrants, from time to time, in accordance with the provisions thereof, the said Common Shares hereby allotted for the purpose and issuable upon exercise of the Warrants, will be validly issued as fully paid and non-assessable common shares in the capital of the Corporation, and the transfer agent and registrar of the Common Shares be and is hereby authorized and directed to countersign, issue and deliver to such holders or to their order certificates for such Common Shares;

14. the Accelerated Payment Option Warrants are hereby authorized and approved and any one of the Chief Executive Officer, the Chief Operating Officer or the Vice-President, Corporate & Legal Affairs of the Corporation is hereby authorized and directed to negotiate and settle the terms of, and to execute and deliver the Accelerated Payment Option Warrants in such form and on such terms as such officer may approve, such approval to be conclusively evidenced by his or her execution thereof;

15. the issuance of the Accelerated Payment Option Warrants, from time to time, pursuant to the terms of the Senior Convertible Notes, is hereby authorized and approved;

16. the maximum number of Common Shares of the Corporation issuable pursuant to the terms of the Accelerated Payment Option Warrants are hereby duly authorized, allotted, at the Accelerated Payment Option Warrant Exercise Price, and reserved for issuance to the holders of such Accelerated Payment Option Warrants and upon exercise of such Accelerated Payment Option Warrants, from time to time, in accordance with the provisions thereof, the said Common Shares hereby allotted for the purpose and issuable upon exercise of the Accelerated Payment Option Warrants, will be validly issued as fully paid and non-assessable common shares in the capital of the Corporation, and the transfer agent and registrar of the Common Shares be and is hereby authorized and directed to countersign, issue and deliver to such holders or to their order certificates for such Common Shares;

17. the Corporation hereby waives the application of the Corporation's shareholder rights plan (the "Rights Plan") in the event that the Rights Plan may have otherwise applied to the Private Placement or any event or issuance of Common Shares occurring in connection with or as a result of the Private Placement;

18. the Corporation is hereby authorized to list on the TSX the Common Shares as may be issued, from time to time, to holders of Senior Convertible Notes, Warrants or Accelerated Payment Option Warrants;

19. the Corporation make application to the Nasdaq National Market (the "NASDAQ") to have the Common Shares as may be issued from time to time pursuant to the terms of the Senior Convertible Notes, the Warrants or the Accelerated Payment Option Warrants approved for listing and trading on the NASDAQ; and that the Chief Executive Officer, the Chief Operating Officer and the Vice-President, Corporate & Legal Affairs of the Corporation be, and each of them hereby is, authorized and directed, for and on behalf and in the name of the Corporation, to prepare and execute such application and any form, agreement or other documents as may be necessary to effect the listing and trading on the NASDAQ of the Common Shares, and to make such changes in any of the same as may be necessary to comply with the requirements of the NASDAQ for listing, and that the execution by the Chief Executive Officer, the Chief Operating Officer and the Vice-President, Corporate & Legal Affairs of the Corporation, or any of them, of any such application, form, agreement or other document shall conclusively, establish their authority therefore from the Corporation and the approval and ratification by the Corporation of the applications, forms, agreements and other documents so executed and the action so taken;

20. the Chief Executive Officer, the Chief Operating Officer and the Vice-President, Corporate & Legal Affairs of the Corporation by, and each of them hereby is, authorized and directed, for and on behalf and in the name of the Corporation, to appear (if requested) before the officials of the NASDAQ and to make any changes required by the NASDAQ in the application of the Corporation or in the Corporation's agreements with the NASDAQ and to do any and all things which such Chief Executive Officer, the Chief Operating Officer or the Vice-President, Corporate & Legal Affairs of the Corporation may deem necessary, appropriate or desirable to effect the listing and trading of the Common Shares as may be issued from time to time pursuant to the terms of the Senior Convertible Notes, the Warrants or the Accelerated Payment Option Warrants, including, without limitation, the payment, for and on behalf and in the name of the Corporation, of filing, listing or application fees and the preparation of temporary and definitive stock certificates, and that the doing by such Chief Executive Officer, the Chief Operating Officer or the Vice-President, Corporate & Legal Affairs of the Corporation of any act in connection with the foregoing matters shall conclusively establish their authority therefore from the Corporation and the approval and ratification by the Corporation of the action so taken;

Resale Shelf Prospectus

21. the shelf prospectus, in preliminary and final form, and any and all prospectus supplements (the "Shelf Prospectus"), to be filed under National Instruments 44-101 and 44-102 and the United States Multijurisdictional Disclosure System and the Form F-10 Registration Statement (the "Registration Statement") to be filed under the United States Securities Act of 1933, as amended (the "Securities Act"), relating to the qualification for resale in the United States and Canada of the Common Shares as may be issued from time to time pursuant to the Senior Convertible Notes, the Warrants or the Accelerated Payment Option Warrants, in such forms as approved by the Chief Executive Officer and Chief Financial Officer, be and the same are hereby approved, subject to such additions, deletions, modifications and amendments therein and thereto as the persons authorized to sign same shall approve, such approval to be conclusively evidenced by their signing of the certificates or signature pages thereto;

22. the Chief Executive Officer and Chief Financial Officer (as Principal Financial and Accounting Officer) and a majority of the directors of the Corporation which may include the Chief Executive Officer, be and they are hereby authorized on behalf of the Board of Directors and the Corporation to sign either personally or by attorney or attorneys previously appointed on the signature pages of the Registration Statement to be filed with the United States Securities and Exchange Commission (the "SEC") with such amendments and supplements thereto which such officers and directors executing the same shall approve, such approval to be conclusively evidenced by their execution thereof, and to execute under the corporate seal of the Corporation or otherwise all such other documents and to take all such steps, including the payment of any required filing fees, as may be required to be made to comply with the requirements of the SEC and such other appropriate federal or state regulatory authorities in the United States;

23. the Chief Executive Officer and the Chief Financial Officer of the Corporation, and on behalf of the Corporation, any two directors of the Corporation other than the Chief Executive Officer, be and they are hereby authorized to sign the certificate, if any, of the Corporation forming part of the Shelf Prospectus to be filed under National Instruments 44-101 and 44-102 and the United States Multijurisdictional Disclosure System with such additions, deletions, modifications and amendments therein and thereto and to execute under the corporate seal of the Corporation or otherwise all such documents and to take such steps, if any, as may be required to be made to comply with the requirements of the applicable securities commission or other regulatory authority;

24. the Corporation be and it is hereby authorized to deliver and file or cause to be delivered and filed with the SEC, and any other appropriate federal or state regulatory authority in the United States, the Registration Statement, together with all such other documents, including additions, deletions and modifications to the Registration Statement as the officers executing the Registration Statement in accordance with these resolutions may deem necessary or desirable;

25. the officers of the Corporation be, and each of them hereby is, authorized to determine the states in which appropriate action shall be taken to qualify or register for sale all or such part of the Common Shares as may be issued from time to time pursuant to the terms of the Senior Convertible Notes, the Warrants or the Accelerated Payment Option Warrants and Registration Statement as said officers may deem advisable; and each such officer is hereby authorized to perform on behalf of the Corporation any and all such acts as he or she may deem necessary or advisable in order to issue, offer or trade the Common Shares under Blue Sky or state securities laws and in connection therewith to execute and file all requisite papers and documents, including, but not limited to, applications, reports, surety bonds, irrevocable consents and appointments of attorneys for service of process and the execution by any such officer of any such paper or document or the doing by him or her of any act in connection with the foregoing matters shall conclusively establish his or her authority therefor from the Corporation and the approval and ratification by the Corporation of the papers and documents so executed and the action so taken. The officers of the Corporation be, and each of them hereby is, authorized to certify the adoption of any resolution or resolutions which may be required by the Blue Sky or other securities laws of any state or states in which the offering is made as if adopted herein in full, and to attach such resolution or resolutions to the minutes of this meeting. Any one of the officers of the Corporation is also authorized to take any and all further action as he or she deems necessary or advisable for any such registration or qualification (or exemption) for as long as he or she deems necessary or desirable or as may be required by law;

26. the directors of the Corporation hereby adopt the form of any resolution required by any authority of any such state or other jurisdiction, or by the United States Securities and Exchange Commission or the National Association of Securities Dealers, Inc. or any such further regulatory authority to be filed, if any, in connection with any such application, certificate, affidavit, consent to service of process or any other document in connection with matters authorized by this resolution if (i) in the opinion of any of the officers of the Corporation the adoption of such resolution is necessary or advisable in order to carry out the intent of the foregoing resolutions, and (ii) any one of the officers of the Corporation evidences such adoption by inserting after the minutes of the meeting at which these resolutions are approved copies of such resolution(s) which will thereupon be deemed to be adopted by the directors of the Corporation with the same force and effect as if presented to the directors;

27. the officers of the Corporation be, and each of them hereby is, authorized on behalf of the Corporation and in its name to execute and cause to be filed with the SEC any and all amendments and supplements to the Registration Statement whether before or after the Registration Statement is declared effective, which the officer or officers executing the same on its behalf shall approve, such approval to be conclusively evidenced by his or her or their execution thereof;

28. the Corporation be and it is hereby authorized to deliver and file or cause to be delivered and filed under National Instruments 44-101 and 44-102 the Shelf Prospectus, together with all such other documents, including additions, deletions, modifications and amendments to the Shelf Prospectus, as the officers and directors executing the certificate of the Corporation forming part of the Shelf Prospectus in accordance with these resolutions may deem necessary or desirable;

29. the officers of the Corporation be, and each of them hereby is, authorized on behalf of the Corporation and in its name to execute and cause to be filed under National Instruments 44-101 and 44-102 any and all amendments and supplements to the Shelf Prospectus whether before or after the Shelf Prospectus is filed, which the officer or officers executing the same on its behalf shall approve, such approval to be conclusively evidenced by his or her or their execution thereof;

30. CT Corporation System be and is hereby authorized and appointed agent for service of process on the Corporation and shall be named as such in Form F-X and in the Registration Statement and all amendments, including post-effective amendments and supplements thereto, with authority to receive all notices and communications which may be issued by the SEC in connection with the Registration Statement and the registration of the Common Shares under the Securities Act and with all other powers which are conferred upon a person designated as agent for service under the Securities Act and the rules and regulations of the SEC thereunder, and any officer of the Corporation is hereby authorized on behalf of the Corporation and in its name to take any and all actions, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation System in full force and effect so long as may be required pursuant to applicable United States securities laws;

31. the Form F-X, to be filed under the Securities Act relating to the appointment of CT Corporation System as agent for service of process and undertaking, in the required form, be and the same is hereby approved, and any officer be and is hereby authorized and directed for and on behalf of the Corporation to execute and deliver the Form F-X, such approval to be conclusively evidenced by his or her execution and delivery thereof;

32. the officers or directors of the Corporation be, and each of them hereby is, authorized and directed on behalf of the Corporation to do and perform all such acts, deeds and things and to execute and deliver under the corporate seal of the Corporation or otherwise and to deliver and file or cause to be executed, delivered or filed in the name and on behalf of the Corporation or otherwise, all such documents (including documents in amendment of such Registration Statement or Shelf Prospectus), deeds or any other writings, which they in their discretion acting in the premises shall deem necessary, desirable or proper in order to give effect to the true intent of these resolutions; and

33. all actions previously taken by any director, officer, employee or agent of the Corporation in connection with or related to the matters set forth in, or reasonably contemplated or implied by the foregoing resolution, be, and each of them hereby is, adopted, ratified, confirmed and approved in all respects as the acts and deeds of the Corporation.

                                   EXHIBIT "D"

                                   INCUMBENCY

Name                                  Title                    Signature
----                                  -----                    ---------

JACQUELINE LE SAUX               VICE-PRESIDENT,
                                CORPORATE & LEGAL
                                    AFFAIRS              -----------------------

                                 VASOGEN, CORP.

                             SECRETARY'S CERTIFICATE
                             -----------------------

                                 October 7, 2005

      This Certificate is delivered pursuant to Section 7(j) of the Securities Purchase Agreements, dated as of October 7, 2005 (as amended, restated, supplemented or modified from time to time, the "Agreements"), by and among Vasogen Inc., a Canadian corporation, Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland, Vasogen, Corp., a Delaware corporation (the "Company"), and each buyer named on each Buyer Schedule attached to each such agreement. Capitalized terms used but not defined in this Certificate shall have the meanings ascribed to them in the Agreements.

      The undersigned, in his capacity as the Secretary of the Company, hereby certifies in the name and on behalf of the Company as follows:

      1. Attached hereto as Exhibit A is a certified copy of the Articles of Incorporation of the Company, as certified by the Secretary of State of Delaware, which remain unamended and in full force and effect on the date hereof.

      2. Attached hereto as Exhibit B is a complete and correct copy of the Bylaws of the Company, which remain unamended and in full force and effect on the date hereof.

      3. Attached hereto as Exhibit C is a complete and correct copy of the resolutions of the board of directors of the Company approving the Agreements and the transactions contemplated thereby, which remain unamended and in full force and effect on the date hereof.

                            [Signature page follows]

      IN WITNESS WHEREOF, the undersigned has signed this Certificate as of the date above first written.

                                         VASOGEN, CORP.


                                         By:
                                              --------------------------------
                                              Name:  Christopher Waddick
                                              Title: VP, Secretary & Treasurer

                                                                       EXHIBIT A
                                                                       ---------

                          Articles of Incorporation of
                                 VASOGEN, CORP.
                                 --------------

                                    DELAWARE                              PAGE 1
                             ----------------------
                                 The First State

      I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "VASOGEN, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF APRIL, A.D. 2004, AT 5:07 O'CLOCK P.M.

      A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

3795269  8100                  SEAL           /s/ Harriet Smith Windsor
                                       -----------------------------------------
                                       Harriet Smith Windsor, Secretary of State
040302613                              AUTHENTICATION: 3075317
                                                  DATE: 04-27-04

                          CERTIFICATE OF INCORPORATION
                                       OF
                                  VASOGEN, INC.

            FIRST: The name of the corporation is Vasogen, Inc.

            SECOND: The address of the corporation's registered office in the State of Delaware is 1201 North Market Street, Post Office Box 1347, in the City of Wilmington, County of New Castle. The name of the corporation's registered agent at such address is Delaware Corporation Organizers, Inc.

            THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

            FOURTH: The total number of shares of stock which the corporation is authorized to issue is one thousand (1,000) shares of common stock, having a par value of one cent ($0.01) per share.

            FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the by-laws of the corporation.

            SIXTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized to make, amend and repeal the by-laws.

            SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the

Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

            Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

            EIGHTH: The corporation reserves the right to amend and repeal any provision contained in this Certificate of Incorporation in the manner from time to time prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

            NINTH: The name and mailing address of the incorporator is as follows:

            Delaware Corporation Organizers, Inc.
            P.O. Box 1347
            Wilmington, Delaware 19899

            I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make, file and record this Certificate of Incorporation, and, accordingly, have hereto set my hand this 26th day of April, 2004.

                                           DELAWARE CORPORATION ORGANIZERS, INC.

                                           By:       /s/ Cynthia M. Caskey
                                               ---------------------------------
                                               Cynthia M. Caskey, Vice President

                                    DELAWARE                              PAGE 1
                              --------------------
                                 The First State

      I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "VASOGEN, INC.", CHANGING ITS NAME FROM "VASOGEN, INC." TO "VASOGEN, CORP.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF NOVEMBER, A.D. 2004, AT 3:56 O'CLOCK P.M.

      A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

3795269  8100                  SEAL            /s/ Harriet Smith Windsor
                                       -----------------------------------------
                                       Harriet Smith Windsor, Secretary of State
040850682                              AUTHENTICATION: 3507070
                                                  DATE: 11-30-04

                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION

                                       OF

                                  VASOGEN, INC.

            Vasogen, Inc., a Delaware corporation (the "Corporation"), does hereby certify that:

                  FIRST: Article FIRST of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

                        FIRST: The name of the corporation is Vasogen, Corp.

                  SECOND: Said amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

            IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to be signed by its duly authorized officer, this 24th day of November, 2004.

                                                VASOGEN, INC.

                                                By:       /s/ David G. Elsley
                                                    ----------------------------
                                                    Name:  David G. Elsley
                                                    Title: President

                                                                       EXHIBIT B
                                                                       ---------

                                    Bylaws of
                                 VASOGEN, CORP.
                                 --------------

                                  VASOGEN, INC.

                                     BY-LAWS

                            ARTICLE I - STOCKHOLDERS
                            ------------------------

      Section 1: Annual Meeting.
                 ---------------

      An annual meeting of the stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date, and at such time as the Board of Directors shall each year fix, which date shall be within thirteen (13) months of the last annual meeting of stockholders or, if no such meeting has been held, the date of incorporation.

      Section 2: Special Meetings.
                 ----------------

      Special meetings of the stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called by the Board of Directors or the chief executive officer and shall be held at such place, on such date, and at such time as they or he or she shall fix.

      Section 3: Notice of Meetings.
                 ------------------

      Notice of the place, if any, date, and time of all meetings of the stockholders and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given, not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law or the Certificate of Incorporation of the Corporation).

      When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

      Section 4: Quorum.
                 ------

      At any meeting of the stockholders, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes or series is required, a majority of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

      If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, if any, date, or time.

      Section 5: Organization.
                 ------------

      Such person as the Board of Directors may have designated or, in the absence of such a person, the President of the Corporation or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

      Section 6: Conduct of Business.
                 -------------------

      The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

      Section 7: Proxies and Voting.
                 ------------------

      At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

      The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by an inspector or inspectors appointed by the chairman of the meeting.

      All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

      Section 8: Stock List.
                 ----------

      A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his or her name, shall be open to the examination of any such stockholder for a period of at least ten (10) days prior to the meeting in the manner provided by law.

      The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

      Section 9: Consent of Stockholders in Lieu of Meeting.
                 ------------------------------------------

      Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested.

      Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated consent is delivered to the Corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner prescribed in the first paragraph of this Section. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

      Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

                        ARTICLE II - BOARD OF DIRECTORS
                        -------------------------------

      Section 1: Number and Term of Office.
                 -------------------------

      The number of directors who shall constitute the whole Board of Directors shall be such number as the Board of Directors shall from time to time have designated, except that in the absence of any such designation, such number shall be one (1). Each director shall be elected for a term of one year and until his or her successor is elected and qualified, except as otherwise provided herein or required by law.

      Whenever the authorized number of directors is increased between annual meetings of the stockholders, a majority of the directors then in office shall have the power to elect such new directors for the balance of a term and until their successors are elected and qualified. Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office unless, at the time of such decrease, there shall be vacancies on the board which are being eliminated by the decrease.

      Section 2: Vacancies.
                 ---------

      If the office of any director becomes vacant by reason of death, resignation, disqualification, removal or other cause, a majority of the directors remaining in office, although less than a quorum, may elect a successor for the unexpired term and until his or her successor is elected and qualified.

      Section 3: Regular Meetings.
                 ----------------

      Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

      Section 4: Special Meetings.
                 ----------------

      Special meetings of the Board of Directors may be called by one-third (1/3) of the directors then in office (rounded up to the nearest whole number) or by the President and shall be held at such place, on such date, and at such time as they or he or she shall fix. Notice of the place, date, and time of each such special meeting shall be given to each director by whom it is not waived by mailing written notice not less than five (5) days before the meeting or by telegraphing or telexing or by facsimile or electronic transmission of the same not less than twenty-four (24) hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

      Section 5: Quorum.
                 ------

      At any meeting of the Board of Directors, a majority of the total number of the whole Board of Directors shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof.

      Section 6: Participation in Meetings By Conference Telephone.
                 -------------------------------------------------

      Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board of Directors or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

      Section 7: Conduct of Business.
                 -------------------

      At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein or required by law. Action may be taken by the Board of Directors without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

      Section 8: Compensation of Directors.
                 -------------------------

      Directors, as such, may receive, pursuant to resolution of the Board of Directors, fixed fees and other compensation for their services as directors, including, without limitation, their services as members of committees of the Board of Directors.

                            ARTICLE III - COMMITTEES
                            ------------------------

      Section 1: Committees of the Board of Directors.
                 ------------------------------------

      The Board of Directors may from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

      Section 2: Conduct of Business.
                 -------------------

      Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; one-third (1/3) of the members shall constitute a quorum unless the committee shall consist of one (1) or two (2) members, in which event one

(1) member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

                             ARTICLE IV - OFFICERS
                             ---------------------

      Section 1: Generally.
                 ---------

      The officers of the Corporation shall consist of a President, one or more Vice Presidents, a Secretary, a Treasurer and such other officers as may from time to time be appointed by the Board of Directors. Officers shall be elected by the Board of Directors, which shall consider that subject at its first meeting after every annual meeting of stockholders. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person.

      Section 2: President.
                 ---------

      The President shall be the chief executive officer of the Corporation. Subject to the provisions of these By-laws and to the direction of the Board of Directors, he or she shall have the responsibility for the general management and control of the business and affairs of the Corporation and shall perform all duties and have all powers which are commonly incident to the office of chief executive or which are delegated to him or her by the Board of Directors. He or she shall have power to sign all stock certificates, contracts and other instruments of the Corporation which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation.

      Section 3: Vice President.
                 --------------

      Each Vice President shall have such powers and duties as may be delegated to him or her by the Board of Directors. One (1) Vice President shall be designated by the Board of Directors to perform the duties and exercise the powers of the President in the event of the President's absence or disability.

      Section 4: Treasurer.
                 ---------

      The Treasurer shall have the responsibility for maintaining the financial records of the Corporation. He or she shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions and of the financial condition of the Corporation. The Treasurer shall also perform such other duties as the Board of Directors may from time to time prescribe.

      Section 5: Secretary.
                 ---------

      The Secretary shall issue all authorized notices for, and shall keep minutes of, all meetings of the stockholders and the Board of Directors. He or she shall have charge of the corporate books and shall perform such other duties as the Board of Directors may from time to time prescribe.

      Section 6: Delegation of Authority.
                 -----------------------

      The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

      Section 7: Removal.
                 -------

      Any officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors.

      Section 8: Action with Respect to Securities of Other Corporations.
                 -------------------------------------------------------

      Unless otherwise directed by the Board of Directors, the President or any officer of the Corporation authorized by the President shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation.

                               ARTICLE V - STOCK
                               -----------------

      Section 1: Certificates of Stock.
                 ---------------------

      Each stockholder shall be entitled to a certificate signed by, or in the name of the Corporation by, the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certifying the number of shares owned by him or her. Any or all of the signatures on the certificate may be by facsimile.

      Section 2: Transfers of Stock.
                 ------------------

      Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation. Except where a certificate is issued in accordance with Section 4 of Article V of these By-laws, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefor.

      Section 3: Record Date.
                 -----------

      In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for such other action as hereinbefore described; provided, however, that if no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts a resolution relating thereto.

      A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

      In order that the Corporation may determine the stockholders entitled to consent to corporate action without a meeting, (including by telegram, cablegram or other electronic transmission as permitted by law), the Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not more than ten (10) days after the date upon which the resolution fixing the record date is adopted. If no record date has been fixed by the Board of Directors and no prior action by the Board of Directors is required by the Delaware General Corporation Law, the record date shall be the first date on which a consent setting forth the action taken or proposed to be taken is delivered to the Corporation in the manner prescribed by Article I,
Section 9 hereof. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the Delaware General
Corporation Law with respect to the proposed action by consent of the stockholders without a meeting, the record date for determining stockholders entitled to consent to corporate action without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

      Section 4: Lost, Stolen or Destroyed Certificates.
                 --------------------------------------

      In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

      Section 5: Regulations.
                 -----------

      The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

                              ARTICLE VI - NOTICES
                              --------------------

      Section 1: Notices.
                 -------

      If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law.

      Section 2: Waivers.
                 -------

      A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver.

                          ARTICLE VII - MISCELLANEOUS
                          ---------------------------

      Section 1: Facsimile Signatures.
                 --------------------

      In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these By-laws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

      Section 2: Corporate Seal.
                 --------------

      The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

      Section 3: Reliance upon Books, Reports and Records.
                 ----------------------------------------

      Each director, each member of any committee designated by the Board of Directors, and each officer of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

      Section 4: Fiscal Year.
                 -----------

      The fiscal year of the Corporation shall be as fixed by the Board of Directors.

      Section 5: Time Periods.
                 ------------

      In applying any provision of these By-laws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

            ARTICLE VIII - INDEMNIFICATION OF DIRECTORS AND OFFICERS
            --------------------------------------------------------

      Section 1: Right to Indemnification.
                 ------------------------

      Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee, or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the

Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 3 of this ARTICLE VIII with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

      Section 2: Right to Advancement of Expenses.
                 --------------------------------

      In addition to the right to indemnification conferred in Section 1 of this
ARTICLE VIII, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 2 or otherwise.

      Section 3: Right of Indemnitee to Bring Suit.
                 ---------------------------------

      If a claim under Section 1 or 2 of this ARTICLE VIII is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In
(i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this
ARTICLE VIII or otherwise shall be on the Corporation.

      Section 4: Non-Exclusivity of Rights.
                 -------------------------

      The rights to indemnification and to the advancement of expenses conferred in this ARTICLE VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, By-laws, agreement, vote of stockholders or disinterested directors or otherwise.

      Section 5: Insurance.
                 ---------

      The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

      Section 6: Indemnification of Employees and Agents of the Corporation.
                 ----------------------------------------------------------

      The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

      Section 7: Nature of Rights.
                 ----------------

      The rights conferred upon indemnitees in this ARTICLE VIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee's heirs, executors and administrators. Any amendment, alteration or repeal of this ARTICLE VIII that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal.

                            ARTICLE IX - AMENDMENTS
                            -----------------------

      These By-laws may be amended or repealed by the Board of Directors at any meeting or by the stockholders at any meeting.

                                                                       EXHIBIT C
                                                                       ---------

                                 Resolutions of
                                 VASOGEN, CORP.
                                 --------------

                    Resolutions of the Board of Directors of
                                 Vasogen, Corp.


      WHEREAS, Vasogen, Corp. (the "Company") and Vasogen Ireland Limited, a
                                    -------
company incorporated under the laws of the Republic of Ireland ("VIL"), are
                                                                 ---
subsidiaries of Vasogen Inc., a corporation incorporated under the laws of Canada (the "Parent");
             ------
      WHEREAS, pursuant to certain Securities Purchase Agreements, to be dated on or about October 7, 2005 (the "Purchase Agreements"), among the Company, VIL,
                                  -------------------
the Parent and each purchaser listed on each Buyer Schedule thereto (each individually, a "Purchaser," and all such individuals collectively, the
                 ---------
"Purchasers"), (i) VIL proposes to issue to the Purchasers an aggregate
 ----------
principal amount of $40,000,000 of senior convertible notes (the "Notes") which
                                                                  -----
will be convertible into the common shares of the Parent, no par value (the "Common Shares"), and (ii) the Parent proposes to issue to the Purchasers
 -------------
warrants (the "Warrants"), which will be exercisable to purchase Common Shares
               --------
(clauses (i) and (ii) above shall be referred to together herein as the "Offering");
 --------

      WHEREAS, in connection with the Offering, the Purchasers have requested that the Parent and the Company each guarantee the obligations of VIL under the Notes and the Purchase Agreements;

      WHEREAS, the Board of Directors of the Company (the "Board") has determined that it is in the best interests of the Company to enter into such guarantees (each individually, a "Subsidiary Guaranty," and all such guarantees
                                  -------------------
collectively, the "Subsidiary Guaranties"); and
                   ---------------------

      WHEREAS, the Board desires to approve certain documents to be executed and certain actions to be taken by the Company and direct the Company and certain of the officers of the Company, including, without limitation, the Chief Executive Officer, the President, the Chief Operating Officer, any Vice President, the General Counsel and the Secretary of the Company (each, a "Designated Officer"),
                                                           ------------------
to execute such documents and take such actions in the name and on behalf of the Company, in each case, in connection with the foregoing transactions.

      NOW, THEREFORE, IT IS:

   1. Purchase Agreements
      -------------------

      RESOLVED, that the Company be, and it hereby is, authorized to enter into, and perform its obligations under, the Purchase Agreements substantially in the form heretofore presented to the Board, with such additions, deletions, changes or modifications therein as may be approved or deemed necessary, appropriate or desirable by the Designated Officer executing the same, the execution thereof by such Designated Officer to be conclusive evidence of such approval and determination.

   2. Subsidiary Guaranties
      ---------------------

      RESOLVED, that, to induce the Purchasers to enter into the Purchase Agreements and to purchase the Notes from VIL and the Warrants from the Parent, the Company be, and it hereby is, authorized (i) to agree to fully and unconditionally guarantee the payment and performance of the obligations, liabilities and indebtedness of VIL arising under, out of or in connection with the Notes and the Purchase Agreements, as such Notes and Purchase Agreements may be revised, modified or amended from time to time in accordance with their terms, (ii) in furtherance of the foregoing, to enter into a separate Subsidiary Guaranty relating to each Purchase Agreement or such other agreements as may be required in connection with the Notes and Purchase Agreements, on such terms and conditions and in such form as are approved or deemed necessary, appropriate or desirable by the Designated Officers executing the same (the execution thereof by such officers, which is hereby authorized, shall be conclusive evidence of such officers' approval and determination) and (iii) to enter into and perform its obligations under any agreement which relates to each Subsidiary Guaranty.

   3. General
      -------

      RESOLVED, that in connection with the transactions contemplated in the preceding resolutions, the Designated Officers be, and each of them hereby is, authorized to take all such further action to execute and deliver all such further agreements, instruments and documents, in the name and on behalf of the Company, to pay or cause to be paid all expenses, and to take all such other actions as they or any one of them shall deem necessary or desirable in order to carry out fully the intent and accomplish the purposes of the foregoing resolutions; and the execution and delivery of such agreements, instruments and documents and the performance of any such action shall be conclusive evidence that the same is authorized hereby; and that any and all such actions heretofore or hereafter taken by any such Designated Officers within the terms of these resolutions be, and they hereby are, adopted, affirmed, approved and ratified in all respects as the act and deed of the Company; and it is further

      RESOLVED, that in connection with the transactions contemplated in the preceding resolutions, the Designated Officers be, and each of them hereby is, authorized in the name and on behalf of the Company to certify any more formal or detailed resolutions as any such Designated Officer may deem necessary or appropriate to effectuate the intent of the foregoing resolutions; and that such Designated Officers be, and each of them hereby is, authorized and directed to annex such resolutions to the minutes of the Company and thereupon such resolutions shall be deemed adopted as and for the resolutions of the Board as if set forth at length in these resolutions.

                                   CERTIFICATE

Vasogen Ireland Limited
Shannon Airport House
Shannon
Co. Clare

                                                           Date: 7 October, 2005

To:   UBS Securities LLC - F/B/O Kings Road Investments Ltd.
      c/o Polygon Investment Partners LP
      598 Madison Avenue, 14th Floor
      New York, NY  10022
      USA

This Certificate is delivered pursuant to Section 7(j) of a Securities Purchase Agreement, dated as of October 7, 2005 (as amended, restated, supplemented or modified from time to time) by and among Vasogen Inc., a Canadian corporation, Vasogen Ireland Limited (the "Company"), Vasogen, Corp., a Delaware corporation and you.

I, Alan Kane, hereby certify that I am a director of the Company, a private limited company incorporated under the laws of Ireland, and do hereby further certify that:

(a) Attached hereto as Annex A is a certified true and correct copy of the certificate of incorporation and of the certificate of incorporation on change of name of the Company as amended to date;

(b) Attached hereto as Annex B is a certified true and correct copy of the memorandum and articles of association of the Company as amended to date;

(c) No action for the amendment of the constitutional documents of the Company has been taken or is pending;

(d) Attached hereto as Annex C is a certified true and correct copy of the resolutions duly adopted by the board of directors of the Company on 6 October, 2005, authorising the issuance of the U.S.$16,500,000 Senior Convertible Note to Kings Road Investments Ltd. and the entry into of the related Transaction Documents. Such resolutions have not been amended, modified or rescinded.

IN WITNESS WHEREOF, I have hereunto executed this certificate as of the date written above.

For and on behalf of
Vasogen Ireland Limited

By: /s/ Alan Kane
    -------------
    Name:  Alan Kane
    Title: Director

                                   CERTIFICATE

                                       RE:

                             VASOGEN IRELAND LIMITED
                                 (the "Company")

                                  BY: ALAN KANE

                                     ANNEX A

Certified true and correct copy of the certificate of incorporation and certificate of incorporation on change of name of the Company.

/s/ Alan Kane
----------------------
Alan Kane
Director

Dated 7 October, 2005

NUMBER

273933

                          Certificate of Incorporation

I hereby certify that

PIERREPONT LIMITED

is this day incorporated under
the Companies Acts 1963 to 1990
and that the company is limited.

Given under my hand at Dublin, this
Friday, the 17th day of October, 1997

/s/ M. Reilly
For Registrar of Companies

Certificate received by:

KPMG Services
Signed: /s/                                        Date: 21/10/97

                             DUPLICATE FOR THE FILE

NUMBER

273933            0013                CNC

                          Certificate of Incorporation
                                on Change of Name

I hereby certify that

PIERREPONT LIMITED

having, by a Special Resolution of the Company, and with the approval of the Minister for Enterprise, Trade and Employment, changed its name, is now incorporated as a limited company under the name

VASOGEN IRELAND LIMITED

and I have entered such name on the Register accordingly.

Given under my hand at Dublin, this
Friday, the 9th day of January, 1998

/s/ M. Reilly
-------------
For Registrar of Companies

Certificate received by: KPMG Services
Signed: /s/                                        Date: 13/1/98

                                   CERTIFICATE

                                       RE:

                             VASOGEN IRELAND LIMITED
                                 (the "Company")

                                  BY: ALAN KANE

                                     ANNEX B

Certified true and correct copy of the Memorandum and Articles of Association of the Company.

/s/ Alan Kane
---------------
Alan Kane
Director

Dated 7 October, 2005

                     Memorandum and Articles of Association

                                       Of

                             Vasogen Ireland Limited

                              Company Number 273933
                          Incorporated 17 October 1997

   Articles of Association as amended by Special Resolution dated 29 July 2003

                          COMPANIES ACTS, 1963 to 2001

                            COMPANY LIMITED BY SHARES

                            MEMORANDUM OF ASSOCIATION

                                       OF

                             VASOGEN IRELAND LIMITED

1.     The name of the Company is: Vasogen Ireland Limited

2.     The objects for which the Company is established are:

(a)(1) To apply for and take out, purchase or otherwise acquire any right or interest in any patent, brevets d'invention, licences, copyrights, trademarks, utility models, concessions, any other form of intellectual property and the like conferring an exclusive or non-exclusive or limited right to use, or any secret or other information which may seem to the company capable of being dealt in and to use, exercise, turn to account develop or grant licences or other rights in respect of any such, patents, brevets d'invetion, licences, copyrights, trademarks, utility models, concession, any other form of intellectual property and the like and any information aforesaid.

(2) Either independently or jointly with other businesses, or industrial, academic or governmental bodies, to carry out research and to design, create, develop, test and manufacture new or improved products, processes and technologies and to license, sell or otherwise turn to account or deal with all or any part of the property, rights or information of the Company in such products, processes or technologies.

(3) To carry on business as advisers and consultants and to provide services in relation to the creation, development and implementation of new or improved products, processes or technologies and to advise on the use of science and technology to extend, develop or improve all types of business or industry.

(4) To promote scientific and technological research and training as aforesaid by creating fellowships, establishing scholarships, employing scientists, technologists and others, making grants and other benefactions, and providing equipment and other facilities for such research training.

(5) To provide for the delivery and holding of lectures, courses, exhibitions, public meetings, classes and conferences and organisation of study groups and seminars calculated directly or indirectly to advance scientific, technical or general knowledge in science, engineering and allied subjects and to organise, sponsor, provide for and encourage attendance at and participation in such lectures, courses, exhibitions, public meetings, classes, conferences, study groups and seminars wheresoever held by whomever provided or organised.

(b) To invest the capital and other monies of the Company in the purchase or upon the security of shares, stocks, debentures, debenture stock, bonds, bills, mortgages, obligations and securities of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wheresoever constituted or carrying on business and in the purchase or upon the security of shares, stocks, debentures, debenture stock, bonds, bills, mortgages, obligations, and securities of any kind issued or guaranteed by any government, state, dominion, colony, sovereign, ruler, commissioners, trust, public, municipal, local or other authority or body of whatsoever nature wheresoever situated.

(c) To acquire any such shares, stocks, debentures, debenture stock, bonds, bills, mortgages, obligations and securities by subscription, syndicate participation, tender, purchase, exchange or otherwise, and to subscribe for the same, either conditionally or otherwise, and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof.

(d) To sell, realise, vary and transpose any investments or other property for the time being of the Company as may be deemed expedient.

(e) To act as managers, consultants, supervisors and agents of other companies or undertakings and to provide for such companies or undertakings, managerial, advisory, technical, purchasing, selling and other services; and to enter into such agreements as are necessary or advisable in connection with the foregoing.

(f) To establish or promote or concur in establishing or promoting any company or companies for the purposes of acquiring all or any of the property, rights and liabilities of the Company or for any other purpose which may seem directly or indirectly calculated to benefit the Company and to place or guarantee the placing of, underwrite, subscribe for or otherwise acquire all or any part of the shares, debentures or other securities of any such other company.

(g) To undertake and carry on all kinds of trust and agency business and to act as managers of any syndicate.

(h) To employ experts to investigate and examine into the conditions, prospects, value, character and circumstances of any business concerns and undertakings, and generally of any assets, property or rights.

(i) To purchase, take on lease or in exchange, or otherwise acquire and hold for investment any estate or interest in any lands, buildings, easements, rights, privileges, concessions, grants, patents, trade marks and any real and personal property of any kind.

       To borrow and raise money and to secure or discharge in any manner any debt or obligation of any kind of or binding on the Company and in particular but without limitation by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company or by the creation and issue on such terms and conditions as may be thought expedient of debentures, debenture stock or other securities of any description.

(k) To draw, make, accept, endorse, discount, negotiate, execute and issue and to buy, sell and deal with bills of exchange, promissory notes and other negotiable or transferable instruments. Provided always that nothing herein contained shall empower the Company to act as stock and share brokers or dealers.

(l) To amalgamate or enter into partnership or any joint purpose or profit-sharing arrangement with and to co-operate in any way with or assist or subsidise any company, firm or person, and to purchase or otherwise acquire and undertake all or any part of the business, property and liabilities of any person, body or company carrying on any business which this Company is authorised to carry on or possessed of any investments or other property suitable for the purposes of the Company.

(m) To lend money and grant or provide credit and financial accommodation to any company firm or person.

(n) To enter into any guarantee or contract of indemnity or suretyship and in particular (without limitation) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of any person, firm or company.

(o) To procure the registration or incorporation of the Company in or under the laws of any place outside the State.

(p) To subscribe or guarantee money for any national, charitable, benevolent, public, general or useful object or for any exhibition, or for any purpose which may be considered likely directly or indirectly to further the objects of the Company or the interests of its members.

(q) To grant pensions or gratuities to any employees or ex-employees and to officers and ex-officers (including directors and ex-directors) of the Company or its predecessors in business, or the relations, connections, or dependants of any such persons, and to establish or support associations, institutions, clubs, funds and trusts which may be considered calculated to benefit any such persons or otherwise advance the interests of the Company or of its members.

(r) As an object of the Company and as a pursuit in itself or otherwise, and whether for the purpose of making a profit or avoiding a loss or for any other purpose whatsoever, to engage in currency and interest rate transactions and any other financial or other transactions of whatever nature, including any transaction for the purposes of, or capable of being for the purposes of, avoiding, reducing, minimising, hedging against or otherwise managing the risk of any loss, cost, expense or liability arising, or which may arise, directly or indirectly, from a change or changes in any interest rate or currency exchange rate or in the price or value of any property, asset, commodity, index or liability or from any other risk or factor affecting the Company's business, including but not limited to dealings, whether involving purchase, sales or otherwise, in foreign and Irish currency spot and forward exchange rate contracts, forward rate agreements, caps, floors and collars, futures, options, swaps, and any other currency interest rate and other hedging arrangements and such other instruments as are similar to, or derivatives of, any of the foregoing.

(s) To do all or any other the things and matters aforesaid in any part of the world, and either as principles, agents, contractors, trustees or otherwise, and by or through trustees, agents or otherwise, and either alone or in conjunction with others.

(t) To do all such other things as may be considered to be incidental or conducive to the above objects or any of them.

3.     The liability of the members is limited.

4. The share capital of the Company is CDN$2,000,000 and (euro)2.50 divided into 2,000,000 Ordinary Shares of CDN$1 each and 2 Ordinary Shares of
       (euro)1.25 each.

--------------------------------------------------------------------------------

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS

--------------------------------------------------------------------------------

Epperly Limited

1 Stokes Place,
St. Stephen's Green,
Dublin 2.

Limited Liability Company

Iditarod Limited

1 Stokes Place,
St. Stephen's Green,
Dublin 2.

Limited Liability Company

--------------------------------------------------------------------------------
Dated this 9th day of October 1997.

Witness to the above signatures:

W. D. Gilmore,
1 Stokes Place,
St. Stephen's Green,
Dublin 2.

Secretarial Assistant

                          COMPANIES ACTS, 1963 to 2001

                            COMPANY LIMITED BY SHARES

                             ARTICLES OF ASSOCIATION

                                       OF

                             VASOGEN IRELAND LIMITED

                                   PRELIMINARY

1. The regulations contained in Part II of Table A in the First Schedule to the Companies Act, 1963, (which Table is hereinafter called "Table A") shall be deemed to be incorporated with these Articles and shall apply to the Company save insofar as they are inconsistent with these presents.

2. Unless the contrary is clearly stated, reference to any section of any act is to such section as same may be amended, extended or re-enacted (whether before or after the date hereof) from time to time.

                                  SHARE CAPITAL

3. The share capital of the Company is CDN$2,000,000 and (euro)2.50 divided into 2,000,000 Ordinary Shares of CDN$1 each and 2 Ordinary Shares of
       (euro)1.25 each.

4. The directors are generally and unconditionally authorised from time to time to exercise all powers of the Company to allot relevant securities (as such expression is defined in Section 20 of the Companies (Amendment) Act, 1983) up to a maximum aggregate of the number of authorised but unissued relevant securities in the capital of the Company (whether forming part of the original or any increased capital) but this authority shall not extend beyond such date as shall be five years from the date of incorporation of the Company provided always that the directors shall have power, notwithstanding that the date aforesaid shall have expired, to allot relevant securities in pursuance of an offer or agreement made before the expiry of such date as aforesaid as if the authority conferred hereby had not expired. Section 23(1) of the Companies (Amendment) Act, 1983 is hereby excluded in its application in relation to all allotments by the Company of relevant securities as defined for the purposes of that section.

                             PURCHASE OF OWN SHARES

5. Subject to the provisions of the Companies Acts, 1963 to 1990 the Company may purchase its own shares (including any redeemable shares).

                              FINANCIAL ASSISTANCE

6. The Company may give any form of financial assistance which is permitted by the Companies Acts, 1963 to 1990 for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or in the Company's holding company and Regulation 10 of Part I of Table A will be modified accordingly.

                               TRANSFER OF SHARES

7. The instrument of transfer of a fully paid up share need not be signed by or on behalf of the transferee and Regulation 22 of Part I of Table A will be modified accordingly.

                                GENERAL MEETINGS

8. Annual general meetings shall be held in Ireland unless in respect of any particular meeting either all the Members entitled to attend and vote at such meeting consent in writing to its being held elsewhere or a resolution providing that it be held elsewhere has been passed at the preceding annual general meeting. Extraordinary general meetings may be held in or outside Ireland. Regulation 47 of Part I of Table A will not apply and Regulation 50 will be construed as if the words "within the State" were deleted therefrom.

9. An extraordinary general meeting shall be convened upon the requisition of the auditors under the circumstances described in Section 186 of the Companies Act, 1990 as well as upon the requisition described in Regulation 50 of Part I of Table A.

10. In Regulation 59(b) of Part I of Table A the words "one Member" shall be substituted for the words "three Members".

11. Subject to Section 141 of the Act, a resolution in writing signed by all the members for the time being entitled to attend and vote on such resolution at a general meeting (or being bodies corporate by their duly authorised representatives) shall be as valid and effective for all purposes as if the resolution had been passed at a general meeting of the Company duly convened and held, and if described as a Special Resolution shall be deemed to be a Special Resolution within the meaning of the Act. Any such resolution may consist of several documents in the like form each signed by one or more of such members (or their duly authorised representatives). Regulation 6 of Part II of Table A shall not apply.

                              SINGLE-MEMBER COMPANY

12.    (i)    If at any time all the issued shares of the Company are registered in the name of a sole person (whether a natural person or a body corporate), it will be a single-member company within the meaning of the European Communities (Single-Member Private Limited
              Companies) Regulations, 1994 (the single-member company regulations). If and so long as the company is a single-member company, the following provisions will apply notwithstanding anything to the contrary in these Articles or Table A:

              (a)    Annual General Meetings

                     The sole member may decide to dispense with the holding of annual general meetings. Such decision will be effective for the year in which it is made and subsequent years, but nevertheless the sole member or the auditors may require the holding of an annual general meeting in any such year in accordance with the procedure laid down in the Single-Member Company Regulations.

              (b) Where a decision to dispense with the holding of an annual general meeting is in force, the accounts and the directors' and auditors' reports that would otherwise be laid before an annual general meeting shall be sent to the sole member as provided in the Single-Member Company Regulations, and the provisions of the Companies Acts, 1963 to 1990 with regard to the annual return and the financial statements which apply by reference to the date of the annual general meeting will be construed as provided in the Single-Member Company Regulations.

              (c)    Quorum at General Meetings

                     The sole member, present in person or by proxy, is a sufficient quorum at a general meeting.

              (d)    Resolutions of Shareholders

                     All matters requiring a resolution of the Company in general meeting (except the removal of the auditors from office) may be validly dealt with by a decision of the sole member. The sole member must provide the Company with a written record of any such decision or, if it is dealt with by a written resolution under Regulation 6 of Part II of Table A, with a copy of that resolution, and the decision or resolution shall be recorded and retained by the Company.

              (e)    Contracts with Sole Member

                     Where the Company enters into a contract with the sole member which is not in the ordinary course of business and which is not in writing, and the sole member also represents the Company in the transaction (whether as a director or otherwise), the directors shall ensure that the terms of the contract are forthwith set out in a written memorandum or are recorded in the minutes of the next directors' meeting.

       (ii) If and whenever the Company becomes a single-member company or ceases to be a single-member company, it shall notify the Registrar of Companies as provided in the single-member company regulations.

13. In Regulation 70 of Part I of Table A the words "not less than 48 hours before the time for holding" and "not less than 48 hours before the time appointed for" will be deleted and there shall be substituted therefor the words "before the commencement of" on both occasions.

14.    For so long as:

       (a)    the Company holds shares as treasury shares; or

       (b)    any subsidiary of the Company holds shares in the Company

              the Company or the subsidiary as the case may be shall not exercise any voting rights in respect of the shares and Regulations 63 to 73 of Part I of Table A will be modified accordingly.

                                    DIRECTORS

15. Notwithstanding anything to the contrary contained in the Companies Acts, 1963 to 2001 or any provision of these Articles of Association, the following matters must be consented to in writing by all of the directors or authorised by a resolution unanimously passed by the directors at a duly constituted meeting at which all directors are present:

       (a)    any expenditure greater than (euro)50,000

       (b) the entering into of any contract or commitment expected to have a duration of more than 1 year; and

       (f) the sale, transfer, assignment or encumbrance of any patent held by the Company.

16. No contract will be entered into by the Company for the employment of, or the provision of services by, a director or a director of a holding company of the Company containing a term to which Section 28 of the 1990 Act applies without obtaining the approval provided for in that Section, and Regulation 85 of Part I of Table A will be modified accordingly.

17. The directors will not retire by rotation, or require to be re-elected in general meeting following appointment by the directors. Regulations 92 to 100 inclusive of Part I of Table A will be modified accordingly.

18. Until otherwise determined by a general meeting the number of directors shall not be less than two. The first directors will be the persons named in the Statement delivered to the Registrar of Companies in accordance with Section 3 of the Companies (Amendment) Act, 1982. Regulation 75 of
       Part I of Table A shall not apply.

19. A resolution in writing signed by all the directors for the time being entitled to receive notice of a meeting of the directors shall be as valid and effective for all purposes as a resolution of the directors as if it had been passed at a meeting of the directors duly convened and held and may consist of several documents in the like form each signed by one or more of the directors. For the purpose of this Article, the signature of an alternate director shall suffice in lieu of the signature of the director appointing him. Regulation 109 of Part I of Table A shall not apply.

20. Any director (including an alternate) or any member of a committee of directors may participate in a meeting of the directors or a committee of directors of which he is a member by means of a conference telephone or similar communicating equipment whereby all persons participating in the meeting can hear each other, and participation in a meeting in this manner will be deemed to constitute presence in person (or, as the case may be, by alternate) at such meeting but, for the purposes of determining whether the quorum for the transaction of business exists, any director or committee member in telephonic communication with a meeting of directors or of a committee as the case may be will not be counted in the quorum, and Regulation 102 of
       Part I of Table A will be modified accordingly.

21. The directors shall be entitled to receive notice of and to attend and speak at any general meeting of the Company or separate meeting of the holders of any class of shares and Regulation 136 of Part I of Table A shall be modified accordingly.

22.    (a)    Each director shall have the power to nominate any other director or any other person to act as alternate director in his place, at any meeting of the directors at which he is unable to be present or during his inability to act as such director and at his discretion to remove such alternate director and on such appointment being made the alternate director shall (except as regards the power to appoint an alternate and the requirement, if any, of a share qualification) be subject in all respects to the terms and conditions existing with reference to the other directors of the Company.

       (b) The appointee, whilst he holds office as an alternate director, shall be entitled to receive notices of all meetings of the directors and in the absence from meetings of the director appointing him, shall be entitled to attend, speak and vote at meetings of the directors, and, whilst he holds office as an alternate director, shall exercise and discharge all the powers, rights, duties and authorities of the director he represents, but shall look to such director solely for his remuneration as alternate director.

       (c) Any director of the Company who is appointed an alternate director shall be entitled to an additional vote at a meeting of the directors for each director for whom he acts as alternate director as distinct from the vote to which he is entitled in his own capacity as a director of the Company, and shall also be considered as two or more directors, as the case may be, for the purpose of making a quorum of directors, provided always that not less then two individuals are present in person at the meeting. A person may act as an alternate for more than one director.

       (d) An alternate director shall not be counted in reckoning the maximum number of directors allowed by the Articles of Association for the time being.

       (e) If a director shall die or cease to hold the office of director the appointment of his alternate shall thereupon cease and determine, provided always that in the event of these Articles providing for the retirement of directors by rotation or otherwise, if any director so retires but is re-elected at the meeting at which such retirement took effect any appointment made by him pursuant to this Article which was in force immediately prior to his retirement shall continue to operate after his re-election as if he had not so retired.

       (f) An alternate director, in the absence from general meetings of the director appointing him, shall be entitled to attend at general meetings of the Company.

       (g) Any instrument appointing or removing an alternate director shall be posted or delivered to the secretary or the registered office of the Company or a meeting of the directors and shall not take effect unless and until so posted or delivered and all such instruments shall be retained by the Company. The failure to so post or deliver the instrument shall not affect the validity of the appointment or removal of the alternate director. Regulation 9 of Part II of Table A shall not apply.

23. The meetings and proceedings of any committee formed by the directors will be governed by the provisions of these Articles regulating the meetings and proceedings of directors so far as the same are applicable and are not superseded by any regulations imposed on such committee by the directors and Regulation 105 of Part I of Table A will be modified accordingly.

24. The directors may from time to time appoint one or more of themselves to be managing director or any other category of executive director for such period and on such terms as to remuneration or otherwise as they think fit, and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment. Regulations 110 and 111 of
       Part I of Table A will not apply and Regulation 112 will apply to all executive directors as it applies to a managing director.

25.    The office of a director shall be vacated ipso facto if the director:

       (a) is adjudged bankrupt in the State or in Northern Ireland, or in Great Britain, or makes any arrangement with his creditors generally; or

       (b)    is found to be a lunatic or becomes of unsound mind; or

       (c) is for more than six months absent without permission of the directors from meetings of the directors held during that period and the directors so determine; or

       (d)    resigns his office by notice in writing to the Company; or

       (e) is convicted of an indictable offence other than an offence under the Road Traffic Acts 1961 and 1968 or any amending Act or Acts and the directors so determine; or

       (f) becomes restricted or disqualified to act as a director pursuant to the provisions of the Companies Act, 1990.

       Regulation 91 of Part I of Table A shall not apply.

                                    ACCOUNTS

26. The Company will comply with the provisions of the Companies Acts, 1963 to 1990 and all other relevant legislation with regard to accounts, and Regulations 125 to 129 of Part I of Table A are modified accordingly.

                            CAPITALISATION OF PROFITS

27. The reference in Regulation 130 to Section 64 of the Companies Act, 1963 will be construed as a reference to Section 207 of the Companies Act, 1990.

                                    AUDITORS

28. The auditors will be appointed and removed and their rights and duties regulated in accordance with the Companies Acts, 1963 to 1990 and Regulation 132 of Part I of Table A will not apply.

                                BORROWING POWERS

29. The directors may from time to time at their discretion raise or borrow or secure the payment of any sum or sums of money for the purposes or the benefit of the Company or any other person upon such terms as to interest or otherwise as they may deem fit and subject to Section 20 of the Companies (Amendment) Act, 1983 may for the purpose of securing the same and interest, or for any other purpose, create and issue any perpetual or redeemable debentures or debenture stock, bonds, securities or obligations of the Company at any time and in any form or manner and for any amount, and may raise or borrow or secure the payment of any sum or sums of money either by mortgage or charge upon the undertaking of the whole or any part of the property, present or future, or uncalled capital of the Company, and any debentures, debenture stock or other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued; and any debentures, debenture stock and other securities may be issued at a premium or otherwise, and with any special privileges as to redemption, surrender, transfer, drawings, allotments of shares, attending and voting at general meetings of the Company, appointment of directors and otherwise. Regulation 79 of
       Part I of Table A will not apply.

We, the several persons whose names, addresses and descriptions are subscribed, wish to be formed into a Company in pursuance of this Memorandum of Association and we agree to take the number of shares in the capital of the Company set opposite our respective names.

--------------------------------------------------------------------------------

NAMES, ADDRESSES AND DESCRIPTIONS                  NUMBER OF SHARES
OF SUBSCRIBERS                                     TAKEN BY EACH
                                                   SUBSCRIBER

--------------------------------------------------------------------------------

Epperly Limited                                       One

1 Stokes Place,
St. Stephen's Green,
Dublin 2.

Limited Liability Company

Iditarod Limited                                      One

1 Stokes Place,
St. Stephen's Green,
Dublin 2.

Limited Liability Company

--------------------------------------------------------------------------------

TOTAL NUMBER OF SHARES TAKEN UP                       TWO

--------------------------------------------------------------------------------

Dated this 9th day of October 1997

Witness to the above signatures:

W. D. Gilmore,
1 Stokes Place,
St. Stephen's Green,
Dublin 2.

Secretarial Assistant

--------------------------------------------------------------------------------

                                   CERTIFICATE

                                       RE:

                             VASOGEN IRELAND LIMITED

                                 (the "Company")

                                  BY: ALAN KANE

                                     ANNEX C

Certified true and correct copy of minutes of Board Meeting of the Company dated 6 October, 2005

/s/ Alan Kane
---------------------
Alan Kane
Director

Dated 7 October, 2005

Company No: 273933

                             Vasogen Ireland Limited
                                 (The "Company")

            MINUTES OF A MEETING OF DIRECTORS HELD AT 3 BURLINGTON ROAD, DUBLIN 4 BY MEANS OF A CONFERENCE CALL PURSUANT TO ARTICLE 20 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY ON THE 6TH DAY OF OCTOBER, 2005 AT 3:10 P.M.

PRESENT:       Kevin Donovan (In person)
               Alan Kane (In person)
               Christopher Waddick (By conference call)

IN ATTENDANCE: Gerard Coll and Gavin Doherty, Eugene F. Collins, Solicitors

1. CHAIRMAN             It was decided that Kevin Donovan take the Chair for the
                        duration of the meeting.

2. QUORUM               It was noted that all of the Directors of the Company
                        were participating in the conference call and accordingly in accordance with the Articles of Association of the Company, participation in the conference call is deemed to constitute presence in person at a meeting of the board of directors of the Company and that a quorum was therefore present and that the meeting was otherwise duly convened in accordance with the Memorandum and Articles of Association of the Company to transact business. It was further noted that all the directors deemed present were, pursuant to the Articles of Association of the Company, entitled to vote and be counted in the quorum.

                        The meeting proceeded to business.

3. DECLARATION          It was noted that each of the directors present had
   OF INTERESTS         disclosed to the Secretary the manner (if any) in which
                        he is interested in the business to be transacted at the meeting whether as a director of any company which is a party to such business or otherwise for the purposes of
                        Section 194 of the Companies Act, 1963 (as amended by
                        Section 47 of the Companies Act, 1990 (the "1990 Act")).
                        It was noted that pursuant to the Company's Articles of Association, a director may vote and form part of the quorum in relation to any matter in which he is interested. It was further noted that pursuant to
                        Section 43 of the Companies (Amendment) (No. 2) Act,
                        1999 (the "1999 Act"), at least one of the directors of the Company is resident in Ireland and that each director present did not individually hold more than twenty-five directorships, for the purposes of

                        Section 45 of the 1999 Act, and was therefore eligible to vote on all board resolutions brought before the meeting.

4. SECTION 150 OF       The Chairman informed the meeting that no person who is
   THE COMPANIES        the subject of a declaration under Section 150 of the
   ACT, 1990            1990 Act as amended by Section 41 of the Company Law
   (RESTRICTIONS        Enforcement Act, 2001 (the "2001 Act") nor the subject
   ON DIRECTORS         of a disqualification order under Section 160 of the
   AND OTHER            1990 Act as amended by Section 42 of the 2001 Act is
   OFFICERS)            appointed or acts in any way, directly, or indirectly,
                        as a director or secretary of the Company.

5. PURPOSE OF           The Chairman referred to the discussions held on behalf
   MEETING              of the Company with UBS Securities LLC - F/B/O Kings
                        Road Investments Ltd. (the "Buyer"), a corporation incorporated under the laws of the Cayman Islands which had culminated in the issuing on behalf of the Buyer of drafts of (a) a form of Securities Purchase Agreement
                        ("SPA") and (b) a form of Senior Convertible Note
                        ("Note"), the former of which it is proposed the Company will be a party to together with the Buyer, the holding company of the Company, Vasogen Inc. (the "Parent") and
                        Vasogen, Corp. (a subsidiary of the Parent) and the latter of which it is proposed will be issued by the Company in favour of the Buyer (the form of SPA and the form of Note are hereafter collectively called the "Agreements").

                        A draft of each of the Agreements was before the meeting.

                        In addition, it was noted that in relation to the Agreements, a legal opinion was to be issued by the Irish solicitors to the Company, Eugene F. Collins, and that so as to enable the aforesaid opinion to be issued, Eugene F. Collins had submitted a draft of a Corporate Certificate to be completed by a director of the Company (the "Opinion Certificate").

                        A draft of the Opinion Certificate was before the meeting.

                        The Chairman advised that it was intended to execute a power of attorney (the "Power of Attorney") authorising and empowering any one of the Directors of the Company being Christopher Waddick, Alan Kane and Kevin Donovan to undertake actions on behalf of and in the name of the Company in accordance with the terms of the Power of Attorney in the form presented to the meeting.

                        It was noted that pursuant to Section 7(j) of the SPA, the Company was required to deliver to the Buyer a certificate executed by a Director of the Company in respect of the matters specified in Section 7(j) of the SPA (the "SPA Certificate").

                        A draft of the SPA Certificate was before the meeting.

                        (The Opinion Certificate and the SPA Certificate are hereafter collectively called the "Certificates").

                        In addition, it was noted that it may be a requirement pursuant to Section 7(k) of the SPA, that a Director of the Company should complete a certificate in respect of the matters specified in Section 7(k) of the SPA (the "Section 7(k) Certificate").

                        In addition, the Chairman advised the meeting that it was proposed that the Company would issue a direction to the Buyer, authorising and directing the Buyer on an irrevocable and unconditional basis to pay directly to the Parent the purchase price payable to the Company by the Buyer on the issuance by the Company of the Senior Convertible Notes pursuant to the Note (the "Direction"). It was further noted that the aforesaid monies were to be applied by the Parent in discharging existing inter-company indebtedness due by the Company to the Parent.

                        A draft of the Direction was before the meeting.

                        The Chairman explained that it was necessary to consider and, if thought fit, approve the execution and delivery by, or on behalf of, the Company of the Agreements, the Power of Attorney, the Certificates, the Section 7(k) Certificate (if required) and the Direction. In particular, it was noted that before the Company could accept and execute the Agreements, the Certificates, the
                        Section 7(k) Certificate and the Direction, the board had to consider whether it was in the interests of the Company to accept and to execute the Agreements, the Certificates, the Section 7(k) Certificate and the Direction.

                        The meeting then considered the drafts of the Agreements, the Power of Attorney, the Certificates, the
                        Section 7(k) Certificate and the Direction and in particular the Chairman referred to the following:

                        (a) the covenants that the Company would be required to provide;

                        (b) the representations and warranties that the Company would be required to make;

                        (c) the Events of Default (as defined in the form of Senior Convertible Note); and

                        (d) the content of the Certificates, the Section 7(k) Certificate and in particular the provisions of paragraphs 4, 5, 6 and 11 of the

                             Opinion Certificate and the implications arising for the Company and the Parent in circumstances where the participation by the Company in the Agreements would be held to have constituted an offer of securities to the public and/or an invitation to the public to subscribe for securities.

                        The directors carefully considered the benefits that would accrue to the Company should it execute and deliver the Agreements, the Certificates, the Section 7(k) Certificate and the Direction and execute the Power of Attorney. The directors considered the following:

                        (a) that the Memorandum and Articles of Association of the Company empower the Company to draw, make, accept, endorse, discount, negotiate, execute and issue and to buy, sell and deal with bills of exchange, promissory notes and other negotiable or transferable instruments;

                        (b) that the participation by the Company in the Agreements will enable the Company and the Parent to carry on their respective businesses in a profitable and efficient manner and consequently this will be for the direct and indirect benefit of the Company;

                        (c) that the benefits to be derived by the Company from its participation in the Agreements are at least the fair equivalent of the obligations to be undertaken by the Company under the Agreements;

                        (d) that the Company is to enter into the Agreements in good faith, for its legitimate business purposes, for full commercial consideration and for its own commercial benefit commensurate with the risks it is taking thereunder and the conclusions as to commercial justification for the execution and delivery of the Agreements by the Company were reached by each director in good faith and for the benefit of the Company and are conclusions at which such director could reasonably arrive; and

                        (e) the issuing by the Company of the Direction will enable the Company to reduce the indebtedness which it owes to the Parent.

6. RESOLUTIONS          After careful consideration and review of the
                        Agreements, the Certificates, the Section 7(k)
                        Certificate, the Power of Attorney and the Direction, the meeting unanimously noted that it was in the best interests and to the corporate benefit of the Company to participate and to enter into the Agreements, the Power of Attorney, the Direction, to grant the Certificates and, if required, to grant the Section 7(k) Certificate.

                        The directors resolved that the Common Seal of the Company be affixed to the Power of Attorney where required and in accordance with the Articles of Association of the Company and the Companies Acts, 1963 to 2005 and that the affixing of the Common Seal be witnessed in accordance with the Articles of Association of the Company.

                        The directors further resolved as follows:

                        (a)  Each of the Agreements, the Certificates, the
                             Section 7(k) Certificate, the Power of Attorney and the Direction and the transactions contemplated thereby be and are hereby approved and that in accordance with, and pursuant to, the Power of Attorney any director of the Company is hereby authorised and empowered to execute each of the Agreements under his seal so as to have the same effect as if same were under the Common Seal of the Company, and to execute the Certificates, the
                             Section 7(k) Certificate and the Direction, respectively and agree such variations or amendments and modifications to the Agreements, the Certificates, the Section 7(k) Certificate and the Direction as he shall in his absolute discretion consider appropriate and that, with such amendments and modifications (if any), any director or directors of the Company be and are hereby empowered, directed, authorised and appointed for and on behalf of the Company to execute the Agreements, the Certificates, the Section 7(k) Certificate (if required) and the Direction; and

                        (b) that any director or directors of the Company be and are hereby empowered, directed, authorised and appointed on behalf of the Company to execute, date and deliver such other documents and to do such other acts as he or they consider necessary or desirous in connection with or arising out of the execution of the Agreements and/or the Certificates and/or the Section 7(k) Certificate and/or the Direction and the transactions contemplated thereby.

7. OTHER BUSINESS       There being no other business, the meeting then
                        concluded.

                                                 /s/ Kevin Donovan
                                                 ----------------------------
                                                 Chairman

                                   SCHEDULE 2B

                         ACCREDITED INVESTOR CERTIFICATE

The Purchaser certifies that it/he/she and any beneficial purchaser are each a resident of Canada or is otherwise subject to the Securities Legislation of Canada, and the Purchaser or the disclosed beneficial purchaser, as applicable, is an "accredited investor" as defined in National Instrument 45-106 - Prospectus and Registration Exemptions ("NI 45-106") and, as at the Closing, the Purchaser or the beneficial purchaser, as applicable, qualifies as one of more of the following and acknowledges that the Issuer is relying on this certificate in determining to sell securities to the undersigned. (Please insert a checkmark in the box beside each applicable paragraph)

       "accredited investor" means

      (a)   a Canadian financial institution, or a Schedule III bank;        |_|

      (b)   the Business  Development Bank of Canada  incorporated  under    |_|
            the Business Development Bank of Canada Act (Canada);

      (c)   a subsidiary of any person  referred to in paragraphs  (a) or    |_|
            (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

      (d)   a person  registered  under the  securities  legislation of a    |_|
            jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

      (e)   an  individual  registered or formerly  registered  under the    |_|
            securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

      (f)   the Government of Canada or a jurisdiction of Canada,  or any    |_|
            crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

      (g)   a  municipality,  public board or  commission in Canada and a    |_|
            metropolitan community, school board, the Comite de gestion de la taxe scolaire de l'ile de Montreal or an intermunicipal management board in Quebec;

      (h)   any national,  federal,  state,  provincial,  territorial  or    |_|
            municipal government of or in any foreign jurisdiction, or any agency of that government;

      (i)   a pension  fund that is regulated by either the Office of the    |_|
            Superintendent  of  Financial   Institutions  (Canada)  or  a
            pension commission or similar regulatory authority of a jurisdiction of Canada;

      (j)   an   individual   who,   either   alone  or  with  a  spouse,    |_|
            beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

      (k)   an individual whose net income before taxes exceeded $200,000    |_|
            in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

      (l)   an  individual  who,  either alone or with a spouse,  has net    |_|
            assets of at least $5,000,000;

      (m)   a person,  other than an individual or investment  fund, that    |X|
            has net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

      (n)   an investment  fund that  distributes or has  distributed its    |_|
            securities only to

            (i) a person that is or was an accredited investor at the
                time of the distribution,

            (ii) a person that acquires or acquired securities in the
                 circumstances referred to in section 2.10 of NI 45-106 (being that (I) the person purchases as principal, (II) the security has an acquisition cost to the purchaser of not less than $150,000 paid in cash at the time of the trade, and (III) the trade is in the security of a single issuer), and section 2.19 of NI 45-106 (being a trade by an investment fund in a security of its own issue to a security holder of the investment fund where
                 (I) the security holder initially acquired securities of the investment fund as principal for an acquisition cost of not less than $150,000 paid in cash at the time of the trade, (II) the subsequent trade is for a security of the same class or series as the initial trade, and
                 (III) the security holder, as at the date of the subsequent trade, holds securities of the investment fund that have an acquisition cost of not less than $150,000 or a net asset value of not less than $150,000); or

            (iii) a person described in paragraph (i) or (ii) that
                  acquires or acquired securities under section 2.18 of NI 45-106 [Investment fund reinvestment];

      (o)   an  investment  fund  that  distributes  or  has  distributed    |_|
            securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Quebec, the securities regulatory authority, has issued a receipt;

      (p)   a trust company or trust corporation registered or authorized    |_|
            to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

      (q)   a person acting on behalf of a fully managed  account managed    |_|
            by that person, if that person

            (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

            (ii) in Ontario, is purchasing a security that is not a
                 security of an investment fund;

      (r)   a registered  charity under the Income Tax Act (Canada) that,    |_|
            in  regard  to  the  trade,   has  obtained  advice  from  an
            eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

      (s)   an  entity  organized  in  a  foreign  jurisdiction  that  is    |_|
            analogous  to any of the entities  referred to in  paragraphs
            (a) to (d) or paragraph (i) in form and function;

      (t)   a person in respect of which all of the owners of  interests,    |_|
            direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

      (u)   an investment fund that is advised by a person  registered as    |_|
            an adviser or a person that is exempt from registration as an adviser; or

      (v)   a person that is recognized  or designated by the  securities    |_|
            regulatory authority or, except in Ontario and Quebec, the regulator as

            (i) an accredited investor, or

            (ii) an exempt purchaser in Alberta or British Columbia after
                 National Instrument 45-106 comes into force.

      The following definitions are included for convenience only; reference should be had to the applicable legislation:

      (a)   "director" means

            (i) a member of the board of directors of a company or an individual who performs similar functions for a company, and

            (ii) with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

      (b)   "eligibility adviser" means

            (i) a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

            (ii) in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

                 (a) have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons, and

                 (b) have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

      (c)   "entity"  means  a  company,   syndicate,   partnership,   trust  or
            unincorporated organization;

      (d)   "financial assets" means

            (i) cash,

            (ii) securities, or

            (iii) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

      (e) "fully managed account" means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

      (f) "investment fund" has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

      (g)   "person" includes

            (i) an individual,

            (ii) a corporation,

            (iii) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

            (iv) an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

      (h)   "related liabilities" means

            (i) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

            (ii) liabilities that are secured by financial assets;

      (i)   "spouse" means, an individual who,

            (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

            (ii) is living with another individual in a marriage-like
                 relationship, including a marriage-like relationship between individuals of the same gender, or

            (iii) in Alberta, is an individual referred to in paragraph (i) or
                  (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

      (j)   "subsidiary"  means  an  issuer  that  is  controlled   directly  or
            indirectly by another issuer and includes a subsidiary of that subsidiary.

      An issuer is an "affiliate" of another issuer if (i) one of them is the subsidiary of the other, or (ii) each of them is controlled by the same person.

      In National Instrument 45-106 a person (first person) is considered to "control" another person (second person) if

      (i) the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

      (ii) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or

      (iii) the second person is a limited partnership and the general partner of the limited partnership is the first person.

      The foregoing representation, warranty and certificate is true and accurate as of the date of this certificate and will be true and accurate as of Closing. If any such representation, warranty or certificate shall not be true and accurate prior to Closing, the undersigned shall give immediate written notice of such fact to the Issuer.

      Dated: 07 October 2005                     Signed: /s/ Eric Caspersen
             ---------------                            ------------------------

      /s/ James Piachaud                         KINGS ROAD INVESTMENTS LTD.
      ----------------------------------------   -------------------------------
      Witness (If Purchaser is an Individual)    Print the name of Purchaser

      James Piachaud                             Eric Caspersen
      ----------------------------------------   -------------------------------
      Print Name of Witness                      If Purchaser is a Corporation,
                                                 print name and title of
                                                 Authorized Signing Officer

                                  Schedule 3(a)
                                  Subsidiaries
                                  ------------


      Vasogen Inc.         Vasogen Ireland Limited         Vasogen, Corp.
-----------------------    -----------------------    -------------------------
Vasogen Ireland Limited             None                        None
(100%)
Vasogen, Corp. (100%)

                                  Schedule 3(d)
                                  No Conflicts
                                  ------------

      Vasogen Inc.          Vasogen Ireland Limited        Vasogen, Corp.
------------------------   -------------------------   ------------------------
No additional disclosure.  No additional disclosure.   No additional disclosure.

                                  Schedule 3(e)
                                    Consents
                                    --------

      Vasogen Inc.         Vasogen Ireland Limited         Vasogen, Corp.
-----------------------    -----------------------    -------------------------
         None                        None                       None

                                  Schedule 3(j)
                                   Rights Plan
                                   -----------


      Vasogen Inc.          Vasogen Ireland Limited        Vasogen, Corp.
------------------------   -------------------------   ------------------------
 Shareholder Rights Plan             None                        None
 Agreement, dated as of
November 22, 2000, by and
between Vasogen Inc. and
   CIBC Mellon Trust
        Company

                                  Schedule 3(l)
                           Absence of Certain Changes
                           --------------------------

   Absence of                             Vasogen Ireland
 Certain Changes       Vasogen Inc.           Limited             Vasogen, Corp.
------------------     ------------    -----------------------    --------------
       (i)                 None                 None                   None
       (ii)                None                 None                   None
       (iii)               None                 None                   None

                                  Schedule 3(r)
                                Capitalization**
                                ----------------
   Absence of                             Vasogen Ireland
 Certain Changes       Vasogen Inc.           Limited             Vasogen, Corp.
------------------     ------------    -----------------------    --------------
       (i)*                 No                  N/A                    N/A

       (ii)                None                 None                   None
       (i)                 None                 None                   None
       (ii)                None                 None                   None
       (iii)               None                 None                   None
       (iv)                None                 None                   None
       (v)                 None                 None                   None
       (vi)                None                 None                   None
       (vii)               None                 None                   None

--------------------

*     Only considered for the parent

**    Excludes any obligations undertaken under the transaction documents

                                  Schedule 3(s)
                        Indebtedness and Other Contracts
                        --------------------------------

   Indebtedness
    and Other                             Vasogen Ireland
    Contracts          Vasogen Inc.           Limited             Vasogen, Corp.
------------------     ------------    -----------------------    --------------
     (i) (A)               None            Intercompany            Intercompany
                                               Debt**                  Debt**
     (i)(B)                None                None                    None
     (i)(C)*               None                None                    None
     (i)(D)                None                None                    None
     (i)(E)                None                None                    None
     (i)(F)                None                None                    None
     (i)(G)                None                None                    None
     (i)(H)                None                None                    None
      (ii)                 None                None                    None
      (iii)                None                None                    None
      (iv)                 None                None                    None

-----------------------

*     Excludes obligations undertaken under the transaction documents

** For information only, it being understood that Intercompany debt does not constitute indebtedness

                                  Schedule 3(t)
                                   Litigation
                                   ----------

      Vasogen Inc.         Vasogen Ireland Limited         Vasogen, Corp.
-----------------------    -----------------------    -------------------------
          None                      None                        None

                                  Schedule 3(x)
                              Intellectual Property
                              ---------------------


      Vasogen Inc.         Vasogen Ireland Limited         Vasogen, Corp.
-----------------------   --------------------------   -------------------------
         None             001 Patent Cases                      None
                          (Apparatus for Oxygenating
                           Blood)  in Australia
                          (613333), Canada
                          (1291707), U.K. (2242367),
                          Ireland (61311), New
                          Zealand (223211), and
                          United States (4968483)

                          004-CA Canadian Industrial
                          Design Registration "Blood
                          Sample Treating Machine"

                          024 Patent Cases
                          (Treatment of IL-10
                          Deficiencies) in Canada
                          (2379088), U.K.
                          (202410.7), and United
                          States (10/030,418)

                          030-US Patent Case
                          (Transforming Growth
                          Factor Regulation)

                          077-PCT Patent Case (PG
                          Receptor)

                                  Schedule 3(z)
                                Subsidiary Rights
                                -----------------


      Vasogen Inc.          Vasogen Ireland Limited        Vasogen, Corp.
------------------------   -------------------------   ------------------------
No additional disclosure.  No additional disclosure.   No additional disclosure.

                                 Schedule 3(aa)
                                   Tax Status
                                   ----------


      Vasogen Inc.          Vasogen Ireland Limited        Vasogen, Corp.
------------------------   -------------------------   ------------------------
No additional disclosure.  No additional disclosure.   No additional disclosure.

                                   Exhibit 1b

                   Securities Purchase Agreement - Amatis Ltd.

         (exhibits and schedules attached to Kings Road Investments Ltd.
                      Security Purchase Agreement omitted)

                                 (see attached)

                         SECURITIES PURCHASE AGREEMENT

      SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of October 7, 2005, by and among Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland, with headquarters located at Shannon Airport House, Shannon, Co. Clare, Ireland (the "Company"), Vasogen Inc., a Canadian corporation, with headquarters located at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, Canada (the "Parent"), Vasogen, Corp., a Delaware corporation, with its registered address at 1201 North Market Street, P.O. Box 1347, Wilmington, County of Newcastle, Delaware 19801 ("Vasogen, Corp.") and the investor listed on the Buyer Schedule attached hereto (the "Buyer").

      WHEREAS:

      A. The Company, the Parent, Vasogen, Corp. and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

      B. The Company has authorized a new series of senior convertible notes of the Company, which notes shall be convertible into the Parent's common shares (the "Common Shares") in accordance with the terms of such notes.

      C. The Company, the Parent and Vasogen, Corp. plan to enter into one or more Other Purchase Agreements (as defined below) relating to the sale and purchase of securities on substantially identical terms as contained in this Agreement.

      D. The Buyer wishes to purchase, and (i) the Company wishes to sell, upon the terms and conditions stated in this Agreement, that aggregate principal amount of notes, in substantially the form attached hereto as Exhibit A (the "Notes"), set forth opposite the Buyer's name in column (3) on the Buyer Schedule (which amount when aggregated with all amounts of notes being purchased by other buyers (the "Other Buyers") pursuant to the Other Purchase Agreements (the "Other Notes" and together with the Notes, the "Aggregate Notes"), shall be $40,000,000) (as converted, amortized and/or redeemed for Common Shares pursuant to the terms of the Notes, collectively, the "Conversion Shares") and (ii) the Parent wishes to issue, upon the terms and conditions stated in this Agreement, warrants, in substantially the form attached hereto as Exhibit B (the "Initial Warrants," and together with the Accelerated Payment Option Warrants (as defined in the Notes), the "Warrants," and together with the warrants being purchased by the Other Buyers (the "Other Warrants"), the "Aggregate Warrants"), to acquire up to that number of additional shares of Common Shares set forth opposite the Buyer's name in column (4) of the Buyer Schedule (as exercised, the "Initial Warrant Shares," and together with the Common Shares issuable upon exercise of the Accelerated Payment Option Warrants, the "Warrant Shares").

      E. Contemporaneously with the execution and delivery of this Agreement, certain of the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (as amended or modified from time to time, the "Registration

Rights Agreement"), pursuant to which the Parent has agreed to provide certain registration rights with respect to the Conversion Shares and the Initial Warrant Shares under the 1933 Act and the rules and regulations promulgated thereunder.

      F. The Notes, the Conversion Shares, the Warrants, the Warrant Shares and the Guarantees (as defined in clause (G) below) collectively are referred to herein as the "Securities".

      G. The Notes will be (i) senior to all outstanding and future Indebtedness (as defined herein) of the Company, (ii) guaranteed by the Parent pursuant to a guarantee substantially in the form attached hereto as Exhibit D-1 (the "Parent Guaranty") and (iii) guaranteed by Vasogen, Corp. pursuant to a guarantee substantially in the form attached hereto as Exhibit D-2 (the "Subsidiary Guaranty," and together with the Parent Guaranty, the "Guarantees").

      NOW, THEREFORE, the Company, the Parent, Vasogen, Corp. and the Buyer hereby agree as follows:

      1. PURCHASE AND SALE OF NOTES AND WARRANTS.

         (a) Purchase of Notes and Warrants.

            (i) Subject to the satisfaction (or waiver by the party entitled to so waive) of the conditions set forth in Sections 6 and 7 below, on the Closing Date (as defined below), (A) the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company, one or more Notes with an aggregate principal amount as is set forth opposite the Buyer's name in column
(3) on the Buyer Schedule and (B) the Parent shall issue and sell to the Buyer one or more Initial Warrants to acquire up to that number of Warrant Shares as is set forth opposite the Buyer's name in column (4) on the Buyer Schedule (the "Closing").

            (ii) Purchase Price. The aggregate purchase price for the Buyer of the Notes and the Warrants to be purchased by the Buyer at the Closing (the "Purchase Price") shall be the amount set forth opposite the Buyer's name in column (5) of the Buyer Schedule. The purchase price for the Warrants shall be deemed to be $0.01 per Warrant.

         (b) Closing Date. The date and time of the Closing (the "Closing Date") shall be 8:00 a.m., New York Time, on the date hereof after notification of satisfaction (or waiver by the party entitled to so waive) of the conditions to the Closing set forth in Sections 6(a) and 7(a) below (or such later date as is mutually agreed to by the Company and the Buyer) at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

         (c) Form of Payment. On the Closing Date, the Buyer shall pay its Purchase Price to the Company or, at the written direction of the Company delivered to the Buyer at least one (1) Business Day prior to the Closing Date and substantially in the form attached hereto as Annex 1(c), to its designee for the Notes to be issued and sold to the Buyer at such Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions and the Parent shall issue the Initial Warrants to the Buyer. At the Closing, (A) the Company shall deliver to the Buyer the Notes (allocated in the principal amounts as the Buyer shall request) that the Buyer is then purchasing and (B) the Parent shall deliver to the Buyer the

Initial Warrants (allocated in the amounts as the Buyer shall request) that the Buyer is purchasing, in each case duly executed on behalf of the Company or the Parent, as applicable, and registered in the name of the Buyer or its designee.

      2. BUYER'S REPRESENTATIONS AND WARRANTIES.

         The Buyer represents and warrants that:

         (a) No Public Sale or Distribution. The Buyer is acquiring the Notes and the Warrants and upon conversion, amortization and/or redemption of the Notes and exercise of the Warrants will acquire the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the "Canadian Securities Laws"), as applicable; provided, however, that by making the representations herein, subject to compliance with Canadian Securities Laws, the Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and in accordance with Canadian Securities Laws. The Buyer is acquiring the Securities hereunder in the ordinary course of its business. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities, and the Buyer has not solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

         (b) Accredited Investor Status. The Buyer is an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D. The Buyer is also an "accredited investor" as that term is defined in the National Instrument 45-106, Prospectus and Registration Exemptions. The Buyer has executed the Accredited Investor Certificate attached hereto as
Schedule 2(b) as of the date hereof, and such certificate is true and correct as of the date hereof.

         (c) Reliance on Exemptions. The Buyer understands and acknowledges that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and Canadian Securities Laws applicable in Ontario and that the Company and the Parent are relying in part upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

         (d) Information. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and the Parent and materials relating to the offer and sale of the Securities that have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and the Parent. Neither such inquiries nor any other due diligence investigations conducted by the Buyer or its advisors, if any, or its representatives shall modify, amend or affect the Buyer's right to rely on the Company's and the Parent's representations and warranties contained herein. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

         (e) No Governmental Review. The Buyer understands that no United States or Canadian federal, state or provincial commission or agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such commissions or agencies passed upon or endorsed the merits of the offering of the Securities.

         (f) Transfer or Resale. The Buyer understands that, except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws or qualified under Canadian Securities Laws; (ii) the Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Notes, Conversion Shares, Warrants or Warrant Shares, such Notes, Conversion Shares, Warrants and Warrant Shares may be offered, sold or otherwise transferred only: (A) pursuant to an effective registration statement under the 1933 Act, subject to compliance with Canadian Securities Laws, (B) to the Company (in the case of the Notes) or the Parent (in the case of the Warrants, the Conversion Shares and the Warrant Shares); (C) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in compliance with local laws; or (D) within the United States (1) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (2) in a transaction that does not require registration under the 1933 Act or applicable state securities laws, and the seller has provided the Company and the Parent with reasonable assurance, prior to such offer, sale or transfer, that such Securities may be so offered, sold or transferred in a transaction that does not require registration under the 1933 Act or applicable state securities laws; and (iii) any sale or transfer of the Securities to a purchaser or transferee whose address is in Canada or who is a resident of Canada is prohibited unless it is made in compliance with applicable Canadian Securities Laws.

         (g) Legends. The Buyer understands that the certificates or other instruments representing the Notes and Warrants and, until such time as the resale of the Conversion Shares and the Warrant Shares have been registered under the 1933 Act, and subject to Section 9(s), the stock certificates representing the Conversion Shares and the Warrant Shares, except as set forth below, shall bear any legend as required by the "Blue Sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

                   [NEITHER   THE  ISSUANCE  AND  SALE  OF  THE
                   SECURITIES  REPRESENTED BY THIS  CERTIFICATE
                   NOR  THE   SECURITIES   INTO   WHICH   THESE
                   SECURITIES ARE  [CONVERTIBLE]

                   [EXERCISABLE]   HAVE  BEEN][THE   SECURITIES
                   REPRESENTED  BY THIS  CERTIFICATE  HAVE  NOT
                   BEEN] REGISTERED UNDER THE SECURITIES ACT OF
                   1933,  AS  AMENDED,   OR  APPLICABLE   STATE
                   SECURITIES  LAWS.  THE  HOLDER  HEREOF,   BY
                   PURCHASING SUCH  SECURITIES,  AGREES FOR THE
                   BENEFIT OF THE COMPANY THAT SUCH  SECURITIES
                   MAY   BE   OFFERED,    SOLD   OR   OTHERWISE
                   TRANSFERRED   ONLY   (A)   PURSUANT   TO  AN
                   EFFECTIVE  REGISTRATION  STATEMENT UNDER THE
                   1933 ACT;  (B) TO THE  COMPANY,  (C) OUTSIDE
                   THE UNITED  STATES IN  ACCORDANCE  WITH RULE
                   904 OF  REGULATION  S UNDER THE 1933 ACT AND
                   IN COMPLIANCE WITH APPLICABLE  LOCAL LAWS OR
                   (D)  WITHIN   THE   UNITED   STATES  (1)  IN
                   ACCORDANCE    WITH   THE   EXEMPTION    FROM
                   REGISTRATION  UNDER THE 1933 ACT PROVIDED BY
                   RULE  144  OR  RULE  144A   THEREUNDER,   IF
                   AVAILABLE,   AND  IN  COMPLIANCE   WITH  ANY
                   APPLICABLE STATE SECURITIES LAWS OR (2) IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE  STATE  SECURITIES  LAWS, AND THE
                   HOLDER HAS PROVIDED  THE  COMPANY,  PRIOR TO
                   SUCH   OFFER,   SALE   OR   TRANSFER,   WITH
                   REASONABLE  ASSURANCE  THAT SUCH  SECURITIES
                   MAY BE SO OFFERED,  SOLD OR TRANSFERRED IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE     STATE     SECURITIES    LAWS.
                   NOTWITHSTANDING    THE    FOREGOING,     THE
                   SECURITIES MAY BE PLEDGED IN CONNECTION WITH
                   A BONA FIDE MARGIN  ACCOUNT OR OTHER LOAN OR
                   FINANCING   ARRANGEMENT   SECURED   BY   THE
                   SECURITIES.

Subject to Section 9(s), the legend set forth above shall be removed and the Company or the Parent, as applicable, shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with reasonable assurance that the sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, (iii) if the Company or the Parent is a "foreign issuer," within the meaning of Regulation S under the 1933 Act and the Securities are being sold pursuant to Rule 904 of Regulation S, such legend may be removed by providing a declaration to the Company or the Parent, as applicable, that such shares may be sold pursuant to Rule 904 of Regulation S or (iv) such holder provides the Company or the Parent, as applicable, with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

         (h) Canadian Legends. The Buyer understands that the certificates or other instruments representing Warrants and, if the Notes are converted or the Warrants are exercised prior to February 8, 2006, the share certificates representing the Conversion Shares and the Warrant Shares, shall bear a legend set forth below:

                   "UNLESS PERMITTED UNDER CANADIAN  SECURITIES
                   LEGISLATION,  THE HOLDER OF THESE SECURITIES
                   SHALL  NOT TRADE  THE  SECURITIES  IN CANADA
                   BEFORE FEBRUARY 8, 2006."

The legend set forth above shall be removed and the Parent shall issue a certificate without such legend to the holder of the Securities upon which it is stamped at anytime on or after February 8, 2006, if such Securities are qualified for distribution by prospectus under applicable Canadian Securities Laws or if in connection with a proposed trade the holder provides the Parent with reasonable assurance that the Securities are no longer subject to a hold period under such laws.

         (i) Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of the Buyer and shall constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

         (j) No Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the Registration Rights Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Buyer is a party or by which it is bound, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations hereunder.

         (k) Residency. The Buyer is a resident of that jurisdiction specified below its address on the Buyer Schedule.

         (l) Certain Trading Activities. Neither the Buyer nor any of its affiliates has directly or indirectly, and no Person acting on behalf of the Buyer or its affiliates has directly or indirectly, engaged in any transactions in the securities of the Parent or the Company (including, without limitation, any Short Sales involving the Parent's securities) since the time that the Buyer was first contacted by the Parent, a placement agent or any other Person with respect to the transactions contemplated hereby. "Short Sales" include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers. The Buyer covenants that neither it, nor any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction

Documents, nor any Person acting on behalf of the Buyer or any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents will engage in any transactions in the securities of the Parent or the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

         (m) No Irish Public Offering. The Buyer has not offered or sold, and it will not offer or sell, any Notes in Ireland in circumstances which would constitute an offer to the public within the meaning of Irish Prospectus Law (as defined below) or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes.

      3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE PARENT.

         Each of the Company, the Parent and Vasogen, Corp. jointly and severally represents and warrants to the Buyer as of the date hereof as follows:

         (a) Organization and Qualification. The Parent is up to date in all filings under the Canada Business Corporations Act (the "CBCA"). The Parent and the Parent's "Subsidiaries" (which for purposes of this Agreement means the Company, Vasogen, Corp. and any entity in which the Parent, directly or indirectly, owns 50% or more of the outstanding capital stock or holds an equity or similar interest representing 50% or more of the outstanding equity or similar interest of such entity) are entities duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which they are formed. The Parent and its Subsidiaries have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Parent and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing (if applicable) in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. Vasogen, Corp. is not qualified as a foreign entity to do business in any state and there is no jurisdiction in which Vasogen, Corp., by virtue of its ownership of property or the nature of the business conducted by it, makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Parent, the Company or Vasogen, Corp. to perform its obligations under the Transaction Documents (as defined below). None of the Parent, the Company or Vasogen, Corp. holds any equity or similar interest in any entity except as set forth on Schedule 3(a).

         (b) Authorization; Enforcement; Validity. Each of the Parent and its Subsidiaries has the requisite power and authority, to the extent it is a party thereto or bound thereby, to enter into and perform its obligations under this Agreement, the Notes, the

Guarantees, the Registration Rights Agreement, the Treasury Instructions (as defined in Section 5(b)), the Warrants and each of the other agreements entered into by the applicable parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and to issue their respective Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes, the Warrants and the Guarantees, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the board of directors (or similar governing body) of the Parent, the Company and Vasogen, Corp., as applicable, and, other than (i) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) the filing of a Form D with respect to the Notes, the Warrants and the Guarantees, as required under Regulation D and (iii) such filings required under applicable securities or "Blue Sky" laws of the states of the United States and applicable Canadian Securities Laws and applicable requirements of the TSX (all of the foregoing, the "Required Approvals"), no further filing, consent, or authorization is required by the Company, the Parent, Vasogen, Corp. or any of their boards of directors and/or shareholders. This Agreement and the other Transaction Documents to which they are a party have been duly executed and delivered by the Parent, the Company and Vasogen, Corp., as applicable, and constitute the legal, valid and binding obligations of the Parent, the Company and Vasogen, Corp., as applicable, enforceable against the Parent, the Company and Vasogen, Corp., as applicable, in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and to the extent that rights to indemnity may be limited by applicable law, including the indemnification and contribution provisions of the Registration Rights Agreement.

         (c) Issuance of Securities. The Notes, the Warrants and the Guarantees are free from all taxes (other than a stamp duty charge of 0.15 Euro on the issuance of each of the Notes, that will be paid by the Company), liens and charges with respect to the issue thereof. As of the Closing, a number of shares of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds the maximum number of Common Shares: (i) issuable upon conversion, amortization and/or redemption for Common Shares of the Notes and
(ii) issuable upon exercise of the Warrants. Upon issuance or conversion, amortization and/or redemption in accordance with the terms of the Notes or exercise in accordance with the terms of the Warrants, as the case may be, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Parent, the Company and Vasogen, Corp. of the Securities is exempt from registration under the 1933 Act and from the prospectus and registration requirements of applicable Canadian Securities Laws. The Company has not offered or sold, and it will not offer, sell or transfer the Notes in violation of Irish Securities Laws or in circumstances that would constitute an offer to the public within the meaning of Irish Prospectus Law or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes and nothing herein contained shall be construed as constituting an offer of Notes to the public within the meaning of Irish Prospectus Law or an "invitation to the public" (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes. As used herein, "Irish Prospectus Law" has the meaning set out in the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 and "Irish Securities Laws" means Irish Prospectus Law, the Irish
Companies Acts, 1963 to 2005, the Central Bank Acts, 1942-1999, the Investment Intermediaries Act, 1995 (as amended) and any regulations made thereunder (as each of these may be amended or supplemented from time to time).

         (d) No Conflicts. Except as set forth on Schedule 3(d), the execution, delivery and performance of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes, the Warrants and the Guarantees and reservation for issuance and issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of the Articles of Incorporation, any capital stock of the Parent or any of its Subsidiaries, the Bylaws or any of the organizational documents of the Parent or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Parent or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws or Canadian Securities Laws and regulations and the rules and regulations (A) of the Toronto Stock Exchange (the "TSX") and (B) either of Nasdaq National Market ("Nasdaq") or The Nasdaq Small Cap Market ((A) and (B) collectively, the "Principal Markets" and each individually, a "Principal Market")) applicable to the Parent or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

         (e) Consents. Except as set forth on Schedule 3(e), none of the Parent nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations (none of which is required to be filed or obtained before the Closing): (i) the filing by the Parent of a listing application and a notice for acceptance of a private placement for the Conversion Shares and Warrant Shares with the Principal Markets, which shall be done pursuant to the rules of the Principal Markets, (ii) as may be required under the 1933 Act, the "Blue Sky" laws of various states or the rules and regulations thereunder in connection with the transactions contemplated by the Registration Rights Agreement and (iii) any notices or filings required to be given or made with TSX and Nasdaq, which have been or will be given or made on a timely basis by the Parent. The Parent and its Subsidiaries are unaware of any facts or circumstances that might prevent the Parent from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Parent is not in violation of the listing requirements of either of the

Principal Markets and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.

         (f) Acknowledgment Regarding Buyer's Purchase of Securities. Each of the Parent, the Company and Vasogen, Corp. acknowledges and agrees that the Buyer is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Buyer is not (i) an officer or director of the Parent or the Company, (ii) to the knowledge of each of the Parent and its Subsidiaries, an "affiliate" of the Parent or any of its Subsidiaries (as defined in Rule 144 under the 1933 Act) or (iii) to the knowledge of each of the Parent and its Subsidiaries, a "beneficial owner" of more than 10% of the shares of Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). Each of the Parent, the Company and Vasogen, Corp. further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Parent or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Buyer's purchase of the Securities. Each of the Parent, the Company and Vasogen, Corp. further represents to the Buyer that the Parent's, the Company's and Vasogen, Corp.'s decision to enter into the Transaction Documents has been based solely on the independent evaluation by each of them and their representatives.

         (g) No General Solicitation; Placement Agent's Fees. Neither the Parent nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (including any within the meaning of Regulation D) in connection with the offer or sale of the Securities in the United States or elsewhere or to any United States citizen or resident. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by the Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged SG Cowen & Co., LLC as placement agent (the "Agent") and any co-agents that the Agent may engage pursuant to the Engagement Letter dated as of June 24, 2005 by and between the Agent and the Parent in connection with the sale of the Securities. Other than the Agent, and the co-agents referred to above, if applicable, neither the Parent nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities.

         (h) No Integrated Offering. None of the Parent, its Subsidiaries, any of their affiliates or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Parent or any of its Subsidiaries for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Parent are listed or designated. None of the Parent, its Subsidiaries, their affiliates or any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

         (i) Dilutive Effect. The Parent understands and acknowledges that the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Parent further acknowledges that its obligation to issue Conversion Shares upon conversion, amortization and/or redemption of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with the terms of the Transaction Documents and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Parent.

         (j) Application of Takeover Protections; Rights Agreement. The Parent and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent's Articles of Incorporation which is or could become applicable to the Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Parent's or any of its Subsidiaries' issuance of the Securities and the Buyer's ownership of the Securities. Except as set forth on Schedule 3(j), the Parent has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company.

         (k) SEC-CSA Documents; Financial Statements. During the two (2) years prior to the date hereof, the Parent has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the Canadian Securities Administrators (the "CSA") pursuant to the reporting requirements of the 1934 Act and the Canadian Securities Laws (all of the foregoing filed during the two-year period prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC-CSA Documents"). The Parent has delivered to the Buyer or their respective representatives true, correct and complete copies of the SEC-CSA Documents not available on the EDGAR and SEDAR systems, if any. As of their respective dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Canadian Securities Laws and the rules and regulations of the SEC and the CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC or the CSA as applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Parent included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the CSA with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

         (l) Absence of Certain Changes. Since November 30, 2004, there has been no undisclosed material adverse change and no undisclosed material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole. Except as disclosed in Schedule 3(l), since November 30, 2004, neither the Parent nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $500,000 outside of the ordinary course of business or
(iii) had capital expenditures outside of the ordinary course of business, individually or in the aggregate, in excess of $500,000. Neither the Parent nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Parent, the Company or Vasogen, Corp. have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. Except as disclosed in Schedule 3(l), the Parent, individually, and the Parent and its respective Subsidiaries, taken as a whole, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means, with respect to any Person (as defined in Section 3(s)), (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted or (v) such Person is "unable to pay its debts" (as such term is defined in Section 214 of the Irish Companies Act, 1963 (as amended by Section 2(3) of the Companies (Amendment) Act, 1990)).

         (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to occur with respect to the Parent or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Parent under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Parent of its Common Shares on the date hereof and which has not been publicly announced.

         (n) Conduct of Business; Regulatory Permits. Neither the Parent nor its Subsidiaries is in violation of any term of or in default under its Articles of Incorporation or Bylaws or their organizational charter or certificate of incorporation or Bylaws, respectively. Neither the Parent nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Parent or its Subsidiaries, except for which an acceptance or consent has been obtained, and neither the Parent nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations that would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Parent is not in violation of any of the rules, regulations or requirements of either of the Principal Markets and has no knowledge of any facts or circumstances that would reasonably be expected to lead to delisting or suspension of the Common Shares by either of the Principal Markets in the foreseeable future. Since December 17, 2003, (i) the Common Shares have been designated for quotation on the Principal Markets, (ii) trading in the Common Shares has not been suspended by the SEC, the CSA or either of the Principal Markets and (iii) the Parent has received no communication, written or oral, from the SEC, the CSA or either of the Principal Markets regarding the suspension or delisting of the Common Shares from the Principal Markets. The Parent and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Parent nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. The Parent is a reporting issuer not in default of any requirements under the applicable Canadian Securities Laws and eligible to use the Short Form Prospectus System, established under National Instrument 44-101 of the CSA (the "POP System").

         (o) Foreign Corrupt Practices. Neither the Parent, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Parent or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Parent or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

         (p) Sarbanes-Oxley Act. The Parent is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

         (q) Transactions With Affiliates. Except as set forth in the SEC-CSA Documents filed at least ten days prior to the date hereof and other than the grant of stock options disclosed on Schedule 3(r), none of the officers, directors or employees of the Parent or any of its Subsidiaries is presently a party to any transaction with the Parent or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Parent or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

         (r) Equity Capitalization. As of the date hereof, the authorized share capital of the Parent consists of unlimited Common Shares, of which as of the date hereof, 81,481,250

Common Shares are issued and outstanding, 3,997,631 Common Shares are issuable upon the exercise of options outstanding granted under the Parent's stock option plans, 985,237 Common Shares are issuable upon the exercise of warrants (other than the Aggregate Warrants) outstanding, 72,856 Common Shares are issuable upon the exercise of deferred share units outstanding granted under the Parent's directors' deferred share unit and stock plan, 2,843,925 Common Shares are reserved for issuance under the Parent's stock option plans, 177,144 Common Shares are reserved for issuance under the Parent's directors' deferred share unit and no Common Shares are reserved for issuance pursuant to securities (other than the Aggregate Notes and the Aggregate Warrants) exercisable or exchangeable for, or convertible into, Common Shares. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r): (i) none of the Parent's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Parent and (ii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities. Except as set forth in the SEC-CSA Documents or as disclosed in Schedule 3(r), and other than the Aggregate Notes and the Aggregate Warrants: (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any kind whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to issue additional share capital of the Parent or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries; (ii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined in Section 3(s)) of the Parent or any of its Subsidiaries or by which the Parent or any of its Subsidiaries is or may become bound; (iii) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Parent or any of its Subsidiaries; (iv) there are no agreements or arrangements under which the Parent or any of its Subsidiaries is obligated to register or qualify the sale of any of their securities under the 1933 Act or under any applicable Canadian Securities Laws; (v) there are no outstanding securities or instruments of the Parent or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to redeem a security of the Parent or any of its Subsidiaries; (vi) the Parent does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (vii) the Parent and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC-CSA Documents but not so disclosed in the SEC-CSA Documents, other than those incurred in the ordinary course of the Parent's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or could not reasonably be expected to have a Material Adverse Effect. The Parent has made available to the Buyer true, correct and complete copies of the Parent's and its Subsidiaries' Articles of Incorporation or other organizational documents, as amended and as in effect on the date hereof (the "Articles of Incorporation"), and the Parent's and its Subsidiaries' bylaws, as amended and as in effect on the date hereof (the "Bylaws"), and the terms of all securities convertible into, or exercisable or exchangeable for, shares of Common Shares and the material rights of the holders thereof in respect thereto.

         (s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Parent nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Parent's officers, has or is expected to have a Material Adverse Effect. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; references to Indebtedness of the Parent or the Company shall mean Indebtedness on a consolidated basis; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

         (t) Absence of Litigation. Except as set forth in Schedule 3(t), there is no action, suit, proceeding, inquiry or investigation before or by either of the Principal Markets, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Parent or any of its Subsidiaries, threatened against or affecting the Parent or any of its Subsidiaries, the Common Shares or any of the Parent's or its Subsidiaries' officers or directors in their capacity as such which, individually or in the aggregate, if determined adversely to the Parent or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect.

         (u) Insurance. The Parent and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Parent believes to be prudent and customary in the businesses in which the Parent and its Subsidiaries are engaged. Neither the Parent nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to insure its business at a cost that would not have a Material Adverse Effect.

         (v)  Employee  Relations.  (i)  Neither  the  Parent  nor  any  of  its
Subsidiaries is a party to any collective bargaining agreement or union contract. The Parent and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Parent or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Parent or any such Subsidiary that such officer intends to leave the Parent or any such Subsidiary or otherwise terminate such officer's employment with the Parent or any such Subsidiary. To the knowledge of the Parent and its Subsidiaries, no executive officer of the Parent or any of its Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Parent or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

            (ii) The Parent and its Subsidiaries are in compliance with all United States and Canadian federal, state, provincial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

         (w) Title. The Parent and its Subsidiaries have good and marketable title to all real property and good and valid title to all personal property owned by them which is material to the business of the Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Parent and any of its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect. Any real property and facilities held under lease by the Parent or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as do not interfere with the use made and proposed to be made of such property and buildings by the Parent and its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect.

         (x) Intellectual Property Rights. The Parent and its Subsidiaries own or have licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, formulas, trade secrets, licenses, approvals, governmental authorizations and other intellectual property rights necessary to conduct their respective businesses as now conducted ("Intellectual

Property Rights"). Except as set forth in Schedule 3(x), none of the Parent's or its Subsidiaries' Intellectual Property Rights have expired, terminated or have been abandoned, or are expected to expire, terminate or be abandoned, within three years from the date of this Agreement. Neither the Parent nor any of its Subsidiaries has any knowledge of any infringement by the Parent or any of its Subsidiaries of Intellectual Property Rights of others, which infringement could reasonably be expected to have a Material Adverse Effect. There is no claim, action or proceeding being made or brought, or to the knowledge of the Parent or its Subsidiaries, being threatened against the Parent or any of its Subsidiaries regarding any of their Intellectual Property Rights. Neither the Parent nor the Company is aware of any facts or circumstances which might reasonably be expected to give rise to any of the foregoing infringements or claims, actions or proceedings. The Parent and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except for public disclosure in the U.S. Patent and Trademark Office (and foreign equivalents).

         (y) Environmental Laws. The Parent and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all United States, Irish and Canadian federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

         (z) Subsidiary Rights. Except as set forth in Schedule 3(z), the Parent or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Parent or such Subsidiary.

         (aa) Tax Status. Except as set forth in Schedule 3(aa), the Parent and each of its Subsidiaries (i) has made or filed all material foreign, United States and Canadian federal, state and provincial income and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and none of the officers of the Parent nor the officers of its Subsidiaries know of any reasonable basis for any such claim.

         (bb) Internal Accounting and Disclosure Controls. The Parent and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Parent maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Parent's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

         (cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Parent and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Parent in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

         (dd) Ranking of Notes. No Indebtedness of the Company is senior to the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of the Parent is senior to the Parent Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of Vasogen, Corp. is senior to the Subsidiary Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

         (ee) Shares Freely Tradeable. The Conversion Shares and the Initial Warrant Shares will be freely tradeable under applicable Canadian laws on the TSX from and after February 8, 2006, other than restrictions applicable in the context of a "control distribution" as defined for the purposes of Canadian Securities Laws.

         (ff) Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to the Buyer hereunder will be, or will have been, fully paid or provided for by the Company and/or the Parent (as the case may be), and all laws imposing such taxes will be or will have been complied with.

         (gg) Manipulation of Price. Neither the Parent nor the Company has, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Parent to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Parent.

         (hh) Canadian Prospectus. The Parent (i) is qualified pursuant to National Instrument 44-102, Alternative Forms of Prospectus ("NI44-102"), to file a base shelf prospectus, and (ii) is entitled to include in such a prospectus all of the Registrable Securities (as defined in the Registration Rights Agreement).

         (ii) Disclosure. Each of the Parent, the Company and Vasogen, Corp. confirms that neither it nor any other Person acting on its behalf has provided the Buyer or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. Each of the Parent, the Company and Vasogen, Corp. understands and confirms that the Buyer will rely on the foregoing representations in effecting transactions in the Securities. All disclosure provided to the Buyer regarding the Parent and its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Parent or its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Parent or its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Parent or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Parent but which has not been so publicly announced or disclosed.

         (jj) Vasogen, Corp. Vasogen, Corp. is not a party to any contract or agreement material to the Parent and Vasogen, Corp., taken as a whole or material to the Parent and its Subsidiaries, taken as a whole.

      4. COVENANTS.

         (a) Reasonable Best Efforts. Each party shall use its reasonable best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

         (b) Form D and Blue Sky. The Company and the Parent each agree to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to the Buyer promptly after such filing. The Company and the Parent each shall, on or before the Closing Date, take such action as such party shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyer at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyer on or prior to the Closing Date. Each of the Company and the Parent shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States and the applicable Canadian Securities Laws and applicable requirements of the TSX following each such Closing Date.

         (c) Reporting Status. Until the date on which the Buyer shall have sold at least 90% of the Conversion Shares and Warrant Shares and none of the Notes or Warrants is outstanding (the "Reporting Period"), the Parent shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act and the CSA under applicable Canadian Securities Laws, and the Parent shall continue to timely file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise no longer require such filings and will remain in good standing under Canadian Securities Law and eligible to use the POP System. The Buyer shall promptly notify the Parent of the occurrence of the events causing the cessation of the Parent's obligations hereunder.

         (d) Use of Proceeds. The Company will use the proceeds from the sale of the Notes and Initial Warrants for the repayment of intercompany debt to Parent previously incurred for purposes of research and development activities and for future research and development activities by the Company and/or the Parent as well as for general corporate purposes. The Company will not use the proceeds from the sale of the Notes and Initial Warrants for the (i) repayment of any other outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) redemption or repurchase of any of its equity securities.

         (e) Financial Information. The Parent agrees to send the following to the Buyer during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 40-F or Form 20-F, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act and (ii) copies of any notices and other information made available or given to the shareholders of the Parent generally, contemporaneously with the making available or giving thereof to the shareholders. As used herein "Business Day" means any day other than a Saturday, Sunday, or other day on which commercial banks in New York City are authorized or required by law to remain closed.

         (f) Listing. The Parent shall promptly secure the listing of all of the Conversion Shares and Initial Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Conversion Shares and Warrant Shares from time to time issuable under the terms of the Notes and the Warrants. The Parent shall maintain the Common Shares' listing or authorization for quotation on each of the Principal Markets. Neither the Parent nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on either of the Principal Markets; provided, however, that the Parent makes no covenant regarding the trading price of the Common Shares. The Parent shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

         (g) Fees. Subject to Section 8 below, at the Closing, the Company shall pay an expense allowance to Kings Road Investments Ltd. (a Buyer) or its designee(s) (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement) to cover expenses reasonably incurred by Kings Road Investments Ltd. or any professionals engaged by Kings Road Investments Ltd. in relation to due diligence and investment documentation, in an amount not to exceed $70,000 (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement), which amount shall be withheld by Kings Road Investments Ltd. from its Purchase Price at the Closing in satisfaction of the Company's payment obligation. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by the Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Agent. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyer.

         (h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by a Holder (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and neither the Buyer nor its successor or assign thereof effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Buyer.

         (i) Disclosure of Transactions and Other Material Information. On the first Business Day following the date of this Agreement, the Parent shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (but excluding all schedules to this Agreement, assuming no material non-public information is contained in such schedules), the form of each of the Notes, the Warrants, the Registration Rights Agreement and the Guarantees) as exhibits to such filing (including all attachments, the "6-K Filing") and a material change report on Form 51-102F3 in accordance with National Instrument 51-102 of the CSA with respect thereto (the "Material Change Report"). Upon the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA, the Buyer shall not be in possession of any material, nonpublic information received from the Parent or any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing and the Material Change Report. The Parent shall not, and shall cause each of its Subsidiaries and each of their respective officers, directors, employees and agents, not to, provide the Buyer with any material, nonpublic information regarding the Parent or any of its Subsidiaries from and after the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA without the express written consent of the Buyer. If, after the deadline for the 6-K Filing set forth above, the Buyer has, or reasonably believes it has, received any such material, nonpublic information regarding the Parent or any of its Subsidiaries, it shall provide the Parent with written notice thereof. The Parent shall, within five (5) Trading Days of receipt of such notice except pursuant to Allowable

Grace Periods under the Registration Rights Agreement, make public disclosure of such material, nonpublic information. In the event of a breach of the foregoing covenant by the Parent, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, the Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. The Buyer shall not have any liability to the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure. Subject to the foregoing, neither the Parent nor the Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, that the Parent shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith or (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Buyer shall be consulted by the Parent in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the Buyer, which shall be deemed to have been received in respect of the filing of the Transaction Documents with the 6-K Filing and the filing of the Material Change Report, neither the Parent nor any of its Subsidiaries shall disclose the name of the Buyer in any filing, announcement, release or otherwise other than in a prospectus for the resale of the Conversion Shares, to which consent is deemed given hereby or as otherwise required by law to specifically name the Buyer.

         (j) Restriction on Redemption and Cash Dividends. So long as any Notes are outstanding, neither the Company nor the Parent shall, directly or indirectly, redeem, repurchase, or otherwise acquire for value or declare or pay any dividend or distribution on, the Common Shares without the prior express written consent of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes. Notwithstanding the foregoing, nothing herein shall prevent the Company or the Parent from satisfying its obligations under the Aggregate Notes and the Aggregate Warrants.

         (k) Additional Notes; Variable Securities; Dilutive Issuances. So long as the Buyer or any Other Buyer beneficially owns any Notes or Other Notes, as applicable, the Company shall not issue any Notes or Other Notes other than to the Buyers as contemplated by this Agreement or the Other Purchase Agreements, as applicable, and neither the Company nor the Parent shall issue any other securities that would cause a breach or default under the Notes or Other Notes, as applicable, while such Notes or Other Notes are outstanding. Until the earlier of three (3) years from the Closing and the date the Buyer or any Other Buyer no longer beneficially own any Securities, neither the Company nor the Parent shall, in any manner, issue or sell any rights, warrants or options (other than the Aggregate Notes and Aggregate Warrants) (i) to subscribe for or purchase Common Shares or (ii) which are directly or indirectly convertible into or exchangeable or exercisable for Common Shares, in each of cases (i) and (ii), at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price. Until the Effectiveness Date (as defined in the Registration Rights Agreement), neither the Company nor the Parent shall, in any manner, enter into or effect any Dilutive Issuance (as defined in the

Notes).

         (l) Corporate Existence. So long as the Buyer beneficially owns any Notes or Warrants, neither the Company nor the Parent shall be party to any Fundamental Transaction (as defined in the Notes) unless the Company and the Parent, as applicable, is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

         (m) Reservation of Shares. The Parent shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, after the Closing Date, the maximum number of shares of Common Shares issuable upon conversion, amortization and/or redemption of all of the Notes and shares of Common Shares issuable upon exercise of the Warrants.

         (n) Conduct of Business. The business of the Company, the Parent and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

         (o) Additional Issuances of Securities.

            (i) For purposes of this Section 4(o), the following definitions shall apply.

                (1)  "Convertible  Securities"  means  any  stock or  securities
        (other than the Aggregate Notes, Aggregate Warrants or Options) convertible into or exercisable or exchangeable for shares of Common Shares.

                (2) "Options" means any rights, warrants (other than the Aggregate Warrants) or options to subscribe for or purchase shares of Common Shares or Convertible Securities.

                (3) "Common Share Equivalents" means, collectively, Options and Convertible Securities.

            (ii) As long as 15% of the original principal amount of the Notes issued at the Closing are outstanding, from the Closing Date until the eighteen month anniversary of the Closing Date, the Parent will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Common Shares or Common Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement") unless the Parent shall have first complied with this Section 4(o)(ii).

                (1) The Parent shall deliver to the Buyer by facsimile a written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange

        (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement within one Business Day of the determination of the terms of such Subsequent Placement, which Offer Notice shall (x) identify and describe the Offered Securities, (y) describe the price range and other terms upon which they are expected to be issued, sold or exchanged, and the number or amount of the Offered Securities expected to be issued, sold or exchanged and (z) offer to issue and sell to or exchange with the Buyer (which offer being non-transferable to any successor to or transferee of the Buyer) a pro rata portion of 35% of the Offered Securities allocated among the Buyer and the Other Buyers (collectively, the "Buyers") including (a) those based on such Person's pro rata portion of the aggregate principal amount of Notes purchased hereunder and pursuant to the Other Purchase Agreements (the "Basic Amount"), and (b) if the Buyer elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of Other Buyers as the Buyer shall indicate it will purchase or acquire should the Other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount").

                (2) To accept an Offer, in whole or in part, the Buyer must deliver a written notice to the Company prior to the end of the first
        (1st) full Business Day after the Buyer's receipt of the Offer Notice (for purposes of this Section 4(o)(ii)(2), notwithstanding the provisions of Section 9(f), receipt of the Offer Notice shall not be deemed to have occurred until the Buyer shall have physically received such Offer Notice (the "Offer Period"), setting forth the portion of the Buyer's Basic Amount that the Buyer elects to purchase and, if the Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that the Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be deemed to have elected to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Parent to the extent it deems reasonably necessary.

                (3) The Parent shall have twenty (20) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "Refused Securities"), but only upon terms and conditions (including, without limitation, unit prices and interest rates within the range specified in the Offer) that are not more favorable to the acquiring person or persons or less favorable to the Parent than those set forth in the Offer Notice.

                (4) In the event the Parent shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in

        Section 4(o)(ii)(3) above), then each Buyer may, at its sole option and in its sole discretion, subject to the following sentence, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(o)(ii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Parent actually proposes to issue, sell or exchange (including Offered
        Securities to be issued or sold to Buyers pursuant to Section 4(o)(ii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that the Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Parent may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(o)(ii)(1) above. Provided that the Buyer has been advised by the Parent electronically or by telephone (with verbal confirmation of receipt) by 5:00pm New York Time, the Buyer must make its election to reduce referred to above no later than 8:00am New York Time the following Business Day.

                (5) Upon the closing of the issuance, sale or exchange of all or less than all of the Offered Securities, the Buyers shall acquire from the Parent, and the Parent shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(o)(ii)(4) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to (i) the preparation, execution and delivery by the Parent and the Buyers of a purchase agreement relating to such Offered Securities substantially in the form negotiated with the purchasers of the Offered Securities other than the Buyers but reasonably satisfactory in form and substance to the Buyers and their respective counsel, (ii) the Buyers' satisfaction, in their sole discretion, with both (I) the final price and (II) the substantive final terms and/or conditions that differ from those contained in the Offer Notice, and (iii) the Buyers' reasonable satisfaction with the identity of the other persons or entities to which the Offered Securities will be sold.

                (6) Any Offered Securities not acquired by the Buyers or other Persons in accordance with this Section 4(o)(ii) may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

            (iii) The restrictions contained in subsection (ii) of this Section 4(o) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes or securities issued in connection with (A) any public offering or (B) any offering of securities convertible into Common Shares pursuant to Rule 144A under the 1933 Act).

         (p) Holding Period. For the purposes of Rule 144 and applicable Canadian Securities Laws, the Company acknowledges that the holding period of the Conversion Shares may be tacked onto the holding period of the Notes and the Parent and the Company agree not to take a position contrary to this Section 4(p).

         (q) Letter of Credit.

            (i) On or prior to the Closing Date, the Company shall obtain an irrevocable letter of credit (the "Letter of Credit"), in the amount of $10,000,000 issued in favor of Kings Road Investments Ltd. (the "LC Agent") by a bank acceptable to such LC Agent (the "Letter of Credit Bank") and in form and substance acceptable to such LC Agent. Subject to the last three sentences of this Section (q)(i), the Letter of Credit shall expire not earlier than 91 days after the Maturity Date of the Notes (the "LC Expiration Date"). Upon the occurrence and during the continuance of an Event of Default under (and as defined in) any of the Aggregate Notes, the LC Agent shall be entitled to draw under the Letter of Credit for the full Letter of Credit Amount (as defined in the Aggregate Notes) then available thereunder, it being understood that the LC Agent shall act for the benefit of the Buyers on a pro rata basis based on the principal amount of the Aggregate Notes held by each of the Buyers and hold such amount as collateral security for the obligations under the Aggregate Notes for the benefit of the Buyers. The Company shall obtain such renewals, extensions or replacements of the Letter of Credit as necessary to ensure that the Letter of Credit shall not expire prior to the LC Expiration Date (unless the Letter of Credit shall have been reduced to zero in accordance with the terms contained in this Section 4(q) prior to such date). If, at any time, the Company cannot obtain a renewal, extension or replacement of the Letter of Credit such that the Letter of Credit will expire prior to the LC Expiration Date (a "Withdrawal Event"), the Company and the Letter of Credit Bank shall each give the LC Agent written notice of the occurrence of a Withdrawal Event at least forty-five (45) days prior to the then current expiration date of the Letter of Credit. Following a Withdrawal Event, the LC Agent shall be entitled to draw down the Letter of Credit Amount in its entirety (whether or not an Event of Default shall have occurred or be continuing under any of the Notes) and hold such amount as collateral security for the obligations under the Notes for the benefit of the Buyers.

            (ii) If more than $23 million of the Aggregate Notes are converted, redeemed or amortized pursuant to the terms of the Aggregate Notes, the Company shall promptly deliver a notice to the LC Agent (the "LC Reduction Notice"), certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal one-half of the difference between $17 million and the aggregate principal amount of the Aggregate Notes then outstanding. After delivery of the initial LC Reduction Notice, if the outstanding principal amount of the Aggregate Notes has been reduced by $2 million or more from the time of the prior LC Reduction Notice, the Company may deliver a subsequent LC Reduction Notice to the LC Agent certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal the difference between (A) one-half of the difference between (i) $17 million and (ii) the aggregate principal amount of the Aggregate Notes then outstanding and (B) the aggregate amount of any prior reductions of the Letter of Credit Amount. Within 10 days of the receipt of any such LC Reduction Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the reduction of the Letter of Credit Amount to the Company as set forth in the LC Reduction Notice.

            (iii) If the Company obtains FDA Approval (as defined in the Notes), the Company shall promptly deliver a written notice to the LC Agent (the "Letter of Credit Notice"), certifying as to the occurrence of such event and a copy of such FDA Approval. Within 10 days of the receipt of the Letter of Credit Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the release and return of the Letter of Credit Amount to the Company.

            (iv) Notwithstanding the foregoing, if the LC Agent reasonably disagrees with the contents of either a LC Reduction Notice or a Letter of Credit Notice or the Company disagrees with any action taken or omitted to be taken by the LC Agent, such party shall use the dispute resolution procedures contained in Section 25 of the Notes.

            (v) Kings Road Investments Ltd. is hereby appointed as the LC Agent for the Buyer hereunder, and the Buyer hereby authorizes the LC Agent (and its officers, directors, employees and agents) to take any and all such actions on behalf of the Buyer with respect to the Letter of Credit in accordance with the terms of this Agreement. The LC Agent shall not have, by reason hereof or any of the other Transaction Documents, a fiduciary relationship in respect of the Buyer. Neither the LC Agent nor any of its officers, directors, employees and agents shall have any liability to the Buyer for any action taken or omitted to be taken in connection hereof except to the extent caused by its own gross negligence or willful misconduct, and the Buyer agrees to defend, protect, indemnify and hold harmless the LC Agent and all of its officers, directors, employees and agents (collectively, the "Indemnitees") from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) (the "Losses") incurred by such Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Indemnitee of the duties and obligations of the LC Agent pursuant hereto; provided, however, that the Buyer shall not be required to indemnify the Indemnitees to the extent any such Losses are the result of the LC Agent's fraud or willful misconduct.

         (r) Trading Restrictions. Neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may purchase, sell or enter into any put option, short position or similar arrangement with respect to securities of the Parent that violates Current Securities Laws or otherwise trade in the securities of the Parent in violation of applicable Current Securities Laws. In addition, during each Company Conversion Measuring Period (as defined in the Notes) neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may engage in a Restricted Activity other than the sale of Common Shares received upon a Company Conversion (as defined in the Notes), upon a conversion, amortization or redemption of Notes pursuant to Section 3 of the Notes, upon exercise of any Warrants, or the transfer of any Notes or Warrants as permitted by their terms. "Restricted Activity" means, (a) any Acquisition or Disposition, in open market transactions of (i) any Common Shares or (ii) any securities convertible into or exchangeable for or derivative of Common Shares and (b) any other action taken intentionally for the purpose of manipulating the price of Common Shares. "Acquisition" means any direct or indirect voluntary acquisition or purchase (other than by merger, consolidation, combination, recapitalization or other reorganization, or by operation of law). "Disposition" means any direct or indirect voluntary sale, or monetization, including through a Subsidiary or by means of an equity offering by any such Subsidiary, but shall not include, any of the actions contemplated by
Section 4(h) or any disposition thereunder. "Current Securities Laws" means the rules and regulations, existing on the date hereof, of the 1933 Act, the 1934 Act and the Canadian Securities Laws, in each case as are set forth in currently disseminated interpretations by the SEC or the CSA, as applicable, in writing, through rules, regulations, releases, no-action letters or published telephone interpretations.

         (s)  Acknowledgement  Regarding  Buyer's Trading  Activity.  Subject to
Section 4(r) of this Agreement, it is understood and agreed by the Parent and the Company (i) that, to the knowledge of the Parent, the Buyer has not been asked to agree, nor has the Buyer agreed, to desist from purchasing or selling, long and/or short, securities of the Parent, or "derivative" securities based on securities issued by the Parent or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by the Buyer, including, without limitation, Short Sales or "derivative" transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Parent's publicly-traded securities;
(iii) that the Buyer, and counter parties in "derivative" transactions to which the Buyer is a party, directly or indirectly, presently may have a "short" position in the Common Shares or an economically comparable position; and (iv) that, to the knowledge of the Parent, the Buyer shall not be deemed to have any affiliation with or control over any arm's length counter party in any "derivative" transaction. Subject to Section 4(r) of this Agreement and notwithstanding any other provisions of this Agreement and the provisions of the Transaction Documents, the Parent further understands, acknowledges and agrees that (a) the Buyer may engage in hedging and/or trading activities at any time during the period that the Securities are outstanding, including, without limitation, during the periods that the number and/or value of the Conversion Shares deliverable with respect to Securities are being determined and (b) such hedging and/or trading activities (if any) could reduce the value of the existing stockholders' equity interests in the Parent both at and after the time that the hedging and/or trading activities are being conducted. The Parent and the Company acknowledge that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants or any of the documents executed in connection herewith.

         (t) Subsidiaries; Guaranty. To the extent any Subsidiary of the Parent that comes into existence after the date hereof has assets transferred into it having a fair market value of $1,000,000, individually, or $5,000,000 in the aggregate, each such Subsidiary shall promptly enter into a guarantee substantially in the form attached hereto as Exhibit D-2.

         (u) Amendment to Other Security Purchase Agreements. Neither the Company nor the Parent shall amend any of the Other Purchase Agreements without first offering the same terms to the Buyer hereunder.

         (v) No Conflicts with Irish Law. The Parent and the Company covenant and agree that:

            (i) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Section 60 nor Section 286 of the Irish Companies Act, 1963.

            (ii) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Part XI of the Irish Companies Act, 1990.

         (w) Change to DTC Brokerage Account Information. If the Buyer seeks at any time to make any changes to the DTC brokerage account information which the Buyer has provided pursuant to Section 6(d) hereof, the Buyer shall deliver to the Parent a new form, substantially in the form of Exhibit E, setting forth revised DTC brokerage account information. The Parent shall be obligated to use, beginning no later than five (5) Business Days after receipt thereof, such revised DTC brokerage account information for any delivery of Common Shares required under the Transaction Documents.

      5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

         (a) Register. The Company and the Parent shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants, as applicable, in which the Company and the Parent shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company and the Parent shall keep the register open and available at all times during business hours for inspection by the Buyer or its legal representatives.

         (b) Transfer Agent Instructions. The Parent shall issue treasury instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of the Buyer or its respective nominee(s), for the Conversion Shares and the Warrant Shares issued upon conversion, amortization or redemption of the Notes or exercise of the Warrants in such amounts as specified from time to time by the Buyer to the Parent or by the Parent, as the case may be, upon conversion, amortization and/or redemption of the Notes or exercise of the Warrants substantially in the form attached as Exhibit I to the Notes and Warrants, respectively (the "Treasury Instructions"). The Parent warrants that no instruction other than the Treasury Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Parent to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Parent and the Company as and to the extent provided in this Agreement and the other Transaction Documents. If the Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f) and the other provisions of the Transaction Documents, subject to Section 9(s), the Parent and the Company shall permit the transfer and, in the case of a transfer of Common Shares, the Parent shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144 or Rule 904, subject to Section 9(s), the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. Each of the Parent and the Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer. Accordingly, the Parent and the Company acknowledge that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Parent or the Company of the provisions of this
Section 5(b), that the Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

      6. CONDITIONS TO THE COMPANY'S AND THE PARENT'S OBLIGATION TO SELL.

         The obligation of the Company hereunder to issue and sell the Notes and the obligation of the Parent to issue the Initial Warrants to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's and the Parent's sole benefit and may be waived by the Company and the Parent at any time in their sole discretion by providing the Buyer with prior written notice thereof:

         (a) The Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company and the Parent.

         (b) The Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of Kings Road Investments Ltd., the amounts withheld pursuant to Section 4(g)) for the Notes and the Other Notes and the Warrants and the Other Warrants being obtained by the Buyers at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

         (c) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

         (d) The Buyer shall have completed and delivered to the Parent the DTC brokerage account information form with respect to the Buyer in substantially the form of Exhibit E attached hereto.

      7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

      The obligation of the Buyer hereunder to purchase the Notes and the Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer's sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

         (a) The Company  shall have duly  executed and  delivered to the Buyer:
(A) the Notes (in such principal amounts as the Buyer shall request) being obtained by the Buyer at the Closing pursuant to this Agreement and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (b) The Parent shall have duly executed and delivered to the Buyer: (A) the Warrants (in such allocations as the Buyer shall request) being received by the Buyer at the Closing pursuant to this Agreement; (B) the Parent Guaranty, and (C) to the extent it is a party thereto, each of the other Transaction Documents.

         (c) Vasogen, Corp. shall have duly executed and delivered to the Buyer:
(A) the Subsidiary Guaranty, and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (d) The Buyer shall have received the opinion of Lang Michener LLP, the
Parent's   outside  Canadian   counsel,   dated  as  of  the  Closing  Date,  in
substantially the form of Exhibit F-1 attached hereto.

         (e) The Buyer shall have received the opinion of Eugene F. Collins Solicitors, the Company's outside Irish counsel, dated as of the Closing Date, in substantially the form of Exhibit F-2 attached hereto.

         (f) The Buyer shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Company's outside United States counsel, dated as of the Closing Date, in substantially the form of Exhibit F-3 attached hereto.

         (g) The Parent shall have delivered to the Buyer a certificate of compliance with the CBCA of the Parent, and the Company shall have delivered to the Buyer a certificate evidencing the formation and status of the Company in the Company's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Closing Date.

         (h) The Parent shall have delivered to the Buyer a certificate evidencing the Parent's qualification as a foreign corporation (if applicable) and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Parent conducts business and such qualification is required, as of a date within 10 days of the Closing Date. The Company shall have delivered to the Buyer a Letter of Status from the Companies Registration Office in Dublin, Ireland.

         (i) The Parent shall have delivered to the Buyer a certified copy of the Articles of Incorporation of the Parent, and the Company shall have delivered to the Buyer a certified copy of its Memorandum and Articles of Association of the Company, in each case as certified by the Secretary of State (or equivalent) in the applicable jurisdiction of incorporation within ten (10) days of the Closing Date.

         (j) The Parent shall have delivered to the Buyer a certificate, executed by the Secretary of the Parent and the Company shall have delivered to the Buyer a certificate, executed by a Director of the Company, in each case dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by such entity's board of directors in a form reasonably acceptable to the Buyer, (ii) the Articles of Incorporation, as in effect at the Closing, of each such entity and (iii) the Bylaws, as in effect at the Closing, of each such entity in the form attached hereto as Exhibit G.

         (k) The  representations  and  warranties of the Company and the Parent
shall  be  true  and  correct  in  all  material   respects  (except  for  those
representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company and the Parent shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company and/or the Parent, as applicable at or prior to the Closing Date.

         (l) The Parent shall have delivered to the Buyer a letter from the Parent's transfer agent certifying the number of shares of Common Shares outstanding as of a date within five days of the Closing Date.

         (m) The Common Shares (i) shall be designated for quotation or listed on each of the Principal Markets and (ii) shall not have been suspended, as of the Closing Date, by the SEC, the CSA or either of the Principal Markets from trading on the Principal Markets nor shall suspension by the SEC, the CSA or either of the Principal Markets have been threatened, as of the Closing Date, either (A) in writing by the SEC, the CSA or either of the Principal Markets or
(B) by falling below the minimum listing maintenance requirements of either of the Principal Markets.

         (n) The Company and the Parent shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

         (o) There shall be no Indebtedness of the Parent or any of its Subsidiaries other than Indebtedness which is pari passu with or subordinate to the Notes and the Guarantees, as applicable, so long as such Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until 91 days after the Maturity Date (as defined in the Notes) or later; provided, that (I) the Company, the Parent or Vasogen, Corp. may incur Indebtedness that is secured by assets purchased with the proceeds of such Indebtedness, (II) the Parent, the Company or Vasogen, Corp. may incur purchase money Indebtedness for the purpose of financing the acquisition of equipment to be acquired or held by the Company, the Parent or Vasogen, Corp. in the ordinary course of business, provided, that the principal amount of such Indebtedness shall not materially exceed 80% of the cost of the property so acquired, and
(III) the Company, the Parent and/or Vasogen, Corp. may incur Indebtedness owed to the Parent or any of its Subsidiaries.

         (p) The approval of each of the Principal Markets for the issuance of the Securities contemplated hereby and conditional listing of the Conversion Shares and the Warrant Shares shall have been obtained.

         (q) The Company and the Parent shall have delivered to the Buyer such other documents relating to the transactions contemplated by this Agreement as the Buyer or its counsel may reasonably request.

         (r) The Company shall have obtained and delivered the Letter of Credit pursuant to the terms of Section 4(q) hereof.

         (s) The Company and the Parent shall have entered into one or more security purchase agreements (the "Other Purchase Agreements") relating to the sale and purchase of securities on substantially identical terms to this Agreement, that provide for the aggregate sale (when combined with this Agreement) of $40,000,000 in aggregate principal amount of Aggregate Notes and Aggregate Warrants.

      8. TERMINATION.

      In the event that the  Closing  shall not have  occurred  on or before ten
(10) Business Days from the date hereof due to the Company's, the Parent's or the Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8 due to any breach of a representation, warranty, covenant or agreement by the Company or the Parent, the Company shall remain obligated to reimburse the non-breaching Buyer for the expenses described in Section 4(g) above.

      9. MISCELLANEOUS.

         (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company, the Parent and Vasogen, Corp. have appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as their agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE

ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

         (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

         (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

         (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements among the Buyer, the Parent, the Company, Vasogen, Corp., their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, none of the Parent, the Company, Vasogen, Corp. or the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parent, the Company, Vasogen, Corp. and the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on the Buyer and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with the Buyer relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

         (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

             If to the Company:

                      Vasogen Ireland Limited
                      Shannon Airport House
                      Shannon
                      Co. Clare
                      Ireland
                      Telephone:  353-61-472-844
                      Facsimile:  353-1-886-9359
                      Attention:  Mr. Kevin Donovan, Director

                      With a copy (for informational purposes only) to:

                      Vasogen Inc.
                      Vasogen, Corp.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer: cwaddick@vasogen.com;
                                  and
                                  Vice President, Corporate & Legal Affairs:
                                  jlesaux@vasogen.com;
                                  and for purposes of the Note, the Controller: gneil@vasogen.com

                      Lang Michener LLP
                      BCE Place, P.O. Box 747
                      Suite 2500, 181 Bay Street
                      Toronto, Ontario
                      M5J 2T7
                      Telephone:  (416) 307-4040
                      Facsimile:  (416) 365-1719
                      Attention:  Geofrey Myers, Esq.

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      1285 Avenue of the Americas
                      New York, New York 10019-6064
                      Telephone:  (212) 373-3000
                      Facsimile:  (212) 757-3990
                      Attention:  Edwin S. Maynard, Esq.

             If to the Parent or Vasogen, Corp.:

                      Vasogen Inc.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer; and
                                  Vice President, Corporate & Legal Affairs

                      With a copy (for informational purposes only) to:

                      the Company
                      (at the address listed above)

                      Lang Michener LLP
                      (at the address listed above)

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      (at the address listed above)

             If to the Transfer Agent:

                      Mellon Investor Services LLC
                      85 Challenger Road
                      Ridgefield Park, NJ 07660
                      Telephone:  (201) 329-8833
                      Facsimile:  (201) 329-8922
                      Attention:  Ms. Diane Almonte

If to the Buyer, to its address and facsimile number set forth on the Buyer Schedule, with copies to the Buyer's representatives as set forth on the Buyer Schedule,

         with a copy (for informational purposes only) to:

                  Schulte Roth & Zabel LLP
                  919 Third Avenue
                  New York, New York 10022
                  Telephone:  (212) 756-2000
                  Facsimile:  (212) 593-5955
                  Attention:  Eleazer N. Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.
Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

         (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants. None of the Company, the Parent or Vasogen, Corp. shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). The Buyer may assign some or all of its rights hereunder without the consent of the Company in connection with a transfer by the Buyer of the Notes and Warrants in private transactions in accordance with the terms thereof, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

         (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Parent, the Company, Vasogen, Corp. and the Buyer contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing.

         (j) Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars ("US Dollars"). All amounts owing under this Agreement or any Transaction Document shall be paid in US Dollars. All amounts denominated in other currencies shall be converted in the US Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US Dollars pursuant to this Agreement, the US Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

         (k) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         (l) Indemnification. In consideration of the Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's and the Parent's other obligations under the Transaction Documents, the Company and the Parent, jointly and severally, shall defend, protect, indemnify and hold harmless the Buyer and each other holder of the Securities (other than Persons holding only Securities purchased in open market transactions) and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any material inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents or any inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents that is qualified by materiality or Material Adverse Effect, (b) any breach in any material respect of any covenant, agreement or obligation of the Company, the Parent or Vasogen, Corp. contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company, the Parent or Vasogen, Corp.) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities or (iii) the status of the Buyer or holder of the Securities as an investor in the Company or the Parent pursuant to the transactions contemplated by the Transaction Documents; provided, that indemnification pursuant to this clause (iii) shall not be available to the extent arising primarily from the Buyer's fraud, gross negligence or willful misconduct. To the extent that the foregoing undertaking by the Company or the Parent may be unenforceable for any reason, the Company and the Parent shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

         (m) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

         (n) Remedies. The Buyer and each holder of the Securities (other than Persons holding only Securities purchased in open market transactions) shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company, the Parent and Vasogen, Corp. recognize that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyer. The Company, the Parent and Vasogen, Corp. therefore agree that the Buyer shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

         (o) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Buyer exercises a right, election, demand or option under a Transaction Document and the Company, the Parent or Vasogen, Corp. does not timely perform its related obligations within the periods therein provided, then the Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, the Parent or Vasogen, Corp., as applicable, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

         (p) Payment Set Aside. To the extent that the Company, the Parent or Vasogen, Corp. makes a payment or payments to the Buyer or pursuant to any of the other Transaction Documents or the Buyer enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, the Parent, Vasogen, Corp., a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, United States or Canadian federal, state or provincial law, foreign law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

         (q) Independent Nature of Buyer's Obligations and Rights. The obligations of the Buyer under any Transaction Document are several and not joint with the obligations of any Other Buyer, under the Other Purchase
Agreements, and the Buyer shall not be responsible in any way for the performance of the obligations of any Other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by the Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. The Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any Other Buyer to be joined as an additional party in any proceeding for such purpose.

         (r) Judgment Currency.

            (i) If for the purpose of obtaining or enforcing judgment against the Company, the Parent or Vasogen, Corp. in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(r) referred to as the "Judgment Currency") an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

                (1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

                (2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the "Judgment Conversion Date").

            (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(r)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

            (iii) Any amount due from the Company, the Parent or Vasogen, Corp. under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

         (s) Opinion to Transfer Agent. Assuming that the Buyer (i) is a Qualified Institutional Buyer (as such term is defined in Rule 144A under the 1933 Act) (a "QIB") as of the date hereof, (ii) will offer and sell any Common Shares the Buyer receives upon any conversion, amortization and/or redemption of a Note (including, without limitation, pursuant to Section 3, 5, 8, 9 or 10 of the Note) or any exercise of a warrant (including, without limitation, pursuant to Section 1 of the Warrant) pursuant to an effective registration statement or pursuant to Rule 904 or Rule 144 under the 1933 Act (any such method of offer and sale, an "Approved Method"), (iii) for purposes of an offer or sale under Rule 904 under the 1933 Act, is not an affiliate (as such term is defined in Rule 144 under the 1933 Act) (an "Affiliate") of the Parent as of the date hereof and (iv) will promptly notify the Parent and the Company if the Buyer ceases to be a QIB, chooses to offer or sell such Common Shares pursuant to a method other than an Approved Method, or becomes an Affiliate of the Parent (any such notice, a "Notice"), then the Parent will direct Paul, Weiss, Rifkind, Wharton & Garrison LLP to deliver a standing opinion to the transfer agent in substantially the form attached to the Transfer Agent Instructions on the Effectiveness Date. The Buyer covenants that it will comply with clause (iv) above and represents and warrants that the assumptions set forth in clauses (i) through (iii) above are true and correct with respect to the Buyer as of the date hereof, and will continue to be true and correct with respect to the Buyer, except as set forth in a Notice.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Buyer, the Company, the Parent and Vasogen, Corp. have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

SIGNED,   SEALED  AND   DELIVERED  BY  KEVIN
DONOVAN  AS A  DEED  FOR  AND ON  BEHALF  OF
VASOGEN IRELAND LIMITED  PURSUANT TO A POWER
OF ATTORNEY                                   ----------------------------------



Signature of Witness:
                      ----------------------------
Name:
      --------------------------------------------

Address:
         -----------------------------------------

Occupation:
            --------------------------------------







                [Signature Page to Securities Purchase Agreement]

                                        VASOGEN INC.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:


                                        VASOGEN, CORP.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:










                [Signature Page to Securities Purchase Agreement]

                                        AMATIS LTD.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:







                [Signature Page to Securities Purchase Agreement]


                                                           BUYER SCHEDULE

      (1)                      (2)                          (3)           (4)           (5)                      (6)



                                                         Aggregate
                                                         Principal     Number of
                          Address and                    Amount of      Warrant                     Legal Representative's Address
   Buyer                Facsimile Number                   Notes         Shares    Purchase Price       and Facsimile Number
------------------------------------------------------------------------------------------------------------------------------------
Amatis Ltd.       c/o Amaranth Advisors LLC             $8,000,000      666,667      $8,000,000
                  One American Lane
                  Greenwich, CT 06831
                  Attention: Will Matthews
                  Facsimile: (203) 422-3340
                  Telephone: (203) 422-3540
                  Residence: Cayman Islands

------------------------------------------------------------------------------------------------------------------------------------

                                    EXHIBITS
                                    --------


Exhibit A       Form of Notes
Exhibit B       Form of Warrants
Exhibit C       Registration Rights Agreement
Exhibit D-1     Form of Parent Guaranty
Exhibit D-2     Form of Subsidiary Guaranty
Exhibit E       Form of DTC Brokerage Account Information Form
Exhibit F-1     Form of Outside Canadian Counsel Opinion
Exhibit F-2     Form of Outside Irish Counsel Opinion
Exhibit F-3     Form of Outside United States Counsel Opinion
Exhibit G       Form of Secretary's Certificate


                                   SCHEDULES
                                   ---------


Schedule 2(b)      Accredited Investor Certificate
Schedule 3(a)      Subsidiaries
Schedule 3(d)      No Conflicts
Schedule 3(e)      Consents
Schedule 3(j)      Rights Plan
Schedule 3(l)      Absence of Certain Changes
Schedule 3(r)      Capitalization
Schedule 3(s)      Indebtedness and Other Contracts
Schedule 3(t)      Litigation
Schedule 3(x)      Intellectual Property
Schedule 3(z)      Subsidiary Rights
Schedule 3(aa)     Tax Status

                                   SCHEDULE 2B

                         ACCREDITED INVESTOR CERTIFICATE

The Purchaser certifies that it/he/she and any beneficial purchaser are each a resident of Canada or is otherwise subject to the Securities Legislation of Canada, and the Purchaser or the disclosed beneficial purchaser, as applicable, is an "accredited investor" as defined in National Instrument 45-106 - Prospectus and Registration Exemptions ("NI 45-106") and, as at the Closing, the Purchaser or the beneficial purchaser, as applicable, qualifies as one of more of the following and acknowledges that the Issuer is relying on this certificate in determining to sell securities to the undersigned. (Please insert a checkmark in the box beside each applicable paragraph)

      "accredited investor" means

      (a)   a Canadian financial institution, or a Schedule III bank;        |_|

      (b)   the Business  Development Bank of Canada  incorporated  under    |_|
            the Business Development Bank of Canada Act (Canada);

      (c)   a subsidiary of any person  referred to in paragraphs  (a) or    |_|
            (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

      (d)   a person  registered  under the  securities  legislation of a    |_|
            jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

      (e)   an  individual  registered or formerly  registered  under the    |_|
            securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

      (f)   the Government of Canada or a jurisdiction of Canada,  or any    |_|
            crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

      (g)   a  municipality,  public board or  commission in Canada and a    |_|
            metropolitan community, school board, the Comite de gestion de la taxe scolaire de l'ile de Montreal or an intermunicipal management board in Quebec;

      (h)   any national,  federal,  state,  provincial,  territorial  or    |_|
            municipal government of or in any foreign jurisdiction, or any agency of that government;

      (i)   a pension  fund that is regulated by either the Office of the    |_|
            Superintendent  of  Financial   Institutions  (Canada)  or  a
            pension commission or similar regulatory authority of a jurisdiction of Canada;

      (j)   an   individual   who,   either   alone  or  with  a  spouse,    |_|
            beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

      (k)   an individual whose net income before taxes exceeded $200,000    |_|
            in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

      (l)   an  individual  who,  either alone or with a spouse,  has net    |_|
            assets of at least $5,000,000;

      (m)   a person,  other than an individual or investment  fund, that    |_|
            has net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

      (n)   an investment  fund that  distributes or has  distributed its    |_|
            securities only to

            (i) a person that is or was an accredited investor at the
                time of the distribution,

            (ii) a person that acquires or acquired securities in the
                 circumstances referred to in section 2.10 of NI 45-106 (being that (I) the person purchases as principal, (II) the security has an acquisition cost to the purchaser of not less than $150,000 paid in cash at the time of the trade, and (III) the trade is in the security of a single issuer), and section 2.19 of NI 45-106 (being a trade by an investment fund in a security of its own issue to a security holder of the investment fund where
                 (I) the security holder initially acquired securities of the investment fund as principal for an acquisition cost of not less than $150,000 paid in cash at the time of the trade, (II) the subsequent trade is for a security of the same class or series as the initial trade, and
                 (III) the security holder, as at the date of the subsequent trade, holds securities of the investment fund that have an acquisition cost of not less than $150,000 or a net asset value of not less than $150,000); or

            (iii) a person described in paragraph (i) or (ii) that
                  acquires or acquired securities under section 2.18 of NI 45-106 [Investment fund reinvestment];

      (o)   an  investment  fund  that  distributes  or  has  distributed    |_|
            securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Quebec, the securities regulatory authority, has issued a receipt;

      (p)   a trust company or trust corporation registered or authorized    |_|
            to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

      (q)   a person acting on behalf of a fully managed  account managed    |_|
            by that person, if that person

            (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

            (ii) in Ontario, is purchasing a security that is not a
                 security of an investment fund;

      (r)   a registered  charity under the Income Tax Act (Canada) that,    |_|
            in  regard  to  the  trade,   has  obtained  advice  from  an
            eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

      (s)   an  entity  organized  in  a  foreign  jurisdiction  that  is    |_|
            analogous  to any of the entities  referred to in  paragraphs
            (a) to (d) or paragraph (i) in form and function;

      (t)   a person in respect of which all of the owners of  interests,    |_|
            direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

      (u)   an investment fund that is advised by a person  registered as    |X|
            an adviser or a person that is exempt from registration as an adviser; or

      (v)   a person that is recognized  or designated by the  securities    |_|
            regulatory authority or, except in Ontario and Quebec, the regulator as

            (i) an accredited investor, or

            (ii) an exempt purchaser in Alberta or British Columbia after
                 National Instrument 45-106 comes into force.

      The following definitions are included for convenience only; reference should be had to the applicable legislation:

      (a)   "director" means

            (i) a member of the board of directors of a company or an individual who performs similar functions for a company, and

            (ii) with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

      (b)   "eligibility adviser" means

            (i) a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

            (ii) in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

                 (a) have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons, and

                 (b) have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

      (c)   "entity"  means  a  company,   syndicate,   partnership,   trust  or
            unincorporated organization;

      (d)   "financial assets" means

            (i) cash,

            (ii) securities, or

            (iii) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

      (e) "fully managed account" means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

      (f) "investment fund" has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

      (g)   "person" includes

            (i) an individual,

            (ii) a corporation,

            (iii) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

            (iv) an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

      (h)   "related liabilities" means

            (i) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

            (ii) liabilities that are secured by financial assets;

      (i)   "spouse" means, an individual who,

            (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

            (ii) is living with another individual in a marriage-like
                 relationship, including a marriage-like relationship between individuals of the same gender, or

            (iii) in Alberta, is an individual referred to in paragraph (i) or
                  (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

      (j)   "subsidiary"  means  an  issuer  that  is  controlled   directly  or
            indirectly by another issuer and includes a subsidiary of that subsidiary.

      An issuer is an "affiliate" of another issuer if (i) one of them is the subsidiary of the other, or (ii) each of them is controlled by the same person.

      In National Instrument 45-106 a person (first person) is considered to "control" another person (second person) if

      (i) the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

      (ii) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or

      (iii) the second person is a limited partnership and the general partner of the limited partnership is the first person.

      The foregoing representation, warranty and certificate is true and accurate as of the date of this certificate and will be true and accurate as of Closing. If any such representation, warranty or certificate shall not be true and accurate prior to Closing, the undersigned shall give immediate written notice of such fact to the Issuer.

      Dated: October 7, 2005                    Signed:/s/ Karl Wachter
             --------------------------------          -------------------------

                                                Amaranth LLC
      _______________________________________   By: Amaranth Advisors L.L.C.,
                                                its  trading advisor____________
      Witness (If Purchaser is an Individual)   Print the name of Purchaser

                                                Karl J. Wachter
      _______________________________________   Authorized Signatory
      Print Name of Witness                     --------------------------------
                                                If Purchaser is a Corporation,
                                                print name and title of
                                                Authorized Signing Officer

                                   Exhibit 1c

       Securities Purchase Agreement - Castlerigg Master Investments Ltd,

         (exhibits and schedules attached to Kings Road Investments Ltd.
                      Security Purchase Agreement omitted)

                                 (see attached)

                         SECURITIES PURCHASE AGREEMENT

      SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of October 7, 2005, by and among Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland, with headquarters located at Shannon Airport House, Shannon, Co. Clare, Ireland (the "Company"), Vasogen Inc., a Canadian corporation, with headquarters located at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, Canada (the "Parent"), Vasogen, Corp., a Delaware corporation, with its registered address at 1201 North Market Street, P.O. Box 1347, Wilmington, County of Newcastle, Delaware 19801 ("Vasogen, Corp.") and the investor listed on the Buyer Schedule attached hereto (the "Buyer").

      WHEREAS:

      A. The Company, the Parent, Vasogen, Corp. and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

      B. The Company has authorized a new series of senior convertible notes of the Company, which notes shall be convertible into the Parent's common shares (the "Common Shares") in accordance with the terms of such notes.

      C. The Company, the Parent and Vasogen, Corp. plan to enter into one or more Other Purchase Agreements (as defined below) relating to the sale and purchase of securities on substantially identical terms as contained in this Agreement.

      D. The Buyer wishes to purchase, and (i) the Company wishes to sell, upon the terms and conditions stated in this Agreement, that aggregate principal amount of notes, in substantially the form attached hereto as Exhibit A (the "Notes"), set forth opposite the Buyer's name in column (3) on the Buyer Schedule (which amount when aggregated with all amounts of notes being purchased by other buyers (the "Other Buyers") pursuant to the Other Purchase Agreements (the "Other Notes" and together with the Notes, the "Aggregate Notes"), shall be $40,000,000) (as converted, amortized and/or redeemed for Common Shares pursuant to the terms of the Notes, collectively, the "Conversion Shares") and (ii) the Parent wishes to issue, upon the terms and conditions stated in this Agreement, warrants, in substantially the form attached hereto as Exhibit B (the "Initial Warrants," and together with the Accelerated Payment Option Warrants (as defined in the Notes), the "Warrants," and together with the warrants being purchased by the Other Buyers (the "Other Warrants"), the "Aggregate Warrants"), to acquire up to that number of additional shares of Common Shares set forth opposite the Buyer's name in column (4) of the Buyer Schedule (as exercised, the "Initial Warrant Shares," and together with the Common Shares issuable upon exercise of the Accelerated Payment Option Warrants, the "Warrant Shares").

      E. Contemporaneously with the execution and delivery of this Agreement, certain of the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (as amended or modified from time to time, the "Registration

Rights Agreement"), pursuant to which the Parent has agreed to provide certain registration rights with respect to the Conversion Shares and the Initial Warrant Shares under the 1933 Act and the rules and regulations promulgated thereunder.

      F. The Notes, the Conversion Shares, the Warrants, the Warrant Shares and the Guarantees (as defined in clause (G) below) collectively are referred to herein as the "Securities".

      G. The Notes will be (i) senior to all outstanding and future Indebtedness (as defined herein) of the Company, (ii) guaranteed by the Parent pursuant to a guarantee substantially in the form attached hereto as Exhibit D-1 (the "Parent Guaranty") and (iii) guaranteed by Vasogen, Corp. pursuant to a guarantee substantially in the form attached hereto as Exhibit D-2 (the "Subsidiary Guaranty," and together with the Parent Guaranty, the "Guarantees").

      NOW, THEREFORE, the Company, the Parent, Vasogen, Corp. and the Buyer hereby agree as follows:

      1. PURCHASE AND SALE OF NOTES AND WARRANTS.

         (a) Purchase of Notes and Warrants.

            (i) Subject to the satisfaction (or waiver by the party entitled to so waive) of the conditions set forth in Sections 6 and 7 below, on the Closing Date (as defined below), (A) the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company, one or more Notes with an aggregate principal amount as is set forth opposite the Buyer's name in column
(3) on the Buyer Schedule and (B) the Parent shall issue and sell to the Buyer one or more Initial Warrants to acquire up to that number of Warrant Shares as is set forth opposite the Buyer's name in column (4) on the Buyer Schedule (the "Closing").

            (ii) Purchase Price. The aggregate purchase price for the Buyer of the Notes and the Warrants to be purchased by the Buyer at the Closing (the "Purchase Price") shall be the amount set forth opposite the Buyer's name in column (5) of the Buyer Schedule. The purchase price for the Warrants shall be deemed to be $0.01 per Warrant.

         (b) Closing Date. The date and time of the Closing (the "Closing Date") shall be 8:00 a.m., New York Time, on the date hereof after notification of satisfaction (or waiver by the party entitled to so waive) of the conditions to the Closing set forth in Sections 6(a) and 7(a) below (or such later date as is mutually agreed to by the Company and the Buyer) at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

         (c) Form of Payment. On the Closing Date, the Buyer shall pay its Purchase Price to the Company or, at the written direction of the Company delivered to the Buyer at least one (1) Business Day prior to the Closing Date and substantially in the form attached hereto as Annex 1(c), to its designee for the Notes to be issued and sold to the Buyer at such Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions and the Parent shall issue the Initial Warrants to the Buyer. At the Closing, (A) the Company shall deliver to the Buyer the Notes (allocated in the principal amounts as the Buyer shall request) that the Buyer is then purchasing and (B) the Parent shall deliver to the Buyer the

Initial Warrants (allocated in the amounts as the Buyer shall request) that the Buyer is purchasing, in each case duly executed on behalf of the Company or the Parent, as applicable, and registered in the name of the Buyer or its designee.

      2. BUYER'S REPRESENTATIONS AND WARRANTIES.

         The Buyer represents and warrants that:

         (a) No Public Sale or Distribution. The Buyer is acquiring the Notes and the Warrants and upon conversion, amortization and/or redemption of the Notes and exercise of the Warrants will acquire the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the "Canadian Securities Laws"), as applicable; provided, however, that by making the representations herein, subject to compliance with Canadian Securities Laws, the Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and in accordance with Canadian Securities Laws. The Buyer is acquiring the Securities hereunder in the ordinary course of its business. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities, and the Buyer has not solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

         (b) Accredited Investor Status. The Buyer is an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D. The Buyer is also an "accredited investor" as that term is defined in the National Instrument 45-106, Prospectus and Registration Exemptions. The Buyer has executed the Accredited Investor Certificate attached hereto as
Schedule 2(b) as of the date hereof, and such certificate is true and correct as of the date hereof.

         (c) Reliance on Exemptions. The Buyer understands and acknowledges that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and Canadian Securities Laws applicable in Ontario and that the Company and the Parent are relying in part upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

         (d) Information. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and the Parent and materials relating to the offer and sale of the Securities that have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and the Parent. Neither such inquiries nor any other due diligence investigations conducted by the Buyer or its advisors, if any, or its representatives shall modify, amend or affect the Buyer's right to rely on the Company's and the Parent's representations and warranties contained herein. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

         (e) No Governmental Review. The Buyer understands that no United States or Canadian federal, state or provincial commission or agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such commissions or agencies passed upon or endorsed the merits of the offering of the Securities.

         (f) Transfer or Resale. The Buyer understands that, except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws or qualified under Canadian Securities Laws; (ii) the Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Notes, Conversion Shares, Warrants or Warrant Shares, such Notes, Conversion Shares, Warrants and Warrant Shares may be offered, sold or otherwise transferred only: (A) pursuant to an effective registration statement under the 1933 Act, subject to compliance with Canadian Securities Laws, (B) to the Company (in the case of the Notes) or the Parent (in the case of the Warrants, the Conversion Shares and the Warrant Shares); (C) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in compliance with local laws; or (D) within the United States (1) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (2) in a transaction that does not require registration under the 1933 Act or applicable state securities laws, and the seller has provided the Company and the Parent with reasonable assurance, prior to such offer, sale or transfer, that such Securities may be so offered, sold or transferred in a transaction that does not require registration under the 1933 Act or applicable state securities laws; and (iii) any sale or transfer of the Securities to a purchaser or transferee whose address is in Canada or who is a resident of Canada is prohibited unless it is made in compliance with applicable Canadian Securities Laws.

         (g) Legends. The Buyer understands that the certificates or other instruments representing the Notes and Warrants and, until such time as the resale of the Conversion Shares and the Warrant Shares have been registered under the 1933 Act, and subject to Section 9(s), the stock certificates representing the Conversion Shares and the Warrant Shares, except as set forth below, shall bear any legend as required by the "Blue Sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

                   [NEITHER   THE  ISSUANCE  AND  SALE  OF  THE
                   SECURITIES  REPRESENTED BY THIS  CERTIFICATE
                   NOR  THE   SECURITIES   INTO   WHICH   THESE
                   SECURITIES ARE  [CONVERTIBLE]

                   [EXERCISABLE]   HAVE  BEEN][THE   SECURITIES
                   REPRESENTED  BY THIS  CERTIFICATE  HAVE  NOT
                   BEEN] REGISTERED UNDER THE SECURITIES ACT OF
                   1933,  AS  AMENDED,   OR  APPLICABLE   STATE
                   SECURITIES  LAWS.  THE  HOLDER  HEREOF,   BY
                   PURCHASING SUCH  SECURITIES,  AGREES FOR THE
                   BENEFIT OF THE COMPANY THAT SUCH  SECURITIES
                   MAY   BE   OFFERED,    SOLD   OR   OTHERWISE
                   TRANSFERRED   ONLY   (A)   PURSUANT   TO  AN
                   EFFECTIVE  REGISTRATION  STATEMENT UNDER THE
                   1933 ACT;  (B) TO THE  COMPANY,  (C) OUTSIDE
                   THE UNITED  STATES IN  ACCORDANCE  WITH RULE
                   904 OF  REGULATION  S UNDER THE 1933 ACT AND
                   IN COMPLIANCE WITH APPLICABLE  LOCAL LAWS OR
                   (D)  WITHIN   THE   UNITED   STATES  (1)  IN
                   ACCORDANCE    WITH   THE   EXEMPTION    FROM
                   REGISTRATION  UNDER THE 1933 ACT PROVIDED BY
                   RULE  144  OR  RULE  144A   THEREUNDER,   IF
                   AVAILABLE,   AND  IN  COMPLIANCE   WITH  ANY
                   APPLICABLE STATE SECURITIES LAWS OR (2) IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE  STATE  SECURITIES  LAWS, AND THE
                   HOLDER HAS PROVIDED  THE  COMPANY,  PRIOR TO
                   SUCH   OFFER,   SALE   OR   TRANSFER,   WITH
                   REASONABLE  ASSURANCE  THAT SUCH  SECURITIES
                   MAY BE SO OFFERED,  SOLD OR TRANSFERRED IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE     STATE     SECURITIES    LAWS.
                   NOTWITHSTANDING    THE    FOREGOING,     THE
                   SECURITIES MAY BE PLEDGED IN CONNECTION WITH
                   A BONA FIDE MARGIN  ACCOUNT OR OTHER LOAN OR
                   FINANCING   ARRANGEMENT   SECURED   BY   THE
                   SECURITIES.

Subject to Section 9(s), the legend set forth above shall be removed and the Company or the Parent, as applicable, shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with reasonable assurance that the sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, (iii) if the Company or the Parent is a "foreign issuer," within the meaning of Regulation S under the 1933 Act and the Securities are being sold pursuant to Rule 904 of Regulation S, such legend may be removed by providing a declaration to the Company or the Parent, as applicable, that such shares may be sold pursuant to Rule 904 of Regulation S or (iv) such holder provides the Company or the Parent, as applicable, with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

         (h) Canadian Legends. The Buyer understands that the certificates or other instruments representing Warrants and, if the Notes are converted or the Warrants are exercised prior to February 8, 2006, the share certificates representing the Conversion Shares and the Warrant Shares, shall bear a legend set forth below:

                   "UNLESS PERMITTED UNDER CANADIAN  SECURITIES
                   LEGISLATION,  THE HOLDER OF THESE SECURITIES
                   SHALL  NOT TRADE  THE  SECURITIES  IN CANADA
                   BEFORE FEBRUARY 8, 2006."

The legend set forth above shall be removed and the Parent shall issue a certificate without such legend to the holder of the Securities upon which it is stamped at anytime on or after February 8, 2006, if such Securities are qualified for distribution by prospectus under applicable Canadian Securities Laws or if in connection with a proposed trade the holder provides the Parent with reasonable assurance that the Securities are no longer subject to a hold period under such laws.

         (i) Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of the Buyer and shall constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

         (j) No Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the Registration Rights Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Buyer is a party or by which it is bound, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations hereunder.

         (k) Residency. The Buyer is a resident of that jurisdiction specified below its address on the Buyer Schedule.

         (l) Certain Trading Activities. Neither the Buyer nor any of its affiliates has directly or indirectly, and no Person acting on behalf of the Buyer or its affiliates has directly or indirectly, engaged in any transactions in the securities of the Parent or the Company (including, without limitation, any Short Sales involving the Parent's securities) since the time that the Buyer was first contacted by the Parent, a placement agent or any other Person with respect to the transactions contemplated hereby. "Short Sales" include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers. The Buyer covenants that neither it, nor any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction

Documents, nor any Person acting on behalf of the Buyer or any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents will engage in any transactions in the securities of the Parent or the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

         (m) No Irish Public Offering. The Buyer has not offered or sold, and it will not offer or sell, any Notes in Ireland in circumstances which would constitute an offer to the public within the meaning of Irish Prospectus Law (as defined below) or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes.

      3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE PARENT.

         Each of the Company, the Parent and Vasogen, Corp. jointly and severally represents and warrants to the Buyer as of the date hereof as follows:

         (a) Organization and Qualification. The Parent is up to date in all filings under the Canada Business Corporations Act (the "CBCA"). The Parent and the Parent's "Subsidiaries" (which for purposes of this Agreement means the Company, Vasogen, Corp. and any entity in which the Parent, directly or indirectly, owns 50% or more of the outstanding capital stock or holds an equity or similar interest representing 50% or more of the outstanding equity or similar interest of such entity) are entities duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which they are formed. The Parent and its Subsidiaries have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Parent and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing (if applicable) in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. Vasogen, Corp. is not qualified as a foreign entity to do business in any state and there is no jurisdiction in which Vasogen, Corp., by virtue of its ownership of property or the nature of the business conducted by it, makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Parent, the Company or Vasogen, Corp. to perform its obligations under the Transaction Documents (as defined below). None of the Parent, the Company or Vasogen, Corp. holds any equity or similar interest in any entity except as set forth on Schedule 3(a).

         (b) Authorization; Enforcement; Validity. Each of the Parent and its Subsidiaries has the requisite power and authority, to the extent it is a party thereto or bound thereby, to enter into and perform its obligations under this Agreement, the Notes, the

Guarantees, the Registration Rights Agreement, the Treasury Instructions (as defined in Section 5(b)), the Warrants and each of the other agreements entered into by the applicable parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and to issue their respective Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes, the Warrants and the Guarantees, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the board of directors (or similar governing body) of the Parent, the Company and Vasogen, Corp., as applicable, and, other than (i) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) the filing of a Form D with respect to the Notes, the Warrants and the Guarantees, as required under Regulation D and (iii) such filings required under applicable securities or "Blue Sky" laws of the states of the United States and applicable Canadian Securities Laws and applicable requirements of the TSX (all of the foregoing, the "Required Approvals"), no further filing, consent, or authorization is required by the Company, the Parent, Vasogen, Corp. or any of their boards of directors and/or shareholders. This Agreement and the other Transaction Documents to which they are a party have been duly executed and delivered by the Parent, the Company and Vasogen, Corp., as applicable, and constitute the legal, valid and binding obligations of the Parent, the Company and Vasogen, Corp., as applicable, enforceable against the Parent, the Company and Vasogen, Corp., as applicable, in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and to the extent that rights to indemnity may be limited by applicable law, including the indemnification and contribution provisions of the Registration Rights Agreement.

         (c) Issuance of Securities. The Notes, the Warrants and the Guarantees are free from all taxes (other than a stamp duty charge of 0.15 Euro on the issuance of each of the Notes, that will be paid by the Company), liens and charges with respect to the issue thereof. As of the Closing, a number of shares of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds the maximum number of Common Shares: (i) issuable upon conversion, amortization and/or redemption for Common Shares of the Notes and
(ii) issuable upon exercise of the Warrants. Upon issuance or conversion, amortization and/or redemption in accordance with the terms of the Notes or exercise in accordance with the terms of the Warrants, as the case may be, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Parent, the Company and Vasogen, Corp. of the Securities is exempt from registration under the 1933 Act and from the prospectus and registration requirements of applicable Canadian Securities Laws. The Company has not offered or sold, and it will not offer, sell or transfer the Notes in violation of Irish Securities Laws or in circumstances that would constitute an offer to the public within the meaning of Irish Prospectus Law or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes and nothing herein contained shall be construed as constituting an offer of Notes to the public within the meaning of Irish Prospectus Law or an "invitation to the public" (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes. As used herein, "Irish Prospectus Law" has the meaning set out in the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 and "Irish Securities Laws" means Irish Prospectus Law, the Irish
Companies Acts, 1963 to 2005, the Central Bank Acts, 1942-1999, the Investment Intermediaries Act, 1995 (as amended) and any regulations made thereunder (as each of these may be amended or supplemented from time to time).

         (d) No Conflicts. Except as set forth on Schedule 3(d), the execution, delivery and performance of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes, the Warrants and the Guarantees and reservation for issuance and issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of the Articles of Incorporation, any capital stock of the Parent or any of its Subsidiaries, the Bylaws or any of the organizational documents of the Parent or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Parent or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws or Canadian Securities Laws and regulations and the rules and regulations (A) of the Toronto Stock Exchange (the "TSX") and (B) either of Nasdaq National Market ("Nasdaq") or The Nasdaq Small Cap Market ((A) and (B) collectively, the "Principal Markets" and each individually, a "Principal Market")) applicable to the Parent or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

         (e) Consents. Except as set forth on Schedule 3(e), none of the Parent nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations (none of which is required to be filed or obtained before the Closing): (i) the filing by the Parent of a listing application and a notice for acceptance of a private placement for the Conversion Shares and Warrant Shares with the Principal Markets, which shall be done pursuant to the rules of the Principal Markets, (ii) as may be required under the 1933 Act, the "Blue Sky" laws of various states or the rules and regulations thereunder in connection with the transactions contemplated by the Registration Rights Agreement and (iii) any notices or filings required to be given or made with TSX and Nasdaq, which have been or will be given or made on a timely basis by the Parent. The Parent and its Subsidiaries are unaware of any facts or circumstances that might prevent the Parent from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Parent is not in violation of the listing requirements of either of the

Principal Markets and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.

         (f) Acknowledgment Regarding Buyer's Purchase of Securities. Each of the Parent, the Company and Vasogen, Corp. acknowledges and agrees that the Buyer is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Buyer is not (i) an officer or director of the Parent or the Company, (ii) to the knowledge of each of the Parent and its Subsidiaries, an "affiliate" of the Parent or any of its Subsidiaries (as defined in Rule 144 under the 1933 Act) or (iii) to the knowledge of each of the Parent and its Subsidiaries, a "beneficial owner" of more than 10% of the shares of Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). Each of the Parent, the Company and Vasogen, Corp. further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Parent or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Buyer's purchase of the Securities. Each of the Parent, the Company and Vasogen, Corp. further represents to the Buyer that the Parent's, the Company's and Vasogen, Corp.'s decision to enter into the Transaction Documents has been based solely on the independent evaluation by each of them and their representatives.

         (g) No General Solicitation; Placement Agent's Fees. Neither the Parent nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (including any within the meaning of Regulation D) in connection with the offer or sale of the Securities in the United States or elsewhere or to any United States citizen or resident. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by the Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged SG Cowen & Co., LLC as placement agent (the "Agent") and any co-agents that the Agent may engage pursuant to the Engagement Letter dated as of June 24, 2005 by and between the Agent and the Parent in connection with the sale of the Securities. Other than the Agent, and the co-agents referred to above, if applicable, neither the Parent nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities.

         (h) No Integrated Offering. None of the Parent, its Subsidiaries, any of their affiliates or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Parent or any of its Subsidiaries for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Parent are listed or designated. None of the Parent, its Subsidiaries, their affiliates or any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

         (i) Dilutive Effect. The Parent understands and acknowledges that the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Parent further acknowledges that its obligation to issue Conversion Shares upon conversion, amortization and/or redemption of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with the terms of the Transaction Documents and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Parent.

         (j) Application of Takeover Protections; Rights Agreement. The Parent and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent's Articles of Incorporation which is or could become applicable to the Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Parent's or any of its Subsidiaries' issuance of the Securities and the Buyer's ownership of the Securities. Except as set forth on Schedule 3(j), the Parent has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company.

         (k) SEC-CSA Documents; Financial Statements. During the two (2) years prior to the date hereof, the Parent has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the Canadian Securities Administrators (the "CSA") pursuant to the reporting requirements of the 1934 Act and the Canadian Securities Laws (all of the foregoing filed during the two-year period prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC-CSA Documents"). The Parent has delivered to the Buyer or their respective representatives true, correct and complete copies of the SEC-CSA Documents not available on the EDGAR and SEDAR systems, if any. As of their respective dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Canadian Securities Laws and the rules and regulations of the SEC and the CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC or the CSA as applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Parent included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the CSA with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

         (l) Absence of Certain Changes. Since November 30, 2004, there has been no undisclosed material adverse change and no undisclosed material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole. Except as disclosed in Schedule 3(l), since November 30, 2004, neither the Parent nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $500,000 outside of the ordinary course of business or
(iii) had capital expenditures outside of the ordinary course of business, individually or in the aggregate, in excess of $500,000. Neither the Parent nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Parent, the Company or Vasogen, Corp. have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. Except as disclosed in Schedule 3(l), the Parent, individually, and the Parent and its respective Subsidiaries, taken as a whole, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means, with respect to any Person (as defined in Section 3(s)), (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted or (v) such Person is "unable to pay its debts" (as such term is defined in Section 214 of the Irish Companies Act, 1963 (as amended by Section 2(3) of the Companies (Amendment) Act, 1990)).

         (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to occur with respect to the Parent or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Parent under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Parent of its Common Shares on the date hereof and which has not been publicly announced.

         (n) Conduct of Business; Regulatory Permits. Neither the Parent nor its Subsidiaries is in violation of any term of or in default under its Articles of Incorporation or Bylaws or their organizational charter or certificate of incorporation or Bylaws, respectively. Neither the Parent nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Parent or its Subsidiaries, except for which an acceptance or consent has been obtained, and neither the Parent nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations that would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Parent is not in violation of any of the rules, regulations or requirements of either of the Principal Markets and has no knowledge of any facts or circumstances that would reasonably be expected to lead to delisting or suspension of the Common Shares by either of the Principal Markets in the foreseeable future. Since December 17, 2003, (i) the Common Shares have been designated for quotation on the Principal Markets, (ii) trading in the Common Shares has not been suspended by the SEC, the CSA or either of the Principal Markets and (iii) the Parent has received no communication, written or oral, from the SEC, the CSA or either of the Principal Markets regarding the suspension or delisting of the Common Shares from the Principal Markets. The Parent and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Parent nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. The Parent is a reporting issuer not in default of any requirements under the applicable Canadian Securities Laws and eligible to use the Short Form Prospectus System, established under National Instrument 44-101 of the CSA (the "POP System").

         (o) Foreign Corrupt Practices. Neither the Parent, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Parent or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Parent or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

         (p) Sarbanes-Oxley Act. The Parent is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

         (q) Transactions With Affiliates. Except as set forth in the SEC-CSA Documents filed at least ten days prior to the date hereof and other than the grant of stock options disclosed on Schedule 3(r), none of the officers, directors or employees of the Parent or any of its Subsidiaries is presently a party to any transaction with the Parent or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Parent or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

         (r) Equity Capitalization. As of the date hereof, the authorized share capital of the Parent consists of unlimited Common Shares, of which as of the date hereof, 81,481,250

Common Shares are issued and outstanding, 3,997,631 Common Shares are issuable upon the exercise of options outstanding granted under the Parent's stock option plans, 985,237 Common Shares are issuable upon the exercise of warrants (other than the Aggregate Warrants) outstanding, 72,856 Common Shares are issuable upon the exercise of deferred share units outstanding granted under the Parent's directors' deferred share unit and stock plan, 2,843,925 Common Shares are reserved for issuance under the Parent's stock option plans, 177,144 Common Shares are reserved for issuance under the Parent's directors' deferred share unit and no Common Shares are reserved for issuance pursuant to securities (other than the Aggregate Notes and the Aggregate Warrants) exercisable or exchangeable for, or convertible into, Common Shares. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r): (i) none of the Parent's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Parent and (ii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities. Except as set forth in the SEC-CSA Documents or as disclosed in Schedule 3(r), and other than the Aggregate Notes and the Aggregate Warrants: (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any kind whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to issue additional share capital of the Parent or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries; (ii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined in Section 3(s)) of the Parent or any of its Subsidiaries or by which the Parent or any of its Subsidiaries is or may become bound; (iii) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Parent or any of its Subsidiaries; (iv) there are no agreements or arrangements under which the Parent or any of its Subsidiaries is obligated to register or qualify the sale of any of their securities under the 1933 Act or under any applicable Canadian Securities Laws; (v) there are no outstanding securities or instruments of the Parent or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to redeem a security of the Parent or any of its Subsidiaries; (vi) the Parent does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (vii) the Parent and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC-CSA Documents but not so disclosed in the SEC-CSA Documents, other than those incurred in the ordinary course of the Parent's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or could not reasonably be expected to have a Material Adverse Effect. The Parent has made available to the Buyer true, correct and complete copies of the Parent's and its Subsidiaries' Articles of Incorporation or other organizational documents, as amended and as in effect on the date hereof (the "Articles of Incorporation"), and the Parent's and its Subsidiaries' bylaws, as amended and as in effect on the date hereof (the "Bylaws"), and the terms of all securities convertible into, or exercisable or exchangeable for, shares of Common Shares and the material rights of the holders thereof in respect thereto.

         (s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Parent nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Parent's officers, has or is expected to have a Material Adverse Effect. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; references to Indebtedness of the Parent or the Company shall mean Indebtedness on a consolidated basis; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

         (t) Absence of Litigation. Except as set forth in Schedule 3(t), there is no action, suit, proceeding, inquiry or investigation before or by either of the Principal Markets, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Parent or any of its Subsidiaries, threatened against or affecting the Parent or any of its Subsidiaries, the Common Shares or any of the Parent's or its Subsidiaries' officers or directors in their capacity as such which, individually or in the aggregate, if determined adversely to the Parent or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect.

         (u) Insurance. The Parent and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Parent believes to be prudent and customary in the businesses in which the Parent and its Subsidiaries are engaged. Neither the Parent nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to insure its business at a cost that would not have a Material Adverse Effect.

         (v)  Employee  Relations.  (i)  Neither  the  Parent  nor  any  of  its
Subsidiaries is a party to any collective bargaining agreement or union contract. The Parent and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Parent or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Parent or any such Subsidiary that such officer intends to leave the Parent or any such Subsidiary or otherwise terminate such officer's employment with the Parent or any such Subsidiary. To the knowledge of the Parent and its Subsidiaries, no executive officer of the Parent or any of its Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Parent or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

            (ii) The Parent and its Subsidiaries are in compliance with all United States and Canadian federal, state, provincial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

         (w) Title. The Parent and its Subsidiaries have good and marketable title to all real property and good and valid title to all personal property owned by them which is material to the business of the Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Parent and any of its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect. Any real property and facilities held under lease by the Parent or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as do not interfere with the use made and proposed to be made of such property and buildings by the Parent and its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect.

         (x) Intellectual Property Rights. The Parent and its Subsidiaries own or have licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, formulas, trade secrets, licenses, approvals, governmental authorizations and other intellectual property rights necessary to conduct their respective businesses as now conducted ("Intellectual

Property Rights"). Except as set forth in Schedule 3(x), none of the Parent's or its Subsidiaries' Intellectual Property Rights have expired, terminated or have been abandoned, or are expected to expire, terminate or be abandoned, within three years from the date of this Agreement. Neither the Parent nor any of its Subsidiaries has any knowledge of any infringement by the Parent or any of its Subsidiaries of Intellectual Property Rights of others, which infringement could reasonably be expected to have a Material Adverse Effect. There is no claim, action or proceeding being made or brought, or to the knowledge of the Parent or its Subsidiaries, being threatened against the Parent or any of its Subsidiaries regarding any of their Intellectual Property Rights. Neither the Parent nor the Company is aware of any facts or circumstances which might reasonably be expected to give rise to any of the foregoing infringements or claims, actions or proceedings. The Parent and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except for public disclosure in the U.S. Patent and Trademark Office (and foreign equivalents).

         (y) Environmental Laws. The Parent and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all United States, Irish and Canadian federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

         (z) Subsidiary Rights. Except as set forth in Schedule 3(z), the Parent or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Parent or such Subsidiary.

         (aa) Tax Status. Except as set forth in Schedule 3(aa), the Parent and each of its Subsidiaries (i) has made or filed all material foreign, United States and Canadian federal, state and provincial income and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and none of the officers of the Parent nor the officers of its Subsidiaries know of any reasonable basis for any such claim.

         (bb) Internal Accounting and Disclosure Controls. The Parent and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Parent maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Parent's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

         (cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Parent and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Parent in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

         (dd) Ranking of Notes. No Indebtedness of the Company is senior to the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of the Parent is senior to the Parent Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of Vasogen, Corp. is senior to the Subsidiary Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

         (ee) Shares Freely Tradeable. The Conversion Shares and the Initial Warrant Shares will be freely tradeable under applicable Canadian laws on the TSX from and after February 8, 2006, other than restrictions applicable in the context of a "control distribution" as defined for the purposes of Canadian Securities Laws.

         (ff) Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to the Buyer hereunder will be, or will have been, fully paid or provided for by the Company and/or the Parent (as the case may be), and all laws imposing such taxes will be or will have been complied with.

         (gg) Manipulation of Price. Neither the Parent nor the Company has, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Parent to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Parent.

         (hh) Canadian Prospectus. The Parent (i) is qualified pursuant to National Instrument 44-102, Alternative Forms of Prospectus ("NI44-102"), to file a base shelf prospectus, and (ii) is entitled to include in such a prospectus all of the Registrable Securities (as defined in the Registration Rights Agreement).

         (ii) Disclosure. Each of the Parent, the Company and Vasogen, Corp. confirms that neither it nor any other Person acting on its behalf has provided the Buyer or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. Each of the Parent, the Company and Vasogen, Corp. understands and confirms that the Buyer will rely on the foregoing representations in effecting transactions in the Securities. All disclosure provided to the Buyer regarding the Parent and its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Parent or its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Parent or its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Parent or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Parent but which has not been so publicly announced or disclosed.

         (jj) Vasogen, Corp. Vasogen, Corp. is not a party to any contract or agreement material to the Parent and Vasogen, Corp., taken as a whole or material to the Parent and its Subsidiaries, taken as a whole.

      4. COVENANTS.

         (a) Reasonable Best Efforts. Each party shall use its reasonable best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

         (b) Form D and Blue Sky. The Company and the Parent each agree to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to the Buyer promptly after such filing. The Company and the Parent each shall, on or before the Closing Date, take such action as such party shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyer at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyer on or prior to the Closing Date. Each of the Company and the Parent shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States and the applicable Canadian Securities Laws and applicable requirements of the TSX following each such Closing Date.

         (c) Reporting Status. Until the date on which the Buyer shall have sold at least 90% of the Conversion Shares and Warrant Shares and none of the Notes or Warrants is outstanding (the "Reporting Period"), the Parent shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act and the CSA under applicable Canadian Securities Laws, and the Parent shall continue to timely file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise no longer require such filings and will remain in good standing under Canadian Securities Law and eligible to use the POP System. The Buyer shall promptly notify the Parent of the occurrence of the events causing the cessation of the Parent's obligations hereunder.

         (d) Use of Proceeds. The Company will use the proceeds from the sale of the Notes and Initial Warrants for the repayment of intercompany debt to Parent previously incurred for purposes of research and development activities and for future research and development activities by the Company and/or the Parent as well as for general corporate purposes. The Company will not use the proceeds from the sale of the Notes and Initial Warrants for the (i) repayment of any other outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) redemption or repurchase of any of its equity securities.

         (e) Financial Information. The Parent agrees to send the following to the Buyer during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 40-F or Form 20-F, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act and (ii) copies of any notices and other information made available or given to the shareholders of the Parent generally, contemporaneously with the making available or giving thereof to the shareholders. As used herein "Business Day" means any day other than a Saturday, Sunday, or other day on which commercial banks in New York City are authorized or required by law to remain closed.

         (f) Listing. The Parent shall promptly secure the listing of all of the Conversion Shares and Initial Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Conversion Shares and Warrant Shares from time to time issuable under the terms of the Notes and the Warrants. The Parent shall maintain the Common Shares' listing or authorization for quotation on each of the Principal Markets. Neither the Parent nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on either of the Principal Markets; provided, however, that the Parent makes no covenant regarding the trading price of the Common Shares. The Parent shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

         (g) Fees. Subject to Section 8 below, at the Closing, the Company shall pay an expense allowance to Kings Road Investments Ltd. (a Buyer) or its designee(s) (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement) to cover expenses reasonably incurred by Kings Road Investments Ltd. or any professionals engaged by Kings Road Investments Ltd. in relation to due diligence and investment documentation, in an amount not to exceed $70,000 (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement), which amount shall be withheld by Kings Road Investments Ltd. from its Purchase Price at the Closing in satisfaction of the Company's payment obligation. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by the Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Agent. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyer.

         (h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by a Holder (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and neither the Buyer nor its successor or assign thereof effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Buyer.

         (i) Disclosure of Transactions and Other Material Information. On the first Business Day following the date of this Agreement, the Parent shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (but excluding all schedules to this Agreement, assuming no material non-public information is contained in such schedules), the form of each of the Notes, the Warrants, the Registration Rights Agreement and the Guarantees) as exhibits to such filing (including all attachments, the "6-K Filing") and a material change report on Form 51-102F3 in accordance with National Instrument 51-102 of the CSA with respect thereto (the "Material Change Report"). Upon the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA, the Buyer shall not be in possession of any material, nonpublic information received from the Parent or any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing and the Material Change Report. The Parent shall not, and shall cause each of its Subsidiaries and each of their respective officers, directors, employees and agents, not to, provide the Buyer with any material, nonpublic information regarding the Parent or any of its Subsidiaries from and after the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA without the express written consent of the Buyer. If, after the deadline for the 6-K Filing set forth above, the Buyer has, or reasonably believes it has, received any such material, nonpublic information regarding the Parent or any of its Subsidiaries, it shall provide the Parent with written notice thereof. The Parent shall, within five (5) Trading Days of receipt of such notice except pursuant to Allowable

Grace Periods under the Registration Rights Agreement, make public disclosure of such material, nonpublic information. In the event of a breach of the foregoing covenant by the Parent, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, the Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. The Buyer shall not have any liability to the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure. Subject to the foregoing, neither the Parent nor the Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, that the Parent shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith or (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Buyer shall be consulted by the Parent in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the Buyer, which shall be deemed to have been received in respect of the filing of the Transaction Documents with the 6-K Filing and the filing of the Material Change Report, neither the Parent nor any of its Subsidiaries shall disclose the name of the Buyer in any filing, announcement, release or otherwise other than in a prospectus for the resale of the Conversion Shares, to which consent is deemed given hereby or as otherwise required by law to specifically name the Buyer.

         (j) Restriction on Redemption and Cash Dividends. So long as any Notes are outstanding, neither the Company nor the Parent shall, directly or indirectly, redeem, repurchase, or otherwise acquire for value or declare or pay any dividend or distribution on, the Common Shares without the prior express written consent of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes. Notwithstanding the foregoing, nothing herein shall prevent the Company or the Parent from satisfying its obligations under the Aggregate Notes and the Aggregate Warrants.

         (k) Additional Notes; Variable Securities; Dilutive Issuances. So long as the Buyer or any Other Buyer beneficially owns any Notes or Other Notes, as applicable, the Company shall not issue any Notes or Other Notes other than to the Buyers as contemplated by this Agreement or the Other Purchase Agreements, as applicable, and neither the Company nor the Parent shall issue any other securities that would cause a breach or default under the Notes or Other Notes, as applicable, while such Notes or Other Notes are outstanding. Until the earlier of three (3) years from the Closing and the date the Buyer or any Other Buyer no longer beneficially own any Securities, neither the Company nor the Parent shall, in any manner, issue or sell any rights, warrants or options (other than the Aggregate Notes and Aggregate Warrants) (i) to subscribe for or purchase Common Shares or (ii) which are directly or indirectly convertible into or exchangeable or exercisable for Common Shares, in each of cases (i) and (ii), at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price. Until the Effectiveness Date (as defined in the Registration Rights Agreement), neither the Company nor the Parent shall, in any manner, enter into or effect any Dilutive Issuance (as defined in the

Notes).

         (l) Corporate Existence. So long as the Buyer beneficially owns any Notes or Warrants, neither the Company nor the Parent shall be party to any Fundamental Transaction (as defined in the Notes) unless the Company and the Parent, as applicable, is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

         (m) Reservation of Shares. The Parent shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, after the Closing Date, the maximum number of shares of Common Shares issuable upon conversion, amortization and/or redemption of all of the Notes and shares of Common Shares issuable upon exercise of the Warrants.

         (n) Conduct of Business. The business of the Company, the Parent and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

         (o) Additional Issuances of Securities.

            (i) For purposes of this Section 4(o), the following definitions shall apply.

                (1)  "Convertible  Securities"  means  any  stock or  securities
        (other than the Aggregate Notes, Aggregate Warrants or Options) convertible into or exercisable or exchangeable for shares of Common Shares.

                (2) "Options" means any rights, warrants (other than the Aggregate Warrants) or options to subscribe for or purchase shares of Common Shares or Convertible Securities.

                (3) "Common Share Equivalents" means, collectively, Options and Convertible Securities.

         (ii) As long as 15% of the original principal amount of the Notes issued at the Closing are outstanding, from the Closing Date until the eighteen month anniversary of the Closing Date, the Parent will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Common Shares or Common Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement") unless the Parent shall have first complied with this Section 4(o)(ii).

                (1) The Parent shall deliver to the Buyer by facsimile a written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange

        (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement within one Business Day of the determination of the terms of such Subsequent Placement, which Offer Notice shall (x) identify and describe the Offered Securities, (y) describe the price range and other terms upon which they are expected to be issued, sold or exchanged, and the number or amount of the Offered Securities expected to be issued, sold or exchanged and (z) offer to issue and sell to or exchange with the Buyer (which offer being non-transferable to any successor to or transferee of the Buyer) a pro rata portion of 35% of the Offered Securities allocated among the Buyer and the Other Buyers (collectively, the "Buyers") including (a) those based on such Person's pro rata portion of the aggregate principal amount of Notes purchased hereunder and pursuant to the Other Purchase Agreements (the "Basic Amount"), and (b) if the Buyer elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of Other Buyers as the Buyer shall indicate it will purchase or acquire should the Other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount").

                (2) To accept an Offer, in whole or in part, the Buyer must deliver a written notice to the Company prior to the end of the first
        (1st) full Business Day after the Buyer's receipt of the Offer Notice (for purposes of this Section 4(o)(ii)(2), notwithstanding the provisions of Section 9(f), receipt of the Offer Notice shall not be deemed to have occurred until the Buyer shall have physically received such Offer Notice (the "Offer Period"), setting forth the portion of the Buyer's Basic Amount that the Buyer elects to purchase and, if the Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that the Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be deemed to have elected to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Parent to the extent it deems reasonably necessary.

                (3) The Parent shall have twenty (20) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "Refused Securities"), but only upon terms and conditions (including, without limitation, unit prices and interest rates within the range specified in the Offer) that are not more favorable to the acquiring person or persons or less favorable to the Parent than those set forth in the Offer Notice.

                (4) In the event the Parent shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in

        Section 4(o)(ii)(3) above), then each Buyer may, at its sole option and in its sole discretion, subject to the following sentence, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(o)(ii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Parent actually proposes to issue, sell or exchange (including Offered
        Securities to be issued or sold to Buyers pursuant to Section 4(o)(ii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that the Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Parent may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(o)(ii)(1) above. Provided that the Buyer has been advised by the Parent electronically or by telephone (with verbal confirmation of receipt) by 5:00pm New York Time, the Buyer must make its election to reduce referred to above no later than 8:00am New York Time the following Business Day.

                (5) Upon the closing of the issuance, sale or exchange of all or less than all of the Offered Securities, the Buyers shall acquire from the Parent, and the Parent shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(o)(ii)(4) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to (i) the preparation, execution and delivery by the Parent and the Buyers of a purchase agreement relating to such Offered Securities substantially in the form negotiated with the purchasers of the Offered Securities other than the Buyers but reasonably satisfactory in form and substance to the Buyers and their respective counsel, (ii) the Buyers' satisfaction, in their sole discretion, with both (I) the final price and (II) the substantive final terms and/or conditions that differ from those contained in the Offer Notice, and (iii) the Buyers' reasonable satisfaction with the identity of the other persons or entities to which the Offered Securities will be sold.

                (6) Any Offered Securities not acquired by the Buyers or other Persons in accordance with this Section 4(o)(ii) may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

            (iii) The restrictions contained in subsection (ii) of this Section 4(o) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes or securities issued in connection with (A) any public offering or (B) any offering of securities convertible into Common Shares pursuant to Rule 144A under the 1933 Act).

         (p) Holding Period. For the purposes of Rule 144 and applicable Canadian Securities Laws, the Company acknowledges that the holding period of the Conversion Shares may be tacked onto the holding period of the Notes and the Parent and the Company agree not to take a position contrary to this Section 4(p).

         (q) Letter of Credit.

            (i) On or prior to the Closing Date, the Company shall obtain an irrevocable letter of credit (the "Letter of Credit"), in the amount of $10,000,000 issued in favor of Kings Road Investments Ltd. (the "LC Agent") by a bank acceptable to such LC Agent (the "Letter of Credit Bank") and in form and substance acceptable to such LC Agent. Subject to the last three sentences of this Section (q)(i), the Letter of Credit shall expire not earlier than 91 days after the Maturity Date of the Notes (the "LC Expiration Date"). Upon the occurrence and during the continuance of an Event of Default under (and as defined in) any of the Aggregate Notes, the LC Agent shall be entitled to draw under the Letter of Credit for the full Letter of Credit Amount (as defined in the Aggregate Notes) then available thereunder, it being understood that the LC Agent shall act for the benefit of the Buyers on a pro rata basis based on the principal amount of the Aggregate Notes held by each of the Buyers and hold such amount as collateral security for the obligations under the Aggregate Notes for the benefit of the Buyers. The Company shall obtain such renewals, extensions or replacements of the Letter of Credit as necessary to ensure that the Letter of Credit shall not expire prior to the LC Expiration Date (unless the Letter of Credit shall have been reduced to zero in accordance with the terms contained in this Section 4(q) prior to such date). If, at any time, the Company cannot obtain a renewal, extension or replacement of the Letter of Credit such that the Letter of Credit will expire prior to the LC Expiration Date (a "Withdrawal Event"), the Company and the Letter of Credit Bank shall each give the LC Agent written notice of the occurrence of a Withdrawal Event at least forty-five (45) days prior to the then current expiration date of the Letter of Credit. Following a Withdrawal Event, the LC Agent shall be entitled to draw down the Letter of Credit Amount in its entirety (whether or not an Event of Default shall have occurred or be continuing under any of the Notes) and hold such amount as collateral security for the obligations under the Notes for the benefit of the Buyers.

            (ii) If more than $23 million of the Aggregate Notes are converted, redeemed or amortized pursuant to the terms of the Aggregate Notes, the Company shall promptly deliver a notice to the LC Agent (the "LC Reduction Notice"), certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal one-half of the difference between $17 million and the aggregate principal amount of the Aggregate Notes then outstanding. After delivery of the initial LC Reduction Notice, if the outstanding principal amount of the Aggregate Notes has been reduced by $2 million or more from the time of the prior LC Reduction Notice, the Company may deliver a subsequent LC Reduction Notice to the LC Agent certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal the difference between (A) one-half of the difference between (i) $17 million and (ii) the aggregate principal amount of the Aggregate Notes then outstanding and (B) the aggregate amount of any prior reductions of the Letter of Credit Amount. Within 10 days of the receipt of any such LC Reduction Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the reduction of the Letter of Credit Amount to the Company as set forth in the LC Reduction Notice.

            (iii) If the Company obtains FDA Approval (as defined in the Notes), the Company shall promptly deliver a written notice to the LC Agent (the "Letter of Credit Notice"), certifying as to the occurrence of such event and a copy of such FDA Approval. Within 10 days of the receipt of the Letter of Credit Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the release and return of the Letter of Credit Amount to the Company.

            (iv) Notwithstanding the foregoing, if the LC Agent reasonably disagrees with the contents of either a LC Reduction Notice or a Letter of Credit Notice or the Company disagrees with any action taken or omitted to be taken by the LC Agent, such party shall use the dispute resolution procedures contained in Section 25 of the Notes.

            (v) Kings Road Investments Ltd. is hereby appointed as the LC Agent for the Buyer hereunder, and the Buyer hereby authorizes the LC Agent (and its officers, directors, employees and agents) to take any and all such actions on behalf of the Buyer with respect to the Letter of Credit in accordance with the terms of this Agreement. The LC Agent shall not have, by reason hereof or any of the other Transaction Documents, a fiduciary relationship in respect of the Buyer. Neither the LC Agent nor any of its officers, directors, employees and agents shall have any liability to the Buyer for any action taken or omitted to be taken in connection hereof except to the extent caused by its own gross negligence or willful misconduct, and the Buyer agrees to defend, protect, indemnify and hold harmless the LC Agent and all of its officers, directors, employees and agents (collectively, the "Indemnitees") from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) (the "Losses") incurred by such Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Indemnitee of the duties and obligations of the LC Agent pursuant hereto; provided, however, that the Buyer shall not be required to indemnify the Indemnitees to the extent any such Losses are the result of the LC Agent's fraud or willful misconduct.

         (r) Trading Restrictions. Neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may purchase, sell or enter into any put option, short position or similar arrangement with respect to securities of the Parent that violates Current Securities Laws or otherwise trade in the securities of the Parent in violation of applicable Current Securities Laws. In addition, during each Company Conversion Measuring Period (as defined in the Notes) neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may engage in a Restricted Activity other than the sale of Common Shares received upon a Company Conversion (as defined in the Notes), upon a conversion, amortization or redemption of Notes pursuant to Section 3 of the Notes, upon exercise of any Warrants, or the transfer of any Notes or Warrants as permitted by their terms. "Restricted Activity" means, (a) any Acquisition or Disposition, in open market transactions of (i) any Common Shares or (ii) any securities convertible into or exchangeable for or derivative of Common Shares and (b) any other action taken intentionally for the purpose of manipulating the price of Common Shares. "Acquisition" means any direct or indirect voluntary acquisition or purchase (other than by merger, consolidation, combination, recapitalization or other reorganization, or by operation of law). "Disposition" means any direct or indirect voluntary sale, or monetization, including through a Subsidiary or by means of an equity offering by any such Subsidiary, but shall not include, any of the actions contemplated by
Section 4(h) or any disposition thereunder. "Current Securities Laws" means the rules and regulations, existing on the date hereof, of the 1933 Act, the 1934 Act and the Canadian Securities Laws, in each case as are set forth in currently disseminated interpretations by the SEC or the CSA, as applicable, in writing, through rules, regulations, releases, no-action letters or published telephone interpretations.

         (s)  Acknowledgement  Regarding  Buyer's Trading  Activity.  Subject to
Section 4(r) of this Agreement, it is understood and agreed by the Parent and the Company (i) that, to the knowledge of the Parent, the Buyer has not been asked to agree, nor has the Buyer agreed, to desist from purchasing or selling, long and/or short, securities of the Parent, or "derivative" securities based on securities issued by the Parent or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by the Buyer, including, without limitation, Short Sales or "derivative" transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Parent's publicly-traded securities;
(iii) that the Buyer, and counter parties in "derivative" transactions to which the Buyer is a party, directly or indirectly, presently may have a "short" position in the Common Shares or an economically comparable position; and (iv) that, to the knowledge of the Parent, the Buyer shall not be deemed to have any affiliation with or control over any arm's length counter party in any "derivative" transaction. Subject to Section 4(r) of this Agreement and notwithstanding any other provisions of this Agreement and the provisions of the Transaction Documents, the Parent further understands, acknowledges and agrees that (a) the Buyer may engage in hedging and/or trading activities at any time during the period that the Securities are outstanding, including, without limitation, during the periods that the number and/or value of the Conversion Shares deliverable with respect to Securities are being determined and (b) such hedging and/or trading activities (if any) could reduce the value of the existing stockholders' equity interests in the Parent both at and after the time that the hedging and/or trading activities are being conducted. The Parent and the Company acknowledge that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants or any of the documents executed in connection herewith.

         (t) Subsidiaries; Guaranty. To the extent any Subsidiary of the Parent that comes into existence after the date hereof has assets transferred into it having a fair market value of $1,000,000, individually, or $5,000,000 in the aggregate, each such Subsidiary shall promptly enter into a guarantee substantially in the form attached hereto as Exhibit D-2.

         (u) Amendment to Other Security Purchase Agreements. Neither the Company nor the Parent shall amend any of the Other Purchase Agreements without first offering the same terms to the Buyer hereunder.

         (v) No Conflicts with Irish Law. The Parent and the Company covenant and agree that:

            (i) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Section 60 nor Section 286 of the Irish Companies Act, 1963.

            (ii) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Part XI of the Irish Companies Act, 1990.

         (w) Change to DTC Brokerage Account Information. If the Buyer seeks at any time to make any changes to the DTC brokerage account information which the Buyer has provided pursuant to Section 6(d) hereof, the Buyer shall deliver to the Parent a new form, substantially in the form of Exhibit E, setting forth revised DTC brokerage account information. The Parent shall be obligated to use, beginning no later than five (5) Business Days after receipt thereof, such revised DTC brokerage account information for any delivery of Common Shares required under the Transaction Documents.

      5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

         (a) Register. The Company and the Parent shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants, as applicable, in which the Company and the Parent shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company and the Parent shall keep the register open and available at all times during business hours for inspection by the Buyer or its legal representatives.

         (b) Transfer Agent Instructions. The Parent shall issue treasury instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of the Buyer or its respective nominee(s), for the Conversion Shares and the Warrant Shares issued upon conversion, amortization or redemption of the Notes or exercise of the Warrants in such amounts as specified from time to time by the Buyer to the Parent or by the Parent, as the case may be, upon conversion, amortization and/or redemption of the Notes or exercise of the Warrants substantially in the form attached as Exhibit I to the Notes and Warrants, respectively (the "Treasury Instructions"). The Parent warrants that no instruction other than the Treasury Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Parent to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Parent and the Company as and to the extent provided in this Agreement and the other Transaction Documents. If the Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f) and the other provisions of the Transaction Documents, subject to Section 9(s), the Parent and the Company shall permit the transfer and, in the case of a transfer of Common Shares, the Parent shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144 or Rule 904, subject to Section 9(s), the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. Each of the Parent and the Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer. Accordingly, the Parent and the Company acknowledge that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Parent or the Company of the provisions of this
Section 5(b), that the Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

      6. CONDITIONS TO THE COMPANY'S AND THE PARENT'S OBLIGATION TO SELL.

         The obligation of the Company hereunder to issue and sell the Notes and the obligation of the Parent to issue the Initial Warrants to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's and the Parent's sole benefit and may be waived by the Company and the Parent at any time in their sole discretion by providing the Buyer with prior written notice thereof:

         (a) The Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company and the Parent.

         (b) The Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of Kings Road Investments Ltd., the amounts withheld pursuant to Section 4(g)) for the Notes and the Other Notes and the Warrants and the Other Warrants being obtained by the Buyers at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

         (c) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

         (d) The Buyer shall have completed and delivered to the Parent the DTC brokerage account information form with respect to the Buyer in substantially the form of Exhibit E attached hereto.

      7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

      The obligation of the Buyer hereunder to purchase the Notes and the Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer's sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

         (a) The Company  shall have duly  executed and  delivered to the Buyer:
(A) the Notes (in such principal amounts as the Buyer shall request) being obtained by the Buyer at the Closing pursuant to this Agreement and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (b) The Parent shall have duly executed and delivered to the Buyer: (A) the Warrants (in such allocations as the Buyer shall request) being received by the Buyer at the Closing pursuant to this Agreement; (B) the Parent Guaranty, and (C) to the extent it is a party thereto, each of the other Transaction Documents.

         (c) Vasogen, Corp. shall have duly executed and delivered to the Buyer:
(A) the Subsidiary Guaranty, and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (d) The Buyer shall have received the opinion of Lang Michener LLP, the
Parent's   outside  Canadian   counsel,   dated  as  of  the  Closing  Date,  in
substantially the form of Exhibit F-1 attached hereto.

         (e) The Buyer shall have received the opinion of Eugene F. Collins Solicitors, the Company's outside Irish counsel, dated as of the Closing Date, in substantially the form of Exhibit F-2 attached hereto.

         (f) The Buyer shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Company's outside United States counsel, dated as of the Closing Date, in substantially the form of Exhibit F-3 attached hereto.

         (g) The Parent shall have delivered to the Buyer a certificate of compliance with the CBCA of the Parent, and the Company shall have delivered to the Buyer a certificate evidencing the formation and status of the Company in the Company's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Closing Date.

         (h) The Parent shall have delivered to the Buyer a certificate evidencing the Parent's qualification as a foreign corporation (if applicable) and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Parent conducts business and such qualification is required, as of a date within 10 days of the Closing Date. The Company shall have delivered to the Buyer a Letter of Status from the Companies Registration Office in Dublin, Ireland.

         (i) The Parent shall have delivered to the Buyer a certified copy of the Articles of Incorporation of the Parent, and the Company shall have delivered to the Buyer a certified copy of its Memorandum and Articles of Association of the Company, in each case as certified by the Secretary of State (or equivalent) in the applicable jurisdiction of incorporation within ten (10) days of the Closing Date.

         (j) The Parent shall have delivered to the Buyer a certificate, executed by the Secretary of the Parent and the Company shall have delivered to the Buyer a certificate, executed by a Director of the Company, in each case dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by such entity's board of directors in a form reasonably acceptable to the Buyer, (ii) the Articles of Incorporation, as in effect at the Closing, of each such entity and (iii) the Bylaws, as in effect at the Closing, of each such entity in the form attached hereto as Exhibit G.

         (k) The  representations  and  warranties of the Company and the Parent
shall  be  true  and  correct  in  all  material   respects  (except  for  those
representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company and the Parent shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company and/or the Parent, as applicable at or prior to the Closing Date.

         (l) The Parent shall have delivered to the Buyer a letter from the Parent's transfer agent certifying the number of shares of Common Shares outstanding as of a date within five days of the Closing Date.

         (m) The Common Shares (i) shall be designated for quotation or listed on each of the Principal Markets and (ii) shall not have been suspended, as of the Closing Date, by the SEC, the CSA or either of the Principal Markets from trading on the Principal Markets nor shall suspension by the SEC, the CSA or either of the Principal Markets have been threatened, as of the Closing Date, either (A) in writing by the SEC, the CSA or either of the Principal Markets or
(B) by falling below the minimum listing maintenance requirements of either of the Principal Markets.

         (n) The Company and the Parent shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

         (o) There shall be no Indebtedness of the Parent or any of its Subsidiaries other than Indebtedness which is pari passu with or subordinate to the Notes and the Guarantees, as applicable, so long as such Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until 91 days after the Maturity Date (as defined in the Notes) or later; provided, that (I) the Company, the Parent or Vasogen, Corp. may incur Indebtedness that is secured by assets purchased with the proceeds of such Indebtedness, (II) the Parent, the Company or Vasogen, Corp. may incur purchase money Indebtedness for the purpose of financing the acquisition of equipment to be acquired or held by the Company, the Parent or Vasogen, Corp. in the ordinary course of business, provided, that the principal amount of such Indebtedness shall not materially exceed 80% of the cost of the property so acquired, and
(III) the Company, the Parent and/or Vasogen, Corp. may incur Indebtedness owed to the Parent or any of its Subsidiaries.

         (p) The approval of each of the Principal Markets for the issuance of the Securities contemplated hereby and conditional listing of the Conversion Shares and the Warrant Shares shall have been obtained.

         (q) The Company and the Parent shall have delivered to the Buyer such other documents relating to the transactions contemplated by this Agreement as the Buyer or its counsel may reasonably request.

         (r) The Company shall have obtained and delivered the Letter of Credit pursuant to the terms of Section 4(q) hereof.

         (s) The Company and the Parent shall have entered into one or more security purchase agreements (the "Other Purchase Agreements") relating to the sale and purchase of securities on substantially identical terms to this Agreement, that provide for the aggregate sale (when combined with this Agreement) of $40,000,000 in aggregate principal amount of Aggregate Notes and Aggregate Warrants.

      8. TERMINATION.

      In the event that the  Closing  shall not have  occurred  on or before ten
(10) Business Days from the date hereof due to the Company's, the Parent's or the Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8 due to any breach of a representation, warranty, covenant or agreement by the Company or the Parent, the Company shall remain obligated to reimburse the non-breaching Buyer for the expenses described in Section 4(g) above.

      9. MISCELLANEOUS.

         (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company, the Parent and Vasogen, Corp. have appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as their agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE

ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

         (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

         (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

         (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements among the Buyer, the Parent, the Company, Vasogen, Corp., their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, none of the Parent, the Company, Vasogen, Corp. or the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parent, the Company, Vasogen, Corp. and the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on the Buyer and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with the Buyer relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

         (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

             If to the Company:

                      Vasogen Ireland Limited
                      Shannon Airport House
                      Shannon
                      Co. Clare
                      Ireland
                      Telephone:  353-61-472-844
                      Facsimile:  353-1-886-9359
                      Attention:  Mr. Kevin Donovan, Director

                      With a copy (for informational purposes only) to:

                      Vasogen Inc.
                      Vasogen, Corp.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer: cwaddick@vasogen.com;
                                  and
                                  Vice President, Corporate & Legal Affairs:
                                  jlesaux@vasogen.com;
                                  and for purposes of the Note, the Controller: gneil@vasogen.com

                      Lang Michener LLP
                      BCE Place, P.O. Box 747
                      Suite 2500, 181 Bay Street
                      Toronto, Ontario
                      M5J 2T7
                      Telephone:  (416) 307-4040
                      Facsimile:  (416) 365-1719
                      Attention:  Geofrey Myers, Esq.

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      1285 Avenue of the Americas
                      New York, New York 10019-6064
                      Telephone:  (212) 373-3000
                      Facsimile:  (212) 757-3990
                      Attention:  Edwin S. Maynard, Esq.

             If to the Parent or Vasogen, Corp.:

                      Vasogen Inc.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer; and
                                  Vice President, Corporate & Legal Affairs

                      With a copy (for informational purposes only) to:

                      the Company
                      (at the address listed above)

                      Lang Michener LLP
                      (at the address listed above)

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      (at the address listed above)

             If to the Transfer Agent:

                      Mellon Investor Services LLC
                      85 Challenger Road
                      Ridgefield Park, NJ 07660
                      Telephone:  (201) 329-8833
                      Facsimile:  (201) 329-8922
                      Attention:  Ms. Diane Almonte

If to the Buyer, to its address and facsimile number set forth on the Buyer Schedule, with copies to the Buyer's representatives as set forth on the Buyer Schedule,

         with a copy (for informational purposes only) to:

                  Schulte Roth & Zabel LLP
                  919 Third Avenue
                  New York, New York 10022
                  Telephone:  (212) 756-2000
                  Facsimile:  (212) 593-5955
                  Attention:  Eleazer N. Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.
Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

         (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants. None of the Company, the Parent or Vasogen, Corp. shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). The Buyer may assign some or all of its rights hereunder without the consent of the Company in connection with a transfer by the Buyer of the Notes and Warrants in private transactions in accordance with the terms thereof, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

         (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Parent, the Company, Vasogen, Corp. and the Buyer contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing.

         (j) Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars ("US Dollars"). All amounts owing under this Agreement or any Transaction Document shall be paid in US Dollars. All amounts denominated in other currencies shall be converted in the US Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US Dollars pursuant to this Agreement, the US Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

         (k) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         (l) Indemnification. In consideration of the Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's and the Parent's other obligations under the Transaction Documents, the Company and the Parent, jointly and severally, shall defend, protect, indemnify and hold harmless the Buyer and each other holder of the Securities (other than Persons holding only Securities purchased in open market transactions) and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any material inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents or any inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents that is qualified by materiality or Material Adverse Effect, (b) any breach in any material respect of any covenant, agreement or obligation of the Company, the Parent or Vasogen, Corp. contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company, the Parent or Vasogen, Corp.) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities or (iii) the status of the Buyer or holder of the Securities as an investor in the Company or the Parent pursuant to the transactions contemplated by the Transaction Documents; provided, that indemnification pursuant to this clause (iii) shall not be available to the extent arising primarily from the Buyer's fraud, gross negligence or willful misconduct. To the extent that the foregoing undertaking by the Company or the Parent may be unenforceable for any reason, the Company and the Parent shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

         (m) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

         (n) Remedies. The Buyer and each holder of the Securities (other than Persons holding only Securities purchased in open market transactions) shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company, the Parent and Vasogen, Corp. recognize that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyer. The Company, the Parent and Vasogen, Corp. therefore agree that the Buyer shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

         (o) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Buyer exercises a right, election, demand or option under a Transaction Document and the Company, the Parent or Vasogen, Corp. does not timely perform its related obligations within the periods therein provided, then the Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, the Parent or Vasogen, Corp., as applicable, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

         (p) Payment Set Aside. To the extent that the Company, the Parent or Vasogen, Corp. makes a payment or payments to the Buyer or pursuant to any of the other Transaction Documents or the Buyer enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, the Parent, Vasogen, Corp., a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, United States or Canadian federal, state or provincial law, foreign law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

         (q) Independent Nature of Buyer's Obligations and Rights. The obligations of the Buyer under any Transaction Document are several and not joint with the obligations of any Other Buyer, under the Other Purchase
Agreements, and the Buyer shall not be responsible in any way for the performance of the obligations of any Other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by the Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. The Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any Other Buyer to be joined as an additional party in any proceeding for such purpose.

         (r) Judgment Currency.

            (i) If for the purpose of obtaining or enforcing judgment against the Company, the Parent or Vasogen, Corp. in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(r) referred to as the "Judgment Currency") an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

                (1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

                (2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the "Judgment Conversion Date").

            (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(r)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

            (iii) Any amount due from the Company, the Parent or Vasogen, Corp. under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

         (s) Opinion to Transfer Agent. Assuming that the Buyer (i) is a Qualified Institutional Buyer (as such term is defined in Rule 144A under the 1933 Act) (a "QIB") as of the date hereof, (ii) will offer and sell any Common Shares the Buyer receives upon any conversion, amortization and/or redemption of a Note (including, without limitation, pursuant to Section 3, 5, 8, 9 or 10 of the Note) or any exercise of a warrant (including, without limitation, pursuant to Section 1 of the Warrant) pursuant to an effective registration statement or pursuant to Rule 904 or Rule 144 under the 1933 Act (any such method of offer and sale, an "Approved Method"), (iii) for purposes of an offer or sale under Rule 904 under the 1933 Act, is not an affiliate (as such term is defined in Rule 144 under the 1933 Act) (an "Affiliate") of the Parent as of the date hereof and (iv) will promptly notify the Parent and the Company if the Buyer ceases to be a QIB, chooses to offer or sell such Common Shares pursuant to a method other than an Approved Method, or becomes an Affiliate of the Parent (any such notice, a "Notice"), then the Parent will direct Paul, Weiss, Rifkind, Wharton & Garrison LLP to deliver a standing opinion to the transfer agent in substantially the form attached to the Transfer Agent Instructions on the Effectiveness Date. The Buyer covenants that it will comply with clause (iv) above and represents and warrants that the assumptions set forth in clauses (i) through (iii) above are true and correct with respect to the Buyer as of the date hereof, and will continue to be true and correct with respect to the Buyer, except as set forth in a Notice.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Buyer, the Company, the Parent and Vasogen, Corp. have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


SIGNED,   SEALED  AND   DELIVERED  BY  KEVIN
DONOVAN  AS A  DEED  FOR  AND ON  BEHALF  OF
VASOGEN IRELAND LIMITED  PURSUANT TO A POWER
OF ATTORNEY                                   ----------------------------------


Signature of Witness:
                      ----------------------------
Name:
      --------------------------------------------

Address:
         -----------------------------------------

Occupation:
            --------------------------------------







                [Signature Page to Securities Purchase Agreement]

                                        VASOGEN INC.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:


                                        VASOGEN, CORP.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:










                [Signature Page to Securities Purchase Agreement]

                                        CASTLERIGG MASTER
                                        INVESTMENTS LTD.


                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:







                [Signature Page to Securities Purchase Agreement]



                                                           BUYER SCHEDULE

      (1)                      (2)                          (3)           (4)           (5)                      (6)



                                                         Aggregate
                                                         Principal     Number of
                          Address and                    Amount of      Warrant                     Legal Representative's Address
     Buyer              Facsimile Number                   Notes         Shares    Purchase Price       and Facsimile Number
------------------------------------------------------------------------------------------------------------------------------------
Castlerigg Master  c/o Sandell Asset Management Corp.    $8,000,000      666,667     $8,000,000
Investments Ltd.   40 West 57th Street, 26th Floor
                   New York, NY 10019
                   Attention: Cem Hacioglu
                   Facsimile: (212) 603-5710
                   Telephone: (212) 603-5700
                   Residence: Curacao, Netherland
                   Antilles

-----------------------------------------------------------------------------------------------------------------------------------

                                    EXHIBITS
                                    --------


Exhibit A       Form of Notes
Exhibit B       Form of Warrants
Exhibit C       Registration Rights Agreement
Exhibit D-1     Form of Parent Guaranty
Exhibit D-2     Form of Subsidiary Guaranty
Exhibit E       Form of DTC Brokerage Account Information Form
Exhibit F-1     Form of Outside Canadian Counsel Opinion
Exhibit F-2     Form of Outside Irish Counsel Opinion
Exhibit F-3     Form of Outside United States Counsel Opinion
Exhibit G       Form of Secretary's Certificate



                                   SCHEDULES
                                   ---------



Schedule 2(b)      Accredited Investor Certificate
Schedule 3(a)      Subsidiaries
Schedule 3(d)      No Conflicts
Schedule 3(e)      Consents
Schedule 3(j)      Rights Plan
Schedule 3(l)      Absence of Certain Changes
Schedule 3(r)      Capitalization
Schedule 3(s)      Indebtedness and Other Contracts
Schedule 3(t)      Litigation
Schedule 3(x)      Intellectual Property
Schedule 3(z)      Subsidiary Rights
Schedule 3(aa)     Tax Status

                                   SCHEDULE 2B

                         ACCREDITED INVESTOR CERTIFICATE

The Purchaser certifies that it/he/she and any beneficial purchaser are each a resident of Canada or is otherwise subject to the Securities Legislation of Canada, and the Purchaser or the disclosed beneficial purchaser, as applicable, is an "accredited investor" as defined in National Instrument 45-106 - Prospectus and Registration Exemptions ("NI 45-106") and, as at the Closing, the Purchaser or the beneficial purchaser, as applicable, qualifies as one of more of the following and acknowledges that the Issuer is relying on this certificate in determining to sell securities to the undersigned. (Please insert a checkmark in the box beside each applicable paragraph)

      "accredited investor" means

      (a)   a Canadian financial institution, or a Schedule III bank;        |_|

      (b)   the Business  Development Bank of Canada  incorporated  under    |_|
            the Business Development Bank of Canada Act (Canada);

      (c)   a subsidiary of any person  referred to in paragraphs  (a) or    |_|
            (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

      (d)   a person  registered  under the  securities  legislation of a    |_|
            jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

      (e)   an  individual  registered or formerly  registered  under the    |_|
            securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

      (f)   the Government of Canada or a jurisdiction of Canada,  or any    |_|
            crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

      (g)   a  municipality,  public board or  commission in Canada and a    |_|
            metropolitan community, school board, the Comite de gestion de la taxe scolaire de l'ile de Montreal or an intermunicipal management board in Quebec;

      (h)   any national,  federal,  state,  provincial,  territorial  or    |_|
            municipal government of or in any foreign jurisdiction, or any agency of that government;

      (i)   a pension  fund that is regulated by either the Office of the    |_|
            Superintendent  of  Financial   Institutions  (Canada)  or  a
            pension commission or similar regulatory authority of a jurisdiction of Canada;

      (j)   an   individual   who,   either   alone  or  with  a  spouse,    |_|
            beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

      (k)   an individual whose net income before taxes exceeded $200,000    |_|
            in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

      (l)   an  individual  who,  either alone or with a spouse,  has net    |_|
            assets of at least $5,000,000;

      (m)   a person,  other than an individual or investment  fund, that    |_|
            has net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

      (n)   an investment  fund that  distributes or has  distributed its    |_|
            securities only to

            (i) a person that is or was an accredited investor at the
                time of the distribution,

            (ii) a person that acquires or acquired securities in the
                 circumstances referred to in section 2.10 of NI 45-106 (being that (I) the person purchases as principal, (II) the security has an acquisition cost to the purchaser of not less than $150,000 paid in cash at the time of the trade, and (III) the trade is in the security of a single issuer), and section 2.19 of NI 45-106 (being a trade by an investment fund in a security of its own issue to a security holder of the investment fund where
                 (I) the security holder initially acquired securities of the investment fund as principal for an acquisition cost of not less than $150,000 paid in cash at the time of the trade, (II) the subsequent trade is for a security of the same class or series as the initial trade, and
                 (III) the security holder, as at the date of the subsequent trade, holds securities of the investment fund that have an acquisition cost of not less than $150,000 or a net asset value of not less than $150,000); or

            (iii) a person described in paragraph (i) or (ii) that
                  acquires or acquired securities under section 2.18 of NI 45-106 [Investment fund reinvestment];

      (o)   an  investment  fund  that  distributes  or  has  distributed    |_|
            securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Quebec, the securities regulatory authority, has issued a receipt;

      (p)   a trust company or trust corporation registered or authorized    |_|
            to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

      (q)   a person acting on behalf of a fully managed  account managed    |_|
            by that person, if that person

            (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

            (ii) in Ontario, is purchasing a security that is not a
                 security of an investment fund;

      (r)   a registered  charity under the Income Tax Act (Canada) that,    |_|
            in  regard  to  the  trade,   has  obtained  advice  from  an
            eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

      (s)   an  entity  organized  in  a  foreign  jurisdiction  that  is    |_|
            analogous  to any of the entities  referred to in  paragraphs
            (a) to (d) or paragraph (i) in form and function;

      (t)   a person in respect of which all of the owners of  interests,    |X|
            direct,   indirect  or  beneficial,   are  persons  that  are
            accredited investors;

      (u)   an investment fund that is advised by a person registered as     |_|
            an adviser or a person that is exempt from registration as an adviser; or

      (v)   a person that is recognized  or designated by the  securities    |_|
            regulatory authority or, except in Ontario and Quebec, the regulator as

            (i) an accredited investor, or

            (ii) an exempt purchaser in Alberta or British Columbia after
                 National Instrument 45-106 comes into force.

      The following definitions are included for convenience only; reference should be had to the applicable legislation:

      (a)   "director" means

            (i) a member of the board of directors of a company or an individual who performs similar functions for a company, and

            (ii) with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

      (b)   "eligibility adviser" means

            (i) a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

            (ii) in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

                 (a) have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons, and

                 (b) have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

      (c)   "entity"  means  a  company,   syndicate,   partnership,   trust  or
            unincorporated organization;

      (d)   "financial assets" means

            (i) cash,

            (ii) securities, or

            (iii) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

      (e) "fully managed account" means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

      (f) "investment fund" has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

      (g)   "person" includes

            (i) an individual,

            (ii) a corporation,

            (iii) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

            (iv) an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

      (h)   "related liabilities" means

            (i) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

            (ii) liabilities that are secured by financial assets;

      (i)   "spouse"means, an individual who,

            (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

            (ii) is living with another individual in a marriage-like
                 relationship, including a marriage-like relationship between individuals of the same gender, or

            (iii) in Alberta, is an individual referred to in paragraph (i) or
                  (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

      (j)   "subsidiary"  means  an  issuer  that  is  controlled   directly  or
            indirectly by another issuer and includes a subsidiary of that subsidiary.

      An issuer is an "affiliate" of another issuer if (i) one of them is the subsidiary of the other, or (ii) each of them is controlled by the same person.

      In National Instrument 45-106 a person (first person) is considered to "control" another person (second person) if

      (i) the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

      (ii) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or

      (iii) the second person is a limited partnership and the general partner of the limited partnership is the first person.

      The foregoing representation, warranty and certificate is true and accurate as of the date of this certificate and will be true and accurate as of Closing. If any such representation, warranty or certificate shall not be true and accurate prior to Closing, the undersigned shall give immediate written notice of such fact to the Issuer.

      Dated: ________________________________  Signed: /s/ John M. Nusbaum
                                                       -------------------------

                                               CASTLERIGG MASTER INVESTMENT LTD.
      _______________________________________  BY: SANDELL ASSET MANAGEMENT
                                               CORP.
                                               ---------------------------------
      Witness (If Purchaser is an Individual)  Print the name of Purchaser

                                               John M. Nusbaum
      _______________________________________  Senior Managing Director
      Print Name of Witness                    ---------------------------------
                                               If Purchaser is a Corporation,
                                               print name and title of
                                               Authorized Signing Officer

                                   Exhibit 1d

         Securities Purchase Agreement - Capital Ventures International

         (exhibits and schedules attached to Kings Road Investments Ltd.
                      Security Purchase Agreement omitted)

                                 (see attached)

                         SECURITIES PURCHASE AGREEMENT

      SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of October 7, 2005, by and among Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland, with headquarters located at Shannon Airport House, Shannon, Co. Clare, Ireland (the "Company"), Vasogen Inc., a Canadian corporation, with headquarters located at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, Canada (the "Parent"), Vasogen, Corp., a Delaware corporation, with its registered address at 1201 North Market Street, P.O. Box 1347, Wilmington, County of Newcastle, Delaware 19801 ("Vasogen, Corp.") and the investor listed on the Buyer Schedule attached hereto (the "Buyer").

      WHEREAS:

      A. The Company, the Parent, Vasogen, Corp. and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

      B. The Company has authorized a new series of senior convertible notes of the Company, which notes shall be convertible into the Parent's common shares (the "Common Shares") in accordance with the terms of such notes.

      C. The Company, the Parent and Vasogen, Corp. plan to enter into one or more Other Purchase Agreements (as defined below) relating to the sale and purchase of securities on substantially identical terms as contained in this Agreement.

      D. The Buyer wishes to purchase, and (i) the Company wishes to sell, upon the terms and conditions stated in this Agreement, that aggregate principal amount of notes, in substantially the form attached hereto as Exhibit A (the "Notes"), set forth opposite the Buyer's name in column (3) on the Buyer Schedule (which amount when aggregated with all amounts of notes being purchased by other buyers (the "Other Buyers") pursuant to the Other Purchase Agreements (the "Other Notes" and together with the Notes, the "Aggregate Notes"), shall be $40,000,000) (as converted, amortized and/or redeemed for Common Shares pursuant to the terms of the Notes, collectively, the "Conversion Shares") and (ii) the Parent wishes to issue, upon the terms and conditions stated in this Agreement, warrants, in substantially the form attached hereto as Exhibit B (the "Initial Warrants," and together with the Accelerated Payment Option Warrants (as defined in the Notes), the "Warrants," and together with the warrants being purchased by the Other Buyers (the "Other Warrants"), the "Aggregate Warrants"), to acquire up to that number of additional shares of Common Shares set forth opposite the Buyer's name in column (4) of the Buyer Schedule (as exercised, the "Initial Warrant Shares," and together with the Common Shares issuable upon exercise of the Accelerated Payment Option Warrants, the "Warrant Shares").

      E. Contemporaneously with the execution and delivery of this Agreement, certain of the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (as amended or modified from time to time, the "Registration

Rights Agreement"), pursuant to which the Parent has agreed to provide certain registration rights with respect to the Conversion Shares and the Initial Warrant Shares under the 1933 Act and the rules and regulations promulgated thereunder.

      F. The Notes, the Conversion Shares, the Warrants, the Warrant Shares and the Guarantees (as defined in clause (G) below) collectively are referred to herein as the "Securities".

      G. The Notes will be (i) senior to all outstanding and future Indebtedness (as defined herein) of the Company, (ii) guaranteed by the Parent pursuant to a guarantee substantially in the form attached hereto as Exhibit D-1 (the "Parent Guaranty") and (iii) guaranteed by Vasogen, Corp. pursuant to a guarantee substantially in the form attached hereto as Exhibit D-2 (the "Subsidiary Guaranty," and together with the Parent Guaranty, the "Guarantees").

      NOW, THEREFORE, the Company, the Parent, Vasogen, Corp. and the Buyer hereby agree as follows:

      1. PURCHASE AND SALE OF NOTES AND WARRANTS.

         (a) Purchase of Notes and Warrants.

            (i) Subject to the satisfaction (or waiver by the party entitled to so waive) of the conditions set forth in Sections 6 and 7 below, on the Closing Date (as defined below), (A) the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company, one or more Notes with an aggregate principal amount as is set forth opposite the Buyer's name in column
(3) on the Buyer Schedule and (B) the Parent shall issue and sell to the Buyer one or more Initial Warrants to acquire up to that number of Warrant Shares as is set forth opposite the Buyer's name in column (4) on the Buyer Schedule (the "Closing").

            (ii) Purchase Price. The aggregate purchase price for the Buyer of the Notes and the Warrants to be purchased by the Buyer at the Closing (the "Purchase Price") shall be the amount set forth opposite the Buyer's name in column (5) of the Buyer Schedule. The purchase price for the Warrants shall be deemed to be $0.01 per Warrant.

         (b) Closing Date. The date and time of the Closing (the "Closing Date") shall be 8:00 a.m., New York Time, on the date hereof after notification of satisfaction (or waiver by the party entitled to so waive) of the conditions to the Closing set forth in Sections 6(a) and 7(a) below (or such later date as is mutually agreed to by the Company and the Buyer) at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

         (c) Form of Payment. On the Closing Date, the Buyer shall pay its Purchase Price to the Company or, at the written direction of the Company delivered to the Buyer at least one (1) Business Day prior to the Closing Date and substantially in the form attached hereto as Annex 1(c), to its designee for the Notes to be issued and sold to the Buyer at such Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions and the Parent shall issue the Initial Warrants to the Buyer. At the Closing, (A) the Company shall deliver to the Buyer the Notes (allocated in the principal amounts as the Buyer shall request) that the Buyer is then purchasing and (B) the Parent shall deliver to the Buyer the

Initial Warrants (allocated in the amounts as the Buyer shall request) that the Buyer is purchasing, in each case duly executed on behalf of the Company or the Parent, as applicable, and registered in the name of the Buyer or its designee.

      2. BUYER'S REPRESENTATIONS AND WARRANTIES.

      The Buyer represents and warrants that:

         (a) No Public Sale or Distribution. The Buyer is acquiring the Notes and the Warrants and upon conversion, amortization and/or redemption of the Notes and exercise of the Warrants will acquire the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the "Canadian Securities Laws"), as applicable; provided, however, that by making the representations herein, subject to compliance with Canadian Securities Laws, the Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and in accordance with Canadian Securities Laws. The Buyer is acquiring the Securities hereunder in the ordinary course of its business. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities, and the Buyer has not solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

         (b) Accredited Investor Status. The Buyer is an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D. The Buyer is also an "accredited investor" as that term is defined in the National Instrument 45-106, Prospectus and Registration Exemptions. The Buyer has executed the Accredited Investor Certificate attached hereto as
Schedule 2(b) as of the date hereof, and such certificate is true and correct as of the date hereof.

         (c) Reliance on Exemptions. The Buyer understands and acknowledges that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and Canadian Securities Laws applicable in Ontario and that the Company and the Parent are relying in part upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

         (d) Information. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and the Parent and materials relating to the offer and sale of the Securities that have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and the Parent. Neither such inquiries nor any other due diligence investigations conducted by the Buyer or its advisors, if any, or its representatives shall modify, amend or affect the Buyer's right to rely on the Company's and the Parent's representations and warranties contained herein. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

         (e) No Governmental Review. The Buyer understands that no United States or Canadian federal, state or provincial commission or agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such commissions or agencies passed upon or endorsed the merits of the offering of the Securities.

         (f) Transfer or Resale. The Buyer understands that, except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws or qualified under Canadian Securities Laws; (ii) the Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Notes, Conversion Shares, Warrants or Warrant Shares, such Notes, Conversion Shares, Warrants and Warrant Shares may be offered, sold or otherwise transferred only: (A) pursuant to an effective registration statement under the 1933 Act, subject to compliance with Canadian Securities Laws, (B) to the Company (in the case of the Notes) or the Parent (in the case of the Warrants, the Conversion Shares and the Warrant Shares); (C) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in compliance with local laws; or (D) within the United States (1) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (2) in a transaction that does not require registration under the 1933 Act or applicable state securities laws, and the seller has provided the Company and the Parent with reasonable assurance, prior to such offer, sale or transfer, that such Securities may be so offered, sold or transferred in a transaction that does not require registration under the 1933 Act or applicable state securities laws; and (iii) any sale or transfer of the Securities to a purchaser or transferee whose address is in Canada or who is a resident of Canada is prohibited unless it is made in compliance with applicable Canadian Securities Laws.

         (g) Legends. The Buyer understands that the certificates or other instruments representing the Notes and Warrants and, until such time as the resale of the Conversion Shares and the Warrant Shares have been registered under the 1933 Act, and subject to Section 9(s), the stock certificates representing the Conversion Shares and the Warrant Shares, except as set forth below, shall bear any legend as required by the "Blue Sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

                   [NEITHER   THE  ISSUANCE  AND  SALE  OF  THE
                   SECURITIES  REPRESENTED BY THIS  CERTIFICATE
                   NOR  THE   SECURITIES   INTO   WHICH   THESE
                   SECURITIES ARE  [CONVERTIBLE]

                   [EXERCISABLE]   HAVE  BEEN][THE   SECURITIES
                   REPRESENTED  BY THIS  CERTIFICATE  HAVE  NOT
                   BEEN] REGISTERED UNDER THE SECURITIES ACT OF
                   1933,  AS  AMENDED,   OR  APPLICABLE   STATE
                   SECURITIES  LAWS.  THE  HOLDER  HEREOF,   BY
                   PURCHASING SUCH  SECURITIES,  AGREES FOR THE
                   BENEFIT OF THE COMPANY THAT SUCH  SECURITIES
                   MAY   BE   OFFERED,    SOLD   OR   OTHERWISE
                   TRANSFERRED   ONLY   (A)   PURSUANT   TO  AN
                   EFFECTIVE  REGISTRATION  STATEMENT UNDER THE
                   1933 ACT;  (B) TO THE  COMPANY,  (C) OUTSIDE
                   THE UNITED  STATES IN  ACCORDANCE  WITH RULE
                   904 OF  REGULATION  S UNDER THE 1933 ACT AND
                   IN COMPLIANCE WITH APPLICABLE  LOCAL LAWS OR
                   (D)  WITHIN   THE   UNITED   STATES  (1)  IN
                   ACCORDANCE    WITH   THE   EXEMPTION    FROM
                   REGISTRATION  UNDER THE 1933 ACT PROVIDED BY
                   RULE  144  OR  RULE  144A   THEREUNDER,   IF
                   AVAILABLE,   AND  IN  COMPLIANCE   WITH  ANY
                   APPLICABLE STATE SECURITIES LAWS OR (2) IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE  STATE  SECURITIES  LAWS, AND THE
                   HOLDER HAS PROVIDED  THE  COMPANY,  PRIOR TO
                   SUCH   OFFER,   SALE   OR   TRANSFER,   WITH
                   REASONABLE  ASSURANCE  THAT SUCH  SECURITIES
                   MAY BE SO OFFERED,  SOLD OR TRANSFERRED IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE     STATE     SECURITIES    LAWS.
                   NOTWITHSTANDING    THE    FOREGOING,     THE
                   SECURITIES MAY BE PLEDGED IN CONNECTION WITH
                   A BONA FIDE MARGIN  ACCOUNT OR OTHER LOAN OR
                   FINANCING   ARRANGEMENT   SECURED   BY   THE
                   SECURITIES.

Subject to Section 9(s), the legend set forth above shall be removed and the Company or the Parent, as applicable, shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with reasonable assurance that the sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, (iii) if the Company or the Parent is a "foreign issuer," within the meaning of Regulation S under the 1933 Act and the Securities are being sold pursuant to Rule 904 of Regulation S, such legend may be removed by providing a declaration to the Company or the Parent, as applicable, that such shares may be sold pursuant to Rule 904 of Regulation S or (iv) such holder provides the Company or the Parent, as applicable, with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

         (h) Canadian Legends. The Buyer understands that the certificates or other instruments representing Warrants and, if the Notes are converted or the Warrants are exercised prior to February 8, 2006, the share certificates representing the Conversion Shares and the Warrant Shares, shall bear a legend set forth below:

                   "UNLESS PERMITTED UNDER CANADIAN  SECURITIES
                   LEGISLATION,  THE HOLDER OF THESE SECURITIES
                   SHALL  NOT TRADE  THE  SECURITIES  IN CANADA
                   BEFORE FEBRUARY 8, 2006."

The legend set forth above shall be removed and the Parent shall issue a certificate without such legend to the holder of the Securities upon which it is stamped at anytime on or after February 8, 2006, if such Securities are qualified for distribution by prospectus under applicable Canadian Securities Laws or if in connection with a proposed trade the holder provides the Parent with reasonable assurance that the Securities are no longer subject to a hold period under such laws.

         (i) Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of the Buyer and shall constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

         (j) No Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the Registration Rights Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Buyer is a party or by which it is bound, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations hereunder.

         (k) Residency. The Buyer is a resident of that jurisdiction specified below its address on the Buyer Schedule.

         (l) Certain Trading Activities. Neither the Buyer nor any of the Buyer's affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents has, directly or indirectly, and no Person acting on behalf of the Buyer or its affiliates has directly or indirectly, engaged in any transactions in the securities of the Parent or the Company (including, without limitation, any Short Sales involving the Parent's securities) since the time that the Buyer was first contacted by the Parent, a placement agent or any other Person with respect to the transactions contemplated hereby. "Short Sales" include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers. The Buyer covenants that neither it, nor any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents, nor any Person acting on behalf of the

Buyer or any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents will engage in any transactions in the securities of the Parent or the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

         (m) No Irish Public Offering. The Buyer has not offered or sold, and it will not offer or sell, any Notes in Ireland in circumstances which would constitute an offer to the public within the meaning of Irish Prospectus Law (as defined below) or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes.

      3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE PARENT.

         Each of the Company, the Parent and Vasogen, Corp. jointly and severally represents and warrants to the Buyer as of the date hereof as follows:

         (a) Organization and Qualification. The Parent is up to date in all filings under the Canada Business Corporations Act (the "CBCA"). The Parent and the Parent's "Subsidiaries" (which for purposes of this Agreement means the Company, Vasogen, Corp. and any entity in which the Parent, directly or indirectly, owns 50% or more of the outstanding capital stock or holds an equity or similar interest representing 50% or more of the outstanding equity or similar interest of such entity) are entities duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which they are formed. The Parent and its Subsidiaries have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Parent and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing (if applicable) in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. Vasogen, Corp. is not qualified as a foreign entity to do business in any state and there is no jurisdiction in which Vasogen, Corp., by virtue of its ownership of property or the nature of the business conducted by it, makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Parent, the Company or Vasogen, Corp. to perform its obligations under the Transaction Documents (as defined below). None of the Parent, the Company or Vasogen, Corp. holds any equity or similar interest in any entity except as set forth on Schedule 3(a).

         (b) Authorization;  Enforcement;  Validity.  Each of the Parent and its

Subsidiaries has the requisite power and authority, to the extent it is a party thereto or bound thereby, to enter into and perform its obligations under this Agreement, the Notes, the Guarantees, the Registration Rights Agreement, the Treasury Instructions (as defined in Section 5(b)), the Warrants and each of the other agreements entered into by the applicable parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and to issue their respective Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes, the Warrants and the Guarantees, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the board of directors (or similar governing body) of the Parent, the Company and Vasogen, Corp., as applicable, and, other than (i) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) the filing of a Form D with respect to the Notes, the Warrants and the Guarantees, as required under Regulation D and (iii) such filings required under applicable securities or "Blue Sky" laws of the states of the United States and applicable Canadian Securities Laws and applicable requirements of the TSX (all of the foregoing, the "Required Approvals"), no further filing, consent, or authorization is required by the Company, the Parent, Vasogen, Corp. or any of their boards of directors and/or shareholders. This Agreement and the other Transaction Documents to which they are a party have been duly executed and delivered by the Parent, the Company and Vasogen, Corp., as applicable, and constitute the legal, valid and binding obligations of the Parent, the Company and Vasogen, Corp., as applicable, enforceable against the Parent, the Company and Vasogen, Corp., as applicable, in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and to the extent that rights to indemnity may be limited by applicable law, including the indemnification and contribution provisions of the Registration Rights Agreement.

         (c) Issuance of Securities. The Notes, the Warrants and the Guarantees are free from all taxes (other than a stamp duty charge of 0.15 Euro on the issuance of each of the Notes, that will be paid by the Company), liens and charges with respect to the issue thereof. As of the Closing, a number of shares of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds the maximum number of Common Shares: (i) issuable upon conversion, amortization and/or redemption for Common Shares of the Notes and
(ii) issuable upon exercise of the Warrants. Upon issuance or conversion, amortization and/or redemption in accordance with the terms of the Notes or exercise in accordance with the terms of the Warrants, as the case may be, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Parent, the Company and Vasogen, Corp. of the Securities is exempt from registration under the 1933 Act and from the prospectus and registration requirements of applicable Canadian

Securities Laws. The Company has not offered or sold, and it will not offer, sell or transfer the Notes in violation of Irish Securities Laws or in circumstances that would constitute an offer to the public within the meaning of Irish Prospectus Law or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes and nothing herein contained shall be construed as constituting an offer of Notes to the public within the meaning of Irish Prospectus Law or an "invitation to the public" (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes. As used herein, "Irish Prospectus Law" has the meaning set out in the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 and "Irish Securities Laws" means Irish Prospectus Law, the Irish Companies Acts, 1963 to 2005, the Central Bank Acts, 1942-1999, the Investment Intermediaries Act, 1995 (as amended) and any regulations made thereunder (as each of these may be amended or supplemented from time to time).

         (d) No Conflicts. Except as set forth on Schedule 3(d), the execution, delivery and performance of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes, the Warrants and the Guarantees and reservation for issuance and issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of the Articles of Incorporation, any capital stock of the Parent or any of its Subsidiaries, the Bylaws or any of the organizational documents of the Parent or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Parent or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws or Canadian Securities Laws and regulations and the rules and regulations (A) of the Toronto Stock Exchange (the "TSX") and (B) either of Nasdaq National Market ("Nasdaq") or The Nasdaq Small Cap Market ((A) and (B) collectively, the "Principal Markets" and each individually, a "Principal Market")) applicable to the Parent or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

         (e) Consents. Except as set forth on Schedule 3(e), none of the Parent nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations (none of which is required to be filed or obtained before the Closing): (i) the filing by the Parent of a listing application and a notice for acceptance of a private placement for the Conversion Shares and Warrant Shares with the Principal Markets, which shall be done pursuant to the rules of the Principal Markets, (ii) as may be required under the 1933 Act, the "Blue Sky" laws of various states or the rules and regulations thereunder in connection with the transactions contemplated by the Registration Rights Agreement and (iii) any notices or filings required to be given or made with TSX and Nasdaq, which have been or will be given or made on a timely basis by the Parent. The Parent and its Subsidiaries are unaware of any facts or circumstances that might prevent the

Parent from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Parent is not in violation of the listing requirements of either of the Principal Markets and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.

         (f) Acknowledgment Regarding Buyer's Purchase of Securities. Each of the Parent, the Company and Vasogen, Corp. acknowledges and agrees that the Buyer is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Buyer is not (i) an officer or director of the Parent or the Company, (ii) to the knowledge of each of the Parent and its Subsidiaries, an "affiliate" of the Parent or any of its Subsidiaries (as defined in Rule 144 under the 1933 Act) or (iii) to the knowledge of each of the Parent and its Subsidiaries, a "beneficial owner" of more than 10% of the shares of Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). Each of the Parent, the Company and Vasogen, Corp. further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Parent or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Buyer's purchase of the Securities. Each of the Parent, the Company and Vasogen, Corp. further represents to the Buyer that the Parent's, the Company's and Vasogen, Corp.'s decision to enter into the Transaction Documents has been based solely on the independent evaluation by each of them and their representatives.

         (g) No General Solicitation; Placement Agent's Fees. Neither the Parent nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (including any within the meaning of Regulation D) in connection with the offer or sale of the Securities in the United States or elsewhere or to any United States citizen or resident. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by the Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged SG Cowen & Co., LLC as placement agent (the "Agent") and any co-agents that the Agent may engage pursuant to the Engagement Letter dated as of June 24, 2005 by and between the Agent and the Parent in connection with the sale of the Securities. Other than the Agent, and the co-agents referred to above, if applicable, neither the Parent nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities.

         (h) No Integrated Offering. None of the Parent, its Subsidiaries, any of their affiliates or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Parent or any of its Subsidiaries for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Parent are listed or designated. None of the Parent, its Subsidiaries, their affiliates or any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

         (i) Dilutive Effect. The Parent understands and acknowledges that the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Parent further acknowledges that its obligation to issue Conversion Shares upon conversion, amortization and/or redemption of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with the terms of the Transaction Documents and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Parent.

         (j) Application of Takeover Protections; Rights Agreement. The Parent and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent's Articles of Incorporation which is or could become applicable to the Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Parent's or any of its Subsidiaries' issuance of the Securities and the Buyer's ownership of the Securities. Except as set forth on Schedule 3(j), the Parent has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company.

         (k) SEC-CSA Documents; Financial Statements. During the two (2) years prior to the date hereof, the Parent has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the Canadian Securities Administrators (the "CSA") pursuant to the reporting requirements of the 1934 Act and the Canadian Securities Laws (all of the foregoing filed during the two-year period prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC-CSA Documents"). The Parent has delivered to the Buyer or their respective representatives true, correct and complete copies of the SEC-CSA Documents not available on the EDGAR and SEDAR systems, if any. As of their respective dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Canadian Securities Laws and the rules and regulations of the SEC and the CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC or the CSA as applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Parent included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the CSA with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

         (l) Absence of Certain Changes. Since November 30, 2004, there has been no undisclosed material adverse change and no undisclosed material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole. Except as disclosed in Schedule 3(l), since November 30, 2004, neither the Parent nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $500,000 outside of the ordinary course of business or
(iii) had capital expenditures outside of the ordinary course of business, individually or in the aggregate, in excess of $500,000. Neither the Parent nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Parent, the Company or Vasogen, Corp. have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. Except as disclosed in Schedule 3(l), the Parent, individually, and the Parent and its respective Subsidiaries, taken as a whole, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means, with respect to any Person (as defined in Section 3(s)), (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted or (v) such Person is "unable to pay its debts" (as such term is defined in Section 214 of the Irish Companies Act, 1963 (as amended by Section 2(3) of the Companies (Amendment) Act, 1990)).

         (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to occur with respect to the Parent or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Parent under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Parent of its Common Shares on the date hereof and which has not been publicly announced.

         (n) Conduct of Business; Regulatory Permits. Neither the Parent nor its Subsidiaries is in violation of any term of or in default under its Articles of Incorporation or Bylaws or their organizational charter or certificate of incorporation or Bylaws, respectively. Neither the Parent nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Parent or its Subsidiaries, except for which an acceptance or consent has been obtained, and neither the Parent nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations that would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Parent is not in violation of any of the rules, regulations or requirements of either of the Principal Markets and has no knowledge of any facts or circumstances that would reasonably be expected to lead to delisting or suspension of the Common Shares by either of the Principal Markets in the foreseeable future. Since December 17, 2003, (i) the Common Shares have been designated for quotation on the Principal Markets, (ii) trading in the Common Shares has not been suspended by the SEC, the CSA or either of the Principal Markets and (iii) the Parent has received no communication, written or oral, from the SEC, the CSA or either of the Principal Markets regarding the suspension or delisting of the Common Shares from the Principal Markets. The Parent and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Parent nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. The Parent is a reporting issuer not in default of any requirements under the applicable Canadian Securities Laws and eligible to use the Short Form Prospectus System, established under National Instrument 44-101 of the CSA (the "POP System").

         (o) Foreign Corrupt Practices. Neither the Parent, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Parent or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Parent or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

         (p) Sarbanes-Oxley Act. The Parent is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

         (q) Transactions With Affiliates. Except as set forth in the SEC-CSA Documents filed at least ten days prior to the date hereof and other than the grant of stock options disclosed on Schedule 3(r), none of the officers, directors or employees of the Parent or any of its Subsidiaries is presently a party to any transaction with the Parent or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Parent or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

         (r) Equity Capitalization. As of the date hereof, the authorized share capital of the Parent consists of unlimited Common Shares, of which as of the date hereof, 81,481,250 Common Shares are issued and outstanding, 3,997,631 Common Shares are issuable upon the exercise of options outstanding granted under the Parent's stock option plans, 985,237 Common Shares are issuable upon the exercise of warrants (other than the Aggregate Warrants) outstanding, 72,856 Common Shares are issuable upon the exercise of deferred share units outstanding granted under the Parent's directors' deferred share unit and stock plan, 2,843,925 Common Shares are reserved for issuance under the Parent's stock option plans, 177,144 Common Shares are reserved for issuance under the Parent's directors' deferred share unit and no Common Shares are reserved for issuance pursuant to securities (other than the Aggregate Notes and the Aggregate Warrants) exercisable or exchangeable for, or convertible into, Common Shares. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r): (i) none of the Parent's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Parent and (ii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities. Except as set forth in the SEC-CSA Documents or as disclosed in
Schedule  3(r), and other than the Aggregate  Notes and the Aggregate  Warrants:
(i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any kind whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to issue additional share capital of the Parent or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries; (ii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined in Section 3(s)) of the Parent or any of its Subsidiaries or by which the Parent or any of its Subsidiaries is or may become bound; (iii) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Parent or any of its Subsidiaries; (iv) there are no agreements or arrangements under which the Parent or any of its Subsidiaries is obligated to register or qualify the sale of any of their securities under the 1933 Act or under any applicable Canadian Securities Laws; (v) there are no outstanding securities or instruments of the Parent or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to redeem a security of the Parent or any of its Subsidiaries; (vi) the Parent does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (vii) the Parent and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC-CSA Documents but not so disclosed in the SEC-CSA Documents, other than those incurred in the ordinary course of the Parent's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or could not reasonably be expected to have a Material Adverse Effect. The Parent has made available to the Buyer true, correct and complete copies of the Parent's and its Subsidiaries' Articles of Incorporation or other organizational documents, as amended and as in effect on the date hereof (the "Articles of Incorporation"), and the Parent's and its Subsidiaries' bylaws, as amended and as in effect on the date hereof (the "Bylaws"), and the terms of all securities convertible into, or exercisable or exchangeable for, shares of Common Shares and the material rights of the holders thereof in respect thereto.

         (s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Parent nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Parent's officers, has or is expected to have a Material Adverse Effect. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; references to Indebtedness of the Parent or the Company shall mean Indebtedness on a consolidated basis; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

         (t) Absence of Litigation. Except as set forth in Schedule 3(t), there is no action, suit, proceeding, inquiry or investigation before or by either of
the   Principal   Markets,   any
court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Parent or any of its Subsidiaries, threatened against or affecting the Parent or any of its Subsidiaries, the Common Shares or any of the Parent's or its Subsidiaries' officers or directors in their capacity as such which, individually or in the aggregate, if determined adversely to the Parent or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect.

         (u) Insurance. The Parent and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Parent believes to be prudent and customary in the businesses in which the Parent and its Subsidiaries are engaged. Neither the Parent nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to insure its business at a cost that would not have a Material Adverse Effect.

         (v)  Employee  Relations.  (i)  Neither  the  Parent  nor  any  of  its
Subsidiaries is a party to any collective bargaining agreement or union contract. The Parent and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Parent or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Parent or any such Subsidiary that such officer intends to leave the Parent or any such Subsidiary or otherwise terminate such officer's employment with the Parent or any such Subsidiary. To the knowledge of the Parent and its Subsidiaries, no executive officer of the Parent or any of its Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Parent or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

            (ii) The Parent and its Subsidiaries are in compliance with all United States and Canadian federal, state, provincial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

         (w) Title. The Parent and its Subsidiaries have good and marketable title to all real property and good and valid title to all personal property owned by them which is material to the business of the Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Parent and any of its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect. Any real property and facilities held under lease by the Parent or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as do not interfere with the use made and proposed to be made of such property and buildings by the Parent and its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect.

         (x) Intellectual Property Rights. The Parent and its Subsidiaries own or have licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, formulas, trade secrets, licenses, approvals, governmental authorizations and other intellectual property rights necessary to conduct their respective businesses as now conducted ("Intellectual Property Rights"). Except as set forth in Schedule 3(x), none of the Parent's or its Subsidiaries' Intellectual Property Rights have expired, terminated or have been abandoned, or are expected to expire, terminate or be abandoned, within three years from the date of this Agreement. Neither the Parent nor any of its Subsidiaries has any knowledge of any infringement by the Parent or any of its Subsidiaries of Intellectual Property Rights of others, which infringement could reasonably be expected to have a Material Adverse Effect. There is no claim, action or proceeding being made or brought, or to the knowledge of the Parent or its Subsidiaries, being threatened against the Parent or any of its Subsidiaries regarding any of their Intellectual Property Rights. Neither the Parent nor the Company is aware of any facts or circumstances which might reasonably be expected to give rise to any of the foregoing infringements or claims, actions or proceedings. The Parent and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except for public disclosure in the U.S. Patent and Trademark Office (and foreign equivalents).

         (y) Environmental Laws. The Parent and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all United States, Irish and Canadian federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

         (z) Subsidiary Rights. Except as set forth in Schedule 3(z), the Parent or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Parent or such Subsidiary.

         (aa) Tax Status. Except as set forth in Schedule 3(aa), the Parent and each of its Subsidiaries (i) has made or filed all material foreign, United States and Canadian federal, state and provincial income and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and none of the officers of the Parent nor the officers of its Subsidiaries know of any reasonable basis for any such claim.

         (bb) Internal Accounting and Disclosure Controls. The Parent and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Parent maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Parent's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

         (cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Parent and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Parent in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

         (dd) Ranking of Notes. No Indebtedness of the Company is senior to the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of the Parent is senior to the Parent Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of Vasogen, Corp. is senior to the Subsidiary Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

         (ee) Shares Freely Tradeable. The Conversion Shares and the Initial Warrant Shares will be freely tradeable under applicable Canadian laws on the TSX from and after February 8, 2006, other than restrictions applicable in the context of a "control distribution" as defined for the purposes of Canadian Securities Laws.

         (ff) Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to the Buyer hereunder will be, or will have been, fully paid or provided for by the Company and/or the Parent (as the case may be), and all laws imposing such taxes will be or will have been complied with.

         (gg) Manipulation of Price. Neither the Parent nor the Company has, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Parent to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Parent.

         (hh) Canadian Prospectus. The Parent (i) is qualified pursuant to National Instrument 44-102, Alternative Forms of Prospectus ("NI44-102"), to file a base shelf prospectus, and (ii) is entitled to include in such a prospectus all of the Registrable Securities (as defined in the Registration Rights Agreement).

         (ii) Disclosure. Each of the Parent, the Company and Vasogen, Corp. confirms that neither it nor any other Person acting on its behalf has provided the Buyer or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. Each of the Parent, the Company and Vasogen, Corp. understands and confirms that the Buyer will rely on the foregoing representations in effecting transactions in the Securities. All disclosure provided to the Buyer regarding the Parent and its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Parent or its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Parent or its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Parent or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Parent but which has not been so publicly announced or disclosed.

         (jj) Vasogen, Corp. Vasogen, Corp. is not a party to any contract or agreement material to the Parent and Vasogen, Corp., taken as a whole or material to the Parent and its Subsidiaries, taken as a whole.

      4. COVENANTS.

         (a) Reasonable Best Efforts. Each party shall use its reasonable best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

         (b) Form D and Blue Sky. The Company and the Parent each agree to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to the Buyer promptly after such filing. The Company and the Parent each shall, on or before the Closing Date, take such action as such party shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyer at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyer on or prior to the Closing Date. Each of the Company and the Parent shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States and the applicable Canadian Securities Laws and applicable requirements of the TSX following each such Closing Date.

         (c) Reporting Status. Until the date on which the Buyer shall have sold at least 90% of the Conversion Shares and Warrant Shares and none of the Notes or Warrants is outstanding (the "Reporting Period"), the Parent shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act and the CSA under applicable Canadian Securities Laws, and the Parent shall continue to timely file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise no longer require such filings and will remain in good standing under Canadian Securities Law and eligible to use the POP System. The Buyer shall promptly notify the Parent of the occurrence of the events causing the cessation of the Parent's obligations hereunder.

         (d) Use of Proceeds. The Company will use the proceeds from the sale of the Notes and Initial Warrants for the repayment of intercompany debt to Parent previously incurred for purposes of research and development activities and for future research and development activities by the Company and/or the Parent as well as for general corporate purposes. The Company will not use the proceeds from the sale of the Notes and Initial Warrants for the (i) repayment of any other outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) redemption or repurchase of any of its equity securities.

         (e) Financial Information. The Parent agrees to send the following to the Buyer during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 40-F or Form 20-F, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act and (ii) copies of any notices and other information made available or given to the shareholders of the Parent generally, contemporaneously with the making available or giving thereof to the shareholders. As used herein "Business Day" means any day other than a Saturday, Sunday, or other day on which commercial banks in New York City are authorized or required by law to remain closed.

         (f) Listing. The Parent shall promptly secure the listing of all of the Conversion Shares and Initial Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Conversion Shares and Warrant Shares from time to time issuable under the terms of the Notes and the Warrants. The Parent shall maintain the Common Shares' listing or authorization for quotation on each of the Principal Markets. Neither the Parent nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on either of the Principal Markets; provided, however, that the Parent makes no covenant regarding the trading price of the Common Shares. The Parent shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

         (g) Fees. Subject to Section 8 below, at the Closing, the Company shall pay an expense allowance to Kings Road Investments Ltd. (a Buyer) or its designee(s) (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement) to cover expenses reasonably incurred by Kings Road Investments Ltd. or any professionals engaged by Kings Road Investments Ltd. in relation to due diligence and investment documentation, in an amount not to exceed $70,000 (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement), which amount shall be withheld by Kings Road Investments Ltd. from its Purchase Price at the Closing in satisfaction of the Company's payment obligation. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by the Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Agent. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyer.

         (h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by a Holder (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and neither the Buyer nor its successor or assign thereof effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Buyer.

         (i) Disclosure of Transactions and Other Material Information. On the first Business Day following the date of this Agreement, the Parent shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (but excluding all schedules to this Agreement, assuming no material non-public information is contained in such schedules), the form of each of the Notes, the Warrants, the Registration Rights Agreement and the Guarantees) as exhibits to such filing (including all attachments, the "6-K Filing") and a material change report on Form 51-102F3 in accordance with National Instrument 51-102 of the CSA with respect thereto (the "Material Change Report"). Upon the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA, the Buyer shall not be in possession of any material, nonpublic information received from the Parent or any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing and the Material Change Report. The Parent shall not, and shall cause each of its Subsidiaries and each of their respective officers, directors, employees and agents, not to, provide the Buyer with any material, nonpublic information regarding the Parent or any of its Subsidiaries from and after the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA without the express written consent of the Buyer. If, after the deadline for the 6-K Filing set forth above, the Buyer has, or reasonably believes it has, received any such material, nonpublic information regarding the Parent or any of its Subsidiaries, it shall provide the Parent with written notice thereof. The Parent shall, within five
(5) Trading Days of receipt of such notice except pursuant to Allowable Grace Periods under the Registration Rights Agreement, make public disclosure of such material, nonpublic information. In the event of a breach of the foregoing covenant by the Parent, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, the Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. The Buyer shall not have any liability to the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure. Subject to the foregoing, neither the Parent nor the Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, that the Parent shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith or (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Buyer shall be consulted by the Parent in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the Buyer, which shall be deemed to have been received in respect of the filing of the Transaction Documents with the 6-K Filing and the filing of the Material Change Report, neither the Parent nor any of its Subsidiaries shall disclose the name of the Buyer in any filing, announcement, release or otherwise other than in a prospectus for the resale of the Conversion Shares, to which consent is deemed given hereby or as otherwise required by law to specifically name the Buyer.

         (j) Restriction on Redemption and Cash Dividends. So long as any Notes are outstanding, neither the Company nor the Parent shall, directly or indirectly, redeem, repurchase, or otherwise acquire for value or declare or pay any dividend or distribution on, the Common Shares without the prior express written consent of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes. Notwithstanding the foregoing, nothing herein shall prevent the Company or the Parent from satisfying its obligations under the Aggregate Notes and the Aggregate Warrants.

         (k) Additional Notes; Variable Securities; Dilutive Issuances. So long as the Buyer or any Other Buyer beneficially owns any Notes or Other Notes, as applicable, the Company shall not issue any Notes or Other Notes other than to the Buyers as contemplated by this Agreement or the Other Purchase Agreements, as applicable, and neither the Company nor the Parent shall issue any other securities that would cause a breach or default under the Notes or Other Notes, as applicable, while such Notes or Other Notes are outstanding. Until the earlier of three (3) years from the Closing and the date the Buyer or any Other Buyer no longer beneficially own any Securities, neither the Company nor the Parent shall, in any manner, issue or sell any rights, warrants or options (other than the Aggregate Notes and Aggregate Warrants) (i) to subscribe for or purchase Common Shares or (ii) which are directly or indirectly convertible into or exchangeable or exercisable for Common Shares, in each of cases (i) and (ii), at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price. Until the Effectiveness Date (as defined in the Registration Rights Agreement), neither the Company nor the Parent shall, in any manner, enter into or effect any Dilutive Issuance (as defined in the Notes).

         (l) Corporate Existence. So long as the Buyer beneficially owns any Notes or Warrants, neither the Company nor the Parent shall be party to any Fundamental Transaction (as defined in the Notes) unless the Company and the Parent, as applicable, is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

         (m) Reservation of Shares. The Parent shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, after the Closing Date, the maximum number of shares of Common Shares issuable upon conversion, amortization and/or redemption of all of the Notes and shares of Common Shares issuable upon exercise of the Warrants.

         (n) Conduct of Business. The business of the Company, the Parent and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

         (o) Additional Issuances of Securities.

            (i) For purposes of this Section 4(o), the following definitions shall apply.

                (1)  "Convertible  Securities"  means  any  stock or  securities
        (other than the Aggregate Notes, Aggregate Warrants or Options) convertible into or exercisable or exchangeable for shares of Common Shares.

                (2) "Options" means any rights, warrants (other than the Aggregate Warrants) or options to subscribe for or purchase shares of Common Shares or Convertible Securities.

                (3) "Common Share Equivalents" means, collectively, Options and Convertible Securities.

            (ii) As long as 15% of the original principal amount of the Notes issued at the Closing are outstanding, from the Closing Date until the eighteen month anniversary of the Closing Date, the Parent will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Common Shares or Common Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement") unless the Parent shall have first complied with this Section 4(o)(ii).

                (1) The Parent shall deliver to the Buyer by facsimile a written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement within one Business Day of the determination of the terms of such Subsequent Placement, which Offer Notice shall (x) identify and describe the Offered Securities, (y) describe the price range and other terms upon which they are expected to be issued, sold or exchanged, and the number or amount of the Offered Securities expected to be issued, sold or exchanged and (z) offer to issue and sell to or exchange with the Buyer (which offer being non-transferable to any successor to or transferee of the Buyer) a pro rata portion of 35% of the Offered Securities allocated among the Buyer and the Other Buyers (collectively, the "Buyers") including (a) those based on such Person's pro rata portion of the aggregate principal amount of Notes purchased hereunder and pursuant to the Other Purchase Agreements (the "Basic Amount"), and (b) if the Buyer elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of Other Buyers as the Buyer shall indicate it will purchase or acquire should the Other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount").

                (2) To accept an Offer, in whole or in part, the Buyer must deliver a written notice to the Company prior to the end of the first
        (1st) full Business Day after the Buyer's receipt of the Offer Notice (for purposes of this Section 4(o)(ii)(2), notwithstanding the provisions of Section 9(f), receipt of the Offer Notice shall not be deemed to have occurred until the Buyer shall have physically received such Offer Notice (the "Offer Period"), setting forth the portion of the Buyer's Basic Amount that the Buyer elects to purchase and, if the Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that the Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be deemed to have elected to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Parent to the extent it deems reasonably necessary.

                (3) The Parent shall have twenty (20) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "Refused Securities"), but only upon terms and conditions (including, without limitation, unit prices and interest rates within the range specified in the Offer) that are not more favorable to the acquiring person or persons or less favorable to the Parent than those set forth in the Offer Notice.

                (4) In the event the Parent shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4(o)(ii)(3) above), then each Buyer may, at its sole option and in its sole discretion, subject to the following sentence, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(o)(ii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Parent actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to Buyers pursuant to Section 4(o)(ii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that the Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Parent may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(o)(ii)(1) above. Provided that the Buyer has been advised by the Parent electronically or by telephone (with verbal confirmation of receipt) by 5:00pm New York Time, the Buyer must make its election to reduce referred to above no later than 8:00am New York Time the following Business Day.

                (5) Upon the closing of the issuance, sale or exchange of all or less than all of the Offered Securities, the Buyers shall acquire from the Parent, and the Parent shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(o)(ii)(4) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to (i) the preparation, execution and delivery by the Parent and the Buyers of a purchase agreement relating to such Offered Securities substantially in the form negotiated with the purchasers of the Offered Securities other than the Buyers but reasonably satisfactory in form and substance to the Buyers and their respective counsel, (ii) the Buyers' satisfaction, in their sole discretion, with both (I) the final price and (II) the substantive final terms and/or conditions that differ from those contained in the Offer Notice, and (iii) the Buyers' reasonable satisfaction with the identity of the other persons or entities to which the Offered Securities will be sold.

                (6) Any Offered Securities not acquired by the Buyers or other Persons in accordance with this Section 4(o)(ii) may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

            (iii) The restrictions contained in subsection (ii) of this Section 4(o) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes or securities issued in connection with (A) any public offering or (B) any offering of securities convertible into Common Shares pursuant to Rule 144A under the 1933 Act).

         (p) Holding Period. For the purposes of Rule 144 and applicable Canadian Securities Laws, the Company acknowledges that the holding period of the Conversion Shares may be tacked onto the holding period of the Notes and the Parent and the Company agree not to take a position contrary to this Section 4(p).

         (q) Letter of Credit.

            (i) On or prior to the Closing Date, the Company shall obtain an irrevocable letter of credit (the "Letter of Credit"), in the amount of $10,000,000 issued in favor of Kings Road Investments Ltd. (the "LC Agent") by a bank acceptable to such LC Agent (the "Letter of Credit Bank") and in form and substance acceptable to such LC Agent. Subject to the last three sentences of this Section (q)(i), the Letter of Credit shall expire not earlier than 91 days after the Maturity Date of the Notes (the "LC Expiration Date"). Upon the occurrence and during the continuance of an Event of Default under (and as defined in) any of the Aggregate Notes, the LC Agent shall be entitled to draw under the Letter of Credit for the full Letter of Credit Amount (as defined in the Aggregate Notes) then available thereunder, it being understood that the LC Agent shall act for the benefit of the Buyers on a pro rata basis based on the principal amount of the Aggregate Notes held by each of the Buyers and hold such amount as collateral security for the obligations under the Aggregate Notes for the benefit of the Buyers. The Company shall obtain such renewals, extensions or replacements of the Letter of Credit as necessary to ensure that the Letter of Credit shall not expire prior to the LC Expiration Date (unless the Letter of Credit shall have been reduced to zero in accordance with the terms contained in this Section 4(q) prior to such date). If, at any time, the Company cannot obtain a renewal, extension or replacement of the Letter of Credit such that the Letter of Credit will expire prior to the LC Expiration Date (a "Withdrawal Event"), the Company and the Letter of Credit Bank shall each give the LC Agent written notice of the occurrence of a Withdrawal Event at least forty-five (45) days prior to the then current expiration date of the Letter of Credit. Following a Withdrawal Event, the LC Agent shall be entitled to draw down the Letter of Credit Amount in its entirety (whether or not an Event of Default shall have occurred or be continuing under any of the Notes) and hold such amount as collateral security for the obligations under the Notes for the benefit of the Buyers.

            (ii) If more than $23 million of the Aggregate Notes are converted, redeemed or amortized pursuant to the terms of the Aggregate Notes, the Company shall promptly deliver a notice to the LC Agent (the "LC Reduction Notice"), certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal one-half of the difference between $17 million and the aggregate principal amount of the Aggregate Notes then outstanding. After delivery of the initial LC Reduction Notice, if the outstanding principal amount of the Aggregate Notes has been reduced by $2 million or more from the time of the prior LC Reduction Notice, the Company may deliver a subsequent LC Reduction Notice to the LC Agent certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal the difference between (A) one-half of the difference between (i) $17 million and (ii) the aggregate principal amount of the Aggregate Notes then outstanding and (B) the aggregate amount of any prior reductions of the Letter of Credit Amount. Within 10 days of the receipt of any such LC

Reduction Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the reduction of the Letter of Credit Amount to the Company as set forth in the LC Reduction Notice.

            (iii) If the Company obtains FDA Approval (as defined in the Notes), the Company shall promptly deliver a written notice to the LC Agent (the "Letter of Credit Notice"), certifying as to the occurrence of such event and a copy of such FDA Approval. Within 10 days of the receipt of the Letter of Credit Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the release and return of the Letter of Credit Amount to the Company.

            (iv) Notwithstanding the foregoing, if the LC Agent reasonably disagrees with the contents of either a LC Reduction Notice or a Letter of Credit Notice or the Company disagrees with any action taken or omitted to be taken by the LC Agent, such party shall use the dispute resolution procedures contained in Section 25 of the Notes.

            (v) Kings Road Investments Ltd. is hereby appointed as the LC Agent for the Buyer hereunder, and the Buyer hereby authorizes the LC Agent (and its officers, directors, employees and agents) to take any and all such actions on behalf of the Buyer with respect to the Letter of Credit in accordance with the terms of this Agreement. The LC Agent shall not have, by reason hereof or any of the other Transaction Documents, a fiduciary relationship in respect of the Buyer. Neither the LC Agent nor any of its officers, directors, employees and agents shall have any liability to the Buyer for any action taken or omitted to be taken in connection hereof except to the extent caused by its own gross negligence or willful misconduct, and the Buyer agrees to defend, protect, indemnify and hold harmless the LC Agent and all of its officers, directors, employees and agents (collectively, the "Indemnitees") from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) (the "Losses") incurred by such Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Indemnitee of the duties and obligations of the LC Agent pursuant hereto; provided, however, that the Buyer shall not be required to indemnify the Indemnitees to the extent any such Losses are the result of the LC Agent's fraud or willful misconduct.

         (r) Trading Restrictions. Neither the Buyer nor any of the Buyer's affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents, may purchase, sell or enter into any put option, short position or similar arrangement with respect to securities of the Parent that violates
Current Securities Laws or otherwise trade in the securities of the Parent in violation of applicable Current Securities Laws. In addition, during each Company Conversion Measuring Period (as defined in the Notes) neither the Buyer nor any of the Buyer's affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents, may engage in a Restricted Activity other than the sale of Common Shares received upon a Company Conversion (as defined in the Notes), upon a conversion of Notes pursuant to Section 3 of the Notes, upon exercise of any Warrants, or the transfer of any Notes or Warrants as permitted by their terms. "Restricted Activity" means, (a) any Acquisition or Disposition, in open market transactions of (i) any Common Shares or (ii) any securities convertible into or exchangeable for or derivative of Common Shares and (b) any other action taken intentionally for the purpose of manipulating the price of Common Shares. "Acquisition" means any direct or indirect voluntary acquisition or purchase (other than by merger, consolidation, combination, recapitalization or other reorganization, or by operation of law). "Disposition" means any direct or indirect voluntary sale, or monetization, including through a Subsidiary or by means of an equity offering by any such Subsidiary, but shall not include, any of the actions contemplated by Section 4(h) or any disposition thereunder. "Current Securities Laws" means the rules and regulations, existing on the date hereof, of the 1933 Act, the 1934 Act and the Canadian Securities Laws, in each case as are set forth in currently disseminated interpretations by the SEC or the CSA, as applicable, in writing, through rules, regulations, releases, no-action letters or published telephone interpretations.

         (s)  Acknowledgement  Regarding  Buyer's Trading  Activity.  Subject to
Section 4(r) of this Agreement, it is understood and agreed by the Parent and the Company (i) that, to the knowledge of the Parent, the Buyer has not been asked to agree, nor has the Buyer agreed, to desist from purchasing or selling, long and/or short, securities of the Parent, or "derivative" securities based on securities issued by the Parent or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by the Buyer, including, without limitation, Short Sales or "derivative" transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Parent's publicly-traded securities;
(iii) that the Buyer, and counter parties in "derivative" transactions to which the Buyer is a party, directly or indirectly, presently may have a "short" position in the Common Shares or an economically comparable position; and (iv) that, to the knowledge of the Parent, the Buyer shall not be deemed to have any affiliation with or control over any arm's length counter party in any "derivative" transaction. Subject to Section 4(r) of this Agreement and notwithstanding any other provisions of this Agreement and the provisions of the Transaction Documents, the Parent further understands, acknowledges and agrees that (a) the Buyer may engage in hedging and/or trading activities at any time during the period that the Securities are outstanding, including, without limitation, during the periods that the number and/or value of the Conversion Shares deliverable with respect to Securities are being determined and (b) such hedging and/or trading activities (if any) could reduce the value of the existing stockholders' equity interests in the Parent both at and after the time that the hedging and/or trading activities are being conducted. The Parent and the Company acknowledge that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants or any of the documents executed in connection herewith.

         (t) Subsidiaries; Guaranty. To the extent any Subsidiary of the Parent that comes into existence after the date hereof has assets transferred into it having a fair market value of $1,000,000, individually, or $5,000,000 in the aggregate, each such Subsidiary shall promptly enter into a guarantee substantially in the form attached hereto as Exhibit D-2.

         (u) Amendment to Other Security Purchase Agreements. Neither the Company nor the Parent shall amend any of the Other Purchase Agreements without first offering the same terms to the Buyer hereunder.

         (v) No Conflicts with Irish Law. The Parent and the Company covenant and agree that:

            (i) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Section 60 nor Section 286 of the Irish Companies Act, 1963.

            (ii) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Part XI of the Irish Companies Act, 1990.

         (w) Change to DTC Brokerage Account Information. If the Buyer seeks at any time to make any changes to the DTC brokerage account information which the Buyer has provided pursuant to Section 6(d) hereof, the Buyer shall deliver to the Parent a new form, substantially in the form of Exhibit E, setting forth revised DTC brokerage account information. The Parent shall be obligated to use, beginning no later than five (5) Business Days after receipt thereof, such revised DTC brokerage account information for any delivery of Common Shares required under the Transaction Documents.

      5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

         (a) Register. The Company and the Parent shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants, as applicable, in which the Company and the Parent shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company and the Parent shall keep the register open and available at all times during business hours for inspection by the Buyer or its legal representatives.

         (b) Transfer Agent Instructions. The Parent shall issue treasury instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of the Buyer or its respective nominee(s), for the Conversion Shares and the Warrant Shares issued upon conversion, amortization or redemption of the Notes or exercise of the Warrants in such amounts as specified from time to time by the Buyer to the Parent or by the Parent, as the case may be, upon conversion, amortization and/or redemption of the Notes or exercise of the Warrants substantially in the form attached as Exhibit I to the Notes and Warrants, respectively (the "Treasury Instructions"). The Parent warrants that no instruction other than the Treasury Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Parent to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Parent and the Company as and to the extent provided in this Agreement and the other Transaction Documents. If the Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f) and the other provisions of the Transaction Documents, subject to Section 9(s), the Parent and the Company shall permit the transfer and, in the case of a transfer of Common Shares, the Parent shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144 or Rule 904, subject to
Section 9(s), the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. Each of the Parent and the Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer. Accordingly, the Parent and the Company acknowledge that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Parent or the Company of the provisions of this Section 5(b), that the Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

      6. CONDITIONS TO THE COMPANY'S AND THE PARENT'S OBLIGATION TO SELL.

         The obligation of the Company hereunder to issue and sell the Notes and the obligation of the Parent to issue the Initial Warrants to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's and the Parent's sole benefit and may be waived by the Company and the Parent at any time in their sole discretion by providing the Buyer with prior written notice thereof:

         (a) The Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company and the Parent.

         (b) The Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of Kings Road Investments Ltd., the amounts withheld pursuant to Section 4(g)) for the Notes and the Other Notes and the Warrants and the Other Warrants being obtained by the Buyers at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

         (c) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

         (d) The Buyer shall have completed and delivered to the Parent the DTC brokerage account information form with respect to the Buyer in substantially the form of Exhibit E attached hereto.

      7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

      The obligation of the Buyer hereunder to purchase the Notes and the Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer's sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

         (a) The Company  shall have duly  executed and  delivered to the Buyer:
(A) the Notes (in such principal amounts as the Buyer shall request) being obtained by the Buyer at the Closing pursuant to this Agreement and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (b) The Parent shall have duly executed and delivered to the Buyer: (A) the Warrants (in such allocations as the Buyer shall request) being received by the Buyer at the Closing pursuant to this Agreement; (B) the Parent Guaranty, and (C) to the extent it is a party thereto, each of the other Transaction Documents.

         (c) Vasogen, Corp. shall have duly executed and delivered to the Buyer:
(A) the Subsidiary Guaranty, and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (d) The Buyer shall have received the opinion of Lang Michener LLP, the
Parent's   outside  Canadian   counsel,   dated  as  of  the  Closing  Date,  in
substantially the form of Exhibit F-1 attached hereto.

         (e) The Buyer shall have received the opinion of Eugene F. Collins Solicitors, the Company's outside Irish counsel, dated as of the Closing Date, in substantially the form of Exhibit F-2 attached hereto.

         (f) The Buyer shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Company's outside United States counsel, dated as of the Closing Date, in substantially the form of Exhibit F-3 attached hereto.

         (g) The Parent shall have delivered to the Buyer a certificate of compliance with the CBCA of the Parent, and the Company shall have delivered to the Buyer a certificate evidencing the formation and status of the Company in the Company's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Closing Date.

         (h) The Parent shall have delivered to the Buyer a certificate evidencing the Parent's qualification as a foreign corporation (if applicable) and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Parent conducts business and such qualification is required, as of a date within 10 days of the Closing Date. The Company shall have delivered to the Buyer a Letter of Status from the Companies Registration Office in Dublin, Ireland.

         (i) The Parent shall have delivered to the Buyer a certified copy of the

Articles of Incorporation of the Parent, and the Company shall have delivered to the Buyer a certified copy of its Memorandum and Articles of Association of the Company, in each case as certified by the Secretary of State (or equivalent) in the applicable jurisdiction of incorporation within ten (10) days of the Closing Date.

         (j) The Parent shall have delivered to the Buyer a certificate, executed by the Secretary of the Parent and the Company shall have delivered to the Buyer a certificate, executed by a Director of the Company, in each case dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by such entity's board of directors in a form reasonably acceptable to the Buyer, (ii) the Articles of Incorporation, as in effect at the Closing, of each such entity and (iii) the Bylaws, as in effect at the Closing, of each such entity in the form attached hereto as Exhibit G.

         (k) The  representations  and  warranties of the Company and the Parent
shall  be  true  and  correct  in  all  material   respects  (except  for  those
representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company and the Parent shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company and/or the Parent, as applicable at or prior to the Closing Date.

         (l) The Parent shall have delivered to the Buyer a letter from the Parent's transfer agent certifying the number of shares of Common Shares outstanding as of a date within five days of the Closing Date.

         (m) The Common Shares (i) shall be designated for quotation or listed on each of the Principal Markets and (ii) shall not have been suspended, as of the Closing Date, by the SEC, the CSA or either of the Principal Markets from trading on the Principal Markets nor shall suspension by the SEC, the CSA or either of the Principal Markets have been threatened, as of the Closing Date, either (A) in writing by the SEC, the CSA or either of the Principal Markets or
(B) by falling below the minimum listing maintenance requirements of either of the Principal Markets.

         (n) The Company and the Parent shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

         (o) There shall be no Indebtedness of the Parent or any of its Subsidiaries other than Indebtedness which is pari passu with or subordinate to the Notes and the Guarantees, as applicable, so long as such Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until 91 days after the Maturity Date (as defined in the Notes) or later; provided, that (I) the Company, the Parent or Vasogen, Corp. may incur Indebtedness that is secured by assets purchased with the proceeds of such Indebtedness, (II) the Parent, the Company or Vasogen, Corp. may incur purchase money Indebtedness for the purpose of financing the acquisition of equipment to be acquired or held by the Company, the Parent or

Vasogen, Corp. in the ordinary course of business, provided, that the principal amount of such Indebtedness shall not materially exceed 80% of the cost of the property so acquired, and (III) the Company, the Parent and/or Vasogen, Corp. may incur Indebtedness owed to the Parent or any of its Subsidiaries.

         (p) The approval of each of the Principal Markets for the issuance of the Securities contemplated hereby and conditional listing of the Conversion Shares and the Warrant Shares shall have been obtained.

         (q) The Company and the Parent shall have delivered to the Buyer such other documents relating to the transactions contemplated by this Agreement as the Buyer or its counsel may reasonably request.

         (r) The Company shall have obtained and delivered the Letter of Credit pursuant to the terms of Section 4(q) hereof.

         (s) The Company and the Parent shall have entered into one or more security purchase agreements (the "Other Purchase Agreements") relating to the sale and purchase of securities on substantially identical terms to this Agreement, that provide for the aggregate sale (when combined with this Agreement) of $40,000,000 in aggregate principal amount of Aggregate Notes and Aggregate Warrants.

      8. TERMINATION.

      In the event that the  Closing  shall not have  occurred  on or before ten
(10) Business Days from the date hereof due to the Company's, the Parent's or the Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8 due to any breach of a representation, warranty, covenant or agreement by the Company or the Parent, the Company shall remain obligated to reimburse the non-breaching Buyer for the expenses described in Section 4(g) above.

      9. MISCELLANEOUS.

         (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company, the Parent and Vasogen, Corp. have appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as their agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

         (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

         (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

         (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements among the Buyer, the Parent, the Company, Vasogen, Corp., their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, none of the Parent, the Company, Vasogen, Corp. or the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parent, the Company, Vasogen, Corp. and the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on the Buyer and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with the Buyer relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

         (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

             If to the Company:

                      Vasogen Ireland Limited
                      Shannon Airport House
                      Shannon
                      Co. Clare
                      Ireland
                      Telephone:  353-61-472-844
                      Facsimile:  353-1-886-9359
                      Attention:  Mr. Kevin Donovan, Director

                      With a copy (for informational purposes only) to:

                      Vasogen Inc.
                      Vasogen, Corp.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer: cwaddick@vasogen.com;
                                  and
                                  Vice President, Corporate & Legal Affairs:
                                  jlesaux@vasogen.com;
                                  and for purposes of the Note, the Controller: gneil@vasogen.com

                      Lang Michener LLP
                      BCE Place, P.O. Box 747
                      Suite 2500, 181 Bay Street
                      Toronto, Ontario
                      M5J 2T7
                      Telephone:  (416) 307-4040
                      Facsimile:  (416) 365-1719
                      Attention:  Geofrey Myers, Esq.

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      1285 Avenue of the Americas
                      New York, New York 10019-6064
                      Telephone:  (212) 373-3000
                      Facsimile:  (212) 757-3990
                      Attention:  Edwin S. Maynard, Esq.



             If to the Parent or Vasogen, Corp.:

                      Vasogen Inc.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer; and
                                  Vice President, Corporate & Legal Affairs

                      With a copy (for informational purposes only) to:

                      the Company
                      (at the address listed above)

                      Lang Michener LLP
                      (at the address listed above)

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      (at the address listed above)

             If to the Transfer Agent:

                      Mellon Investor Services LLC
                      85 Challenger Road
                      Ridgefield Park, NJ 07660
                      Telephone:  (201) 329-8833
                      Facsimile:  (201) 329-8922
                      Attention:  Ms. Diane Almonte

If to the Buyer, to its address and facsimile number set forth on the Buyer Schedule, with copies to the Buyer's representatives as set forth on the Buyer Schedule,

         with a copy (for informational purposes only) to:

                  Schulte Roth & Zabel LLP
                  919 Third Avenue
                  New York, New York 10022
                  Telephone:  (212) 756-2000
                  Facsimile:  (212) 593-5955
                  Attention:  Eleazer N. Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.
Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

         (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants. None of the Company, the Parent or Vasogen, Corp. shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). The Buyer may assign some or all of its rights hereunder without the consent of the Company in connection with a transfer by the Buyer of the Notes and Warrants in private transactions in accordance with the terms thereof, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

         (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Parent, the Company, Vasogen, Corp. and the Buyer contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing.

         (j) Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars ("US Dollars"). All amounts owing under this Agreement or any Transaction Document shall be paid in US Dollars. All amounts denominated in other currencies shall be converted in the US Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US Dollars pursuant to this Agreement, the US Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

         (k) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         (l) Indemnification. In consideration of the Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's and the Parent's other obligations under the Transaction Documents, the Company and the Parent, jointly and severally, shall defend, protect, indemnify and hold harmless the Buyer and each other holder of the Securities (other than Persons holding only Securities purchased in open market transactions) and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any material inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents or any inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents that is qualified by materiality or Material Adverse Effect, (b) any breach in any material respect of any covenant, agreement or obligation of the Company, the Parent or Vasogen, Corp. contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company, the Parent or Vasogen, Corp.) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities or
(iii) the status of the Buyer or holder of the Securities as an investor in the Company or the Parent pursuant to the transactions contemplated by the Transaction Documents; provided, that indemnification pursuant to this clause
(iii) shall not be available to the extent arising primarily from the Buyer's fraud, gross negligence or willful misconduct. To the extent that the foregoing undertaking by the Company or the Parent may be unenforceable for any reason, the Company and the Parent shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

         (m) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

         (n) Remedies. The Buyer and each holder of the Securities (other than Persons holding only Securities purchased in open market transactions) shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this

Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company, the Parent and Vasogen, Corp. recognize that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyer. The Company, the Parent and Vasogen, Corp. therefore agree that the Buyer shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

         (o) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Buyer exercises a right, election, demand or option under a Transaction Document and the Company, the Parent or Vasogen, Corp. does not timely perform its related obligations within the periods therein provided, then the Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, the Parent or Vasogen, Corp., as applicable, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

         (p) Payment Set Aside. To the extent that the Company, the Parent or Vasogen, Corp. makes a payment or payments to the Buyer or pursuant to any of the other Transaction Documents or the Buyer enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, the Parent, Vasogen, Corp., a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, United States or Canadian federal, state or provincial law, foreign law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

         (q) Independent Nature of Buyer's Obligations and Rights. The obligations of the Buyer under any Transaction Document are several and not joint with the obligations of any Other Buyer, under the Other Purchase
Agreements, and the Buyer shall not be responsible in any way for the performance of the obligations of any Other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by the Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. The Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any Other Buyer to be joined as an additional party in any proceeding for such purpose.

         (r) Judgment Currency.

            (i) If for the purpose of obtaining or enforcing judgment against the Company, the Parent or Vasogen, Corp. in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(r) referred to as the "Judgment Currency") an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

                (1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

                (2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the "Judgment Conversion Date").

            (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(r)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

            (iii) Any amount due from the Company, the Parent or Vasogen, Corp. under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

         (s) Opinion to Transfer Agent. Assuming that the Buyer (i) is a Qualified Institutional Buyer (as such term is defined in Rule 144A under the 1933 Act) (a "QIB") as of the date hereof, (ii) will offer and sell any Common Shares the Buyer receives upon any conversion, amortization and/or redemption of a Note (including, without limitation, pursuant to Section 3, 5, 8, 9 or 10 of the Note) or any exercise of a warrant (including, without limitation, pursuant to Section 1 of the Warrant) pursuant to an effective registration statement or pursuant to Rule 904 or Rule 144 under the 1933 Act (any such method of offer and sale, an "Approved Method"), (iii) for purposes of an offer or sale under Rule 904 under the 1933 Act, is not an affiliate (as such term is defined in Rule 144 under the 1933 Act) (an "Affiliate") of the Parent as of the date hereof and (iv) will promptly notify the Parent and the Company if the Buyer ceases to be a QIB, chooses to offer or sell such Common Shares pursuant to a method other than an Approved Method, or becomes an Affiliate of the Parent (any such notice, a "Notice"), then the Parent will direct Paul, Weiss, Rifkind, Wharton & Garrison LLP to deliver a standing opinion to the transfer agent in substantially the form attached to the Transfer Agent Instructions on the Effectiveness Date. The Buyer covenants that it will comply with clause (iv) above and represents and warrants that the assumptions set forth in clauses (i) through (iii) above are true and correct with respect to the Buyer as of the date hereof, and will continue to be true and correct with respect to the Buyer, except as set forth in a Notice.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Buyer, the Company, the Parent and Vasogen, Corp. have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

SIGNED,   SEALED  AND   DELIVERED  BY  KEVIN
DONOVAN  AS A  DEED  FOR  AND ON  BEHALF  OF
VASOGEN IRELAND LIMITED  PURSUANT TO A POWER
OF ATTORNEY                                   ----------------------------------



Signature of Witness:
                      ----------------------------
Name:
      --------------------------------------------

Address:
         -----------------------------------------

Occupation:
            --------------------------------------







                [Signature Page to Securities Purchase Agreement]

                                        VASOGEN INC.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:


                                        VASOGEN, CORP.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:










                [Signature Page to Securities Purchase Agreement]

                                        CAPITAL VENTURES
                                        INTERNATIONAL



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:







                [Signature Page to Securities Purchase Agreement]



                                                           BUYER SCHEDULE

      (1)                      (2)                          (3)           (4)           (5)                      (6)



                                                         Aggregate
                                                         Principal     Number of
                          Address and                    Amount of      Warrant                     Legal Representative's Address
     Buyer              Facsimile Number                   Notes        Shares     Purchase Price       and Facsimile Number
------------------------------------------------------------------------------------------------------------------------------------
Capital Ventures   c/o Heights Capital Management, Inc   $4,500,000     375,000      $4,500,000      Drinker Biddle & Reath LLP
International      101 California Street, Suite 3250                                                 50 Fremont Street, 20th Floor
                   San Francisco, CA 94111                                                           San Francisco, CA 94105-2235
                   Attention: Martin Kobinger                                                        Attention:  Scott Joachim, Esq.
                   Facsimile: (415) 403-6525                                                         Facsimile: (415) 591-7510
                   Telephone: (415) 403-6500                                                         Telephone:  (415) 591-7573
                   Residence: Cayman Islands

------------------------------------------------------------------------------------------------------------------------------------

                                    EXHIBITS
                                    --------


Exhibit A       Form of Notes
Exhibit B       Form of Warrants
Exhibit C       Registration Rights Agreement
Exhibit D-1     Form of Parent Guaranty
Exhibit D-2     Form of Subsidiary Guaranty
Exhibit E       Form of DTC Brokerage Account Information Form
Exhibit F-1     Form of Outside Canadian Counsel Opinion
Exhibit F-2     Form of Outside Irish Counsel Opinion
Exhibit F-3     Form of Outside United States Counsel Opinion
Exhibit G       Form of Secretary's Certificate


                                   SCHEDULES
                                   ---------


Schedule 2(b)      Accredited Investor Certificate
Schedule 3(a)      Subsidiaries
Schedule 3(d)      No Conflicts
Schedule 3(e)      Consents
Schedule 3(j)      Rights Plan
Schedule 3(l)      Absence of Certain Changes
Schedule 3(r)      Capitalization
Schedule 3(s)      Indebtedness and Other Contracts
Schedule 3(t)      Litigation
Schedule 3(x)      Intellectual Property
Schedule 3(z)      Subsidiary Rights
Schedule 3(aa)     Tax Status

                                   SCHEDULE 2B

                         ACCREDITED INVESTOR CERTIFICATE

The Purchaser certifies that it/he/she and any beneficial purchaser are each a resident of Canada or is otherwise subject to the Securities Legislation of Canada, and the Purchaser or the disclosed beneficial purchaser, as applicable, is an "accredited investor" as defined in National Instrument 45-106 - Prospectus and Registration Exemptions ("NI 45-106") and, as at the Closing, the Purchaser or the beneficial purchaser, as applicable, qualifies as one of more of the following and acknowledges that the Issuer is relying on this certificate in determining to sell securities to the undersigned. (Please insert a checkmark in the box beside each applicable paragraph)

      "accredited investor" means

      (a)   a Canadian financial institution, or a Schedule III bank;        |_|

      (b)   the Business  Development Bank of Canada  incorporated  under    |_|
            the Business Development Bank of Canada Act (Canada);

      (c)   a subsidiary of any person  referred to in paragraphs  (a) or    |_|
            (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

      (d)   a person  registered  under the  securities  legislation of a    |_|
            jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

      (e)   an  individual  registered or formerly  registered  under the    |_|
            securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

      (f)   the Government of Canada or a jurisdiction of Canada,  or any    |_|
            crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

      (g)   a  municipality,  public board or  commission in Canada and a    |_|
            metropolitan community, school board, the Comite de gestion de la taxe scolaire de l'ile de Montreal or an intermunicipal management board in Quebec;

      (h)   any national,  federal,  state,  provincial,  territorial  or    |_|
            municipal government of or in any foreign jurisdiction, or any agency of that government;

      (i)   a pension  fund that is regulated by either the Office of the    |_|
            Superintendent  of  Financial   Institutions  (Canada)  or  a
            pension commission or similar regulatory authority of a jurisdiction of Canada;

      (j)   an   individual   who,   either   alone  or  with  a  spouse,    |_|
            beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

      (k)   an individual whose net income before taxes exceeded $200,000    |_|
            in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

      (l)   an  individual  who,  either alone or with a spouse,  has net    |_|
            assets of at least $5,000,000;

      (m)   a person,  other than an individual or investment  fund, that    |_|
            has net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

      (n)   an investment  fund that  distributes or has  distributed its    |_|
            securities only to

            (i) a person that is or was an accredited investor at the
                time of the distribution,

            (ii) a person that acquires or acquired securities in the
                 circumstances referred to in section 2.10 of NI 45-106 (being that (I) the person purchases as principal, (II) the security has an acquisition cost to the purchaser of not less than $150,000 paid in cash at the time of the trade, and (III) the trade is in the security of a single issuer), and section 2.19 of NI 45-106 (being a trade by an investment fund in a security of its own issue to a security holder of the investment fund where
                 (I) the security holder initially acquired securities of the investment fund as principal for an acquisition cost of not less than $150,000 paid in cash at the time of the trade, (II) the subsequent trade is for a security of the same class or series as the initial trade, and
                 (III) the security holder, as at the date of the subsequent trade, holds securities of the investment fund that have an acquisition cost of not less than $150,000 or a net asset value of not less than $150,000); or

            (iii) a person described in paragraph (i) or (ii) that
                  acquires or acquired securities under section 2.18 of NI 45-106 [Investment fund reinvestment];

      (o)   an  investment  fund  that  distributes  or  has  distributed    |_|
            securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Quebec, the securities regulatory authority, has issued a receipt;

      (p)   a trust company or trust corporation registered or authorized    |_|
            to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

      (q)   a person acting on behalf of a fully managed  account managed    |_|
            by that person, if that person

            (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

            (ii) in Ontario, is purchasing a security that is not a
                 security of an investment fund;

      (r)   a registered  charity under the Income Tax Act (Canada) that,    |_|
            in  regard  to  the  trade,   has  obtained  advice  from  an
            eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

      (s)   an  entity  organized  in  a  foreign  jurisdiction  that  is    |_|
            analogous  to any of the entities  referred to in  paragraphs
            (a) to (d) or paragraph (i) in form and function;

      (t)   a person in respect of which all of the owners of  interests,    |_|
            direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

      (u)   an investment fund that is advised by a person  registered as    |_|
            an adviser or a person that is exempt from registration as an adviser; or

      (v)   a person that is recognized  or designated by the  securities    |_|
            regulatory authority or, except in Ontario and Quebec, the regulator as

            (i) an accredited investor, or

            (ii) an exempt purchaser in Alberta or British Columbia after
                 National Instrument 45-106 comes into force.

      (w)   A Cayman Island Company

      The following definitions are included for convenience only; reference should be had to the applicable legislation:

      (a)   "director" means

            (i) a member of the board of directors of a company or an individual who performs similar functions for a company, and

            (ii) with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

      (b)   "eligibility adviser" means

            (i) a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

            (ii) in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

                 (a) have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons, and

                 (b) have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

      (c)   "entity"  means  a  company,   syndicate,   partnership,   trust  or
            unincorporated organization;

      (d)   "financial assets" means

            (i) cash,

            (ii) securities, or

            (iii) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

      (e) "fully managed account" means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

      (f) "investment fund" has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

      (g)   "person" includes

            (i) an individual,

            (ii) a corporation,

            (iii) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

            (iv) an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

      (h)   "related liabilities" means

            (i) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

            (ii) liabilities that are secured by financial assets;

      (i)   "spouse" means, an individual who,

            (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

            (ii) is living with another individual in a marriage-like
                 relationship, including a marriage-like relationship between individuals of the same gender, or

            (iii) in Alberta, is an individual referred to in paragraph (i) or
                  (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

      (j) "subsidiary" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

      An issuer is an "affiliate" of another issuer if (i) one of them is the subsidiary of the other, or (ii) each of them is controlled by the same person.

      In National Instrument 45-106 a person (first person) is considered to "control" another person (second person) if

      (i) the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

      (ii) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or

      (iii) the second person is a limited partnership and the general partner of the limited partnership is the first person.

      The foregoing representation, warranty and certificate is true and accurate as of the date of this certificate and will be true and accurate as of Closing. If any such representation, warranty or certificate shall not be true and accurate prior to Closing, the undersigned shall give immediate written notice of such fact to the Issuer.

      Dated: 10/6/05                            Signed: /s/ Martin Kobinger
             --------------------------------          -------------------------

      _______________________________________   ________________________________
      Witness (If Purchaser is an Individual)   Print the name of Purchaser

                                                CAPITAL VENTURES INTERNATIONAL,
                                                BY:HEIGHTS CAPITAL MANAGEMENT,
                                                ITS AUTHORIZED SIGNATORY
                                                MARTIN KOBINGER
      _______________________________________   INVESTMENT MANAGER
      Print Name of Witness                     --------------------------------
                                                If Purchaser is a Corporation,
                                                print name and title of
                                                Authorized Signing Officer

                                   Exhibit 1e

            Securities Purchase Agreement - Smithfield Fiduciary LLC

         (exhibits and schedules attached to Kings Road Investments Ltd.
                      Security Purchase Agreement omitted)

                                 (see attached)

                         SECURITIES PURCHASE AGREEMENT

      SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of October 7, 2005, by and among Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland, with headquarters located at Shannon Airport House, Shannon, Co. Clare, Ireland (the "Company"), Vasogen Inc., a Canadian corporation, with headquarters located at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, Canada (the "Parent"), Vasogen, Corp., a Delaware corporation, with its registered address at 1201 North Market Street, P.O. Box 1347, Wilmington, County of Newcastle, Delaware 19801 ("Vasogen, Corp.") and the investor listed on the Buyer Schedule attached hereto (the "Buyer").

      WHEREAS:

      A. The Company, the Parent, Vasogen, Corp. and the Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

      B. The Company has authorized a new series of senior convertible notes of the Company, which notes shall be convertible into the Parent's common shares (the "Common Shares") in accordance with the terms of such notes.

      C. The Company, the Parent and Vasogen, Corp. plan to enter into one or more Other Purchase Agreements (as defined below) relating to the sale and purchase of securities on substantially identical terms as contained in this Agreement.

      D. The Buyer wishes to purchase, and (i) the Company wishes to sell, upon the terms and conditions stated in this Agreement, that aggregate principal amount of notes, in substantially the form attached hereto as Exhibit A (the "Notes"), set forth opposite the Buyer's name in column (3) on the Buyer Schedule (which amount when aggregated with all amounts of notes being purchased by other buyers (the "Other Buyers") pursuant to the Other Purchase Agreements (the "Other Notes" and together with the Notes, the "Aggregate Notes"), shall be $40,000,000) (as converted, amortized and/or redeemed for Common Shares pursuant to the terms of the Notes, collectively, the "Conversion Shares") and (ii) the Parent wishes to issue, upon the terms and conditions stated in this Agreement, warrants, in substantially the form attached hereto as Exhibit B (the "Initial Warrants," and together with the Accelerated Payment Option Warrants (as defined in the Notes), the "Warrants," and together with the warrants being purchased by the Other Buyers (the "Other Warrants"), the "Aggregate Warrants"), to acquire up to that number of additional shares of Common Shares set forth opposite the Buyer's name in column (4) of the Buyer Schedule (as exercised, the "Initial Warrant Shares," and together with the Common Shares issuable upon exercise of the Accelerated Payment Option Warrants, the "Warrant Shares").

      E. Contemporaneously with the execution and delivery of this Agreement, certain of the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (as amended or modified from time to time, the "Registration

Rights Agreement"), pursuant to which the Parent has agreed to provide certain registration rights with respect to the Conversion Shares and the Initial Warrant Shares under the 1933 Act and the rules and regulations promulgated thereunder.

      F. The Notes, the Conversion Shares, the Warrants, the Warrant Shares and the Guarantees (as defined in clause (G) below) collectively are referred to herein as the "Securities".

      G. The Notes will be (i) senior to all outstanding and future Indebtedness (as defined herein) of the Company, (ii) guaranteed by the Parent pursuant to a guarantee substantially in the form attached hereto as Exhibit D-1 (the "Parent Guaranty") and (iii) guaranteed by Vasogen, Corp. pursuant to a guarantee substantially in the form attached hereto as Exhibit D-2 (the "Subsidiary Guaranty," and together with the Parent Guaranty, the "Guarantees").

      NOW, THEREFORE, the Company, the Parent, Vasogen, Corp. and the Buyer hereby agree as follows:

      1. PURCHASE AND SALE OF NOTES AND WARRANTS.

         (a) Purchase of Notes and Warrants.

            (i) Subject to the satisfaction (or waiver by the party entitled to so waive) of the conditions set forth in Sections 6 and 7 below, on the Closing Date (as defined below), (A) the Company shall issue and sell to the Buyer, and the Buyer agrees to purchase from the Company, one or more Notes with an aggregate principal amount as is set forth opposite the Buyer's name in column
(3) on the Buyer Schedule and (B) the Parent shall issue and sell to the Buyer one or more Initial Warrants to acquire up to that number of Warrant Shares as is set forth opposite the Buyer's name in column (4) on the Buyer Schedule (the "Closing").

            (ii) Purchase Price. The aggregate purchase price for the Buyer of the Notes and the Warrants to be purchased by the Buyer at the Closing (the "Purchase Price") shall be the amount set forth opposite the Buyer's name in column (5) of the Buyer Schedule. The purchase price for the Warrants shall be deemed to be $0.01 per Warrant.

         (b) Closing Date. The date and time of the Closing (the "Closing Date") shall be 8:00 a.m., New York Time, on the date hereof after notification of satisfaction (or waiver by the party entitled to so waive) of the conditions to the Closing set forth in Sections 6(a) and 7(a) below (or such later date as is mutually agreed to by the Company and the Buyer) at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

         (c) Form of Payment. On the Closing Date, the Buyer shall pay its Purchase Price to the Company or, at the written direction of the Company delivered to the Buyer at least one (1) Business Day prior to the Closing Date and substantially in the form attached hereto as Annex 1(c), to its designee for the Notes to be issued and sold to the Buyer at such Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions and the Parent shall issue the Initial Warrants to the Buyer. At the Closing, (A) the Company shall deliver to the Buyer the Notes (allocated in the principal amounts as the Buyer shall request) that the Buyer is then purchasing and (B) the Parent shall deliver to the Buyer the

Initial Warrants (allocated in the amounts as the Buyer shall request) that the Buyer is purchasing, in each case duly executed on behalf of the Company or the Parent, as applicable, and registered in the name of the Buyer or its designee.

      2. BUYER'S REPRESENTATIONS AND WARRANTIES.

         The Buyer represents and warrants that:

         (a) No Public Sale or Distribution. The Buyer is acquiring the Notes and the Warrants and upon conversion, amortization and/or redemption of the Notes and exercise of the Warrants will acquire the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act or qualified for public distribution or exempted under the securities legislation and regulations and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the "Canadian Securities Laws"), as applicable; provided, however, that by making the representations herein, subject to compliance with Canadian Securities Laws, the Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and in accordance with Canadian Securities Laws. The Buyer is acquiring the Securities hereunder in the ordinary course of its business. The Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities, and the Buyer has not solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act.

         (b) Accredited Investor Status. The Buyer is an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D. The Buyer is also an "accredited investor" as that term is defined in the National Instrument 45-106, Prospectus and Registration Exemptions. The Buyer has executed the Accredited Investor Certificate attached hereto as
Schedule 2(b) as of the date hereof, and such certificate is true and correct as of the date hereof.

         (c) Reliance on Exemptions. The Buyer understands and acknowledges that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and Canadian Securities Laws applicable in Ontario and that the Company and the Parent are relying in part upon the truth and accuracy of, and the Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of the Buyer to acquire the Securities.

         (d) Information. The Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and the Parent and materials relating to the offer and sale of the Securities that have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and the Parent. Neither such inquiries nor any other due diligence investigations conducted by the Buyer or its advisors, if any, or its representatives shall modify, amend or affect the Buyer's right to rely on the Company's and the Parent's representations and warranties contained herein. The Buyer understands that its investment in the Securities involves a high degree of risk. The Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

         (e) No Governmental Review. The Buyer understands that no United States or Canadian federal, state or provincial commission or agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such commissions or agencies passed upon or endorsed the merits of the offering of the Securities.

         (f) Transfer or Resale. The Buyer understands that, except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws or qualified under Canadian Securities Laws; (ii) the Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Notes, Conversion Shares, Warrants or Warrant Shares, such Notes, Conversion Shares, Warrants and Warrant Shares may be offered, sold or otherwise transferred only: (A) pursuant to an effective registration statement under the 1933 Act, subject to compliance with Canadian Securities Laws, (B) to the Company (in the case of the Notes) or the Parent (in the case of the Warrants, the Conversion Shares and the Warrant Shares); (C) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act and in compliance with local laws; or (D) within the United States (1) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (2) in a transaction that does not require registration under the 1933 Act or applicable state securities laws, and the seller has provided the Company and the Parent with reasonable assurance, prior to such offer, sale or transfer, that such Securities may be so offered, sold or transferred in a transaction that does not require registration under the 1933 Act or applicable state securities laws; and (iii) any sale or transfer of the Securities to a purchaser or transferee whose address is in Canada or who is a resident of Canada is prohibited unless it is made in compliance with applicable Canadian Securities Laws.

         (g) Legends. The Buyer understands that the certificates or other instruments representing the Notes and Warrants and, until such time as the resale of the Conversion Shares and the Warrant Shares have been registered under the 1933 Act, and subject to Section 9(s), the stock certificates representing the Conversion Shares and the Warrant Shares, except as set forth below, shall bear any legend as required by the "Blue Sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

                   [NEITHER   THE  ISSUANCE  AND  SALE  OF  THE
                   SECURITIES  REPRESENTED BY THIS  CERTIFICATE
                   NOR  THE   SECURITIES   INTO   WHICH   THESE
                   SECURITIES ARE  [CONVERTIBLE]

                   [EXERCISABLE]   HAVE  BEEN][THE   SECURITIES
                   REPRESENTED  BY THIS  CERTIFICATE  HAVE  NOT
                   BEEN] REGISTERED UNDER THE SECURITIES ACT OF
                   1933,  AS  AMENDED,   OR  APPLICABLE   STATE
                   SECURITIES  LAWS.  THE  HOLDER  HEREOF,   BY
                   PURCHASING SUCH  SECURITIES,  AGREES FOR THE
                   BENEFIT OF THE COMPANY THAT SUCH  SECURITIES
                   MAY   BE   OFFERED,    SOLD   OR   OTHERWISE
                   TRANSFERRED   ONLY   (A)   PURSUANT   TO  AN
                   EFFECTIVE  REGISTRATION  STATEMENT UNDER THE
                   1933 ACT;  (B) TO THE  COMPANY,  (C) OUTSIDE
                   THE UNITED  STATES IN  ACCORDANCE  WITH RULE
                   904 OF  REGULATION  S UNDER THE 1933 ACT AND
                   IN COMPLIANCE WITH APPLICABLE  LOCAL LAWS OR
                   (D)  WITHIN   THE   UNITED   STATES  (1)  IN
                   ACCORDANCE    WITH   THE   EXEMPTION    FROM
                   REGISTRATION  UNDER THE 1933 ACT PROVIDED BY
                   RULE  144  OR  RULE  144A   THEREUNDER,   IF
                   AVAILABLE,   AND  IN  COMPLIANCE   WITH  ANY
                   APPLICABLE STATE SECURITIES LAWS OR (2) IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE  STATE  SECURITIES  LAWS, AND THE
                   HOLDER HAS PROVIDED  THE  COMPANY,  PRIOR TO
                   SUCH   OFFER,   SALE   OR   TRANSFER,   WITH
                   REASONABLE  ASSURANCE  THAT SUCH  SECURITIES
                   MAY BE SO OFFERED,  SOLD OR TRANSFERRED IN A
                   TRANSACTION    THAT    DOES   NOT    REQUIRE
                   REGISTRATION   UNDER   THE   1933   ACT   OR
                   APPLICABLE     STATE     SECURITIES    LAWS.
                   NOTWITHSTANDING    THE    FOREGOING,     THE
                   SECURITIES MAY BE PLEDGED IN CONNECTION WITH
                   A BONA FIDE MARGIN  ACCOUNT OR OTHER LOAN OR
                   FINANCING   ARRANGEMENT   SECURED   BY   THE
                   SECURITIES.

Subject to Section 9(s), the legend set forth above shall be removed and the Company or the Parent, as applicable, shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with reasonable assurance that the sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, (iii) if the Company or the Parent is a "foreign issuer," within the meaning of Regulation S under the 1933 Act and the Securities are being sold pursuant to Rule 904 of Regulation S, such legend may be removed by providing a declaration to the Company or the Parent, as applicable, that such shares may be sold pursuant to Rule 904 of Regulation S or (iv) such holder provides the Company or the Parent, as applicable, with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

         (h) Canadian Legends. The Buyer understands that the certificates or other instruments representing Warrants and, if the Notes are converted or the Warrants are exercised prior to February 8, 2006, the share certificates representing the Conversion Shares and the Warrant Shares, shall bear a legend set forth below:

                   "UNLESS PERMITTED UNDER CANADIAN  SECURITIES
                   LEGISLATION,  THE HOLDER OF THESE SECURITIES
                   SHALL  NOT TRADE  THE  SECURITIES  IN CANADA
                   BEFORE FEBRUARY 8, 2006."

The legend set forth above shall be removed and the Parent shall issue a certificate without such legend to the holder of the Securities upon which it is stamped at anytime on or after February 8, 2006, if such Securities are qualified for distribution by prospectus under applicable Canadian Securities Laws or if in connection with a proposed trade the holder provides the Parent with reasonable assurance that the Securities are no longer subject to a hold period under such laws.

         (i) Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of the Buyer and shall constitute the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

         (j) No Conflicts. The execution, delivery and performance by the Buyer of this Agreement and the Registration Rights Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Buyer is a party or by which it is bound, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations hereunder.

         (k) Residency. The Buyer is a resident of that jurisdiction specified below its address on the Buyer Schedule.

         (l) Certain Trading Activities. Neither the Buyer nor any of its affiliates has directly or indirectly, and no Person acting on behalf of the Buyer or its affiliates has directly or indirectly, engaged in any transactions in the securities of the Parent or the Company (including, without limitation, any Short Sales involving the Parent's securities) since the time that the Buyer was first contacted by the Parent, a placement agent or any other Person with respect to the transactions contemplated hereby. "Short Sales" include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers. The Buyer covenants that neither it, nor any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction Documents, nor any Person acting on behalf of the Buyer or any of its affiliates that it exercises investment discretion over or to which it has provided knowledge of the transactions contemplated by the Transaction

Documents will engage in any transactions in the securities of the Parent or the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

         (m) No Irish Public Offering. The Buyer has not offered or sold, and it will not offer or sell, any Notes in Ireland in circumstances which would constitute an offer to the public within the meaning of Irish Prospectus Law (as defined below) or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes.

      3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE PARENT.

         Each of the Company, the Parent and Vasogen, Corp. jointly and severally represents and warrants to the Buyer as of the date hereof as follows:

         (a) Organization and Qualification. The Parent is up to date in all filings under the Canada Business Corporations Act (the "CBCA"). The Parent and the Parent's "Subsidiaries" (which for purposes of this Agreement means the Company, Vasogen, Corp. and any entity in which the Parent, directly or indirectly, owns 50% or more of the outstanding capital stock or holds an equity or similar interest representing 50% or more of the outstanding equity or similar interest of such entity) are entities duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which they are formed. The Parent and its Subsidiaries have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Parent and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing (if applicable) in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. Vasogen, Corp. is not qualified as a foreign entity to do business in any state and there is no jurisdiction in which Vasogen, Corp., by virtue of its ownership of property or the nature of the business conducted by it, makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Parent, the Company or Vasogen, Corp. to perform its obligations under the Transaction Documents (as defined below). None of the Parent, the Company or Vasogen, Corp. holds any equity or similar interest in any entity except as set forth on Schedule 3(a).

         (b) Authorization; Enforcement; Validity. Each of the Parent and its Subsidiaries has the requisite power and authority, to the extent it is a party thereto or bound thereby, to enter into and perform its obligations under this Agreement, the Notes, the

Guarantees, the Registration Rights Agreement, the Treasury Instructions (as defined in Section 5(b)), the Warrants and each of the other agreements entered into by the applicable parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and to issue their respective Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes, the Warrants and the Guarantees, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the board of directors (or similar governing body) of the Parent, the Company and Vasogen, Corp., as applicable, and, other than (i) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) the filing of a Form D with respect to the Notes, the Warrants and the Guarantees, as required under Regulation D and (iii) such filings required under applicable securities or "Blue Sky" laws of the states of the United States and applicable Canadian Securities Laws and applicable requirements of the TSX (all of the foregoing, the "Required Approvals"), no further filing, consent, or authorization is required by the Company, the Parent, Vasogen, Corp. or any of their boards of directors and/or shareholders. This Agreement and the other Transaction Documents to which they are a party have been duly executed and delivered by the Parent, the Company and Vasogen, Corp., as applicable, and constitute the legal, valid and binding obligations of the Parent, the Company and Vasogen, Corp., as applicable, enforceable against the Parent, the Company and Vasogen, Corp., as applicable, in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies and to the extent that rights to indemnity may be limited by applicable law, including the indemnification and contribution provisions of the Registration Rights Agreement.

         (c) Issuance of Securities. The Notes, the Warrants and the Guarantees are free from all taxes (other than a stamp duty charge of 0.15 Euro on the issuance of each of the Notes, that will be paid by the Company), liens and charges with respect to the issue thereof. As of the Closing, a number of shares of Common Shares shall have been duly authorized and reserved for issuance which equals or exceeds the maximum number of Common Shares: (i) issuable upon conversion, amortization and/or redemption for Common Shares of the Notes and
(ii) issuable upon exercise of the Warrants. Upon issuance or conversion, amortization and/or redemption in accordance with the terms of the Notes or exercise in accordance with the terms of the Warrants, as the case may be, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Parent, the Company and Vasogen, Corp. of the Securities is exempt from registration under the 1933 Act and from the prospectus and registration requirements of applicable Canadian Securities Laws. The Company has not offered or sold, and it will not offer, sell or transfer the Notes in violation of Irish Securities Laws or in circumstances that would constitute an offer to the public within the meaning of Irish Prospectus Law or an invitation to the public (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes and nothing herein contained shall be construed as constituting an offer of Notes to the public within the meaning of Irish Prospectus Law or an "invitation to the public" (as referred to in Section 33 of the Companies Act, 1963) to subscribe for the Notes. As used herein, "Irish Prospectus Law" has the meaning set out in the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 and "Irish Securities Laws" means Irish Prospectus Law, the Irish
Companies Acts, 1963 to 2005, the Central Bank Acts, 1942-1999, the Investment Intermediaries Act, 1995 (as amended) and any regulations made thereunder (as each of these may be amended or supplemented from time to time).

         (d) No Conflicts. Except as set forth on Schedule 3(d), the execution, delivery and performance of the Transaction Documents by the Parent, the Company and Vasogen, Corp. and the consummation by the Parent, the Company and Vasogen, Corp. of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes, the Warrants and the Guarantees and reservation for issuance and issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of the Articles of Incorporation, any capital stock of the Parent or any of its Subsidiaries, the Bylaws or any of the organizational documents of the Parent or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Parent or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws or Canadian Securities Laws and regulations and the rules and regulations (A) of the Toronto Stock Exchange (the "TSX") and (B) either of Nasdaq National Market ("Nasdaq") or The Nasdaq Small Cap Market ((A) and (B) collectively, the "Principal Markets" and each individually, a "Principal Market")) applicable to the Parent or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

         (e) Consents. Except as set forth on Schedule 3(e), none of the Parent nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations (none of which is required to be filed or obtained before the Closing): (i) the filing by the Parent of a listing application and a notice for acceptance of a private placement for the Conversion Shares and Warrant Shares with the Principal Markets, which shall be done pursuant to the rules of the Principal Markets, (ii) as may be required under the 1933 Act, the "Blue Sky" laws of various states or the rules and regulations thereunder in connection with the transactions contemplated by the Registration Rights Agreement and (iii) any notices or filings required to be given or made with TSX and Nasdaq, which have been or will be given or made on a timely basis by the Parent. The Parent and its Subsidiaries are unaware of any facts or circumstances that might prevent the Parent from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Parent is not in violation of the listing requirements of either of the

Principal Markets and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.

         (f) Acknowledgment Regarding Buyer's Purchase of Securities. Each of the Parent, the Company and Vasogen, Corp. acknowledges and agrees that the Buyer is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that the Buyer is not (i) an officer or director of the Parent or the Company, (ii) to the knowledge of each of the Parent and its Subsidiaries, an "affiliate" of the Parent or any of its Subsidiaries (as defined in Rule 144 under the 1933 Act) or (iii) to the knowledge of each of the Parent and its Subsidiaries, a "beneficial owner" of more than 10% of the shares of Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). Each of the Parent, the Company and Vasogen, Corp. further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Parent or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Buyer's purchase of the Securities. Each of the Parent, the Company and Vasogen, Corp. further represents to the Buyer that the Parent's, the Company's and Vasogen, Corp.'s decision to enter into the Transaction Documents has been based solely on the independent evaluation by each of them and their representatives.

         (g) No General Solicitation; Placement Agent's Fees. Neither the Parent nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (including any within the meaning of Regulation D) in connection with the offer or sale of the Securities in the United States or elsewhere or to any United States citizen or resident. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by the Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged SG Cowen & Co., LLC as placement agent (the "Agent") and any co-agents that the Agent may engage pursuant to the Engagement Letter dated as of June 24, 2005 by and between the Agent and the Parent in connection with the sale of the Securities. Other than the Agent, and the co-agents referred to above, if applicable, neither the Parent nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities.

         (h) No Integrated Offering. None of the Parent, its Subsidiaries, any of their affiliates or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Parent or any of its Subsidiaries for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Parent are listed or designated. None of the Parent, its Subsidiaries, their affiliates or any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

         (i) Dilutive Effect. The Parent understands and acknowledges that the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Parent further acknowledges that its obligation to issue Conversion Shares upon conversion, amortization and/or redemption of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with the terms of the Transaction Documents and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Parent.

         (j) Application of Takeover Protections; Rights Agreement. The Parent and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent's Articles of Incorporation which is or could become applicable to the Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Parent's or any of its Subsidiaries' issuance of the Securities and the Buyer's ownership of the Securities. Except as set forth on Schedule 3(j), the Parent has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company.

         (k) SEC-CSA Documents; Financial Statements. During the two (2) years prior to the date hereof, the Parent has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the Canadian Securities Administrators (the "CSA") pursuant to the reporting requirements of the 1934 Act and the Canadian Securities Laws (all of the foregoing filed during the two-year period prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC-CSA Documents"). The Parent has delivered to the Buyer or their respective representatives true, correct and complete copies of the SEC-CSA Documents not available on the EDGAR and SEDAR systems, if any. As of their respective dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Canadian Securities Laws and the rules and regulations of the SEC and the CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC or the CSA as applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Parent included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the CSA with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

         (l) Absence of Certain Changes. Since November 30, 2004, there has been no undisclosed material adverse change and no undisclosed material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole. Except as disclosed in Schedule 3(l), since November 30, 2004, neither the Parent nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $500,000 outside of the ordinary course of business or
(iii) had capital expenditures outside of the ordinary course of business, individually or in the aggregate, in excess of $500,000. Neither the Parent nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Parent, the Company or Vasogen, Corp. have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. Except as disclosed in Schedule 3(l), the Parent, individually, and the Parent and its respective Subsidiaries, taken as a whole, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means, with respect to any Person (as defined in Section 3(s)), (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted or (v) such Person is "unable to pay its debts" (as such term is defined in Section 214 of the Irish Companies Act, 1963 (as amended by Section 2(3) of the Companies (Amendment) Act, 1990)).

         (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to occur with respect to the Parent or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Parent under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Parent of its Common Shares on the date hereof and which has not been publicly announced.

         (n) Conduct of Business; Regulatory Permits. Neither the Parent nor its Subsidiaries is in violation of any term of or in default under its Articles of Incorporation or Bylaws or their organizational charter or certificate of incorporation or Bylaws, respectively. Neither the Parent nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Parent or its Subsidiaries, except for which an acceptance or consent has been obtained, and neither the Parent nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations that would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Parent is not in violation of any of the rules, regulations or requirements of either of the Principal Markets and has no knowledge of any facts or circumstances that would reasonably be expected to lead to delisting or suspension of the Common Shares by either of the Principal Markets in the foreseeable future. Since December 17, 2003, (i) the Common Shares have been designated for quotation on the Principal Markets, (ii) trading in the Common Shares has not been suspended by the SEC, the CSA or either of the Principal Markets and (iii) the Parent has received no communication, written or oral, from the SEC, the CSA or either of the Principal Markets regarding the suspension or delisting of the Common Shares from the Principal Markets. The Parent and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Parent nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. The Parent is a reporting issuer not in default of any requirements under the applicable Canadian Securities Laws and eligible to use the Short Form Prospectus System, established under National Instrument 44-101 of the CSA (the "POP System").

         (o) Foreign Corrupt Practices. Neither the Parent, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Parent or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Parent or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

         (p) Sarbanes-Oxley Act. The Parent is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

         (q) Transactions With Affiliates. Except as set forth in the SEC-CSA Documents filed at least ten days prior to the date hereof and other than the grant of stock options disclosed on Schedule 3(r), none of the officers, directors or employees of the Parent or any of its Subsidiaries is presently a party to any transaction with the Parent or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Parent or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

         (r) Equity Capitalization. As of the date hereof, the authorized share capital of the Parent consists of unlimited Common Shares, of which as of the date hereof, 81,481,250

Common Shares are issued and outstanding, 3,997,631 Common Shares are issuable upon the exercise of options outstanding granted under the Parent's stock option plans, 985,237 Common Shares are issuable upon the exercise of warrants (other than the Aggregate Warrants) outstanding, 72,856 Common Shares are issuable upon the exercise of deferred share units outstanding granted under the Parent's directors' deferred share unit and stock plan, 2,843,925 Common Shares are reserved for issuance under the Parent's stock option plans, 177,144 Common Shares are reserved for issuance under the Parent's directors' deferred share unit and no Common Shares are reserved for issuance pursuant to securities (other than the Aggregate Notes and the Aggregate Warrants) exercisable or exchangeable for, or convertible into, Common Shares. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r): (i) none of the Parent's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Parent and (ii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities. Except as set forth in the SEC-CSA Documents or as disclosed in Schedule 3(r), and other than the Aggregate Notes and the Aggregate Warrants: (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any kind whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to issue additional share capital of the Parent or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Parent or any of its Subsidiaries; (ii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined in Section 3(s)) of the Parent or any of its Subsidiaries or by which the Parent or any of its Subsidiaries is or may become bound; (iii) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Parent or any of its Subsidiaries; (iv) there are no agreements or arrangements under which the Parent or any of its Subsidiaries is obligated to register or qualify the sale of any of their securities under the 1933 Act or under any applicable Canadian Securities Laws; (v) there are no outstanding securities or instruments of the Parent or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to redeem a security of the Parent or any of its Subsidiaries; (vi) the Parent does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (vii) the Parent and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC-CSA Documents but not so disclosed in the SEC-CSA Documents, other than those incurred in the ordinary course of the Parent's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or could not reasonably be expected to have a Material Adverse Effect. The Parent has made available to the Buyer true, correct and complete copies of the Parent's and its Subsidiaries' Articles of Incorporation or other organizational documents, as amended and as in effect on the date hereof (the "Articles of Incorporation"), and the Parent's and its Subsidiaries' bylaws, as amended and as in effect on the date hereof (the "Bylaws"), and the terms of all securities convertible into, or exercisable or exchangeable for, shares of Common Shares and the material rights of the holders thereof in respect thereto.

         (s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Parent nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Parent's officers, has or is expected to have a Material Adverse Effect. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; references to Indebtedness of the Parent or the Company shall mean Indebtedness on a consolidated basis; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

         (t) Absence of Litigation. Except as set forth in Schedule 3(t), there is no action, suit, proceeding, inquiry or investigation before or by either of the Principal Markets, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Parent or any of its Subsidiaries, threatened against or affecting the Parent or any of its Subsidiaries, the Common Shares or any of the Parent's or its Subsidiaries' officers or directors in their capacity as such which, individually or in the aggregate, if determined adversely to the Parent or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect.

         (u) Insurance. The Parent and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Parent believes to be prudent and customary in the businesses in which the Parent and its Subsidiaries are engaged. Neither the Parent nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to insure its business at a cost that would not have a Material Adverse Effect.

         (v)  Employee  Relations.  (i)  Neither  the  Parent  nor  any  of  its
Subsidiaries is a party to any collective bargaining agreement or union contract. The Parent and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Parent or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Parent or any such Subsidiary that such officer intends to leave the Parent or any such Subsidiary or otherwise terminate such officer's employment with the Parent or any such Subsidiary. To the knowledge of the Parent and its Subsidiaries, no executive officer of the Parent or any of its Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Parent or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

            (ii) The Parent and its Subsidiaries are in compliance with all United States and Canadian federal, state, provincial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

         (w) Title. The Parent and its Subsidiaries have good and marketable title to all real property and good and valid title to all personal property owned by them which is material to the business of the Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Parent and any of its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect. Any real property and facilities held under lease by the Parent or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as do not interfere with the use made and proposed to be made of such property and buildings by the Parent and its Subsidiaries or as could not reasonably be expected to have a Material Adverse Effect.

         (x) Intellectual Property Rights. The Parent and its Subsidiaries own or have licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, formulas, trade secrets, licenses, approvals, governmental authorizations and other intellectual property rights necessary to conduct their respective businesses as now conducted ("Intellectual

Property Rights"). Except as set forth in Schedule 3(x), none of the Parent's or its Subsidiaries' Intellectual Property Rights have expired, terminated or have been abandoned, or are expected to expire, terminate or be abandoned, within three years from the date of this Agreement. Neither the Parent nor any of its Subsidiaries has any knowledge of any infringement by the Parent or any of its Subsidiaries of Intellectual Property Rights of others, which infringement could reasonably be expected to have a Material Adverse Effect. There is no claim, action or proceeding being made or brought, or to the knowledge of the Parent or its Subsidiaries, being threatened against the Parent or any of its Subsidiaries regarding any of their Intellectual Property Rights. Neither the Parent nor the Company is aware of any facts or circumstances which might reasonably be expected to give rise to any of the foregoing infringements or claims, actions or proceedings. The Parent and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except for public disclosure in the U.S. Patent and Trademark Office (and foreign equivalents).

         (y) Environmental Laws. The Parent and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all United States, Irish and Canadian federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

         (z) Subsidiary Rights. Except as set forth in Schedule 3(z), the Parent or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Parent or such Subsidiary.

         (aa) Tax Status. Except as set forth in Schedule 3(aa), the Parent and each of its Subsidiaries (i) has made or filed all material foreign, United States and Canadian federal, state and provincial income and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and none of the officers of the Parent nor the officers of its Subsidiaries know of any reasonable basis for any such claim.

         (bb) Internal Accounting and Disclosure Controls. The Parent and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Parent maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Parent's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.

         (cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Parent and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Parent in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

         (dd) Ranking of Notes. No Indebtedness of the Company is senior to the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of the Parent is senior to the Parent Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise. No Indebtedness of Vasogen, Corp. is senior to the Subsidiary Guaranty whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

         (ee) Shares Freely Tradeable. The Conversion Shares and the Initial Warrant Shares will be freely tradeable under applicable Canadian laws on the TSX from and after February 8, 2006, other than restrictions applicable in the context of a "control distribution" as defined for the purposes of Canadian Securities Laws.

         (ff) Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to the Buyer hereunder will be, or will have been, fully paid or provided for by the Company and/or the Parent (as the case may be), and all laws imposing such taxes will be or will have been complied with.

         (gg) Manipulation of Price. Neither the Parent nor the Company has, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Parent to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Parent.

         (hh) Canadian Prospectus. The Parent (i) is qualified pursuant to National Instrument 44-102, Alternative Forms of Prospectus ("NI44-102"), to file a base shelf prospectus, and (ii) is entitled to include in such a prospectus all of the Registrable Securities (as defined in the Registration Rights Agreement).

         (ii) Disclosure. Each of the Parent, the Company and Vasogen, Corp. confirms that neither it nor any other Person acting on its behalf has provided the Buyer or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. Each of the Parent, the Company and Vasogen, Corp. understands and confirms that the Buyer will rely on the foregoing representations in effecting transactions in the Securities. All disclosure provided to the Buyer regarding the Parent and its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Parent or its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Parent or its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Parent or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Parent but which has not been so publicly announced or disclosed.

         (jj) Vasogen, Corp. Vasogen, Corp. is not a party to any contract or agreement material to the Parent and Vasogen, Corp., taken as a whole or material to the Parent and its Subsidiaries, taken as a whole.

      4. COVENANTS.

         (a) Reasonable Best Efforts. Each party shall use its reasonable best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

         (b) Form D and Blue Sky. The Company and the Parent each agree to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to the Buyer promptly after such filing. The Company and the Parent each shall, on or before the Closing Date, take such action as such party shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyer at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyer on or prior to the Closing Date. Each of the Company and the Parent shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States and the applicable Canadian Securities Laws and applicable requirements of the TSX following each such Closing Date.

         (c) Reporting Status. Until the date on which the Buyer shall have sold at least 90% of the Conversion Shares and Warrant Shares and none of the Notes or Warrants is outstanding (the "Reporting Period"), the Parent shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act and the CSA under applicable Canadian Securities Laws, and the Parent shall continue to timely file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise no longer require such filings and will remain in good standing under Canadian Securities Law and eligible to use the POP System. The Buyer shall promptly notify the Parent of the occurrence of the events causing the cessation of the Parent's obligations hereunder.

         (d) Use of Proceeds. The Company will use the proceeds from the sale of the Notes and Initial Warrants for the repayment of intercompany debt to Parent previously incurred for purposes of research and development activities and for future research and development activities by the Company and/or the Parent as well as for general corporate purposes. The Company will not use the proceeds from the sale of the Notes and Initial Warrants for the (i) repayment of any other outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) redemption or repurchase of any of its equity securities.

         (e) Financial Information. The Parent agrees to send the following to the Buyer during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 40-F or Form 20-F, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act and (ii) copies of any notices and other information made available or given to the shareholders of the Parent generally, contemporaneously with the making available or giving thereof to the shareholders. As used herein "Business Day" means any day other than a Saturday, Sunday, or other day on which commercial banks in New York City are authorized or required by law to remain closed.

         (f) Listing. The Parent shall promptly secure the listing of all of the Conversion Shares and Initial Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Conversion Shares and Warrant Shares from time to time issuable under the terms of the Notes and the Warrants. The Parent shall maintain the Common Shares' listing or authorization for quotation on each of the Principal Markets. Neither the Parent nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on either of the Principal Markets; provided, however, that the Parent makes no covenant regarding the trading price of the Common Shares. The Parent shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

         (g) Fees. Subject to Section 8 below, at the Closing, the Company shall pay an expense allowance to Kings Road Investments Ltd. (a Buyer) or its designee(s) (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement) to cover expenses reasonably incurred by Kings Road Investments Ltd. or any professionals engaged by Kings Road Investments Ltd. in relation to due diligence and investment documentation, in an amount not to exceed $70,000 (in addition to any other expense amounts paid to the Buyer prior to the date of this Agreement), which amount shall be withheld by Kings Road Investments Ltd. from its Purchase Price at the Closing in satisfaction of the Company's payment obligation. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by the Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Agent. The Company shall pay, and hold the Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyer.

         (h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by a Holder (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and neither the Buyer nor its successor or assign thereof effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Buyer.

         (i) Disclosure of Transactions and Other Material Information. On the first Business Day following the date of this Agreement, the Parent shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (but excluding all schedules to this Agreement, assuming no material non-public information is contained in such schedules), the form of each of the Notes, the Warrants, the Registration Rights Agreement and the Guarantees) as exhibits to such filing (including all attachments, the "6-K Filing") and a material change report on Form 51-102F3 in accordance with National Instrument 51-102 of the CSA with respect thereto (the "Material Change Report"). Upon the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA, the Buyer shall not be in possession of any material, nonpublic information received from the Parent or any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing and the Material Change Report. The Parent shall not, and shall cause each of its Subsidiaries and each of their respective officers, directors, employees and agents, not to, provide the Buyer with any material, nonpublic information regarding the Parent or any of its Subsidiaries from and after the 6-K Filing with the SEC and the filing of the Material Change Report with the CSA without the express written consent of the Buyer. If, after the deadline for the 6-K Filing set forth above, the Buyer has, or reasonably believes it has, received any such material, nonpublic information regarding the Parent or any of its Subsidiaries, it shall provide the Parent with written notice thereof. The Parent shall, within five (5) Trading Days of receipt of such notice except pursuant to Allowable

Grace Periods under the Registration Rights Agreement, make public disclosure of such material, nonpublic information. In the event of a breach of the foregoing covenant by the Parent, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, the Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. The Buyer shall not have any liability to the Parent, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure. Subject to the foregoing, neither the Parent nor the Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, that the Parent shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith or (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Buyer shall be consulted by the Parent in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the Buyer, which shall be deemed to have been received in respect of the filing of the Transaction Documents with the 6-K Filing and the filing of the Material Change Report, neither the Parent nor any of its Subsidiaries shall disclose the name of the Buyer in any filing, announcement, release or otherwise other than in a prospectus for the resale of the Conversion Shares, to which consent is deemed given hereby or as otherwise required by law to specifically name the Buyer.

         (j) Restriction on Redemption and Cash Dividends. So long as any Notes are outstanding, neither the Company nor the Parent shall, directly or indirectly, redeem, repurchase, or otherwise acquire for value or declare or pay any dividend or distribution on, the Common Shares without the prior express written consent of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes. Notwithstanding the foregoing, nothing herein shall prevent the Company or the Parent from satisfying its obligations under the Aggregate Notes and the Aggregate Warrants.

         (k) Additional Notes; Variable Securities; Dilutive Issuances. So long as the Buyer or any Other Buyer beneficially owns any Notes or Other Notes, as applicable, the Company shall not issue any Notes or Other Notes other than to the Buyers as contemplated by this Agreement or the Other Purchase Agreements, as applicable, and neither the Company nor the Parent shall issue any other securities that would cause a breach or default under the Notes or Other Notes, as applicable, while such Notes or Other Notes are outstanding. Until the earlier of three (3) years from the Closing and the date the Buyer or any Other Buyer no longer beneficially own any Securities, neither the Company nor the Parent shall, in any manner, issue or sell any rights, warrants or options (other than the Aggregate Notes and Aggregate Warrants) (i) to subscribe for or purchase Common Shares or (ii) which are directly or indirectly convertible into or exchangeable or exercisable for Common Shares, in each of cases (i) and (ii), at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price. Until the Effectiveness Date (as defined in the Registration Rights Agreement), neither the Company nor the Parent shall, in any manner, enter into or effect any Dilutive Issuance (as defined in the

Notes).

         (l) Corporate Existence. So long as the Buyer beneficially owns any Notes or Warrants, neither the Company nor the Parent shall be party to any Fundamental Transaction (as defined in the Notes) unless the Company and the Parent, as applicable, is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

         (m) Reservation of Shares. The Parent shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, after the Closing Date, the maximum number of shares of Common Shares issuable upon conversion, amortization and/or redemption of all of the Notes and shares of Common Shares issuable upon exercise of the Warrants.

         (n) Conduct of Business. The business of the Company, the Parent and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

         (o) Additional Issuances of Securities.

            (i) For purposes of this Section 4(o), the following definitions shall apply.

                (1)  "Convertible  Securities"  means  any  stock or  securities
        (other than the Aggregate Notes, Aggregate Warrants or Options) convertible into or exercisable or exchangeable for shares of Common Shares.

                (2) "Options" means any rights, warrants (other than the Aggregate Warrants) or options to subscribe for or purchase shares of Common Shares or Convertible Securities.

                (3) "Common Share Equivalents" means, collectively, Options and Convertible Securities.

            (ii) As long as 15% of the original principal amount of the Notes issued at the Closing are outstanding, from the Closing Date until the eighteen month anniversary of the Closing Date, the Parent will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Common Shares or Common Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement") unless the Parent shall have first complied with this Section 4(o)(ii).

                (1) The Parent shall deliver to the Buyer by facsimile a written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange

        (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement within one Business Day of the determination of the terms of such Subsequent Placement, which Offer Notice shall (x) identify and describe the Offered Securities, (y) describe the price range and other terms upon which they are expected to be issued, sold or exchanged, and the number or amount of the Offered Securities expected to be issued, sold or exchanged and (z) offer to issue and sell to or exchange with the Buyer (which offer being non-transferable to any successor to or transferee of the Buyer) a pro rata portion of 35% of the Offered Securities allocated among the Buyer and the Other Buyers (collectively, the "Buyers") including (a) those based on such Person's pro rata portion of the aggregate principal amount of Notes purchased hereunder and pursuant to the Other Purchase Agreements (the "Basic Amount"), and (b) if the Buyer elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of Other Buyers as the Buyer shall indicate it will purchase or acquire should the Other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount").

                (2) To accept an Offer, in whole or in part, the Buyer must deliver a written notice to the Company prior to the end of the first
        (1st) full Business Day after the Buyer's receipt of the Offer Notice (for purposes of this Section 4(o)(ii)(2), notwithstanding the provisions of Section 9(f), receipt of the Offer Notice shall not be deemed to have occurred until the Buyer shall have physically received such Offer Notice (the "Offer Period"), setting forth the portion of the Buyer's Basic Amount that the Buyer elects to purchase and, if the Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that the Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be deemed to have elected to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Parent to the extent it deems reasonably necessary.

                (3) The Parent shall have twenty (20) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "Refused Securities"), but only upon terms and conditions (including, without limitation, unit prices and interest rates within the range specified in the Offer) that are not more favorable to the acquiring person or persons or less favorable to the Parent than those set forth in the Offer Notice.

                (4) In the event the Parent shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in

        Section 4(o)(ii)(3) above), then each Buyer may, at its sole option and in its sole discretion, subject to the following sentence, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(o)(ii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Parent actually proposes to issue, sell or exchange (including Offered
        Securities to be issued or sold to Buyers pursuant to Section 4(o)(ii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that the Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Parent may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(o)(ii)(1) above. Provided that the Buyer has been advised by the Parent electronically or by telephone (with verbal confirmation of receipt) by 5:00pm New York Time, the Buyer must make its election to reduce referred to above no later than 8:00am New York Time the following Business Day.

                (5) Upon the closing of the issuance, sale or exchange of all or less than all of the Offered Securities, the Buyers shall acquire from the Parent, and the Parent shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(o)(ii)(4) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to (i) the preparation, execution and delivery by the Parent and the Buyers of a purchase agreement relating to such Offered Securities substantially in the form negotiated with the purchasers of the Offered Securities other than the Buyers but reasonably satisfactory in form and substance to the Buyers and their respective counsel, (ii) the Buyers' satisfaction, in their sole discretion, with both (I) the final price and (II) the substantive final terms and/or conditions that differ from those contained in the Offer Notice, and (iii) the Buyers' reasonable satisfaction with the identity of the other persons or entities to which the Offered Securities will be sold.

                (6) Any Offered Securities not acquired by the Buyers or other Persons in accordance with this Section 4(o)(ii) may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

            (iii) The restrictions contained in subsection (ii) of this Section 4(o) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes or securities issued in connection with (A) any public offering or (B) any offering of securities convertible into Common Shares pursuant to Rule 144A under the 1933 Act).

         (p) Holding Period. For the purposes of Rule 144 and applicable Canadian Securities Laws, the Company acknowledges that the holding period of the Conversion Shares may be tacked onto the holding period of the Notes and the Parent and the Company agree not to take a position contrary to this Section 4(p).

         (q) Letter of Credit.

            (i) On or prior to the Closing Date, the Company shall obtain an irrevocable letter of credit (the "Letter of Credit"), in the amount of $10,000,000 issued in favor of Kings Road Investments Ltd. (the "LC Agent") by a bank acceptable to such LC Agent (the "Letter of Credit Bank") and in form and substance acceptable to such LC Agent. Subject to the last three sentences of this Section (q)(i), the Letter of Credit shall expire not earlier than 91 days after the Maturity Date of the Notes (the "LC Expiration Date"). Upon the occurrence and during the continuance of an Event of Default under (and as defined in) any of the Aggregate Notes, the LC Agent shall be entitled to draw under the Letter of Credit for the full Letter of Credit Amount (as defined in the Aggregate Notes) then available thereunder, it being understood that the LC Agent shall act for the benefit of the Buyers on a pro rata basis based on the principal amount of the Aggregate Notes held by each of the Buyers and hold such amount as collateral security for the obligations under the Aggregate Notes for the benefit of the Buyers. The Company shall obtain such renewals, extensions or replacements of the Letter of Credit as necessary to ensure that the Letter of Credit shall not expire prior to the LC Expiration Date (unless the Letter of Credit shall have been reduced to zero in accordance with the terms contained in this Section 4(q) prior to such date). If, at any time, the Company cannot obtain a renewal, extension or replacement of the Letter of Credit such that the Letter of Credit will expire prior to the LC Expiration Date (a "Withdrawal Event"), the Company and the Letter of Credit Bank shall each give the LC Agent written notice of the occurrence of a Withdrawal Event at least forty-five (45) days prior to the then current expiration date of the Letter of Credit. Following a Withdrawal Event, the LC Agent shall be entitled to draw down the Letter of Credit Amount in its entirety (whether or not an Event of Default shall have occurred or be continuing under any of the Notes) and hold such amount as collateral security for the obligations under the Notes for the benefit of the Buyers.

            (ii) If more than $23 million of the Aggregate Notes are converted, redeemed or amortized pursuant to the terms of the Aggregate Notes, the Company shall promptly deliver a notice to the LC Agent (the "LC Reduction Notice"), certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal one-half of the difference between $17 million and the aggregate principal amount of the Aggregate Notes then outstanding. After delivery of the initial LC Reduction Notice, if the outstanding principal amount of the Aggregate Notes has been reduced by $2 million or more from the time of the prior LC Reduction Notice, the Company may deliver a subsequent LC Reduction Notice to the LC Agent certifying as to the occurrence of such event, the aggregate principal amount then outstanding under the Aggregate Notes, and the amount by which the Letter of Credit Amount shall be reduced, such reduction amount to equal the difference between (A) one-half of the difference between (i) $17 million and (ii) the aggregate principal amount of the Aggregate Notes then outstanding and (B) the aggregate amount of any prior reductions of the Letter of Credit Amount. Within 10 days of the receipt of any such LC Reduction Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the reduction of the Letter of Credit Amount to the Company as set forth in the LC Reduction Notice.

            (iii) If the Company obtains FDA Approval (as defined in the Notes), the Company shall promptly deliver a written notice to the LC Agent (the "Letter of Credit Notice"), certifying as to the occurrence of such event and a copy of such FDA Approval. Within 10 days of the receipt of the Letter of Credit Notice, the LC Agent shall issue a written instruction to the Letter of Credit Bank to request the release and return of the Letter of Credit Amount to the Company.

            (iv) Notwithstanding the foregoing, if the LC Agent reasonably disagrees with the contents of either a LC Reduction Notice or a Letter of Credit Notice or the Company disagrees with any action taken or omitted to be taken by the LC Agent, such party shall use the dispute resolution procedures contained in Section 25 of the Notes.

            (v) Kings Road Investments Ltd. is hereby appointed as the LC Agent for the Buyer hereunder, and the Buyer hereby authorizes the LC Agent (and its officers, directors, employees and agents) to take any and all such actions on behalf of the Buyer with respect to the Letter of Credit in accordance with the terms of this Agreement. The LC Agent shall not have, by reason hereof or any of the other Transaction Documents, a fiduciary relationship in respect of the Buyer. Neither the LC Agent nor any of its officers, directors, employees and agents shall have any liability to the Buyer for any action taken or omitted to be taken in connection hereof except to the extent caused by its own gross negligence or willful misconduct, and the Buyer agrees to defend, protect, indemnify and hold harmless the LC Agent and all of its officers, directors, employees and agents (collectively, the "Indemnitees") from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) (the "Losses") incurred by such Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Indemnitee of the duties and obligations of the LC Agent pursuant hereto; provided, however, that the Buyer shall not be required to indemnify the Indemnitees to the extent any such Losses are the result of the LC Agent's fraud or willful misconduct.

         (r) Trading Restrictions. Neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may purchase, sell or enter into any put option, short position or similar arrangement with respect to securities of the Parent that violates Current Securities Laws or otherwise trade in the securities of the Parent in violation of applicable Current Securities Laws. In addition, during each Company Conversion Measuring Period (as defined in the Notes) neither the Buyer, nor any affiliate of the Buyer that is controlled by the Buyer or is otherwise aware of this restriction, may engage in a Restricted Activity other than the sale of Common Shares received upon a Company Conversion (as defined in the Notes), upon a conversion, amortization or redemption of Notes pursuant to Section 3 of the Notes, upon exercise of any Warrants, or the transfer of any Notes or Warrants as permitted by their terms. "Restricted Activity" means, (a) any Acquisition or Disposition, in open market transactions of (i) any Common Shares or (ii) any securities convertible into or exchangeable for or derivative of Common Shares and (b) any other action taken intentionally for the purpose of manipulating the price of Common Shares. "Acquisition" means any direct or indirect voluntary acquisition or purchase (other than by merger, consolidation, combination, recapitalization or other reorganization, or by operation of law). "Disposition" means any direct or indirect voluntary sale, or monetization, including through a Subsidiary or by means of an equity offering by any such Subsidiary, but shall not include, any of the actions contemplated by
Section 4(h) or any disposition thereunder. "Current Securities Laws" means the rules and regulations, existing on the date hereof, of the 1933 Act, the 1934 Act and the Canadian Securities Laws, in each case as are set forth in currently disseminated interpretations by the SEC or the CSA, as applicable, in writing, through rules, regulations, releases, no-action letters or published telephone interpretations.

         (s)  Acknowledgement  Regarding  Buyer's Trading  Activity.  Subject to
Section 4(r) of this Agreement, it is understood and agreed by the Parent and the Company (i) that, to the knowledge of the Parent, the Buyer has not been asked to agree, nor has the Buyer agreed, to desist from purchasing or selling, long and/or short, securities of the Parent, or "derivative" securities based on securities issued by the Parent or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by the Buyer, including, without limitation, Short Sales or "derivative" transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Parent's publicly-traded securities;
(iii) that the Buyer, and counter parties in "derivative" transactions to which the Buyer is a party, directly or indirectly, presently may have a "short" position in the Common Shares or an economically comparable position; and (iv) that, to the knowledge of the Parent, the Buyer shall not be deemed to have any affiliation with or control over any arm's length counter party in any "derivative" transaction. Subject to Section 4(r) of this Agreement and notwithstanding any other provisions of this Agreement and the provisions of the Transaction Documents, the Parent further understands, acknowledges and agrees that (a) the Buyer may engage in hedging and/or trading activities at any time during the period that the Securities are outstanding, including, without limitation, during the periods that the number and/or value of the Conversion Shares deliverable with respect to Securities are being determined and (b) such hedging and/or trading activities (if any) could reduce the value of the existing stockholders' equity interests in the Parent both at and after the time that the hedging and/or trading activities are being conducted. The Parent and the Company acknowledge that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants or any of the documents executed in connection herewith.

         (t) Subsidiaries; Guaranty. To the extent any Subsidiary of the Parent that comes into existence after the date hereof has assets transferred into it having a fair market value of $1,000,000, individually, or $5,000,000 in the aggregate, each such Subsidiary shall promptly enter into a guarantee substantially in the form attached hereto as Exhibit D-2.

         (u) Amendment to Other Security Purchase Agreements. Neither the Company nor the Parent shall amend any of the Other Purchase Agreements without first offering the same terms to the Buyer hereunder.

         (v) No Conflicts with Irish Law. The Parent and the Company covenant and agree that:

            (i) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Section 60 nor Section 286 of the Irish Companies Act, 1963.

            (ii) The execution, delivery and performance of the Transaction Documents to which the Company is or is to be a party and the consummation by the Company of the transactions contemplated hereby and thereby shall not contravene Part XI of the Irish Companies Act, 1990.

         (w) Change to DTC Brokerage Account Information. If the Buyer seeks at any time to make any changes to the DTC brokerage account information which the Buyer has provided pursuant to Section 6(d) hereof, the Buyer shall deliver to the Parent a new form, substantially in the form of Exhibit E, setting forth revised DTC brokerage account information. The Parent shall be obligated to use, beginning no later than five (5) Business Days after receipt thereof, such revised DTC brokerage account information for any delivery of Common Shares required under the Transaction Documents.

      5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

         (a) Register. The Company and the Parent shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants, as applicable, in which the Company and the Parent shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Conversion Shares issuable upon conversion, amortization and/or redemption of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company and the Parent shall keep the register open and available at all times during business hours for inspection by the Buyer or its legal representatives.

         (b) Transfer Agent Instructions. The Parent shall issue treasury instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of the Buyer or its respective nominee(s), for the Conversion Shares and the Warrant Shares issued upon conversion, amortization or redemption of the Notes or exercise of the Warrants in such amounts as specified from time to time by the Buyer to the Parent or by the Parent, as the case may be, upon conversion, amortization and/or redemption of the Notes or exercise of the Warrants substantially in the form attached as Exhibit I to the Notes and Warrants, respectively (the "Treasury Instructions"). The Parent warrants that no instruction other than the Treasury Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Parent to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Parent and the Company as and to the extent provided in this Agreement and the other Transaction Documents. If the Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f) and the other provisions of the Transaction Documents, subject to Section 9(s), the Parent and the Company shall permit the transfer and, in the case of a transfer of Common Shares, the Parent shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144 or Rule 904, subject to Section 9(s), the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. Each of the Parent and the Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyer. Accordingly, the Parent and the Company acknowledge that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Parent or the Company of the provisions of this
Section 5(b), that the Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

      6. CONDITIONS TO THE COMPANY'S AND THE PARENT'S OBLIGATION TO SELL.

         The obligation of the Company hereunder to issue and sell the Notes and the obligation of the Parent to issue the Initial Warrants to the Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's and the Parent's sole benefit and may be waived by the Company and the Parent at any time in their sole discretion by providing the Buyer with prior written notice thereof:

         (a) The Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company and the Parent.

         (b) The Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of Kings Road Investments Ltd., the amounts withheld pursuant to Section 4(g)) for the Notes and the Other Notes and the Warrants and the Other Warrants being obtained by the Buyers at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

         (c) The representations and warranties of the Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer at or prior to the Closing Date.

         (d) The Buyer shall have completed and delivered to the Parent the DTC brokerage account information form with respect to the Buyer in substantially the form of Exhibit E attached hereto.

      7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

      The obligation of the Buyer hereunder to purchase the Notes and the Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Buyer's sole benefit and may be waived by the Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

         (a) The Company  shall have duly  executed and  delivered to the Buyer:
(A) the Notes (in such principal amounts as the Buyer shall request) being obtained by the Buyer at the Closing pursuant to this Agreement and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (b) The Parent shall have duly executed and delivered to the Buyer: (A) the Warrants (in such allocations as the Buyer shall request) being received by the Buyer at the Closing pursuant to this Agreement; (B) the Parent Guaranty, and (C) to the extent it is a party thereto, each of the other Transaction Documents.

         (c) Vasogen, Corp. shall have duly executed and delivered to the Buyer:
(A) the Subsidiary Guaranty, and (B) to the extent it is a party thereto, each of the other Transaction Documents.

         (d) The Buyer shall have received the opinion of Lang Michener LLP, the
Parent's   outside  Canadian   counsel,   dated  as  of  the  Closing  Date,  in
substantially the form of Exhibit F-1 attached hereto.

         (e) The Buyer shall have received the opinion of Eugene F. Collins Solicitors, the Company's outside Irish counsel, dated as of the Closing Date, in substantially the form of Exhibit F-2 attached hereto.

         (f) The Buyer shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Company's outside United States counsel, dated as of the Closing Date, in substantially the form of Exhibit F-3 attached hereto.

         (g) The Parent shall have delivered to the Buyer a certificate of compliance with the CBCA of the Parent, and the Company shall have delivered to the Buyer a certificate evidencing the formation and status of the Company in the Company's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Closing Date.

         (h) The Parent shall have delivered to the Buyer a certificate evidencing the Parent's qualification as a foreign corporation (if applicable) and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Parent conducts business and such qualification is required, as of a date within 10 days of the Closing Date. The Company shall have delivered to the Buyer a Letter of Status from the Companies Registration Office in Dublin, Ireland.

         (i) The Parent shall have delivered to the Buyer a certified copy of the Articles of Incorporation of the Parent, and the Company shall have delivered to the Buyer a certified copy of its Memorandum and Articles of Association of the Company, in each case as certified by the Secretary of State (or equivalent) in the applicable jurisdiction of incorporation within ten (10) days of the Closing Date.

         (j) The Parent shall have delivered to the Buyer a certificate, executed by the Secretary of the Parent and the Company shall have delivered to the Buyer a certificate, executed by a Director of the Company, in each case dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by such entity's board of directors in a form reasonably acceptable to the Buyer, (ii) the Articles of Incorporation, as in effect at the Closing, of each such entity and (iii) the Bylaws, as in effect at the Closing, of each such entity in the form attached hereto as Exhibit G.

         (k) The  representations  and  warranties of the Company and the Parent
shall  be  true  and  correct  in  all  material   respects  (except  for  those
representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company and the Parent shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company and/or the Parent, as applicable at or prior to the Closing Date.

         (l) The Parent shall have delivered to the Buyer a letter from the Parent's transfer agent certifying the number of shares of Common Shares outstanding as of a date within five days of the Closing Date.

         (m) The Common Shares (i) shall be designated for quotation or listed on each of the Principal Markets and (ii) shall not have been suspended, as of the Closing Date, by the SEC, the CSA or either of the Principal Markets from trading on the Principal Markets nor shall suspension by the SEC, the CSA or either of the Principal Markets have been threatened, as of the Closing Date, either (A) in writing by the SEC, the CSA or either of the Principal Markets or
(B) by falling below the minimum listing maintenance requirements of either of the Principal Markets.

         (n) The Company and the Parent shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

         (o) There shall be no Indebtedness of the Parent or any of its Subsidiaries other than Indebtedness which is pari passu with or subordinate to the Notes and the Guarantees, as applicable, so long as such Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until 91 days after the Maturity Date (as defined in the Notes) or later; provided, that (I) the Company, the Parent or Vasogen, Corp. may incur Indebtedness that is secured by assets purchased with the proceeds of such Indebtedness, (II) the Parent, the Company or Vasogen, Corp. may incur purchase money Indebtedness for the purpose of financing the acquisition of equipment to be acquired or held by the Company, the Parent or Vasogen, Corp. in the ordinary course of business, provided, that the principal amount of such Indebtedness shall not materially exceed 80% of the cost of the property so acquired, and
(III) the Company, the Parent and/or Vasogen, Corp. may incur Indebtedness owed to the Parent or any of its Subsidiaries.

         (p) The approval of each of the Principal Markets for the issuance of the Securities contemplated hereby and conditional listing of the Conversion Shares and the Warrant Shares shall have been obtained.

         (q) The Company and the Parent shall have delivered to the Buyer such other documents relating to the transactions contemplated by this Agreement as the Buyer or its counsel may reasonably request.

         (r) The Company shall have obtained and delivered the Letter of Credit pursuant to the terms of Section 4(q) hereof.

         (s) The Company and the Parent shall have entered into one or more security purchase agreements (the "Other Purchase Agreements") relating to the sale and purchase of securities on substantially identical terms to this Agreement, that provide for the aggregate sale (when combined with this Agreement) of $40,000,000 in aggregate principal amount of Aggregate Notes and Aggregate Warrants.

      8. TERMINATION.

      In the event that the  Closing  shall not have  occurred  on or before ten
(10) Business Days from the date hereof due to the Company's, the Parent's or the Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8 due to any breach of a representation, warranty, covenant or agreement by the Company or the Parent, the Company shall remain obligated to reimburse the non-breaching Buyer for the expenses described in Section 4(g) above.

      9. MISCELLANEOUS.

         (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company, the Parent and Vasogen, Corp. have appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as their agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE

ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

         (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

         (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

         (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements among the Buyer, the Parent, the Company, Vasogen, Corp., their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, none of the Parent, the Company, Vasogen, Corp. or the Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parent, the Company, Vasogen, Corp. and the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on the Buyer and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with the Buyer relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

         (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

             If to the Company:

                      Vasogen Ireland Limited
                      Shannon Airport House
                      Shannon
                      Co. Clare
                      Ireland
                      Telephone:  353-61-472-844
                      Facsimile:  353-1-886-9359
                      Attention:  Mr. Kevin Donovan, Director

                      With a copy (for informational purposes only) to:

                      Vasogen Inc.
                      Vasogen, Corp.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer: cwaddick@vasogen.com;
                                  and
                                  Vice President, Corporate & Legal Affairs:
                                  jlesaux@vasogen.com;
                                  and for purposes of the Note, the Controller: gneil@vasogen.com

                      Lang Michener LLP
                      BCE Place, P.O. Box 747
                      Suite 2500, 181 Bay Street
                      Toronto, Ontario
                      M5J 2T7
                      Telephone:  (416) 307-4040
                      Facsimile:  (416) 365-1719
                      Attention:  Geofrey Myers, Esq.

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      1285 Avenue of the Americas
                      New York, New York 10019-6064
                      Telephone:  (212) 373-3000
                      Facsimile:  (212) 757-3990
                      Attention:  Edwin S. Maynard, Esq.

             If to the Parent or Vasogen, Corp.:

                      Vasogen Inc.
                      2505 Meadowvale Boulevard
                      Mississauga, Ontario
                      L5N 5S2
                      Canada
                      Telephone:  (905) 569-2265
                      Facsimile:  (905) 569-9231
                      Attention:  Chief Financial Officer; and
                                  Vice President, Corporate & Legal Affairs

                      With a copy (for informational purposes only) to:

                      the Company
                      (at the address listed above)

                      Lang Michener LLP
                      (at the address listed above)

                      and

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP
                      (at the address listed above)

             If to the Transfer Agent:

                      Mellon Investor Services LLC
                      85 Challenger Road
                      Ridgefield Park, NJ 07660
                      Telephone:  (201) 329-8833
                      Facsimile:  (201) 329-8922
                      Attention:  Ms. Diane Almonte

If to the Buyer, to its address and facsimile number set forth on the Buyer Schedule, with copies to the Buyer's representatives as set forth on the Buyer Schedule,

         with a copy (for informational purposes only) to:

                  Schulte Roth & Zabel LLP
                  919 Third Avenue
                  New York, New York 10022
                  Telephone:  (212) 756-2000
                  Facsimile:  (212) 593-5955
                  Attention:  Eleazer N. Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.
Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

         (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants. None of the Company, the Parent or Vasogen, Corp. shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate principal amount of Notes issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). The Buyer may assign some or all of its rights hereunder without the consent of the Company in connection with a transfer by the Buyer of the Notes and Warrants in private transactions in accordance with the terms thereof, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

         (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         (i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Parent, the Company, Vasogen, Corp. and the Buyer contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing.

         (j) Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars ("US Dollars"). All amounts owing under this Agreement or any Transaction Document shall be paid in US Dollars. All amounts denominated in other currencies shall be converted in the US Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US Dollars pursuant to this Agreement, the US Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

         (k) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         (l) Indemnification. In consideration of the Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's and the Parent's other obligations under the Transaction Documents, the Company and the Parent, jointly and severally, shall defend, protect, indemnify and hold harmless the Buyer and each other holder of the Securities (other than Persons holding only Securities purchased in open market transactions) and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any material inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents or any inaccuracy in any representation or warranty made by the Company, the Parent or Vasogen, Corp. in the Transaction Documents that is qualified by materiality or Material Adverse Effect, (b) any breach in any material respect of any covenant, agreement or obligation of the Company, the Parent or Vasogen, Corp. contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company, the Parent or Vasogen, Corp.) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities or (iii) the status of the Buyer or holder of the Securities as an investor in the Company or the Parent pursuant to the transactions contemplated by the Transaction Documents; provided, that indemnification pursuant to this clause (iii) shall not be available to the extent arising primarily from the Buyer's fraud, gross negligence or willful misconduct. To the extent that the foregoing undertaking by the Company or the Parent may be unenforceable for any reason, the Company and the Parent shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

         (m) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

         (n) Remedies. The Buyer and each holder of the Securities (other than Persons holding only Securities purchased in open market transactions) shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company, the Parent and Vasogen, Corp. recognize that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyer. The Company, the Parent and Vasogen, Corp. therefore agree that the Buyer shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

         (o) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Buyer exercises a right, election, demand or option under a Transaction Document and the Company, the Parent or Vasogen, Corp. does not timely perform its related obligations within the periods therein provided, then the Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, the Parent or Vasogen, Corp., as applicable, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

         (p) Payment Set Aside. To the extent that the Company, the Parent or Vasogen, Corp. makes a payment or payments to the Buyer or pursuant to any of the other Transaction Documents or the Buyer enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, the Parent, Vasogen, Corp., a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, United States or Canadian federal, state or provincial law, foreign law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

         (q) Independent Nature of Buyer's Obligations and Rights. The obligations of the Buyer under any Transaction Document are several and not joint with the obligations of any Other Buyer, under the Other Purchase
Agreements, and the Buyer shall not be responsible in any way for the performance of the obligations of any Other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by the Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. The Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any Other Buyer to be joined as an additional party in any proceeding for such purpose.

         (r) Judgment Currency.

            (i) If for the purpose of obtaining or enforcing judgment against the Company, the Parent or Vasogen, Corp. in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(r) referred to as the "Judgment Currency") an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

                (1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

                (2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the "Judgment Conversion Date").

            (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(r)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

            (iii) Any amount due from the Company, the Parent or Vasogen, Corp. under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

         (s) Opinion to Transfer Agent. Assuming that the Buyer (i) is a Qualified Institutional Buyer (as such term is defined in Rule 144A under the 1933 Act) (a "QIB") as of the date hereof, (ii) will offer and sell any Common Shares the Buyer receives upon any conversion, amortization and/or redemption of a Note (including, without limitation, pursuant to Section 3, 5, 8, 9 or 10 of the Note) or any exercise of a warrant (including, without limitation, pursuant to Section 1 of the Warrant) pursuant to an effective registration statement or pursuant to Rule 904 or Rule 144 under the 1933 Act (any such method of offer and sale, an "Approved Method"), (iii) for purposes of an offer or sale under Rule 904 under the 1933 Act, is not an affiliate (as such term is defined in Rule 144 under the 1933 Act) (an "Affiliate") of the Parent as of the date hereof and (iv) will promptly notify the Parent and the Company if the Buyer ceases to be a QIB, chooses to offer or sell such Common Shares pursuant to a method other than an Approved Method, or becomes an Affiliate of the Parent (any such notice, a "Notice"), then the Parent will direct Paul, Weiss, Rifkind, Wharton & Garrison LLP to deliver a standing opinion to the transfer agent in substantially the form attached to the Transfer Agent Instructions on the Effectiveness Date. The Buyer covenants that it will comply with clause (iv) above and represents and warrants that the assumptions set forth in clauses (i) through (iii) above are true and correct with respect to the Buyer as of the date hereof, and will continue to be true and correct with respect to the Buyer, except as set forth in a Notice.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Buyer, the Company, the Parent and Vasogen, Corp. have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


SIGNED,   SEALED  AND   DELIVERED  BY  KEVIN
DONOVAN  AS A  DEED  FOR  AND ON  BEHALF  OF
VASOGEN IRELAND LIMITED  PURSUANT TO A POWER
OF ATTORNEY                                   ----------------------------------



Signature of Witness:
                      ----------------------------
Name:
      --------------------------------------------

Address:
         -----------------------------------------

Occupation:
            --------------------------------------







                [Signature Page to Securities Purchase Agreement]

                                        VASOGEN INC.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:


                                        VASOGEN, CORP.



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:










                [Signature Page to Securities Purchase Agreement]

                                        SMITHFIELD FIDUCIARY LLC



                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:







                [Signature Page to Securities Purchase Agreement]



                                                           BUYER SCHEDULE

      (1)                      (2)                          (3)           (4)           (5)                      (6)



                                                          Aggregate
                                                          Principal     Number of
                          Address and                     Amount of      Warrant                     Legal Representative's Address
       Buyer            Facsimile Number                    Notes        Shares     Purchase Price       and Facsimile Number
------------------------------------------------------------------------------------------------------------------------------------

Smithfield Fiduciary  c/o Highbridge Capital Management,  $3,000,000     250,000     $3,000,000
LLC                   LLC
                      9 West 57th Street, 27th Floor
                      New York, NY 10019
                      Attention: Ari J. Storch and
                      Adam J. Chill
                      Facsimile: (212) 751-0755
                      Telephone: (212) 287-4720
                      Residence: Cayman Islands



------------------------------------------------------------------------------------------------------------------------------------

                                    EXHIBITS
                                    --------


Exhibit A       Form of Notes
Exhibit B       Form of Warrants
Exhibit C       Registration Rights Agreement
Exhibit D-1     Form of Parent Guaranty
Exhibit D-2     Form of Subsidiary Guaranty
Exhibit E       Form of DTC Brokerage Account Information Form
Exhibit F-1     Form of Outside Canadian Counsel Opinion
Exhibit F-2     Form of Outside Irish Counsel Opinion
Exhibit F-3     Form of Outside United States Counsel Opinion
Exhibit G       Form of Secretary's Certificate


                                   SCHEDULES
                                   ---------


Schedule 2(b)      Accredited Investor Certificate
Schedule 3(a)      Subsidiaries
Schedule 3(d)      No Conflicts
Schedule 3(e)      Consents
Schedule 3(j)      Rights Plan
Schedule 3(l)      Absence of Certain Changes
Schedule 3(r)      Capitalization
Schedule 3(s)      Indebtedness and Other Contracts
Schedule 3(t)      Litigation
Schedule 3(x)      Intellectual Property
Schedule 3(z)      Subsidiary Rights
Schedule 3(aa)     Tax Status

                                   SCHEDULE 2B

                         ACCREDITED INVESTOR CERTIFICATE

The Purchaser certifies that it/he/she and any beneficial purchaser are each a resident of Canada or is otherwise subject to the Securities Legislation of Canada, and the Purchaser or the disclosed beneficial purchaser, as applicable, is an "accredited investor" as defined in National Instrument 45-106 - Prospectus and Registration Exemptions ("NI 45-106") and, as at the Closing, the Purchaser or the beneficial purchaser, as applicable, qualifies as one of more of the following and acknowledges that the Issuer is relying on this certificate in determining to sell securities to the undersigned. (Please insert a checkmark in the box beside each applicable paragraph)

      "accredited investor" means

      (a)   a Canadian financial institution, or a Schedule III bank;        |_|

      (b)   the Business  Development Bank of Canada  incorporated  under    |_|
            the Business Development Bank of Canada Act (Canada);

      (c)   a subsidiary of any person  referred to in paragraphs  (a) or    |_|
            (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

      (d)   a person  registered  under the  securities  legislation of a    |_|
            jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

      (e)   an  individual  registered or formerly  registered  under the    |_|
            securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

      (f)   the Government of Canada or a jurisdiction of Canada,  or any    |_|
            crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

      (g)   a  municipality,  public board or  commission in Canada and a    |_|
            metropolitan community, school board, the Comite de gestion de la taxe scolaire de l'ile de Montreal or an intermunicipal management board in Quebec;

      (h)   any national,  federal,  state,  provincial,  territorial  or    |_|
            municipal government of or in any foreign jurisdiction, or any agency of that government;

      (i)   a pension  fund that is regulated by either the Office of the    |_|
            Superintendent  of  Financial   Institutions  (Canada)  or  a
            pension commission or similar regulatory authority of a jurisdiction of Canada;

      (j)   an   individual   who,   either   alone  or  with  a  spouse,    |_|
            beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

      (k)   an individual whose net income before taxes exceeded $200,000    |_|
            in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

      (l)   an  individual  who,  either alone or with a spouse,  has net    |_|
            assets of at least $5,000,000;

      (m)   a person,  other than an individual or investment  fund, that    |X|
            has net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

      (n)   an investment  fund that  distributes or has  distributed its    |_|
            securities only to

            (i) a person that is or was an accredited investor at the
                time of the distribution,

            (ii) a person that acquires or acquired securities in the
                 circumstances referred to in section 2.10 of NI 45-106 (being that (I) the person purchases as principal, (II) the security has an acquisition cost to the purchaser of not less than $150,000 paid in cash at the time of the trade, and (III) the trade is in the security of a single issuer), and section 2.19 of NI 45-106 (being a trade by an investment fund in a security of its own issue to a security holder of the investment fund where
                 (I) the security holder initially acquired securities of the investment fund as principal for an acquisition cost of not less than $150,000 paid in cash at the time of the trade, (II) the subsequent trade is for a security of the same class or series as the initial trade, and
                 (III) the security holder, as at the date of the subsequent trade, holds securities of the investment fund that have an acquisition cost of not less than $150,000 or a net asset value of not less than $150,000); or

            (iii) a person described in paragraph (i) or (ii) that
                  acquires or acquired securities under section 2.18 of NI 45-106 [Investment fund reinvestment];

      (o)   an  investment  fund  that  distributes  or  has  distributed    |_|
            securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Quebec, the securities regulatory authority, has issued a receipt;

      (p)   a trust company or trust corporation registered or authorized    |_|
            to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

      (q)   a person acting on behalf of a fully managed  account managed    |_|
            by that person, if that person

            (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

            (ii) in Ontario, is purchasing a security that is not a
                 security of an investment fund;

      (r)   a registered  charity under the Income Tax Act (Canada) that,    |_|
            in  regard  to  the  trade,   has  obtained  advice  from  an
            eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

      (s)   an  entity  organized  in  a  foreign  jurisdiction  that  is    |_|
            analogous  to any of the entities  referred to in  paragraphs
            (a) to (d) or paragraph (i) in form and function;

      (t)   a person in respect of which all of the owners of  interests,    |X|
            direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

      (u)   an investment fund that is advised by a person  registered as    |_|
            an adviser or a person that is exempt from registration as an adviser; or

      (v)   a person that is recognized  or designated by the  securities    |_|
            regulatory authority or, except in Ontario and Quebec, the regulator as

            (i) an accredited investor, or

            (ii) an exempt purchaser in Alberta or British Columbia after
                 National Instrument 45-106 comes into force.

      The following definitions are included for convenience only; reference should be had to the applicable legislation:

      (a)   "director" means

            (i) a member of the board of directors of a company or an individual who performs similar functions for a company, and

            (ii) with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

      (b)   "eligibility adviser" means

            (i) a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

            (ii) in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

                (a) have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons, and

                (b) have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

      (c)   "entity"  means  a  company,   syndicate,   partnership,   trust  or
            unincorporated organization;

      (d)   "financial assets" means

            (i) cash,

            (ii) securities, or

            (iii) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

      (e) "fully managed account" means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

      (f) "investment fund" has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

      (g)   "person" includes

            (i) an individual,

            (ii) a corporation,

            (iii) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

            (iv) an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

      (h)   "related liabilities" means

            (i) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

            (ii) liabilities that are secured by financial assets;

      (i)   "spouse" means, an individual who,

            (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

            (ii) is living with another individual in a marriage-like
                 relationship, including a marriage-like relationship between individuals of the same gender, or

            (iii) in Alberta, is an individual referred to in paragraph (i) or
                  (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

      (j)   "subsidiary"  means  an  issuer  that  is  controlled   directly  or
            indirectly by another issuer and includes a subsidiary of that subsidiary.

      An issuer is an "affiliate" of another issuer if (i) one of them is the subsidiary of the other, or (ii) each of them is controlled by the same person.

      In National Instrument 45-106 a person (first person) is considered to "control" another person (second person) if

      (i) the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

      (ii) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or

      (iii) the second person is a limited partnership and the general partner of the limited partnership is the first person.

      The foregoing representation, warranty and certificate is true and accurate as of the date of this certificate and will be true and accurate as of Closing. If any such representation, warranty or certificate shall not be true and accurate prior to Closing, the undersigned shall give immediate written notice of such fact to the Issuer.

      Dated: October 6, 2005                    Signed:  /s/ Adam J. Chill
                                                       -------------------------

                                                SMITHFIELD FIDUCIARY LLC
      _______________________________________   --------------------------------
      Witness (If Purchaser is an Individual)   Print the name of Purchaser

                                                Adam J. Chill, Authorized
                                                Signatory
      _______________________________________   --------------------------------
      Print Name of Witness                     If Purchaser is a Corporation,
                                                print name and title of
                                                Authorized Signing Officer

                                   Exhibit 2a

               Vasogen Inc. Guaranty - Kings Road Investments Ltd.

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen Inc. (the "Guarantor"), for the benefit of UBS Securities LLC - f/b/o Kings Road Investments Ltd. (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among the Guarantor, Vasogen, Corp., Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, Vasogen, Corp. and certain other subsidiaries of the Guarantor execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, Vasogen, Corp. and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the

Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (b) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (c) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (d) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (b) If the Guarantor fails to perform any of its obligations under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

         SECTION 12. Subordination and Postponement.

         (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

         (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

         SECTION 13. Miscellaneous.

         (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

         (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

         (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

         (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

         (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

         (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

         (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

         (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

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                                       10

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN INC.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: 2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2  Canada

                                   Exhibit 2b

                       Vasogen Inc. Guaranty - Amatis Ltd.

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen Inc. (the "Guarantor"), for the benefit of Amatis Ltd. (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among the Guarantor, Vasogen, Corp., Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, Vasogen, Corp. and certain other subsidiaries of the Guarantor execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, Vasogen, Corp. and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the

Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (b) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (c) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (d) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;


         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (b) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

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                                       10

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN INC.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: 2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2  Canada

                                   Exhibit 2c

           Vasogen Inc. Guaranty - Castlerigg Master Investments Ltd.

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen Inc. (the "Guarantor"), for the benefit of Castlerigg Master Investments Ltd. (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among the Guarantor, Vasogen, Corp., Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, Vasogen, Corp. and certain other subsidiaries of the Guarantor execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, Vasogen, Corp. and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (b) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (c) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (d) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (b) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

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                                       10

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN INC.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: 2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2  Canada

                                   Exhibit 2d

             Vasogen Inc. Guaranty - Capital Ventures International

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen Inc. (the "Guarantor"), for the benefit of Capital Ventures International (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among the Guarantor, Vasogen, Corp., Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, Vasogen, Corp. and certain other subsidiaries of the Guarantor execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, Vasogen, Corp. and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (b) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (c) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (d) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (b) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

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                                       10

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN INC.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: 2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2  Canada

                                   Exhibit 2e

                Vasogen Inc. Guaranty - Smithfield Fiduciary LLC

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen Inc. (the "Guarantor"), for the benefit of Smithfield Fiduciary LLC (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among the Guarantor, Vasogen, Corp., Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, Vasogen, Corp. and certain other subsidiaries of the Guarantor execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, Vasogen, Corp. and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (b) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (c) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (d) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (b) If the Guarantor fails to perform any of its obligations under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

         SECTION 12. Subordination and Postponement.

         (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

         (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

         SECTION 13. Miscellaneous.

         (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

         (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

         (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

         (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

         (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

         (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

         (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

         (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

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                                       10

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN INC.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: 2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2  Canada

                                   Exhibit 3a

              Vasogen, Corp. Guaranty - Kings Road Investments Ltd.

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen, Corp. (the "Guarantor"), for the benefit of UBS Securities LLC - f/b/o Kings Road Investments Ltd. (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among Vasogen Inc. (the "Parent"), the Guarantor, Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, the Parent and certain other subsidiaries of the Parent execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, the Parent and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the

Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (a) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (b) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (c) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (a) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (ii) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

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                                       10

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN, CORP.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: c/o Vasogen Inc.
                                                      2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2  Canada

                                   Exhibit 3b

                      Vasogen, Corp. Guaranty - Amatis Ltd.

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen, Corp. (the "Guarantor"), for the benefit of Amatis Ltd. (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among Vasogen Inc. (the "Parent"), the Guarantor, Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, the Parent and certain other subsidiaries of the Parent execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, the Parent and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (a) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (b) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (c) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (a) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

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                                       10

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN, CORP.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: c/o Vasogen Inc.
                                                      2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2 Canada

                                   Exhibit 3c

          Vasogen, Corp. Guaranty - Castlerigg Master Investments Ltd.

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen, Corp. (the "Guarantor"), for the benefit of Castlerigg Master Investments Ltd. (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among Vasogen Inc. (the "Parent"), the Guarantor, Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, the Parent and certain other subsidiaries of the Parent execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, the Parent and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (a) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (b) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (c) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (a) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

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                                       10

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN, CORP.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: c/o Vasogen Inc.
                                                      2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2 Canada

                                   Exhibit 3d

            Vasogen, Corp. Guaranty - Capital Ventures International

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen, Corp. (the "Guarantor"), for the benefit of Capital Ventures International (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among Vasogen Inc. (the "Parent"), the Guarantor, Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, the Parent and certain other subsidiaries of the Parent execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, the Parent and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (a) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (b) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (c) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (a) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

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                                       10

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN, CORP.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: c/o Vasogen Inc.
                                                      2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2 Canada

                                   Exhibit 3e

               Vasogen, Corp. Guaranty - Smithfield Fiduciary LLC

                                 (see attached)

                                    GUARANTY

      GUARANTY, dated as of October 7, 2005 (this "Guaranty"), made by Vasogen, Corp. (the "Guarantor"), for the benefit of Smithfield Fiduciary LLC (the "Buyer"), which Buyer is party to a securities purchase agreement, dated as of October 7, 2005 (as such agreement may be amended, restated or otherwise modified from time to time, the "Securities Purchase Agreement"), among Vasogen Inc. (the "Parent"), the Guarantor, Vasogen Ireland Limited (the "Company"), and the Buyer.

                             W I T N E S S E T H :

      WHEREAS, with headquarters located at Shannon Airport House, Shanon, Co. Clare, Ireland, the Company is a company incorporated under the laws of the Republic of Ireland;

      WHEREAS, it is a condition precedent to the Buyer's obligations under the Securities Purchase Agreement that each of the Guarantor, the Parent and certain other subsidiaries of the Parent execute and deliver a guaranty guaranteeing all of the obligations of the Company under the Transaction Documents;

      WHEREAS, the Guarantor, the Parent and the Company plan to enter into one or more other securities purchase agreements relating to the sale and purchase of securities on substantially identical terms as contained in the Securities Purchase Agreement with other buyers (the "Other Buyers"); and

      WHEREAS, the Guarantor has determined that its execution, delivery and performance of this Guaranty will directly benefit, and are within the corporate purposes and in the best interests of, the Guarantor;

      NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyer to perform under the Securities Purchase Agreement, the Guarantor hereby agrees with the Buyer as follows:

      SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes issued pursuant thereto (as such Notes may be amended, restated, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the "Notes") for a statement of the terms thereof. All terms used in this Guaranty and not otherwise defined herein shall have the same meanings herein as set forth in the Securities Purchase Agreement or the Notes.

      SECTION 2. Guaranty.

      (a) The Guarantor hereby unconditionally and irrevocably guarantees the punctual payment and complete performance of and agrees to pay or deliver, as and when due and payable or due and deliverable, by stated maturity or otherwise, all obligations, liabilities and indebtedness of the Company from time to time owing by it to the Buyer in respect of the Securities Purchase Agreement, the Notes and the other Transaction Documents, including, without limitation, all interest that accrues after the commencement of any insolvency proceeding of the Company or the Guarantor, whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such insolvency proceeding), and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents (such obligations, being the "Guaranteed Obligations"), and agrees to pay any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyer in enforcing any rights under this Guaranty. Without limiting the generality of the foregoing, the Guarantor's liability hereunder is continuing and shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyer under the Transaction Documents but for the fact that they are unenforceable or not allowable due to the existence of an insolvency proceeding involving the Guarantor or the Company (each, a "Transaction Party") and/or a breach of the Companies Acts 1963 to 2005 by the Company (including, for the avoidance of doubt Section 60 of the Companies Act 1963, Part XI of the Companies Act 1990). Notwithstanding the definition of "Guaranteed Obligations" herein, the liability of the Guarantor hereunder is limited to an amount equal to (x) the amount that would render this guaranty void, voidable or unenforceable against the Guarantor's creditors or creditors' representatives under any applicable fraudulent conveyance, fraudulent transfer or similar act or under Section 544 or 548 of the Bankruptcy Code of 1978, as amended, minus
(y) $1.00.

      (a) The Guarantor hereby irrevocably and unconditionally agrees to indemnify the Buyer from time to time from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) ("Losses") incurred by the Buyer as a result of any of the Guaranteed Obligations being or becoming void, voidable, unenforceable or ineffective as against the Company for any reason whatsoever, whether or not known to the Buyer or any other Person, the amount of such being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Company.

      (b) If any of the Guaranteed Obligations are not duly paid by the Company or the Guarantor or are not receivable from the Company or the Guarantor for any reason whatsoever, the Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it under the indemnity in Section 2(b).

      (c) The Guarantor shall make payment to the Buyer the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it, which demand may be made following the occurrence of an Event of Default, and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it at its last address known to the Buyer, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is sent. The liability of the Guarantor under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to the Guaranteed Obligations under and calculated in the manner provided in the Transaction Documents.

      SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.

      (a) The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Buyer with respect thereto. The obligations of the Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of the Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and the Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any or all of the following:

         (i)  any  illegality,   lack  of  validity  or  enforceability  of  any
Transaction Document or any agreement or instrument relating thereto;

         (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

         (iii)  any  taking,   exchange,   release  or   non-perfection  of  any
collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;

         (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;

         (v) any contest by the Company or any other Person as to the amount of the Guaranteed Obligations or of the legality, validity or enforceability of any Transaction Documents;

         (vi) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Buyer or any other Person may grant the Company;

         (vii) the assignment of all or any part of the benefits of this Guaranty; or

         (viii) any other circumstance (including any statute of limitations) or any existence of or reliance on any representation by the Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

      (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible cash payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty and shall not terminate for any reason prior to such indefeasible cash payment (whether before or after the Maturity Date) and (ii) be binding upon the Guarantor and its successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Buyer and its successors, pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under the Notes to any other Person in accordance with the terms and provisions of the Notes, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Notes.

      SECTION 4. Waivers. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyer exhaust any right or take any action against any Transaction Party or any other Person. The Guarantor hereby waives the benefits of division and discussion. The Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this
Section 4 is knowingly made in contemplation of such benefits. The Guarantor hereby waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

      SECTION 5. Subrogation. The Guarantor may not exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of the Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against any Transaction Party or any other guarantor, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty and corresponding guarantees in favour of the Other Buyers (the "Other Guarantees") shall have indefeasibly been paid in full in cash, provided that, unless an Event of Default has occurred and is continuing, the Guarantor and the Company shall be entitled to incur and settle inter-corporate indebtedness between them in the ordinary course of business. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the indefeasible payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees, such amount shall be held in trust for the benefit of the Buyer and if applicable, the Other Buyers and shall forthwith be paid to the Buyer and if applicable, the Other Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Notes, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) the Guarantor shall make payment to the Buyer of all or any part of the Guaranteed Obligations, and (b) all of the Guaranteed Obligations and all other amounts payable under this Guaranty and the Other Guarantees shall indefeasibly be paid in full in cash, the Buyer will, at the Guarantor's request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Guaranteed Obligations resulting from such payment by the Guarantor.

      SECTION 6. Representations, Warranties and Covenants. The Guarantor hereby represents and warrants as follows:

      (a) The Guarantor (i) is a corporation, duly incorporated or organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which it is formed, (ii) has the requisite power and authority to carry on its business as now being conducted and to execute and deliver this Guaranty and each other Transaction Document to which it is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing (if applicable) in each jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

      (b) The execution, delivery and performance by the Guarantor of this Guaranty have been duly authorized by its board of directors (or similar governing body) and will not (i) result in a violation of its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, (ii) conflict with or constitute a default under any material agreement, indenture or instrument to which it is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to it or by which any of its property or assets is bound or affected, except in the case of clauses (ii) and (iii) above, any breach or default that would not have a Material Adverse Effect.

      (c) The Guarantor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which it is a party, in each case in accordance with the terms hereof or thereof, as applicable, except for the consents, authorizations, orders, filings and registrations set forth in
Schedule 3(e) of the Securities Purchase Agreement, where applicable.

      (d) Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party constitute the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

      (e) There is no pending or, to the best knowledge of the Guarantor, threatened action, suit or proceeding affecting the Guarantor or to which any of the properties of the Guarantor is subject, before any court, public board, government agency, self-regulatory organization or body that, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

      (f) The Guarantor (i) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (ii) has no need of, or right to obtain from the Buyer, any credit or other information concerning the affairs, financial condition or business of the Company.

      SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of an Event of Default, the Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantor (any such notice being expressly waived by the Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Buyer to or for the credit or the account of the Guarantor against any and all obligations of the Guarantor now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Buyer shall have made any demand under this Guaranty or any other
Transaction Document and although such obligations may be contingent or unmatured. The Buyer agrees to notify the Guarantor promptly after any such set-off and application made by the Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Buyer under this Section 7 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Buyer may have under this Guaranty or the Notes in law or otherwise.

      SECTION 8. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed, telecopied or delivered, if to the Guarantor, to it at its address set forth on the signature page hereto, or if to the Buyer, to it at its address set forth in the Securities Purchase Agreement; or as to either such Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 8. Unless otherwise provided herein, all such notices shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.

      SECTION 9. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Guarantor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address it set forth on the signature page hereto and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Guarantor has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York

10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Guaranty is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Guaranty. Nothing contained herein shall be deemed or operate to preclude the Buyer from bringing suit or taking other legal action against the Guarantor in any other jurisdiction to collect on the Guarantor's obligations to the Buyer, or to enforce a judgment or other court ruling in favor of the Buyer.

      SECTION 10. WAIVER OF JURY TRIAL. THE GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREBY.

      SECTION 11. Taxes.

      (a) (i) Any and all payments made by the Guarantor hereunder shall be made without set-off, counterclaim, deduction or other defense including any deduction for Taxes (a "Tax Deduction"), unless a Tax Deduction is required by law. If the Guarantor is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction) upon a payment to the Buyer, it must notify the Buyer promptly.

         (ii) If a Tax Deduction is required by law to be made by the Guarantor, subject to Section 11(a)(i) above, the amount of the payment due from the Guarantor will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Guarantor is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

         (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

         (iv) In addition, the Guarantor agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance or, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Guarantor must deliver to the Buyer the official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

      (a) If the Guarantor  fails to perform any of its  obligations  under this
Section 11, the Guarantor shall indemnify the Buyer for any Taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantor under this Section 11 shall survive the termination of this Guaranty and the payment of the Guaranteed Obligations and all other amounts payable hereunder.

      SECTION 12. Subordination and Postponement.

      (a) Upon the occurrence and during the continuance of an Event of Default, all present and future indebtedness, obligations, liabilities and claims of the Company to the Guarantor (the "Postponed Obligations") are hereby subordinated and postponed to the Guaranteed Obligations (provided, however, that the Guarantor may take such actions as may be necessary to preserve its claims against the Company), and all monies received by the Guarantor in respect thereof shall be received in trust for the Buyer and forthwith upon receipt shall be paid over to the Buyer, without affecting the Guaranteed Obligations.

      (b) The Guarantor agrees that if and when there shall have occurred an Event of Default which is continuing, the Buyer shall be entitled: (a) at any time to notify the Company of this postponement; (b) to collect and recover from the Company the Postponed Obligations and apply the proceeds thereof to the Guaranteed Obligations; and (c) to compromise any Postponed Obligations. If the Buyer allows any payment to be made to the Guarantor and allows the Guarantor to accept and retain such payment, the Buyer shall not consequently lose any of its rights to deny payment of any balance of any Postponed Obligations. No waiver, relaxation or omission on the part of the Buyer in the exercise of any of its rights in respect of any Postponed Obligations hereunder shall prejudice or otherwise affect the Guaranteed Obligations.

      SECTION 13. Miscellaneous.

      (a) The Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Buyer, at such address specified by the Buyer from time to time by notice to the Guarantor.

      (b) The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Guaranty or the Other Guarantees. Any change or amendment so approved shall be binding upon all existing and future holders of this Guaranty and any Other Guarantees.

      (c) No failure on the part of the Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Buyer provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Buyer under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Buyer to exercise any of its rights under any other Transaction Document against such party or against any other Person.

      (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      (e) This Guaranty shall (i) be binding on the Guarantor and its successors and assigns, and (ii) inure, together with all rights and remedies of the Buyer hereunder, to the benefit of the Buyer and its corporate and other successors, pledgees, transferees and assigns to the extent the Buyer transfers the corresponding rights and remedies of the Buyer under the Transaction Documents to such successors, pledgees, transferees or assigns in accordance with the terms of such Transaction Documents. The Guarantor agrees that each participant shall be entitled to the benefits of Section 11 with respect to its participation in any portion of the Notes as if it was a Buyer. None of the rights or obligations of the Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of the Required Holders.

      (f) This Guaranty and the other Transaction Documents represent the entire agreement of the Guarantor and the Buyer with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Buyer or the Guarantor relative to the subject matter thereof not expressly set forth or referred to herein or in the other Transaction Documents.

      (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.

      (h) (i) If for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13(h) referred to as the "Judgment Currency") an amount due in US dollars under this Guaranty, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (A) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (B) such date as the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13(h)(i)(B) being hereinafter referred to as the "Judgment Conversion Date").

         (ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(h)(i)(B) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (iii) Any amount due from the Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.

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                                       10

         IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be executed by an officer thereunto duly authorized, as of the date first above written.

                                             VASOGEN, CORP.


                                             By:
                                                -----------------------------
                                             Name:
                                             Title:
                                             Address: c/o Vasogen Inc.
                                                      2505 Meadowvale Boulevard
                                                      Mississauga, Ontario
                                                      L5N 5S2 Canada

                                    Exhibit 4

                          Registration Rights Agreement

                                 (see attached)

                         REGISTRATION RIGHTS AGREEMENT

      REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of October 7, 2005, by and among Vasogen Inc., a corporation incorporated under the laws of Canada, with headquarters located at 2155 Dunwin Drive, Mississauga, Ontario L5L 4M1, Canada (the "Parent"), and the undersigned buyers (each, a "Buyer", and collectively, the "Buyers").

      WHEREAS:

      A. In connection with the Securities Purchase Agreements by and among the Parent, Vasogen Ireland Limited ("Vasogen Ireland"), Vasogen, Corp. ("Vasogen, Corp.") and the Buyers of even date herewith (the "Securities Purchase Agreements"), (i) Vasogen Ireland has agreed, upon the terms and subject to the conditions set forth in the Securities Purchase Agreements, to issue and sell to the Buyers senior convertible notes (the "Notes"), which will, among other things, be convertible, amortizable and/or redeemable into the Parent's common shares (the "Common Shares", as converted, amortized and/or redeemed, the "Conversion Shares") in accordance with the terms of the Notes, and (ii) the Parent has agreed upon the terms and subject to the conditions set forth in the Securities Purchase Agreements, to issue and sell to each Buyer warrants (the "Initial Warrants"), which will be exercisable to purchase Common Shares (as exercised collectively, the "Initial Warrant Shares").

      B. Upon exercise of the Accelerated Payment Option (as defined in the Notes) by Vasogen Ireland, the Parent shall at the direction of Vasogen Ireland issue certain Accelerated Payment Option Warrants (as defined in the Notes) (the "Additional Warrants," and collectively with the Initial Warrants, the "Warrants"), which will be exercisable to purchase Common Shares (as exercised collectively, the "Additional Warrant Shares," and collectively with the Initial Warrant Shares, the "Warrant Shares").

      C. To induce the Buyers to execute and deliver the Securities Purchase Agreements, the Parent has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "1933 Act"), and applicable state securities laws, including pursuant to the U.S.-Canadian multijurisdictional disclosure system ("MJDS").

      NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parent and each of the Buyers hereby agree as follows:

      1. Definitions.

      Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreements. As used in this Agreement, the following terms shall have the following meanings:

         a. "Business Day" means any day other than Saturday, Sunday or any other day on which commercial banks in The City of New York or Toronto, as applicable, are authorized or required by law to remain closed.

         b. "Canadian Prospectus" means a prospectus or prospectuses of the Parent filed under Ontario provincial securities laws covering the Registrable Securities.

         c. "Closing Date" shall have the meaning set forth in the Securities Purchase Agreements.

         d. "Conversion Notice" means the Conversion Notice the form which is contained in Exhibit I to the Notes.

         e. "CSA" means the Canadian provincial and territorial securities regulatory authorities.

         f. "Effective Date" means the date a Registration Statement has been declared effective by the SEC.

         g. "Effectiveness Deadline" means the date which is 105 days after the Closing Date.

         h. "Exercise Notice" means the Exercise Notice the form which is contained in Exhibit I to the Warrants.

         i. "Filing Deadline" means 30 days after the Closing Date.

         j. "Investor" means a Buyer or any transferee or assignee thereof to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.

         k. "Ontario Securities Laws" means, the Securities Act (Ontario) and the regulations and rules made thereunder and the applicable published policy statements issued by the Ontario Securities Commission.

         l. "Person" means an individual, a limited liability company, a partnership (general or limited), a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

         m. "register," "registered," and "registration" refer to a registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the 1933 Act and pursuant to Rule 415 and the declaration or ordering of effectiveness of such Registration Statement(s) by the SEC.

         n. "Registrable Securities" means (i) the Conversion Shares issued or issuable upon conversion, amortization or redemption of the Notes, (ii) the Warrant Shares issued or issuable upon exercise of the Warrants, and (iii) any share capital of the Parent issued or issuable with respect to the Conversion Shares, the Notes, the Warrant Shares or the Warrants as a result of any share split, share dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversions of the Notes or exercises of the Warrants.

         o.   "Registration   Statement"  means  a  registration   statement  or
registration statements of the Parent filed under the 1933 Act covering the Registrable Securities, including the exhibits thereto and the documents incorporated by reference therein, as amended at the date on which such registration statement became effective.

         p. "Required Holders" means the holders of at least a majority of the Registrable Securities.

         q. "Required Registration Amount" means 150% of the sum of (i) the number of Conversion Shares issued and issuable pursuant to the Notes as of the trading day immediately preceding the applicable date of determination, and (ii) the number of Warrant Shares issued and issuable pursuant to the Warrants
(including the maximum number of Common Shares issuable pursuant to the Additional Warrants) as of the trading day immediately preceding the applicable date of determination, all subject to adjustment as provided in Section 2(f).

         r. "Rule 415" means Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis.

         s. "SEC" means the United States Securities and Exchange Commission.

         t. "Securities Laws" means the Canadian Securities Laws and the U.S. Securities Laws.

         u. "Transfer Agent" means the transfer agent (including any co-transfer agent) of the Parent with respect to the Common Shares.

         v. "Treasury Instructions" means (i) the Treasury Instructions the form which is contained in Exhibit I to the Warrants, (ii) the Treasury Instructions the form which is contained in Exhibit I to the Notes, or (iii) any other written notice of instruction from the Parent to the Transfer Agent to issue Common Shares in connection with the Notes or the Warrants.

         w. "U.S. Securities Laws" means all of the applicable federal and state securities laws and regulations of the United States, including without limitation the 1933 Act, the 1934 Act and the respective rules and regulations of the SEC thereunder.

         x. "1934 Act" means the United States Securities Exchange Act of 1934, as amended.

      2. Registration.

         a. Mandatory Registration. The Parent shall prepare as soon as practicable and shall use its reasonable best efforts to file, prior to the Filing Deadline, the Canadian Prospectus with the CSA in the form of a base shelf prospectus as contemplated by National Instrument 44-102, Alternative Forms of Prospectus ("NI44-102") and to file with the SEC the Registration Statement on Form F-10 covering the resale of all of the Registrable Securities pursuant to MJDS. In the event that MJDS or Form F-10 is unavailable for such a registration, the Parent shall use such other form as is available for such a registration, subject to the provisions of Section 2(e). The Registration Statement prepared pursuant hereto shall register for resale at least the number of Common Shares equal to the Required Registration Amount as to the Registrable Securities as of date the Registration Statement is initially filed with the SEC. Neither the Parent nor any Subsidiary or affiliate thereof shall identify any Buyer as an underwriter in any public disclosure or filing with the SEC, the CSA or any Principal Market or Eligible Market and any Buyer being deemed an underwriter by the SEC shall not relieve the Parent of any obligations it has under this Agreement or any other Transaction Document (as defined in the relevant Securities Purchase Agreement). The Registration Statement, and to the extent applicable, the Canadian Prospectus, shall contain (except if otherwise directed by the Required Holders or by the Ontario Securities Commission; provided, that if any changes are required by the Ontario Securities Commission, such changes shall be subject to the approval of the Required Holders, such approval not to be unreasonably withheld) the "Selling Shareholders" and "Plan of Distribution" sections in substantially the form attached hereto as Exhibit
B. The Parent shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Effectiveness Deadline.

         b. Intentionally omitted.

         c. Allocation of Registrable Securities. The initial number of Registrable Securities included in any Registration Statement and any increase in the number of Registrable Securities included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time the Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the SEC. In the event that an Investor sells or otherwise transfers any of such Investor's Registrable Securities, each transferee shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor. Any Common Shares included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors which are covered by such Registration Statement. In no event shall the Parent include any securities other than Registrable Securities on any Registration Statement without the prior written consent of the Required Holders.

         d. Legal Counsel. Subject to Section 5 hereof, the Required Holders shall have the right to select one legal counsel to review and oversee any registration pursuant to this Section 2 ("Legal Counsel"), which shall be Schulte Roth & Zabel LLP or such other counsel as thereafter designated by the Required Holders. The Parent shall, and the Buyers shall cause Legal Counsel to, reasonably cooperate with each other in performing the Parent's obligations under this Agreement.

         e. Ineligibility for Form F-10. In the event that Form F-10 is not available for the registration of the resale of Registrable Securities hereunder, the Parent shall (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the Required Holders and (ii) undertake to register the Registrable Securities on Form F-10 as soon as such form is available, provided that the Parent shall use reasonable best efforts to maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-10 covering the Registrable Securities has been declared effective by the SEC.

         f. Sufficient Number of Shares Registered. In the event the number of shares available under a Registration Statement filed pursuant to Section 2(a) is insufficient to cover all of the Registrable Securities required to be covered by such Registration Statement or an Investor's allocated portion of the Registrable Securities pursuant to Section 2(c), the Parent shall amend the applicable Registration Statement, or file a new Registration Statement, or both (and make parallel amendments or filings with the CSA, to the extent necessary or advisable), so as to cover at least the Required Registration Amount as of the Trading Day (as defined in the Notes) immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) days after the necessity therefor arises. The Parent shall use its reasonable best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof. For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed "insufficient to cover all of the Registrable Securities" if at any time the number of Common Shares available for resale under the Registration Statement is less than the product determined by multiplying (i) the Required Registration Amount as of such time by (ii) 0.90. The calculation set forth in the foregoing sentence shall be made without regard to any limitations on the conversion of the Notes or the exercise of the Warrants and such calculation shall assume that the Notes are then convertible into Common Shares at the then prevailing Conversion Rate (as defined in the Notes) and that the Warrants are then exercisable for Common Share at the then prevailing Exercise Price (as defined in the Warrants).

         g. Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement. If (i) a Registration Statement covering all of the Registrable Securities required to be covered thereby and required to be filed by the Parent pursuant to this Agreement is not declared effective by the SEC on or before the respective Effectiveness Deadline (an "Effectiveness Failure"),
(ii) on any day after the applicable Effective Date until the two year anniversary of the Closing Date, sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made (other than during an Allowable Grace Period (as defined in Section 3(q)) pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to such Registration Statement) (a "Maintenance Failure") or (iii) any Common Shares (including the Common Shares exercisable upon issuance of the Additional Warrants), on and after 121 days after they are issued, are not freely tradeable under applicable Ontario provincial securities laws (a "Qualification Failure") then, as partial relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the underlying Common Shares (which remedy shall not be exclusive of any other remedies available at law or in equity), the Parent shall pay to each holder of Registrable Securities relating to such Registration Statement an amount in cash equal to two percent (2%) of the aggregate Purchase Price (as such term is defined in the relevant Securities Purchase Agreement) of such Investor's Registrable Securities included in such Registration Statement on each of the following dates: (i) on every thirtieth day (pro rated for periods totaling less than thirty days) after an Effectiveness Failure commences until such Effectiveness Failure is cured; (ii) on every thirtieth day (pro rated for periods totaling less than thirty days) after a Maintenance Failure commences until such Maintenance Failure is cured and (iii) on every thirtieth day (pro rated for periods totaling less than thirty days) after a Qualification Failure commences until such Qualification Failure is cured. The payments to which a holder shall be entitled pursuant to this Section 2(g) are referred to herein as "Registration Delay Payments." For avoidance of doubt, the parties acknowledge and agree that Registration Delay Payments shall apply regardless of any action or inaction by the SEC, the CSA, the TSX (as defined in the relevant Securities Purchase Agreement) or any applicable governmental entity (whether considered capricious or otherwise by the Parent and whether in the control of the Parent or otherwise (including Registration Delay Payments caused by force majeure)). Registration Delay Payments shall be paid on the earlier of (I) the thirtieth Business Day after the day such Registration Delay Payments are accrued or incurred pursuant to the previous sentence and (II) the third
Business Day after the event or failure  giving rise to the  Registration  Delay
Payments is cured. In the event the Parent fails to make Registration Delay Payments in a timely manner, such Registration Delay Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full.

      3. Related Obligations.

      At such time as the Parent is obligated to file a Registration Statement with the SEC pursuant to Section 2(a), 2(e) or 2(f), the Parent will use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Parent and each Investor, as applicable, shall have the following obligations:

         a. The Parent shall submit to the SEC, within two (2) Business Days after the Parent learns that no review of a particular Registration Statement will be made by the staff of the SEC or the Ontario Securities Commission, as applicable, or that the staff has no further comments on a particular Registration Statement, as the case may be, a request for acceleration of effectiveness (or the equivalent under MJDS) of such Registration Statement to a time and date not later than two (2) Business Days after the submission of such request. The Parent shall use reasonable best efforts to keep each Registration Statement effective at all times until the earlier of (i) the second anniversary of the Closing Date and (ii) the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement (the "Registration Period"). The Parent shall ensure that each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading.

         b. The Parent shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to one or more Registration Statements and the prospectus used in connection with such Registration Statements, which prospectus is to be filed pursuant to Rule 424 or Rule 467 promulgated under the 1933 Act (or the equivalent under MJDS), as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Parent covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Parent filing a report on Form 20-F, Form 40-F, Form 6-K or any analogous report under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Parent shall have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the 1934 Act report is filed which created the requirement for the Parent to amend or supplement such Registration Statement. In addition, the Parent shall prepare and file with the CSA such supplements and amendments to the Canadian Prospectus as may be required under NI44-102 or applicable Ontario provincial securities laws throughout the Registration Period, and during such period comply with the requirements of such laws with respect to the disposition of the Registrable Securities.

         c. The Parent shall (A) permit Legal Counsel to review and comment upon
(i) mature drafts of a Registration Statement and the Canadian Prospectus (and the final version of such documents if there have been any material changes thereto) at least five (5) Business Days prior to its filing with the SEC or the CSA and (ii) all amendments and supplements to all Registration Statements (except for Reports on Form 20-F, Form 40-F and Form 6-K and any similar or successor reports) within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or Canadian Prospectus or amendment or supplement thereto in a form to which Legal Counsel reasonably objects; provided that Legal Counsel responds with substantially all comments within two Business Days of receipt of documents. The Parent shall not submit a request for acceleration of the effectiveness of a Registration Statement or any amendment or supplement thereto without the prior approval of Legal Counsel, which consent shall not be unreasonably withheld. The Parent shall furnish to Legal Counsel, without charge, (i) copies of any correspondence from the SEC or CSA or the staff of the SEC or CSA to the Parent or its representatives relating to any Registration Statement, (ii) promptly after the same is prepared and filed with the SEC or CSA, as the case may be, one copy of any Registration Statement and Canadian Prospectus and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, and all exhibits and (iii) upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto. The Parent shall reasonably cooperate with Legal Counsel in performing the Parent's obligations pursuant to this Section 3.

         d. The Parent shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) promptly after the same is prepared and filed with the SEC, at least one copy of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, (if requested by an Investor,) all exhibits and each preliminary prospectus, (ii) upon the effectiveness of any Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request) and (iii) such other documents, including copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor. Notwithstanding the foregoing, the Parent shall have no obligation to furnish such Investor any documents available on EDGAR or SEDAR if the Parent has notified such Investor by e-mail, telephone, fax or written notice of the availability of such filings.

         e. The Parent shall use its reasonable best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by Investors of the Registrable Securities covered by a Registration
Statement under such other securities or "blue sky" laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Parent shall not be required in connection therewith or as a condition thereto to (x) qualify to do business as a foreign corporation or dealer in any jurisdiction where it would not otherwise be required to qualify but for this
Section 3(e), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Parent shall promptly notify Legal Counsel and each Investor who holds Registrable Securities of the receipt by the Parent of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

         f. The Parent shall notify Legal Counsel and each Investor in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, or Canadian Prospectus, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information), and, subject to Section 3(r), promptly prepare a supplement or amendment to such Registration Statement (and/or Canadian Prospectus) or file an appropriate document that is incorporated by reference to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to Legal Counsel and each Investor (or such other number of copies as Legal Counsel or such Investor may reasonably request). The Parent shall also promptly notify Legal Counsel and each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Legal Counsel and each Investor by facsimile or electronic transmission on the same day of such effectiveness, (ii) of any request by the SEC or CSA for amendments or supplements to a Registration Statement or

Canadian Prospectus, as the case may be, or related prospectus or related information and (iii) of the Parent's reasonable determination that a post-effective amendment to a Registration Statement or Canadian Prospectus would be appropriate.

         g. The Parent shall use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a
Registration Statement or Canadian Prospectus, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify Legal Counsel and each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

         h. The Parent shall make available for inspection, during normal business hours on two Business Days notice, by (i) any Investor, (ii) Legal Counsel and (iii) one firm of accountants or other agents retained by the Investors (collectively, the "Inspectors"), all pertinent financial and other records, and pertinent corporate documents and properties of the Parent (collectively, the "Records"), as shall be reasonably deemed necessary by each Inspector, and cause the Parent's officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, that each Inspector shall agree to hold in strict confidence and shall not make any disclosure (except to an Investor) or use of any Record other than public Records, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement of which the Inspector has knowledge. Each Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Parent and allow the Parent, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. Nothing herein (or in any other confidentiality agreement between the Parent and any Investor) shall be deemed to limit the Investors' ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations.

         i. The Parent shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Parent unless (i) disclosure of such information is necessary to comply with Securities Laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement or Canadian Prospectus, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Parent agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at the Investor's expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

         j. The Parent shall use its reasonable best efforts either to (i) cause all of the Registrable Securities covered by a Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Parent are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or
(ii) secure designation and quotation of all of the Registrable Securities covered by a Registration Statement on the Nasdaq National Market or (iii) if, despite the Parent's reasonable best efforts to satisfy, the preceding clauses
(i) and (ii) the Parent is unsuccessful in satisfying the preceding clauses (i) and (ii), to secure the inclusion for quotation on The Nasdaq SmallCap Market for such Registrable Securities and, without limiting the generality of the foregoing, to use its reasonable best efforts to arrange for at least two market makers to register with the National Association of Securities Dealers, Inc. ("NASD") as such with respect to such Registrable Securities. The Parent shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(k).

         k. The Parent shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, use reasonable best efforts to facilitate the timely preparation and delivery of certificates (subject to Section 11(p) hereof, not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investors may reasonably request and registered in such names as the Investors may request.

         l. If reasonably requested by an Investor based on the advice of counsel, the Parent shall (i) as soon as practicable incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) as soon as practicable make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) as soon as practicable, supplement or make amendments to any Registration Statement or
Canadian Prospectus if reasonably requested by an Investor holding any Registrable Securities.

         m. The Parent shall use its reasonable best efforts to cause the Registrable Securities covered by a Registration Statement or Canadian Prospectus to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

         n. The Parent shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Parent's fiscal quarter next following the effective date of a Registration Statement.

         o. The Parent shall otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

         p. Within two (2) Business Days after a Registration Statement which covers Registrable Securities is ordered effective by the SEC, the Parent shall deliver, and shall cause legal counsel for the Parent to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in substantially the form attached hereto as Exhibit A.

         q. Notwithstanding anything to the contrary herein, at any time after the Registration Statement has been declared effective by the SEC, the Parent may be in possession of material, non-public information (acknowledging that the Parent will comply with its obligation to disclose such material, non-public information forthwith) concerning the Parent, the disclosure of which at the time is not, in the good faith opinion of the senior management of the Parent, in the best interest of the Parent and, in the opinion of counsel to the Parent, otherwise required (a "Grace Period"); provided, that the Parent shall promptly
(i) notify the Investors in writing of the existence of such material, non-public information giving rise to a Grace Period (provided that in each notice the Parent will not disclose the content of such material, non-public information to the Investors) and the date on which the Grace Period will begin, and (ii) notify the Investors in writing of the date on which the Grace Period ends; and, provided further, that no Grace Period shall exceed thirty (30) days in any ninety (90) day period; provided, that if reasonably requested by underwriters for the Parent pursuant to an underwritten offering of the Parent, forty-five (45) days in any ninety (90) day period, and during any three hundred sixty five (365) day period such Grace Periods shall not exceed an aggregate of fifty (50) days and the first day of any Grace Period must be at least two (2) trading days after the last day of any prior Grace Period (each, an "Allowable Grace Period"). For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (i) and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) and the date referred to in such notice. The provisions of Section 3(g) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of the Grace Period, the Parent shall again be bound by the first sentence of
Section 3(f) with respect to the information giving rise thereto unless such material, non-public information is no longer applicable. Notwithstanding anything to the contrary but subject to Section 11(p), the Parent shall cause its transfer agent to deliver unlegended Common Shares to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale, and delivered a copy of the prospectus included as part of the applicable Registration Statement, if required, prior to the Investor's receipt of the notice of a Grace Period and for which the Investor has not yet settled.

      4. Obligations of the Investors.

         a. At least five (5) Business Days prior to the first anticipated filing date of a Registration Statement or Canadian Prospectus, the Parent shall notify each Investor in writing of the information the Parent requires from each such Investor if such Investor elects to have any of such Investor's Registrable Securities included in such Registration Statement or Canadian Prospectus. It shall be a condition precedent to the obligations of the Parent to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor and any penalty or default resulting from such failure, that such Investor shall furnish to the Parent such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Parent may reasonably request, including the Notice of Registration Statement and Selling Securityholder Questionnaire attached as Appendix A hereto and the Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process attached as Appendix B hereto.

         b. Each Investor, by such Investor's acceptance of the Registrable Securities, agrees to cooperate with the Parent as reasonably requested by the Parent in connection with the preparation, filing and keeping effective of any Registration Statement or Canadian Prospectus hereunder, unless such Investor has notified the Parent in writing of such Investor's election to exclude all of such Investor's Registrable Securities from such Registration Statement or Canadian Prospectus.

         c. Each Investor agrees that, upon receipt of any notice from the Parent of the happening of any event of the kind described in Section 3(g), the first sentence of 3(f) or a Grace Period (an "Event Notice"), such Investor will
(i) immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(g) or the first sentence of 3(f) or receipt of notice that no supplement or amendment is required, and (ii) if so requested by the Parent, deliver to the Parent or destroy all copies of the prospectus covering the Registrable Securities in its possession at the time of receipt of such Event Notice. Notwithstanding anything to the contrary but subject to Section 11(p) hereof, the Parent shall cause its transfer agent to deliver unlegended Common Shares to a transferee of an Investor in accordance with the terms of the relevant Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale and delivered a copy of the applicable prospectus prior to the Investor's receipt of a notice from the Parent of the happening of any event of the kind described in Section 3(g) or the first sentence of 3(f) and for which the Investor has not yet settled.

         d. Each Investor covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act and Canadian Securities Law, in each case, as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

         e. Each Investor shall provide such information and materials as the Parent shall reasonably request in order to permit the Parent to comply with all applicable prospectus requirements of the Securities Laws and to effect the registration of the resale of the Registrable Securities.

      5. Expenses of Registration.

      All   reasonable   expenses,   other  than   underwriting   discounts  and
commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Parent shall be paid by the Parent. The Parent shall also reimburse the Investors for the fees and disbursements of Legal Counsel in connection with registration, filing or qualification pursuant to Sections 2 and 3 of this Agreement which amount shall be limited to $5,000.

      6. Indemnification.

      In the event any Registrable Securities are included in a Registration Statement or Canadian Prospectus under this Agreement:

         a. To the fullest extent permitted by law, the Parent will, and hereby does, indemnify, hold harmless and defend each Investor, the directors, officers, members, partners, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the 1933 Act or the 1934 Act (each, an "Indemnified Person"), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys' fees, amounts paid in settlement or expenses, joint or several, (collectively, "Claims") incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC or CSA, whether pending or threatened, whether or not an indemnified party is or may be a party thereto ("Indemnified Damages"), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other "blue sky" laws of any jurisdiction in which Registrable Securities are offered ("Blue Sky Filing"), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Parent files any amendment thereof or supplement thereto with the SEC or CSA, as applicable) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading,
(iii) any violation or alleged violation by the Parent of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state, provincial or territorial securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or Canadian Prospectus or (iv) any violation of this Agreement by the Parent (the matters in the foregoing clauses (i) through (iv) being, collectively, "Violations"). Subject to Section 6(c), the Parent shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any reasonable and documented legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such
Claim.   Notwithstanding   anything  to  the  contrary   contained
herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Parent by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Parent pursuant to Section 3(d); (ii) with respect to any preliminary prospectus, shall not inure to the benefit of any such Person from whom the Person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any Person controlling such Person) if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected in the prospectus, as then amended or supplemented, if such prospectus was timely made available by the Parent pursuant to Section 3(d); (iii) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Parent, including a corrected prospectus, if such prospectus or corrected prospectus was timely made available by the Parent pursuant to Section 3(d); and (iv) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Parent, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

         b. In connection with any Registration Statement in which an Investor is participating, each such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Parent, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Parent within the meaning of the 1933 Act or the 1934 Act (each, an "Indemnified Party"), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Parent by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c), such Investor will reimburse any reasonable and documented legal or other reasonable and documented expenses incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed; provided, further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any preliminary prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented.

         c. Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the reasonable and documented fees and expenses of not more than one counsel for such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. In the case of an Indemnified Person, legal counsel referred to in the immediately preceding sentence shall be selected by the Investors holding at least a majority in interest of the Registrable Securities included in the Registration Statement to which the Claim relates. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or Claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such Claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

         d. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

         e. The indemnity  agreements  contained  herein shall be in addition to
(i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

      7. Contribution.

      To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that:
(i) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities pursuant to such Registration Statement.

      8. Reports Under the 1934 Act and Ontario Provincial Securities Laws.

      With a view to making available to the Investors the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Parent to the public without registration ("Rule 144"), the Parent agrees to:

         a. make and keep public information available, as those terms are understood and defined in Rule 144;

         b. file with the SEC in a timely manner all reports and other documents required of the Parent under the 1933 Act and the 1934 Act so long as the Parent remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

         c. furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request such information not available on SEDAR or EDGAR as may be reasonably requested by each Investor to permit the Investors to sell such securities pursuant to Rule 144 without registration. The Parent will also continue to make all filings and take all actions required to maintain its reporting issues status under applicable Ontario provincial securities laws.

      9. Assignment of Registration Rights.

      The rights under this Agreement shall be automatically assignable by the Investors to any transferee in a private transaction of all or any portion of such Investor's Notes and/or Warrants, pursuant to the terms thereof, if: (i) the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Parent within a reasonable time after such assignment; (ii) the Parent is, at least two (2) Business

Days prior to the date such transfer or assignment becomes effective, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act or applicable state securities laws; (iv) at or before the time the Parent receives the written notice contemplated by clause
(ii) of this sentence the transferee or assignee agrees in writing with the Parent to be bound by all of the provisions contained herein; (v) such transfer shall have been made in accordance with the applicable requirements of the relevant Securities Purchase Agreement; and (vi) the Parent receives from the transferee or assignee a completed Notice of Registration Statement and Selling Securityholder Questionnaire attached as Appendix A hereto and a Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process attached as Appendix B hereto prior to the effectiveness of such transfer or assignment.

      10. Amendment of Registration Rights.

      Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the prior written consent of the Parent and the Required Holders. Any amendment or waiver effected in accordance with this
Section 10 shall be binding upon each Investor and the Parent. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

      11. Miscellaneous.

         a. A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Parent receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Parent shall act upon the basis of instructions, notice or election received from the such record owner of such Registrable Securities.

         b. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:


         If to the Parent:

                Vasogen Inc.

                2155 Dunwin Drive
                Mississauge, Ontario
                L5L 4M1
                Canada
                Telephone:  (905) 569-2265
                Facsimile:  (905) 569-9231
                Attention:  Vice President, Corporate and Legal Affairs

                With a copy (for informational purposes only) to:

                Lang Michener LLP
                BCE Place, P.O. Box 747
                Suite 2500, 181 Bay Street
                Toronto, Ontario
                M5J 2T7
                Telephone:  (416) 307-4040
                Facsimile:  (416) 365-1719
                Attention:  Geofrey Myers, Esq.

                and

                Paul, Weiss, Rifkind, Wharton & Garrison LLP
                1285 Avenue of the Americas
                New York, New York 10019-6064
                Telephone:  (212) 373-3000
                Facsimile:  (212) 757-3990
                Attention:  Edwin S. Maynard, Esq.

         If to Legal Counsel:

                Schulte Roth & Zabel LLP
                919 Third Avenue
                New York, New York  10022
                Telephone:  (212) 756-2000
                Facsimile:  (212) 593-5955
                Attention:  Eleazer N. Klein, Esq.

If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers attached hereto, with copies to such Buyer's representatives as set forth on the Schedule of Buyers, or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i),
(ii) or (iii) above, respectively.

         c. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

         d. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The Parent has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         e. This Agreement, the other Transaction Documents and the instruments referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the other Transaction Documents and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

         f. Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

         g. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning or interpretation hereof. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise clearly indicated. Whenever the word "including" is used in this Agreement, it shall be deemed to be followed by the words "without limitation." The use of any gender herein shall be deemed to be or include the other genders and the use of the singular herein shall be deemed to be or include the plural (and vice versa), wherever appropriate.

         h. This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

         i. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         j. All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders.

         k. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

         l. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

         m. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars. All amounts owing under this Agreement are payable in United States Dollars. All amounts denominated in other currencies shall be converted in the United States dollar equivalent amount in accordance with the Exchange Rate (as defined in the relevant Securities Purchase Agreement) on the date of calculation.

         n. The obligations of each Buyer hereunder are several and not joint with the obligations of any other Buyer, and no provision of this Agreement is intended to confer any obligations on any Buyer vis-a-vis any other Buyer. Nothing contained herein, and no action taken by any Buyer pursuant hereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated herein.

         o. Except as otherwise provided herein, in any other Transaction Document or as required by applicable law or legal process, no Investor may make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without obtaining the prior written consent of the Parent and giving the Parent no less than 48 hours to review and comment on such public announcement prior to release.

         p. Notwithstanding any other provision herein, the Parent shall have no obligation to in any way facilitate the delivery by its transfer agent of unlegended Common Shares to an Investor if (I) the Parent has received a notice from such Investor stating that such Investor (a) has ceased to be a Qualified Institutional Buyer (as such term is defined in Rule 144A under the 1933 Act),
(b) has chosen to offer or sell such Common Shares by a method other than pursuant to an effective registration statement or pursuant to Rule 904 or Rule 144 (including 144(k)) under the 1933 Act, or (c) such Investor will offer or sell such Common Shares pursuant to Rule 904 under the 1933 Act and has become an affiliate (as such term is defined in Rule 144 under the 1933 Act) of the Parent, or (II) such Investor has not made to the Parent the representations, warranties and covenants set forth in Section 9(s) of the applicable Securities Purchase Agreement.


                                  * * * * * *

         IN WITNESS WHEREOF, each Buyer and the Parent have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

                                        PARENT:

                                        VASOGEN INC.



                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                        BUYERS:

                                        KINGS ROAD INVESTMENTS LTD.



                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                        CAPITAL VENTURES
                                        INTERNATIONAL


                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                        AMATIS LTD.



                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                        CASTLERIGG MASTER
                                        INVESTMENTS LTD.


                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:

                                        SMITHFIELD FIDUCIARY LLC


                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:



                                         SCHEDULE OF BUYERS



                                  Buyer's Address                Buyer's Representative's Address
                                  ---------------                --------------------------------
     Buyer                      and Facsimile Number                  and Facsimile Number
     -----                      --------------------                  --------------------

Kings Road                c/o Polygon Investment Partners LP       Schulte Roth & Zabel LLP
Investments Ltd           598 Madison Avenue, 14th Floor           919 Third Avenue
                          New York, New York  10022                New York, New York 10022
                          Attention: Erik M.W. Caspersen           Attn: Eleazer Klein, Esq.
                                     and Brandon L. Jones          Facsimile: (212) 593-5955
                          Facsimile: (212) 359-7333                Telephone: (212) 756-2000
                          Telephone: (212) 359-7303
                          Residence: Cayman Islands


Capital Ventures          c/o Heights Capital Management, Inc.     Drinker Biddle & Reath LLP
International             101 California Street, Suite 3250        50 Fremont Street, 20th Floor
                          San Francisco, CA 94111                  San Francisco, CA 94105-2235
                          Attention: Martin Kobinger               Attention: Scott Joachim, Esq.
                          Facsimile: (415) 403-6525                Facsimile: (415) 591-7510
                          Telephone: (415) 403-6500                Telephone: (415) 591-7573
                          Residence: Cayman Islands


Amatis Ltd.               c/o Amaranth Advisors LLC
                          One American Lane
                          Greenwich, CT 06831
                          Attention: Will Matthews
                          Facsimile: (203) 422-3340
                          Telephone: (203) 422-3540
                          Residence: Cayman Islands


Castlerigg Master         c/o Sandell Asset Management Corp.
Investments Ltd.          40 West 57th Street, 26th Floor
                          New York, NY 10019
                          Attention: Cem Hacioglu
                          Facsimile: (212) 603-5710
                          Telephone: (212) 603-5700
                          Residence: Curacao, Netherland Antilles


Smithfield Fiduciary LLC  c/o Highbridge Capital Management, LLC
                          9 West 57th Street, 27th Floor
                          New York, NY 10019
                          Attention: Ari J. Storch and Adam J. Chill
                          Facsimile: (212) 751-0755
                          Telephone: (212) 287-4720
                          Residence: Cayman Islands


                                                                       EXHIBIT A

                         FORM OF NOTICE OF EFFECTIVENESS
                            OF REGISTRATION STATEMENT


CIBC Mellon Trust Company
320 Bay Street
Toronto ON
M5H 4A6
Attention:  Bruce M. Cornish

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ  07660
Attention:  Diane Almonte

      Re:   Vasogen Inc.

Ladies and Gentlemen:

      We have acted as counsel to Vasogen Inc., a corporation incorporated under the laws of Canada (the "Parent"), Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), and Vasogen, Corp., a Delaware corporation ("Vasogen, Corp."), in connection with certain Securities Purchase Agreements (the "Securities Purchase Agreements") entered into by and among the Parent, the Company, Vasogen, Corp. and each buyer named on each Buyer Schedule attached to each such agreement (each individually, a "Holder" and all such individuals collectively, the "Holders") pursuant to which the Company issued to the Holders senior convertible notes (the "Notes") convertible, amortizable and/or redeemable into the Parent's common shares, no par value (the "Common Shares"), and the Parent issued to the Holders warrants (the "Warrants") exercisable to purchase Common Shares. Pursuant to the Securities Purchase Agreements, the Parent also entered into a Registration Rights Agreement with the Holders (the "Registration Rights Agreement") pursuant to which the Parent agreed, among other things, to register the resale of the Registrable Securities (as defined in the Registration Rights Agreement), including the

Common Shares issuable upon conversion, amortization and/or redemption of the Notes and the Common Shares issuable upon exercise of the Warrants, under the Securities Act of 1933, as amended (the "1933 Act"). Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Rights Agreement.

      In connection with the foregoing, we have been asked to furnish you an opinion regarding the issuance of the Common Shares to the Holders either free of or with restrictive legends under the 1933 Act. In connection with the furnishing of this opinion, we have examined such certificates, agreements and documents as we deemed relevant and necessary as a basis for the opinion and belief expressed below. We have also relied upon oral and written statements of officers and representatives of the Parent, the Company and Vasogen, Corp. and upon certificates of the Parent, the Company and Vasogen, Corp.

      We have also assumed that as provided in the Securities Purchase Agreements, the Notes, the Warrants and the Registration Rights Agreement, the Holder to which Common Shares are to be issued has, in connection with such issuance, represented and warranted to the Parent and the Company that such Holder is a Qualified Institutional Buyer (as such term is defined in Rule 144A under the 1933 Act) and covenanted to the Parent and the Company that such holder will offer or sell such Common Shares only pursuant to an effective registration statement or pursuant to Rule 904 or Rule 144 under the 1933 Act and that such Holder will not be an affiliate (as such term is defined in Rule 144 under the 1933 Act) of the Parent or the Company at the time of any such offer or sale of such Common Shares pursuant to Rule 904 under the 1933 Act by such Holder (such representations, warranties and covenants, the "Holder Agreements").

      In our examination of the documents referred to above, we have assumed, without independent investigation, the genuineness of all signatures, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of the latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete.

      Based on the foregoing, and subject to the assumptions, exceptions and qualifications set forth in this letter and assuming, in the case of a conversion of a Note or an exercise of a Warrant by a Holder, that such Holder has, in connection with such issuance, completed a Conversion Notice or Exercise Notice, as applicable, correctly and accurately, then the Transfer Agent may rely upon and act in accordance with the Treasury Instructions received from the Parent.

      Based on the foregoing, and subject to the assumptions, exceptions and qualifications set forth in this letter, this letter shall serve as our instruction to you that the Common Shares may be issued to such Holder free of restrictive legends under the 1933 Act.

      THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR
      APPLICABLE  STATE  SECURITIES  LAWS.  THE  HOLDER  HEREOF,  BY
      PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT; (B) TO THE COMPANY, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS OR (D) WITHIN THE UNITED STATES (1) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS PROVIDED THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER, WITH REASONABLE ASSURANCE THAT SUCH SECURITIES MAY BE SO OFFERED, SOLD OR TRANSFERRED IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

      The opinion expressed above is limited to the federal laws of the United States of America. We do not express any opinion as to any matters governed by any other laws. Our opinions are rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect. This letter is furnished by us solely for your benefit and may not be circulated to, or relied upon by, any other person without our prior written consent.

                                                Very truly yours,


                                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

                                                                       EXHIBIT B

                              SELLING SHAREHOLDERS

      The Common Shares being offered by the selling shareholders are issuable upon conversion of the convertible notes which were issued by Vasogen Ireland Limited pursuant to a Securities Purchase Agreement dated as of October 7,
2005), and upon exercise of warrants. For additional information regarding the issuance of those convertible notes and warrants, see "Private Placement of Convertible Notes and Warrants" above. We are registering (for the purposes of applicable Ontario securities laws, qualifying) the Common Shares in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the Convertible Notes of our subsidiary and the Warrants issued pursuant to the Securities Purchase Agreement, the selling shareholders have not had any material relationship with us within the past three years.

      The table below lists the selling shareholders and other information regarding the beneficial ownership of the Common Shares by each of the selling shareholders. The second column lists the number of Common Shares beneficially owned by each selling shareholder, based on its ownership of the convertible notes and warrants, as of ________, 200_, assuming conversion of all convertible notes and exercise of the warrants held by the selling shareholders on that date, without regard to any limitations on conversions or exercise.

      The third column lists the Common Shares being offered by this prospectus by the selling shareholders.

      In accordance with the terms of registration rights agreements with the selling shareholders, this prospectus generally covers the resale of at least 150% of the sum of (i) the number of Common Shares issuable upon conversion, amortization or redemption of the convertible notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC and (ii) the number of Common Shares issuable upon exercise of the warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the convertible notes may be adjusted and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

      Under the terms of the convertible notes and the warrants, a selling shareholder may not convert the convertible notes or exercise the warrants to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates and joint actors, to beneficially own a number of Common Shares which would exceed 9.99% of our then outstanding Common Shares following such conversion or exercise, excluding for purposes of such determination Common Shares issuable upon conversion of the convertible notes which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

                                                                    Maximum Number of Shares
                                                                    ------------------------
                                          Number of Shares Owned     to be Sold Pursuant to      Number of Shares
                                          ----------------------     ----------------------      ----------------
Name of Selling Shareholder                  Prior to Offering           this Prospectus        Owned After Offering
---------------------------                  -----------------           ---------------        --------------------

    Kings Road Investments Ltd. (1)                                                                      0


(1) Polygon Investment Partners LLP and Polygon Investment Partners LP (the "Investment Managers") and Polygon Investments Ltd. (the "Manager") each has the right to vote and dispose of the securities held by Kings Road Investments Ltd. Alexander Jackson, Reade Griffith and Paddy Dear control the Investment Managers and the Manager. The Investment Managers, the Manager, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by Kings Road Investments Ltd.

                              PLAN OF DISTRIBUTION

      We are registering (for the purposes of applicable Ontario securities laws, qualifying) the Common Shares issuable upon conversion of the convertible notes and upon exercise of the warrants to permit the resale of these Common Shares by the holders of the convertible notes and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the Common Shares. We will bear all fees and expenses incident to our obligation to register the Common Shares.

      The selling shareholders may sell all or a portion of the Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers, dealers or agents. If the Common Shares are sold through underwriters broker-dealers or dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The Common Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

      o on any Canadian or United States securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

      o     in the over-the-counter market;

      o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

      o through the writing of options, whether such options are listed on an options exchange or otherwise;

      o ordinary brokerage transactions and transactions in which the broker-dealer or dealer solicits purchasers;

      o block trades in which the broker-dealer or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer or dealer as principal and resale by the broker-dealer or dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     short sales;

      o     sales pursuant to Rule 144;

      o broker-dealers or dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale; and

      o     any other method permitted pursuant to applicable law.

      If the selling  shareholders  effect such  transactions  by selling Common
Shares to or through underwriters, broker-dealers, dealers or agents, such underwriters, broker-dealers, dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers, dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Common Shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or dealers, which may in turn engage in short sales of the Common Shares in the course of hedging in positions they assume. The selling shareholders may also sell Common Shares short and deliver Common Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge Common Shares to broker-dealers or dealers that in turn may sell such shares.

      The selling shareholders may pledge or grant a security interest in some or all of the convertible notes, warrants, or Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares from time to time pursuant to this prospectus or any amendment to this prospectus (in the case of the U.S. prospectus, under Rule 424(b)(3), Rule 467 or other applicable provision of the Securities Act of 1933, as amended, (or equivalent under MJDS)) amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the Common Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

      The selling shareholders and any broker-dealer participating in the distribution of the Common Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. At the time a particular offering of the Common Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

      Under the securities laws of some U.S. states and the provinces of Canada, the Common Shares may be sold in such states or provinces only through registered or licensed brokers or dealers. In addition, in some states and provinces of Canada the Common Shares may not be sold unless such shares have been registered or qualified for sale in such state or province or an exemption from registration or qualification is available and is complied with.

      There can be no assurance that any selling shareholder will sell any or all of the Common Shares registered pursuant to the shelf registration statement, of which this prospectus forms a part.

      The selling shareholders and any other person participating in such distribution in the United States will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Common Shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Common Shares to engage in market-making activities with respect to the Common Shares. All of the foregoing may affect the marketability of the Common Shares and the ability of any person or entity to engage in market-making activities with respect to the Common Shares.

      We will pay all expenses of the registration of the Common Shares pursuant to the registration rights agreement, estimated to be $[ ] in total, including, without limitation, securities regulatory filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

      Once sold under the shelf registration statement, of which this prospectus forms a part, the Common Shares will be freely tradable in the hands of persons (other than, for U.S. securities law purposes, our affiliates and, for Canadian securities law purposes, members of a control block).

      All shelf information omitted from this base shelf prospectus will be contained in a shelf prospectus supplement that will be delivered to purchasers together with this base shelf prospectus. Each shelf prospectus supplement will be incorporated by reference into this base shelf prospectus as of the date of the shelf prospectus supplement and only for the purposes of the distribution to which the shelf prospectus supplement pertains.

      No underwriter or dealer involved in an "at the market distribution" as defined under applicable Canadian securities legislation, no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, securities in connection with the distribution to effect any other transactions that are intended to stabilize or maintain the market price of the securities.

      In connection with any distribution of the Common Shares, other than an "at the market distribution", the underwriters, if any, may allot or effect transactions which stabilize or maintain the market price of the Common Shares offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

                                                                      Appendix A

                        NOTICE OF REGISTRATION STATEMENT
                                       AND
                      SELLING SECURITYHOLDER QUESTIONNAIRE

     Vasogen Inc. (the "Company") has filed or caused to be filed, as the case may be, or intends to file or cause to be filed, as the case may be, with the Ontario Securities Commission a shelf prospectus (the "Shelf Prospectus") under the Canada/United States Multi-Jurisdictional Disclosure System qualifying resales from time to time of the Company common shares, without par value (the "Common Shares") issuable upon conversion of 6.45% Senior Convertible Notes of Vasogen Ireland Limited (the "Notes") and warrants of the Company (the "Warrants" and together with the Notes collectively, the "Securities") and with the Securities and Exchange Commission (the "Commission") a registration statement on Form F-10 (the "Shelf Registration Statement") for the registration under the Securities Act of 1933, as amended (the "Securities Act") of resales of the Common Shares issuable upon conversion of the Securities, in accordance with the terms of that certain Registration Rights Agreement between the Company and the initial purchasers (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms used and not otherwise defined herein shall have the meanings given them in the Registration Rights Agreement.

     Each beneficial owner of Registrable Securities (as defined below) is entitled to the benefits of the Registration Rights Agreement. In order to sell or otherwise dispose of any Registrable Securities pursuant to the Shelf Prospectus and Shelf Registration Statement, a beneficial owner of Registrable Securities generally will be required to be named as a selling securityholder in the related prospectus, deliver a prospectus to each purchaser of Registrable Securities and be bound by the Registration Rights Agreement (including certain indemnification provisions, as described below).

     If you wish to include the Registrable Securities beneficially owned by you in the Shelf Prospectus and Shelf Registration Statement (or a supplement or amendment thereto), you must complete, sign and deliver this Notice of Registration Statement and Selling Securityholder Questionnaire ("Notice and Questionnaire") and the Submission to Jurisdiction Form attached hereto as "Appendix B" to the Company at the address set forth herein on or prior to the fifth Business Day before the effectiveness of the Shelf Registration Statement. If you fail to do so, you will not be named as a selling securityholder in the Shelf Prospectus and the Shelf Registration Statement and will not be able to use the Prospectus forming a part thereof to resell the Registrable Securities that you hold until you are subsequently so named in accordance with the following paragraph.

     Upon receipt of a completed Notice and Questionnaire and Submission to Jurisdiction Form from a beneficial owner following the effectiveness of the Shelf Registration Statement, the Company will, as promptly as practicable, but in any event upon the later of (x) ten Business Days after the date of receipt of a completed Notice and Questionnaire and Submission to Jurisdiction Form or
(y) ten Business Days after the expiration of any period during which the availability of the Shelf Prospectus and Shelf Registration Statement is suspended, file or cause to be filed, as the case may be, such supplements and/or amendments to the Shelf Prospectus and Shelf Registration Statement as are necessary to permit such holder to deliver such Prospectus to purchasers of Registrable Securities. However, the Company will not be obligated to file more than one such supplement and/or amendment to the Shelf Prospectus or Shelf Registration Statement in any 30-day period the date the Shelf Registration Statement becomes effective for the purpose of naming additional beneficial owners as selling securityholders.

      Please be aware that various legal consequences arise from being named as a selling securityholder in the Shelf Prospectus and the Shelf Registration Statement. We strongly advise you to consult your own securities law counsel regarding the consequences of being named or not being named as a selling securityholder in the Shelf Prospectus and the Shelf Registration Statement.

                                    ELECTION

     The undersigned beneficial owner (the "Selling Securityholder") of Registrable Securities hereby elects to include in the Shelf Prospectus and Shelf Registration Statement the Registrable Securities beneficially owned by it and listed below in Item (3). By signing and returning this Notice and Questionnaire and the Submission to Jurisdiction Form, the undersigned agrees to be bound with respect to such Registrable Securities by the terms and conditions of this Notice and Questionnaire, the Submission to Jurisdiction Form and the Registration Rights Agreement, including, without limitation, the indemnification provisions set forth in the Registration Rights Agreement.

     The Selling Securityholder hereby provides the following information to the Company and represents and warrants that such information is accurate and complete:

QUESTIONNAIRE

(1)  (a)  Full legal name of Selling Securityholder:

          ---------------------------------------------------------------------

     (b) Full legal name of registered holder (if not the same as in (a) above) of Registrable Securities listed in Item (3) below:

          ---------------------------------------------------------------------

     (c) Full legal name of DTC Participant (if applicable and if not the same as (b) above) through which Registrable Securities listed in Item (3) below are held:

          ---------------------------------------------------------------------


(2)  Address for notices to Selling Securityholder:

     ---------------------------------------------------------------------------


     Telephone:
                ----------------------------------------------------------------

     Fax:
          ----------------------------------------------------------------------

     Contact person:
                     -----------------------------------------------------------

(3)  Beneficial ownership of Registrable Securities:

     Except as set forth below in this Item (3), the undersigned Selling Securityholder does not beneficially own any Registrable Securities.

     (a)  Principal amount of Securities beneficially owned:

          ----------------------------------------------------------------------

     CUSIP No(s). of such Securities:
                                      ------------------------------------------

     Number of Common Shares (if any) issued upon conversion, repurchase or redemption of Securities:

          ----------------------------------------------------------------------

     (b) Principal amount of Securities which the undersigned wishes to be included in the Shelf Prospectus and Shelf Registration Statement:

          ----------------------------------------------------------------------

          CUSIP No(s). of such Securities to be included in the Shelf Prospectus and Shelf Registration Statement:

          ----------------------------------------------------------------------

          ----------------------------------------------------------------------

          Number of Common Shares (if any) issued upon conversion or exchange of Securities which the undersigned wishes to be included in the Shelf Prospectus and Shelf Registration Statement:

          ----------------------------------------------------------------------

     (c) Date on which the Selling Securityholder acquired the Securities to be included in the Shelf Prospectus and Shelf Registration Statement:

          ----------------------------------------------------------------------

(4)  Beneficial ownership of other securities of the Company:

     Except  as set  forth  below in this  Item  (4),  the  undersigned  Selling
     Securityholder is not the beneficial or registered owner of any Common Shares or any other securities of the Company, other than the Common Shares listed above in Item (3).

     State any exceptions here:

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     If the other securities of the Company beneficially owned by the Selling Securityholder are registered otherwise than in the name of the Selling Securityholder, please set out the name of the registered holder of such other securities of the Company:

     ---------------------------------------------------------------------------

(5)  Prior Acquisitions of Securities of the Company:

     If the Selling Securityholder acquired any common shares or other securities of the Company within the last twelve months please indicate below the date of purchase and the cost to the Selling Securityholder in the aggregate and on a per security basis:

     ---------------------------------------------------------------------------

(6)  Broker-Dealer Status:

     Is the Selling Securityholder a registered broker dealer? Yes [_] No [_]

     Note that in general we will be required to identify any registered broker-dealer as an underwriter in the prospectus.

(7)  Affiliation with Broker-Dealers:

     Is  the   Selling   Securityholder   an   affiliate(1)   of  a   registered
     broker-dealer?

------------------
(1) An "affiliate" of a specified person or entity means a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person or entity specified.

     Yes [_] No [_]

     If so, please answer the remaining questions in this section.

     (a) Please describe the affiliation between the Selling Securityholder and any registered broker-dealers:

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     (b)  If  the   Registrable   Securities   were  purchased  by  the  Selling
          Securityholder other than in the ordinary course of business, please describe the circumstances:

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     (c) If the Selling Securityholder, at the time of its purchase of Registrable Securities, has had any agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities, please describe such agreements or understandings:

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     Note that if the Selling Securityholder is an affiliate of a broker-dealer and did not purchase its Registrable Securities in the ordinary course of business or at the time of the purchase had any agreements or understandings, directly or indirectly, to distribute the Registrable Securities, we must identify the Selling Securityholder as an underwriter in the prospectus.

(8)  Beneficial Ownership by Natural Persons:

     If the Selling Securityholder is an entity, does any natural person have voting or investment power over the Registrable Securities held by the Selling Securityholder?(2)

     Yes [ ] No [ ]

     If so, please state that person's or persons' name(s):

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

(9)  Relationships with the Company:

--------------------------------------------------------------------------------

(2) Please answer "Yes" if any natural person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (a) voting power which includes the power to vote, or to direct the voting of, such security and/or (b) investment power which includes the power to dispose, or to direct the disposition of, the Registrable Securities held by the Selling Securityholder.

     Except as set forth below, neither the Selling Securityholder nor any of its affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

     State any exceptions here:

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

(10) Plan of distribution: See Exhibit B to the Registration Rights Agreement


     State any exceptions here:

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

          The Selling Securityholder acknowledges that it understands its obligation to comply, and agrees that it will comply, with any prospectus delivery and other provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, particularly Regulation M (or any successor rules and regulations).

          The Selling Securityholder acknowledges its obligations under the Registration Rights Agreement to indemnify and hold harmless certain persons as set forth therein.

          In the event that the Selling Securityholder transfers all or any portion of the Registrable Securities listed in Item (3) above after the date on which such information is provided to the Company, the Selling Securityholder agrees to notify the transferee(s) at the time of the transfer of its rights and obligations under this Notice and Questionnaire, the Submission to Jurisdiction Form and the Registration Rights Agreement.

          By signing below, the Selling Securityholder consents to the disclosure of the information contained herein in its answers to Items (1) through (10) above and the inclusion of such information in the Shelf Prospectus and Shelf Registration Statement. The Selling Securityholder understands that such information will be relied upon by the Company in connection with the preparation of the Shelf Prospectus and Shelf Registration Statement.

          If  required  by  applicable  law,  in  accordance  with  the  Selling
     Securityholder's obligation under the Registration Rights Agreement to provide such information as may be required by law for inclusion in the Shelf Prospectus and Shelf Registration Statement, the Selling Securityholder agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Shelf Prospectus and Shelf Registration Statement remain effective. All notices hereunder and pursuant to the Registration Rights Agreement shall be made in writing, by hand-delivery, first-class mail, or air courier guaranteeing overnight delivery to the address below.

          Once this Notice and Questionnaire and the Submission to Jurisdiction Form are executed by the Selling Securityholder and received by the Company, the terms of this Notice and Questionnaire and the Submission to Jurisdiction Form, and the representations and warranties contained therein, shall be binding on, shall inure to the benefit of and shall be enforceable by the respective successors, heirs, personal representatives, and assigns of the Company and the Selling Securityholder (with respect to the Registrable Securities beneficially owned by such Selling Securityholder and listed in Item (3) above). This Agreement shall be governed in all respects by the laws of the State of New York applicable to agreements made and to be performed in such State.

          IN WITNESS WHEREOF, the undersigned, by authority duly given, has caused this Notice and Questionnaire and the Submission to Jurisdiction Form to be executed and delivered either in person or by its duly authorized agent.

     Dated:
            ------------------------


                                       -----------------------------------------
                                       Selling Securityholder
                                       (Print/type full legal name of beneficial owner of Registrable Securities)

                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:

               PLEASE RETURN THE COMPLETED AND EXECUTED NOTICE AND
      QUESTIONNAIRE AND SUBMISSION TO JURISDICTION FORM ATTACHED HERETO AS
                        APPENDIX "B" TO THE COMPANY AT:

                                  Vasogen Inc.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2
              Attention: Vice President, Corporate & Legal Affairs

                                                                      Appendix B

                NON-ISSUER FORM OF SUBMISSION TO JURISDICTION AND
                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS


1.    Name of issuer (the "Issuer"):

      Vasogen Inc.

2.    Jurisdiction of incorporation of Issuer:

      Canada

3.    Address of principal place of business of Issuer:

      2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2

4.    Description of securities (the "Securities"):

      Common Shares issuable upon conversion of 6.45% Senior Convertible Notes of Vasogen Ireland Limited and on the exercise of warrants issued by the Issuer.

5. Date of the short form prospectus (the "Short Form Prospectus") under which the Securities are offered:

                  , 2005

6.    Name of person filing this form (the "Filing Person"):

7.    Filing Person's relationship to Issuer:

8. Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person:

9.    Address of principal place of business of Filing Person:

10.   Name of agent for service of process (the "Agent"):

      Vasogen Inc.

11. Address for service of process of Agent in Canada (which address may be anywhere in Canada):

      2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2

12. The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the "Proceeding") arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Short Form Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13.   The  Filing  Person  irrevocably  and   unconditionally   submits  to  the
      non-exclusive jurisdiction of

      (a)   the  judicial,   quasi-judicial  and  administrative   tribunals  of
            Ontario; and

      (b)   any administrative proceeding in Ontario,

      in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Short Form Prospectus.

14. Until six years after completion of the distribution of the Securities made under the Short Form Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15. Until six years after completion of the distribution of the Securities under the Short Form Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or above address of the Agent.

16. This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of Ontario.


Dated:                     , 2005


---------------------------------
Signature of Filing Person


                                      AGENT

The undersigned accepts the appointment as agent for service of process of ________________________ under the terms and conditions of the appointment of agent for service of process stated above.

Dated:                     , 2005


VASOGEN INC.



Per:

                                   Exhibit 5a

  Amendments to the Registration Rights Agreement - Kings Road Investments Ltd.

                                 (see attached)

                                  VASOGEN INC.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


KINGS ROAD INVESTMENTS LTD.
c/o Polygon Investment Partners LP
598 Madison Avenue, 14th Floor
New York, NY  10022
Attention: Erik M.W. Caspersen and Brandon L. Jones


Dear Sirs:

      We refer to the Registration Rights Agreement, dated as of October 7, 2005 (the "Agreement"), by and among Vasogen Inc., a corporation incorporated under the laws of Canada ("Vasogen"), Kings Road Investments Ltd., a Cayman Islands company (the "Buyer"), and each other buyer listed on the signature pages thereto. Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Agreement.

      Vasogen and the Buyer hereby agree as follows:

      1. Amendment of Required Registration Amount. The definition of "Required
         -----------------------------------------
Registration Amount" in Section 1(q) of the Agreement shall be deleted in its entirety and replaced with the following new definition:

      "Required Registration Amount" means, until the Registration Statement becomes effective, 25,000,000 Common Shares, which represents 150% of the sum of the number of Conversion Shares issued or issuable pursuant to the Notes assuming that the Notes are converted into Common Shares at the Conversion Rate (as defined in the Notes) and the number of Initial Warrant Shares issued or issuable pursuant to the Initial Warrants, and thereafter means the sum of (i) the quotient of the aggregate outstanding Principal of the Notes divided by the Conversion Price (as defined in the Notes), rounded up to the nearest whole number, (ii) the number of Common Shares underlying unexercised Initial Warrants and (iii) the number of Common Shares underlying unexercised but issued Additional Warrants.

      2. Amendment of Section 2(f). The penultimate sentence of Section 2(f) of
         -------------------------
the Agreement shall be deleted in its entirety and replaced with the following:

      For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed "insufficient to cover all of the Registrable Securities" if at any time the number of Common Shares available for resale under the Registration Statement is less than the Required Registration Amount as at such time.

      3. Expenses. Vasogen shall pay an amount to the Buyer or its designee(s)
         --------
to cover legal expenses reasonably incurred by the Buyer in relation to the review, preparation and execution of this Letter.

      4. Ratification of the Agreement. Except as expressly provided herein, all
         -----------------------------
of the terms and conditions of the Agreement are ratified and shall remain unchanged and continue in full force and effect.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                                  Very truly yours,

                                                  VASOGEN INC.


                                                  By:
                                                      --------------------------
                                                       Name:
                                                       Title:

Accepted and agreed to as of
the date first written above by:


KINGS ROAD INVESTMENTS LTD.


By:
   --------------------------
     Name:
     Title:

                                   Exhibit 5b

          Amendments to the Registration Rights Agreement - Amatis Ltd.

                                 (see attached)

                                  VASOGEN INC.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


AMATIS LTD.
c/o Amaranth Advisors LLC
One American Lane
Greenwich, CT  06831
Attention: Will Matthews


Dear Sirs:

      We refer to the Registration Rights Agreement, dated as of October 7, 2005 (the "Agreement"), by and among Vasogen Inc., a corporation incorporated under the laws of Canada ("Vasogen"), Amatis Ltd., a Cayman Islands company (the "Buyer"), and each other buyer listed on the signature pages thereto. Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Agreement.

      Vasogen and the Buyer hereby agree as follows:

      1. Amendment of Required Registration Amount. The definition of "Required
         -----------------------------------------
Registration Amount" in Section 1(q) of the Agreement shall be deleted in its entirety and replaced with the following new definition:

      "Required Registration Amount" means, until the Registration Statement becomes effective, 25,000,000 Common Shares, which represents 150% of the sum of the number of Conversion Shares issued or issuable pursuant to the Notes assuming that the Notes are converted into Common Shares at the Conversion Rate (as defined in the Notes) and the number of Initial Warrant Shares issued or issuable pursuant to the Initial Warrants, and thereafter means the sum of (i) the quotient of the aggregate outstanding Principal of the Notes divided by the Conversion Price (as defined in the Notes), rounded up to the nearest whole number, (ii) the number of Common Shares underlying unexercised Initial Warrants and (iii) the number of Common Shares underlying unexercised but issued Additional Warrants.

      2. Amendment of Section 2(f). The penultimate sentence of Section 2(f) of
         -------------------------
the Agreement shall be deleted in its entirety and replaced with the following:

      For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed "insufficient to cover all of the Registrable Securities" if at any time the number of Common Shares available for resale under the Registration Statement is less than the Required Registration Amount as at such time.

      3. Expenses. Vasogen shall pay an amount to the Buyer or its designee(s)
         --------
to cover legal expenses reasonably incurred by the Buyer in relation to the review, preparation and execution of this Letter.

      4. Ratification of the Agreement. Except as expressly provided herein, all
         -----------------------------
of the terms and conditions of the Agreement are ratified and shall remain unchanged and continue in full force and effect.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                                Very truly yours,

                                                VASOGEN INC.


                                                By:
                                                    --------------------------
                                                     Name:
                                                     Title:

Accepted and agreed to as of the date first written above by:


AMATIS LTD.


By:
   --------------------------
     Name:
     Title:

                                   Exhibit 5c

       Amendments to the Registration Rights Agreement - Castlerigg Master
                                Investments Ltd.

                                 (see attached)

                                  VASOGEN INC.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


CASTLERIGG MASTER INVESTMENTS LTD.
c/o Sandell Asset Management Corp.
40 West 57th Street, 26th Floor
New York, NY  10019
Attention: Cem Hacioglu


Dear Sirs:

      We refer to the Registration Rights Agreement, dated as of October 7, 2005 (the "Agreement"), by and among Vasogen Inc., a corporation incorporated under the laws of Canada ("Vasogen"), Castlerigg Master Investments Ltd., a Curacao, Netherland Antilles company (the "Buyer"), and each other buyer listed on the signature pages thereto. Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Agreement.

      Vasogen and the Buyer hereby agree as follows:

      1. Amendment of Required Registration Amount. The definition of "Required
         -----------------------------------------
Registration Amount" in Section 1(q) of the Agreement shall be deleted in its entirety and replaced with the following new definition:

      "Required Registration Amount" means, until the Registration Statement becomes effective, 25,000,000 Common Shares, which represents 150% of the sum of the number of Conversion Shares issued or issuable pursuant to the Notes assuming that the Notes are converted into Common Shares at the Conversion Rate (as defined in the Notes) and the number of Initial Warrant Shares issued or issuable pursuant to the Initial Warrants, and thereafter means the sum of (i) the quotient of the aggregate outstanding Principal of the Notes divided by the Conversion Price (as defined in the Notes), rounded up to the nearest whole number, (ii) the number of Common Shares underlying unexercised Initial Warrants and (iii) the number of Common Shares underlying unexercised but issued Additional Warrants.

      2. Amendment of Section 2(f). The penultimate sentence of Section 2(f) of
         -------------------------
the Agreement shall be deleted in its entirety and replaced with the following:

      For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed "insufficient to cover all of the Registrable Securities" if at any time the number of Common Shares available for resale under the Registration Statement is less than the Required Registration Amount as at such time.

      3. Expenses. Vasogen shall pay an amount to the Buyer or its designee(s)
         --------
to cover legal expenses reasonably incurred by the Buyer in relation to the review, preparation and execution of this Letter.

      4. Ratification of the Agreement. Except as expressly provided herein, all
         -----------------------------
of the terms and conditions of the Agreement are ratified and shall remain unchanged and continue in full force and effect.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                                Very truly yours,

                                                VASOGEN INC.


                                                By:
                                                    --------------------------
                                                     Name:
                                                     Title:

Accepted and agreed to as of the date first written above by:


CASTLERIGG MASTER INVESTMENTS LTD.


By:
   --------------------------
     Name:
     Title:

                                   Exhibit 5d

       Amendments to the Registration Rights Agreement - Capital Ventures
                                  International

                                 (see attached)

                                  VASOGEN INC.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


CAPITAL VENTURES INTERNATIONAL
c/o Heights Capital Management, Inc.
101 California Street, Suite 3250
San Francisco, CA  94111
Attention:  Martin Kobinger


Dear Sirs:

      We refer to the Registration Rights Agreement, dated as of October 7, 2005 (the "Agreement"), by and among Vasogen Inc., a corporation incorporated under the laws of Canada ("Vasogen"), Capital Ventures International, a Cayman Islands company (the "Buyer"), and each other buyer listed on the signature pages thereto. Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Agreement.

      Vasogen and the Buyer hereby agree as follows:

      1. Amendment of Required Registration Amount. The definition of "Required
         -----------------------------------------
Registration Amount" in Section 1(q) of the Agreement shall be deleted in its entirety and replaced with the following new definition:

      "Required Registration Amount" means, until the Registration Statement becomes effective, 25,000,000 Common Shares, which represents 150% of the sum of the number of Conversion Shares issued or issuable pursuant to the Notes assuming that the Notes are converted into Common Shares at the Conversion Rate (as defined in the Notes) and the number of Initial Warrant Shares issued or issuable pursuant to the Initial Warrants, and thereafter means the sum of (i) the quotient of the aggregate outstanding Principal of the Notes divided by the Conversion Price (as defined in the Notes), rounded up to the nearest whole number, (ii) the number of Common Shares underlying unexercised Initial Warrants and (iii) the number of Common Shares underlying unexercised but issued Additional Warrants.

      2. Amendment of Section 2(f). The penultimate sentence of Section 2(f) of
         -------------------------
the Agreement shall be deleted in its entirety and replaced with the following:

      For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed "insufficient to cover all of the Registrable Securities" if at any time the number of Common Shares available for resale under the Registration Statement is less than the Required Registration Amount as at such time.

      3. Expenses. Vasogen shall pay an amount to the Buyer or its designee(s)
         --------
to cover legal expenses reasonably incurred by the Buyer in relation to the review, preparation and execution of this Letter.

      4. Ratification of the Agreement. Except as expressly provided herein, all
         -----------------------------
of the terms and conditions of the Agreement are ratified and shall remain unchanged and continue in full force and effect.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                                 Very truly yours,

                                                 VASOGEN INC.


                                                 By:
                                                     --------------------------
                                                      Name:
                                                      Title:

Accepted and agreed to as of the date first written above by:


CAPITAL VENTURES INTERNATIONAL


By:
   --------------------------
     Name:
     Title:

                                   Exhibit 5e

   Amendments to the Registration Rights Agreement - Smithfield Fiduciary LLC

                                 (see attached)

                                  VASOGEN INC.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


SMITHFIELD FIDUCIARY LLC
c/o Highbridge Capital Management, LLC
9 West 57th Street, 27th Floor
New York, NY  10019
Attention: Ari J. Storch and Adam J. Chill


Dear Sirs:

      We refer to the Registration Rights Agreement, dated as of October 7, 2005 (the "Agreement"), by and among Vasogen Inc., a corporation incorporated under the laws of Canada ("Vasogen"), Smithfield Fiduciary LLC, a Cayman Islands company (the "Buyer"), and each other buyer listed on the signature pages thereto. Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Agreement.

      Vasogen and the Buyer hereby agree as follows:

      1. Amendment of Required Registration Amount. The definition of "Required
         -----------------------------------------
Registration Amount" in Section 1(q) of the Agreement shall be deleted in its entirety and replaced with the following new definition:

      "Required Registration Amount" means, until the Registration Statement becomes effective, 25,000,000 Common Shares, which represents 150% of the sum of the number of Conversion Shares issued or issuable pursuant to the Notes assuming that the Notes are converted into Common Shares at the Conversion Rate (as defined in the Notes) and the number of Initial Warrant Shares issued or issuable pursuant to the Initial Warrants, and thereafter means the sum of (i) the quotient of the aggregate outstanding Principal of the Notes divided by the Conversion Price (as defined in the Notes), rounded up to the nearest whole number, (ii) the number of Common Shares underlying unexercised Initial Warrants and (iii) the number of Common Shares underlying unexercised but issued Additional Warrants.

      2. Amendment of Section 2(f). The penultimate sentence of Section 2(f) of
         -------------------------
the Agreement shall be deleted in its entirety and replaced with the following:

      For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed "insufficient to cover all of the Registrable Securities" if at any time the number of Common Shares available for resale under the Registration Statement is less than the Required Registration Amount as at such time.

      3. Expenses. Vasogen shall pay an amount to the Buyer or its designee(s)
         --------
to cover legal expenses reasonably incurred by the Buyer in relation to the review, preparation and execution of this Letter.

      4. Ratification of the Agreement. Except as expressly provided herein, all
         -----------------------------
of the terms and conditions of the Agreement are ratified and shall remain unchanged and continue in full force and effect.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                                 Very truly yours,

                                                 VASOGEN INC.


                                                 By:
                                                     --------------------------
                                                      Name:
                                                      Title:

Accepted and agreed to as of the date first written above by:


SMITHFIELD FIDUCIARY LLC


By:
   --------------------------
     Name:
     Title:

                                   Exhibit 6a

              Senior Convertible Note - Kings Road Investments Ltd.

                                 (see attached)

                            SENIOR CONVERTIBLE NOTE

THE COMPANY HAS NOT OFFERED OR SOLD, AND WILL NOT OFFER OR SELL, THIS NOTE IN IRELAND IN CIRCUMSTANCES THAT WOULD CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW (AS DEFINED IN THE INVESTMENT FUNDS, COMPANIES AND MISCELLANEOUS PROVISIONS ACT, 2005) OR AN INVITATION TO THE PUBLIC (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE AND NOTHING HEREIN CONTAINED SHALL BE CONSTRUED AS CONSTITUTING AN OFFER OF THIS NOTE TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW OR AN "INVITATION TO THE PUBLIC" (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE.

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT) (I) IN THE ABSENCE OF
(A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION THE HOLDER OF (A) THE SECURITIES REPRESENTED HEREBY WILL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE THE LATER OF: (I) FEBRUARY 8, 2006 AND (II) FOUR MONTHS AND A DAY AFTER THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA; AND (B) THE SECURITIES ISSUABLE UPON CONVERSION HEREOF SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 20(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

                            VASOGEN IRELAND LIMITED

                            SENIOR CONVERTIBLE NOTE

Issuance Date:  October 7, 2005                     Principal:  U.S. $16,500,000
                                                     Note Certificate Number A-1

      FOR VALUE RECEIVED, Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), hereby promises to pay to UBS SECURITIES LLC F/B/O KINGS ROAD INVESTMENTS LTD. or registered assigns ("Holder") the amount set out above as the Principal (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date, on any Installment Date with respect to the Installment Amount due on such Installment Date (each, as defined herein), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Interest Principal Amount at the rate of 6.45% per annum (the "Interest Rate"), from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon an Interest Date (as defined below), any Installment Date, the Maturity Date, acceleration, conversion, redemption or otherwise (in each case, in accordance with the terms hereof). This Senior Convertible Note (including all Senior Convertible Notes issued in exchange, transfer or replacement hereof, this "Note") is one of an issue of Senior Convertible Notes issued pursuant to the Purchase Agreements on the Closing Date (collectively, the "Notes" and such other Senior Convertible Notes, the "Other Notes"). Certain capitalized terms used herein are defined in Section 32.

      (1) PAYMENTS OF PRINCIPAL.

         (a) On each Installment Date the Company shall pay to the Holder an amount equal to the Installment Amount due on such Installment Date in accordance with Section 8. On the Maturity Date, the Holder shall surrender the Note to the Company and the Company shall pay to the Holder, (i) an amount in Common Shares, or, at the option of the Company, in cash, representing all outstanding Principal and (ii) an amount in cash equal to the accrued and unpaid Interest thereon; provided that Principal shall be payable in Common Shares on the Maturity Date if, and only if, there has been no Equity Conditions Failure. On or prior to the eighth (8th) Trading Day prior to the Maturity Date (the "Maturity Election Notice Due Date"), the Company shall deliver a written notice to the Holder (x) specifying whether the Principal shall be paid on the Maturity Date in Common Shares or cash and (y) if the Principal is to be paid in Common Shares, certifying that there has been no Equity Conditions Failure. Principal to be paid on the Maturity Date and on the Maturity Settlement Date (as defined below) in Common Shares shall be paid in a number of fully paid and nonassessable (rounded to the nearest whole share in accordance with Section 3(a)) Common Shares.

         (b) If the Company shall pay the Principal on the Maturity Date in Common Shares, then on the Maturity Date (i) (A) provided that Vasogen's transfer agent (the "Transfer Agent") is participating in the Depository Trust Company ("DTC") Fast Automated

Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, credit a number of Common Shares equal to the quotient of the outstanding Principal due on such date divided by the Initial Maturity Conversion Price (the "Pre-Maturity Conversion Shares") to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the foregoing shall not apply, Vasogen shall issue and deliver, to the address set forth in the register maintained by Vasogen for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to Vasogen at least three (3) Trading Days prior to the Maturity Date, a certificate, registered in the name of the Holder or its designee, for the number of Pre-Maturity Conversion Shares to which the Holder shall be entitled and (ii) the Company shall pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid interest on such Principal. On the third (3rd) Trading Day immediately after the end of the Maturity Conversion Measuring Period (the "Maturity Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Common Shares, if any, equal to the Maturity Balance Conversion Shares. If an Event of Default or Equity Conditions Failure occurs during the Maturity Conversion Measuring Period, then, at the Holder's option, either (x) the Holder may require the Company to pay the Principal amount of the Note outstanding on the Maturity Date (including any Principal amount represented by Pre-Maturity Conversion Shares that shall be returned to the Company and which Principal amount shall be reduced to the extent any such Common Shares are not returned to the Company) in cash on the Maturity Settlement Date and, in conjunction with receipt of such cash payment, shall return any Pre-Maturity Conversion Shares delivered to the Holder which the Holder has not otherwise sold, transferred or disposed of or (y) the Company shall pay to the Holder in cash on the Maturity Settlement Date an amount equal to the difference between (1) the Principal outstanding on the Maturity Date minus (2) the product of (A) the Principal outstanding on the Maturity Date multiplied by (B) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (y), such amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Maturity Conversion Measuring Period.

         (c) No prepayment of Principal shall be permitted except as expressly provided herein.

      (2) INTEREST; INTEREST RATE. Interest on the applicable Interest Principal Amount of this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 360-day year comprised of twelve 30-day months and shall be payable on each Installment Date and on the Maturity Date (each an "Interest Date"). Interest shall be payable on each Interest Date in cash. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate. Upon the occurrence and during the continuance of an Event of Default, the Interest Rate shall be increased to twelve percent (12.0%) (the "Default Rate"). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default. Interest on overdue interest shall accrue at the same rate compounded quarterly.

      (3) CONVERSION OF NOTES. This Note shall be convertible into common shares of Vasogen Inc. ("Vasogen"), without par value (the "Common Shares"), on the terms and conditions set forth in this Section 3.

         (a) Conversion Right. Subject to the provisions of Section 3(d)(i), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Common Shares in accordance with
Section 3(c), at the Conversion Rate (as defined below). Vasogen shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, Vasogen shall round such fraction of a Common Share up to the nearest whole share.

         (b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (such number of shares, the "Conversion Rate").

            (i)  "Conversion  Amount"  means the portion of the  Principal to be
converted,   amortized,  redeemed  or  otherwise  with  respect  to  which  this determination is being made.

            (ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination a price equal to $3.00, subject to adjustment as provided herein.

         (c) Mechanics of Conversion.

            (i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date, the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., New York Time and transmit by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement, on the third (3rd) Trading Day prior to such date (a "Conversion Date"), a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to Vasogen and with a copy to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first
(1st) Trading Day following the date of receipt of a Conversion Notice, Vasogen and the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Transfer Agent. On or before the third
(3rd) Trading Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), (1) (x) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, Vasogen shall issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled and (2) the Company shall pay to the Holder in cash an amount equal to the accrued and unpaid Interest up to and including the Conversion Date on the Conversion Amount. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date. In the event of a partial conversion of this Note pursuant hereto, the principal amount converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the Conversion Notice.

            (ii) Failure to Timely Convert. If Vasogen shall fail to issue a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the Share Delivery Date (a "Conversion Failure"), then (A) the Company shall pay damages to the Holder for each day of such Conversion Failure in an amount equal to 1.5% of the product of (I) the number of Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Weighted Average Price of the Common Shares on the Share Delivery Date or (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, where the Holder has chosen not to void its Conversion Notice, if on or prior to the Share Delivery Date, Vasogen shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon such holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other reasonable out-of-pocket expenses, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point Vasogen's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly have Vasogen honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares times (B) the Weighted Average Price on the Conversion Date. In the event that (1) the Holder has chosen to void its Conversion Notice and (2) the Holder, prior to voiding such Conversion Notice, purchased (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three

(3) Trading Days after the Holder's request, pay cash to the Holder in an amount equal to the excess (if any) of (x) the Buy-In Price over the (y) the aggregate consideration received by the Holder in the sale of such Common Shares.

            (iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender. The Holder and the Company shall maintain records showing the Principal converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

            (iv) Pro Rata Conversion; Disputes. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and Vasogen can convert some, but not all, of such portions of the Notes submitted for conversion, subject to Section 3(d), the Company shall direct Vasogen to, and upon such direction Vasogen shall, convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Common Shares issuable to the Holder in connection with a conversion of this Note, Vasogen shall issue to the Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 25.

         (d) Limitations on Conversions.

            (i) Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such conversion; provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10. For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates and joint actors shall include the number of Common Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates or joint actors and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of Vasogen and the Company (including, without limitation, any Other Notes or warrants), which in each case are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this Section 3(d)(i), beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Section 3(d)(i), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (x) Vasogen's most recent Form 40-F or Form 6-K, as the case may be, (y) a more recent public announcement by Vasogen or (z) any other notice by the Company, Vasogen or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, Vasogen shall within two (2) Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of Vasogen and the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company and Vasogen, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and Vasogen, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes;
provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10 without regard to the Maximum Percentage as adjusted.

            (ii) Principal Market Regulation. Vasogen shall not be obligated to issue any Common Shares upon conversion, amortization or redemption of this Note, and the Holder of this Note shall not have the right to receive upon conversion, amortization or redemption of this Note any Common Shares (and only such Common Shares), if the issuance of such Common Shares would exceed the aggregate number of Common Shares which Vasogen may issue upon conversion, amortization or redemption, or exercise, as applicable, of the Notes and Warrants without breaching Vasogen's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company or Vasogen (A) obtains the approval of the Principal Market (in the case of the TSX) or Vasogen's shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no purchaser of the Notes pursuant to the Purchase Agreements (the "Purchasers") shall be issued in the aggregate, upon conversion or exercise, as applicable, of Notes or Warrants, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to such Purchaser pursuant to the applicable Purchase Agreement on the Closing Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Purchase Agreements on the Closing Date (with respect to each Purchaser, the "Exchange Cap Allocation"). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser's Notes, the transferee shall be allocated a pro rata portion of such Purchaser's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder's Notes into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap

Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder. For purposes of clarification, with respect to any Exchange Cap relating to the TSX, no holder of Notes shall be issued in the aggregate upon conversion (including pursuant to any Company Conversion, Mandatory Conversion or LC Conversion) of the Notes or exercise of the Warrants or upon payment of Principal on the Notes on the Maturity Date, any Common Shares at a discount to the market price (as defined for purposes of the TSX) at the time of issuance of such shares in excess of such holder's Exchange Cap Allocation.

         (e) Payment in Lieu of Conversion Above Exchange Cap Limitation. If at any time while this Note is outstanding, the Holder delivers a Conversion Notice, and as a result of the application of an Exchange Cap, Vasogen is unable to issue any Common Shares upon such conversion at the applicable Conversion Price, then the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall, deliver to the Holder on the Conversion Date a number of Common Shares equal to the quotient of the Conversion Amount stated in such Conversion Notice divided by the Adjusted Conversion Price (the "Adjusted Conversion Shares") and (ii) pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (A) the number of Exchange Cap Limitation Shares in connection with such conversion multiplied by (B) the excess (if any) of (1) such Adjusted Conversion Price over (2) the Conversion Price (the "Conversion Make-Whole"). Notwithstanding the foregoing, in the event that the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to honor the Holder's Conversion Notice by both the delivery of the Adjusted Conversion Shares and the payment of the Conversion Make-Whole in cash, then the Company shall pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (x) the number of Exchange Cap Limitation Shares and (y) the Adjusted Conversion Price (the "Exchange Cap Redemption Payment"). If the Company shall fail to deliver to the Holder the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment, as applicable, on or prior to the date such delivery and/or payment is due, the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice or for which the Holder has not received the Adjusted Conversion Shares and the Conversion Make-Whole or the Exchange Cap Redemption Payment, as applicable.

      (4) RIGHTS UPON EVENT OF DEFAULT.

         (a) Event of Default. Each of the following events shall constitute an "Event of Default":

            (i) the failure of (A) any Common Shares issued or issuable upon conversion, as part of any Installment Amount or as part of any Accelerated Amount to be freely tradable under Canadian law on the TSX (subject to any restrictions on disposition by the holder of a control block) on or after February 8, 2006, or, thereafter, the Common Shares of any holder of Notes shall cease to be freely tradable under Canadian law on the TSX and such lapse continues for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period or (B) the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is sixty (60) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order by the SEC) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of twenty (20) consecutive days or for more than an aggregate of forty (40) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

            (ii) the suspension from trading on all of the Eligible Markets on which the Common Shares are listed or failure of the Common Shares to be listed on at least one Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period;

            (iii) Vasogen's (A) failure to cure a Conversion Failure by delivery of the required number of Common Shares within ten (10) Trading Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Common Shares that is tendered in accordance with the provisions of the Notes;

            (iv) at any time following the tenth (10th) consecutive Trading Day that the number of Common Shares that are authorized for issuance to the Holder is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

            (v) the Company's failure (or Vasogen's failure if any such amounts are due in Common Shares) to pay to the Holder any amount of Principal
(including, without limitation, the Company's failure to pay any redemption or make-whole payments), Interest or other amounts when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreement), except, in the case of a failure to pay Interest or other amounts due under the Transaction Documents (other than Principal) when and as due, in which case only if such failure continues for a period of at least three (3) Trading Days;

            (vi) the occurrence of (A) any material default under any Indebtedness of Vasogen or any of its Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement) in an aggregate principal amount of $5,000,000 or greater or (B) any redemption of or acceleration prior to maturity of Indebtedness of Vasogen or any of its Subsidiaries in an aggregate principal amount of $5,000,000 or greater, in each case of (A) or (B) other than with respect to any Other Notes;

            (vii) Vasogen or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or any similar Federal, foreign or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, interim receiver, receiver and manager, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

            (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against Vasogen or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of Vasogen or any of its Subsidiaries or (C) orders the liquidation of Vasogen or any of its Subsidiaries;

            (ix) a final judgment or judgments for the payment of money aggregating in excess of $5,000,000 are rendered against Vasogen or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $5,000,000 amount set forth above so long as Vasogen provides the Holder a copy of its policy with such insurer or indemnity provider where such judgment is clearly covered by insurance or an indemnity and Vasogen will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

            (x) other than as set forth in item (xi) below, the Company, Vasogen or any Guarantor breaches in any material respect any representation, warranty, covenant or other term or condition of any Transaction Document, except, (A) in the case of a breach of a representation and warranty, such representation and warranty need only have been true and correct as of the Closing Date, and (B) in the case of breach of a covenant which is curable, only if such breach continues for a period of at least fifteen (15) consecutive Trading Days following the earlier of (A) the day on which the Company, Vasogen or such Guarantor becomes, or should have become, aware of such breach and (B) the day on which the Company or Vasogen receives written notice of such breach from the Holder or any holder of Other Notes;

            (xi) any breach or failure in any respect to comply with either of Sections 8 or 16 of this Note (including any failure to maintain the Net Cash Balance as required by Section 16(e)), except, in the case of a breach or failure to comply with Sections 16(b), (c) or (d), there shall be a one (1) time opportunity to cure a single breach or failure under one of such sections within three (3) Business Days after the date the Company knows or should have known of such breach or failure provided that such cure period does not exceed, in the aggregate, six (6) Business Days from the date of the occurrence of any such breach or failure;

            (xii) (A) any Guarantee at any time for any reason shall cease to be in full force and effect or shall cease to be enforceable in respect of its material terms or (B) any Guarantor shall assert that its Guarantee is invalid or unenforceable; or

            (xiii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

         (b) Redemption Right. Promptly after the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the Weighted Average Price of the Common Shares on the date immediately preceding such Event of Default (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. In the event of a partial redemption of this Note pursuant hereto, the Principal amount redeemed shall be deducted from the Installment Amounts relating to the applicable Installment Dates as set forth in the Event of Default Redemption Notice.

      (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

         (a) Assumption. Neither the Company nor Vasogen shall enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company and Vasogen, as applicable, under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the Interest Rates of the Notes held by such holder, having similar conversion rights as the Notes (specifying, without limitation, that such security is convertible into common shares of the Successor Entity) and having similar ranking to the Notes, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" and "Vasogen", as applicable, shall refer instead to the Successor Entity), and may exercise every right and power of the Company and Vasogen and shall assume all of the obligations of the Company and Vasogen under this Note with the same effect as if such Successor Entity had been named as the Company or Vasogen, as the case maybe, herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Note; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon conversion or redemption; provided, further, however, that no such election by the Holder shall be construed to require the conversion or redemption of this Note in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company or
Vasogen, as applicable, shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.

         (b) Redemption Right. No sooner than fifteen (15) days nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"). At any time during the period (the "Change of Control Period") beginning after the Holder's receipt of a Change of Control Notice and ending on the date that is twenty (20) Trading Days after the consummation of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate (i) the Conversion Amount the Holder is electing to redeem and (ii) whether the Holder is requiring the Company to pay the Change of Control Redemption Price in cash or by delivery of Common Shares. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (x) 115% of the sum of (1) the Conversion Amount being redeemed and (2) the amount of any accrued but unpaid Interest thereon through the date of such redemption payment and (y) the sum of (A) the product of (1) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Common Share to be paid to the holders of the Common Shares upon consummation of the Change of Control and (2) the quotient determined by dividing (I) the Conversion Amount being redeemed by (II) the Conversion Price plus (B) the amount of any accrued but unpaid Interest on the Conversion Amount being redeemed through the date of such redemption payment (the "Change of Control Redemption Price"). In the event the Holder has elected to receive the Change of Control Redemption Price in Common Shares, Vasogen shall deliver, within three (3) Trading Days of receipt of the Holder's Change of Control Redemption Notice, to the Holder's account with DTC on the Change of Control Redemption Date (as defined in Section 14) a number of Common Shares equal to the quotient of (aa) the applicable Change of Control Redemption Price divided by (bb) the Change of Control Conversion Price, rounded to the nearest whole Common Share; provided that if the Change of Control Redemption Date would fall on a date that is after the consummation of the applicable Change of Control, then Vasogen shall not deliver Common Shares to the Holder but rather the Company shall pay the Change of Control Redemption Price to the Holder in cash. Redemptions made in cash as required by this
Section 5 shall be made in accordance with the provisions of Section 14 and shall have priority to payments to shareholders in connection with a Change of Control. Notwithstanding anything to the contrary in this Section 5, until the Change of Control Redemption Price (together with any interest thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(c) may be converted, in whole or in part, by the Holder into Common Shares, or in the event the Conversion Date is after the consummation of the Change of Control, shares or equity interests of the Successor Entity substantially equivalent to the Common Shares pursuant to Section 3.

      (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS. If at any time Vasogen grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 7 below in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

      (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

         (a) Adjustment of Conversion Price upon Issuance of Common Shares. If and whenever on or after the Subscription Date, Vasogen issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of Vasogen, but excluding Common Shares deemed to have been issued or sold by Vasogen in connection with any Excluded Security) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the product of (A) the Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by Vasogen upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed

Outstanding   immediately  after  such  Dilutive   Issuance.   For  purposes  of
determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

            (i) Issuance of Options. If Vasogen in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by Vasogen at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 7(a)(i), the "lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company or Vasogen in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company or Vasogen, as the case may be, at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities, the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 7(a)(ii), the "lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Shares changes at any time, the Conversion Price in effect at the time of such change shall be re-adjusted (but to no greater extent than originally adjusted) to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of Vasogen, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by Vasogen therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by Vasogen in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by Vasogen will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by Vasogen will be the Weighted Average Price of such securities on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which Vasogen is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 7(d), if Vasogen takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment of Conversion Price upon Subdivision or Combination of Common Shares. If Vasogen at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If Vasogen at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment made pursuant to this Section 7(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then Vasogen's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

         (d) Abandoned Dividends or Distributions. If Vasogen shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Conversion Price shall be required by reason of the taking of such record.

         (e) Holder's Right of Alternative Conversion Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 7, if Vasogen in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Subscription Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), Vasogen or the Company shall provide written notice thereof via facsimile and overnight courier to the Holder on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date Vasogen issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of this Note by it by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder's election to rely on a Variable Price for a particular conversion of this Note shall not obligate the Holder to rely on a Variable Price for any future conversions of this Note.

      (8) COMPANY INSTALLMENT CONVERSION OR REDEMPTION.

         (a)  General.  Subject  to and in  accordance  with  the  terms of this
Section 8, on each applicable Installment Date, the Company shall pay to the Holder of this Note the Installment Amount as of such Installment Date by the combination of any of the following, (i) provided that there has been no Equity Conditions Failure, requiring the conversion of all or any portion of the applicable Installment Amount, in accordance with this Section 8 (a "Company Conversion"), and/or (ii) redeeming for cash all or any portion of the applicable Installment Amount in accordance with this Section 8 (a "Company Redemption"); provided that all of the outstanding applicable Installment Amount as of each such Installment Date must be converted or redeemed by the Company on the applicable Installment Date, subject to the provisions of this Section 8. Unless the Company Installment Notice (as defined below) indicates otherwise or if there is an Equity Conditions Failure, the entire Installment Amount to be paid on such Installment Date shall be paid through a Company Conversion. On or prior to the date which is the eighth (8th) Trading Day prior to each Installment Date (each, an "Installment Notice Due Date"), the Company shall deliver written notice (each, a "Company Installment Notice"), to the Holder which Company Installment Notice shall state (i) the portion, if any, of the applicable Installment Amount to be converted pursuant to a Company Conversion (the "Company Conversion Amount"), (ii) the portion, if any, of the applicable Installment Amount which the Company elects to redeem pursuant to a Company Redemption (the "Company Redemption Amount") and (iii) unless the Company has elected to pay the applicable Installment Amount entirely through a Company Redemption, the Company Installment Notice shall certify that the Equity Conditions have been satisfied as of the date of the Company Installment Notice. Each Company Installment Notice whether actually given or deemed given shall be irrevocable. Except as expressly provided in this Section 8(a), the Company shall redeem and convert the applicable Installment Amount of this Note pursuant to this Section 8 and the corresponding Installment Amounts of the Other Notes pursuant to the corresponding provisions of the Other Notes in the same ratio of the Installment Amount being redeemed and converted hereunder. The Company Redemption Amount (whether set forth in the Company Installment Notice or by operation of this Section 8) shall be redeemed in accordance with Section 8(b) and the Company Conversion Amount shall be converted in accordance with Section 8(c).

         (b) Mechanics of Company Redemption. If the Company elects, or is deemed to have elected, a Company Redemption in accordance with Section 8(a), then the Company Redemption Amount, if any, which is to be paid to the Holder on the applicable Installment Date shall be redeemed by the Company on such Installment Date upon payment by the Company to the Holder on such Installment Date, by wire transfer of immediately available funds, an amount in cash (the "Company Installment Redemption Price") equal to 100% of the Company Redemption Amount. If the Company fails to redeem the Company Redemption Amount on the applicable Installment Date by payment of the Company Installment Redemption Price on such date, then at the option of the Holder designated in writing to the Company (any such designation, a "Conversion Notice" for purposes of this Note), the Holder may require the Company to convert all or any part of the Company Redemption Amount at the Company Conversion Price. Conversions required by this Section 8(b) shall be made in accordance with the provisions of Section 3(c).
Notwithstanding  anything to the contrary in this Section  8(b),  but subject to
Section 3(d), until the Company Installment Redemption Price (together with any interest thereon) is paid in full, the Company Redemption Amount (together with any interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert all or any portion of the Company Redemption Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Redemption Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

         (c) Mechanics of Company Conversion.

            (i) If the Company pays any part of an Installment Amount pursuant to a Company Conversion in accordance with Section 8(a), then on the third (3rd) Trading Day immediately preceding the Installment Date the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder, for delivery on or prior to the Installment Date, to the Holder's account with DTC a number of Common Shares equal to the quotient of (x) such Company Conversion Amount (minus accrued and unpaid Interest included in such amount) divided by (y) the Initial Company Conversion Price (the "Pre-Installment Conversion Shares"), rounded to the nearest whole Common Share and (ii) pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid Interest included in such Company Conversion Amount. On the third (3rd) Trading Day immediately after the end of the Company Conversion Measuring Period (the "Installment Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Conversion Shares, if any, equal to the Installment Balance Conversion Shares. If an Event of Default occurs during any applicable Company Conversion Measuring Period and the Holder elects an Event of Default Redemption in accordance with Section 4(b), then, at the Holder's option, either (A) the Holder, upon receipt of the Event of Default Redemption Price (which Redemption Price includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which Redemption Price shall be reduced to the extent any such Common Shares are not returned to the Company), shall return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) the Conversion Amount used to calculate the Event of Default Redemption Price shall be reduced by the product of (1) the Company Conversion Amount applicable to such Installment Date multiplied by (2) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (B), the Event of Default Redemption Price shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period.

            (ii) Subject to the provisions of the following sentence, if there is an Equity Conditions Failure, then at the option of the Holder designated in writing to the Company, the Holder may require the Company to satisfy the payment of the relevant

Installment Amount in one of the following ways or a combination of both: (x) the Company shall redeem all or any part designated by the Holder of the unconverted Company Conversion Amount (such designated amount is referred to as the "First Redemption Amount") on such Installment Date or Installment Settlement Date, as applicable, by paying to the Holder on such Installment Date or Installment Settlement Date, as applicable, by wire transfer of immediately available funds, an amount in cash equal to 125% of such First Redemption Amount, or (y) the Company Conversion shall be null and void with respect to all or any part designated by the Holder of the unconverted Company Conversion Amount (other than any amount redeemed under clause (x) of this Section 8(c)(ii)) and the Holder shall be entitled to all the rights of a holder of this Note with respect to such amount of the Company Conversion Amount; for the avoidance of doubt, Vasogen's failure to issue Common Shares with respect to any Company Conversion Amount due to an Equity Conditions Failure shall not be deemed an Event of Default hereunder so long as the Company otherwise complies with the Holder's written designation in respect of the options set forth in (x) and (y) above with respect to such Company Conversion Amount. In the event of an Equity Conditions Failure, at the Holder's option, either (A) the Holder shall, upon receipt of a First Redemption Amount (which amount includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which First Redemption Amount shall be reduced to the extent any such Common Shares are not returned to the Company), return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) any related First Redemption Amount shall be reduced by the product of (I) the Company Conversion Amount applicable to such Installment Date multiplied by (II) the Conversion Share Ratio and, notwithstanding the foregoing sentence, in the case of this clause (B), such First Redemption Amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period. If the Company fails to redeem any First Redemption Amount on or before the applicable Installment Date or Installment Settlement Date, as applicable, by payment of such amount on the applicable Installment Date or Installment Settlement Date, as applicable, then the Holder shall have the rights set forth in Section 14(a) as if the Company failed to pay the applicable Company Redemption Price and all other rights under this Note (including, without limitation, such failure constituting an Event of Default described in
Section 4(a)(xi)). Notwithstanding anything to the contrary in this Section 8(c), but subject to 3(d), until Vasogen delivers Common Shares representing the Company Conversion Amount to the Holder, the Company Conversion Amount may be converted by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert the Company Conversion Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Conversion Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

            (iii) If, in connection with any Company Conversion, Vasogen is unable to issue at the applicable Unadjusted Company Conversion Price all the Common Shares that, but for the application of the Exchange Cap, Vasogen would have been required to issue, then (A) Vasogen shall deliver to the Holder Common Shares in accordance with Section 8(c)(i) and (B) the Company shall pay to the Holder in cash, within ten (10) Trading Days of the applicable Installment Settlement Date, an amount equal to the product of (1) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date and (2) the excess (if any) of (x) such Adjusted Company Conversion Price over (y) the Conversion Price (the "Company Conversion Make-Whole"). Notwithstanding the foregoing, in connection with such Company Conversion, if the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to effect a Company Conversion by both the delivery by Vasogen to the Holder of Common Shares and the payment by the Company of the Company Conversion Make-Whole in cash, then (1) the Company shall pay to the Holder, in cash, on the Installment Settlement Date, an amount (the "Exchange Cap Installment Payment") equal to the product of (A) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date multiplied by (B) such Adjusted Company Conversion Price and upon such payment the Company's and Vasogen's obligations to such Holder with respect to such Company Conversion shall be deemed to be fully satisfied, and (2) such Holder shall return to Vasogen on or before such Installment Settlement Date any Common Shares issued to such Holder by Vasogen in connection with such Company Conversion; provided that in the event that the Holder cannot return any such Common Shares to Vasogen, the Company shall pay to the Holder, in lieu of the foregoing, an amount in cash equal to the difference between (x) the Exchange Cap Installment Payment and (y) the product of (I) the number of Pre-Installment Conversion Shares issued to the Holder multiplied by (II) the applicable Unadjusted Initial Company Conversion Price.

         (d) Accelerated Amounts. The Company may, at its option (the "Accelerated Payment Option"), (x) in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to date the of delivery of the Company Installment Notice exceeds $1.00, increase the amount of the Installment Amount to be paid on the applicable Installment Date by up to $3,300,000 plus accrued and unpaid Interest on such amount or (y) at any one time during each of 2005, 2006 or 2007, in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to the date of delivery of the Company Installment Notice exceeds $4.00 on NASDAQ, increase the applicable Installment Amount to be paid on the applicable Installment Date by an amount equal to up to 40% of the aggregate Principal amount (excluding the Letter of Credit Amount) of this Note then outstanding plus accrued and unpaid Interest on such amount (any such amount described in clauses (x) or (y) which exceeds the applicable Installment Amount, an "Accelerated Amount"). In order for the Company to exercise any Accelerated Payment Option, (1) the applicable Accelerated Amount shall be added to the Installment Amount to be paid to the Holder in any Company Redemption and/or Company Conversion on the applicable Installment Date pursuant to this Section 8 and (2) Vasogen shall issue the appropriate number of Accelerated Payment
Options Warrants on the applicable Installment Date. If the Company exercises any such Accelerated Payment Option, the applicable Company Installment Notice delivered to the holders of the Notes pursuant to Section 8(a) shall also state that (1) the Company is exercising the Accelerated Payment Option and describe the basis on which the Company is making such exercise, (2) state the aggregate Accelerated Amount that shall be paid to the holders of all Notes on the Installment Date and (3) state the number of Accelerated Payment Option Warrants Vasogen anticipates issuing to the Holder on the applicable Installment Date. Each Accelerated Amount shall be deducted from the Installment Amounts to be paid on the last scheduled Installment Date hereunder.

         (e) Pro Rata Acceleration Requirement. If the Company elects to exercise the Accelerated Payment Option pursuant to Section 8(d), then it must simultaneously take the same action (and in the same proportion of the Accelerated Amount) with respect to the Other Notes.

      (9) COMPANY'S RIGHT OF MANDATORY REDEMPTION/CONVERSION.

         (a) Mandatory Redemption/Conversion. If at any time from and after the first (1st) anniversary of the Issuance Date (the "Mandatory Redemption/Conversion Eligibility Date"), (i) the Weighted Average Price of the Common Shares exceeds 175% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the Mandatory Redemption/Conversion Eligibility Date (the "Mandatory Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the Mandatory Redemption/Conversion Notice Date (as defined below) through and including the Mandatory Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any Mandatory Conversion, the Company shall have the right, provided the Mandatory Redemption/Conversion is met on and as of the Mandatory Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Redemption") and/or (ii) require the conversion of all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Conversion"). The portion of this Note subject to redemption pursuant to this Section 9 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed on the Mandatory Redemption/Conversion Date plus any accrued and unpaid Interest thereon through the Mandatory Redemption/Conversion Date (the "Mandatory Redemption Price"). The Company may exercise its right to require a Mandatory Redemption and/or a Mandatory Conversion under this Section 9(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "Mandatory Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "Mandatory Redemption/Conversion Notice Date") and each Mandatory
Redemption/Conversion Notice shall be irrevocable. The Mandatory Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "Mandatory Redemption/Conversion Amount") which the Company has elected to be subject to Mandatory Redemption and/or Mandatory Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount that the Company is requiring to be converted pursuant to a Mandatory Conversion, (the "Mandatory Conversion
Amount"), (3) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount which the Company elects to redeem pursuant to a Mandatory Redemption (the "Mandatory Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the Mandatory Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the Mandatory Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the Mandatory Redemption/Conversion Notice and (6) the date on which the Mandatory Redemption and/or Mandatory Conversion shall occur (the "Mandatory Redemption/Conversion Date") which date shall be (x) in connection with any Mandatory Redemption not less than ten (10) Trading Days nor more than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date and (y) in connection with any Mandatory Conversion not less than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem and/or convert a Conversion

Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Mandatory Redemption/Conversion Notice Date. The Company may not effect more than one Mandatory Redemption and/or Mandatory Conversion during any consecutive thirty
(30) day period. All Conversion Amounts converted by the Holder after the Mandatory Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the Mandatory Redemption/Conversion Date. Mandatory Conversions made pursuant to this Section 9 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c) to (I) the Installment Amount shall be deemed to refer to the Mandatory Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the Mandatory Conversion, (III) the Company Conversion Amount shall be deemed to refer to the Mandatory Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the Mandatory Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price, (VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. Mandatory Redemptions made pursuant to this Section 9 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of
(i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 9(a), multiplied by
(ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "Redemption/Conversion Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata Redemption/Conversion Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Redemption/Conversion Allocation Percentage and Pro Rata Redemption/Conversion Amount.

      (10) COMPANY'S RIGHT OF REDEMPTION/CONVERSION OF THE LETTER OF CREDIT AMOUNT.

         (a) Letter of Credit Amount Redemption. If at any time from and after the Issuance Date (the "LC Conversion Eligibility Date"), (i) the Weighted Average Price of
the Common Shares exceeds 150% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the LC Conversion Eligibility Date (the "LC Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the LC Redemption/Conversion Notice Date (as defined below) through and including the LC Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any LC Conversion, the Company shall have the right, provided the LC Redemption/Conversion Condition is met on and as of the LC Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of a principal amount of this Note then outstanding that is not in excess of the Letter of Credit Amount (the "Available Conversion Amount") (such redemption, an "LC Redemption") and/or (ii) require the conversion of all or any portion of such amount (an "LC Conversion"). The portion of this Note subject to redemption pursuant to this Section 10 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed plus any accrued and unpaid Interest thereon through the LC Redemption/Conversion Date (the "LC Redemption Price"). The Company may exercise its right to require an LC Redemption and/or an LC Conversion under this Section 10(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "LC Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "LC Redemption/Conversion Notice Date") and each LC Redemption/Conversion Notice shall be irrevocable. The LC Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "LC Redemption/Conversion Amount") which the Company has elected to be subject to an LC Redemption and/or an LC Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the portion, if any, of the
Available Conversion Amount that the Company is requiring to be converted pursuant to an LC Conversion, (the "LC Conversion Amount"), (3) the portion, if any, of the Available Conversion Amount which the Company elects to redeem pursuant to an LC Redemption (the "LC Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the LC Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the LC Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the LC Redemption/Conversion Notice and (6) the date on which the LC Redemption and/or LC Conversion shall occur (the "LC Redemption/Conversion Date") which date shall be (x) in connection with any LC Redemption not less than fifteen (15) Trading Days nor more than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date and (y) in connection with any LC Conversion not less than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem any aggregate Conversion Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the fifteen (15) consecutive Trading Day period ending on the Trading Day immediately preceding the LC Redemption/Conversion Notice Date. The Company may not effect more than one LC Redemption and/or LC Conversion during any consecutive thirty (30) day period. All Conversion Amounts converted by the Holder after the LC Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the LC Redemption/Conversion Date. LC Conversions made pursuant to this Section 10 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c)
to (I) the Installment Amount shall be deemed to refer to the LC Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the LC Conversion, (III) the Company Conversion Amount shall be deemed to refer to the LC Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the LC Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price,
(VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. LC Redemptions made pursuant to this Section 10 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause an LC Redemption and/or LC Conversion pursuant to Section 10(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a LC Redemption and/or LC Conversion pursuant to
Section 10(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 10(a), multiplied by (ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "LC Amount Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata LC Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's LC Amount Allocation Percentage and Pro Rata LC Amount.

      (11) GUARANTY. Vasogen and Vasogen, Corp. shall guarantee the obligations under this Note and the Other Notes to the extent and in the manner set forth in the Guarantees (as defined in the Securities Purchase Agreement).

      (12) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

      (13) AUTHORIZED SHARES.

         (a) Reservation. Vasogen shall have sufficient authorized and unissued Common Shares for each of the Notes equal to the number of Common Shares necessary to effect the conversion at the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, Vasogen shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes, the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Common Shares so available be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "Required Amount").

         (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding Vasogen does not have a sufficient number of authorized and unissued Common Shares to satisfy its obligation to have available for issuance upon conversion of the Notes at least a number of Common Shares equal to the Required Amount (an "Authorized Share Failure"), then Vasogen shall as promptly as practicable take all action necessary to increase Vasogen's authorized Common Shares to an amount sufficient to allow Vasogen to have available the Required Amount for the Notes then outstanding.

      (14) HOLDER'S REDEMPTIONS.

         (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Trading Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with
Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to be paid in cash to the Holder concurrently with the consummation of such Change of Control if such notice is received at least five
(5) Trading Days prior to the consummation of such Change of Control and within five (5) Trading Days after the Company's receipt of such notice otherwise (the "Change of Control Redemption Date"). The Company shall deliver the Mandatory Redemption Price to the Holder on the Mandatory Redemption/Conversion Date. The Company shall deliver the LC Redemption Price to the Holder on the LC Redemption/Conversion Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to, by providing written notice to the Company, require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price has not been paid. Upon the Company's receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 20(d)) to the Holder representing such Conversion Amount.

         (b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) (each, an "Other Redemption Notice"), the Company shall immediately, but no later than one (1) Trading Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Trading Day period beginning on and including the date which is three (3) Trading Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three (3) Trading Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Trading Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Trading Day period.

      (15) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as provided by law, the Canada Business Corporations Act and as expressly provided in this Note.

      (16) COVENANTS.

         (a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) neither Vasogen nor any of its Subsidiaries shall incur Indebtedness that is senior to the Notes or the Guarantees as applicable.

         (b) Incurrence of Indebtedness. So long as this Note is outstanding, Vasogen shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and
(ii) Permitted Indebtedness.

         (c) Existence of Liens. So long as this Note is outstanding, Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by Vasogen or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens.

         (d) Restricted Payments. Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

         (e) Net Cash Balance Test. If the ACCLAIM trial fails to meet its primary endpoint, then, beginning on September 1, 2006 until the earlier of (x) the Maturity Date or (y) such time as the Notes have been otherwise converted or redeemed in full, Vasogen and the Company, on a consolidated basis, shall maintain, at all times, a Net Cash Balance equal to or exceeding the applicable Net Cash Balance Threshold (the "Net Cash Balance Test").

            (i) On any date (or within four (4) Business Days thereafter) on which the Net Cash Balance Test is not satisfied (a "Failure Date"), Vasogen shall publicly disclose (on a Current Report on Form 6-K or otherwise and through analogous legal disclosure means under Canadian securities laws) the fact that Vasogen has failed to satisfy the Net Cash Balance Test. On the date of any such disclosure, Vasogen shall also provide to the Holder a certification, executed on behalf of Vasogen by the Chief Financial Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, as to the amount of the Net Cash Balance as of the Failure Date and disclose such amount in the Current Report on Form 6-K.

            (ii) Vasogen shall announce its operating results (the "Operating Results") for each Fiscal Quarter no later than the forty-fifth (45th) day after the end of each Fiscal Quarter or, with respect to the last Fiscal Quarter, the ninetieth (90th) day after such quarter (the "Announcement Date") and, in the event Vasogen shall have satisfied the Net Cash Balance Test at all times during such Fiscal Quarter, such announcement shall include a statement to the effect that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter; provided, however, that in the event Vasogen is delayed in announcing its Operating Results for any Fiscal Quarter, on the Announcement Date Vasogen shall, in lieu of the foregoing, (A) make a statement to the effect that it has complied with all of its covenants under the Notes, including, without limitation, the Net Cash Balance Test and (B) provide to the holders of Notes a certification, in accordance with terms of the next sentence, certifying the same. On the Announcement Date, Vasogen shall also provide to the holders of Notes a certification, executed on behalf of Vasogen by the Chief Financial
Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, certifying that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter.

      (17) RIGHTS UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if Vasogen shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Note, then, in each such case any Conversion Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Conversion Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by Vasogen's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date (but such fraction shall not be greater than one); provided, however, that in no event shall the Conversion Price be reduced pursuant to this Section 17 with respect to any portion of a Distribution for which the Conversion Price is also being reduced pursuant to any of the provisions of Section 7 hereof in respect of the same portion of such Distribution.

      (18) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. Any change or amendment so approved shall be binding upon all existing and future holders of this Note and any Other Notes; provided, however, that no such change, amendment, alteration or amendment, as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the Interest Rate, extend the time for payment of Interest or change the manner or rate of accrual of Interest on the Notes, (ii) reduce the amount of Principal, or extend the Maturity Date, of the Notes, (iii) make any change that impairs or adversely affects the conversion rights of the Notes, (iv) impair the right of any holder of Notes to receive payment of principal or Interest or other payments due under the Notes, if any, on or after the due dates therefor; or (v) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 18.

      (19) TRANSFER. This Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement; provided, that the Holder may not transfer any outstanding Principal and accrued and unpaid Interest of this Note, in part, to the extent such Principal and Interest is less than the lesser of (a) $2,000,000 and (b) the remaining outstanding Principal and accrued and unpaid Interest of this Note; provided, further, however, that any transferee of all or any portion of this Note agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Note that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to Vasogen the representations and warranties made by the Purchaser in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, assignment or transfer pursuant to this Section 19, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      (20) REISSUANCE OF THIS NOTE.

         (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 20(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with
Section 20(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

         (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal.

         (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 20(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

         (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 20(a) or Section 20(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes),
(iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest on the Principal of this Note, from the Issuance Date.

      (21) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      (22) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

      (23) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

      (24) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

      (25) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Weighted Average Price or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      (26) NOTICES; CURRENCY; TAXES; PAYMENTS.

         (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven (7) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

         (b) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Note, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

         (c) Taxes.

            (i) Any and all payments made by the Company hereunder, including any amounts received on a conversion or redemption of the Note and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 26(c)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 26(c) shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.

         (d) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Buyer Schedule attached to the Purchase Agreements); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Trading Day, the same shall instead be due on the next succeeding day which is a Trading Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.

      (27) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

      (28) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices otherwise required pursuant to applicable law in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

      (29) GOVERNING LAW; JURISDICTION; JURY TRIAL. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY

HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      (30) JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 30 referred to as the "Judgment Currency") an amount due in US dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 30(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 30(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

      (31) MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      (32) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

         (a) "Accelerated Payment Option Warrants" means warrants exercisable for a number of Common Shares equal to 65% of the quotient of (x) the Accelerated Amount being paid pursuant to Section 8 minus accrued and unpaid Interest included in such amount divided by (y) the Conversion Price on the applicable Installment Date, rounded up to the nearest whole Common Share. Such warrants shall be in substantially the form of the Warrant attached as Exhibit B to the Securities Purchase Agreement, except that the expiration date of such warrants shall be five (5) years from the issuance date thereof. The exercise price of the Accelerated Payment Option Warrants shall be the same as the Conversion Price then in effect; provided, however, that if on the applicable Installment Date on which such warrants are issued the Weighted Average Price of the Common Shares is greater than the Conversion Price that would become the exercise price of the Accelerated Payment Option Warrants, (i) the Company shall pay to the Purchasers, in Common Shares within three (3) Trading Days of the applicable Installment Date or, at the option of the Company, in cash, the product of (A) the difference between (1) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) Trading Days ending on the Trading Day immediately prior to the applicable Installment Date (the "Exercise Price Measuring Period") and (2) such Conversion Price and (B) the number of Common Shares for which such Accelerated Payment Option Warrants are exercisable (such product, the "Adjustment Amount") and (ii) the exercise price for such Accelerated Payment Option Warrants will be adjusted to equal such arithmetic average of the Weighted Average Price of the Common Shares during the Exercise Price Measuring Period. In the event the Company shall pay the Adjustment Amount in Common Shares, the number of Common Shares to be delivered shall be equal to the quotient of the Adjustment Amount divided by the Company Conversion Price for the applicable Installment Date, rounded up to the nearest whole Common Share; provided, however that the Company shall not be entitled to pay the Adjustment Amount in Common Shares if the Equity Conditions are not satisfied.

         (b) "Adjusted Conversion Price" means, as of any date of determination, the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Conversion Date.

         (c) "Approved Share Plan" means any employee benefit plan which has been approved by the Board of Directors of Vasogen, pursuant to which Vasogen's securities may be issued to any employee, consultant, officer or director in connection with services provided or to be provided to Vasogen or any Subsidiary thereof.

         (d) "Bloomberg" means Bloomberg Financial Markets.

         (e) "Canadian Prospectus" shall have the meaning set forth in the Registration Rights Agreement.

         (f) "Change of Control" means any  Fundamental  Transaction  other than
(A) any reorganization, recapitalization or reclassification of the Common Shares in which holders of Vasogen's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or Vasogen.

         (g)  "Change  of Control  Conversion  Price"  means,  as of any date of determination, that price which shall be computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the ten (10) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such period, the "Change of Control Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Change of Control Measuring Period shall yield a price that is less than $1.00, then the Change of Control Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Change of Control Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable date using the Change of Control Conversion Price as calculated pursuant to the foregoing sentence, then the Change of Control Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such price, the "Adjusted Change of Control Conversion Price").

         (h) "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

         (i) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of Vasogen or issuable upon conversion or exercise, as applicable, of the Notes and the Warrants.

         (j) "Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and
(ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Installment Date (such period, the "Company Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Company Conversion Measuring Period shall yield a price that is less than $1.00, then the Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Company Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on an Installment Settlement Date using the Company
Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Company Conversion Price"), then the Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the

Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Company Conversion Price").

         (k) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

         (l) "Conversion Share Ratio" means, as to any applicable date of determination, the quotient of (i) the number of Pre-Installment Conversion Shares or Pre-Maturity Conversion Shares, as applicable, delivered in connection with an Installment Date or the Maturity Date, as applicable divided by (ii) the number of Post-Installment Conversion Shares or Post Maturity Conversion Shares, as applicable, relating to such Installment Settlement Date or Maturity Settlement Date, as the case may be.

         (m) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (n) "Effectiveness Time" means January 20, 2006.

         (o) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc. or the American Stock Exchange.

         (p) "Equity Conditions" means that each of the following conditions is satisfied: (i) either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and a Grace Period (as defined in the Registration Rights Agreement) shall not be in progress or (y) all Common Shares issuable upon conversion or redemption of the Notes and payment of Installment Amounts shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws and such shares shall be freely tradable on both the NASDAQ and the TSX, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (ii) the Common Shares are designated for quotation or listed on both of the Principal Markets and shall not have been suspended from trading on either of such exchanges or markets (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by Vasogen or the Company) nor shall delisting or suspension by either of such exchanges or markets have been threatened or pending either (A) in writing by such exchanges or markets or (B) by falling below the minimum listing maintenance requirements of such exchanges or markets; provided, however, that no threatened or pending delisting or suspension that has been publicly announced and which shall not occur within one (1) month of the applicable date of determination shall be considered when determining whether the Company has satisfied the condition set forth in this clause (ii); (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination (or such lesser period of time since the Issuance Date), Vasogen shall have delivered Conversion Shares upon conversion of the Notes and Warrant Shares upon exercise of the Warrants to the holders on a timely basis as set forth in Section 3(c)(ii) hereof (and analogous provisions under the Other Notes) and Sections 1(c) of the Warrants, unless such failure to deliver shall have occurred only once and shall have been remedied by Vasogen with three (3) Business Days; (iv) any applicable Common Shares to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules and regulations of the Principal Markets; (v) on each day during the period beginning three (3) months prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), the Company (or Vasogen if any such payment was due in Common Shares) shall not have failed to timely make any payments within five (5) Trading Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, rejected publicly by the board of directors (or similar governing body) of Vasogen or the Company, as applicable, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) neither Vasogen nor the Company shall have any knowledge of any fact (other than facts relating exclusively to the Holder that would require updating of the Selling Shareholders or Plan of Distribution section of the Registration Statement) that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any Common Shares issuable upon conversion or redemption of the Notes or payment of Installment Amounts not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (viii) Vasogen and the Company shall be in material compliance with and shall not be in breach of any material provision or covenant, and shall not have breached, as of the Closing Date, any representation or warranty contained in any Transaction Document; and (ix) at the applicable date of determination, Vasogen is not Insolvent (as defined in the Securities Purchase Agreement).

         (q) "Equity Conditions Failure" means that during any period commencing with (i) the delivery of the Company Installment Notice through the applicable Installment Date or Installment Settlement Date, as applicable, or (ii) the delivery of the Maturity Election Notice through the Maturity Settlement Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

         (r) "Exchange Cap Limitation Shares" means (i) with respect to any conversion required pursuant to a Conversion Notice, a number of Common Shares equal to the quotient of the Conversion Amount set forth in such Conversion Notice divided by the Conversion Price and (ii) with respect to any Company Conversion, Mandatory Conversion or LC Conversion, a number of Common Shares equal to the quotient of the Conversion Amount subject to conversion divided by the applicable Unadjusted Company Conversion Price or the applicable Unadjusted Mandatory Conversion Price.

         (s) "Excluded  Securities"  means any Common Shares issued or issuable:
(i) in connection with any Approved Share Plan; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) pursuant to a bona fide firm commitment underwritten public offering which generates gross proceeds to the Company of at least $50,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); (iv) in connection with any strategic acquisition or strategic transaction, including a licensing partnership, development or marketing agreement, whether through an acquisition of shares or a merger of any business, assets or technologies, the primary purpose of which is not to raise equity capital; and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date and have been disclosed in Schedule 3(r) to the Securities Purchase Agreement, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.

         (t) "FDA Approval" means the pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in treatment of chronic heart failure.

         (u) "Fiscal Quarter" means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company's fiscal year that ends on November 30, or such other fiscal quarter adopted by the Company for financial reporting purposes in accordance with GAAP.

         (v) "Fundamental Transaction" means that the Company shall no longer be a wholly-owned subsidiary of Vasogen or that the Company or Vasogen shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or Vasogen, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Vasogen or Vasogen and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or Vasogen or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in Vasogen's industry for such type of transactions and where the board of directors of Vasogen determines, in good faith, that Vasogen shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or
(iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify the Common Shares.

         (w) "GAAP" means Canadian generally accepted accounting principles, consistently applied, as in effect on the Issuance Date.

         (x) "Holder Pro Rata Amount" means a fraction (i) the numerator of which is the Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate principal amount of all Notes issued to the initial purchasers pursuant to the Purchase Agreements on the Closing Date.

         (y) "Indebtedness" of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above. References to Indebtedness of the Company or Vasogen shall mean Indebtedness on a consolidated basis.

         (z) "Initial Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the Installment Date (such period, the "Initial Company Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Company Measuring Period shall yield a price that is less than $1.00, then the Initial Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Company Measuring Period (the "Unadjusted Initial Company Conversion Price"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap, the Company is unable to issue Common Shares on an Installment Date using the Initial Company Conversion Price as calculated pursuant to the foregoing sentence to determine the number of Common Shares to be issued to the Holder as payment of any Company Conversion Amount on any Installment Date, then the Initial Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the applicable Installment Date.

         (aa) "Initial Mandatory Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the third (3rd) Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date using the Initial Mandatory Conversion Price as calculated pursuant to the foregoing sentence, then the Initial Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date.

         (bb) "Initial Maturity Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the Maturity Date (such period, the "Initial Maturity Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Maturity Measuring Period shall yield a price that is less than $1.00, then the Initial Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Maturity Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Date using the Initial Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Date.

         (cc) "Installment Amount" means, as to the initial Installment Date (and, unless otherwise required herein, such amount shall be the Installment Amount to be paid on each subsequent Installment Date), an amount equal to the lesser of (i) (A) the quotient of (x) the aggregate outstanding Principal of this Note divided by (y) the number of whole months from such Installment Date through the Maturity Date and (ii) the Principal amount outstanding under the Note, in each case, plus any accrued and unpaid interest on such amount, as any such Installment Amount may be reduced pursuant to the terms of this Note, whether upon conversion, redemption or otherwise; provided that, for any scheduled Installment Date following the date on which the Maturity Date is extended to October 7, 2010, the Installment Amount shall be recalculated pursuant to the formula in clause (i) using such new Maturity Date and such amount shall be the Installment Amount to be paid on such Installment Date and on each subsequent Installment Date. For any Installment Date on which an Accelerated Amount is to be paid, such Accelerated Amount shall be added to, and considered part of, the applicable Installment Amount.

         (dd) "Installment Balance Conversion Shares" means, for any Installment Date, a number of Common Shares equal to (i) the Post-Installment Conversion Shares for such date minus (ii) the amount of any Pre-Installment Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Installment Conversion Shares exceeds the Post-Installment Conversion Shares for such date (such excess, the "Installment Conversion Shares Excess"), the outstanding Principal under this Note shall be reduced by the product of (x) the Installment Conversion Share Excess and (y) the Company Conversion Price and the Installment Balance Conversion Shares shall equal zero (0).

         (ee) "Installment Date" means, initially, the first (1st) day of the calendar month following the month during which the Canadian Prospectus has become effective and, thereafter, the first (1st) day of each calendar month prior to the Maturity Date.

         (ff) "Interest Principal Amount" means, for any date of determination, the amount equal to (i) the outstanding Principal of this Note on such date minus (ii) the Letter of Credit Amount on such date.

         (gg) "Letter of Credit Amount" means the Holder's Pro Rata Amount of the amount of the letter of credit (the "Letter of Credit") issued in favor of the LC Agent (as defined in the Securities Purchase Agreement), which amount shall initially be $10,000,000, which amount may be reduced pursuant to Section 4(q) of the Securities Purchase Agreement.

         (hh)   "Mandatory   Conversion   Price"  means,   as  of  any  date  of
determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be (such period, the "Mandatory Conversion Measuring Period"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Installment Settlement Date pursuant to Section 8(c) using the Mandatory Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Mandatory Conversion Price"), then the Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Mandatory Conversion Price").

         (ii) "Maturity Balance Conversion Shares" means a number of Common Shares equal to (i) the Post-Maturity Conversion Shares for such date minus (ii) the amount of any Pre-Maturity Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Maturity Conversion Shares exceeds the Post-Maturity Conversion Shares for such date (such excess, the "Maturity Conversion Shares Excess"), then the Maturity Balance Conversion Shares shall equal zero (0).

         (jj) "Maturity Conversion Price" means that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days beginning on the Trading Day immediately following the Maturity Date (such period, the "Maturity Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Maturity Conversion Measuring Period shall yield a price that is less than $1.00, then the Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Maturity Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Settlement Date using the Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Settlement Date.

         (kk) "Maturity Date" means October 7, 2007; provided that such date shall be extended to October 7, 2010 in the event that the FDA Approval is granted; provided, however, that the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date; provided, further, that such date shall be shortened by the number of months equal to the quotient of (A) any Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount) paid on any Installment Date hereunder divided by (B) the applicable Installment Amount paid on the Installment Date related to such Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount and less any Accelerated Amount that would otherwise be included therein) on the Installment Date related to such Accelerated Amount, rounded down to the nearest whole number.

         (ll) "NASDAQ" means whichever of the Nasdaq National Market or The Nasdaq SmallCap Market on which the Common Shares are traded.

         (mm) "Net Cash Balance" means, at any date, (i) an amount equal to the aggregate amount of cash, cash equivalents (including cash collateralizing the Letter of Credit and not including other restricted cash) and marketable securities, consisting of corporate bonds, commercial paper and medium-term notes, as shown or reflected in the notes to Vasogen's consolidated balance sheet as at such date minus (ii) the unpaid principal balance of any Indebtedness for borrowed money (excluding Indebtedness under the Notes).

         (nn) "Net Cash Balance Threshold" means, for any date of determination, an amount equal to 110% of the outstanding aggregate Principal amount of the Notes on such date.

         (oo) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (pp) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security are quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (qq) "Permitted Indebtedness" means (i) Indebtedness incurred by the Company, Vasogen or their Subsidiaries that is pari passu with, or is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note (any such subordination to be reflected in a written agreement acceptable to the Required Holders and approved by the Required Holders in writing) and which Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later, (ii) Indebtedness secured by Permitted Liens, (iii) Indebtedness to trade creditors incurred in the ordinary course of business,
(iv) intercompany Indebtedness amongst the Company, Vasogen and their respective Subsidiaries which Indebtedness is subordinate in right of payment to the Indebtedness evidenced by this Note and (v) Indebtedness the proceeds of which are used to redeem, repay or otherwise retire the Notes, in whole or in part; provided that in the event such Indebtedness is not used to redeem, repay or retire the Notes in full, such Indebtedness shall rank junior to the Notes in accordance with Section 16(a).

         (rr) "Permitted Liens" means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and (iv) Liens (A) upon or in any equipment, inventory or other assets acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment, inventory or other assets or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment, inventory or other assets at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, inventory or other assets.

         (ss) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (tt) "Post-Installment Conversion Shares" means, for any Installment Date, that number of Common Shares equal to the applicable Company Conversion Amount for such Installment Date divided by the Company Conversion Price (without taking into account the delivery of any Pre-Installment Conversion Shares), rounded up to the nearest whole Common Share.

         (uu) "Post-Maturity Conversion Shares" means that number of Common Shares equal to the outstanding Principal on the Maturity Date divided by the Maturity Conversion Price (without taking into account the delivery of any Pre-Maturity Conversion Shares), rounded up to the nearest whole Common Share.

         (vv) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (ww) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Subscription Date, by and among the Company, Vasogen, Vasogen, Corp. and the initial holders of the Other Notes.

         (xx) "Redemption Notices" means, collectively, the Event of Default Redemption Notices, Change of Control Redemption Notices, any Company Installment Notices (in the event a Company Redemption is elected in any such notices), Mandatory Redemption/Conversion Notices (in the event a Mandatory Redemption is elected in any such notices) and LC Redemption/Conversion Notices (in the event an LC Redemption is elected in any such notice) and, each of the foregoing, individually, a Redemption Notice.

         (yy) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (vi) and (ix) - (xiii), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vii) - (viii), 100%.

         (zz) "Redemption Prices" means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, any Company Installment Redemption Price (in the event a Company Redemption is elected with respect to any Installment Date), Mandatory Redemption Price and LC Redemption Price and, each of the foregoing, individually, a Redemption Price.

         (aaa) "Registration Rights Agreement" means that certain registration rights agreement dated as of the Subscription Date by and among Vasogen and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Shares issuable upon conversion of the Notes and exercise of the Warrants.

         (bbb)  "Required  Holders" means the holders of Notes  representing  at
least  a  majority  of  the  aggregate   principal  amount  of  the  Notes  then
outstanding.

         (ccc) "SEC" means the United States Securities and Exchange Commission.

         (ddd) "Securities Purchase Agreement" means that certain securities purchase agreement dated as of the Subscription Date by and among the Company, Vasogen, Vasogen, Corp. and the initial Holder of this Note pursuant to which the Company issued this Note.

         (eee) "Subscription Date" means October 7, 2005.

         (fff) "Successor Entity" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (ggg) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (hhh) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Note.

         (iii) "TSX" means the Toronto Stock Exchange.

         (jjj) "Trading Day" means any day on which the Common Shares is traded on the Principal Markets, or, if the Principal Markets are not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that "Trading Day" shall not include any day on which the Common Shares is scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on any such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

         (kkk) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (lll) "Warrants" has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

         (mmm) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 25. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      (33) VASOGEN'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of Vasogen to issue Common Shares to the Holder's account with DTC so long as Vasogen has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), Vasogen shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

      (34) DISCLOSURE. Upon receipt or delivery by the Company or Vasogen of any notice in accordance with the terms of this Note, unless Vasogen has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries, Vasogen shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 6-K or otherwise and through analogous legal disclosure in accordance with Canadian securities laws. In the event that Vasogen believes that a notice contains material, nonpublic information, relating to Vasogen or its Subsidiaries, Vasogen shall indicate to such Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

SIGNED,  SEALED AND DELIVERED BY
KEVIN  DONOVAN AS A DEED FOR AND
ON  BEHALF  OF  VASOGEN  IRELAND
LIMITED  PURSUANT  TO A POWER OF
ATTORNEY
                                        ----------------------------------------



Signature of Witness:
                     -------------------------

Name:
     -----------------------------------------

Address:
        --------------------------------------

Occupation:
           -----------------------------------



ACKNOWLEDGED AND AGREED:

VASOGEN INC.


By:
    ------------------------------------------
        Name:

        Title:

        Address:

                                    EXHIBIT I


                                VASOGEN INC. AND
                             VASOGEN IRELAND LIMITED


                              TREASURY INSTRUCTIONS


                                      * * *

        Instruction for electronic delivery of unrestricted shares (DWAC)

Vasogen Inc. (the "Parent") hereby instructs Mellon Investor Services LLC (the "Co-Transfer Agent") to issue the amount of Common Shares of the Parent, without par value (the "Common Shares") to the holder set forth below. Such Common Shares are to be issued without any restrictive legends. The Parent advises the Co-Transfer Agent that such Common Shares are fully paid and non-assessable. The Parent hereby instructs the Co-Transfer Agent to issue such Common Shares from the Common Shares reserved for the conversion of Senior Convertible Notes (Reserve #19) as follows:

Note Number (Broker's reference number):
                                               ---------------------------------
Number of Common Shares to be issued:
                                               ---------------------------------
DTC Broker/Participant Number:
                                               ---------------------------------
Brokerage account number:
                                               ---------------------------------


                                               VASOGEN INC.


                                               By:
                                                  ------------------------------
                                                   Name:
                                                   Title:


Note to Parent: If this "Instruction for electronic delivery of unrestricted shares (DWAC)" is filled out, then (i) the "Instruction for physical issuance of restricted/unrestricted shares" below should be left blank and (ii) a copy of this instruction should be provided by the Parent to the broker to request delivery of the shares. The Parent shall provide a copy of the instruction to the broker at the contact information contained in the DTC Brokerage Account Information Form.

                                      * * *

       Instruction for physical issuance of restricted/unrestricted shares

The Parent hereby instructs CIBC Mellon Trust Company (the "Transfer Agent") to issue the amount of Common Shares set forth above to the holder indicated below. The Parent advises the Transfer Agent that such Common Shares are fully paid and non-assessable. The Parent hereby instructs the Transfer Agent to issue such Common Shares as indicated below:

      |_|   Such Common Shares are to be issued without any restrictive legends.

      |_| Such Common Shares are to be issued with the following restrictive legend:

            THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT; (B) TO THE COMPANY, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS OR
            (D) WITHIN THE UNITED STATES (1) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS PROVIDED THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER, WITH REASONABLE ASSURANCE THAT SUCH SECURITIES MAY BE SO OFFERED, SOLD OR TRANSFERRED IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

      |_| Such Common Shares are to be issued with the following restrictive legend:

            UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THE SECURITIES IN CANADA BEFORE
            [         ], 2006.


                                               VASOGEN INC.


                                               By:
                                                  ------------------------------
                                                   Name:
                                                   Title:

                                     * * * *

                                Conversion Notice

Reference is made to the Senior Convertible Note (the "Note") issued to the undersigned by Vasogen Ireland Limited (the "Company"). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into Common Shares of Vasogen Inc. (the "Parent") as of the date specified below.

The undersigned holder hereby represents and warrants to the Parent and the Company that after giving effect to the conversion of the Note contemplated by this Conversion Notice and Treasury Instruction, such holder will not be in violation of the beneficial ownership limits specified in Section 3(d) of the Note, as increased or decreased pursuant to terms contained therein.

The following box is to be checked by the undersigned holder if such holder is an "accredited investor" as that term is defined in the National Instrument 45-106, Prospectus and Registration Exemptions: |_|

The following box is to be checked by the undersigned holder if such holder agrees with following statement: |_|

      The undersigned holder hereby represents and warrants to the Parent and the Company that such holder is a Qualified Institutional Buyer (as such term is defined in Rule 144A under the Securities Act of 1933, as amended (the "1933 Act")), and covenants to the Parent and the Company that such holder will offer or sell such Common Shares only pursuant to an effective registration statement or pursuant to Rule 904 or Rule 144 under the 1933 Act and that such holder will not be an affiliate (as such term is defined in Rule 144 under the 1933 Act) of the Parent or the Company at the time of any such offer or sale of such Common Shares pursuant to Rule 904 under the 1933 Act by such holder.

      Note Number:
                   -------------------------------------------------------------

      Date of Conversion:
                          ------------------------------------------------------

      Aggregate Conversion Amount to be converted:
                                                   -----------------------------

Please confirm the following information:

      Conversion Price:
                        --------------------------------------------------------

      Number of Common Shares to be issued:
                                            ------------------------------------

Please issue the Common Shares into which the Note is being converted in the following name and, if physical certificates are to be delivered, to the following address:

      Issue to:
                ----------------------------------------------------------------


                ----------------------------------------------------------------


                ----------------------------------------------------------------

      Facsimile Number:
                        --------------------------------------------------------

      Authorization:
                     -----------------------------------------------------------

            By:
                ----------------------------------------------------------------

               Title:
                      ----------------------------------------------------------

Dated:
       -------------------------------------------------------------------------



Information for electronic book entry transfer:

      DTC Broker/Participant Number:
                                           -------------------------------------

      Brokerage account number:
                                           -------------------------------------

      Broker Name:
                                           -------------------------------------

      Broker Address:
                                           -------------------------------------


                                           -------------------------------------

      Broker Telephone Number:
                                           -------------------------------------

      Broker Facsimile Number:
                                           -------------------------------------

      Broker e-mail address:
                                           -------------------------------------



                                      * * *

                                   Exhibit 6b

                      Senior Convertible Note - Amatis Ltd.

         (exhibits and schedules attached to Kings Road Investments Ltd.
                        Senior Convertible Note omitted)

                                 (see attached)

                            SENIOR CONVERTIBLE NOTE

THE COMPANY HAS NOT OFFERED OR SOLD, AND WILL NOT OFFER OR SELL, THIS NOTE IN IRELAND IN CIRCUMSTANCES THAT WOULD CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW (AS DEFINED IN THE INVESTMENT FUNDS, COMPANIES AND MISCELLANEOUS PROVISIONS ACT, 2005) OR AN INVITATION TO THE PUBLIC (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE AND NOTHING HEREIN CONTAINED SHALL BE CONSTRUED AS CONSTITUTING AN OFFER OF THIS NOTE TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW OR AN "INVITATION TO THE PUBLIC" (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE.

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT) (I) IN THE ABSENCE OF
(A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION THE HOLDER OF (A) THE SECURITIES REPRESENTED HEREBY WILL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE THE LATER OF: (I) FEBRUARY 8, 2006 AND (II) FOUR MONTHS AND A DAY AFTER THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA; AND (B) THE SECURITIES ISSUABLE UPON CONVERSION HEREOF SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 20(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

                            VASOGEN IRELAND LIMITED

                            SENIOR CONVERTIBLE NOTE


Issuance Date: October 7, 2005                        Principal: U.S. $8,000,000
                                                     Note Certificate Number A-2

      FOR VALUE RECEIVED, Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), hereby promises to pay to AMATIS LTD. or registered assigns ("Holder") the amount set out above as the Principal (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date, on any Installment Date with respect to the Installment Amount due on such Installment Date (each, as defined herein), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Interest Principal Amount at the rate of 6.45% per annum (the "Interest Rate"), from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon an Interest Date (as defined below), any Installment Date, the Maturity Date, acceleration, conversion, redemption or otherwise (in each case, in accordance with the terms hereof). This Senior Convertible Note (including all Senior Convertible Notes issued in exchange, transfer or replacement hereof, this "Note") is one of an issue of Senior Convertible Notes issued pursuant to the Purchase Agreements on the Closing Date (collectively, the "Notes" and such other Senior Convertible Notes, the "Other Notes"). Certain capitalized terms used herein are defined in Section 32.

      (1) PAYMENTS OF PRINCIPAL.

         (a) On each Installment Date the Company shall pay to the Holder an amount equal to the Installment Amount due on such Installment Date in accordance with Section 8. On the Maturity Date, the Holder shall surrender the Note to the Company and the Company shall pay to the Holder, (i) an amount in Common Shares, or, at the option of the Company, in cash, representing all outstanding Principal and (ii) an amount in cash equal to the accrued and unpaid Interest thereon; provided that Principal shall be payable in Common Shares on the Maturity Date if, and only if, there has been no Equity Conditions Failure. On or prior to the eighth (8th) Trading Day prior to the Maturity Date (the "Maturity Election Notice Due Date"), the Company shall deliver a written notice to the Holder (x) specifying whether the Principal shall be paid on the Maturity Date in Common Shares or cash and (y) if the Principal is to be paid in Common Shares, certifying that there has been no Equity Conditions Failure. Principal to be paid on the Maturity Date and on the Maturity Settlement Date (as defined below) in Common Shares shall be paid in a number of fully paid and nonassessable (rounded to the nearest whole share in accordance with Section 3(a)) Common Shares.

         (b) If the Company shall pay the Principal on the Maturity Date in Common Shares, then on the Maturity Date (i) (A) provided that Vasogen's transfer agent (the "Transfer Agent") is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction

Vasogen shall or shall cause the Transfer Agent to, credit a number of Common Shares equal to the quotient of the outstanding Principal due on such date divided by the Initial Maturity Conversion Price (the "Pre-Maturity Conversion Shares") to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the foregoing shall not apply, Vasogen shall issue and deliver, to the address set forth in the register maintained by Vasogen for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to Vasogen at least three (3) Trading Days prior to the Maturity Date, a certificate, registered in the name of the Holder or its designee, for the number of Pre-Maturity Conversion Shares to which the Holder shall be entitled and (ii) the Company shall pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid interest on such Principal. On the third (3rd) Trading Day immediately after the end of the Maturity Conversion Measuring Period (the "Maturity Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Common Shares, if any, equal to the Maturity Balance Conversion Shares. If an Event of Default or Equity Conditions Failure occurs during the Maturity Conversion Measuring Period, then, at the Holder's option, either (x) the Holder may require the Company to pay the Principal amount of the Note outstanding on the Maturity Date (including any Principal amount represented by Pre-Maturity Conversion Shares that shall be returned to the Company and which Principal amount shall be reduced to the extent any such Common Shares are not returned to the Company) in cash on the Maturity Settlement Date and, in conjunction with receipt of such cash payment, shall return any Pre-Maturity Conversion Shares delivered to the Holder which the Holder has not otherwise sold, transferred or disposed of or (y) the Company shall pay to the Holder in cash on the Maturity Settlement Date an amount equal to the difference between (1) the Principal outstanding on the Maturity Date minus (2) the product of (A) the Principal outstanding on the Maturity Date multiplied by (B) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (y), such amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Maturity Conversion Measuring Period.

         (c) No prepayment of Principal shall be permitted except as expressly provided herein.

      (2) INTEREST; INTEREST RATE. Interest on the applicable Interest Principal Amount of this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 360-day year comprised of twelve 30-day months and shall be payable on each Installment Date and on the Maturity Date (each an "Interest Date"). Interest shall be payable on each Interest Date in cash. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate. Upon the occurrence and during the continuance of an Event of Default, the Interest Rate shall be increased to twelve percent (12.0%) (the "Default Rate"). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default. Interest on overdue interest shall accrue at the same rate compounded quarterly.

      (3) CONVERSION OF NOTES. This Note shall be convertible into common shares of Vasogen Inc. ("Vasogen"), without par value (the "Common Shares"), on the terms and conditions set forth in this Section 3.

         (a) Conversion Right. Subject to the provisions of Section 3(d)(i), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Common Shares in accordance with
Section 3(c), at the Conversion Rate (as defined below). Vasogen shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, Vasogen shall round such fraction of a Common Share up to the nearest whole share.

         (b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (such number of shares, the "Conversion Rate").

            (i)  "Conversion  Amount"  means the portion of the  Principal to be
converted,   amortized,  redeemed  or  otherwise  with  respect  to  which  this determination is being made.

            (ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination a price equal to $3.00, subject to adjustment as provided herein.

         (c) Mechanics of Conversion.

            (i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date, the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., New York Time and transmit by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement, on the third (3rd) Trading Day prior to such date (a "Conversion Date"), a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to Vasogen and with a copy to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first
(1st) Trading Day following the date of receipt of a Conversion Notice, Vasogen and the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Transfer Agent. On or before the third
(3rd) Trading Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), (1) (x) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, Vasogen shall issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled and (2) the Company shall pay to the Holder in cash an amount equal to the accrued and unpaid Interest up to and including the Conversion Date on the Conversion Amount. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date. In the event of a partial conversion of this Note pursuant hereto, the principal amount converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the Conversion Notice.

            (ii) Failure to Timely Convert. If Vasogen shall fail to issue a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the Share Delivery Date (a "Conversion Failure"), then (A) the Company shall pay damages to the Holder for each day of such Conversion Failure in an amount equal to 1.5% of the product of (I) the number of Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Weighted Average Price of the Common Shares on the Share Delivery Date or (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, where the Holder has chosen not to void its Conversion Notice, if on or prior to the Share Delivery Date, Vasogen shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon such holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other reasonable out-of-pocket expenses, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point Vasogen's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly have Vasogen honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares times (B) the Weighted Average Price on the Conversion Date. In the event that (1) the Holder has chosen to void its Conversion Notice and (2) the Holder, prior to voiding such Conversion Notice, purchased (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three

(3) Trading Days after the Holder's request, pay cash to the Holder in an amount equal to the excess (if any) of (x) the Buy-In Price over the (y) the aggregate consideration received by the Holder in the sale of such Common Shares.

            (iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender. The Holder and the Company shall maintain records showing the Principal converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

            (iv) Pro Rata Conversion; Disputes. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and Vasogen can convert some, but not all, of such portions of the Notes submitted for conversion, subject to Section 3(d), the Company shall direct Vasogen to, and upon such direction Vasogen shall, convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Common Shares issuable to the Holder in connection with a conversion of this Note, Vasogen shall issue to the Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 25.

      (d) Limitations on Conversions.

            (i) Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such conversion; provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10. For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates and joint actors shall include the number of Common Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates or joint actors and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of Vasogen and the Company (including, without limitation, any Other Notes or warrants), which in each case are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this Section 3(d)(i), beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Section 3(d)(i), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (x) Vasogen's most recent Form 40-F or Form 6-K, as the case may be, (y) a more recent public announcement by Vasogen or (z) any other notice by the Company, Vasogen or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, Vasogen shall within two (2) Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of Vasogen and the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company and Vasogen, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and Vasogen, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes;
provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10 without regard to the Maximum Percentage as adjusted.

            (ii) Principal Market Regulation. Vasogen shall not be obligated to issue any Common Shares upon conversion, amortization or redemption of this Note, and the Holder of this Note shall not have the right to receive upon conversion, amortization or redemption of this Note any Common Shares (and only such Common Shares), if the issuance of such Common Shares would exceed the aggregate number of Common Shares which Vasogen may issue upon conversion, amortization or redemption, or exercise, as applicable, of the Notes and Warrants without breaching Vasogen's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company or Vasogen (A) obtains the approval of the Principal Market (in the case of the TSX) or Vasogen's shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no purchaser of the Notes pursuant to the Purchase Agreements (the "Purchasers") shall be issued in the aggregate, upon conversion or exercise, as applicable, of Notes or Warrants, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to such Purchaser pursuant to the applicable Purchase Agreement on the Closing Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Purchase Agreements on the Closing Date (with respect to each Purchaser, the "Exchange Cap Allocation"). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser's Notes, the transferee shall be allocated a pro rata portion of such Purchaser's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder's Notes into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap

Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder. For purposes of clarification, with respect to any Exchange Cap relating to the TSX, no holder of Notes shall be issued in the aggregate upon conversion (including pursuant to any Company Conversion, Mandatory Conversion or LC Conversion) of the Notes or exercise of the Warrants or upon payment of Principal on the Notes on the Maturity Date, any Common Shares at a discount to the market price (as defined for purposes of the TSX) at the time of issuance of such shares in excess of such holder's Exchange Cap Allocation.

         (e) Payment in Lieu of Conversion Above Exchange Cap Limitation. If at any time while this Note is outstanding, the Holder delivers a Conversion Notice, and as a result of the application of an Exchange Cap, Vasogen is unable to issue any Common Shares upon such conversion at the applicable Conversion Price, then the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall, deliver to the Holder on the Conversion Date a number of Common Shares equal to the quotient of the Conversion Amount stated in such Conversion Notice divided by the Adjusted Conversion Price (the "Adjusted Conversion Shares") and (ii) pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (A) the number of Exchange Cap Limitation Shares in connection with such conversion multiplied by (B) the excess (if any) of (1) such Adjusted Conversion Price over (2) the Conversion Price (the "Conversion Make-Whole"). Notwithstanding the foregoing, in the event that the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to honor the Holder's Conversion Notice by both the delivery of the Adjusted Conversion Shares and the payment of the Conversion Make-Whole in cash, then the Company shall pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (x) the number of Exchange Cap Limitation Shares and (y) the Adjusted Conversion Price (the "Exchange Cap Redemption Payment"). If the Company shall fail to deliver to the Holder the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment, as applicable, on or prior to the date such delivery and/or payment is due, the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice or for which the Holder has not received the Adjusted Conversion Shares and the Conversion Make-Whole or the Exchange Cap Redemption Payment, as applicable.

      (4) RIGHTS UPON EVENT OF DEFAULT.

         (a) Event of Default. Each of the following events shall constitute an "Event of Default":

            (i) the failure of (A) any Common Shares issued or issuable upon conversion, as part of any Installment Amount or as part of any Accelerated Amount to be freely tradable under Canadian law on the TSX (subject to any restrictions on disposition by the holder of a control block) on or after February 8, 2006, or, thereafter, the Common Shares of any holder of Notes shall cease to be freely tradable under Canadian law on the TSX and such lapse continues for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period or (B) the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is sixty (60) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order by the SEC) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of twenty (20) consecutive days or for more than an aggregate of forty (40) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

            (ii) the suspension from trading on all of the Eligible Markets on which the Common Shares are listed or failure of the Common Shares to be listed on at least one Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period;

            (iii) Vasogen's (A) failure to cure a Conversion Failure by delivery of the required number of Common Shares within ten (10) Trading Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Common Shares that is tendered in accordance with the provisions of the Notes;

            (iv) at any time following the tenth (10th) consecutive Trading Day that the number of Common Shares that are authorized for issuance to the Holder is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

            (v) the Company's failure (or Vasogen's failure if any such amounts are due in Common Shares) to pay to the Holder any amount of Principal
(including, without limitation, the Company's failure to pay any redemption or make-whole payments), Interest or other amounts when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreement), except, in the case of a failure to pay Interest or other amounts due under the Transaction Documents (other than Principal) when and as due, in which case only if such failure continues for a period of at least three (3) Trading Days;

            (vi) the occurrence of (A) any material default under any Indebtedness of Vasogen or any of its Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement) in an aggregate principal amount of $5,000,000 or greater or (B) any redemption of or acceleration prior to maturity of Indebtedness of Vasogen or any of its Subsidiaries in an aggregate principal amount of $5,000,000 or greater, in each case of (A) or (B) other than with respect to any Other Notes;

            (vii) Vasogen or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or any similar Federal, foreign or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, interim receiver, receiver and manager, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

            (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against Vasogen or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of Vasogen or any of its Subsidiaries or (C) orders the liquidation of Vasogen or any of its Subsidiaries;

            (ix) a final judgment or judgments for the payment of money aggregating in excess of $5,000,000 are rendered against Vasogen or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $5,000,000 amount set forth above so long as Vasogen provides the Holder a copy of its policy with such insurer or indemnity provider where such judgment is clearly covered by insurance or an indemnity and Vasogen will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

            (x) other than as set forth in item (xi) below, the Company, Vasogen or any Guarantor breaches in any material respect any representation, warranty, covenant or other term or condition of any Transaction Document, except, (A) in the case of a breach of a representation and warranty, such representation and warranty need only have been true and correct as of the Closing Date, and (B) in the case of breach of a covenant which is curable, only if such breach continues for a period of at least fifteen (15) consecutive Trading Days following the earlier of (A) the day on which the Company, Vasogen or such Guarantor becomes, or should have become, aware of such breach and (B) the day on which the Company or Vasogen receives written notice of such breach from the Holder or any holder of Other Notes;

            (xi) any breach or failure in any respect to comply with either of Sections 8 or 16 of this Note (including any failure to maintain the Net Cash Balance as required by Section 16(e)), except, in the case of a breach or failure to comply with Sections 16(b), (c) or (d), there shall be a one (1) time opportunity to cure a single breach or failure under one of such sections within three (3) Business Days after the date the Company knows or should have known of such breach or failure provided that such cure period does not exceed, in the aggregate, six (6) Business Days from the date of the occurrence of any such breach or failure;

            (xii) (A) any Guarantee at any time for any reason shall cease to be in full force and effect or shall cease to be enforceable in respect of its material terms or (B) any Guarantor shall assert that its Guarantee is invalid or unenforceable; or

            (xiii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

         (b) Redemption Right. Promptly after the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the Weighted Average Price of the Common Shares on the date immediately preceding such Event of Default (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. In the event of a partial redemption of this Note pursuant hereto, the Principal amount redeemed shall be deducted from the Installment Amounts relating to the applicable Installment Dates as set forth in the Event of Default Redemption Notice.

      (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

         (a) Assumption. Neither the Company nor Vasogen shall enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company and Vasogen, as applicable, under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the Interest Rates of the Notes held by such holder, having similar conversion rights as the Notes (specifying, without limitation, that such security is convertible into common shares of the Successor Entity) and having similar ranking to the Notes, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" and "Vasogen", as applicable, shall refer instead to the Successor Entity), and may exercise every right and power of the Company and Vasogen and shall assume all of the obligations of the Company and Vasogen under this Note with the same effect as if such Successor Entity had been named as the Company or Vasogen, as the case maybe, herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Note; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon conversion or redemption; provided, further, however, that no such election by the Holder shall be construed to require the conversion or redemption of this Note in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company or
Vasogen, as applicable, shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.

         (b) Redemption Right. No sooner than fifteen (15) days nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"). At any time during the period (the "Change of Control Period") beginning after the Holder's receipt of a Change of Control Notice and ending on the date that is twenty (20) Trading Days after the consummation of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate (i) the Conversion Amount the Holder is electing to redeem and (ii) whether the Holder is requiring the Company to pay the Change of Control Redemption Price in cash or by delivery of Common Shares. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (x) 115% of the sum of (1) the Conversion Amount being redeemed and (2) the amount of any accrued but unpaid Interest thereon through the date of such redemption payment and (y) the sum of (A) the product of (1) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Common Share to be paid to the holders of the Common Shares upon consummation of the Change of Control and (2) the quotient determined by dividing (I) the Conversion Amount being redeemed by (II) the Conversion Price plus (B) the amount of any accrued but unpaid Interest on the Conversion Amount being redeemed through the date of such redemption payment (the "Change of Control Redemption Price"). In the event the Holder has elected to receive the Change of Control Redemption Price in Common Shares, Vasogen shall deliver, within three (3) Trading Days of receipt of the Holder's Change of Control Redemption Notice, to the Holder's account with DTC on the Change of Control Redemption Date (as defined in Section 14) a number of Common Shares equal to the quotient of (aa) the applicable Change of Control Redemption Price divided by (bb) the Change of Control Conversion Price, rounded to the nearest whole Common Share; provided that if the Change of Control Redemption Date would fall on a date that is after the consummation of the applicable Change of Control, then Vasogen shall not deliver Common Shares to the Holder but rather the Company shall pay the Change of Control Redemption Price to the Holder in cash. Redemptions made in cash as required by this
Section 5 shall be made in accordance with the provisions of Section 14 and shall have priority to payments to shareholders in connection with a Change of Control. Notwithstanding anything to the contrary in this Section 5, until the Change of Control Redemption Price (together with any interest thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(c) may be converted, in whole or in part, by the Holder into Common Shares, or in the event the Conversion Date is after the consummation of the Change of Control, shares or equity interests of the Successor Entity substantially equivalent to the Common Shares pursuant to Section 3.

      (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS. If at any time Vasogen grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 7 below in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

      (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

         (a) Adjustment of Conversion Price upon Issuance of Common Shares. If and whenever on or after the Subscription Date, Vasogen issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of Vasogen, but excluding Common Shares deemed to have been issued or sold by Vasogen in connection with any Excluded Security) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the product of (A) the Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by Vasogen upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed

Outstanding   immediately  after  such  Dilutive   Issuance.   For  purposes  of
determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

            (i) Issuance of Options. If Vasogen in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by Vasogen at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 7(a)(i), the "lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company or Vasogen in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company or Vasogen, as the case may be, at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities, the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 7(a)(ii), the "lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Shares changes at any time, the Conversion Price in effect at the time of such change shall be re-adjusted (but to no greater extent than originally adjusted) to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of Vasogen, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by Vasogen therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by Vasogen in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by Vasogen will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by Vasogen will be the Weighted Average Price of such securities on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which Vasogen is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 7(d), if Vasogen takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment of Conversion Price upon Subdivision or Combination of Common Shares. If Vasogen at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If Vasogen at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment made pursuant to this Section 7(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then Vasogen's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

         (d) Abandoned Dividends or Distributions. If Vasogen shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Conversion Price shall be required by reason of the taking of such record.

         (e) Holder's Right of Alternative Conversion Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 7, if Vasogen in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Subscription Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), Vasogen or the Company shall provide written notice thereof via facsimile and overnight courier to the Holder on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date Vasogen issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of this Note by it by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder's election to rely on a Variable Price for a particular conversion of this Note shall not obligate the Holder to rely on a Variable Price for any future conversions of this Note.

      (8) COMPANY INSTALLMENT CONVERSION OR REDEMPTION.

         (a)  General.  Subject  to and in  accordance  with  the  terms of this
Section 8, on each applicable Installment Date, the Company shall pay to the Holder of this Note the Installment Amount as of such Installment Date by the combination of any of the following, (i) provided that there has been no Equity Conditions Failure, requiring the conversion of all or any portion of the applicable Installment Amount, in accordance with this Section 8 (a "Company Conversion"), and/or (ii) redeeming for cash all or any portion of the applicable Installment Amount in accordance with this Section 8 (a "Company Redemption"); provided that all of the outstanding applicable Installment Amount as of each such Installment Date must be converted or redeemed by the Company on the applicable Installment Date, subject to the provisions of this Section 8. Unless the Company Installment Notice (as defined below) indicates otherwise or if there is an Equity Conditions Failure, the entire Installment Amount to be paid on such Installment Date shall be paid through a Company Conversion. On or prior to the date which is the eighth (8th) Trading Day prior to each Installment Date (each, an "Installment Notice Due Date"), the Company shall deliver written notice (each, a "Company Installment Notice"), to the Holder which Company Installment Notice shall state (i) the portion, if any, of the applicable Installment Amount to be converted pursuant to a Company Conversion (the "Company Conversion Amount"), (ii) the portion, if any, of the applicable Installment Amount which the Company elects to redeem pursuant to a Company Redemption (the "Company Redemption Amount") and (iii) unless the Company has elected to pay the applicable Installment Amount entirely through a Company Redemption, the Company Installment Notice shall certify that the Equity Conditions have been satisfied as of the date of the Company Installment Notice. Each Company Installment Notice whether actually given or deemed given shall be irrevocable. Except as expressly provided in this Section 8(a), the Company shall redeem and convert the applicable Installment Amount of this Note pursuant to this Section 8 and the corresponding Installment Amounts of the Other Notes pursuant to the corresponding provisions of the Other Notes in the same ratio of the Installment Amount being redeemed and converted hereunder. The Company Redemption Amount (whether set forth in the Company Installment Notice or by operation of this Section 8) shall be redeemed in accordance with Section 8(b) and the Company Conversion Amount shall be converted in accordance with Section 8(c).

         (b) Mechanics of Company Redemption. If the Company elects, or is deemed to have elected, a Company Redemption in accordance with Section 8(a), then the Company Redemption Amount, if any, which is to be paid to the Holder on the applicable Installment Date shall be redeemed by the Company on such Installment Date upon payment by the Company to the Holder on such Installment Date, by wire transfer of immediately available funds, an amount in cash (the "Company Installment Redemption Price") equal to 100% of the Company Redemption Amount. If the Company fails to redeem the Company Redemption Amount on the applicable Installment Date by payment of the Company Installment Redemption Price on such date, then at the option of the Holder designated in writing to the Company (any such designation, a "Conversion Notice" for purposes of this Note), the Holder may require the Company to convert all or any part of the Company Redemption Amount at the Company Conversion Price. Conversions required by this Section 8(b) shall be made in accordance with the provisions of Section 3(c).
Notwithstanding  anything to the contrary in this Section  8(b),  but subject to
Section 3(d), until the Company Installment Redemption Price (together with any interest thereon) is paid in full, the Company Redemption Amount (together with any interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert all or any portion of the Company Redemption Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Redemption Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

         (c) Mechanics of Company Conversion.

            (i) If the Company pays any part of an Installment Amount pursuant to a Company Conversion in accordance with Section 8(a), then on the third (3rd) Trading Day immediately preceding the Installment Date the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder, for delivery on or prior to the Installment Date, to the Holder's account with DTC a number of Common Shares equal to the quotient of (x) such Company Conversion Amount (minus accrued and unpaid Interest included in such amount) divided by (y) the Initial Company Conversion Price (the "Pre-Installment Conversion Shares"), rounded to the nearest whole Common Share and (ii) pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid Interest included in such Company Conversion Amount. On the third (3rd) Trading Day immediately after the end of the Company Conversion Measuring Period (the "Installment Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Conversion Shares, if any, equal to the Installment Balance Conversion Shares. If an Event of Default occurs during any applicable Company Conversion Measuring Period and the Holder elects an Event of Default Redemption in accordance with Section 4(b), then, at the Holder's option, either (A) the Holder, upon receipt of the Event of Default Redemption Price (which Redemption Price includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which Redemption Price shall be reduced to the extent any such Common Shares are not returned to the Company), shall return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) the Conversion Amount used to calculate the Event of Default Redemption Price shall be reduced by the product of (1) the Company Conversion Amount applicable to such Installment Date multiplied by (2) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (B), the Event of Default Redemption Price shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period.

            (ii) Subject to the provisions of the following sentence, if there is an Equity Conditions Failure, then at the option of the Holder designated in writing to the Company, the Holder may require the Company to satisfy the payment of the relevant

Installment Amount in one of the following ways or a combination of both: (x) the Company shall redeem all or any part designated by the Holder of the unconverted Company Conversion Amount (such designated amount is referred to as the "First Redemption Amount") on such Installment Date or Installment Settlement Date, as applicable, by paying to the Holder on such Installment Date or Installment Settlement Date, as applicable, by wire transfer of immediately available funds, an amount in cash equal to 125% of such First Redemption Amount, or (y) the Company Conversion shall be null and void with respect to all or any part designated by the Holder of the unconverted Company Conversion Amount (other than any amount redeemed under clause (x) of this Section 8(c)(ii)) and the Holder shall be entitled to all the rights of a holder of this Note with respect to such amount of the Company Conversion Amount; for the avoidance of doubt, Vasogen's failure to issue Common Shares with respect to any Company Conversion Amount due to an Equity Conditions Failure shall not be deemed an Event of Default hereunder so long as the Company otherwise complies with the Holder's written designation in respect of the options set forth in (x) and (y) above with respect to such Company Conversion Amount. In the event of an Equity Conditions Failure, at the Holder's option, either (A) the Holder shall, upon receipt of a First Redemption Amount (which amount includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which First Redemption Amount shall be reduced to the extent any such Common Shares are not returned to the Company), return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) any related First Redemption Amount shall be reduced by the product of (I) the Company Conversion Amount applicable to such Installment Date multiplied by (II) the Conversion Share Ratio and, notwithstanding the foregoing sentence, in the case of this clause (B), such First Redemption Amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period. If the Company fails to redeem any First Redemption Amount on or before the applicable Installment Date or Installment Settlement Date, as applicable, by payment of such amount on the applicable Installment Date or Installment Settlement Date, as applicable, then the Holder shall have the rights set forth in Section 14(a) as if the Company failed to pay the applicable Company Redemption Price and all other rights under this Note (including, without limitation, such failure constituting an Event of Default described in
Section 4(a)(xi)). Notwithstanding anything to the contrary in this Section 8(c), but subject to 3(d), until Vasogen delivers Common Shares representing the Company Conversion Amount to the Holder, the Company Conversion Amount may be converted by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert the Company Conversion Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Conversion Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

            (iii) If, in connection with any Company Conversion, Vasogen is unable to issue at the applicable Unadjusted Company Conversion Price all the Common Shares that, but for the application of the Exchange Cap, Vasogen would have been required to issue, then (A) Vasogen shall deliver to the Holder Common Shares in accordance with Section 8(c)(i) and (B) the Company shall pay to the Holder in cash, within ten (10) Trading Days of the applicable Installment Settlement Date, an amount equal to the product of (1) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date and (2) the excess (if any) of (x) such Adjusted Company Conversion Price over (y) the Conversion Price (the "Company Conversion Make-Whole"). Notwithstanding the foregoing, in connection with such Company Conversion, if the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to effect a Company Conversion by both the delivery by Vasogen to the Holder of Common Shares and the payment by the Company of the Company Conversion Make-Whole in cash, then (1) the Company shall pay to the Holder, in cash, on the Installment Settlement Date, an amount (the "Exchange Cap Installment Payment") equal to the product of (A) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date multiplied by (B) such Adjusted Company Conversion Price and upon such payment the Company's and Vasogen's obligations to such Holder with respect to such Company Conversion shall be deemed to be fully satisfied, and (2) such Holder shall return to Vasogen on or before such Installment Settlement Date any Common Shares issued to such Holder by Vasogen in connection with such Company Conversion; provided that in the event that the Holder cannot return any such Common Shares to Vasogen, the Company shall pay to the Holder, in lieu of the foregoing, an amount in cash equal to the difference between (x) the Exchange Cap Installment Payment and (y) the product of (I) the number of Pre-Installment Conversion Shares issued to the Holder multiplied by (II) the applicable Unadjusted Initial Company Conversion Price.

         (d) Accelerated Amounts. The Company may, at its option (the "Accelerated Payment Option"), (x) in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to date the of delivery of the Company Installment Notice exceeds $1.00, increase the amount of the Installment Amount to be paid on the applicable Installment Date by up to $1,600,000 plus accrued and unpaid Interest on such amount or (y) at any one time during each of 2005, 2006 or 2007, in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to the date of delivery of the Company Installment Notice exceeds $4.00 on NASDAQ, increase the applicable Installment Amount to be paid on the applicable Installment Date by an amount equal to up to 40% of the aggregate Principal amount (excluding the Letter of Credit Amount) of this Note then outstanding plus accrued and unpaid Interest on such amount (any such amount described in clauses (x) or (y) which exceeds the applicable Installment Amount, an "Accelerated Amount"). In order for the Company to exercise any Accelerated Payment Option, (1) the applicable Accelerated Amount shall be added to the Installment Amount to be paid to the Holder in any Company Redemption and/or Company Conversion on the applicable Installment Date pursuant to this Section 8 and (2) Vasogen shall issue the appropriate number of Accelerated Payment
Options Warrants on the applicable Installment Date. If the Company exercises any such Accelerated Payment Option, the applicable Company Installment Notice delivered to the holders of the Notes pursuant to Section 8(a) shall also state that (1) the Company is exercising the Accelerated Payment Option and describe the basis on which the Company is making such exercise, (2) state the aggregate Accelerated Amount that shall be paid to the holders of all Notes on the Installment Date and (3) state the number of Accelerated Payment Option Warrants Vasogen anticipates issuing to the Holder on the applicable Installment Date. Each Accelerated Amount shall be deducted from the Installment Amounts to be paid on the last scheduled Installment Date hereunder.

         (e) Pro Rata Acceleration Requirement. If the Company elects to exercise the Accelerated Payment Option pursuant to Section 8(d), then it must simultaneously take the same action (and in the same proportion of the Accelerated Amount) with respect to the Other Notes.

      (9) COMPANY'S RIGHT OF MANDATORY REDEMPTION/CONVERSION.

         (a) Mandatory Redemption/Conversion. If at any time from and after the first (1st) anniversary of the Issuance Date (the "Mandatory Redemption/Conversion Eligibility Date"), (i) the Weighted Average Price of the Common Shares exceeds 175% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the Mandatory Redemption/Conversion Eligibility Date (the "Mandatory Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the Mandatory Redemption/Conversion Notice Date (as defined below) through and including the Mandatory Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any Mandatory Conversion, the Company shall have the right, provided the Mandatory Redemption/Conversion is met on and as of the Mandatory Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Redemption") and/or (ii) require the conversion of all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Conversion"). The portion of this Note subject to redemption pursuant to this Section 9 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed on the Mandatory Redemption/Conversion Date plus any accrued and unpaid Interest thereon through the Mandatory Redemption/Conversion Date (the "Mandatory Redemption Price"). The Company may exercise its right to require a Mandatory Redemption and/or a Mandatory Conversion under this Section 9(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "Mandatory Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "Mandatory Redemption/Conversion Notice Date") and each Mandatory
Redemption/Conversion Notice shall be irrevocable. The Mandatory Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "Mandatory Redemption/Conversion Amount") which the Company has elected to be subject to Mandatory Redemption and/or Mandatory Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount that the Company is requiring to be converted pursuant to a Mandatory Conversion, (the "Mandatory Conversion
Amount"), (3) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount which the Company elects to redeem pursuant to a Mandatory Redemption (the "Mandatory Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the Mandatory Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the Mandatory Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the Mandatory Redemption/Conversion Notice and (6) the date on which the Mandatory Redemption and/or Mandatory Conversion shall occur (the "Mandatory Redemption/Conversion Date") which date shall be (x) in connection with any Mandatory Redemption not less than ten (10) Trading Days nor more than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date and (y) in connection with any Mandatory Conversion not less than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem and/or convert a Conversion

Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Mandatory Redemption/Conversion Notice Date. The Company may not effect more than one Mandatory Redemption and/or Mandatory Conversion during any consecutive thirty
(30) day period. All Conversion Amounts converted by the Holder after the Mandatory Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the Mandatory Redemption/Conversion Date. Mandatory Conversions made pursuant to this Section 9 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c) to (I) the Installment Amount shall be deemed to refer to the Mandatory Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the Mandatory Conversion, (III) the Company Conversion Amount shall be deemed to refer to the Mandatory Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the Mandatory Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price, (VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. Mandatory Redemptions made pursuant to this Section 9 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of
(i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 9(a), multiplied by
(ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "Redemption/Conversion Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata Redemption/Conversion Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Redemption/Conversion Allocation Percentage and Pro Rata Redemption/Conversion Amount.

      (10) COMPANY'S RIGHT OF REDEMPTION/CONVERSION OF THE LETTER OF CREDIT AMOUNT.

         (a) Letter of Credit Amount Redemption. If at any time from and after the Issuance Date (the "LC Conversion Eligibility Date"), (i) the Weighted Average Price of
the Common Shares exceeds 150% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the LC Conversion Eligibility Date (the "LC Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the LC Redemption/Conversion Notice Date (as defined below) through and including the LC Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any LC Conversion, the Company shall have the right, provided the LC Redemption/Conversion Condition is met on and as of the LC Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of a principal amount of this Note then outstanding that is not in excess of the Letter of Credit Amount (the "Available Conversion Amount") (such redemption, an "LC Redemption") and/or (ii) require the conversion of all or any portion of such amount (an "LC Conversion"). The portion of this Note subject to redemption pursuant to this Section 10 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed plus any accrued and unpaid Interest thereon through the LC Redemption/Conversion Date (the "LC Redemption Price"). The Company may exercise its right to require an LC Redemption and/or an LC Conversion under this Section 10(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "LC Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "LC Redemption/Conversion Notice Date") and each LC Redemption/Conversion Notice shall be irrevocable. The LC Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "LC Redemption/Conversion Amount") which the Company has elected to be subject to an LC Redemption and/or an LC Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the portion, if any, of the
Available Conversion Amount that the Company is requiring to be converted pursuant to an LC Conversion, (the "LC Conversion Amount"), (3) the portion, if any, of the Available Conversion Amount which the Company elects to redeem pursuant to an LC Redemption (the "LC Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the LC Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the LC Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the LC Redemption/Conversion Notice and (6) the date on which the LC Redemption and/or LC Conversion shall occur (the "LC Redemption/Conversion Date") which date shall be (x) in connection with any LC Redemption not less than fifteen (15) Trading Days nor more than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date and (y) in connection with any LC Conversion not less than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem any aggregate Conversion Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the fifteen (15) consecutive Trading Day period ending on the Trading Day immediately preceding the LC Redemption/Conversion Notice Date. The Company may not effect more than one LC Redemption and/or LC Conversion during any consecutive thirty (30) day period. All Conversion Amounts converted by the Holder after the LC Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the LC Redemption/Conversion Date. LC Conversions made pursuant to this Section 10 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c)
to (I) the Installment Amount shall be deemed to refer to the LC Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the LC Conversion, (III) the Company Conversion Amount shall be deemed to refer to the LC Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the LC Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price,
(VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. LC Redemptions made pursuant to this Section 10 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause an LC Redemption and/or LC Conversion pursuant to Section 10(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a LC Redemption and/or LC Conversion pursuant to
Section 10(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 10(a), multiplied by (ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "LC Amount Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata LC Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's LC Amount Allocation Percentage and Pro Rata LC Amount.

      (11) GUARANTY. Vasogen and Vasogen, Corp. shall guarantee the obligations under this Note and the Other Notes to the extent and in the manner set forth in the Guarantees (as defined in the Securities Purchase Agreement).

      (12) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

      (13) AUTHORIZED SHARES.

         (a) Reservation. Vasogen shall have sufficient authorized and unissued Common Shares for each of the Notes equal to the number of Common Shares necessary to effect the conversion at the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, Vasogen shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes, the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Common Shares so available be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "Required Amount").

         (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding Vasogen does not have a sufficient number of authorized and unissued Common Shares to satisfy its obligation to have available for issuance upon conversion of the Notes at least a number of Common Shares equal to the Required Amount (an "Authorized Share Failure"), then Vasogen shall as promptly as practicable take all action necessary to increase Vasogen's authorized Common Shares to an amount sufficient to allow Vasogen to have available the Required Amount for the Notes then outstanding.

      (14) HOLDER'S REDEMPTIONS.

         (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Trading Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with
Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to be paid in cash to the Holder concurrently with the consummation of such Change of Control if such notice is received at least five
(5) Trading Days prior to the consummation of such Change of Control and within five (5) Trading Days after the Company's receipt of such notice otherwise (the "Change of Control Redemption Date"). The Company shall deliver the Mandatory Redemption Price to the Holder on the Mandatory Redemption/Conversion Date. The Company shall deliver the LC Redemption Price to the Holder on the LC Redemption/Conversion Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to, by providing written notice to the Company, require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price has not been paid. Upon the Company's receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 20(d)) to the Holder representing such Conversion Amount.

         (b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) (each, an "Other Redemption Notice"), the Company shall immediately, but no later than one (1) Trading Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Trading Day period beginning on and including the date which is three (3) Trading Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three (3) Trading Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Trading Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Trading Day period.

      (15) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as provided by law, the Canada Business Corporations Act and as expressly provided in this Note.

      (16) COVENANTS.

         (a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) neither Vasogen nor any of its Subsidiaries shall incur Indebtedness that is senior to the Notes or the Guarantees as applicable.

         (b) Incurrence of Indebtedness. So long as this Note is outstanding, Vasogen shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and
(ii) Permitted Indebtedness.

         (c) Existence of Liens. So long as this Note is outstanding, Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by Vasogen or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens.

         (d) Restricted Payments. Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

         (e) Net Cash Balance Test. If the ACCLAIM trial fails to meet its primary endpoint, then, beginning on September 1, 2006 until the earlier of (x) the Maturity Date or (y) such time as the Notes have been otherwise converted or redeemed in full, Vasogen and the Company, on a consolidated basis, shall maintain, at all times, a Net Cash Balance equal to or exceeding the applicable Net Cash Balance Threshold (the "Net Cash Balance Test").

            (i) On any date (or within four (4) Business Days thereafter) on which the Net Cash Balance Test is not satisfied (a "Failure Date"), Vasogen shall publicly disclose (on a Current Report on Form 6-K or otherwise and through analogous legal disclosure means under Canadian securities laws) the fact that Vasogen has failed to satisfy the Net Cash Balance Test. On the date of any such disclosure, Vasogen shall also provide to the Holder a certification, executed on behalf of Vasogen by the Chief Financial Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, as to the amount of the Net Cash Balance as of the Failure Date and disclose such amount in the Current Report on Form 6-K.

            (ii) Vasogen shall announce its operating results (the "Operating Results") for each Fiscal Quarter no later than the forty-fifth (45th) day after the end of each Fiscal Quarter or, with respect to the last Fiscal Quarter, the ninetieth (90th) day after such quarter (the "Announcement Date") and, in the event Vasogen shall have satisfied the Net Cash Balance Test at all times during such Fiscal Quarter, such announcement shall include a statement to the effect that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter; provided, however, that in the event Vasogen is delayed in announcing its Operating Results for any Fiscal Quarter, on the Announcement Date Vasogen shall, in lieu of the foregoing, (A) make a statement to the effect that it has complied with all of its covenants under the Notes, including, without limitation, the Net Cash Balance Test and (B) provide to the holders of Notes a certification, in accordance with terms of the next sentence, certifying the same. On the Announcement Date, Vasogen shall also provide to the holders of Notes a certification, executed on behalf of Vasogen by the Chief Financial
Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, certifying that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter.

      (17) RIGHTS UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if Vasogen shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Note, then, in each such case any Conversion Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Conversion Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by Vasogen's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date (but such fraction shall not be greater than one); provided, however, that in no event shall the Conversion Price be reduced pursuant to this Section 17 with respect to any portion of a Distribution for which the Conversion Price is also being reduced pursuant to any of the provisions of Section 7 hereof in respect of the same portion of such Distribution.

      (18) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. Any change or amendment so approved shall be binding upon all existing and future holders of this Note and any Other Notes; provided, however, that no such change, amendment, alteration or amendment, as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the Interest Rate, extend the time for payment of Interest or change the manner or rate of accrual of Interest on the Notes, (ii) reduce the amount of Principal, or extend the Maturity Date, of the Notes, (iii) make any change that impairs or adversely affects the conversion rights of the Notes, (iv) impair the right of any holder of Notes to receive payment of principal or Interest or other payments due under the Notes, if any, on or after the due dates therefor; or (v) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 18.

      (19) TRANSFER. This Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement; provided, that the Holder may not transfer any outstanding Principal and accrued and unpaid Interest of this Note, in part, to the extent such Principal and Interest is less than the lesser of (a) $2,000,000 and (b) the remaining outstanding Principal and accrued and unpaid Interest of this Note; provided, further, however, that any transferee of all or any portion of this Note agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Note that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to Vasogen the representations and warranties made by the Purchaser in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, assignment or transfer pursuant to this Section 19, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      (20) REISSUANCE OF THIS NOTE.

         (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 20(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with
Section 20(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

         (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal.

         (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 20(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

         (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 20(a) or Section 20(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes),
(iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest on the Principal of this Note, from the Issuance Date.

      (21) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      (22) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

      (23) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

      (24) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

      (25) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Weighted Average Price or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      (26) NOTICES; CURRENCY; TAXES; PAYMENTS.

         (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven (7) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

         (b) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Note, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

         (c) Taxes.

            (i) Any and all payments made by the Company hereunder, including any amounts received on a conversion or redemption of the Note and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 26(c)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 26(c) shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.

         (d) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Buyer Schedule attached to the Purchase Agreements); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Trading Day, the same shall instead be due on the next succeeding day which is a Trading Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.

      (27) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

      (28) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices otherwise required pursuant to applicable law in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

      (29) GOVERNING LAW; JURISDICTION; JURY TRIAL. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY

HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      (30) JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 30 referred to as the "Judgment Currency") an amount due in US dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 30(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 30(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

      (31) MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      (32) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

         (a) "Accelerated Payment Option Warrants" means warrants exercisable for a number of Common Shares equal to 65% of the quotient of (x) the Accelerated Amount being paid pursuant to Section 8 minus accrued and unpaid Interest included in such amount divided by (y) the Conversion Price on the applicable Installment Date, rounded up to the nearest whole Common Share. Such warrants shall be in substantially the form of the Warrant attached as Exhibit B to the Securities Purchase Agreement, except that the expiration date of such warrants shall be five (5) years from the issuance date thereof. The exercise price of the Accelerated Payment Option Warrants shall be the same as the Conversion Price then in effect; provided, however, that if on the applicable Installment Date on which such warrants are issued the Weighted Average Price of the Common Shares is greater than the Conversion Price that would become the exercise price of the Accelerated Payment Option Warrants, (i) the Company shall pay to the Purchasers, in Common Shares within three (3) Trading Days of the applicable Installment Date or, at the option of the Company, in cash, the product of (A) the difference between (1) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) Trading Days ending on the Trading Day immediately prior to the applicable Installment Date (the "Exercise Price Measuring Period") and (2) such Conversion Price and (B) the number of Common Shares for which such Accelerated Payment Option Warrants are exercisable (such product, the "Adjustment Amount") and (ii) the exercise price for such Accelerated Payment Option Warrants will be adjusted to equal such arithmetic average of the Weighted Average Price of the Common Shares during the Exercise Price Measuring Period. In the event the Company shall pay the Adjustment Amount in Common Shares, the number of Common Shares to be delivered shall be equal to the quotient of the Adjustment Amount divided by the Company Conversion Price for the applicable Installment Date, rounded up to the nearest whole Common Share; provided, however that the Company shall not be entitled to pay the Adjustment Amount in Common Shares if the Equity Conditions are not satisfied.

         (b) "Adjusted Conversion Price" means, as of any date of determination, the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Conversion Date.

         (c) "Approved Share Plan" means any employee benefit plan which has been approved by the Board of Directors of Vasogen, pursuant to which Vasogen's securities may be issued to any employee, consultant, officer or director in connection with services provided or to be provided to Vasogen or any Subsidiary thereof.

         (d) "Bloomberg" means Bloomberg Financial Markets.

         (e) "Canadian Prospectus" shall have the meaning set forth in the Registration Rights Agreement.

         (f) "Change of Control" means any  Fundamental  Transaction  other than
(A) any reorganization, recapitalization or reclassification of the Common Shares in which holders of Vasogen's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or Vasogen.

         (g)  "Change  of Control  Conversion  Price"  means,  as of any date of determination, that price which shall be computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the ten (10) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such period, the "Change of Control Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Change of Control Measuring Period shall yield a price that is less than $1.00, then the Change of Control Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Change of Control Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable date using the Change of Control Conversion Price as calculated pursuant to the foregoing sentence, then the Change of Control Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such price, the "Adjusted Change of Control Conversion Price").

         (h) "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

         (i) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of Vasogen or issuable upon conversion or exercise, as applicable, of the Notes and the Warrants.

         (j) "Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and
(ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Installment Date (such period, the "Company Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Company Conversion Measuring Period shall yield a price that is less than $1.00, then the Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Company Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on an Installment Settlement Date using the Company
Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Company Conversion Price"), then the Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the

Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Company Conversion Price").

         (k) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

         (l) "Conversion Share Ratio" means, as to any applicable date of determination, the quotient of (i) the number of Pre-Installment Conversion Shares or Pre-Maturity Conversion Shares, as applicable, delivered in connection with an Installment Date or the Maturity Date, as applicable divided by (ii) the number of Post-Installment Conversion Shares or Post Maturity Conversion Shares, as applicable, relating to such Installment Settlement Date or Maturity Settlement Date, as the case may be.

         (m) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (n) "Effectiveness Time" means January 20, 2006.

         (o) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc. or the American Stock Exchange.

         (p) "Equity Conditions" means that each of the following conditions is satisfied: (i) either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and a Grace Period (as defined in the Registration Rights Agreement) shall not be in progress or (y) all Common Shares issuable upon conversion or redemption of the Notes and payment of Installment Amounts shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws and such shares shall be freely tradable on both the NASDAQ and the TSX, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (ii) the Common Shares are designated for quotation or listed on both of the Principal Markets and shall not have been suspended from trading on either of such exchanges or markets (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by Vasogen or the Company) nor shall delisting or suspension by either of such exchanges or markets have been threatened or pending either (A) in writing by such exchanges or markets or (B) by falling below the minimum listing maintenance requirements of such exchanges or markets; provided, however, that no threatened or pending delisting or suspension that has been publicly announced and which shall not occur within one (1) month of the applicable date of determination shall be considered when determining whether the Company has satisfied the condition set forth in this clause (ii); (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination (or such lesser period of time since the Issuance Date), Vasogen shall have delivered Conversion Shares upon conversion of the Notes and Warrant Shares upon exercise of the Warrants to the holders on a timely basis as set forth in Section 3(c)(ii) hereof (and analogous provisions under the Other Notes) and Sections 1(c) of the Warrants, unless such failure to deliver shall have occurred only once and shall have been remedied by Vasogen with three (3) Business Days; (iv) any applicable Common Shares to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules and regulations of the Principal Markets; (v) on each day during the period beginning three (3) months prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), the Company (or Vasogen if any such payment was due in Common Shares) shall not have failed to timely make any payments within five (5) Trading Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, rejected publicly by the board of directors (or similar governing body) of Vasogen or the Company, as applicable, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) neither Vasogen nor the Company shall have any knowledge of any fact (other than facts relating exclusively to the Holder that would require updating of the Selling Shareholders or Plan of Distribution section of the Registration Statement) that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any Common Shares issuable upon conversion or redemption of the Notes or payment of Installment Amounts not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (viii) Vasogen and the Company shall be in material compliance with and shall not be in breach of any material provision or covenant, and shall not have breached, as of the Closing Date, any representation or warranty contained in any Transaction Document; and (ix) at the applicable date of determination, Vasogen is not Insolvent (as defined in the Securities Purchase Agreement).

         (q) "Equity Conditions Failure" means that during any period commencing with (i) the delivery of the Company Installment Notice through the applicable Installment Date or Installment Settlement Date, as applicable, or (ii) the delivery of the Maturity Election Notice through the Maturity Settlement Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

         (r) "Exchange Cap Limitation Shares" means (i) with respect to any conversion required pursuant to a Conversion Notice, a number of Common Shares equal to the quotient of the Conversion Amount set forth in such Conversion Notice divided by the Conversion Price and (ii) with respect to any Company Conversion, Mandatory Conversion or LC Conversion, a number of Common Shares equal to the quotient of the Conversion Amount subject to conversion divided by the applicable Unadjusted Company Conversion Price or the applicable Unadjusted Mandatory Conversion Price.

         (s) "Excluded  Securities"  means any Common Shares issued or issuable:
(i) in connection with any Approved Share Plan; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) pursuant to a bona fide firm commitment underwritten public offering which generates gross proceeds to the Company of at least $50,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); (iv) in connection with any strategic acquisition or strategic transaction, including a licensing partnership, development or marketing agreement, whether through an acquisition of shares or a merger of any business, assets or technologies, the primary purpose of which is not to raise equity capital; and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date and have been disclosed in Schedule 3(r) to the Securities Purchase Agreement, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.

         (t) "FDA Approval" means the pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in treatment of chronic heart failure.

         (u) "Fiscal Quarter" means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company's fiscal year that ends on November 30, or such other fiscal quarter adopted by the Company for financial reporting purposes in accordance with GAAP.

         (v) "Fundamental Transaction" means that the Company shall no longer be a wholly-owned subsidiary of Vasogen or that the Company or Vasogen shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or Vasogen, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Vasogen or Vasogen and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or Vasogen or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in Vasogen's industry for such type of transactions and where the board of directors of Vasogen determines, in good faith, that Vasogen shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or
(iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify the Common Shares.

         (w) "GAAP" means Canadian generally accepted accounting principles, consistently applied, as in effect on the Issuance Date.

         (x) "Holder Pro Rata Amount" means a fraction (i) the numerator of which is the Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate principal amount of all Notes issued to the initial purchasers pursuant to the Purchase Agreements on the Closing Date.

         (y) "Indebtedness" of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above. References to Indebtedness of the Company or Vasogen shall mean Indebtedness on a consolidated basis.

         (z) "Initial Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the Installment Date (such period, the "Initial Company Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Company Measuring Period shall yield a price that is less than $1.00, then the Initial Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Company Measuring Period (the "Unadjusted Initial Company Conversion Price"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap, the Company is unable to issue Common Shares on an Installment Date using the Initial Company Conversion Price as calculated pursuant to the foregoing sentence to determine the number of Common Shares to be issued to the Holder as payment of any Company Conversion Amount on any Installment Date, then the Initial Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the applicable Installment Date.

         (aa) "Initial Mandatory Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the third (3rd) Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date using the Initial Mandatory Conversion Price as calculated pursuant to the foregoing sentence, then the Initial Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date.

         (bb) "Initial Maturity Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the Maturity Date (such period, the "Initial Maturity Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Maturity Measuring Period shall yield a price that is less than $1.00, then the Initial Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Maturity Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Date using the Initial Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Date.

         (cc) "Installment Amount" means, as to the initial Installment Date (and, unless otherwise required herein, such amount shall be the Installment Amount to be paid on each subsequent Installment Date), an amount equal to the lesser of (i) (A) the quotient of (x) the aggregate outstanding Principal of this Note divided by (y) the number of whole months from such Installment Date through the Maturity Date and (ii) the Principal amount outstanding under the Note, in each case, plus any accrued and unpaid interest on such amount, as any such Installment Amount may be reduced pursuant to the terms of this Note, whether upon conversion, redemption or otherwise; provided that, for any scheduled Installment Date following the date on which the Maturity Date is extended to October 7, 2010, the Installment Amount shall be recalculated pursuant to the formula in clause (i) using such new Maturity Date and such amount shall be the Installment Amount to be paid on such Installment Date and on each subsequent Installment Date. For any Installment Date on which an Accelerated Amount is to be paid, such Accelerated Amount shall be added to, and considered part of, the applicable Installment Amount.

         (dd) "Installment Balance Conversion Shares" means, for any Installment Date, a number of Common Shares equal to (i) the Post-Installment Conversion Shares for such date minus (ii) the amount of any Pre-Installment Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Installment Conversion Shares exceeds the Post-Installment Conversion Shares for such date (such excess, the "Installment Conversion Shares Excess"), the outstanding Principal under this Note shall be reduced by the product of (x) the Installment Conversion Share Excess and (y) the Company Conversion Price and the Installment Balance Conversion Shares shall equal zero (0).

         (ee) "Installment Date" means, initially, the first (1st) day of the calendar month following the month during which the Canadian Prospectus has become effective and, thereafter, the first (1st) day of each calendar month prior to the Maturity Date.

         (ff) "Interest Principal Amount" means, for any date of determination, the amount equal to (i) the outstanding Principal of this Note on such date minus (ii) the Letter of Credit Amount on such date.

         (gg) "Letter of Credit Amount" means the Holder's Pro Rata Amount of the amount of the letter of credit (the "Letter of Credit") issued in favor of the LC Agent (as defined in the Securities Purchase Agreement), which amount shall initially be $10,000,000, which amount may be reduced pursuant to Section 4(q) of the Securities Purchase Agreement.

         (hh)   "Mandatory   Conversion   Price"  means,   as  of  any  date  of
determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be (such period, the "Mandatory Conversion Measuring Period"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Installment Settlement Date pursuant to Section 8(c) using the Mandatory Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Mandatory Conversion Price"), then the Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Mandatory Conversion Price").

         (ii) "Maturity Balance Conversion Shares" means a number of Common Shares equal to (i) the Post-Maturity Conversion Shares for such date minus (ii) the amount of any Pre-Maturity Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Maturity Conversion Shares exceeds the Post-Maturity Conversion Shares for such date (such excess, the "Maturity Conversion Shares Excess"), then the Maturity Balance Conversion Shares shall equal zero (0).

         (jj) "Maturity Conversion Price" means that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days beginning on the Trading Day immediately following the Maturity Date (such period, the "Maturity Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Maturity Conversion Measuring Period shall yield a price that is less than $1.00, then the Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Maturity Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Settlement Date using the Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Settlement Date.

         (kk) "Maturity Date" means October 7, 2007; provided that such date shall be extended to October 7, 2010 in the event that the FDA Approval is granted; provided, however, that the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date; provided, further, that such date shall be shortened by the number of months equal to the quotient of (A) any Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount) paid on any Installment Date hereunder divided by (B) the applicable Installment Amount paid on the Installment Date related to such Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount and less any Accelerated Amount that would otherwise be included therein) on the Installment Date related to such Accelerated Amount, rounded down to the nearest whole number.

         (ll) "NASDAQ" means whichever of the Nasdaq National Market or The Nasdaq SmallCap Market on which the Common Shares are traded.

         (mm) "Net Cash Balance" means, at any date, (i) an amount equal to the aggregate amount of cash, cash equivalents (including cash collateralizing the Letter of Credit and not including other restricted cash) and marketable securities, consisting of corporate bonds, commercial paper and medium-term notes, as shown or reflected in the notes to Vasogen's consolidated balance sheet as at such date minus (ii) the unpaid principal balance of any Indebtedness for borrowed money (excluding Indebtedness under the Notes).

         (nn) "Net Cash Balance Threshold" means, for any date of determination, an amount equal to 110% of the outstanding aggregate Principal amount of the Notes on such date.

         (oo) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (pp) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security are quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (qq) "Permitted Indebtedness" means (i) Indebtedness incurred by the Company, Vasogen or their Subsidiaries that is pari passu with, or is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note (any such subordination to be reflected in a written agreement acceptable to the Required Holders and approved by the Required Holders in writing) and which Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later, (ii) Indebtedness secured by Permitted Liens, (iii) Indebtedness to trade creditors incurred in the ordinary course of business,
(iv) intercompany Indebtedness amongst the Company, Vasogen and their respective Subsidiaries which Indebtedness is subordinate in right of payment to the Indebtedness evidenced by this Note and (v) Indebtedness the proceeds of which are used to redeem, repay or otherwise retire the Notes, in whole or in part; provided that in the event such Indebtedness is not used to redeem, repay or retire the Notes in full, such Indebtedness shall rank junior to the Notes in accordance with Section 16(a).

         (rr) "Permitted Liens" means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and (iv) Liens (A) upon or in any equipment, inventory or other assets acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment, inventory or other assets or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment, inventory or other assets at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, inventory or other assets.

         (ss) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (tt) "Post-Installment Conversion Shares" means, for any Installment Date, that number of Common Shares equal to the applicable Company Conversion Amount for such Installment Date divided by the Company Conversion Price (without taking into account the delivery of any Pre-Installment Conversion Shares), rounded up to the nearest whole Common Share.

         (uu) "Post-Maturity Conversion Shares" means that number of Common Shares equal to the outstanding Principal on the Maturity Date divided by the Maturity Conversion Price (without taking into account the delivery of any Pre-Maturity Conversion Shares), rounded up to the nearest whole Common Share.

         (vv) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (ww) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Subscription Date, by and among the Company, Vasogen, Vasogen, Corp. and the initial holders of the Other Notes.

         (xx) "Redemption Notices" means, collectively, the Event of Default Redemption Notices, Change of Control Redemption Notices, any Company Installment Notices (in the event a Company Redemption is elected in any such notices), Mandatory Redemption/Conversion Notices (in the event a Mandatory Redemption is elected in any such notices) and LC Redemption/Conversion Notices (in the event an LC Redemption is elected in any such notice) and, each of the foregoing, individually, a Redemption Notice.

         (yy) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (vi) and (ix) - (xiii), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vii) - (viii), 100%.

         (zz) "Redemption Prices" means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, any Company Installment Redemption Price (in the event a Company Redemption is elected with respect to any Installment Date), Mandatory Redemption Price and LC Redemption Price and, each of the foregoing, individually, a Redemption Price.

         (aaa) "Registration Rights Agreement" means that certain registration rights agreement dated as of the Subscription Date by and among Vasogen and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Shares issuable upon conversion of the Notes and exercise of the Warrants.

         (bbb)  "Required  Holders" means the holders of Notes  representing  at
least  a  majority  of  the  aggregate   principal  amount  of  the  Notes  then
outstanding.

         (ccc) "SEC" means the United States Securities and Exchange Commission.

         (ddd) "Securities Purchase Agreement" means that certain securities purchase agreement dated as of the Subscription Date by and among the Company, Vasogen, Vasogen, Corp. and the initial Holder of this Note pursuant to which the Company issued this Note.

         (eee) "Subscription Date" means October 7, 2005.

         (fff) "Successor Entity" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (ggg) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (hhh) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Note.

         (iii) "TSX" means the Toronto Stock Exchange.

         (jjj) "Trading Day" means any day on which the Common Shares is traded on the Principal Markets, or, if the Principal Markets are not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that "Trading Day" shall not include any day on which the Common Shares is scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on any such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

         (kkk) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (lll) "Warrants" has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

         (mmm) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 25. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      (33) VASOGEN'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of Vasogen to issue Common Shares to the Holder's account with DTC so long as Vasogen has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), Vasogen shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

      (34) DISCLOSURE. Upon receipt or delivery by the Company or Vasogen of any notice in accordance with the terms of this Note, unless Vasogen has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries, Vasogen shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 6-K or otherwise and through analogous legal disclosure in accordance with Canadian securities laws. In the event that Vasogen believes that a notice contains material, nonpublic information, relating to Vasogen or its Subsidiaries, Vasogen shall indicate to such Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

SIGNED,  SEALED AND DELIVERED BY
KEVIN  DONOVAN AS A DEED FOR AND
ON  BEHALF  OF  VASOGEN  IRELAND
LIMITED  PURSUANT  TO A POWER OF
ATTORNEY
                                        ----------------------------------------



Signature of Witness:
                     -------------------------

Name:
     -----------------------------------------

Address:
        --------------------------------------

Occupation:
           -----------------------------------



ACKNOWLEDGED AND AGREED:

VASOGEN INC.


By:
    ------------------------------------------
        Name:

        Title:

        Address:

                                   Exhibit 6c

          Senior Convertible Note - Castlerigg Master Investments Ltd.

         (exhibits and schedules attached to Kings Road Investments Ltd.
                        Senior Convertible Note omitted)

                                 (see attached)

                            SENIOR CONVERTIBLE NOTE

THE COMPANY HAS NOT OFFERED OR SOLD, AND WILL NOT OFFER OR SELL, THIS NOTE IN IRELAND IN CIRCUMSTANCES THAT WOULD CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW (AS DEFINED IN THE INVESTMENT FUNDS, COMPANIES AND MISCELLANEOUS PROVISIONS ACT, 2005) OR AN INVITATION TO THE PUBLIC (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE AND NOTHING HEREIN CONTAINED SHALL BE CONSTRUED AS CONSTITUTING AN OFFER OF THIS NOTE TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW OR AN "INVITATION TO THE PUBLIC" (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE.

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT) (I) IN THE ABSENCE OF
(A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION THE HOLDER OF (A) THE SECURITIES REPRESENTED HEREBY WILL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE THE LATER OF: (I) FEBRUARY 8, 2006 AND (II) FOUR MONTHS AND A DAY AFTER THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA; AND (B) THE SECURITIES ISSUABLE UPON CONVERSION HEREOF SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 20(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

                            VASOGEN IRELAND LIMITED

                            SENIOR CONVERTIBLE NOTE


Issuance Date:  October 7, 2005                      Principal:  U.S. $8,000,000
                                                     Note Certificate Number A-3

      FOR VALUE RECEIVED, Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), hereby promises to pay to CASTLERIGG MASTER INVESTMENTS LTD. or registered assigns ("Holder") the amount set out above as the Principal (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date, on any Installment Date with respect to the Installment Amount due on such Installment Date (each, as defined herein), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Interest Principal Amount at the rate of 6.45% per annum (the "Interest Rate"), from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon an Interest Date (as defined below), any Installment Date, the Maturity Date, acceleration, conversion, redemption or otherwise (in each case, in accordance with the terms hereof). This Senior Convertible Note (including all Senior Convertible Notes issued in exchange, transfer or replacement hereof, this "Note") is one of an issue of Senior Convertible Notes issued pursuant to the Purchase Agreements on the Closing Date (collectively, the "Notes" and such other Senior Convertible Notes, the "Other Notes"). Certain capitalized terms used herein are defined in Section 32.

      (1) PAYMENTS OF PRINCIPAL.

         (a) On each Installment Date the Company shall pay to the Holder an amount equal to the Installment Amount due on such Installment Date in accordance with Section 8. On the Maturity Date, the Holder shall surrender the Note to the Company and the Company shall pay to the Holder, (i) an amount in Common Shares, or, at the option of the Company, in cash, representing all outstanding Principal and (ii) an amount in cash equal to the accrued and unpaid Interest thereon; provided that Principal shall be payable in Common Shares on the Maturity Date if, and only if, there has been no Equity Conditions Failure. On or prior to the eighth (8th) Trading Day prior to the Maturity Date (the "Maturity Election Notice Due Date"), the Company shall deliver a written notice to the Holder (x) specifying whether the Principal shall be paid on the Maturity Date in Common Shares or cash and (y) if the Principal is to be paid in Common Shares, certifying that there has been no Equity Conditions Failure. Principal to be paid on the Maturity Date and on the Maturity Settlement Date (as defined below) in Common Shares shall be paid in a number of fully paid and nonassessable (rounded to the nearest whole share in accordance with Section 3(a)) Common Shares.

         (b) If the Company shall pay the Principal on the Maturity Date in Common Shares, then on the Maturity Date (i) (A) provided that Vasogen's transfer agent (the "Transfer Agent") is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction

Vasogen shall or shall cause the Transfer Agent to, credit a number of Common Shares equal to the quotient of the outstanding Principal due on such date divided by the Initial Maturity Conversion Price (the "Pre-Maturity Conversion Shares") to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the foregoing shall not apply, Vasogen shall issue and deliver, to the address set forth in the register maintained by Vasogen for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to Vasogen at least three (3) Trading Days prior to the Maturity Date, a certificate, registered in the name of the Holder or its designee, for the number of Pre-Maturity Conversion Shares to which the Holder shall be entitled and (ii) the Company shall pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid interest on such Principal. On the third (3rd) Trading Day immediately after the end of the Maturity Conversion Measuring Period (the "Maturity Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Common Shares, if any, equal to the Maturity Balance Conversion Shares. If an Event of Default or Equity Conditions Failure occurs during the Maturity Conversion Measuring Period, then, at the Holder's option, either (x) the Holder may require the Company to pay the Principal amount of the Note outstanding on the Maturity Date (including any Principal amount represented by Pre-Maturity Conversion Shares that shall be returned to the Company and which Principal amount shall be reduced to the extent any such Common Shares are not returned to the Company) in cash on the Maturity Settlement Date and, in conjunction with receipt of such cash payment, shall return any Pre-Maturity Conversion Shares delivered to the Holder which the Holder has not otherwise sold, transferred or disposed of or (y) the Company shall pay to the Holder in cash on the Maturity Settlement Date an amount equal to the difference between (1) the Principal outstanding on the Maturity Date minus (2) the product of (A) the Principal outstanding on the Maturity Date multiplied by (B) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (y), such amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Maturity Conversion Measuring Period.

         (c) No prepayment of Principal shall be permitted except as expressly provided herein.

      (2) INTEREST; INTEREST RATE. Interest on the applicable Interest Principal Amount of this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 360-day year comprised of twelve 30-day months and shall be payable on each Installment Date and on the Maturity Date (each an "Interest Date"). Interest shall be payable on each Interest Date in cash. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate. Upon the occurrence and during the continuance of an Event of Default, the Interest Rate shall be increased to twelve percent (12.0%) (the "Default Rate"). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default. Interest on overdue interest shall accrue at the same rate compounded quarterly.

      (3) CONVERSION OF NOTES. This Note shall be convertible into common shares of Vasogen Inc. ("Vasogen"), without par value (the "Common Shares"), on the terms and conditions set forth in this Section 3.

         (a) Conversion Right. Subject to the provisions of Section 3(d)(i), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Common Shares in accordance with
Section 3(c), at the Conversion Rate (as defined below). Vasogen shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, Vasogen shall round such fraction of a Common Share up to the nearest whole share.

         (b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (such number of shares, the "Conversion Rate").

            (i)  "Conversion  Amount"  means the portion of the  Principal to be
converted,   amortized,  redeemed  or  otherwise  with  respect  to  which  this determination is being made.

            (ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination a price equal to $3.00, subject to adjustment as provided herein.

         (c) Mechanics of Conversion.

            (i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date, the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., New York Time and transmit by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement, on the third (3rd) Trading Day prior to such date (a "Conversion Date"), a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to Vasogen and with a copy to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first
(1st) Trading Day following the date of receipt of a Conversion Notice, Vasogen and the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Transfer Agent. On or before the third
(3rd) Trading Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), (1) (x) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, Vasogen shall issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled and (2) the Company shall pay to the Holder in cash an amount equal to the accrued and unpaid Interest up to and including the Conversion Date on the Conversion Amount. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date. In the event of a partial conversion of this Note pursuant hereto, the principal amount converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the Conversion Notice.

            (ii) Failure to Timely Convert. If Vasogen shall fail to issue a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the Share Delivery Date (a "Conversion Failure"), then (A) the Company shall pay damages to the Holder for each day of such Conversion Failure in an amount equal to 1.5% of the product of (I) the number of Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Weighted Average Price of the Common Shares on the Share Delivery Date or (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, where the Holder has chosen not to void its Conversion Notice, if on or prior to the Share Delivery Date, Vasogen shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon such holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other reasonable out-of-pocket expenses, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point Vasogen's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly have Vasogen honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares times (B) the Weighted Average Price on the Conversion Date. In the event that (1) the Holder has chosen to void its Conversion Notice and (2) the Holder, prior to voiding such Conversion Notice, purchased (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three

(3) Trading Days after the Holder's request, pay cash to the Holder in an amount equal to the excess (if any) of (x) the Buy-In Price over the (y) the aggregate consideration received by the Holder in the sale of such Common Shares.

            (iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender. The Holder and the Company shall maintain records showing the Principal converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

            (iv) Pro Rata Conversion; Disputes. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and Vasogen can convert some, but not all, of such portions of the Notes submitted for conversion, subject to Section 3(d), the Company shall direct Vasogen to, and upon such direction Vasogen shall, convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Common Shares issuable to the Holder in connection with a conversion of this Note, Vasogen shall issue to the Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 25.

         (d) Limitations on Conversions.

            (i) Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such conversion; provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10. For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates and joint actors shall include the number of Common Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates or joint actors and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of Vasogen and the Company (including, without limitation, any Other Notes or warrants), which in each case are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this Section 3(d)(i), beneficial ownership pursuant to the Exchange Act shall be calculated in accordance  with Section
13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Section 3(d)(i), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (x) Vasogen's most recent Form 40-F or Form 6-K, as the case may be, (y) a more recent public announcement by Vasogen or (z) any other notice by the Company, Vasogen or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, Vasogen shall within two (2) Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of Vasogen and the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company and Vasogen, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and Vasogen, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes;
provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10 without regard to the Maximum Percentage as adjusted.

            (ii) Principal Market Regulation. Vasogen shall not be obligated to issue any Common Shares upon conversion, amortization or redemption of this Note, and the Holder of this Note shall not have the right to receive upon conversion, amortization or redemption of this Note any Common Shares (and only such Common Shares), if the issuance of such Common Shares would exceed the aggregate number of Common Shares which Vasogen may issue upon conversion, amortization or redemption, or exercise, as applicable, of the Notes and Warrants without breaching Vasogen's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company or Vasogen (A) obtains the approval of the Principal Market (in the case of the TSX) or Vasogen's shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no purchaser of the Notes pursuant to the Purchase Agreements (the "Purchasers") shall be issued in the aggregate, upon conversion or exercise, as applicable, of Notes or Warrants, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to such Purchaser pursuant to the applicable Purchase Agreement on the Closing Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Purchase Agreements on the Closing Date (with respect to each Purchaser, the "Exchange Cap Allocation"). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser's Notes, the transferee shall be allocated a pro rata portion of such Purchaser's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder's Notes into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap

Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder. For purposes of clarification, with respect to any Exchange Cap relating to the TSX, no holder of Notes shall be issued in the aggregate upon conversion (including pursuant to any Company Conversion, Mandatory Conversion or LC Conversion) of the Notes or exercise of the Warrants or upon payment of Principal on the Notes on the Maturity Date, any Common Shares at a discount to the market price (as defined for purposes of the TSX) at the time of issuance of such shares in excess of such holder's Exchange Cap Allocation.

         (e) Payment in Lieu of Conversion Above Exchange Cap Limitation. If at any time while this Note is outstanding, the Holder delivers a Conversion Notice, and as a result of the application of an Exchange Cap, Vasogen is unable to issue any Common Shares upon such conversion at the applicable Conversion Price, then the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall, deliver to the Holder on the Conversion Date a number of Common Shares equal to the quotient of the Conversion Amount stated in such Conversion Notice divided by the Adjusted Conversion Price (the "Adjusted Conversion Shares") and (ii) pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (A) the number of Exchange Cap Limitation Shares in connection with such conversion multiplied by (B) the excess (if any) of (1) such Adjusted Conversion Price over (2) the Conversion Price (the "Conversion Make-Whole"). Notwithstanding the foregoing, in the event that the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to honor the Holder's Conversion Notice by both the delivery of the Adjusted Conversion Shares and the payment of the Conversion Make-Whole in cash, then the Company shall pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (x) the number of Exchange Cap Limitation Shares and (y) the Adjusted Conversion Price (the "Exchange Cap Redemption Payment"). If the Company shall fail to deliver to the Holder the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment, as applicable, on or prior to the date such delivery and/or payment is due, the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice or for which the Holder has not received the Adjusted Conversion Shares and the Conversion Make-Whole or the Exchange Cap Redemption Payment, as applicable.

      (4) RIGHTS UPON EVENT OF DEFAULT.

         (a) Event of Default. Each of the following events shall constitute an "Event of Default":

            (i) the failure of (A) any Common Shares issued or issuable upon conversion, as part of any Installment Amount or as part of any Accelerated Amount to be freely tradable under Canadian law on the TSX (subject to any restrictions on disposition by the holder of a control block) on or after February 8, 2006, or, thereafter, the Common Shares of any holder of Notes shall cease to be freely tradable under Canadian law on the TSX and such lapse continues for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period or (B) the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is sixty (60) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order by the SEC) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of twenty (20) consecutive days or for more than an aggregate of forty (40) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

            (ii) the suspension from trading on all of the Eligible Markets on which the Common Shares are listed or failure of the Common Shares to be listed on at least one Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period;

            (iii) Vasogen's (A) failure to cure a Conversion Failure by delivery of the required number of Common Shares within ten (10) Trading Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Common Shares that is tendered in accordance with the provisions of the Notes;

            (iv) at any time following the tenth (10th) consecutive Trading Day that the number of Common Shares that are authorized for issuance to the Holder is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

            (v) the Company's failure (or Vasogen's failure if any such amounts are due in Common Shares) to pay to the Holder any amount of Principal
(including, without limitation, the Company's failure to pay any redemption or make-whole payments), Interest or other amounts when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreement), except, in the case of a failure to pay Interest or other amounts due under the Transaction Documents (other than Principal) when and as due, in which case only if such failure continues for a period of at least three (3) Trading Days;

            (vi) the occurrence of (A) any material default under any Indebtedness of Vasogen or any of its Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement) in an aggregate principal amount of $5,000,000 or greater or (B) any redemption of or acceleration prior to maturity of Indebtedness of Vasogen or any of its Subsidiaries in an aggregate principal amount of $5,000,000 or greater, in each case of (A) or (B) other than with respect to any Other Notes;

            (vii) Vasogen or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or any similar Federal, foreign or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, interim receiver, receiver and manager, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

            (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against Vasogen or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of Vasogen or any of its Subsidiaries or (C) orders the liquidation of Vasogen or any of its Subsidiaries;

            (ix) a final judgment or judgments for the payment of money aggregating in excess of $5,000,000 are rendered against Vasogen or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $5,000,000 amount set forth above so long as Vasogen provides the Holder a copy of its policy with such insurer or indemnity provider where such judgment is clearly covered by insurance or an indemnity and Vasogen will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

            (x) other than as set forth in item (xi) below, the Company, Vasogen or any Guarantor breaches in any material respect any representation, warranty, covenant or other term or condition of any Transaction Document, except, (A) in the case of a breach of a representation and warranty, such representation and warranty need only have been true and correct as of the Closing Date, and (B) in the case of breach of a covenant which is curable, only if such breach continues for a period of at least fifteen (15) consecutive Trading Days following the earlier of (A) the day on which the Company, Vasogen or such Guarantor becomes, or should have become, aware of such breach and (B) the day on which the Company or Vasogen receives written notice of such breach from the Holder or any holder of Other Notes;

            (xi) any breach or failure in any respect to comply with either of Sections 8 or 16 of this Note (including any failure to maintain the Net Cash Balance as required by Section 16(e)), except, in the case of a breach or failure to comply with Sections 16(b), (c) or (d), there shall be a one (1) time opportunity to cure a single breach or failure under one of such sections within three (3) Business Days after the date the Company knows or should have known of such breach or failure provided that such cure period does not exceed, in the aggregate, six (6) Business Days from the date of the occurrence of any such breach or failure;

            (xii) (A) any Guarantee at any time for any reason shall cease to be in full force and effect or shall cease to be enforceable in respect of its material terms or (B) any Guarantor shall assert that its Guarantee is invalid or unenforceable; or

            (xiii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

         (b) Redemption Right. Promptly after the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the Weighted Average Price of the Common Shares on the date immediately preceding such Event of Default (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. In the event of a partial redemption of this Note pursuant hereto, the Principal amount redeemed shall be deducted from the Installment Amounts relating to the applicable Installment Dates as set forth in the Event of Default Redemption Notice.

      (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

         (a) Assumption. Neither the Company nor Vasogen shall enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company and Vasogen, as applicable, under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the Interest Rates of the Notes held by such holder, having similar conversion rights as the Notes (specifying, without limitation, that such security is convertible into common shares of the Successor Entity) and having similar ranking to the Notes, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" and "Vasogen", as applicable, shall refer instead to the Successor Entity), and may exercise every right and power of the Company and Vasogen and shall assume all of the obligations of the Company and Vasogen under this Note with the same effect as if such Successor Entity had been named as the Company or Vasogen, as the case maybe, herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Note; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon conversion or redemption; provided, further, however, that no such election by the Holder shall be construed to require the conversion or redemption of this Note in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company or
Vasogen, as applicable, shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.

         (b) Redemption Right. No sooner than fifteen (15) days nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"). At any time during the period (the "Change of Control Period") beginning after the Holder's receipt of a Change of Control Notice and ending on the date that is twenty (20) Trading Days after the consummation of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate (i) the Conversion Amount the Holder is electing to redeem and (ii) whether the Holder is requiring the Company to pay the Change of Control Redemption Price in cash or by delivery of Common Shares. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (x) 115% of the sum of (1) the Conversion Amount being redeemed and (2) the amount of any accrued but unpaid Interest thereon through the date of such redemption payment and (y) the sum of (A) the product of (1) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Common Share to be paid to the holders of the Common Shares upon consummation of the Change of Control and (2) the quotient determined by dividing (I) the Conversion Amount being redeemed by (II) the Conversion Price plus (B) the amount of any accrued but unpaid Interest on the Conversion Amount being redeemed through the date of such redemption payment (the "Change of Control Redemption Price"). In the event the Holder has elected to receive the Change of Control Redemption Price in Common Shares, Vasogen shall deliver, within three (3) Trading Days of receipt of the Holder's Change of Control Redemption Notice, to the Holder's account with DTC on the Change of Control Redemption Date (as defined in Section 14) a number of Common Shares equal to the quotient of (aa) the applicable Change of Control Redemption Price divided by (bb) the Change of Control Conversion Price, rounded to the nearest whole Common Share; provided that if the Change of Control Redemption Date would fall on a date that is after the consummation of the applicable Change of Control, then Vasogen shall not deliver Common Shares to the Holder but rather the Company shall pay the Change of Control Redemption Price to the Holder in cash. Redemptions made in cash as required by this
Section 5 shall be made in accordance with the provisions of Section 14 and shall have priority to payments to shareholders in connection with a Change of Control. Notwithstanding anything to the contrary in this Section 5, until the Change of Control Redemption Price (together with any interest thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(c) may be converted, in whole or in part, by the Holder into Common Shares, or in the event the Conversion Date is after the consummation of the Change of Control, shares or equity interests of the Successor Entity substantially equivalent to the Common Shares pursuant to Section 3.

      (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS. If at any time Vasogen grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 7 below in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

      (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

         (a) Adjustment of Conversion Price upon Issuance of Common Shares. If and whenever on or after the Subscription Date, Vasogen issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of Vasogen, but excluding Common Shares deemed to have been issued or sold by Vasogen in connection with any Excluded Security) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the product of (A) the Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by Vasogen upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed

Outstanding   immediately  after  such  Dilutive   Issuance.   For  purposes  of
determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

            (i) Issuance of Options. If Vasogen in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by Vasogen at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 7(a)(i), the "lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company or Vasogen in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company or Vasogen, as the case may be, at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities, the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 7(a)(ii), the "lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Shares changes at any time, the Conversion Price in effect at the time of such change shall be re-adjusted (but to no greater extent than originally adjusted) to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of Vasogen, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by Vasogen therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by Vasogen in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by Vasogen will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by Vasogen will be the Weighted Average Price of such securities on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which Vasogen is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 7(d), if Vasogen takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment of Conversion Price upon Subdivision or Combination of Common Shares. If Vasogen at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If Vasogen at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment made pursuant to this Section 7(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then Vasogen's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

         (d) Abandoned Dividends or Distributions. If Vasogen shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Conversion Price shall be required by reason of the taking of such record.

         (e) Holder's Right of Alternative Conversion Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 7, if Vasogen in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Subscription Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), Vasogen or the Company shall provide written notice thereof via facsimile and overnight courier to the Holder on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date Vasogen issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of this Note by it by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder's election to rely on a Variable Price for a particular conversion of this Note shall not obligate the Holder to rely on a Variable Price for any future conversions of this Note.

      (8) COMPANY INSTALLMENT CONVERSION OR REDEMPTION.

         (a)  General.  Subject  to and in  accordance  with  the  terms of this
Section 8, on each applicable Installment Date, the Company shall pay to the Holder of this Note the Installment Amount as of such Installment Date by the combination of any of the following, (i) provided that there has been no Equity Conditions Failure, requiring the conversion of all or any portion of the applicable Installment Amount, in accordance with this Section 8 (a "Company Conversion"), and/or (ii) redeeming for cash all or any portion of the applicable Installment Amount in accordance with this Section 8 (a "Company Redemption"); provided that all of the outstanding applicable Installment Amount as of each such Installment Date must be converted or redeemed by the Company on the applicable Installment Date, subject to the provisions of this Section 8. Unless the Company Installment Notice (as defined below) indicates otherwise or if there is an Equity Conditions Failure, the entire Installment Amount to be paid on such Installment Date shall be paid through a Company Conversion. On or prior to the date which is the eighth (8th) Trading Day prior to each Installment Date (each, an "Installment Notice Due Date"), the Company shall deliver written notice (each, a "Company Installment Notice"), to the Holder which Company Installment Notice shall state (i) the portion, if any, of the applicable Installment Amount to be converted pursuant to a Company Conversion (the "Company Conversion Amount"), (ii) the portion, if any, of the applicable Installment Amount which the Company elects to redeem pursuant to a Company Redemption (the "Company Redemption Amount") and (iii) unless the Company has elected to pay the applicable Installment Amount entirely through a Company Redemption, the Company Installment Notice shall certify that the Equity Conditions have been satisfied as of the date of the Company Installment Notice. Each Company Installment Notice whether actually given or deemed given shall be irrevocable. Except as expressly provided in this Section 8(a), the Company shall redeem and convert the applicable Installment Amount of this Note pursuant to this Section 8 and the corresponding Installment Amounts of the Other Notes pursuant to the corresponding provisions of the Other Notes in the same ratio of the Installment Amount being redeemed and converted hereunder. The Company Redemption Amount (whether set forth in the Company Installment Notice or by operation of this Section 8) shall be redeemed in accordance with Section 8(b) and the Company Conversion Amount shall be converted in accordance with Section 8(c).

         (b) Mechanics of Company Redemption. If the Company elects, or is deemed to have elected, a Company Redemption in accordance with Section 8(a), then the Company Redemption Amount, if any, which is to be paid to the Holder on the applicable Installment Date shall be redeemed by the Company on such Installment Date upon payment by the Company to the Holder on such Installment Date, by wire transfer of immediately available funds, an amount in cash (the "Company Installment Redemption Price") equal to 100% of the Company Redemption Amount. If the Company fails to redeem the Company Redemption Amount on the applicable Installment Date by payment of the Company Installment Redemption Price on such date, then at the option of the Holder designated in writing to the Company (any such designation, a "Conversion Notice" for purposes of this Note), the Holder may require the Company to convert all or any part of the Company Redemption Amount at the Company Conversion Price. Conversions required by this Section 8(b) shall be made in accordance with the provisions of Section 3(c).
Notwithstanding  anything to the contrary in this Section  8(b),  but subject to
Section 3(d), until the Company Installment Redemption Price (together with any interest thereon) is paid in full, the Company Redemption Amount (together with any interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert all or any portion of the Company Redemption Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Redemption Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

         (c) Mechanics of Company Conversion.

            (i) If the Company pays any part of an Installment Amount pursuant to a Company Conversion in accordance with Section 8(a), then on the third (3rd) Trading Day immediately preceding the Installment Date the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder, for delivery on or prior to the Installment Date, to the Holder's account with DTC a number of Common Shares equal to the quotient of (x) such Company Conversion Amount (minus accrued and unpaid Interest included in such amount) divided by (y) the Initial Company Conversion Price (the "Pre-Installment Conversion Shares"), rounded to the nearest whole Common Share and (ii) pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid Interest included in such Company Conversion Amount. On the third (3rd) Trading Day immediately after the end of the Company Conversion Measuring Period (the "Installment Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Conversion Shares, if any, equal to the Installment Balance Conversion Shares. If an Event of Default occurs during any applicable Company Conversion Measuring Period and the Holder elects an Event of Default Redemption in accordance with Section 4(b), then, at the Holder's option, either (A) the Holder, upon receipt of the Event of Default Redemption Price (which Redemption Price includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which Redemption Price shall be reduced to the extent any such Common Shares are not returned to the Company), shall return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) the Conversion Amount used to calculate the Event of Default Redemption Price shall be reduced by the product of (1) the Company Conversion Amount applicable to such Installment Date multiplied by (2) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (B), the Event of Default Redemption Price shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period.

            (ii) Subject to the provisions of the following sentence, if there is an Equity Conditions Failure, then at the option of the Holder designated in writing to the Company, the Holder may require the Company to satisfy the payment of the relevant

Installment Amount in one of the following ways or a combination of both: (x) the Company shall redeem all or any part designated by the Holder of the unconverted Company Conversion Amount (such designated amount is referred to as the "First Redemption Amount") on such Installment Date or Installment Settlement Date, as applicable, by paying to the Holder on such Installment Date or Installment Settlement Date, as applicable, by wire transfer of immediately available funds, an amount in cash equal to 125% of such First Redemption Amount, or (y) the Company Conversion shall be null and void with respect to all or any part designated by the Holder of the unconverted Company Conversion Amount (other than any amount redeemed under clause (x) of this Section 8(c)(ii)) and the Holder shall be entitled to all the rights of a holder of this Note with respect to such amount of the Company Conversion Amount; for the avoidance of doubt, Vasogen's failure to issue Common Shares with respect to any Company Conversion Amount due to an Equity Conditions Failure shall not be deemed an Event of Default hereunder so long as the Company otherwise complies with the Holder's written designation in respect of the options set forth in (x) and (y) above with respect to such Company Conversion Amount. In the event of an Equity Conditions Failure, at the Holder's option, either (A) the Holder shall, upon receipt of a First Redemption Amount (which amount includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which First Redemption Amount shall be reduced to the extent any such Common Shares are not returned to the Company), return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) any related First Redemption Amount shall be reduced by the product of (I) the Company Conversion Amount applicable to such Installment Date multiplied by (II) the Conversion Share Ratio and, notwithstanding the foregoing sentence, in the case of this clause (B), such First Redemption Amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period. If the Company fails to redeem any First Redemption Amount on or before the applicable Installment Date or Installment Settlement Date, as applicable, by payment of such amount on the applicable Installment Date or Installment Settlement Date, as applicable, then the Holder shall have the rights set forth in Section 14(a) as if the Company failed to pay the applicable Company Redemption Price and all other rights under this Note (including, without limitation, such failure constituting an Event of Default described in
Section 4(a)(xi)). Notwithstanding anything to the contrary in this Section 8(c), but subject to 3(d), until Vasogen delivers Common Shares representing the Company Conversion Amount to the Holder, the Company Conversion Amount may be converted by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert the Company Conversion Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Conversion Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

            (iii) If, in connection with any Company Conversion, Vasogen is unable to issue at the applicable Unadjusted Company Conversion Price all the Common Shares that, but for the application of the Exchange Cap, Vasogen would have been required to issue, then (A) Vasogen shall deliver to the Holder Common Shares in accordance with Section 8(c)(i) and (B) the Company shall pay to the Holder in cash, within ten (10) Trading Days of the applicable Installment Settlement Date, an amount equal to the product of (1) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date and (2) the excess (if any) of (x) such Adjusted Company Conversion Price over (y) the Conversion Price (the "Company Conversion Make-Whole"). Notwithstanding the foregoing, in connection with such Company Conversion, if the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to effect a Company Conversion by both the delivery by Vasogen to the Holder of Common Shares and the payment by the Company of the Company Conversion Make-Whole in cash, then (1) the Company shall pay to the Holder, in cash, on the Installment Settlement Date, an amount (the "Exchange Cap Installment Payment") equal to the product of (A) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date multiplied by (B) such Adjusted Company Conversion Price and upon such payment the Company's and Vasogen's obligations to such Holder with respect to such Company Conversion shall be deemed to be fully satisfied, and (2) such Holder shall return to Vasogen on or before such Installment Settlement Date any Common Shares issued to such Holder by Vasogen in connection with such Company Conversion; provided that in the event that the Holder cannot return any such Common Shares to Vasogen, the Company shall pay to the Holder, in lieu of the foregoing, an amount in cash equal to the difference between (x) the Exchange Cap Installment Payment and (y) the product of (I) the number of Pre-Installment Conversion Shares issued to the Holder multiplied by (II) the applicable Unadjusted Initial Company Conversion Price.

         (d) Accelerated Amounts. The Company may, at its option (the "Accelerated Payment Option"), (x) in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to date the of delivery of the Company Installment Notice exceeds $1.00, increase the amount of the Installment Amount to be paid on the applicable Installment Date by up to $1,600,000 plus accrued and unpaid Interest on such amount or (y) at any one time during each of 2005, 2006 or 2007, in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to the date of delivery of the Company Installment Notice exceeds $4.00 on NASDAQ, increase the applicable Installment Amount to be paid on the applicable Installment Date by an amount equal to up to 40% of the aggregate Principal amount (excluding the Letter of Credit Amount) of this Note then outstanding plus accrued and unpaid Interest on such amount (any such amount described in clauses (x) or (y) which exceeds the applicable Installment Amount, an "Accelerated Amount"). In order for the Company to exercise any Accelerated Payment Option, (1) the applicable Accelerated Amount shall be added to the Installment Amount to be paid to the Holder in any Company Redemption and/or Company Conversion on the applicable Installment Date pursuant to this Section 8 and (2) Vasogen shall issue the appropriate number of Accelerated Payment
Options Warrants on the applicable Installment Date. If the Company exercises any such Accelerated Payment Option, the applicable Company Installment Notice delivered to the holders of the Notes pursuant to Section 8(a) shall also state that (1) the Company is exercising the Accelerated Payment Option and describe the basis on which the Company is making such exercise, (2) state the aggregate Accelerated Amount that shall be paid to the holders of all Notes on the Installment Date and (3) state the number of Accelerated Payment Option Warrants Vasogen anticipates issuing to the Holder on the applicable Installment Date. Each Accelerated Amount shall be deducted from the Installment Amounts to be paid on the last scheduled Installment Date hereunder.

         (e) Pro Rata Acceleration Requirement. If the Company elects to exercise the Accelerated Payment Option pursuant to Section 8(d), then it must simultaneously take the same action (and in the same proportion of the Accelerated Amount) with respect to the Other Notes.

      (9) COMPANY'S RIGHT OF MANDATORY REDEMPTION/CONVERSION.

         (a) Mandatory Redemption/Conversion. If at any time from and after the first (1st) anniversary of the Issuance Date (the "Mandatory Redemption/Conversion Eligibility Date"), (i) the Weighted Average Price of the Common Shares exceeds 175% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the Mandatory Redemption/Conversion Eligibility Date (the "Mandatory Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the Mandatory Redemption/Conversion Notice Date (as defined below) through and including the Mandatory Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any Mandatory Conversion, the Company shall have the right, provided the Mandatory Redemption/Conversion is met on and as of the Mandatory Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Redemption") and/or (ii) require the conversion of all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Conversion"). The portion of this Note subject to redemption pursuant to this Section 9 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed on the Mandatory Redemption/Conversion Date plus any accrued and unpaid Interest thereon through the Mandatory Redemption/Conversion Date (the "Mandatory Redemption Price"). The Company may exercise its right to require a Mandatory Redemption and/or a Mandatory Conversion under this Section 9(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "Mandatory Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "Mandatory Redemption/Conversion Notice Date") and each Mandatory
Redemption/Conversion Notice shall be irrevocable. The Mandatory Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "Mandatory Redemption/Conversion Amount") which the Company has elected to be subject to Mandatory Redemption and/or Mandatory Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount that the Company is requiring to be converted pursuant to a Mandatory Conversion, (the "Mandatory Conversion
Amount"), (3) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount which the Company elects to redeem pursuant to a Mandatory Redemption (the "Mandatory Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the Mandatory Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the Mandatory Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the Mandatory Redemption/Conversion Notice and (6) the date on which the Mandatory Redemption and/or Mandatory Conversion shall occur (the "Mandatory Redemption/Conversion Date") which date shall be (x) in connection with any Mandatory Redemption not less than ten (10) Trading Days nor more than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date and (y) in connection with any Mandatory Conversion not less than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem and/or convert a Conversion

Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Mandatory Redemption/Conversion Notice Date. The Company may not effect more than one Mandatory Redemption and/or Mandatory Conversion during any consecutive thirty
(30) day period. All Conversion Amounts converted by the Holder after the Mandatory Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the Mandatory Redemption/Conversion Date. Mandatory Conversions made pursuant to this Section 9 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c) to (I) the Installment Amount shall be deemed to refer to the Mandatory Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the Mandatory Conversion, (III) the Company Conversion Amount shall be deemed to refer to the Mandatory Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the Mandatory Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price, (VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. Mandatory Redemptions made pursuant to this Section 9 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of
(i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 9(a), multiplied by
(ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "Redemption/Conversion Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata Redemption/Conversion Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Redemption/Conversion Allocation Percentage and Pro Rata Redemption/Conversion Amount.

      (10) COMPANY'S RIGHT OF REDEMPTION/CONVERSION OF THE LETTER OF CREDIT AMOUNT.

         (a) Letter of Credit Amount Redemption. If at any time from and after the Issuance Date (the "LC Conversion Eligibility Date"), (i) the Weighted Average Price of
the Common Shares exceeds 150% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the LC Conversion Eligibility Date (the "LC Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the LC Redemption/Conversion Notice Date (as defined below) through and including the LC Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any LC Conversion, the Company shall have the right, provided the LC Redemption/Conversion Condition is met on and as of the LC Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of a principal amount of this Note then outstanding that is not in excess of the Letter of Credit Amount (the "Available Conversion Amount") (such redemption, an "LC Redemption") and/or (ii) require the conversion of all or any portion of such amount (an "LC Conversion"). The portion of this Note subject to redemption pursuant to this Section 10 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed plus any accrued and unpaid Interest thereon through the LC Redemption/Conversion Date (the "LC Redemption Price"). The Company may exercise its right to require an LC Redemption and/or an LC Conversion under this Section 10(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "LC Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "LC Redemption/Conversion Notice Date") and each LC Redemption/Conversion Notice shall be irrevocable. The LC Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "LC Redemption/Conversion Amount") which the Company has elected to be subject to an LC Redemption and/or an LC Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the portion, if any, of the
Available Conversion Amount that the Company is requiring to be converted pursuant to an LC Conversion, (the "LC Conversion Amount"), (3) the portion, if any, of the Available Conversion Amount which the Company elects to redeem pursuant to an LC Redemption (the "LC Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the LC Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the LC Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the LC Redemption/Conversion Notice and (6) the date on which the LC Redemption and/or LC Conversion shall occur (the "LC Redemption/Conversion Date") which date shall be (x) in connection with any LC Redemption not less than fifteen (15) Trading Days nor more than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date and (y) in connection with any LC Conversion not less than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem any aggregate Conversion Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the fifteen (15) consecutive Trading Day period ending on the Trading Day immediately preceding the LC Redemption/Conversion Notice Date. The Company may not effect more than one LC Redemption and/or LC Conversion during any consecutive thirty (30) day period. All Conversion Amounts converted by the Holder after the LC Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the LC Redemption/Conversion Date. LC Conversions made pursuant to this Section 10 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c)
to (I) the Installment Amount shall be deemed to refer to the LC Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the LC Conversion, (III) the Company Conversion Amount shall be deemed to refer to the LC Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the LC Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price,
(VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. LC Redemptions made pursuant to this Section 10 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause an LC Redemption and/or LC Conversion pursuant to Section 10(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a LC Redemption and/or LC Conversion pursuant to
Section 10(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 10(a), multiplied by (ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "LC Amount Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata LC Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's LC Amount Allocation Percentage and Pro Rata LC Amount.

      (11) GUARANTY. Vasogen and Vasogen, Corp. shall guarantee the obligations under this Note and the Other Notes to the extent and in the manner set forth in the Guarantees (as defined in the Securities Purchase Agreement).

      (12) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

      (13) AUTHORIZED SHARES.

         (a) Reservation. Vasogen shall have sufficient authorized and unissued Common Shares for each of the Notes equal to the number of Common Shares necessary to effect the conversion at the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, Vasogen shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes, the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Common Shares so available be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "Required Amount").

         (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding Vasogen does not have a sufficient number of authorized and unissued Common Shares to satisfy its obligation to have available for issuance upon conversion of the Notes at least a number of Common Shares equal to the Required Amount (an "Authorized Share Failure"), then Vasogen shall as promptly as practicable take all action necessary to increase Vasogen's authorized Common Shares to an amount sufficient to allow Vasogen to have available the Required Amount for the Notes then outstanding.

      (14) HOLDER'S REDEMPTIONS.

         (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Trading Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with
Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to be paid in cash to the Holder concurrently with the consummation of such Change of Control if such notice is received at least five
(5) Trading Days prior to the consummation of such Change of Control and within five (5) Trading Days after the Company's receipt of such notice otherwise (the "Change of Control Redemption Date"). The Company shall deliver the Mandatory Redemption Price to the Holder on the Mandatory Redemption/Conversion Date. The Company shall deliver the LC Redemption Price to the Holder on the LC Redemption/Conversion Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to, by providing written notice to the Company, require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price has not been paid. Upon the Company's receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 20(d)) to the Holder representing such Conversion Amount.

         (b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) (each, an "Other Redemption Notice"), the Company shall immediately, but no later than one (1) Trading Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Trading Day period beginning on and including the date which is three (3) Trading Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three (3) Trading Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Trading Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Trading Day period.

      (15) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as provided by law, the Canada Business Corporations Act and as expressly provided in this Note.

      (16) COVENANTS.

         (a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) neither Vasogen nor any of its Subsidiaries shall incur Indebtedness that is senior to the Notes or the Guarantees as applicable.

         (b) Incurrence of Indebtedness. So long as this Note is outstanding, Vasogen shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and
(ii) Permitted Indebtedness.

         (c) Existence of Liens. So long as this Note is outstanding, Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by Vasogen or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens.

         (d) Restricted Payments. Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

         (e) Net Cash Balance Test. If the ACCLAIM trial fails to meet its primary endpoint, then, beginning on September 1, 2006 until the earlier of (x) the Maturity Date or (y) such time as the Notes have been otherwise converted or redeemed in full, Vasogen and the Company, on a consolidated basis, shall maintain, at all times, a Net Cash Balance equal to or exceeding the applicable Net Cash Balance Threshold (the "Net Cash Balance Test").

            (i) On any date (or within four (4) Business Days thereafter) on which the Net Cash Balance Test is not satisfied (a "Failure Date"), Vasogen shall publicly disclose (on a Current Report on Form 6-K or otherwise and through analogous legal disclosure means under Canadian securities laws) the fact that Vasogen has failed to satisfy the Net Cash Balance Test. On the date of any such disclosure, Vasogen shall also provide to the Holder a certification, executed on behalf of Vasogen by the Chief Financial Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, as to the amount of the Net Cash Balance as of the Failure Date and disclose such amount in the Current Report on Form 6-K.

            (ii) Vasogen shall announce its operating results (the "Operating Results") for each Fiscal Quarter no later than the forty-fifth (45th) day after the end of each Fiscal Quarter or, with respect to the last Fiscal Quarter, the ninetieth (90th) day after such quarter (the "Announcement Date") and, in the event Vasogen shall have satisfied the Net Cash Balance Test at all times during such Fiscal Quarter, such announcement shall include a statement to the effect that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter; provided, however, that in the event Vasogen is delayed in announcing its Operating Results for any Fiscal Quarter, on the Announcement Date Vasogen shall, in lieu of the foregoing, (A) make a statement to the effect that it has complied with all of its covenants under the Notes, including, without limitation, the Net Cash Balance Test and (B) provide to the holders of Notes a certification, in accordance with terms of the next sentence, certifying the same. On the Announcement Date, Vasogen shall also provide to the holders of Notes a certification, executed on behalf of Vasogen by the Chief Financial
Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, certifying that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter.

      (17) RIGHTS UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if Vasogen shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Note, then, in each such case any Conversion Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Conversion Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by Vasogen's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date (but such fraction shall not be greater than one); provided, however, that in no event shall the Conversion Price be reduced pursuant to this Section 17 with respect to any portion of a Distribution for which the Conversion Price is also being reduced pursuant to any of the provisions of Section 7 hereof in respect of the same portion of such Distribution.

      (18) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. Any change or amendment so approved shall be binding upon all existing and future holders of this Note and any Other Notes; provided, however, that no such change, amendment, alteration or amendment, as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the Interest Rate, extend the time for payment of Interest or change the manner or rate of accrual of Interest on the Notes, (ii) reduce the amount of Principal, or extend the Maturity Date, of the Notes, (iii) make any change that impairs or adversely affects the conversion rights of the Notes, (iv) impair the right of any holder of Notes to receive payment of principal or Interest or other payments due under the Notes, if any, on or after the due dates therefor; or (v) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 18.

      (19) TRANSFER. This Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement; provided, that the Holder may not transfer any outstanding Principal and accrued and unpaid Interest of this Note, in part, to the extent such Principal and Interest is less than the lesser of (a) $2,000,000 and (b) the remaining outstanding Principal and accrued and unpaid Interest of this Note; provided, further, however, that any transferee of all or any portion of this Note agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Note that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to Vasogen the representations and warranties made by the Purchaser in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, assignment or transfer pursuant to this Section 19, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      (20) REISSUANCE OF THIS NOTE.

         (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 20(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with
Section 20(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

         (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal.

         (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 20(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

         (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 20(a) or Section 20(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes),
(iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest on the Principal of this Note, from the Issuance Date.

      (21) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      (22) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

      (23) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

      (24) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

      (25) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Weighted Average Price or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      (26) NOTICES; CURRENCY; TAXES; PAYMENTS.

         (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven (7) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

         (b) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Note, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

         (c) Taxes.

            (i) Any and all payments made by the Company hereunder, including any amounts received on a conversion or redemption of the Note and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 26(c)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 26(c) shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.

         (d) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Buyer Schedule attached to the Purchase Agreements); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Trading Day, the same shall instead be due on the next succeeding day which is a Trading Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.

      (27) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

      (28) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices otherwise required pursuant to applicable law in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

      (29) GOVERNING LAW; JURISDICTION; JURY TRIAL. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY

HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      (30) JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 30 referred to as the "Judgment Currency") an amount due in US dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 30(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 30(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

      (31) MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      (32) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

         (a) "Accelerated Payment Option Warrants" means warrants exercisable for a number of Common Shares equal to 65% of the quotient of (x) the Accelerated Amount being paid pursuant to Section 8 minus accrued and unpaid Interest included in such amount divided by (y) the Conversion Price on the applicable Installment Date, rounded up to the nearest whole Common Share. Such warrants shall be in substantially the form of the Warrant attached as Exhibit B to the Securities Purchase Agreement, except that the expiration date of such warrants shall be five (5) years from the issuance date thereof. The exercise price of the Accelerated Payment Option Warrants shall be the same as the Conversion Price then in effect; provided, however, that if on the applicable Installment Date on which such warrants are issued the Weighted Average Price of the Common Shares is greater than the Conversion Price that would become the exercise price of the Accelerated Payment Option Warrants, (i) the Company shall pay to the Purchasers, in Common Shares within three (3) Trading Days of the applicable Installment Date or, at the option of the Company, in cash, the product of (A) the difference between (1) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) Trading Days ending on the Trading Day immediately prior to the applicable Installment Date (the "Exercise Price Measuring Period") and (2) such Conversion Price and (B) the number of Common Shares for which such Accelerated Payment Option Warrants are exercisable (such product, the "Adjustment Amount") and (ii) the exercise price for such Accelerated Payment Option Warrants will be adjusted to equal such arithmetic average of the Weighted Average Price of the Common Shares during the Exercise Price Measuring Period. In the event the Company shall pay the Adjustment Amount in Common Shares, the number of Common Shares to be delivered shall be equal to the quotient of the Adjustment Amount divided by the Company Conversion Price for the applicable Installment Date, rounded up to the nearest whole Common Share; provided, however that the Company shall not be entitled to pay the Adjustment Amount in Common Shares if the Equity Conditions are not satisfied.

         (b) "Adjusted Conversion Price" means, as of any date of determination, the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Conversion Date.

         (c) "Approved Share Plan" means any employee benefit plan which has been approved by the Board of Directors of Vasogen, pursuant to which Vasogen's securities may be issued to any employee, consultant, officer or director in connection with services provided or to be provided to Vasogen or any Subsidiary thereof.

         (d) "Bloomberg" means Bloomberg Financial Markets.

         (e) "Canadian Prospectus" shall have the meaning set forth in the Registration Rights Agreement.

         (f) "Change of Control" means any  Fundamental  Transaction  other than
(A) any reorganization, recapitalization or reclassification of the Common Shares in which holders of Vasogen's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or Vasogen.

         (g)  "Change  of Control  Conversion  Price"  means,  as of any date of determination, that price which shall be computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the ten (10) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such period, the "Change of Control Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Change of Control Measuring Period shall yield a price that is less than $1.00, then the Change of Control Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Change of Control Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable date using the Change of Control Conversion Price as calculated pursuant to the foregoing sentence, then the Change of Control Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such price, the "Adjusted Change of Control Conversion Price").

         (h) "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

         (i) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of Vasogen or issuable upon conversion or exercise, as applicable, of the Notes and the Warrants.

         (j) "Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and
(ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Installment Date (such period, the "Company Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Company Conversion Measuring Period shall yield a price that is less than $1.00, then the Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Company Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on an Installment Settlement Date using the Company
Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Company Conversion Price"), then the Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the

Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Company Conversion Price").

         (k) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

         (l) "Conversion Share Ratio" means, as to any applicable date of determination, the quotient of (i) the number of Pre-Installment Conversion Shares or Pre-Maturity Conversion Shares, as applicable, delivered in connection with an Installment Date or the Maturity Date, as applicable divided by (ii) the number of Post-Installment Conversion Shares or Post Maturity Conversion Shares, as applicable, relating to such Installment Settlement Date or Maturity Settlement Date, as the case may be.

         (m) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (n) "Effectiveness Time" means January 20, 2006.

         (o) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc. or the American Stock Exchange.

         (p) "Equity Conditions" means that each of the following conditions is satisfied: (i) either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and a Grace Period (as defined in the Registration Rights Agreement) shall not be in progress or (y) all Common Shares issuable upon conversion or redemption of the Notes and payment of Installment Amounts shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws and such shares shall be freely tradable on both the NASDAQ and the TSX, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (ii) the Common Shares are designated for quotation or listed on both of the Principal Markets and shall not have been suspended from trading on either of such exchanges or markets (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by Vasogen or the Company) nor shall delisting or suspension by either of such exchanges or markets have been threatened or pending either (A) in writing by such exchanges or markets or (B) by falling below the minimum listing maintenance requirements of such exchanges or markets; provided, however, that no threatened or pending delisting or suspension that has been publicly announced and which shall not occur within one (1) month of the applicable date of determination shall be considered when determining whether the Company has satisfied the condition set forth in this clause (ii); (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination (or such lesser period of time since the Issuance Date), Vasogen shall have delivered Conversion Shares upon conversion of the Notes and Warrant Shares upon exercise of the Warrants to the holders on a timely basis as set forth in Section 3(c)(ii) hereof (and analogous provisions under the Other Notes) and Sections 1(c) of the Warrants, unless such failure to deliver shall have occurred only once and shall have been remedied by Vasogen with three (3) Business Days; (iv) any applicable Common Shares to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules and regulations of the Principal Markets; (v) on each day during the period beginning three (3) months prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), the Company (or Vasogen if any such payment was due in Common Shares) shall not have failed to timely make any payments within five (5) Trading Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, rejected publicly by the board of directors (or similar governing body) of Vasogen or the Company, as applicable, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) neither Vasogen nor the Company shall have any knowledge of any fact (other than facts relating exclusively to the Holder that would require updating of the Selling Shareholders or Plan of Distribution section of the Registration Statement) that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any Common Shares issuable upon conversion or redemption of the Notes or payment of Installment Amounts not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (viii) Vasogen and the Company shall be in material compliance with and shall not be in breach of any material provision or covenant, and shall not have breached, as of the Closing Date, any representation or warranty contained in any Transaction Document; and (ix) at the applicable date of determination, Vasogen is not Insolvent (as defined in the Securities Purchase Agreement).

         (q) "Equity Conditions Failure" means that during any period commencing with (i) the delivery of the Company Installment Notice through the applicable Installment Date or Installment Settlement Date, as applicable, or (ii) the delivery of the Maturity Election Notice through the Maturity Settlement Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

         (r) "Exchange Cap Limitation Shares" means (i) with respect to any conversion required pursuant to a Conversion Notice, a number of Common Shares equal to the quotient of the Conversion Amount set forth in such Conversion Notice divided by the Conversion Price and (ii) with respect to any Company Conversion, Mandatory Conversion or LC Conversion, a number of Common Shares equal to the quotient of the Conversion Amount subject to conversion divided by the applicable Unadjusted Company Conversion Price or the applicable Unadjusted Mandatory Conversion Price.

         (s) "Excluded  Securities"  means any Common Shares issued or issuable:
(i) in connection with any Approved Share Plan; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) pursuant to a bona fide firm commitment underwritten public offering which generates gross proceeds to the Company of at least $50,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); (iv) in connection with any strategic acquisition or strategic transaction, including a licensing partnership, development or marketing agreement, whether through an acquisition of shares or a merger of any business, assets or technologies, the primary purpose of which is not to raise equity capital; and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date and have been disclosed in Schedule 3(r) to the Securities Purchase Agreement, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.

         (t) "FDA Approval" means the pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in treatment of chronic heart failure.

         (u) "Fiscal Quarter" means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company's fiscal year that ends on November 30, or such other fiscal quarter adopted by the Company for financial reporting purposes in accordance with GAAP.

         (v) "Fundamental Transaction" means that the Company shall no longer be a wholly-owned subsidiary of Vasogen or that the Company or Vasogen shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or Vasogen, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Vasogen or Vasogen and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or Vasogen or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in Vasogen's industry for such type of transactions and where the board of directors of Vasogen determines, in good faith, that Vasogen shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or
(iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify the Common Shares.

         (w) "GAAP" means Canadian generally accepted accounting principles, consistently applied, as in effect on the Issuance Date.

         (x) "Holder Pro Rata Amount" means a fraction (i) the numerator of which is the Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate principal amount of all Notes issued to the initial purchasers pursuant to the Purchase Agreements on the Closing Date.

         (y) "Indebtedness" of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above. References to Indebtedness of the Company or Vasogen shall mean Indebtedness on a consolidated basis.

         (z) "Initial Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the Installment Date (such period, the "Initial Company Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Company Measuring Period shall yield a price that is less than $1.00, then the Initial Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Company Measuring Period (the "Unadjusted Initial Company Conversion Price"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap, the Company is unable to issue Common Shares on an Installment Date using the Initial Company Conversion Price as calculated pursuant to the foregoing sentence to determine the number of Common Shares to be issued to the Holder as payment of any Company Conversion Amount on any Installment Date, then the Initial Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the applicable Installment Date.

         (aa) "Initial Mandatory Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the third (3rd) Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date using the Initial Mandatory Conversion Price as calculated pursuant to the foregoing sentence, then the Initial Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date.

         (bb) "Initial Maturity Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the Maturity Date (such period, the "Initial Maturity Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Maturity Measuring Period shall yield a price that is less than $1.00, then the Initial Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Maturity Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Date using the Initial Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Date.

         (cc) "Installment Amount" means, as to the initial Installment Date (and, unless otherwise required herein, such amount shall be the Installment Amount to be paid on each subsequent Installment Date), an amount equal to the lesser of (i) (A) the quotient of (x) the aggregate outstanding Principal of this Note divided by (y) the number of whole months from such Installment Date through the Maturity Date and (ii) the Principal amount outstanding under the Note, in each case, plus any accrued and unpaid interest on such amount, as any such Installment Amount may be reduced pursuant to the terms of this Note, whether upon conversion, redemption or otherwise; provided that, for any scheduled Installment Date following the date on which the Maturity Date is extended to October 7, 2010, the Installment Amount shall be recalculated pursuant to the formula in clause (i) using such new Maturity Date and such amount shall be the Installment Amount to be paid on such Installment Date and on each subsequent Installment Date. For any Installment Date on which an Accelerated Amount is to be paid, such Accelerated Amount shall be added to, and considered part of, the applicable Installment Amount.

         (dd) "Installment Balance Conversion Shares" means, for any Installment Date, a number of Common Shares equal to (i) the Post-Installment Conversion Shares for such date minus (ii) the amount of any Pre-Installment Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Installment Conversion Shares exceeds the Post-Installment Conversion Shares for such date (such excess, the "Installment Conversion Shares Excess"), the outstanding Principal under this Note shall be reduced by the product of (x) the Installment Conversion Share Excess and (y) the Company Conversion Price and the Installment Balance Conversion Shares shall equal zero (0).

         (ee) "Installment Date" means, initially, the first (1st) day of the calendar month following the month during which the Canadian Prospectus has become effective and, thereafter, the first (1st) day of each calendar month prior to the Maturity Date.

         (ff) "Interest Principal Amount" means, for any date of determination, the amount equal to (i) the outstanding Principal of this Note on such date minus (ii) the Letter of Credit Amount on such date.

         (gg) "Letter of Credit Amount" means the Holder's Pro Rata Amount of the amount of the letter of credit (the "Letter of Credit") issued in favor of the LC Agent (as defined in the Securities Purchase Agreement), which amount shall initially be $10,000,000, which amount may be reduced pursuant to Section 4(q) of the Securities Purchase Agreement.

         (hh)   "Mandatory   Conversion   Price"  means,   as  of  any  date  of
determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be (such period, the "Mandatory Conversion Measuring Period"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Installment Settlement Date pursuant to Section 8(c) using the Mandatory Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Mandatory Conversion Price"), then the Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Mandatory Conversion Price").

         (ii) "Maturity Balance Conversion Shares" means a number of Common Shares equal to (i) the Post-Maturity Conversion Shares for such date minus (ii) the amount of any Pre-Maturity Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Maturity Conversion Shares exceeds the Post-Maturity Conversion Shares for such date (such excess, the "Maturity Conversion Shares Excess"), then the Maturity Balance Conversion Shares shall equal zero (0).

         (jj) "Maturity Conversion Price" means that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days beginning on the Trading Day immediately following the Maturity Date (such period, the "Maturity Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Maturity Conversion Measuring Period shall yield a price that is less than $1.00, then the Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Maturity Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Settlement Date using the Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Settlement Date.

         (kk) "Maturity Date" means October 7, 2007; provided that such date shall be extended to October 7, 2010 in the event that the FDA Approval is granted; provided, however, that the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date; provided, further, that such date shall be shortened by the number of months equal to the quotient of (A) any Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount) paid on any Installment Date hereunder divided by (B) the applicable Installment Amount paid on the Installment Date related to such Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount and less any Accelerated Amount that would otherwise be included therein) on the Installment Date related to such Accelerated Amount, rounded down to the nearest whole number.

         (ll) "NASDAQ" means whichever of the Nasdaq National Market or The Nasdaq SmallCap Market on which the Common Shares are traded.

         (mm) "Net Cash Balance" means, at any date, (i) an amount equal to the aggregate amount of cash, cash equivalents (including cash collateralizing the Letter of Credit and not including other restricted cash) and marketable securities, consisting of corporate bonds, commercial paper and medium-term notes, as shown or reflected in the notes to Vasogen's consolidated balance sheet as at such date minus (ii) the unpaid principal balance of any Indebtedness for borrowed money (excluding Indebtedness under the Notes).

         (nn) "Net Cash Balance Threshold" means, for any date of determination, an amount equal to 110% of the outstanding aggregate Principal amount of the Notes on such date.

         (oo) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (pp) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security are quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (qq) "Permitted Indebtedness" means (i) Indebtedness incurred by the Company, Vasogen or their Subsidiaries that is pari passu with, or is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note (any such subordination to be reflected in a written agreement acceptable to the Required Holders and approved by the Required Holders in writing) and which Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later, (ii) Indebtedness secured by Permitted Liens, (iii) Indebtedness to trade creditors incurred in the ordinary course of business,
(iv) intercompany Indebtedness amongst the Company, Vasogen and their respective Subsidiaries which Indebtedness is subordinate in right of payment to the Indebtedness evidenced by this Note and (v) Indebtedness the proceeds of which are used to redeem, repay or otherwise retire the Notes, in whole or in part; provided that in the event such Indebtedness is not used to redeem, repay or retire the Notes in full, such Indebtedness shall rank junior to the Notes in accordance with Section 16(a).

         (rr) "Permitted Liens" means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and (iv) Liens (A) upon or in any equipment, inventory or other assets acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment, inventory or other assets or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment, inventory or other assets at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, inventory or other assets.

         (ss) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (tt) "Post-Installment Conversion Shares" means, for any Installment Date, that number of Common Shares equal to the applicable Company Conversion Amount for such Installment Date divided by the Company Conversion Price (without taking into account the delivery of any Pre-Installment Conversion Shares), rounded up to the nearest whole Common Share.

         (uu) "Post-Maturity Conversion Shares" means that number of Common Shares equal to the outstanding Principal on the Maturity Date divided by the Maturity Conversion Price (without taking into account the delivery of any Pre-Maturity Conversion Shares), rounded up to the nearest whole Common Share.

         (vv) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (ww) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Subscription Date, by and among the Company, Vasogen, Vasogen, Corp. and the initial holders of the Other Notes.

         (xx) "Redemption Notices" means, collectively, the Event of Default Redemption Notices, Change of Control Redemption Notices, any Company Installment Notices (in the event a Company Redemption is elected in any such notices), Mandatory Redemption/Conversion Notices (in the event a Mandatory Redemption is elected in any such notices) and LC Redemption/Conversion Notices (in the event an LC Redemption is elected in any such notice) and, each of the foregoing, individually, a Redemption Notice.

         (yy) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (vi) and (ix) - (xiii), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vii) - (viii), 100%.

         (zz) "Redemption Prices" means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, any Company Installment Redemption Price (in the event a Company Redemption is elected with respect to any Installment Date), Mandatory Redemption Price and LC Redemption Price and, each of the foregoing, individually, a Redemption Price.

         (aaa) "Registration Rights Agreement" means that certain registration rights agreement dated as of the Subscription Date by and among Vasogen and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Shares issuable upon conversion of the Notes and exercise of the Warrants.

         (bbb)  "Required  Holders" means the holders of Notes  representing  at
least  a  majority  of  the  aggregate   principal  amount  of  the  Notes  then
outstanding.

         (ccc) "SEC" means the United States Securities and Exchange Commission.

         (ddd) "Securities Purchase Agreement" means that certain securities purchase agreement dated as of the Subscription Date by and among the Company, Vasogen, Vasogen, Corp. and the initial Holder of this Note pursuant to which the Company issued this Note.

         (eee) "Subscription Date" means October 7, 2005.

         (fff) "Successor Entity" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (ggg) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (hhh) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Note.

         (iii) "TSX" means the Toronto Stock Exchange.

         (jjj) "Trading Day" means any day on which the Common Shares is traded on the Principal Markets, or, if the Principal Markets are not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that "Trading Day" shall not include any day on which the Common Shares is scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on any such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

         (kkk) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (lll) "Warrants" has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

         (mmm) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 25. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      (33) VASOGEN'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of Vasogen to issue Common Shares to the Holder's account with DTC so long as Vasogen has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), Vasogen shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

      (34) DISCLOSURE. Upon receipt or delivery by the Company or Vasogen of any notice in accordance with the terms of this Note, unless Vasogen has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries, Vasogen shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 6-K or otherwise and through analogous legal disclosure in accordance with Canadian securities laws. In the event that Vasogen believes that a notice contains material, nonpublic information, relating to Vasogen or its Subsidiaries, Vasogen shall indicate to such Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

SIGNED,  SEALED AND DELIVERED BY
KEVIN  DONOVAN AS A DEED FOR AND
ON  BEHALF  OF  VASOGEN  IRELAND
LIMITED  PURSUANT  TO A POWER OF
ATTORNEY
                                        ----------------------------------------



Signature of Witness:
                     -------------------------

Name:
     -----------------------------------------

Address:
        --------------------------------------

Occupation:
           -----------------------------------



ACKNOWLEDGED AND AGREED:

VASOGEN INC.


By:
    ------------------------------------------
        Name:

        Title:

        Address:

                                   Exhibit 6d

            Senior Convertible Note - Capital Ventures International

         (exhibits and schedules attached to Kings Road Investments Ltd.
                        Senior Convertible Note omitted)

                                 (see attached)

                            SENIOR CONVERTIBLE NOTE

THE COMPANY HAS NOT OFFERED OR SOLD, AND WILL NOT OFFER OR SELL, THIS NOTE IN IRELAND IN CIRCUMSTANCES THAT WOULD CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW (AS DEFINED IN THE INVESTMENT FUNDS, COMPANIES AND MISCELLANEOUS PROVISIONS ACT, 2005) OR AN INVITATION TO THE PUBLIC (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE AND NOTHING HEREIN CONTAINED SHALL BE CONSTRUED AS CONSTITUTING AN OFFER OF THIS NOTE TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW OR AN "INVITATION TO THE PUBLIC" (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE.

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT) (I) IN THE ABSENCE OF
(A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION THE HOLDER OF (A) THE SECURITIES REPRESENTED HEREBY WILL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE THE LATER OF: (I) FEBRUARY 8, 2006 AND (II) FOUR MONTHS AND A DAY AFTER THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA; AND (B) THE SECURITIES ISSUABLE UPON CONVERSION HEREOF SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 20(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

                            VASOGEN IRELAND LIMITED

                            SENIOR CONVERTIBLE NOTE


Issuance Date:  October 7, 2005                      Principal:  U.S. $4,500,000
                                                     Note Certificate Number A-4

      FOR VALUE RECEIVED, Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), hereby promises to pay to CAPITAL VENTURES INTERNATIONAL or registered assigns ("Holder") the amount set out above as the Principal (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date, on any Installment Date with respect to the Installment Amount due on such Installment Date (each, as defined herein), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Interest Principal Amount at the rate of 6.45% per annum (the "Interest Rate"), from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon an Interest Date (as defined below), any Installment Date, the Maturity Date, acceleration, conversion, redemption or otherwise (in each case, in accordance with the terms hereof). This Senior Convertible Note (including all Senior Convertible Notes issued in exchange, transfer or replacement hereof, this "Note") is one of an issue of Senior Convertible Notes issued pursuant to the Purchase Agreements on the Closing Date (collectively, the "Notes" and such other Senior Convertible Notes, the "Other Notes"). Certain capitalized terms used herein are defined in Section 32.

      (1) PAYMENTS OF PRINCIPAL.

         (a) On each Installment Date the Company shall pay to the Holder an amount equal to the Installment Amount due on such Installment Date in accordance with Section 8. On the Maturity Date, the Holder shall surrender the Note to the Company and the Company shall pay to the Holder, (i) an amount in Common Shares, or, at the option of the Company, in cash, representing all outstanding Principal and (ii) an amount in cash equal to the accrued and unpaid Interest thereon; provided that Principal shall be payable in Common Shares on the Maturity Date if, and only if, there has been no Equity Conditions Failure. On or prior to the eighth (8th) Trading Day prior to the Maturity Date (the "Maturity Election Notice Due Date"), the Company shall deliver a written notice to the Holder (x) specifying whether the Principal shall be paid on the Maturity Date in Common Shares or cash and (y) if the Principal is to be paid in Common Shares, certifying that there has been no Equity Conditions Failure. Principal to be paid on the Maturity Date and on the Maturity Settlement Date (as defined below) in Common Shares shall be paid in a number of fully paid and nonassessable (rounded to the nearest whole share in accordance with Section 3(a)) Common Shares.

         (b) If the Company shall pay the Principal on the Maturity Date in Common Shares, then on the Maturity Date (i) (A) provided that Vasogen's transfer agent (the "Transfer Agent") is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction

Vasogen shall or shall cause the Transfer Agent to, credit a number of Common Shares equal to the quotient of the outstanding Principal due on such date divided by the Initial Maturity Conversion Price (the "Pre-Maturity Conversion Shares") to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the foregoing shall not apply, Vasogen shall issue and deliver, to the address set forth in the register maintained by Vasogen for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to Vasogen at least three (3) Trading Days prior to the Maturity Date, a certificate, registered in the name of the Holder or its designee, for the number of Pre-Maturity Conversion Shares to which the Holder shall be entitled and (ii) the Company shall pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid interest on such Principal. On the third (3rd) Trading Day immediately after the end of the Maturity Conversion Measuring Period (the "Maturity Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Common Shares, if any, equal to the Maturity Balance Conversion Shares. If an Event of Default or Equity Conditions Failure occurs during the Maturity Conversion Measuring Period, then, at the Holder's option, either (x) the Holder may require the Company to pay the Principal amount of the Note outstanding on the Maturity Date (including any Principal amount represented by Pre-Maturity Conversion Shares that shall be returned to the Company and which Principal amount shall be reduced to the extent any such Common Shares are not returned to the Company) in cash on the Maturity Settlement Date and, in conjunction with receipt of such cash payment, shall return any Pre-Maturity Conversion Shares delivered to the Holder which the Holder has not otherwise sold, transferred or disposed of or (y) the Company shall pay to the Holder in cash on the Maturity Settlement Date an amount equal to the difference between (1) the Principal outstanding on the Maturity Date minus (2) the product of (A) the Principal outstanding on the Maturity Date multiplied by (B) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (y), such amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Maturity Conversion Measuring Period.

         (c) No prepayment of Principal shall be permitted except as expressly provided herein.

      (2) INTEREST; INTEREST RATE. Interest on the applicable Interest Principal Amount of this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 360-day year comprised of twelve 30-day months and shall be payable on each Installment Date and on the Maturity Date (each an "Interest Date"). Interest shall be payable on each Interest Date in cash. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate. Upon the occurrence and during the continuance of an Event of Default, the Interest Rate shall be increased to twelve percent (12.0%) (the "Default Rate"). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default. Interest on overdue interest shall accrue at the same rate compounded quarterly.

      (3) CONVERSION OF NOTES. This Note shall be convertible into common shares of Vasogen Inc. ("Vasogen"), without par value (the "Common Shares"), on the terms and conditions set forth in this Section 3.

         (a) Conversion Right. Subject to the provisions of Section 3(d)(i), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Common Shares in accordance with
Section 3(c), at the Conversion Rate (as defined below). Vasogen shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, Vasogen shall round such fraction of a Common Share up to the nearest whole share.

         (b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (such number of shares, the "Conversion Rate").

            (i)  "Conversion  Amount"  means the portion of the  Principal to be
converted,   amortized,  redeemed  or  otherwise  with  respect  to  which  this determination is being made.

            (ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination a price equal to $3.00, subject to adjustment as provided herein.

         (c) Mechanics of Conversion.

            (i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date, the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., New York Time and transmit by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement, on the third (3rd) Trading Day prior to such date (a "Conversion Date"), a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to Vasogen and with a copy to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first
(1st) Trading Day following the date of receipt of a Conversion Notice, Vasogen and the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Transfer Agent. On or before the third
(3rd) Trading Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), (1) (x) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, Vasogen shall issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled and (2) the Company shall pay to the Holder in cash an amount equal to the accrued and unpaid Interest up to and including the Conversion Date on the Conversion Amount. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date. In the event of a partial conversion of this Note pursuant hereto, the principal amount converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the Conversion Notice.

            (ii) Failure to Timely Convert. If Vasogen shall fail to issue a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the Share Delivery Date (a "Conversion Failure"), then (A) the Company shall pay damages to the Holder for each day of such Conversion Failure in an amount equal to 1.5% of the product of (I) the number of Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Weighted Average Price of the Common Shares on the Share Delivery Date or (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, where the Holder has chosen not to void its Conversion Notice, if on or prior to the Share Delivery Date, Vasogen shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon such holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other reasonable out-of-pocket expenses, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point Vasogen's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly have Vasogen honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares times (B) the Weighted Average Price on the Conversion Date. In the event that (1) the Holder has chosen to void its Conversion Notice and (2) the Holder, prior to voiding such Conversion Notice, purchased (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three

(3) Trading Days after the Holder's request, pay cash to the Holder in an amount equal to the excess (if any) of (x) the Buy-In Price over the (y) the aggregate consideration received by the Holder in the sale of such Common Shares.

            (iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender. The Holder and the Company shall maintain records showing the Principal converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

            (iv) Pro Rata Conversion; Disputes. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and Vasogen can convert some, but not all, of such portions of the Notes submitted for conversion, subject to Section 3(d), the Company shall direct Vasogen to, and upon such direction Vasogen shall, convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Common Shares issuable to the Holder in connection with a conversion of this Note, Vasogen shall issue to the Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 25.

         (d) Limitations on Conversions.

            (i) Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such conversion; provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10. For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates and joint actors shall include the number of Common Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates or joint actors and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of Vasogen and the Company (including, without limitation, any Other Notes or warrants), which in each case are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this Section 3(d)(i), beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Section 3(d)(i), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (x) Vasogen's most recent Form 40-F or Form 6-K, as the case may be, (y) a more recent public announcement by Vasogen or (z) any other notice by the Company, Vasogen or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, Vasogen shall within two (2) Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of Vasogen and the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company and Vasogen, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and Vasogen, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes;
provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10 without regard to the Maximum Percentage as adjusted.

            (ii) Principal Market Regulation. Vasogen shall not be obligated to issue any Common Shares upon conversion, amortization or redemption of this Note, and the Holder of this Note shall not have the right to receive upon conversion, amortization or redemption of this Note any Common Shares (and only such Common Shares), if the issuance of such Common Shares would exceed the aggregate number of Common Shares which Vasogen may issue upon conversion, amortization or redemption, or exercise, as applicable, of the Notes and Warrants without breaching Vasogen's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company or Vasogen (A) obtains the approval of the Principal Market (in the case of the TSX) or Vasogen's shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no purchaser of the Notes pursuant to the Purchase Agreements (the "Purchasers") shall be issued in the aggregate, upon conversion or exercise, as applicable, of Notes or Warrants, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to such Purchaser pursuant to the applicable Purchase Agreement on the Closing Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Purchase Agreements on the Closing Date (with respect to each Purchaser, the "Exchange Cap Allocation"). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser's Notes, the transferee shall be allocated a pro rata portion of such Purchaser's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder's Notes into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap

Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder. For purposes of clarification, with respect to any Exchange Cap relating to the TSX, no holder of Notes shall be issued in the aggregate upon conversion (including pursuant to any Company Conversion, Mandatory Conversion or LC Conversion) of the Notes or exercise of the Warrants or upon payment of Principal on the Notes on the Maturity Date, any Common Shares at a discount to the market price (as defined for purposes of the TSX) at the time of issuance of such shares in excess of such holder's Exchange Cap Allocation.

         (e) Payment in Lieu of Conversion Above Exchange Cap Limitation. If at any time while this Note is outstanding, the Holder delivers a Conversion Notice, and as a result of the application of an Exchange Cap, Vasogen is unable to issue any Common Shares upon such conversion at the applicable Conversion Price, then the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall, deliver to the Holder on the Conversion Date a number of Common Shares equal to the quotient of the Conversion Amount stated in such Conversion Notice divided by the Adjusted Conversion Price (the "Adjusted Conversion Shares") and (ii) pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (A) the number of Exchange Cap Limitation Shares in connection with such conversion multiplied by (B) the excess (if any) of (1) such Adjusted Conversion Price over (2) the Conversion Price (the "Conversion Make-Whole"). Notwithstanding the foregoing, in the event that the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to honor the Holder's Conversion Notice by both the delivery of the Adjusted Conversion Shares and the payment of the Conversion Make-Whole in cash, then the Company shall pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (x) the number of Exchange Cap Limitation Shares and (y) the Adjusted Conversion Price (the "Exchange Cap Redemption Payment"). If the Company shall fail to deliver to the Holder the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment, as applicable, on or prior to the date such delivery and/or payment is due, the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice or for which the Holder has not received the Adjusted Conversion Shares and the Conversion Make-Whole or the Exchange Cap Redemption Payment, as applicable.

      (4) RIGHTS UPON EVENT OF DEFAULT.

         (a) Event of Default. Each of the following events shall constitute an "Event of Default":

            (i) the failure of (A) any Common Shares issued or issuable upon conversion, as part of any Installment Amount or as part of any Accelerated Amount to be freely tradable under Canadian law on the TSX (subject to any restrictions on disposition by the holder of a control block) on or after February 8, 2006, or, thereafter, the Common Shares of any holder of Notes shall cease to be freely tradable under Canadian law on the TSX and such lapse continues for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period or (B) the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is sixty (60) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order by the SEC) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of twenty (20) consecutive days or for more than an aggregate of forty (40) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

            (ii) the suspension from trading on all of the Eligible Markets on which the Common Shares are listed or failure of the Common Shares to be listed on at least one Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period;

            (iii) Vasogen's (A) failure to cure a Conversion Failure by delivery of the required number of Common Shares within ten (10) Trading Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Common Shares that is tendered in accordance with the provisions of the Notes;

            (iv) at any time following the tenth (10th) consecutive Trading Day that the number of Common Shares that are authorized for issuance to the Holder is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

            (v) the Company's failure (or Vasogen's failure if any such amounts are due in Common Shares) to pay to the Holder any amount of Principal
(including, without limitation, the Company's failure to pay any redemption or make-whole payments), Interest or other amounts when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreement), except, in the case of a failure to pay Interest or other amounts due under the Transaction Documents (other than Principal) when and as due, in which case only if such failure continues for a period of at least three (3) Trading Days;

            (vi) the occurrence of (A) any material default under any Indebtedness of Vasogen or any of its Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement) in an aggregate principal amount of $5,000,000 or greater or (B) any redemption of or acceleration prior to maturity of Indebtedness of Vasogen or any of its Subsidiaries in an aggregate principal amount of $5,000,000 or greater, in each case of (A) or (B) other than with respect to any Other Notes;

            (vii) Vasogen or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or any similar Federal, foreign or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, interim receiver, receiver and manager, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

            (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against Vasogen or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of Vasogen or any of its Subsidiaries or (C) orders the liquidation of Vasogen or any of its Subsidiaries;

            (ix) a final judgment or judgments for the payment of money aggregating in excess of $5,000,000 are rendered against Vasogen or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $5,000,000 amount set forth above so long as Vasogen provides the Holder a copy of its policy with such insurer or indemnity provider where such judgment is clearly covered by insurance or an indemnity and Vasogen will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

            (x) other than as set forth in item (xi) below, the Company, Vasogen or any Guarantor breaches in any material respect any representation, warranty, covenant or other term or condition of any Transaction Document, except, (A) in the case of a breach of a representation and warranty, such representation and warranty need only have been true and correct as of the Closing Date, and (B) in the case of breach of a covenant which is curable, only if such breach continues for a period of at least fifteen (15) consecutive Trading Days following the earlier of (A) the day on which the Company, Vasogen or such Guarantor becomes, or should have become, aware of such breach and (B) the day on which the Company or Vasogen receives written notice of such breach from the Holder or any holder of Other Notes;

            (xi) any breach or failure in any respect to comply with either of Sections 8 or 16 of this Note (including any failure to maintain the Net Cash Balance as required by Section 16(e)), except, in the case of a breach or failure to comply with Sections 16(b), (c) or (d), there shall be a one (1) time opportunity to cure a single breach or failure under one of such sections within three (3) Business Days after the date the Company knows or should have known of such breach or failure provided that such cure period does not exceed, in the aggregate, six (6) Business Days from the date of the occurrence of any such breach or failure;

            (xii) (A) any Guarantee at any time for any reason shall cease to be in full force and effect or shall cease to be enforceable in respect of its material terms or (B) any Guarantor shall assert that its Guarantee is invalid or unenforceable; or

            (xiii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

         (b) Redemption Right. Promptly after the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the Weighted Average Price of the Common Shares on the date immediately preceding such Event of Default (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. In the event of a partial redemption of this Note pursuant hereto, the Principal amount redeemed shall be deducted from the Installment Amounts relating to the applicable Installment Dates as set forth in the Event of Default Redemption Notice.

      (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

         (a) Assumption. Neither the Company nor Vasogen shall enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company and Vasogen, as applicable, under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the Interest Rates of the Notes held by such holder, having similar conversion rights as the Notes (specifying, without limitation, that such security is convertible into common shares of the Successor Entity) and having similar ranking to the Notes, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" and "Vasogen", as applicable, shall refer instead to the Successor Entity), and may exercise every right and power of the Company and Vasogen and shall assume all of the obligations of the Company and Vasogen under this Note with the same effect as if such Successor Entity had been named as the Company or Vasogen, as the case maybe, herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Note; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon conversion or redemption; provided, further, however, that no such election by the Holder shall be construed to require the conversion or redemption of this Note in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company or
Vasogen, as applicable, shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.

         (b) Redemption Right. No sooner than fifteen (15) days nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"). At any time during the period (the "Change of Control Period") beginning after the Holder's receipt of a Change of Control Notice and ending on the date that is twenty (20) Trading Days after the consummation of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate (i) the Conversion Amount the Holder is electing to redeem and (ii) whether the Holder is requiring the Company to pay the Change of Control Redemption Price in cash or by delivery of Common Shares. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (x) 115% of the sum of (1) the Conversion Amount being redeemed and (2) the amount of any accrued but unpaid Interest thereon through the date of such redemption payment and (y) the sum of (A) the product of (1) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Common Share to be paid to the holders of the Common Shares upon consummation of the Change of Control and (2) the quotient determined by dividing (I) the Conversion Amount being redeemed by (II) the Conversion Price plus (B) the amount of any accrued but unpaid Interest on the Conversion Amount being redeemed through the date of such redemption payment (the "Change of Control Redemption Price"). In the event the Holder has elected to receive the Change of Control Redemption Price in Common Shares, Vasogen shall deliver, within three (3) Trading Days of receipt of the Holder's Change of Control Redemption Notice, to the Holder's account with DTC on the Change of Control Redemption Date (as defined in Section 14) a number of Common Shares equal to the quotient of (aa) the applicable Change of Control Redemption Price divided by (bb) the Change of Control Conversion Price, rounded to the nearest whole Common Share; provided that if the Change of Control Redemption Date would fall on a date that is after the consummation of the applicable Change of Control, then Vasogen shall not deliver Common Shares to the Holder but rather the Company shall pay the Change of Control Redemption Price to the Holder in cash. Redemptions made in cash as required by this
Section 5 shall be made in accordance with the provisions of Section 14 and shall have priority to payments to shareholders in connection with a Change of Control. Notwithstanding anything to the contrary in this Section 5, until the Change of Control Redemption Price (together with any interest thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(c) may be converted, in whole or in part, by the Holder into Common Shares, or in the event the Conversion Date is after the consummation of the Change of Control, shares or equity interests of the Successor Entity substantially equivalent to the Common Shares pursuant to Section 3.

      (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS. If at any time Vasogen grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 7 below in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

      (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

         (a) Adjustment of Conversion Price upon Issuance of Common Shares. If and whenever on or after the Subscription Date, Vasogen issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of Vasogen, but excluding Common Shares deemed to have been issued or sold by Vasogen in connection with any Excluded Security) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the product of (A) the Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by Vasogen upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed

Outstanding   immediately  after  such  Dilutive   Issuance.   For  purposes  of
determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

            (i) Issuance of Options. If Vasogen in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by Vasogen at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 7(a)(i), the "lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company or Vasogen in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company or Vasogen, as the case may be, at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities, the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 7(a)(ii), the "lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Shares changes at any time, the Conversion Price in effect at the time of such change shall be re-adjusted (but to no greater extent than originally adjusted) to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of Vasogen, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by Vasogen therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by Vasogen in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by Vasogen will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by Vasogen will be the Weighted Average Price of such securities on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which Vasogen is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 7(d), if Vasogen takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment of Conversion Price upon Subdivision or Combination of Common Shares. If Vasogen at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If Vasogen at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment made pursuant to this Section 7(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then Vasogen's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

         (d) Abandoned Dividends or Distributions. If Vasogen shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Conversion Price shall be required by reason of the taking of such record.

         (e) Holder's Right of Alternative Conversion Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 7, if Vasogen in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Subscription Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), Vasogen or the Company shall provide written notice thereof via facsimile and overnight courier to the Holder on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date Vasogen issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of this Note by it by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder's election to rely on a Variable Price for a particular conversion of this Note shall not obligate the Holder to rely on a Variable Price for any future conversions of this Note.

      (8) COMPANY INSTALLMENT CONVERSION OR REDEMPTION.

         (a)  General.  Subject  to and in  accordance  with  the  terms of this
Section 8, on each applicable Installment Date, the Company shall pay to the Holder of this Note the Installment Amount as of such Installment Date by the combination of any of the following, (i) provided that there has been no Equity Conditions Failure, requiring the conversion of all or any portion of the applicable Installment Amount, in accordance with this Section 8 (a "Company Conversion"), and/or (ii) redeeming for cash all or any portion of the applicable Installment Amount in accordance with this Section 8 (a "Company Redemption"); provided that all of the outstanding applicable Installment Amount as of each such Installment Date must be converted or redeemed by the Company on the applicable Installment Date, subject to the provisions of this Section 8. Unless the Company Installment Notice (as defined below) indicates otherwise or if there is an Equity Conditions Failure, the entire Installment Amount to be paid on such Installment Date shall be paid through a Company Conversion. On or prior to the date which is the eighth (8th) Trading Day prior to each Installment Date (each, an "Installment Notice Due Date"), the Company shall deliver written notice (each, a "Company Installment Notice"), to the Holder which Company Installment Notice shall state (i) the portion, if any, of the applicable Installment Amount to be converted pursuant to a Company Conversion (the "Company Conversion Amount"), (ii) the portion, if any, of the applicable Installment Amount which the Company elects to redeem pursuant to a Company Redemption (the "Company Redemption Amount") and (iii) unless the Company has elected to pay the applicable Installment Amount entirely through a Company Redemption, the Company Installment Notice shall certify that the Equity Conditions have been satisfied as of the date of the Company Installment Notice. Each Company Installment Notice whether actually given or deemed given shall be irrevocable. Except as expressly provided in this Section 8(a), the Company shall redeem and convert the applicable Installment Amount of this Note pursuant to this Section 8 and the corresponding Installment Amounts of the Other Notes pursuant to the corresponding provisions of the Other Notes in the same ratio of the Installment Amount being redeemed and converted hereunder. The Company Redemption Amount (whether set forth in the Company Installment Notice or by operation of this Section 8) shall be redeemed in accordance with Section 8(b) and the Company Conversion Amount shall be converted in accordance with Section 8(c).

         (b) Mechanics of Company Redemption. If the Company elects, or is deemed to have elected, a Company Redemption in accordance with Section 8(a), then the Company Redemption Amount, if any, which is to be paid to the Holder on the applicable Installment Date shall be redeemed by the Company on such Installment Date upon payment by the Company to the Holder on such Installment Date, by wire transfer of immediately available funds, an amount in cash (the "Company Installment Redemption Price") equal to 100% of the Company Redemption Amount. If the Company fails to redeem the Company Redemption Amount on the applicable Installment Date by payment of the Company Installment Redemption Price on such date, then at the option of the Holder designated in writing to the Company (any such designation, a "Conversion Notice" for purposes of this Note), the Holder may require the Company to convert all or any part of the Company Redemption Amount at the Company Conversion Price. Conversions required by this Section 8(b) shall be made in accordance with the provisions of Section 3(c).
Notwithstanding  anything to the contrary in this Section  8(b),  but subject to
Section 3(d), until the Company Installment Redemption Price (together with any interest thereon) is paid in full, the Company Redemption Amount (together with any interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert all or any portion of the Company Redemption Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Redemption Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

         (c) Mechanics of Company Conversion.

            (i) If the Company pays any part of an Installment Amount pursuant to a Company Conversion in accordance with Section 8(a), then on the third (3rd) Trading Day immediately preceding the Installment Date the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder, for delivery on or prior to the Installment Date, to the Holder's account with DTC a number of Common Shares equal to the quotient of (x) such Company Conversion Amount (minus accrued and unpaid Interest included in such amount) divided by (y) the Initial Company Conversion Price (the "Pre-Installment Conversion Shares"), rounded to the nearest whole Common Share and (ii) pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid Interest included in such Company Conversion Amount. On the third (3rd) Trading Day immediately after the end of the Company Conversion Measuring Period (the "Installment Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Conversion Shares, if any, equal to the Installment Balance Conversion Shares. If an Event of Default occurs during any applicable Company Conversion Measuring Period and the Holder elects an Event of Default Redemption in accordance with Section 4(b), then, at the Holder's option, either (A) the Holder, upon receipt of the Event of Default Redemption Price (which Redemption Price includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which Redemption Price shall be reduced to the extent any such Common Shares are not returned to the Company), shall return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) the Conversion Amount used to calculate the Event of Default Redemption Price shall be reduced by the product of (1) the Company Conversion Amount applicable to such Installment Date multiplied by (2) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (B), the Event of Default Redemption Price shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period.

            (ii) Subject to the provisions of the following sentence, if there is an Equity Conditions Failure, then at the option of the Holder designated in writing to the Company, the Holder may require the Company to satisfy the payment of the relevant

Installment Amount in one of the following ways or a combination of both: (x) the Company shall redeem all or any part designated by the Holder of the unconverted Company Conversion Amount (such designated amount is referred to as the "First Redemption Amount") on such Installment Date or Installment Settlement Date, as applicable, by paying to the Holder on such Installment Date or Installment Settlement Date, as applicable, by wire transfer of immediately available funds, an amount in cash equal to 125% of such First Redemption Amount, or (y) the Company Conversion shall be null and void with respect to all or any part designated by the Holder of the unconverted Company Conversion Amount (other than any amount redeemed under clause (x) of this Section 8(c)(ii)) and the Holder shall be entitled to all the rights of a holder of this Note with respect to such amount of the Company Conversion Amount; for the avoidance of doubt, Vasogen's failure to issue Common Shares with respect to any Company Conversion Amount due to an Equity Conditions Failure shall not be deemed an Event of Default hereunder so long as the Company otherwise complies with the Holder's written designation in respect of the options set forth in (x) and (y) above with respect to such Company Conversion Amount. In the event of an Equity Conditions Failure, at the Holder's option, either (A) the Holder shall, upon receipt of a First Redemption Amount (which amount includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which First Redemption Amount shall be reduced to the extent any such Common Shares are not returned to the Company), return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) any related First Redemption Amount shall be reduced by the product of (I) the Company Conversion Amount applicable to such Installment Date multiplied by (II) the Conversion Share Ratio and, notwithstanding the foregoing sentence, in the case of this clause (B), such First Redemption Amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period. If the Company fails to redeem any First Redemption Amount on or before the applicable Installment Date or Installment Settlement Date, as applicable, by payment of such amount on the applicable Installment Date or Installment Settlement Date, as applicable, then the Holder shall have the rights set forth in Section 14(a) as if the Company failed to pay the applicable Company Redemption Price and all other rights under this Note (including, without limitation, such failure constituting an Event of Default described in
Section 4(a)(xi)). Notwithstanding anything to the contrary in this Section 8(c), but subject to 3(d), until Vasogen delivers Common Shares representing the Company Conversion Amount to the Holder, the Company Conversion Amount may be converted by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert the Company Conversion Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Conversion Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

            (iii) If, in connection with any Company Conversion, Vasogen is unable to issue at the applicable Unadjusted Company Conversion Price all the Common Shares that, but for the application of the Exchange Cap, Vasogen would have been required to issue, then (A) Vasogen shall deliver to the Holder Common Shares in accordance with Section 8(c)(i) and (B) the Company shall pay to the Holder in cash, within ten (10) Trading Days of the applicable Installment Settlement Date, an amount equal to the product of (1) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date and (2) the excess (if any) of (x) such Adjusted Company Conversion Price over (y) the Conversion Price (the "Company Conversion Make-Whole"). Notwithstanding the foregoing, in connection with such Company Conversion, if the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to effect a Company Conversion by both the delivery by Vasogen to the Holder of Common Shares and the payment by the Company of the Company Conversion Make-Whole in cash, then (1) the Company shall pay to the Holder, in cash, on the Installment Settlement Date, an amount (the "Exchange Cap Installment Payment") equal to the product of (A) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date multiplied by (B) such Adjusted Company Conversion Price and upon such payment the Company's and Vasogen's obligations to such Holder with respect to such Company Conversion shall be deemed to be fully satisfied, and (2) such Holder shall return to Vasogen on or before such Installment Settlement Date any Common Shares issued to such Holder by Vasogen in connection with such Company Conversion; provided that in the event that the Holder cannot return any such Common Shares to Vasogen, the Company shall pay to the Holder, in lieu of the foregoing, an amount in cash equal to the difference between (x) the Exchange Cap Installment Payment and (y) the product of (I) the number of Pre-Installment Conversion Shares issued to the Holder multiplied by (II) the applicable Unadjusted Initial Company Conversion Price.

         (d) Accelerated Amounts. The Company may, at its option (the "Accelerated Payment Option"), (x) in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to date the of delivery of the Company Installment Notice exceeds $1.00, increase the amount of the Installment Amount to be paid on the applicable Installment Date by up to $900,000 plus accrued and unpaid Interest on such amount or (y) at any one time during each of 2005, 2006 or 2007, in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to the date of delivery of the Company Installment Notice exceeds $4.00 on NASDAQ, increase the applicable Installment Amount to be paid on the applicable Installment Date by an amount equal to up to 40% of the aggregate Principal amount (excluding the Letter of Credit Amount) of this Note then outstanding plus accrued and unpaid Interest on such amount (any such amount described in clauses (x) or (y) which exceeds the applicable Installment Amount, an "Accelerated Amount"). In order for the Company to exercise any Accelerated Payment Option, (1) the applicable Accelerated Amount shall be added to the Installment Amount to be paid to the Holder in any Company Redemption and/or Company Conversion on the applicable Installment Date pursuant to this Section 8 and (2) Vasogen shall issue the appropriate number of Accelerated Payment
Options Warrants on the applicable Installment Date. If the Company exercises any such Accelerated Payment Option, the applicable Company Installment Notice delivered to the holders of the Notes pursuant to Section 8(a) shall also state that (1) the Company is exercising the Accelerated Payment Option and describe the basis on which the Company is making such exercise, (2) state the aggregate Accelerated Amount that shall be paid to the holders of all Notes on the Installment Date and (3) state the number of Accelerated Payment Option Warrants Vasogen anticipates issuing to the Holder on the applicable Installment Date. Each Accelerated Amount shall be deducted from the Installment Amounts to be paid on the last scheduled Installment Date hereunder.

         (e) Pro Rata Acceleration Requirement. If the Company elects to exercise the Accelerated Payment Option pursuant to Section 8(d), then it must simultaneously take the same action (and in the same proportion of the Accelerated Amount) with respect to the Other Notes.

      (9) COMPANY'S RIGHT OF MANDATORY REDEMPTION/CONVERSION.

         (a) Mandatory Redemption/Conversion. If at any time from and after the first (1st) anniversary of the Issuance Date (the "Mandatory Redemption/Conversion Eligibility Date"), (i) the Weighted Average Price of the Common Shares exceeds 175% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the Mandatory Redemption/Conversion Eligibility Date (the "Mandatory Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the Mandatory Redemption/Conversion Notice Date (as defined below) through and including the Mandatory Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any Mandatory Conversion, the Company shall have the right, provided the Mandatory Redemption/Conversion is met on and as of the Mandatory Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Redemption") and/or (ii) require the conversion of all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Conversion"). The portion of this Note subject to redemption pursuant to this Section 9 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed on the Mandatory Redemption/Conversion Date plus any accrued and unpaid Interest thereon through the Mandatory Redemption/Conversion Date (the "Mandatory Redemption Price"). The Company may exercise its right to require a Mandatory Redemption and/or a Mandatory Conversion under this Section 9(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "Mandatory Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "Mandatory Redemption/Conversion Notice Date") and each Mandatory
Redemption/Conversion Notice shall be irrevocable. The Mandatory Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "Mandatory Redemption/Conversion Amount") which the Company has elected to be subject to Mandatory Redemption and/or Mandatory Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount that the Company is requiring to be converted pursuant to a Mandatory Conversion, (the "Mandatory Conversion
Amount"), (3) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount which the Company elects to redeem pursuant to a Mandatory Redemption (the "Mandatory Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the Mandatory Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the Mandatory Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the Mandatory Redemption/Conversion Notice and (6) the date on which the Mandatory Redemption and/or Mandatory Conversion shall occur (the "Mandatory Redemption/Conversion Date") which date shall be (x) in connection with any Mandatory Redemption not less than ten (10) Trading Days nor more than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date and (y) in connection with any Mandatory Conversion not less than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem and/or convert a Conversion

Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Mandatory Redemption/Conversion Notice Date. The Company may not effect more than one Mandatory Redemption and/or Mandatory Conversion during any consecutive thirty
(30) day period. All Conversion Amounts converted by the Holder after the Mandatory Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the Mandatory Redemption/Conversion Date. Mandatory Conversions made pursuant to this Section 9 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c) to (I) the Installment Amount shall be deemed to refer to the Mandatory Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the Mandatory Conversion, (III) the Company Conversion Amount shall be deemed to refer to the Mandatory Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the Mandatory Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price, (VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. Mandatory Redemptions made pursuant to this Section 9 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of
(i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 9(a), multiplied by
(ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "Redemption/Conversion Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata Redemption/Conversion Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Redemption/Conversion Allocation Percentage and Pro Rata Redemption/Conversion Amount.

      (10) COMPANY'S RIGHT OF REDEMPTION/CONVERSION OF THE LETTER OF CREDIT AMOUNT.

         (a) Letter of Credit Amount Redemption. If at any time from and after the Issuance Date (the "LC Conversion Eligibility Date"), (i) the Weighted Average Price of
the Common Shares exceeds 150% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the LC Conversion Eligibility Date (the "LC Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the LC Redemption/Conversion Notice Date (as defined below) through and including the LC Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any LC Conversion, the Company shall have the right, provided the LC Redemption/Conversion Condition is met on and as of the LC Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of a principal amount of this Note then outstanding that is not in excess of the Letter of Credit Amount (the "Available Conversion Amount") (such redemption, an "LC Redemption") and/or (ii) require the conversion of all or any portion of such amount (an "LC Conversion"). The portion of this Note subject to redemption pursuant to this Section 10 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed plus any accrued and unpaid Interest thereon through the LC Redemption/Conversion Date (the "LC Redemption Price"). The Company may exercise its right to require an LC Redemption and/or an LC Conversion under this Section 10(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "LC Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "LC Redemption/Conversion Notice Date") and each LC Redemption/Conversion Notice shall be irrevocable. The LC Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "LC Redemption/Conversion Amount") which the Company has elected to be subject to an LC Redemption and/or an LC Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the portion, if any, of the
Available Conversion Amount that the Company is requiring to be converted pursuant to an LC Conversion, (the "LC Conversion Amount"), (3) the portion, if any, of the Available Conversion Amount which the Company elects to redeem pursuant to an LC Redemption (the "LC Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the LC Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the LC Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the LC Redemption/Conversion Notice and (6) the date on which the LC Redemption and/or LC Conversion shall occur (the "LC Redemption/Conversion Date") which date shall be (x) in connection with any LC Redemption not less than fifteen (15) Trading Days nor more than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date and (y) in connection with any LC Conversion not less than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem any aggregate Conversion Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the fifteen (15) consecutive Trading Day period ending on the Trading Day immediately preceding the LC Redemption/Conversion Notice Date. The Company may not effect more than one LC Redemption and/or LC Conversion during any consecutive thirty (30) day period. All Conversion Amounts converted by the Holder after the LC Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the LC Redemption/Conversion Date. LC Conversions made pursuant to this Section 10 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c)
to (I) the Installment Amount shall be deemed to refer to the LC Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the LC Conversion, (III) the Company Conversion Amount shall be deemed to refer to the LC Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the LC Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price,
(VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. LC Redemptions made pursuant to this Section 10 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause an LC Redemption and/or LC Conversion pursuant to Section 10(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a LC Redemption and/or LC Conversion pursuant to
Section 10(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 10(a), multiplied by (ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "LC Amount Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata LC Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's LC Amount Allocation Percentage and Pro Rata LC Amount.

      (11) GUARANTY. Vasogen and Vasogen, Corp. shall guarantee the obligations under this Note and the Other Notes to the extent and in the manner set forth in the Guarantees (as defined in the Securities Purchase Agreement).

      (12) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

      (13) AUTHORIZED SHARES.

         (a) Reservation. Vasogen shall have sufficient authorized and unissued Common Shares for each of the Notes equal to the number of Common Shares necessary to effect the conversion at the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, Vasogen shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes, the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Common Shares so available be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "Required Amount").

         (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding Vasogen does not have a sufficient number of authorized and unissued Common Shares to satisfy its obligation to have available for issuance upon conversion of the Notes at least a number of Common Shares equal to the Required Amount (an "Authorized Share Failure"), then Vasogen shall as promptly as practicable take all action necessary to increase Vasogen's authorized Common Shares to an amount sufficient to allow Vasogen to have available the Required Amount for the Notes then outstanding.

      (14) HOLDER'S REDEMPTIONS.

         (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Trading Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with
Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to be paid in cash to the Holder concurrently with the consummation of such Change of Control if such notice is received at least five
(5) Trading Days prior to the consummation of such Change of Control and within five (5) Trading Days after the Company's receipt of such notice otherwise (the "Change of Control Redemption Date"). The Company shall deliver the Mandatory Redemption Price to the Holder on the Mandatory Redemption/Conversion Date. The Company shall deliver the LC Redemption Price to the Holder on the LC Redemption/Conversion Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to, by providing written notice to the Company, require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price has not been paid. Upon the Company's receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 20(d)) to the Holder representing such Conversion Amount.

         (b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) (each, an "Other Redemption Notice"), the Company shall immediately, but no later than one (1) Trading Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Trading Day period beginning on and including the date which is three (3) Trading Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three (3) Trading Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Trading Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Trading Day period.

      (15) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as provided by law, the Canada Business Corporations Act and as expressly provided in this Note.

      (16) COVENANTS.

         (a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) neither Vasogen nor any of its Subsidiaries shall incur Indebtedness that is senior to the Notes or the Guarantees as applicable.

         (b) Incurrence of Indebtedness. So long as this Note is outstanding, Vasogen shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and
(ii) Permitted Indebtedness.

         (c) Existence of Liens. So long as this Note is outstanding, Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by Vasogen or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens.

         (d) Restricted Payments. Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

         (e) Net Cash Balance Test. If the ACCLAIM trial fails to meet its primary endpoint, then, beginning on September 1, 2006 until the earlier of (x) the Maturity Date or (y) such time as the Notes have been otherwise converted or redeemed in full, Vasogen and the Company, on a consolidated basis, shall maintain, at all times, a Net Cash Balance equal to or exceeding the applicable Net Cash Balance Threshold (the "Net Cash Balance Test").

            (i) On any date (or within four (4) Business Days thereafter) on which the Net Cash Balance Test is not satisfied (a "Failure Date"), Vasogen shall publicly disclose (on a Current Report on Form 6-K or otherwise and through analogous legal disclosure means under Canadian securities laws) the fact that Vasogen has failed to satisfy the Net Cash Balance Test. On the date of any such disclosure, Vasogen shall also provide to the Holder a certification, executed on behalf of Vasogen by the Chief Financial Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, as to the amount of the Net Cash Balance as of the Failure Date and disclose such amount in the Current Report on Form 6-K.

            (ii) Vasogen shall announce its operating results (the "Operating Results") for each Fiscal Quarter no later than the forty-fifth (45th) day after the end of each Fiscal Quarter or, with respect to the last Fiscal Quarter, the ninetieth (90th) day after such quarter (the "Announcement Date") and, in the event Vasogen shall have satisfied the Net Cash Balance Test at all times during such Fiscal Quarter, such announcement shall include a statement to the effect that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter; provided, however, that in the event Vasogen is delayed in announcing its Operating Results for any Fiscal Quarter, on the Announcement Date Vasogen shall, in lieu of the foregoing, (A) make a statement to the effect that it has complied with all of its covenants under the Notes, including, without limitation, the Net Cash Balance Test and (B) provide to the holders of Notes a certification, in accordance with terms of the next sentence, certifying the same. On the Announcement Date, Vasogen shall also provide to the holders of Notes a certification, executed on behalf of Vasogen by the Chief Financial
Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, certifying that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter.

      (17) RIGHTS UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if Vasogen shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Note, then, in each such case any Conversion Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Conversion Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by Vasogen's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date (but such fraction shall not be greater than one); provided, however, that in no event shall the Conversion Price be reduced pursuant to this Section 17 with respect to any portion of a Distribution for which the Conversion Price is also being reduced pursuant to any of the provisions of Section 7 hereof in respect of the same portion of such Distribution.

      (18) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. Any change or amendment so approved shall be binding upon all existing and future holders of this Note and any Other Notes; provided, however, that no such change, amendment, alteration or amendment, as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the Interest Rate, extend the time for payment of Interest or change the manner or rate of accrual of Interest on the Notes, (ii) reduce the amount of Principal, or extend the Maturity Date, of the Notes, (iii) make any change that impairs or adversely affects the conversion rights of the Notes, (iv) impair the right of any holder of Notes to receive payment of principal or Interest or other payments due under the Notes, if any, on or after the due dates therefor; or (v) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 18.

      (19) TRANSFER. This Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement; provided, that the Holder may not transfer any outstanding Principal and accrued and unpaid Interest of this Note, in part, to the extent such Principal and Interest is less than the lesser of (a) $2,000,000 and (b) the remaining outstanding Principal and accrued and unpaid Interest of this Note; provided, further, however, that any transferee of all or any portion of this Note agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Note that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to Vasogen the representations and warranties made by the Purchaser in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, assignment or transfer pursuant to this Section 19, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      (20) REISSUANCE OF THIS NOTE.

         (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 20(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with
Section 20(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

         (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal.

         (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 20(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

         (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 20(a) or Section 20(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes),
(iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest on the Principal of this Note, from the Issuance Date.

      (21) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      (22) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

      (23) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

      (24) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

      (25) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Weighted Average Price or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      (26) NOTICES; CURRENCY; TAXES; PAYMENTS.

         (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven (7) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

         (b) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Note, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

         (c) Taxes.

            (i) Any and all payments made by the Company hereunder, including any amounts received on a conversion or redemption of the Note and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 26(c)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 26(c) shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.

         (d) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Buyer Schedule attached to the Purchase Agreements); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Trading Day, the same shall instead be due on the next succeeding day which is a Trading Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.

      (27) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

      (28) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices otherwise required pursuant to applicable law in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

      (29) GOVERNING LAW; JURISDICTION; JURY TRIAL. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY

HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      (30) JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 30 referred to as the "Judgment Currency") an amount due in US dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 30(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 30(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

      (31) MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      (32) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

         (a) "Accelerated Payment Option Warrants" means warrants exercisable for a number of Common Shares equal to 65% of the quotient of (x) the Accelerated Amount being paid pursuant to Section 8 minus accrued and unpaid Interest included in such amount divided by (y) the Conversion Price on the applicable Installment Date, rounded up to the nearest whole Common Share. Such warrants shall be in substantially the form of the Warrant attached as Exhibit B to the Securities Purchase Agreement, except that the expiration date of such warrants shall be five (5) years from the issuance date thereof. The exercise price of the Accelerated Payment Option Warrants shall be the same as the Conversion Price then in effect; provided, however, that if on the applicable Installment Date on which such warrants are issued the Weighted Average Price of the Common Shares is greater than the Conversion Price that would become the exercise price of the Accelerated Payment Option Warrants, (i) the Company shall pay to the Purchasers, in Common Shares within three (3) Trading Days of the applicable Installment Date or, at the option of the Company, in cash, the product of (A) the difference between (1) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) Trading Days ending on the Trading Day immediately prior to the applicable Installment Date (the "Exercise Price Measuring Period") and (2) such Conversion Price and (B) the number of Common Shares for which such Accelerated Payment Option Warrants are exercisable (such product, the "Adjustment Amount") and (ii) the exercise price for such Accelerated Payment Option Warrants will be adjusted to equal such arithmetic average of the Weighted Average Price of the Common Shares during the Exercise Price Measuring Period. In the event the Company shall pay the Adjustment Amount in Common Shares, the number of Common Shares to be delivered shall be equal to the quotient of the Adjustment Amount divided by the Company Conversion Price for the applicable Installment Date, rounded up to the nearest whole Common Share; provided, however that the Company shall not be entitled to pay the Adjustment Amount in Common Shares if the Equity Conditions are not satisfied.

         (b) "Adjusted Conversion Price" means, as of any date of determination, the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Conversion Date.

         (c) "Approved Share Plan" means any employee benefit plan which has been approved by the Board of Directors of Vasogen, pursuant to which Vasogen's securities may be issued to any employee, consultant, officer or director in connection with services provided or to be provided to Vasogen or any Subsidiary thereof.

         (d) "Bloomberg" means Bloomberg Financial Markets.

         (e) "Canadian Prospectus" shall have the meaning set forth in the Registration Rights Agreement.

         (f) "Change of Control" means any  Fundamental  Transaction  other than
(A) any reorganization, recapitalization or reclassification of the Common Shares in which holders of Vasogen's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or Vasogen.

         (g)  "Change  of Control  Conversion  Price"  means,  as of any date of determination, that price which shall be computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the ten (10) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such period, the "Change of Control Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Change of Control Measuring Period shall yield a price that is less than $1.00, then the Change of Control Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Change of Control Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable date using the Change of Control Conversion Price as calculated pursuant to the foregoing sentence, then the Change of Control Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such price, the "Adjusted Change of Control Conversion Price").

         (h) "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

         (i) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of Vasogen or issuable upon conversion or exercise, as applicable, of the Notes and the Warrants.

         (j) "Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and
(ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Installment Date (such period, the "Company Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Company Conversion Measuring Period shall yield a price that is less than $1.00, then the Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Company Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on an Installment Settlement Date using the Company
Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Company Conversion Price"), then the Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the

Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Company Conversion Price").

         (k) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

         (l) "Conversion Share Ratio" means, as to any applicable date of determination, the quotient of (i) the number of Pre-Installment Conversion Shares or Pre-Maturity Conversion Shares, as applicable, delivered in connection with an Installment Date or the Maturity Date, as applicable divided by (ii) the number of Post-Installment Conversion Shares or Post Maturity Conversion Shares, as applicable, relating to such Installment Settlement Date or Maturity Settlement Date, as the case may be.

         (m) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (n) "Effectiveness Time" means January 20, 2006.

         (o) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc. or the American Stock Exchange.

         (p) "Equity Conditions" means that each of the following conditions is satisfied: (i) either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and a Grace Period (as defined in the Registration Rights Agreement) shall not be in progress or (y) all Common Shares issuable upon conversion or redemption of the Notes and payment of Installment Amounts shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws and such shares shall be freely tradable on both the NASDAQ and the TSX, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (ii) the Common Shares are designated for quotation or listed on both of the Principal Markets and shall not have been suspended from trading on either of such exchanges or markets (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by Vasogen or the Company) nor shall delisting or suspension by either of such exchanges or markets have been threatened or pending either (A) in writing by such exchanges or markets or (B) by falling below the minimum listing maintenance requirements of such exchanges or markets; provided, however, that no threatened or pending delisting or suspension that has been publicly announced and which shall not occur within one (1) month of the applicable date of determination shall be considered when determining whether the Company has satisfied the condition set forth in this clause (ii); (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination (or such lesser period of time since the Issuance Date), Vasogen shall have delivered Conversion Shares upon conversion of the Notes and Warrant Shares upon exercise of the Warrants to the holders on a timely basis as set forth in Section 3(c)(ii) hereof (and analogous provisions under the Other Notes) and Sections 1(c) of the Warrants, unless such failure to deliver shall have occurred only once and shall have been remedied by Vasogen with three (3) Business Days; (iv) any applicable Common Shares to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules and regulations of the Principal Markets; (v) on each day during the period beginning three (3) months prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), the Company (or Vasogen if any such payment was due in Common Shares) shall not have failed to timely make any payments within five (5) Trading Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, rejected publicly by the board of directors (or similar governing body) of Vasogen or the Company, as applicable, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) neither Vasogen nor the Company shall have any knowledge of any fact (other than facts relating exclusively to the Holder that would require updating of the Selling Shareholders or Plan of Distribution section of the Registration Statement) that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any Common Shares issuable upon conversion or redemption of the Notes or payment of Installment Amounts not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (viii) Vasogen and the Company shall be in material compliance with and shall not be in breach of any material provision or covenant, and shall not have breached, as of the Closing Date, any representation or warranty contained in any Transaction Document; and (ix) at the applicable date of determination, Vasogen is not Insolvent (as defined in the Securities Purchase Agreement).

         (q) "Equity Conditions Failure" means that during any period commencing with (i) the delivery of the Company Installment Notice through the applicable Installment Date or Installment Settlement Date, as applicable, or (ii) the delivery of the Maturity Election Notice through the Maturity Settlement Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

         (r) "Exchange Cap Limitation Shares" means (i) with respect to any conversion required pursuant to a Conversion Notice, a number of Common Shares equal to the quotient of the Conversion Amount set forth in such Conversion Notice divided by the Conversion Price and (ii) with respect to any Company Conversion, Mandatory Conversion or LC Conversion, a number of Common Shares equal to the quotient of the Conversion Amount subject to conversion divided by the applicable Unadjusted Company Conversion Price or the applicable Unadjusted Mandatory Conversion Price.

         (s) "Excluded  Securities"  means any Common Shares issued or issuable:
(i) in connection with any Approved Share Plan; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) pursuant to a bona fide firm commitment underwritten public offering which generates gross proceeds to the Company of at least $50,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); (iv) in connection with any strategic acquisition or strategic transaction, including a licensing partnership, development or marketing agreement, whether through an acquisition of shares or a merger of any business, assets or technologies, the primary purpose of which is not to raise equity capital; and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date and have been disclosed in Schedule 3(r) to the Securities Purchase Agreement, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.

         (t) "FDA Approval" means the pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in treatment of chronic heart failure.

         (u) "Fiscal Quarter" means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company's fiscal year that ends on November 30, or such other fiscal quarter adopted by the Company for financial reporting purposes in accordance with GAAP.

         (v) "Fundamental Transaction" means that the Company shall no longer be a wholly-owned subsidiary of Vasogen or that the Company or Vasogen shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or Vasogen, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Vasogen or Vasogen and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or Vasogen or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in Vasogen's industry for such type of transactions and where the board of directors of Vasogen determines, in good faith, that Vasogen shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or
(iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify the Common Shares.

         (w) "GAAP" means Canadian generally accepted accounting principles, consistently applied, as in effect on the Issuance Date.

         (x) "Holder Pro Rata Amount" means a fraction (i) the numerator of which is the Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate principal amount of all Notes issued to the initial purchasers pursuant to the Purchase Agreements on the Closing Date.

         (y) "Indebtedness" of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above. References to Indebtedness of the Company or Vasogen shall mean Indebtedness on a consolidated basis.

         (z) "Initial Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the Installment Date (such period, the "Initial Company Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Company Measuring Period shall yield a price that is less than $1.00, then the Initial Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Company Measuring Period (the "Unadjusted Initial Company Conversion Price"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap, the Company is unable to issue Common Shares on an Installment Date using the Initial Company Conversion Price as calculated pursuant to the foregoing sentence to determine the number of Common Shares to be issued to the Holder as payment of any Company Conversion Amount on any Installment Date, then the Initial Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the applicable Installment Date.

         (aa) "Initial Mandatory Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the third (3rd) Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date using the Initial Mandatory Conversion Price as calculated pursuant to the foregoing sentence, then the Initial Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date.

         (bb) "Initial Maturity Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the Maturity Date (such period, the "Initial Maturity Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Maturity Measuring Period shall yield a price that is less than $1.00, then the Initial Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Maturity Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Date using the Initial Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Date.

         (cc) "Installment Amount" means, as to the initial Installment Date (and, unless otherwise required herein, such amount shall be the Installment Amount to be paid on each subsequent Installment Date), an amount equal to the lesser of (i) (A) the quotient of (x) the aggregate outstanding Principal of this Note divided by (y) the number of whole months from such Installment Date through the Maturity Date and (ii) the Principal amount outstanding under the Note, in each case, plus any accrued and unpaid interest on such amount, as any such Installment Amount may be reduced pursuant to the terms of this Note, whether upon conversion, redemption or otherwise; provided that, for any scheduled Installment Date following the date on which the Maturity Date is extended to October 7, 2010, the Installment Amount shall be recalculated pursuant to the formula in clause (i) using such new Maturity Date and such amount shall be the Installment Amount to be paid on such Installment Date and on each subsequent Installment Date. For any Installment Date on which an Accelerated Amount is to be paid, such Accelerated Amount shall be added to, and considered part of, the applicable Installment Amount.

         (dd) "Installment Balance Conversion Shares" means, for any Installment Date, a number of Common Shares equal to (i) the Post-Installment Conversion Shares for such date minus (ii) the amount of any Pre-Installment Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Installment Conversion Shares exceeds the Post-Installment Conversion Shares for such date (such excess, the "Installment Conversion Shares Excess"), the outstanding Principal under this Note shall be reduced by the product of (x) the Installment Conversion Share Excess and (y) the Company Conversion Price and the Installment Balance Conversion Shares shall equal zero (0).

         (ee) "Installment Date" means, initially, the first (1st) day of the calendar month following the month during which the Canadian Prospectus has become effective and, thereafter, the first (1st) day of each calendar month prior to the Maturity Date.

         (ff) "Interest Principal Amount" means, for any date of determination, the amount equal to (i) the outstanding Principal of this Note on such date minus (ii) the Letter of Credit Amount on such date.

         (gg) "Letter of Credit Amount" means the Holder's Pro Rata Amount of the amount of the letter of credit (the "Letter of Credit") issued in favor of the LC Agent (as defined in the Securities Purchase Agreement), which amount shall initially be $10,000,000, which amount may be reduced pursuant to Section 4(q) of the Securities Purchase Agreement.

         (hh)   "Mandatory   Conversion   Price"  means,   as  of  any  date  of
determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be (such period, the "Mandatory Conversion Measuring Period"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Installment Settlement Date pursuant to Section 8(c) using the Mandatory Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Mandatory Conversion Price"), then the Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Mandatory Conversion Price").

         (ii) "Maturity Balance Conversion Shares" means a number of Common Shares equal to (i) the Post-Maturity Conversion Shares for such date minus (ii) the amount of any Pre-Maturity Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Maturity Conversion Shares exceeds the Post-Maturity Conversion Shares for such date (such excess, the "Maturity Conversion Shares Excess"), then the Maturity Balance Conversion Shares shall equal zero (0).

         (jj) "Maturity Conversion Price" means that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days beginning on the Trading Day immediately following the Maturity Date (such period, the "Maturity Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Maturity Conversion Measuring Period shall yield a price that is less than $1.00, then the Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Maturity Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Settlement Date using the Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Settlement Date.

         (kk) "Maturity Date" means October 7, 2007; provided that such date shall be extended to October 7, 2010 in the event that the FDA Approval is granted; provided, however, that the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date; provided, further, that such date shall be shortened by the number of months equal to the quotient of (A) any Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount) paid on any Installment Date hereunder divided by (B) the applicable Installment Amount paid on the Installment Date related to such Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount and less any Accelerated Amount that would otherwise be included therein) on the Installment Date related to such Accelerated Amount, rounded down to the nearest whole number.

         (ll) "NASDAQ" means whichever of the Nasdaq National Market or The Nasdaq SmallCap Market on which the Common Shares are traded.

         (mm) "Net Cash Balance" means, at any date, (i) an amount equal to the aggregate amount of cash, cash equivalents (including cash collateralizing the Letter of Credit and not including other restricted cash) and marketable securities, consisting of corporate bonds, commercial paper and medium-term notes, as shown or reflected in the notes to Vasogen's consolidated balance sheet as at such date minus (ii) the unpaid principal balance of any Indebtedness for borrowed money (excluding Indebtedness under the Notes).

         (nn) "Net Cash Balance Threshold" means, for any date of determination, an amount equal to 110% of the outstanding aggregate Principal amount of the Notes on such date.

         (oo) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (pp) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security are quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (qq) "Permitted Indebtedness" means (i) Indebtedness incurred by the Company, Vasogen or their Subsidiaries that is pari passu with, or is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note (any such subordination to be reflected in a written agreement acceptable to the Required Holders and approved by the Required Holders in writing) and which Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later, (ii) Indebtedness secured by Permitted Liens, (iii) Indebtedness to trade creditors incurred in the ordinary course of business,
(iv) intercompany Indebtedness amongst the Company, Vasogen and their respective Subsidiaries which Indebtedness is subordinate in right of payment to the Indebtedness evidenced by this Note and (v) Indebtedness the proceeds of which are used to redeem, repay or otherwise retire the Notes, in whole or in part; provided that in the event such Indebtedness is not used to redeem, repay or retire the Notes in full, such Indebtedness shall rank junior to the Notes in accordance with Section 16(a).

         (rr) "Permitted Liens" means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and (iv) Liens (A) upon or in any equipment, inventory or other assets acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment, inventory or other assets or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment, inventory or other assets at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, inventory or other assets.

         (ss) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (tt) "Post-Installment Conversion Shares" means, for any Installment Date, that number of Common Shares equal to the applicable Company Conversion Amount for such Installment Date divided by the Company Conversion Price (without taking into account the delivery of any Pre-Installment Conversion Shares), rounded up to the nearest whole Common Share.

         (uu) "Post-Maturity Conversion Shares" means that number of Common Shares equal to the outstanding Principal on the Maturity Date divided by the Maturity Conversion Price (without taking into account the delivery of any Pre-Maturity Conversion Shares), rounded up to the nearest whole Common Share.

         (vv) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (ww) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Subscription Date, by and among the Company, Vasogen, Vasogen, Corp. and the initial holders of the Other Notes.

         (xx) "Redemption Notices" means, collectively, the Event of Default Redemption Notices, Change of Control Redemption Notices, any Company Installment Notices (in the event a Company Redemption is elected in any such notices), Mandatory Redemption/Conversion Notices (in the event a Mandatory Redemption is elected in any such notices) and LC Redemption/Conversion Notices (in the event an LC Redemption is elected in any such notice) and, each of the foregoing, individually, a Redemption Notice.

         (yy) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (vi) and (ix) - (xiii), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vii) - (viii), 100%.

         (zz) "Redemption Prices" means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, any Company Installment Redemption Price (in the event a Company Redemption is elected with respect to any Installment Date), Mandatory Redemption Price and LC Redemption Price and, each of the foregoing, individually, a Redemption Price.

         (aaa) "Registration Rights Agreement" means that certain registration rights agreement dated as of the Subscription Date by and among Vasogen and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Shares issuable upon conversion of the Notes and exercise of the Warrants.

         (bbb)  "Required  Holders" means the holders of Notes  representing  at
least  a  majority  of  the  aggregate   principal  amount  of  the  Notes  then
outstanding.

         (ccc) "SEC" means the United States Securities and Exchange Commission.

         (ddd) "Securities Purchase Agreement" means that certain securities purchase agreement dated as of the Subscription Date by and among the Company, Vasogen, Vasogen, Corp. and the initial Holder of this Note pursuant to which the Company issued this Note.

         (eee) "Subscription Date" means October 7, 2005.

         (fff) "Successor Entity" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (ggg) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (hhh) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Note.

         (iii) "TSX" means the Toronto Stock Exchange.

         (jjj) "Trading Day" means any day on which the Common Shares is traded on the Principal Markets, or, if the Principal Markets are not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that "Trading Day" shall not include any day on which the Common Shares is scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on any such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

         (kkk) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (lll) "Warrants" has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

         (mmm) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 25. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      (33) VASOGEN'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of Vasogen to issue Common Shares to the Holder's account with DTC so long as Vasogen has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), Vasogen shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

      (34) DISCLOSURE. Upon receipt or delivery by the Company or Vasogen of any notice in accordance with the terms of this Note, unless Vasogen has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries, Vasogen shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 6-K or otherwise and through analogous legal disclosure in accordance with Canadian securities laws. In the event that Vasogen believes that a notice contains material, nonpublic information, relating to Vasogen or its Subsidiaries, Vasogen shall indicate to such Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

SIGNED,  SEALED AND DELIVERED BY
KEVIN  DONOVAN AS A DEED FOR AND
ON  BEHALF  OF  VASOGEN  IRELAND
LIMITED  PURSUANT  TO A POWER OF
ATTORNEY
                                        ----------------------------------------



Signature of Witness:
                     -------------------------

Name:
     -----------------------------------------

Address:
        --------------------------------------

Occupation:
           -----------------------------------



ACKNOWLEDGED AND AGREED:

VASOGEN INC.


By:
    ------------------------------------------
        Name:

        Title:

        Address:

                                   Exhibit 6e

               Senior Convertible Note - Smithfield Fiduciary LLC

         (exhibits and schedules attached to Kings Road Investments Ltd.
                        Senior Convertible Note omitted)

                                 (see attached)

                            SENIOR CONVERTIBLE NOTE

THE COMPANY HAS NOT OFFERED OR SOLD, AND WILL NOT OFFER OR SELL, THIS NOTE IN IRELAND IN CIRCUMSTANCES THAT WOULD CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW (AS DEFINED IN THE INVESTMENT FUNDS, COMPANIES AND MISCELLANEOUS PROVISIONS ACT, 2005) OR AN INVITATION TO THE PUBLIC (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE AND NOTHING HEREIN CONTAINED SHALL BE CONSTRUED AS CONSTITUTING AN OFFER OF THIS NOTE TO THE PUBLIC WITHIN THE MEANING OF IRISH PROSPECTUS LAW OR AN "INVITATION TO THE PUBLIC" (AS REFERRED TO IN SECTION 33 OF THE COMPANIES ACT, 1963) TO SUBSCRIBE FOR THIS NOTE.

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT) (I) IN THE ABSENCE OF
(A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION THE HOLDER OF (A) THE SECURITIES REPRESENTED HEREBY WILL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE THE LATER OF: (I) FEBRUARY 8, 2006 AND (II) FOUR MONTHS AND A DAY AFTER THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA; AND (B) THE SECURITIES ISSUABLE UPON CONVERSION HEREOF SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 20(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

                            VASOGEN IRELAND LIMITED

                            SENIOR CONVERTIBLE NOTE


Issuance Date:  October 7, 2005                      Principal:  U.S. $3,000,000
                                                     Note Certificate Number A-5

      FOR VALUE RECEIVED, Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), hereby promises to pay to SMITHFIELD FIDUCIARY LLC or registered assigns ("Holder") the amount set out above as the Principal (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date, on any Installment Date with respect to the Installment Amount due on such Installment Date (each, as defined herein), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Interest Principal Amount at the rate of 6.45% per annum (the "Interest Rate"), from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, whether upon an Interest Date (as defined below), any Installment Date, the Maturity Date, acceleration, conversion, redemption or otherwise (in each case, in accordance with the terms hereof). This Senior Convertible Note (including all Senior Convertible Notes issued in exchange, transfer or replacement hereof, this "Note") is one of an issue of Senior Convertible Notes issued pursuant to the Purchase Agreements on the Closing Date (collectively, the "Notes" and such other Senior Convertible Notes, the "Other Notes"). Certain capitalized terms used herein are defined in Section 32.

      (1) PAYMENTS OF PRINCIPAL.

         (a) On each Installment Date the Company shall pay to the Holder an amount equal to the Installment Amount due on such Installment Date in accordance with Section 8. On the Maturity Date, the Holder shall surrender the Note to the Company and the Company shall pay to the Holder, (i) an amount in Common Shares, or, at the option of the Company, in cash, representing all outstanding Principal and (ii) an amount in cash equal to the accrued and unpaid Interest thereon; provided that Principal shall be payable in Common Shares on the Maturity Date if, and only if, there has been no Equity Conditions Failure. On or prior to the eighth (8th) Trading Day prior to the Maturity Date (the "Maturity Election Notice Due Date"), the Company shall deliver a written notice to the Holder (x) specifying whether the Principal shall be paid on the Maturity Date in Common Shares or cash and (y) if the Principal is to be paid in Common Shares, certifying that there has been no Equity Conditions Failure. Principal to be paid on the Maturity Date and on the Maturity Settlement Date (as defined below) in Common Shares shall be paid in a number of fully paid and nonassessable (rounded to the nearest whole share in accordance with Section 3(a)) Common Shares.

         (b) If the Company shall pay the Principal on the Maturity Date in Common Shares, then on the Maturity Date (i) (A) provided that Vasogen's transfer agent (the "Transfer Agent") is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction

Vasogen shall or shall cause the Transfer Agent to, credit a number of Common Shares equal to the quotient of the outstanding Principal due on such date divided by the Initial Maturity Conversion Price (the "Pre-Maturity Conversion Shares") to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the foregoing shall not apply, Vasogen shall issue and deliver, to the address set forth in the register maintained by Vasogen for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to Vasogen at least three (3) Trading Days prior to the Maturity Date, a certificate, registered in the name of the Holder or its designee, for the number of Pre-Maturity Conversion Shares to which the Holder shall be entitled and (ii) the Company shall pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid interest on such Principal. On the third (3rd) Trading Day immediately after the end of the Maturity Conversion Measuring Period (the "Maturity Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Common Shares, if any, equal to the Maturity Balance Conversion Shares. If an Event of Default or Equity Conditions Failure occurs during the Maturity Conversion Measuring Period, then, at the Holder's option, either (x) the Holder may require the Company to pay the Principal amount of the Note outstanding on the Maturity Date (including any Principal amount represented by Pre-Maturity Conversion Shares that shall be returned to the Company and which Principal amount shall be reduced to the extent any such Common Shares are not returned to the Company) in cash on the Maturity Settlement Date and, in conjunction with receipt of such cash payment, shall return any Pre-Maturity Conversion Shares delivered to the Holder which the Holder has not otherwise sold, transferred or disposed of or (y) the Company shall pay to the Holder in cash on the Maturity Settlement Date an amount equal to the difference between (1) the Principal outstanding on the Maturity Date minus (2) the product of (A) the Principal outstanding on the Maturity Date multiplied by (B) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (y), such amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Maturity Conversion Measuring Period.

         (c) No prepayment of Principal shall be permitted except as expressly provided herein.

      (2) INTEREST; INTEREST RATE. Interest on the applicable Interest Principal Amount of this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 360-day year comprised of twelve 30-day months and shall be payable on each Installment Date and on the Maturity Date (each an "Interest Date"). Interest shall be payable on each Interest Date in cash. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate. Upon the occurrence and during the continuance of an Event of Default, the Interest Rate shall be increased to twelve percent (12.0%) (the "Default Rate"). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default. Interest on overdue interest shall accrue at the same rate compounded quarterly.

      (3) CONVERSION OF NOTES. This Note shall be convertible into common shares of Vasogen Inc. ("Vasogen"), without par value (the "Common Shares"), on the terms and conditions set forth in this Section 3.

         (a) Conversion Right. Subject to the provisions of Section 3(d)(i), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Common Shares in accordance with
Section 3(c), at the Conversion Rate (as defined below). Vasogen shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, Vasogen shall round such fraction of a Common Share up to the nearest whole share.

         (b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (such number of shares, the "Conversion Rate").

            (i)  "Conversion  Amount"  means the portion of the  Principal to be
converted,   amortized,  redeemed  or  otherwise  with  respect  to  which  this determination is being made.

            (ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination a price equal to $3.00, subject to adjustment as provided herein.

         (c) Mechanics of Conversion.

            (i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date, the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., New York Time and transmit by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement, on the third (3rd) Trading Day prior to such date (a "Conversion Date"), a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to Vasogen and with a copy to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first
(1st) Trading Day following the date of receipt of a Conversion Notice, Vasogen and the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Transfer Agent. On or before the third
(3rd) Trading Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), (1) (x) provided that the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, Vasogen shall issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled and (2) the Company shall pay to the Holder in cash an amount equal to the accrued and unpaid Interest up to and including the Conversion Date on the Conversion Amount. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date. In the event of a partial conversion of this Note pursuant hereto, the principal amount converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the Conversion Notice.

            (ii) Failure to Timely Convert. If Vasogen shall fail to issue a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the Share Delivery Date (a "Conversion Failure"), then (A) the Company shall pay damages to the Holder for each day of such Conversion Failure in an amount equal to 1.5% of the product of (I) the number of Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Weighted Average Price of the Common Shares on the Share Delivery Date or (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, where the Holder has chosen not to void its Conversion Notice, if on or prior to the Share Delivery Date, Vasogen shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of Common Shares to which the Holder is entitled upon such holder's conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other reasonable out-of-pocket expenses, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point Vasogen's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly have Vasogen honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares times (B) the Weighted Average Price on the Conversion Date. In the event that (1) the Holder has chosen to void its Conversion Notice and (2) the Holder, prior to voiding such Conversion Notice, purchased (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company, then the Company shall, within three

(3) Trading Days after the Holder's request, pay cash to the Holder in an amount equal to the excess (if any) of (x) the Buy-In Price over the (y) the aggregate consideration received by the Holder in the sale of such Common Shares.

            (iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender. The Holder and the Company shall maintain records showing the Principal converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.

            (iv) Pro Rata Conversion; Disputes. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and Vasogen can convert some, but not all, of such portions of the Notes submitted for conversion, subject to Section 3(d), the Company shall direct Vasogen to, and upon such direction Vasogen shall, convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Common Shares issuable to the Holder in connection with a conversion of this Note, Vasogen shall issue to the Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 25.

         (d) Limitations on Conversions.

            (i) Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such conversion; provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10. For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates and joint actors shall include the number of Common Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates or joint actors and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of Vasogen and the Company (including, without limitation, any Other Notes or warrants), which in each case are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this Section 3(d)(i), beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Section 3(d)(i), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (x) Vasogen's most recent Form 40-F or Form 6-K, as the case may be, (y) a more recent public announcement by Vasogen or (z) any other notice by the Company, Vasogen or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, Vasogen shall within two (2) Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of Vasogen and the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company and Vasogen, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and Vasogen, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes;
provided that the Company shall nevertheless be entitled to make payments in Common Shares pursuant to Sections 8(c), 8(d), 9 and 10 without regard to the Maximum Percentage as adjusted.

            (ii) Principal Market Regulation. Vasogen shall not be obligated to issue any Common Shares upon conversion, amortization or redemption of this Note, and the Holder of this Note shall not have the right to receive upon conversion, amortization or redemption of this Note any Common Shares (and only such Common Shares), if the issuance of such Common Shares would exceed the aggregate number of Common Shares which Vasogen may issue upon conversion, amortization or redemption, or exercise, as applicable, of the Notes and Warrants without breaching Vasogen's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company or Vasogen (A) obtains the approval of the Principal Market (in the case of the TSX) or Vasogen's shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no purchaser of the Notes pursuant to the Purchase Agreements (the "Purchasers") shall be issued in the aggregate, upon conversion or exercise, as applicable, of Notes or Warrants, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to such Purchaser pursuant to the applicable Purchase Agreement on the Closing Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Purchase Agreements on the Closing Date (with respect to each Purchaser, the "Exchange Cap Allocation"). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser's Notes, the transferee shall be allocated a pro rata portion of such Purchaser's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder's Notes into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap

Allocation, then the difference between such holder's Exchange Cap Allocation and the number of Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder. For purposes of clarification, with respect to any Exchange Cap relating to the TSX, no holder of Notes shall be issued in the aggregate upon conversion (including pursuant to any Company Conversion, Mandatory Conversion or LC Conversion) of the Notes or exercise of the Warrants or upon payment of Principal on the Notes on the Maturity Date, any Common Shares at a discount to the market price (as defined for purposes of the TSX) at the time of issuance of such shares in excess of such holder's Exchange Cap Allocation.

         (e) Payment in Lieu of Conversion Above Exchange Cap Limitation. If at any time while this Note is outstanding, the Holder delivers a Conversion Notice, and as a result of the application of an Exchange Cap, Vasogen is unable to issue any Common Shares upon such conversion at the applicable Conversion Price, then the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall, deliver to the Holder on the Conversion Date a number of Common Shares equal to the quotient of the Conversion Amount stated in such Conversion Notice divided by the Adjusted Conversion Price (the "Adjusted Conversion Shares") and (ii) pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (A) the number of Exchange Cap Limitation Shares in connection with such conversion multiplied by (B) the excess (if any) of (1) such Adjusted Conversion Price over (2) the Conversion Price (the "Conversion Make-Whole"). Notwithstanding the foregoing, in the event that the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to honor the Holder's Conversion Notice by both the delivery of the Adjusted Conversion Shares and the payment of the Conversion Make-Whole in cash, then the Company shall pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (x) the number of Exchange Cap Limitation Shares and (y) the Adjusted Conversion Price (the "Exchange Cap Redemption Payment"). If the Company shall fail to deliver to the Holder the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment, as applicable, on or prior to the date such delivery and/or payment is due, the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice or for which the Holder has not received the Adjusted Conversion Shares and the Conversion Make-Whole or the Exchange Cap Redemption Payment, as applicable.

      (4) RIGHTS UPON EVENT OF DEFAULT.

         (a) Event of Default. Each of the following events shall constitute an "Event of Default":

            (i) the failure of (A) any Common Shares issued or issuable upon conversion, as part of any Installment Amount or as part of any Accelerated Amount to be freely tradable under Canadian law on the TSX (subject to any restrictions on disposition by the holder of a control block) on or after February 8, 2006, or, thereafter, the Common Shares of any holder of Notes shall cease to be freely tradable under Canadian law on the TSX and such lapse continues for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period or (B) the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is sixty (60) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order by the SEC) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of twenty (20) consecutive days or for more than an aggregate of forty (40) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

            (ii) the suspension from trading on all of the Eligible Markets on which the Common Shares are listed or failure of the Common Shares to be listed on at least one Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period;

            (iii) Vasogen's (A) failure to cure a Conversion Failure by delivery of the required number of Common Shares within ten (10) Trading Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Common Shares that is tendered in accordance with the provisions of the Notes;

            (iv) at any time following the tenth (10th) consecutive Trading Day that the number of Common Shares that are authorized for issuance to the Holder is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);

            (v) the Company's failure (or Vasogen's failure if any such amounts are due in Common Shares) to pay to the Holder any amount of Principal
(including, without limitation, the Company's failure to pay any redemption or make-whole payments), Interest or other amounts when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreement), except, in the case of a failure to pay Interest or other amounts due under the Transaction Documents (other than Principal) when and as due, in which case only if such failure continues for a period of at least three (3) Trading Days;

            (vi) the occurrence of (A) any material default under any Indebtedness of Vasogen or any of its Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement) in an aggregate principal amount of $5,000,000 or greater or (B) any redemption of or acceleration prior to maturity of Indebtedness of Vasogen or any of its Subsidiaries in an aggregate principal amount of $5,000,000 or greater, in each case of (A) or (B) other than with respect to any Other Notes;

            (vii) Vasogen or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or any similar Federal, foreign or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, interim receiver, receiver and manager, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

            (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against Vasogen or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of Vasogen or any of its Subsidiaries or (C) orders the liquidation of Vasogen or any of its Subsidiaries;

            (ix) a final judgment or judgments for the payment of money aggregating in excess of $5,000,000 are rendered against Vasogen or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $5,000,000 amount set forth above so long as Vasogen provides the Holder a copy of its policy with such insurer or indemnity provider where such judgment is clearly covered by insurance or an indemnity and Vasogen will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

            (x) other than as set forth in item (xi) below, the Company, Vasogen or any Guarantor breaches in any material respect any representation, warranty, covenant or other term or condition of any Transaction Document, except, (A) in the case of a breach of a representation and warranty, such representation and warranty need only have been true and correct as of the Closing Date, and (B) in the case of breach of a covenant which is curable, only if such breach continues for a period of at least fifteen (15) consecutive Trading Days following the earlier of (A) the day on which the Company, Vasogen or such Guarantor becomes, or should have become, aware of such breach and (B) the day on which the Company or Vasogen receives written notice of such breach from the Holder or any holder of Other Notes;

            (xi) any breach or failure in any respect to comply with either of Sections 8 or 16 of this Note (including any failure to maintain the Net Cash Balance as required by Section 16(e)), except, in the case of a breach or failure to comply with Sections 16(b), (c) or (d), there shall be a one (1) time opportunity to cure a single breach or failure under one of such sections within three (3) Business Days after the date the Company knows or should have known of such breach or failure provided that such cure period does not exceed, in the aggregate, six (6) Business Days from the date of the occurrence of any such breach or failure;

            (xii) (A) any Guarantee at any time for any reason shall cease to be in full force and effect or shall cease to be enforceable in respect of its material terms or (B) any Guarantor shall assert that its Guarantee is invalid or unenforceable; or

            (xiii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

         (b) Redemption Right. Promptly after the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to the Holder. At any time after the earlier of the Holder's receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the Weighted Average Price of the Common Shares on the date immediately preceding such Event of Default (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. In the event of a partial redemption of this Note pursuant hereto, the Principal amount redeemed shall be deducted from the Installment Amounts relating to the applicable Installment Dates as set forth in the Event of Default Redemption Notice.

      (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.

         (a) Assumption. Neither the Company nor Vasogen shall enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company and Vasogen, as applicable, under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the Interest Rates of the Notes held by such holder, having similar conversion rights as the Notes (specifying, without limitation, that such security is convertible into common shares of the Successor Entity) and having similar ranking to the Notes, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" and "Vasogen", as applicable, shall refer instead to the Successor Entity), and may exercise every right and power of the Company and Vasogen and shall assume all of the obligations of the Company and Vasogen under this Note with the same effect as if such Successor Entity had been named as the Company or Vasogen, as the case maybe, herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Note; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon conversion or redemption; provided, further, however, that no such election by the Holder shall be construed to require the conversion or redemption of this Note in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company or
Vasogen, as applicable, shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion or redemption of this Note.

         (b) Redemption Right. No sooner than fifteen (15) days nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"). At any time during the period (the "Change of Control Period") beginning after the Holder's receipt of a Change of Control Notice and ending on the date that is twenty (20) Trading Days after the consummation of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate (i) the Conversion Amount the Holder is electing to redeem and (ii) whether the Holder is requiring the Company to pay the Change of Control Redemption Price in cash or by delivery of Common Shares. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (x) 115% of the sum of (1) the Conversion Amount being redeemed and (2) the amount of any accrued but unpaid Interest thereon through the date of such redemption payment and (y) the sum of (A) the product of (1) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per Common Share to be paid to the holders of the Common Shares upon consummation of the Change of Control and (2) the quotient determined by dividing (I) the Conversion Amount being redeemed by (II) the Conversion Price plus (B) the amount of any accrued but unpaid Interest on the Conversion Amount being redeemed through the date of such redemption payment (the "Change of Control Redemption Price"). In the event the Holder has elected to receive the Change of Control Redemption Price in Common Shares, Vasogen shall deliver, within three (3) Trading Days of receipt of the Holder's Change of Control Redemption Notice, to the Holder's account with DTC on the Change of Control Redemption Date (as defined in Section 14) a number of Common Shares equal to the quotient of (aa) the applicable Change of Control Redemption Price divided by (bb) the Change of Control Conversion Price, rounded to the nearest whole Common Share; provided that if the Change of Control Redemption Date would fall on a date that is after the consummation of the applicable Change of Control, then Vasogen shall not deliver Common Shares to the Holder but rather the Company shall pay the Change of Control Redemption Price to the Holder in cash. Redemptions made in cash as required by this
Section 5 shall be made in accordance with the provisions of Section 14 and shall have priority to payments to shareholders in connection with a Change of Control. Notwithstanding anything to the contrary in this Section 5, until the Change of Control Redemption Price (together with any interest thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(c) may be converted, in whole or in part, by the Holder into Common Shares, or in the event the Conversion Date is after the consummation of the Change of Control, shares or equity interests of the Successor Entity substantially equivalent to the Common Shares pursuant to Section 3.

      (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS. If at any time Vasogen grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 7 below in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

      (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.

         (a) Adjustment of Conversion Price upon Issuance of Common Shares. If and whenever on or after the Subscription Date, Vasogen issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of Vasogen, but excluding Common Shares deemed to have been issued or sold by Vasogen in connection with any Excluded Security) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the product of (A) the Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by Vasogen upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed

Outstanding   immediately  after  such  Dilutive   Issuance.   For  purposes  of
determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

            (i) Issuance of Options. If Vasogen in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by Vasogen at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 7(a)(i), the "lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company or Vasogen in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company or Vasogen, as the case may be, at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities, the Conversion Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as Vasogen issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 7(a)(ii), the "lowest price per share for which one Common Share is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by Vasogen with respect to any one Common Share upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Common Shares changes at any time, the Conversion Price in effect at the time of such change shall be re-adjusted (but to no greater extent than originally adjusted) to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Subscription Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of Vasogen, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by Vasogen therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by Vasogen in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by Vasogen will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by Vasogen will be the Weighted Average Price of such securities on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which Vasogen is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 7(d), if Vasogen takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment of Conversion Price upon Subdivision or Combination of Common Shares. If Vasogen at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If Vasogen at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment made pursuant to this Section 7(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Other Events. If any event occurs of the type contemplated by the provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then Vasogen's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

         (d) Abandoned Dividends or Distributions. If Vasogen shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Conversion Price shall be required by reason of the taking of such record.

         (e) Holder's Right of Alternative Conversion Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 7, if Vasogen in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Subscription Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations, share dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), Vasogen or the Company shall provide written notice thereof via facsimile and overnight courier to the Holder on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date Vasogen issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of this Note by it by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect. The Holder's election to rely on a Variable Price for a particular conversion of this Note shall not obligate the Holder to rely on a Variable Price for any future conversions of this Note.

      (8) COMPANY INSTALLMENT CONVERSION OR REDEMPTION.

         (a)  General.  Subject  to and in  accordance  with  the  terms of this
Section 8, on each applicable Installment Date, the Company shall pay to the Holder of this Note the Installment Amount as of such Installment Date by the combination of any of the following, (i) provided that there has been no Equity Conditions Failure, requiring the conversion of all or any portion of the applicable Installment Amount, in accordance with this Section 8 (a "Company Conversion"), and/or (ii) redeeming for cash all or any portion of the applicable Installment Amount in accordance with this Section 8 (a "Company Redemption"); provided that all of the outstanding applicable Installment Amount as of each such Installment Date must be converted or redeemed by the Company on the applicable Installment Date, subject to the provisions of this Section 8. Unless the Company Installment Notice (as defined below) indicates otherwise or if there is an Equity Conditions Failure, the entire Installment Amount to be paid on such Installment Date shall be paid through a Company Conversion. On or prior to the date which is the eighth (8th) Trading Day prior to each Installment Date (each, an "Installment Notice Due Date"), the Company shall deliver written notice (each, a "Company Installment Notice"), to the Holder which Company Installment Notice shall state (i) the portion, if any, of the applicable Installment Amount to be converted pursuant to a Company Conversion (the "Company Conversion Amount"), (ii) the portion, if any, of the applicable Installment Amount which the Company elects to redeem pursuant to a Company Redemption (the "Company Redemption Amount") and (iii) unless the Company has elected to pay the applicable Installment Amount entirely through a Company Redemption, the Company Installment Notice shall certify that the Equity Conditions have been satisfied as of the date of the Company Installment Notice. Each Company Installment Notice whether actually given or deemed given shall be irrevocable. Except as expressly provided in this Section 8(a), the Company shall redeem and convert the applicable Installment Amount of this Note pursuant to this Section 8 and the corresponding Installment Amounts of the Other Notes pursuant to the corresponding provisions of the Other Notes in the same ratio of the Installment Amount being redeemed and converted hereunder. The Company Redemption Amount (whether set forth in the Company Installment Notice or by operation of this Section 8) shall be redeemed in accordance with Section 8(b) and the Company Conversion Amount shall be converted in accordance with Section 8(c).

         (b) Mechanics of Company Redemption. If the Company elects, or is deemed to have elected, a Company Redemption in accordance with Section 8(a), then the Company Redemption Amount, if any, which is to be paid to the Holder on the applicable Installment Date shall be redeemed by the Company on such Installment Date upon payment by the Company to the Holder on such Installment Date, by wire transfer of immediately available funds, an amount in cash (the "Company Installment Redemption Price") equal to 100% of the Company Redemption Amount. If the Company fails to redeem the Company Redemption Amount on the applicable Installment Date by payment of the Company Installment Redemption Price on such date, then at the option of the Holder designated in writing to the Company (any such designation, a "Conversion Notice" for purposes of this Note), the Holder may require the Company to convert all or any part of the Company Redemption Amount at the Company Conversion Price. Conversions required by this Section 8(b) shall be made in accordance with the provisions of Section 3(c).
Notwithstanding  anything to the contrary in this Section  8(b),  but subject to
Section 3(d), until the Company Installment Redemption Price (together with any interest thereon) is paid in full, the Company Redemption Amount (together with any interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert all or any portion of the Company Redemption Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Redemption Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

         (c) Mechanics of Company Conversion.

            (i) If the Company pays any part of an Installment Amount pursuant to a Company Conversion in accordance with Section 8(a), then on the third (3rd) Trading Day immediately preceding the Installment Date the Company shall (i) direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder, for delivery on or prior to the Installment Date, to the Holder's account with DTC a number of Common Shares equal to the quotient of (x) such Company Conversion Amount (minus accrued and unpaid Interest included in such amount) divided by (y) the Initial Company Conversion Price (the "Pre-Installment Conversion Shares"), rounded to the nearest whole Common Share and (ii) pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any accrued and unpaid Interest included in such Company Conversion Amount. On the third (3rd) Trading Day immediately after the end of the Company Conversion Measuring Period (the "Installment Settlement Date"), the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, deliver to the Holder's account with DTC a number of additional Conversion Shares, if any, equal to the Installment Balance Conversion Shares. If an Event of Default occurs during any applicable Company Conversion Measuring Period and the Holder elects an Event of Default Redemption in accordance with Section 4(b), then, at the Holder's option, either (A) the Holder, upon receipt of the Event of Default Redemption Price (which Redemption Price includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which Redemption Price shall be reduced to the extent any such Common Shares are not returned to the Company), shall return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) the Conversion Amount used to calculate the Event of Default Redemption Price shall be reduced by the product of (1) the Company Conversion Amount applicable to such Installment Date multiplied by (2) the Conversion Share Ratio and, notwithstanding Section 14(a), in the case of this clause (B), the Event of Default Redemption Price shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period.

            (ii) Subject to the provisions of the following sentence, if there is an Equity Conditions Failure, then at the option of the Holder designated in writing to the Company, the Holder may require the Company to satisfy the payment of the relevant

Installment Amount in one of the following ways or a combination of both: (x) the Company shall redeem all or any part designated by the Holder of the unconverted Company Conversion Amount (such designated amount is referred to as the "First Redemption Amount") on such Installment Date or Installment Settlement Date, as applicable, by paying to the Holder on such Installment Date or Installment Settlement Date, as applicable, by wire transfer of immediately available funds, an amount in cash equal to 125% of such First Redemption Amount, or (y) the Company Conversion shall be null and void with respect to all or any part designated by the Holder of the unconverted Company Conversion Amount (other than any amount redeemed under clause (x) of this Section 8(c)(ii)) and the Holder shall be entitled to all the rights of a holder of this Note with respect to such amount of the Company Conversion Amount; for the avoidance of doubt, Vasogen's failure to issue Common Shares with respect to any Company Conversion Amount due to an Equity Conditions Failure shall not be deemed an Event of Default hereunder so long as the Company otherwise complies with the Holder's written designation in respect of the options set forth in (x) and (y) above with respect to such Company Conversion Amount. In the event of an Equity Conditions Failure, at the Holder's option, either (A) the Holder shall, upon receipt of a First Redemption Amount (which amount includes redemption of any portion of a Company Conversion Amount represented by Pre-Installment Conversion Shares that shall be returned to the Company and which First Redemption Amount shall be reduced to the extent any such Common Shares are not returned to the Company), return any Pre-Installment Conversion Shares delivered in connection with the applicable Installment Date to Vasogen which the Holder has not otherwise sold, transferred or disposed of or (B) any related First Redemption Amount shall be reduced by the product of (I) the Company Conversion Amount applicable to such Installment Date multiplied by (II) the Conversion Share Ratio and, notwithstanding the foregoing sentence, in the case of this clause (B), such First Redemption Amount shall be paid by the Company to the Holder within five (5) Trading Days after the end of the Company Conversion Measuring Period. If the Company fails to redeem any First Redemption Amount on or before the applicable Installment Date or Installment Settlement Date, as applicable, by payment of such amount on the applicable Installment Date or Installment Settlement Date, as applicable, then the Holder shall have the rights set forth in Section 14(a) as if the Company failed to pay the applicable Company Redemption Price and all other rights under this Note (including, without limitation, such failure constituting an Event of Default described in
Section 4(a)(xi)). Notwithstanding anything to the contrary in this Section 8(c), but subject to 3(d), until Vasogen delivers Common Shares representing the Company Conversion Amount to the Holder, the Company Conversion Amount may be converted by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert the Company Conversion Amount prior to the applicable Installment Date as set forth in the immediately preceding sentence, the Company Conversion Amount so converted shall be deducted from the Installment Amounts relating to the Installment Dates as set forth in the applicable Conversion Notice.

            (iii) If, in connection with any Company Conversion, Vasogen is unable to issue at the applicable Unadjusted Company Conversion Price all the Common Shares that, but for the application of the Exchange Cap, Vasogen would have been required to issue, then (A) Vasogen shall deliver to the Holder Common Shares in accordance with Section 8(c)(i) and (B) the Company shall pay to the Holder in cash, within ten (10) Trading Days of the applicable Installment Settlement Date, an amount equal to the product of (1) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date and (2) the excess (if any) of (x) such Adjusted Company Conversion Price over (y) the Conversion Price (the "Company Conversion Make-Whole"). Notwithstanding the foregoing, in connection with such Company Conversion, if the Company is prohibited, pursuant to the rules and regulations of any applicable Principal Market, to effect a Company Conversion by both the delivery by Vasogen to the Holder of Common Shares and the payment by the Company of the Company Conversion Make-Whole in cash, then (1) the Company shall pay to the Holder, in cash, on the Installment Settlement Date, an amount (the "Exchange Cap Installment Payment") equal to the product of (A) the number of Exchange Cap Limitation Shares applicable to such Installment Settlement Date multiplied by (B) such Adjusted Company Conversion Price and upon such payment the Company's and Vasogen's obligations to such Holder with respect to such Company Conversion shall be deemed to be fully satisfied, and (2) such Holder shall return to Vasogen on or before such Installment Settlement Date any Common Shares issued to such Holder by Vasogen in connection with such Company Conversion; provided that in the event that the Holder cannot return any such Common Shares to Vasogen, the Company shall pay to the Holder, in lieu of the foregoing, an amount in cash equal to the difference between (x) the Exchange Cap Installment Payment and (y) the product of (I) the number of Pre-Installment Conversion Shares issued to the Holder multiplied by (II) the applicable Unadjusted Initial Company Conversion Price.

         (d) Accelerated Amounts. The Company may, at its option (the "Accelerated Payment Option"), (x) in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to date the of delivery of the Company Installment Notice exceeds $1.00, increase the amount of the Installment Amount to be paid on the applicable Installment Date by up to $600,000 plus accrued and unpaid Interest on such amount or (y) at any one time during each of 2005, 2006 or 2007, in the event that the Weighted Average Price of the Common Shares on the most recently completed Trading Day prior to the date of delivery of the Company Installment Notice exceeds $4.00 on NASDAQ, increase the applicable Installment Amount to be paid on the applicable Installment Date by an amount equal to up to 40% of the aggregate Principal amount (excluding the Letter of Credit Amount) of this Note then outstanding plus accrued and unpaid Interest on such amount (any such amount described in clauses (x) or (y) which exceeds the applicable Installment Amount, an "Accelerated Amount"). In order for the Company to exercise any Accelerated Payment Option, (1) the applicable Accelerated Amount shall be added to the Installment Amount to be paid to the Holder in any Company Redemption and/or Company Conversion on the applicable Installment Date pursuant to this Section 8 and (2) Vasogen shall issue the appropriate number of Accelerated Payment
Options Warrants on the applicable Installment Date. If the Company exercises any such Accelerated Payment Option, the applicable Company Installment Notice delivered to the holders of the Notes pursuant to Section 8(a) shall also state that (1) the Company is exercising the Accelerated Payment Option and describe the basis on which the Company is making such exercise, (2) state the aggregate Accelerated Amount that shall be paid to the holders of all Notes on the Installment Date and (3) state the number of Accelerated Payment Option Warrants Vasogen anticipates issuing to the Holder on the applicable Installment Date. Each Accelerated Amount shall be deducted from the Installment Amounts to be paid on the last scheduled Installment Date hereunder.

         (e) Pro Rata Acceleration Requirement. If the Company elects to exercise the Accelerated Payment Option pursuant to Section 8(d), then it must simultaneously take the same action (and in the same proportion of the Accelerated Amount) with respect to the Other Notes.

      (9) COMPANY'S RIGHT OF MANDATORY REDEMPTION/CONVERSION.

         (a) Mandatory Redemption/Conversion. If at any time from and after the first (1st) anniversary of the Issuance Date (the "Mandatory Redemption/Conversion Eligibility Date"), (i) the Weighted Average Price of the Common Shares exceeds 175% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the Mandatory Redemption/Conversion Eligibility Date (the "Mandatory Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the Mandatory Redemption/Conversion Notice Date (as defined below) through and including the Mandatory Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any Mandatory Conversion, the Company shall have the right, provided the Mandatory Redemption/Conversion is met on and as of the Mandatory Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Redemption") and/or (ii) require the conversion of all or any portion of the Conversion Amount then remaining under this Note (a "Mandatory Conversion"). The portion of this Note subject to redemption pursuant to this Section 9 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed on the Mandatory Redemption/Conversion Date plus any accrued and unpaid Interest thereon through the Mandatory Redemption/Conversion Date (the "Mandatory Redemption Price"). The Company may exercise its right to require a Mandatory Redemption and/or a Mandatory Conversion under this Section 9(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "Mandatory Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "Mandatory Redemption/Conversion Notice Date") and each Mandatory
Redemption/Conversion Notice shall be irrevocable. The Mandatory Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "Mandatory Redemption/Conversion Amount") which the Company has elected to be subject to Mandatory Redemption and/or Mandatory Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount that the Company is requiring to be converted pursuant to a Mandatory Conversion, (the "Mandatory Conversion
Amount"), (3) the Holder's pro rata portion, if any, of the Mandatory Redemption/Conversion Amount which the Company elects to redeem pursuant to a Mandatory Redemption (the "Mandatory Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the Mandatory Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the Mandatory Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the Mandatory Redemption/Conversion Notice and (6) the date on which the Mandatory Redemption and/or Mandatory Conversion shall occur (the "Mandatory Redemption/Conversion Date") which date shall be (x) in connection with any Mandatory Redemption not less than ten (10) Trading Days nor more than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date and (y) in connection with any Mandatory Conversion not less than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem and/or convert a Conversion

Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Mandatory Redemption/Conversion Notice Date. The Company may not effect more than one Mandatory Redemption and/or Mandatory Conversion during any consecutive thirty
(30) day period. All Conversion Amounts converted by the Holder after the Mandatory Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the Mandatory Redemption/Conversion Date. Mandatory Conversions made pursuant to this Section 9 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c) to (I) the Installment Amount shall be deemed to refer to the Mandatory Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the Mandatory Conversion, (III) the Company Conversion Amount shall be deemed to refer to the Mandatory Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the Mandatory Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price, (VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. Mandatory Redemptions made pursuant to this Section 9 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 9(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of
(i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 9(a), multiplied by
(ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "Redemption/Conversion Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata Redemption/Conversion Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Redemption/Conversion Allocation Percentage and Pro Rata Redemption/Conversion Amount.

      (10) COMPANY'S RIGHT OF REDEMPTION/CONVERSION OF THE LETTER OF CREDIT AMOUNT.

         (a) Letter of Credit Amount Redemption. If at any time from and after the Issuance Date (the "LC Conversion Eligibility Date"), (i) the Weighted Average Price of
the Common Shares exceeds 150% of the Conversion Price then in effect for each of twenty (20) Trading Days out of any thirty (30) consecutive Trading Days following the LC Conversion Eligibility Date (the "LC Redemption/Conversion Condition") and (ii) the Equity Conditions are satisfied or waived in writing by the Holder from and including the LC Redemption/Conversion Notice Date (as defined below) through and including the LC Redemption/Conversion Date (as defined below) or through and including the Installment Settlement Date in the case of any LC Conversion, the Company shall have the right, provided the LC Redemption/Conversion Condition is met on and as of the LC Redemption/Conversion Notice Date (as defined below), to (i) redeem all or any portion of a principal amount of this Note then outstanding that is not in excess of the Letter of Credit Amount (the "Available Conversion Amount") (such redemption, an "LC Redemption") and/or (ii) require the conversion of all or any portion of such amount (an "LC Conversion"). The portion of this Note subject to redemption pursuant to this Section 10 shall be redeemed by the Company in cash, if it so elects, at a price equal to the Conversion Amount being redeemed plus any accrued and unpaid Interest thereon through the LC Redemption/Conversion Date (the "LC Redemption Price"). The Company may exercise its right to require an LC Redemption and/or an LC Conversion under this Section 10(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "LC Redemption/Conversion Notice" and the date all of the holders are delivered such notice by facsimile is referred to as the "LC Redemption/Conversion Notice Date") and each LC Redemption/Conversion Notice shall be irrevocable. The LC Redemption/Conversion Notice shall state (1) the aggregate Conversion Amount of Notes (the "LC Redemption/Conversion Amount") which the Company has elected to be subject to an LC Redemption and/or an LC Conversion from all of the holders of the Notes pursuant to this Section 9 (and analogous provisions under the Other Notes), (2) the portion, if any, of the
Available Conversion Amount that the Company is requiring to be converted pursuant to an LC Conversion, (the "LC Conversion Amount"), (3) the portion, if any, of the Available Conversion Amount which the Company elects to redeem pursuant to an LC Redemption (the "LC Redemption Amount"), (4) the aggregate amount of accrued and unpaid Interest on the LC Redemption/Conversion Amount which shall be paid in cash to the holders of Notes on the LC Redemption/Conversion Date, (5) that the Equity Conditions have been satisfied as of the date of the LC Redemption/Conversion Notice and (6) the date on which the LC Redemption and/or LC Conversion shall occur (the "LC Redemption/Conversion Date") which date shall be (x) in connection with any LC Redemption not less than fifteen (15) Trading Days nor more than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date and (y) in connection with any LC Conversion not less than thirty (30) Trading Days after the LC Redemption/Conversion Notice Date; provided, however, that the Company shall not redeem any aggregate Conversion Amount under this Section in excess of the Holder's Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and the TSX combined over the fifteen (15) consecutive Trading Day period ending on the Trading Day immediately preceding the LC Redemption/Conversion Notice Date. The Company may not effect more than one LC Redemption and/or LC Conversion during any consecutive thirty (30) day period. All Conversion Amounts converted by the Holder after the LC Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed and/or converted on the LC Redemption/Conversion Date. LC Conversions made pursuant to this Section 10 shall be made in accordance with Section 8(c) (including Section 8(c)(iii)) and references in Section 8(c)
to (I) the Installment Amount shall be deemed to refer to the LC Redemption/Conversion Amount (plus accrued and unpaid Interest thereon), (II) the Company Conversion shall be deemed to refer to the LC Conversion, (III) the Company Conversion Amount shall be deemed to refer to the LC Conversion Amount (plus accrued and unpaid Interest thereon), (IV) the Installment Date shall be deemed to refer to the LC Redemption/Conversion Date, (V) the Initial Company Conversion Price shall be deemed to refer to Initial Mandatory Conversion Price,
(VI) the Company Conversion Measuring Period shall be deemed to refer to the Mandatory Conversion Measuring Period, (VII) the Company Conversion Price shall be deemed to refer to Mandatory Conversion Price, (VIII) the Adjusted Company Conversion Price shall be deemed to refer to the Adjusted Mandatory Conversion Price and (IX) the Unadjusted Company Conversion Price shall be deemed to refer to the Unadjusted Mandatory Conversion Price. LC Redemptions made pursuant to this Section 10 shall be made in accordance with Section 14.

         (b) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause an LC Redemption and/or LC Conversion pursuant to Section 10(a), then it must simultaneously take the same action with respect to the Other Notes. If the Company elects to cause a LC Redemption and/or LC Conversion pursuant to
Section 10(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 10(a), multiplied by (ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its "LC Amount Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata LC Amount"). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's LC Amount Allocation Percentage and Pro Rata LC Amount.

      (11) GUARANTY. Vasogen and Vasogen, Corp. shall guarantee the obligations under this Note and the Other Notes to the extent and in the manner set forth in the Guarantees (as defined in the Securities Purchase Agreement).

      (12) NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

      (13) AUTHORIZED SHARES.

         (a) Reservation. Vasogen shall have sufficient authorized and unissued Common Shares for each of the Notes equal to the number of Common Shares necessary to effect the conversion at the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, Vasogen shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes, the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Common Shares so available be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "Required Amount").

         (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding Vasogen does not have a sufficient number of authorized and unissued Common Shares to satisfy its obligation to have available for issuance upon conversion of the Notes at least a number of Common Shares equal to the Required Amount (an "Authorized Share Failure"), then Vasogen shall as promptly as practicable take all action necessary to increase Vasogen's authorized Common Shares to an amount sufficient to allow Vasogen to have available the Required Amount for the Notes then outstanding.

      (14) HOLDER'S REDEMPTIONS.

         (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Trading Days after the Company's receipt of the Holder's Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with
Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to be paid in cash to the Holder concurrently with the consummation of such Change of Control if such notice is received at least five
(5) Trading Days prior to the consummation of such Change of Control and within five (5) Trading Days after the Company's receipt of such notice otherwise (the "Change of Control Redemption Date"). The Company shall deliver the Mandatory Redemption Price to the Holder on the Mandatory Redemption/Conversion Date. The Company shall deliver the LC Redemption Price to the Holder on the LC Redemption/Conversion Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to, by providing written notice to the Company, require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price has not been paid. Upon the Company's receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 20(d)) to the Holder representing such Conversion Amount.

         (b) Redemption by Other Holders. Upon the Company's receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) (each, an "Other Redemption Notice"), the Company shall immediately, but no later than one (1) Trading Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Trading Day period beginning on and including the date which is three (3) Trading Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is three (3) Trading Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Trading Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Trading Day period.

      (15) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as provided by law, the Canada Business Corporations Act and as expressly provided in this Note.

      (16) COVENANTS.

         (a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) neither Vasogen nor any of its Subsidiaries shall incur Indebtedness that is senior to the Notes or the Guarantees as applicable.

         (b) Incurrence of Indebtedness. So long as this Note is outstanding, Vasogen shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by this Note and the Other Notes and
(ii) Permitted Indebtedness.

         (c) Existence of Liens. So long as this Note is outstanding, Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by Vasogen or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens.

         (d) Restricted Payments. Vasogen shall not, and Vasogen shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness, whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

         (e) Net Cash Balance Test. If the ACCLAIM trial fails to meet its primary endpoint, then, beginning on September 1, 2006 until the earlier of (x) the Maturity Date or (y) such time as the Notes have been otherwise converted or redeemed in full, Vasogen and the Company, on a consolidated basis, shall maintain, at all times, a Net Cash Balance equal to or exceeding the applicable Net Cash Balance Threshold (the "Net Cash Balance Test").

            (i) On any date (or within four (4) Business Days thereafter) on which the Net Cash Balance Test is not satisfied (a "Failure Date"), Vasogen shall publicly disclose (on a Current Report on Form 6-K or otherwise and through analogous legal disclosure means under Canadian securities laws) the fact that Vasogen has failed to satisfy the Net Cash Balance Test. On the date of any such disclosure, Vasogen shall also provide to the Holder a certification, executed on behalf of Vasogen by the Chief Financial Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, as to the amount of the Net Cash Balance as of the Failure Date and disclose such amount in the Current Report on Form 6-K.

            (ii) Vasogen shall announce its operating results (the "Operating Results") for each Fiscal Quarter no later than the forty-fifth (45th) day after the end of each Fiscal Quarter or, with respect to the last Fiscal Quarter, the ninetieth (90th) day after such quarter (the "Announcement Date") and, in the event Vasogen shall have satisfied the Net Cash Balance Test at all times during such Fiscal Quarter, such announcement shall include a statement to the effect that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter; provided, however, that in the event Vasogen is delayed in announcing its Operating Results for any Fiscal Quarter, on the Announcement Date Vasogen shall, in lieu of the foregoing, (A) make a statement to the effect that it has complied with all of its covenants under the Notes, including, without limitation, the Net Cash Balance Test and (B) provide to the holders of Notes a certification, in accordance with terms of the next sentence, certifying the same. On the Announcement Date, Vasogen shall also provide to the holders of Notes a certification, executed on behalf of Vasogen by the Chief Financial
Officer of Vasogen or his or her designate who shall also be an executive officer or the controller, certifying that Vasogen satisfied the Net Cash Balance Test at all times throughout such Fiscal Quarter.

      (17) RIGHTS UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if Vasogen shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Note, then, in each such case any Conversion Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Conversion Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by Vasogen's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date (but such fraction shall not be greater than one); provided, however, that in no event shall the Conversion Price be reduced pursuant to this Section 17 with respect to any portion of a Distribution for which the Conversion Price is also being reduced pursuant to any of the provisions of Section 7 hereof in respect of the same portion of such Distribution.

      (18) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. Any change or amendment so approved shall be binding upon all existing and future holders of this Note and any Other Notes; provided, however, that no such change, amendment, alteration or amendment, as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the Interest Rate, extend the time for payment of Interest or change the manner or rate of accrual of Interest on the Notes, (ii) reduce the amount of Principal, or extend the Maturity Date, of the Notes, (iii) make any change that impairs or adversely affects the conversion rights of the Notes, (iv) impair the right of any holder of Notes to receive payment of principal or Interest or other payments due under the Notes, if any, on or after the due dates therefor; or (v) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 18.

      (19) TRANSFER. This Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement; provided, that the Holder may not transfer any outstanding Principal and accrued and unpaid Interest of this Note, in part, to the extent such Principal and Interest is less than the lesser of (a) $2,000,000 and (b) the remaining outstanding Principal and accrued and unpaid Interest of this Note; provided, further, however, that any transferee of all or any portion of this Note agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Note that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to Vasogen the representations and warranties made by the Purchaser in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, assignment or transfer pursuant to this Section 19, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      (20) REISSUANCE OF THIS NOTE.

         (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 20(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with
Section 20(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

         (b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 20(d)) representing the outstanding Principal.

         (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 20(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

         (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 20(a) or Section 20(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes),
(iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest on the Principal of this Note, from the Issuance Date.

      (21) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      (22) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

      (23) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

      (24) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

      (25) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Weighted Average Price or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      (26) NOTICES; CURRENCY; TAXES; PAYMENTS.

         (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven (7) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

         (b) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Note, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

         (c) Taxes.

            (i) Any and all payments made by the Company hereunder, including any amounts received on a conversion or redemption of the Note and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 26(c)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Note ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 26(c) shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.

         (d) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Buyer Schedule attached to the Purchase Agreements); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Trading Day, the same shall instead be due on the next succeeding day which is a Trading Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date.

      (27) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

      (28) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices otherwise required pursuant to applicable law in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

      (29) GOVERNING LAW; JURISDICTION; JURY TRIAL. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY

HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      (30) JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 30 referred to as the "Judgment Currency") an amount due in US dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

            (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

            (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 30(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 30(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.

      (31) MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      (32) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

         (a) "Accelerated Payment Option Warrants" means warrants exercisable for a number of Common Shares equal to 65% of the quotient of (x) the Accelerated Amount being paid pursuant to Section 8 minus accrued and unpaid Interest included in such amount divided by (y) the Conversion Price on the applicable Installment Date, rounded up to the nearest whole Common Share. Such warrants shall be in substantially the form of the Warrant attached as Exhibit B to the Securities Purchase Agreement, except that the expiration date of such warrants shall be five (5) years from the issuance date thereof. The exercise price of the Accelerated Payment Option Warrants shall be the same as the Conversion Price then in effect; provided, however, that if on the applicable Installment Date on which such warrants are issued the Weighted Average Price of the Common Shares is greater than the Conversion Price that would become the exercise price of the Accelerated Payment Option Warrants, (i) the Company shall pay to the Purchasers, in Common Shares within three (3) Trading Days of the applicable Installment Date or, at the option of the Company, in cash, the product of (A) the difference between (1) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) Trading Days ending on the Trading Day immediately prior to the applicable Installment Date (the "Exercise Price Measuring Period") and (2) such Conversion Price and (B) the number of Common Shares for which such Accelerated Payment Option Warrants are exercisable (such product, the "Adjustment Amount") and (ii) the exercise price for such Accelerated Payment Option Warrants will be adjusted to equal such arithmetic average of the Weighted Average Price of the Common Shares during the Exercise Price Measuring Period. In the event the Company shall pay the Adjustment Amount in Common Shares, the number of Common Shares to be delivered shall be equal to the quotient of the Adjustment Amount divided by the Company Conversion Price for the applicable Installment Date, rounded up to the nearest whole Common Share; provided, however that the Company shall not be entitled to pay the Adjustment Amount in Common Shares if the Equity Conditions are not satisfied.

         (b) "Adjusted Conversion Price" means, as of any date of determination, the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Conversion Date.

         (c) "Approved Share Plan" means any employee benefit plan which has been approved by the Board of Directors of Vasogen, pursuant to which Vasogen's securities may be issued to any employee, consultant, officer or director in connection with services provided or to be provided to Vasogen or any Subsidiary thereof.

         (d) "Bloomberg" means Bloomberg Financial Markets.

         (e) "Canadian Prospectus" shall have the meaning set forth in the Registration Rights Agreement.

         (f) "Change of Control" means any  Fundamental  Transaction  other than
(A) any reorganization, recapitalization or reclassification of the Common Shares in which holders of Vasogen's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or Vasogen.

         (g)  "Change  of Control  Conversion  Price"  means,  as of any date of determination, that price which shall be computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the ten (10) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such period, the "Change of Control Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Change of Control Measuring Period shall yield a price that is less than $1.00, then the Change of Control Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Change of Control Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable date using the Change of Control Conversion Price as calculated pursuant to the foregoing sentence, then the Change of Control Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the delivery of the Change of Control Redemption Notice (such price, the "Adjusted Change of Control Conversion Price").

         (h) "Closing Date" shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

         (i) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of Vasogen or issuable upon conversion or exercise, as applicable, of the Notes and the Warrants.

         (j) "Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and
(ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Installment Date (such period, the "Company Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Company Conversion Measuring Period shall yield a price that is less than $1.00, then the Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Company Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on an Installment Settlement Date using the Company
Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Company Conversion Price"), then the Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the

Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Company Conversion Price").

         (k) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

         (l) "Conversion Share Ratio" means, as to any applicable date of determination, the quotient of (i) the number of Pre-Installment Conversion Shares or Pre-Maturity Conversion Shares, as applicable, delivered in connection with an Installment Date or the Maturity Date, as applicable divided by (ii) the number of Post-Installment Conversion Shares or Post Maturity Conversion Shares, as applicable, relating to such Installment Settlement Date or Maturity Settlement Date, as the case may be.

         (m) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (n) "Effectiveness Time" means January 20, 2006.

         (o) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc. or the American Stock Exchange.

         (p) "Equity Conditions" means that each of the following conditions is satisfied: (i) either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and a Grace Period (as defined in the Registration Rights Agreement) shall not be in progress or (y) all Common Shares issuable upon conversion or redemption of the Notes and payment of Installment Amounts shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws and such shares shall be freely tradable on both the NASDAQ and the TSX, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (ii) the Common Shares are designated for quotation or listed on both of the Principal Markets and shall not have been suspended from trading on either of such exchanges or markets (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by Vasogen or the Company) nor shall delisting or suspension by either of such exchanges or markets have been threatened or pending either (A) in writing by such exchanges or markets or (B) by falling below the minimum listing maintenance requirements of such exchanges or markets; provided, however, that no threatened or pending delisting or suspension that has been publicly announced and which shall not occur within one (1) month of the applicable date of determination shall be considered when determining whether the Company has satisfied the condition set forth in this clause (ii); (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination (or such lesser period of time since the Issuance Date), Vasogen shall have delivered Conversion Shares upon conversion of the Notes and Warrant Shares upon exercise of the Warrants to the holders on a timely basis as set forth in Section 3(c)(ii) hereof (and analogous provisions under the Other Notes) and Sections 1(c) of the Warrants, unless such failure to deliver shall have occurred only once and shall have been remedied by Vasogen with three (3) Business Days; (iv) any applicable Common Shares to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules and regulations of the Principal Markets; (v) on each day during the period beginning three (3) months prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), the Company (or Vasogen if any such payment was due in Common Shares) shall not have failed to timely make any payments within five (5) Trading Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, rejected publicly by the board of directors (or similar governing body) of Vasogen or the Company, as applicable, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) neither Vasogen nor the Company shall have any knowledge of any fact (other than facts relating exclusively to the Holder that would require updating of the Selling Shareholders or Plan of Distribution section of the Registration Statement) that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any Common Shares issuable upon conversion or redemption of the Notes or payment of Installment Amounts not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws, other than any restrictions on disposition by (I) a holder of a control block, where the Holder has become such a holder or (II) an affiliate; (viii) Vasogen and the Company shall be in material compliance with and shall not be in breach of any material provision or covenant, and shall not have breached, as of the Closing Date, any representation or warranty contained in any Transaction Document; and (ix) at the applicable date of determination, Vasogen is not Insolvent (as defined in the Securities Purchase Agreement).

         (q) "Equity Conditions Failure" means that during any period commencing with (i) the delivery of the Company Installment Notice through the applicable Installment Date or Installment Settlement Date, as applicable, or (ii) the delivery of the Maturity Election Notice through the Maturity Settlement Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

         (r) "Exchange Cap Limitation Shares" means (i) with respect to any conversion required pursuant to a Conversion Notice, a number of Common Shares equal to the quotient of the Conversion Amount set forth in such Conversion Notice divided by the Conversion Price and (ii) with respect to any Company Conversion, Mandatory Conversion or LC Conversion, a number of Common Shares equal to the quotient of the Conversion Amount subject to conversion divided by the applicable Unadjusted Company Conversion Price or the applicable Unadjusted Mandatory Conversion Price.

         (s) "Excluded  Securities"  means any Common Shares issued or issuable:
(i) in connection with any Approved Share Plan; (ii) upon conversion of the Notes or the exercise of the Warrants; (iii) pursuant to a bona fide firm commitment underwritten public offering which generates gross proceeds to the Company of at least $50,000,000 (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act and "equity lines"); (iv) in connection with any strategic acquisition or strategic transaction, including a licensing partnership, development or marketing agreement, whether through an acquisition of shares or a merger of any business, assets or technologies, the primary purpose of which is not to raise equity capital; and (v) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date and have been disclosed in Schedule 3(r) to the Securities Purchase Agreement, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.

         (t) "FDA Approval" means the pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in treatment of chronic heart failure.

         (u) "Fiscal Quarter" means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company's fiscal year that ends on November 30, or such other fiscal quarter adopted by the Company for financial reporting purposes in accordance with GAAP.

         (v) "Fundamental Transaction" means that the Company shall no longer be a wholly-owned subsidiary of Vasogen or that the Company or Vasogen shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or Vasogen, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Vasogen or Vasogen and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or Vasogen or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in Vasogen's industry for such type of transactions and where the board of directors of Vasogen determines, in good faith, that Vasogen shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or
(iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify the Common Shares.

         (w) "GAAP" means Canadian generally accepted accounting principles, consistently applied, as in effect on the Issuance Date.

         (x) "Holder Pro Rata Amount" means a fraction (i) the numerator of which is the Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate principal amount of all Notes issued to the initial purchasers pursuant to the Purchase Agreements on the Closing Date.

         (y) "Indebtedness" of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables and related accrued liabilities entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above. References to Indebtedness of the Company or Vasogen shall mean Indebtedness on a consolidated basis.

         (z) "Initial Company Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the Installment Date (such period, the "Initial Company Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Company Measuring Period shall yield a price that is less than $1.00, then the Initial Company Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Company Measuring Period (the "Unadjusted Initial Company Conversion Price"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap, the Company is unable to issue Common Shares on an Installment Date using the Initial Company Conversion Price as calculated pursuant to the foregoing sentence to determine the number of Common Shares to be issued to the Holder as payment of any Company Conversion Amount on any Installment Date, then the Initial Company Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the fourth (4th) Trading Day immediately prior to the applicable Installment Date.

         (aa) "Initial Mandatory Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the third (3rd) Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date using the Initial Mandatory Conversion Price as calculated pursuant to the foregoing sentence, then the Initial Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date.

         (bb) "Initial Maturity Conversion Price" means, as of any date of determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the Maturity Date (such period, the "Initial Maturity Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Initial Maturity Measuring Period shall yield a price that is less than $1.00, then the Initial Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Initial Maturity Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Date using the Initial Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Date.

         (cc) "Installment Amount" means, as to the initial Installment Date (and, unless otherwise required herein, such amount shall be the Installment Amount to be paid on each subsequent Installment Date), an amount equal to the lesser of (i) (A) the quotient of (x) the aggregate outstanding Principal of this Note divided by (y) the number of whole months from such Installment Date through the Maturity Date and (ii) the Principal amount outstanding under the Note, in each case, plus any accrued and unpaid interest on such amount, as any such Installment Amount may be reduced pursuant to the terms of this Note, whether upon conversion, redemption or otherwise; provided that, for any scheduled Installment Date following the date on which the Maturity Date is extended to October 7, 2010, the Installment Amount shall be recalculated pursuant to the formula in clause (i) using such new Maturity Date and such amount shall be the Installment Amount to be paid on such Installment Date and on each subsequent Installment Date. For any Installment Date on which an Accelerated Amount is to be paid, such Accelerated Amount shall be added to, and considered part of, the applicable Installment Amount.

         (dd) "Installment Balance Conversion Shares" means, for any Installment Date, a number of Common Shares equal to (i) the Post-Installment Conversion Shares for such date minus (ii) the amount of any Pre-Installment Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Installment Conversion Shares exceeds the Post-Installment Conversion Shares for such date (such excess, the "Installment Conversion Shares Excess"), the outstanding Principal under this Note shall be reduced by the product of (x) the Installment Conversion Share Excess and (y) the Company Conversion Price and the Installment Balance Conversion Shares shall equal zero (0).

         (ee) "Installment Date" means, initially, the first (1st) day of the calendar month following the month during which the Canadian Prospectus has become effective and, thereafter, the first (1st) day of each calendar month prior to the Maturity Date.

         (ff) "Interest Principal Amount" means, for any date of determination, the amount equal to (i) the outstanding Principal of this Note on such date minus (ii) the Letter of Credit Amount on such date.

         (gg) "Letter of Credit Amount" means the Holder's Pro Rata Amount of the amount of the letter of credit (the "Letter of Credit") issued in favor of the LC Agent (as defined in the Securities Purchase Agreement), which amount shall initially be $10,000,000, which amount may be reduced pursuant to Section 4(q) of the Securities Purchase Agreement.

         (hh)   "Mandatory   Conversion   Price"  means,   as  of  any  date  of
determination, that price which shall be the lower of (i) the applicable Conversion Price and (ii) the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days commencing on the Trading Day immediately after the applicable Mandatory Redemption/Conversion Date or LC Redemption/Conversion Date, as the case may be (such period, the "Mandatory Conversion Measuring Period"). Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the applicable Installment Settlement Date pursuant to Section 8(c) using the Mandatory Conversion Price as calculated pursuant to the foregoing sentence (the "Unadjusted Mandatory Conversion Price"), then the Mandatory Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Installment Settlement Date (such price, the "Adjusted Mandatory Conversion Price").

         (ii) "Maturity Balance Conversion Shares" means a number of Common Shares equal to (i) the Post-Maturity Conversion Shares for such date minus (ii) the amount of any Pre-Maturity Conversion Shares delivered on such date; provided that in the event that the amount of Pre-Maturity Conversion Shares exceeds the Post-Maturity Conversion Shares for such date (such excess, the "Maturity Conversion Shares Excess"), then the Maturity Balance Conversion Shares shall equal zero (0).

         (jj) "Maturity Conversion Price" means that price which shall be the lower of (i) the applicable Conversion Price and (ii) the price computed as 95% of the arithmetic average of the Weighted Average Price of the Common Shares during each of the twelve (12) consecutive Trading Days beginning on the Trading Day immediately following the Maturity Date (such period, the "Maturity Conversion Measuring Period"); provided, however, that if such arithmetic average of the Weighted Average Price during the Maturity Conversion Measuring Period shall yield a price that is less than $1.00, then the Maturity Conversion Price shall be computed as 90% of the arithmetic average of the Weighted Average Price of the Common Shares during the Maturity Conversion Measuring Period. Notwithstanding the foregoing, in the event that as a result of the application of the Exchange Cap the Company is unable to issue Common Shares on the Maturity Settlement Date using the Maturity Conversion Price as calculated pursuant to the foregoing sentence, then the Maturity Conversion Price shall be the price equal to the arithmetic average of the Weighted Average Price of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately preceding the Maturity Settlement Date.

         (kk) "Maturity Date" means October 7, 2007; provided that such date shall be extended to October 7, 2010 in the event that the FDA Approval is granted; provided, however, that the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date; provided, further, that such date shall be shortened by the number of months equal to the quotient of (A) any Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount) paid on any Installment Date hereunder divided by (B) the applicable Installment Amount paid on the Installment Date related to such Accelerated Amount (less the amount of any accrued and unpaid interest included in such amount and less any Accelerated Amount that would otherwise be included therein) on the Installment Date related to such Accelerated Amount, rounded down to the nearest whole number.

         (ll) "NASDAQ" means whichever of the Nasdaq National Market or The Nasdaq SmallCap Market on which the Common Shares are traded.

         (mm) "Net Cash Balance" means, at any date, (i) an amount equal to the aggregate amount of cash, cash equivalents (including cash collateralizing the Letter of Credit and not including other restricted cash) and marketable securities, consisting of corporate bonds, commercial paper and medium-term notes, as shown or reflected in the notes to Vasogen's consolidated balance sheet as at such date minus (ii) the unpaid principal balance of any Indebtedness for borrowed money (excluding Indebtedness under the Notes).

         (nn) "Net Cash Balance Threshold" means, for any date of determination, an amount equal to 110% of the outstanding aggregate Principal amount of the Notes on such date.

         (oo) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (pp) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security are quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (qq) "Permitted Indebtedness" means (i) Indebtedness incurred by the Company, Vasogen or their Subsidiaries that is pari passu with, or is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note (any such subordination to be reflected in a written agreement acceptable to the Required Holders and approved by the Required Holders in writing) and which Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later, (ii) Indebtedness secured by Permitted Liens, (iii) Indebtedness to trade creditors incurred in the ordinary course of business,
(iv) intercompany Indebtedness amongst the Company, Vasogen and their respective Subsidiaries which Indebtedness is subordinate in right of payment to the Indebtedness evidenced by this Note and (v) Indebtedness the proceeds of which are used to redeem, repay or otherwise retire the Notes, in whole or in part; provided that in the event such Indebtedness is not used to redeem, repay or retire the Notes in full, such Indebtedness shall rank junior to the Notes in accordance with Section 16(a).

         (rr) "Permitted Liens" means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and (iv) Liens (A) upon or in any equipment, inventory or other assets acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment, inventory or other assets or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment, inventory or other assets at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, inventory or other assets.

         (ss) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (tt) "Post-Installment Conversion Shares" means, for any Installment Date, that number of Common Shares equal to the applicable Company Conversion Amount for such Installment Date divided by the Company Conversion Price (without taking into account the delivery of any Pre-Installment Conversion Shares), rounded up to the nearest whole Common Share.

         (uu) "Post-Maturity Conversion Shares" means that number of Common Shares equal to the outstanding Principal on the Maturity Date divided by the Maturity Conversion Price (without taking into account the delivery of any Pre-Maturity Conversion Shares), rounded up to the nearest whole Common Share.

         (vv) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (ww) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Subscription Date, by and among the Company, Vasogen, Vasogen, Corp. and the initial holders of the Other Notes.

         (xx) "Redemption Notices" means, collectively, the Event of Default Redemption Notices, Change of Control Redemption Notices, any Company Installment Notices (in the event a Company Redemption is elected in any such notices), Mandatory Redemption/Conversion Notices (in the event a Mandatory Redemption is elected in any such notices) and LC Redemption/Conversion Notices (in the event an LC Redemption is elected in any such notice) and, each of the foregoing, individually, a Redemption Notice.

         (yy) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (vi) and (ix) - (xiii), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vii) - (viii), 100%.

         (zz) "Redemption Prices" means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, any Company Installment Redemption Price (in the event a Company Redemption is elected with respect to any Installment Date), Mandatory Redemption Price and LC Redemption Price and, each of the foregoing, individually, a Redemption Price.

         (aaa) "Registration Rights Agreement" means that certain registration rights agreement dated as of the Subscription Date by and among Vasogen and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Shares issuable upon conversion of the Notes and exercise of the Warrants.

         (bbb)  "Required  Holders" means the holders of Notes  representing  at
least  a  majority  of  the  aggregate   principal  amount  of  the  Notes  then
outstanding.

         (ccc) "SEC" means the United States Securities and Exchange Commission.

         (ddd) "Securities Purchase Agreement" means that certain securities purchase agreement dated as of the Subscription Date by and among the Company, Vasogen, Vasogen, Corp. and the initial Holder of this Note pursuant to which the Company issued this Note.

         (eee) "Subscription Date" means October 7, 2005.

         (fff) "Successor Entity" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (ggg) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (hhh) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Note.

         (iii) "TSX" means the Toronto Stock Exchange.

         (jjj) "Trading Day" means any day on which the Common Shares is traded on the Principal Markets, or, if the Principal Markets are not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that "Trading Day" shall not include any day on which the Common Shares is scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on any such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

         (kkk) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (lll) "Warrants" has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

         (mmm) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 25. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      (33) VASOGEN'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of Vasogen to issue Common Shares to the Holder's account with DTC so long as Vasogen has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), Vasogen shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

      (34) DISCLOSURE. Upon receipt or delivery by the Company or Vasogen of any notice in accordance with the terms of this Note, unless Vasogen has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries, Vasogen shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 6-K or otherwise and through analogous legal disclosure in accordance with Canadian securities laws. In the event that Vasogen believes that a notice contains material, nonpublic information, relating to Vasogen or its Subsidiaries, Vasogen shall indicate to such Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to Vasogen or its Subsidiaries.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.

SIGNED,  SEALED AND DELIVERED BY
KEVIN  DONOVAN AS A DEED FOR AND
ON  BEHALF  OF  VASOGEN  IRELAND
LIMITED  PURSUANT  TO A POWER OF
ATTORNEY
                                        ----------------------------------------



Signature of Witness:
                     -------------------------

Name:
     -----------------------------------------

Address:
        --------------------------------------

Occupation:
           -----------------------------------



ACKNOWLEDGED AND AGREED:

VASOGEN INC.


By:
    ------------------------------------------
        Name:

        Title:

        Address:

                                   Exhibit 7a

      Amendments to Senior Convertible Notes - Kings Road Investments Ltd.

                                 (see attached)

                                  VASOGEN INC.
                             VASOGEN IRELAND LIMITED
                                c/o Vasogen Inc.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


KINGS ROAD INVESTMENTS LTD.
c/o Polygon Investment Partners LP
598 Madison Avenue, 14th Floor
New York, NY  10022
Attention: Erik M.W. Caspersen and Brandon L. Jones


Dear Sirs:

      We refer to the Senior Convertible Note, dated as of October 7, 2005 (the "Note"), issued by Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), and acknowledged and agreed to by Vasogen Inc., a Canadian corporation (the "Parent"), in favor of Kings Road Investments Ltd., a Cayman Islands company (the "Holder"), in the original principal amount of U.S. Sixteen Million Five Hundred Thousand Dollars (US$16,500,000). Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Note.

      The Company, the Parent and the Holder hereby agree as follows:

      1. Amendment. Subject to the execution by the Company, the Parent and the
         ---------
holders of the Other Notes of letters in identical form and substance to this Letter, the Note is hereby amended by adding the following subsections (f) and
(g) at the end of Section 3 thereof:

      "(f) Payment in Lieu of Conversion Above Number of Common Shares Available
           ---------------------------------------------------------------------
      for Resale under the Registration Statement. If at any time while this
      -------------------------------------------
      Note is outstanding, the Holder delivers a Conversion Notice and, on the date of receipt of such Conversion Notice by Vasogen (the "Conversion Notice Date"), following the application of, when applicable, Section 3(e) hereof, the number of Common Shares that Vasogen would otherwise be required to issue pursuant to the foregoing provisions of this Section 3 to satisfy such conversion in full (the "Required Conversion Shares") exceeds the number of Common Shares that are available for resale under the Registration Statement (as defined in the

      Registration Rights Agreement) (such excess, the "Unregistered Shares" and the difference between the Required Conversion Shares minus the Unregistered Shares, the "Available Shares"), then (A) the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder the Available Shares by the third (3rd) Trading Day following receipt of the applicable Conversion Notice and (B) the Company shall pay to the Holder, in lieu of Vasogen issuing Unregistered Shares and in addition to any Conversion Make-Whole amount required to be paid pursuant to Section 3(e), within twelve (12) Trading Days following the Conversion Notice Date in cash an amount equal to the product of (x) the Unregistered Shares multiplied by (y) (1) in the event the Holder has not received an Unavailability Notice (as defined below) prior to the delivery of its Conversion Notice, 105% of the arithmetic average of the Weighted Average Price of the Common Shares during the period beginning on, and including, the day the Holder delivers its Conversion Notice and ending on, and including, the third (3rd) Trading Day following receipt of such Conversion Notice or (2) in the event the Holder has received an Unavailability Notice prior to delivery of such Conversion Notice, 105% of the Weighted Average Price of the Common Shares on the applicable Conversion Date (the "Unregistered Shares Redemption Payment"); provided, however, that if at any time the arithmetic average of the Weighted Average Price of the Common Shares calculated for the applicable period or day in accordance with clause (1) or (2) is less than $1.00, then for purposes of clause (y) such arithmetic average shall be multiplied by 110% instead of 105% to determine the Unregistered Shares Redemption Payment. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Available Shares can cover some, but not all, of such portions of the Notes submitted for conversion, Vasogen shall allocate the Available Shares amongst the converting holders in accordance with Section 3(c)(iv). Provided that Vasogen delivers the Common Shares and makes the Unregistered Shares Redemption Payment in the time periods set forth in clauses (A) and (B) of the foregoing sentence, the obligations of the Company and Vasogen with respect to such Conversion Notice shall be deemed to be fully satisfied and the Holder shall have no right to pursue any remedies set forth in Section 3(c)(ii) hereof with respect to such Conversion Notice.

      (g) Notice of Unavailability of Common Shares Under the Registration
          ----------------------------------------------------------------
      Statement. The Company or Vasogen shall deliver to the Holder a written
      ---------
      notice (an "Unavailability Notice") that there are no additional Common Shares available for resale under the Registration Statement (the "Unavailability Date") at the earlier of (i) no more than one (1) Trading Day after such Unavailability Date or (ii) no more than one (1) Trading Day after the delivery of any Conversion Notice by a Holder requiring a conversion of a number of Required Conversion Shares in excess of the amount of any Available Shares."

      2. Expenses. The Company shall pay an amount to the Holder or its
         --------
designee(s) to cover legal expenses reasonably incurred by the Holder in relation to the review, preparation and execution of this Letter.

      3. Ratification of the Note. Except as expressly provided herein, all of
         ------------------------
the terms and conditions of the Note are ratified and shall remain unchanged and continue in full force and effect.

      4. Further Assurances. Each party shall do and perform, or cause to be
         ------------------
done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Letter.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                                Very truly yours,


                                                SIGNED  BY  ALAN  KANE AS A DEED
                                                FOR  AND ON  BEHALF  OF  VASOGEN
                                                IRELAND  LIMITED  PURSUANT  TO A
                                                POWER OF ATTORNEY


                                                --------------------------------
                                                Pursuant to a Power of Attorney



                                                VASOGEN INC.


                                                By: ----------------------------
                                                    Name:
                                                    Title:



Accepted and agreed to as of
the date first written above by:


KINGS ROAD INVESTMENTS LTD.


By:
    ------------------------------
     Name:
     Title:

                                   Exhibit 7b

              Amendments to Senior Convertible Notes - Amatis Ltd.

                                 (see attached)

                                  VASOGEN INC.
                             VASOGEN IRELAND LIMITED
                                c/o Vasogen Inc.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


AMATIS LTD.
c/o Amaranth Advisors LLC
One American Lane
Greenwich, CT  06831
Attention: Will Matthews


Dear Sirs:

      We refer to the Senior Convertible Note, dated as of October 7, 2005 (the "Note"), issued by Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), and acknowledged and agreed to by Vasogen Inc., a Canadian corporation (the "Parent"), in favor of Amatis Ltd., a Cayman Islands company (the "Holder"), in the original principal amount of U.S. Eight Million Dollars (US$8,000,000). Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Note.

      The Company, the Parent and the Holder hereby agree as follows:

      1. Amendment. Subject to the execution by the Company, the Parent and the
         ---------
holders of the Other Notes of letters in identical form and substance to this Letter, the Note is hereby amended by adding the following subsections (f) and
(g) at the end of Section 3 thereof:

      "(f) Payment in Lieu of Conversion Above Number of Common Shares Available
           ---------------------------------------------------------------------
      for Resale under the Registration Statement. If at any time while this
      -------------------------------------------
      Note is outstanding, the Holder delivers a Conversion Notice and, on the date of receipt of such Conversion Notice by Vasogen (the "Conversion Notice Date"), following the application of, when applicable, Section 3(e) hereof, the number of Common Shares that Vasogen would otherwise be required to issue pursuant to the foregoing provisions of this Section 3 to satisfy such conversion in full (the "Required Conversion Shares") exceeds the number of Common Shares that are available for resale under the Registration Statement (as defined in the Registration Rights Agreement) (such excess, the "Unregistered Shares" and the difference between the Required Conversion Shares minus the Unregistered

      Shares, the "Available Shares"), then (A) the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder the Available Shares by the third (3rd) Trading Day following receipt of the applicable Conversion Notice and (B) the Company shall pay to the Holder, in lieu of Vasogen issuing Unregistered Shares and in addition to any Conversion Make-Whole amount required to be paid pursuant to Section 3(e), within twelve (12) Trading Days following the Conversion Notice Date in cash an amount equal to the product of (x) the Unregistered Shares multiplied by (y) (1) in the event the Holder has not received an Unavailability Notice (as defined below) prior to the delivery of its Conversion Notice, 105% of the arithmetic average of the Weighted Average Price of the Common Shares during the period beginning on, and including, the day the Holder delivers its Conversion Notice and ending on, and including, the third (3rd) Trading Day following receipt of such Conversion Notice or (2) in the event the Holder has received an Unavailability Notice prior to delivery of such Conversion Notice, 105% of the Weighted Average Price of the Common Shares on the applicable Conversion Date (the "Unregistered Shares Redemption Payment"); provided, however, that if at any time the arithmetic average of the Weighted Average Price of the Common Shares calculated for the applicable period or day in accordance with clause (1) or (2) is less than $1.00, then for purposes of clause (y) such arithmetic average shall be multiplied by 110% instead of 105% to determine the Unregistered Shares Redemption Payment. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Available Shares can cover some, but not all, of such portions of the Notes submitted for conversion, Vasogen shall allocate the Available Shares amongst the converting holders in accordance with Section 3(c)(iv). Provided that Vasogen delivers the Common Shares and makes the Unregistered Shares Redemption Payment in the time periods set forth in clauses (A) and (B) of the foregoing sentence, the obligations of the Company and Vasogen with respect to such Conversion Notice shall be deemed to be fully satisfied and the Holder shall have no right to pursue any remedies set forth in Section 3(c)(ii) hereof with respect to such Conversion Notice.

      (g) Notice of Unavailability of Common Shares Under the Registration
          ----------------------------------------------------------------
      Statement. The Company or Vasogen shall deliver to the Holder a written
      ---------
      notice (an "Unavailability Notice") that there are no additional Common Shares available for resale under the

      Registration Statement (the "Unavailability Date") at the earlier of (i) no more than one (1) Trading Day after such Unavailability Date or (ii) no more than one (1) Trading Day after the delivery of any Conversion Notice by a Holder requiring a conversion of a number of Required Conversion Shares in excess of the amount of any Available Shares."

      2. Expenses. The Company shall pay an amount to the Holder or its
         --------
designee(s) to cover legal expenses reasonably incurred by the Holder in relation to the review, preparation and execution of this Letter.

      3. Ratification of the Note. Except as expressly provided herein, all of
         ------------------------
the terms and conditions of the Note are ratified and shall remain unchanged and continue in full force and effect.

      4. Further Assurances. Each party shall do and perform, or cause to be
         ------------------
done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Letter.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                                Very truly yours,


                                                SIGNED  BY  ALAN  KANE AS A DEED
                                                FOR  AND ON  BEHALF  OF  VASOGEN
                                                IRELAND  LIMITED  PURSUANT  TO A
                                                POWER OF ATTORNEY


                                                --------------------------------
                                                Pursuant to a Power of Attorney



                                                VASOGEN INC.


                                                By:
                                                    ----------------------------
                                                    Name:
                                                    Title:



Accepted and agreed to as of the date first written above by:


AMATIS LTD.


By:
    --------------------------------
     Name:
     Title:

                                   Exhibit 7c

   Amendments to Senior Convertible Notes - Castlerigg Master Investments Ltd.

                                 (see attached)

                                  VASOGEN INC.
                             VASOGEN IRELAND LIMITED
                                c/o Vasogen Inc.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


CASTLERIGG MASTER INVESTMENTS LTD.
c/o Sandell Asset Management Corp.
40 West 57th Street, 26th Floor
New York, NY  10019
Attention: Cem Hacioglu


Dear Sirs:

      We refer to the Senior Convertible Note, dated as of October 7, 2005 (the "Note"), issued by Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), and acknowledged and agreed to by Vasogen Inc., a Canadian corporation (the "Parent"), in favor of Castlerigg Master Investments Ltd., a Curacao, Netherland Antilles company (the "Holder"), in the original principal amount of U.S. Eight Million Dollars (US$8,000,000). Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Note.

      The Company, the Parent and the Holder hereby agree as follows:

      1. Amendment. Subject to the execution by the Company, the Parent and the
         ---------
holders of the Other Notes of letters in identical form and substance to this Letter, the Note is hereby amended by adding the following subsections (f) and
(g) at the end of Section 3 thereof:

      "(f) Payment in Lieu of Conversion Above Number of Common Shares Available
           ---------------------------------------------------------------------
      for Resale under the Registration Statement. If at any time while this
      -------------------------------------------
      Note is outstanding, the Holder delivers a Conversion Notice and, on the date of receipt of such Conversion Notice by Vasogen (the "Conversion Notice Date"), following the application of, when applicable, Section 3(e) hereof, the number of Common Shares that Vasogen would otherwise be required to issue pursuant to the foregoing provisions of this Section 3 to satisfy such conversion in full (the "Required Conversion Shares") exceeds the number of Common Shares that are available for resale under the Registration Statement (as defined in the

      Registration Rights Agreement) (such excess, the "Unregistered Shares" and the difference between the Required Conversion Shares minus the Unregistered Shares, the "Available Shares"), then (A) the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder the Available Shares by the third (3rd) Trading Day following receipt of the applicable Conversion Notice and (B) the Company shall pay to the Holder, in lieu of Vasogen issuing Unregistered Shares and in addition to any Conversion Make-Whole amount required to be paid pursuant to Section 3(e), within twelve (12) Trading Days following the Conversion Notice Date in cash an amount equal to the product of (x) the Unregistered Shares multiplied by (y) (1) in the event the Holder has not received an Unavailability Notice (as defined below) prior to the delivery of its Conversion Notice, 105% of the arithmetic average of the Weighted Average Price of the Common Shares during the period beginning on, and including, the day the Holder delivers its Conversion Notice and ending on, and including, the third (3rd) Trading Day following receipt of such Conversion Notice or (2) in the event the Holder has received an Unavailability Notice prior to delivery of such Conversion Notice, 105% of the Weighted Average Price of the Common Shares on the applicable Conversion Date (the "Unregistered Shares Redemption Payment"); provided, however, that if at any time the arithmetic average of the Weighted Average Price of the Common Shares calculated for the applicable period or day in accordance with clause (1) or (2) is less than $1.00, then for purposes of clause (y) such arithmetic average shall be multiplied by 110% instead of 105% to determine the Unregistered Shares Redemption Payment. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Available Shares can cover some, but not all, of such portions of the Notes submitted for conversion, Vasogen shall allocate the Available Shares amongst the converting holders in accordance with Section 3(c)(iv). Provided that Vasogen delivers the Common Shares and makes the Unregistered Shares Redemption Payment in the time periods set forth in clauses (A) and (B) of the foregoing sentence, the obligations of the Company and Vasogen with respect to such Conversion Notice shall be deemed to be fully satisfied and the Holder shall have no right to pursue any remedies set forth in Section 3(c)(ii) hereof with respect to such Conversion Notice.

      (g) Notice of Unavailability of Common Shares Under the Registration
          ----------------------------------------------------------------
      Statement. The Company or Vasogen shall deliver to the Holder a written
      ---------
      notice (an "Unavailability Notice") that there are no additional Common Shares available for resale under the Registration Statement (the "Unavailability Date") at the earlier of (i) no more than one (1) Trading Day after such Unavailability Date or (ii) no more than one (1) Trading Day after the delivery of any Conversion Notice by a Holder requiring a conversion of a number of Required Conversion Shares in excess of the amount of any Available Shares."

      2. Expenses. The Company shall pay an amount to the Holder or its
         --------
designee(s) to cover legal expenses reasonably incurred by the Holder in relation to the review, preparation and execution of this Letter.

      3. Ratification of the Note. Except as expressly provided herein, all of
         ------------------------
the terms and conditions of the Note are ratified and shall remain unchanged and continue in full force and effect.

      4. Further Assurances. Each party shall do and perform, or cause to be
         ------------------
done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Letter.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                                Very truly yours,


                                                SIGNED  BY  ALAN  KANE AS A DEED
                                                FOR  AND ON  BEHALF  OF  VASOGEN
                                                IRELAND  LIMITED  PURSUANT  TO A
                                                POWER OF ATTORNEY


                                                --------------------------------
                                                Pursuant to a Power of Attorney



                                                VASOGEN INC.


                                                By:
                                                    ----------------------------
                                                    Name:
                                                    Title:



Accepted and agreed to as of the date first written above by:


CASTLERIGG MASTER INVESTMENTS LTD.


By:
    --------------------------------
     Name:
     Title:

                                   Exhibit 7d

     Amendments to Senior Convertible Notes - Capital Ventures International

                                 (see attached)

                                  VASOGEN INC.
                             VASOGEN IRELAND LIMITED
                                c/o Vasogen Inc.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


CAPITAL VENTURES INTERNATIONAL
c/o Heights Capital Management, Inc.
101 California Street, Suite 3250
San Francisco, CA  94111
Attention:  Martin Kobinger


Dear Sirs:

      We refer to the Senior Convertible Note, dated as of October 7, 2005 (the "Note"), issued by Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), and acknowledged and agreed to by Vasogen Inc., a Canadian corporation (the "Parent"), in favor of Capital Ventures International, a Cayman Islands company (the "Holder"), in the original principal amount of U.S. Four Million Five Hundred Thousand Dollars (US$4,500,000). Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Note.

      The Company, the Parent and the Holder hereby agree as follows:

      1. Amendment.  Subject to the execution by the Company, the Parent and the
         ---------
holders of the Other Notes of letters in identical form and substance to this Letter, the Note is hereby amended by adding the following subsections (f) and
(g) at the end of Section 3 thereof:

      "(f) Payment in Lieu of Conversion Above Number of Common Shares Available
           ---------------------------------------------------------------------
      for Resale under the Registration Statement. If at any time while this
      -------------------------------------------
      Note is outstanding, the Holder delivers a Conversion Notice and, on the date of receipt of such Conversion Notice by Vasogen (the "Conversion Notice Date"), following the application of, when applicable, Section 3(e) hereof, the number of Common Shares that Vasogen would otherwise be required to issue pursuant to the foregoing provisions of this Section 3 to satisfy such conversion in full (the "Required Conversion Shares") exceeds the number of Common Shares that are available for resale under the Registration Statement (as defined in the

      Registration Rights Agreement) (such excess, the "Unregistered Shares" and the difference between the Required Conversion Shares minus the Unregistered Shares, the "Available Shares"), then (A) the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder the Available Shares by the third (3rd) Trading Day following receipt of the applicable Conversion Notice and (B) the Company shall pay to the Holder, in lieu of Vasogen issuing Unregistered Shares and in addition to any Conversion Make-Whole amount required to be paid pursuant to Section 3(e), within twelve (12) Trading Days following the Conversion Notice Date in cash an amount equal to the product of (x) the Unregistered Shares multiplied by (y) (1) in the event the Holder has not received an Unavailability Notice (as defined below) prior to the delivery of its Conversion Notice, 105% of the arithmetic average of the Weighted Average Price of the Common Shares during the period beginning on, and including, the day the Holder delivers its Conversion Notice and ending on, and including, the third (3rd) Trading Day following receipt of such Conversion Notice or (2) in the event the Holder has received an Unavailability Notice prior to delivery of such Conversion Notice, 105% of the Weighted Average Price of the Common Shares on the applicable Conversion Date (the "Unregistered Shares Redemption Payment"); provided, however, that if at any time the arithmetic average of the Weighted Average Price of the Common Shares calculated for the applicable period or day in accordance with clause (1) or (2) is less than $1.00, then for purposes of clause (y) such arithmetic average shall be multiplied by 110% instead of 105% to determine the Unregistered Shares Redemption Payment. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Available Shares can cover some, but not all, of such portions of the Notes submitted for conversion, Vasogen shall allocate the Available Shares amongst the converting holders in accordance with Section 3(c)(iv). Provided that Vasogen delivers the Common Shares and makes the Unregistered Shares Redemption Payment in the time periods set forth in clauses (A) and (B) of the foregoing sentence, the obligations of the Company and Vasogen with respect to such Conversion Notice shall be deemed to be fully satisfied and the Holder shall have no right to pursue any remedies set forth in Section 3(c)(ii) hereof with respect to such Conversion Notice.

      (g) Notice of Unavailability of Common Shares Under the Registration
          ----------------------------------------------------------------
      Statement. The Company or Vasogen shall deliver to the Holder a written
      ---------
      notice (an "Unavailability Notice") that there are no additional Common Shares available for resale under the Registration Statement (the "Unavailability Date") at the earlier of (i) no more than one (1) Trading Day after such Unavailability Date or (ii) no more than one (1) Trading Day after the delivery of any Conversion Notice by a Holder requiring a conversion of a number of Required Conversion Shares in excess of the amount of any Available Shares."

      2. Expenses. The Company shall pay an amount to the Holder or its
         --------
designee(s) to cover legal expenses reasonably incurred by the Holder in relation to the review, preparation and execution of this Letter.

      3. Ratification of the Note. Except as expressly provided herein, all of
         ------------------------
the terms and conditions of the Note are ratified and shall remain unchanged and continue in full force and effect.

      4. Further Assurances. Each party shall do and perform, or cause to be
         ------------------
done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Letter.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                                Very truly yours,


                                                SIGNED  BY  ALAN  KANE AS A DEED
                                                FOR  AND ON  BEHALF  OF  VASOGEN
                                                IRELAND  LIMITED  PURSUANT  TO A
                                                POWER OF ATTORNEY


                                                --------------------------------
                                                Pursuant to a Power of Attorney



                                                VASOGEN INC.


                                                By:
                                                    ----------------------------
                                                    Name:
                                                    Title:



Accepted and agreed to as of the date first written above by:


CAPITAL VENTURES INTERNATIONAL


By:
    --------------------------------
     Name:
     Title:

                                   Exhibit 7e

        Amendments to Senior Convertible Notes - Smithfield Fiduciary LLC

                                 (see attached)

                                  VASOGEN INC.
                             VASOGEN IRELAND LIMITED
                                c/o Vasogen Inc.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


SMITHFIELD FIDUCIARY LLC
c/o Highbridge Capital Management, LLC
9 West 57th Street, 27th Floor
New York, NY  10019
Attention: Ari J. Storch and Adam J. Chill


Dear Sirs:

      We refer to the Senior Convertible Note, dated as of October 7, 2005 (the "Note"), issued by Vasogen Ireland Limited, a company incorporated under the laws of the Republic of Ireland (the "Company"), and acknowledged and agreed to by Vasogen Inc., a Canadian corporation (the "Parent"), in favor of Smithfield Fiduciary LLC, a Cayman Islands company (the "Holder"), in the original principal amount of U.S. Three Million Dollars (US$3,000,000). Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Note.

      The Company, the Parent and the Holder hereby agree as follows:

      1. Amendment. Subject to the execution by the Company, the Parent and the
         ---------
holders of the Other Notes of letters in identical form and substance to this Letter, the Note is hereby amended by adding the following subsections (f) and
(g) at the end of Section 3 thereof:

      "(f) Payment in Lieu of Conversion Above Number of Common Shares Available
           ---------------------------------------------------------------------
      for Resale under the Registration Statement. If at any time while this
      -------------------------------------------
      Note is outstanding, the Holder delivers a Conversion Notice and, on the date of receipt of such Conversion Notice by Vasogen (the "Conversion Notice Date"), following the application of, when applicable, Section 3(e) hereof, the number of Common Shares that Vasogen would otherwise be required to issue pursuant to the foregoing provisions of this Section 3 to satisfy such conversion in full (the "Required Conversion Shares") exceeds the number of Common Shares that are available for resale under the Registration Statement (as defined in the Registration Rights Agreement) (such excess, the "Unregistered

      Shares" and the difference between the Required Conversion Shares minus the Unregistered Shares, the "Available Shares"), then (A) the Company shall direct Vasogen to, and upon such direction Vasogen shall or shall cause the Transfer Agent to, issue to the Holder the Available Shares by the third (3rd) Trading Day following receipt of the applicable Conversion Notice and (B) the Company shall pay to the Holder, in lieu of Vasogen issuing Unregistered Shares and in addition to any Conversion Make-Whole amount required to be paid pursuant to Section 3(e), within twelve (12) Trading Days following the Conversion Notice Date in cash an amount equal to the product of (x) the Unregistered Shares multiplied by (y) (1) in the event the Holder has not received an Unavailability Notice (as defined below) prior to the delivery of its Conversion Notice, 105% of the arithmetic average of the Weighted Average Price of the Common Shares during the period beginning on, and including, the day the Holder delivers its Conversion Notice and ending on, and including, the third (3rd) Trading Day following receipt of such Conversion Notice or (2) in the event the Holder has received an Unavailability Notice prior to delivery of such Conversion Notice, 105% of the Weighted Average Price of the Common Shares on the applicable Conversion Date (the "Unregistered Shares Redemption Payment"); provided, however, that if at any time the arithmetic average of the Weighted Average Price of the Common Shares calculated for the applicable period or day in accordance with clause (1) or (2) is less than $1.00, then for purposes of clause (y) such arithmetic average shall be multiplied by 110% instead of 105% to determine the Unregistered Shares Redemption Payment. In the event that the Company and Vasogen receive a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Available Shares can cover some, but not all, of such portions of the Notes submitted for conversion, Vasogen shall allocate the Available Shares amongst the converting holders in accordance with Section 3(c)(iv). Provided that Vasogen delivers the Common Shares and makes the Unregistered Shares Redemption Payment in the time periods set forth in clauses (A) and (B) of the foregoing sentence, the obligations of the Company and Vasogen with respect to such Conversion Notice shall be deemed to be fully satisfied and the Holder shall have no right to pursue any remedies set forth in Section 3(c)(ii) hereof with respect to such Conversion Notice.

      (g) Notice of Unavailability of Common Shares Under the Registration
          -----------------------------------------------------------------
      Statement. The Company or Vasogen shall deliver to the Holder a written
      ---------
      notice (an "Unavailability Notice") that there are no additional Common Shares available for resale under the

      Registration Statement (the "Unavailability Date") at the earlier of (i) no more than one (1) Trading Day after such Unavailability Date or (ii) no more than one (1) Trading Day after the delivery of any Conversion Notice by a Holder requiring a conversion of a number of Required Conversion Shares in excess of the amount of any Available Shares."

      2. Expenses. The Company shall pay an amount to the Holder or its
         --------
designee(s) to cover legal expenses reasonably incurred by the Holder in relation to the review, preparation and execution of this Letter.

      3. Ratification of the Note. Except as expressly provided herein, all of
         ------------------------
the terms and conditions of the Note are ratified and shall remain unchanged and continue in full force and effect.

      4. Further Assurances. Each party shall do and perform, or cause to be
         ------------------
done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Letter.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                                Very truly yours,


                                                SIGNED  BY  ALAN  KANE AS A DEED
                                                FOR  AND ON  BEHALF  OF  VASOGEN
                                                IRELAND  LIMITED  PURSUANT  TO A
                                                POWER OF ATTORNEY


                                                --------------------------------
                                                Pursuant to a Power of Attorney



                                                VASOGEN INC.


                                                By:
                                                    ----------------------------
                                                    Name:
                                                    Title:



Accepted and agreed to as of the date first written above by:


SMITHFIELD FIDUCIARY LLC


By:
    --------------------------------
     Name:
     Title:

                                   Exhibit 8a

                     Warrants - Kings Road Investments Ltd.

                                 (see attached)

                                    WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), AS AMENDED, OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS.

THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT)
(I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

                                  VASOGEN INC.

                       WARRANT TO PURCHASE COMMON SHARES

Warrant No.: A-1
Number of Common Shares: 1,375,000
Date of Issuance: October 7, 2005 ("Issuance Date")

      Vasogen Inc., a Canadian corporation (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, UBS SECURITIES LLC F/B/O KINGS ROAD INVESTMENTS LTD., the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the "Warrant"), at any time or times on or after the Issuance Date, but not after 5:00 p.m., New York Time, on the Expiration Date (as defined below), One Million Three Hundred Seventy Five Thousand (1,375,000) fully paid and nonassessable Common Shares (as defined below) (the "Warrant Shares"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section
19. This Warrant is the Warrant to Purchase Common Shares (the "SPA Warrants") issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of October

7, 2005 (the "Subscription Date"), by and among the Company, VIL, Vasogen, Corp. and the investor (the "Buyer") referred to therein (the "Securities Purchase Agreement").

      1. EXERCISE OF WARRANT.

         (a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(e) and the conditions set forth in the Exercise Notice (as defined below)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, substantially in the form attached hereto as Exhibit I (the "Exercise Notice"), of the Holder's election to exercise this Warrant and transmission of such Exercise Notice by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement and (ii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash or wire transfer of immediately available funds. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first (1st) Trading Day (as defined in the SPA Securities) following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (the "Exercise Delivery Documents"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third (3rd) Trading Day following the date on which the Company has received all of the Exercise Delivery Documents (the "Share Delivery Date"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the foregoing shall not apply, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number. The Warrant Shares shall bear the legends referred to in Sections 2(g) of the Securities Purchase Agreement, to the extent required thereby.

         (b) Exercise Price. For purposes of this Warrant, "Exercise Price" means $3.00, subject to adjustment as provided herein.

         (c) Company's Failure to Timely Deliver Securities. If the Company shall fail for any reason or for no reason to issue to the Holder on the Share Delivery Date, a certificate for the Common Shares to which the Holder is entitled or to credit the Holder's balance account with DTC for such number of Common Shares to which the Holder is entitled upon the Holder's exercise of this Warrant, if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Weighted Average Price on the date of exercise.

         (d) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 16.

         (e) Limitation on Exercises.

            (i) Beneficial Ownership. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or
            (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Person and its affiliates and joint actors shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates or joint actors and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates or joint actors (including, without limitation, any convertible notes or convertible preferred shares or warrants), which in each case is subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this paragraph, beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Company's most recent Form 40-F, Current Report on Form 6-K or other public filing with the Securities and Exchange Commission or the Canadian Securities Administration, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written request of the Holder, the Company shall within two (2) Trading Days of receipt of a written request from the Holder confirm in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of the Company, including the SPA Securities and the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of SPA Securities.

            (ii) Principal Market Regulation. The Company shall not be obligated to issue any Common Shares upon exercise of this Warrant if the issuance of such Common Shares would exceed that number of Common Shares which the Company may issue upon exercise of this Warrant (including, as applicable, any Common Shares issued upon conversion, amortization or redemption of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of the Principal Market (in the case of the TSX) or its shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or
            (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Warrant Shares issuable to the Buyer pursuant to the Securities Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of Warrant Shares issuable to the Buyers pursuant to the Purchase Agreements on the Issuance Date (with respect to each Buyer, the "Exchange Cap Allocation"). In the event that any Buyer shall sell or otherwise transfer any of the Buyer's SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder's SPA Warrants into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of
            Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the Common Shares underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this Section 1(e)(ii), the Company shall, in satisfaction of its obligation to issue such Warrant Shares, at its option either (X) pay to the Holder on the Share Delivery Date cash at a price per Warrant Share equal to the difference between the Weighted Average Price of the Common Shares and the Exercise Price as of the date of the attempted exercise (such cash amount in the aggregate for all such Warrant Shares, the "In-The-Money Value"), or
            (Y) issue to the Holder on the Share Delivery Date an amount of Common Shares equal to the quotient of (1) the In-The-Money Value divided by (2) the arithmetic average of the Weighted Average Price of the Common Shares during the five (5) Trading Day period immediately preceding the date of attempted exercise, rounded to the nearest whole Common Share.

      2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

         (a) Adjustment upon Issuance of Common Shares. If and whenever the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding Common Shares deemed to have been issued or sold by the Company in connection with any Excluded Securities (as defined in the SPA

Securities) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed Outstanding immediately after such Dilutive Issuance. Upon each such adjustment of the Exercise Price hereunder, the number of Warrant Shares shall be adjusted to the number of Common Shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

            (i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 2(a)(i), the "lowest price per share for which one Common Share is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities issuable upon exercise of any such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 2(a)(ii), the "lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible
            Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Weighted Average Price of such security on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 2(e), if the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Holder's Right of Alternative Exercise Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 2, if the Company in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Closing Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (i.e. stock splits, stock combinations, stock dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), the Company shall provide written notice thereof via facsimile and overnight courier to the Holder (the "Variable Notice") on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date the Company issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Exercise Price by designating in the Exercise Notice delivered upon exercise of any Warrants that solely for purposes of such exercise the Holder is relying on the Variable Price rather than the Exercise Price then in effect. The Holder's election to rely on a Variable Price for a particular exercise of Warrants shall not obligate the Holder to rely on a Variable Price for any future exercise of Warrants.

         (d) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2.

         (e) Abandoned Dividends or Distributions. If the Company shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Exercise Price shall be required by reason of the taking of such record.

      3.  RIGHTS  UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise
(including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case:

         (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date; and

         (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of Common Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of Common Shares (or common shares) ("Other Common Shares") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Common Shares in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Common Shares that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b); provided, however, that in no event shall the Exercise Price be reduced pursuant to this Section 3 with respect to any portion of a Distribution for which the Exercise Price is also being reduced pursuant to any of the provisions of Section 2 hereof in respect of the same portion of such Distribution.

      4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

         (a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all of the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 2 herein in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

         (b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section (4)(b) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the Common Shares reflected by the terms of such Fundamental Transaction, having similar exercise rights as the Warrants (specifying, without limitation, that such security is exercisable into common shares of the Successor Entity) and exercisable for a corresponding number of shares of capital shares equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been exercised immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon exercise; provided, further, however, that no such election by the Holder shall be construed to require the exercise of this Warrant in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

         (c) Notwithstanding the foregoing and the provisions of Section 4(b) above, in the event of a Fundamental Transaction, if the Holder has not exercised the Warrant in full prior to the consummation of the Fundamental Transaction, then the Holder shall have the right to require such Successor Entity to purchase this Warrant from the Holder by paying to the Holder, simultaneously with the consummation of the Fundamental Transaction and in lieu of the warrant referred to in Section 4(b), cash in an amount equal to the value of the remaining unexercised portion of this Warrant on the date of such consummation, which value shall be determined by use of the Black and Scholes Option Pricing Model reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request and (ii) an expected volatility equal to the greater of 60% and the 100 day volatility obtained from the HVT function on Bloomberg.

      5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall take all such actions as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (ii) shall, so long as any of the SPA Warrants are outstanding, take all reasonable action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the SPA Warrants, the requisite number of Common Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

      6. WARRANT HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

      7. REISSUANCE OF WARRANTS.

         (a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in
accordance   with  Section   7(d)),
registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

         (b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

         (c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Common Shares shall be given.

         (d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

      8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

      9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of shares obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

      10. GOVERNING LAW; JURISDICTION; JURY TRIAL. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, enforcement, and interpretation of this Warrant shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      11. JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 11 referred to as the "Judgment Currency") an amount due in US dollars under this Warrant, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

         (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

         (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this
                  Section 11(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 11(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Warrant.

      12. CURRENCY. All amounts owing under this Warrant or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation (for the purpose of Section 2 hereof, the date of calculation shall equal the date of such event resulting in the adjustment of the Exercise Price thereunder). "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Warrant, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

      13. TAXES.

         (a) (i) Any and all payments made by the Company hereunder, including any amounts received on an exercise of the Warrant and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 13(a)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Warrant ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 13(a) shall survive the termination of this Warrant and the exercise of the Warrant and all other amounts payable hereunder.

      14. MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      15. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

      16. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and reasonably and timely approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      17. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      18. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement and subject to applicable securities laws; provided, that the Holder may not transfer any unexercised portion of this Warrant, in part, to the extent such portion of the Warrant is less than the lesser of (a) a portion exercisable for less than 100,000 Warrant Shares and (b) the unexercised portion of this Warrant; provided further, that any transferee of all or any portion of this Warrant agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Warrant that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities
Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to the Company the representations and warranties made by the Holder in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, transfer or assignment pursuant to this Section 18, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      19. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

         (a) "Bloomberg" means Bloomberg Financial Markets.

         (b) "Common Shares" means (i) the Company's Common Shares, no par value per share, and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

         (c) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 2(a)(i) and 2(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of the Company or issuable upon conversion and exercise, as applicable, of the SPA Securities and the Warrants.

         (d) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (e) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

         (f) "Expiration Date" means the date sixty (60) months after the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Markets (a "Holiday"), the next date that is not a Holiday.

         (g) "Fundamental Transaction" means that the Company shall or Vasogen Ireland Limited ("VIL") shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or VIL, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or the Company and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or VIL or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in the Company's industry for such type of transactions, where the board of directors of the Company determines, in good faith, that the Company shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Shares.

         (h) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (i) "Other Warrants" means the other Warrants to Purchase Common Shares issued pursuant to the other Purchase Agreements.

         (j) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (k) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (l) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (m) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Issuance Date, by and among the Company, VIL, Vasogen, Corp. and the initial holders of the Other Warrants.

         (n)  "Required   Holders"   means  the  holders  of  the  SPA  Warrants
representing at least a majority of Common Shares underlying the SPA Warrants then outstanding.

         (o) "SPA Securities" means the Notes issued pursuant to the Securities Purchase Agreement.

         (p) "Successor Entity" means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (q) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (r) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Warrant.

         (s) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (t) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 16. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      20. COMPANY'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of the Company to issue Common Shares to the Holder's account with DTC so long as the Company has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), the Company shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.


                                                VASOGEN INC.


                                                By:
                                                   -----------------------------
                                                Name:
                                                Title:

                                    EXHIBIT I

                                  VASOGEN INC.

                              TREASURY INSTRUCTIONS

                                      * * *

        Instruction for electronic delivery of unrestricted shares (DWAC)

Vasogen Inc. (the "Company") hereby instructs Mellon Investor Services LLC (the "Co-Transfer Agent") to issue the amount of Common Shares of the Company, without par value (the "Common Shares") to the holder set forth below. Such Common Shares are to be issued without any restrictive legends. The Company advises the Co-Transfer Agent that such Common Shares are fully paid and non-assessable. The Company hereby instructs the Co-Transfer Agent to issue such Common Shares from the Common Shares reserved for the exercise of Warrants (Reserve #19) as follows:

Warrant Number (Broker's reference number):
                                               ---------------------------------
Number of Common Shares to be issued:
                                               ---------------------------------
DTC Broker/Participant Number:
                                               ---------------------------------
Brokerage account number:
                                               ---------------------------------


                                               VASOGEN INC.


                                               By:
                                                  ------------------------------
                                                   Name:
                                                   Title:


Note to Company: If this "Instruction for electronic delivery of unrestricted shares (DWAC)" is filled out, then (i) the "Instruction for physical issuance of restricted/unrestricted shares" below should be left blank and (ii) a copy of this instruction should be provided by the Company to the broker to request delivery of the shares. The Company shall provide a copy of the instruction to the broker at the contact information contained in the DTC Brokerage Account Information Form.

                                      * * *

       Instruction for physical issuance of restricted/unrestricted shares

The Company hereby instructs CIBC Mellon Trust Company (the "Transfer Agent") to issue the amount of Common Shares set forth above to the holder indicated below. The Company advises the Transfer Agent that such Common Shares are fully paid and non-assessable. The Company hereby instructs the Transfer Agent to issue such Common Shares as indicated below:

      |_|   Such Common Shares are to be issued without any restrictive legends.

      |_| Such Common Shares are to be issued with the following restrictive legend:

            THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT; (B) TO THE COMPANY, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS OR
            (D) WITHIN THE UNITED STATES (1) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS PROVIDED THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER, WITH REASONABLE ASSURANCE THAT SUCH SECURITIES MAY BE SO OFFERED, SOLD OR TRANSFERRED IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

      |_| Such Common Shares are to be issued with the following restrictive legend:

            UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THE SECURITIES IN CANADA BEFORE
            [         ], 2006.

                                               VASOGEN INC.


                                               By:
                                                  ------------------------------
                                                   Name:
                                                   Title:


                                     * * * *

                                 Exercise Notice

The undersigned holder hereby exercises the right to purchase _________________ of the Common Shares ("Warrant Shares") of Vasogen Inc., a Canadian corporation (the "Company"), evidenced by the attached Warrant Number ___________ to purchase Common Shares (the "Warrant"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

The following box is to be checked by the undersigned holder if such holder is an "accredited investor" as that term is defined in the National Instrument 45-106, Prospectus and Registration Exemptions: |_|

      The following box is to be checked by the undersigned holder if such holder agrees with following statement: |_|

      The undersigned holder hereby represents and warrants to the Company that such holder is a Qualified Institutional Buyer (as such term is defined in Rule 144A under the Securities Act of 1933, as amended (the "1933 Act")), and covenants to the Company that such holder will offer or sell such Common Shares only pursuant to an effective registration statement or pursuant to Rule 904 or Rule 144 under the 1933 Act and that such holder will not be an affiliate (as such term is defined in Rule 144 under the 1933 Act) of the Company at the time of any such offer or sale of such Common Shares pursuant to Rule 904 under the 1933 Act by such holder.

      1. Payment of Exercise Price. The holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

      2. Delivery of Warrant Shares.

The Warrant Shares shall be issued in the following name and, if physical certificates are to be delivered, to the following address:

      Issue to:
                ----------------------------------------------------------------


                ----------------------------------------------------------------


                ----------------------------------------------------------------

      Facsimile Number:
                        --------------------------------------------------------

      Authorization:
                     -----------------------------------------------------------

            By:
                ----------------------------------------------------------------

               Title:
                      ----------------------------------------------------------

Dated:
       -------------------------------------------------------------------------

Information for electronic book entry transfer:

      DTC Broker/Participant Number:
                                           -------------------------------------

      Brokerage account number:
                                           -------------------------------------

      Broker Name:
                                           -------------------------------------

      Broker Address:
                                           -------------------------------------


                                           -------------------------------------

      Broker Telephone Number:
                                           -------------------------------------

      Broker Facsimile Number:
                                           -------------------------------------

      Broker e-mail address:
                                           -------------------------------------

      Brokerage account number:
                                           -------------------------------------

      3. The undersigned holder hereby represents and warrants to the Company that after giving effect to the exercise of the Warrant contemplated by this Exercise Notice, such holder will not be in violation of the beneficial ownership limits specified in Section 1(f) of the Warrant, as increased or decreased pursuant to terms contained therein.



Date: _______________ __, ______



--------------------------------
    Name of Registered Holder


By:
     ---------------------------
     Name:
     Title:


                                      * * *

                                   Exhibit 8b

                             Warrants - Amatis Ltd.

         (exhibits and schedules attached to Kings Road Investments Ltd.
                                Warrant omitted)

                                 (see attached)

                                    WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), AS AMENDED, OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS.

THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT)
(I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

                                  VASOGEN INC.

                       WARRANT TO PURCHASE COMMON SHARES

Warrant No.: A-3
Number of Common Shares: 666,667
Date of Issuance: October 7, 2005 ("Issuance Date")

      Vasogen Inc., a Canadian corporation (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, AMATIS LTD., the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the "Warrant"), at any time or times on or after the Issuance Date, but not after 5:00 p.m., New York Time, on the Expiration Date (as defined below), Six Hundred Sixty Six Thousand Six Hundred Sixty Seven (666,667) fully paid and nonassessable Common Shares (as defined below) (the "Warrant Shares"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 19. This Warrant is the Warrant to Purchase Common Shares (the "SPA Warrants") issued pursuant to
Section 1 of that certain Securities Purchase Agreement, dated as of October 7, 2005 (the "Subscription Date"), by and among the Company, VIL, Vasogen, Corp. and the investor (the "Buyer") referred to therein (the "Securities Purchase Agreement").

      1. EXERCISE OF WARRANT.

         (a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(e) and the conditions set forth in the Exercise Notice (as defined below)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, substantially in the form attached hereto as Exhibit I (the "Exercise Notice"), of the Holder's election to exercise this Warrant and transmission of such Exercise Notice by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement and (ii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash or wire transfer of immediately available funds. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first (1st) Trading Day (as defined in the SPA Securities) following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (the "Exercise Delivery Documents"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third (3rd) Trading Day following the date on which the Company has received all of the Exercise Delivery Documents (the "Share Delivery Date"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the foregoing shall not apply, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number. The Warrant Shares shall bear the legends referred to in Sections 2(g) of the Securities Purchase Agreement, to the extent required thereby.

         (b) Exercise Price. For purposes of this Warrant, "Exercise Price" means $3.00, subject to adjustment as provided herein.

         (c) Company's Failure to Timely Deliver Securities. If the Company shall fail for any reason or for no reason to issue to the Holder on the Share Delivery Date, a certificate for the Common Shares to which the Holder is entitled or to credit the Holder's balance account with DTC for such number of Common Shares to which the Holder is entitled upon the Holder's exercise of this Warrant, if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Weighted Average Price on the date of exercise.

         (d) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 16.

         (e) Limitation on Exercises.

            (i) Beneficial Ownership. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or
            (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Person and its affiliates and joint actors shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates or joint actors and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates or joint actors (including, without limitation, any convertible notes or convertible preferred shares or warrants), which in each case is subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this paragraph, beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Company's most recent Form 40-F, Current Report on Form 6-K or other public filing with the Securities and Exchange Commission or the Canadian Securities Administration, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written request of the Holder, the Company shall within two (2) Trading Days of receipt of a written request from the Holder confirm in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of the Company, including the SPA Securities and the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of SPA Securities.

            (ii) Principal Market Regulation. The Company shall not be obligated to issue any Common Shares upon exercise of this Warrant if the issuance of such Common Shares would exceed that number of Common Shares which the Company may issue upon exercise of this Warrant (including, as applicable, any Common Shares issued upon conversion, amortization or redemption of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of the Principal Market (in the case of the TSX) or its shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or
            (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Warrant Shares issuable to the Buyer pursuant to the Securities Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of Warrant Shares issuable to the Buyers pursuant to the Purchase Agreements on the Issuance Date (with respect to each Buyer, the "Exchange Cap Allocation"). In the event that any Buyer shall sell or otherwise transfer any of the Buyer's SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder's SPA Warrants into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of
            Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the Common Shares underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this Section 1(e)(ii), the Company shall, in satisfaction of its obligation to issue such Warrant Shares, at its option either (X) pay to the Holder on the Share Delivery Date cash at a price per Warrant Share equal to the difference between the Weighted Average Price of the Common Shares and the Exercise Price as of the date of the attempted exercise (such cash amount in the aggregate for all such Warrant Shares, the "In-The-Money Value"), or
            (Y) issue to the Holder on the Share Delivery Date an amount of Common Shares equal to the quotient of (1) the In-The-Money Value divided by (2) the arithmetic average of the Weighted Average Price of the Common Shares during the five (5) Trading Day period immediately preceding the date of attempted exercise, rounded to the nearest whole Common Share.

      2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

         (a) Adjustment upon Issuance of Common Shares. If and whenever the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding Common Shares deemed to have been issued or sold by the Company in connection with any Excluded Securities (as defined in the SPA

Securities) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed Outstanding immediately after such Dilutive Issuance. Upon each such adjustment of the Exercise Price hereunder, the number of Warrant Shares shall be adjusted to the number of Common Shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

            (i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 2(a)(i), the "lowest price per share for which one Common Share is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities issuable upon exercise of any such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 2(a)(ii), the "lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible
            Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Weighted Average Price of such security on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 2(e), if the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Holder's Right of Alternative Exercise Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 2, if the Company in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Closing Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (i.e. stock splits, stock combinations, stock dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), the Company shall provide written notice thereof via facsimile and overnight courier to the Holder (the "Variable Notice") on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date the Company issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Exercise Price by designating in the Exercise Notice delivered upon exercise of any Warrants that solely for purposes of such exercise the Holder is relying on the Variable Price rather than the Exercise Price then in effect. The Holder's election to rely on a Variable Price for a particular exercise of Warrants shall not obligate the Holder to rely on a Variable Price for any future exercise of Warrants.

         (d) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2.

         (e) Abandoned Dividends or Distributions. If the Company shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Exercise Price shall be required by reason of the taking of such record.

      3.  RIGHTS  UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise
(including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case:

         (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date; and

         (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of Common Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of Common Shares (or common shares) ("Other Common Shares") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Common Shares in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Common Shares that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b); provided, however, that in no event shall the Exercise Price be reduced pursuant to this Section 3 with respect to any portion of a Distribution for which the Exercise Price is also being reduced pursuant to any of the provisions of Section 2 hereof in respect of the same portion of such Distribution.

      4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

         (a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all of the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 2 herein in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

         (b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section (4)(b) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the Common Shares reflected by the terms of such Fundamental Transaction, having similar exercise rights as the Warrants (specifying, without limitation, that such security is exercisable into common shares of the Successor Entity) and exercisable for a corresponding number of shares of capital shares equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been exercised immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon exercise; provided, further, however, that no such election by the Holder shall be construed to require the exercise of this Warrant in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

         (c) Notwithstanding the foregoing and the provisions of Section 4(b) above, in the event of a Fundamental Transaction, if the Holder has not exercised the Warrant in full prior to the consummation of the Fundamental Transaction, then the Holder shall have the right to require such Successor Entity to purchase this Warrant from the Holder by paying to the Holder, simultaneously with the consummation of the Fundamental Transaction and in lieu of the warrant referred to in Section 4(b), cash in an amount equal to the value of the remaining unexercised portion of this Warrant on the date of such consummation, which value shall be determined by use of the Black and Scholes Option Pricing Model reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request and (ii) an expected volatility equal to the greater of 60% and the 100 day volatility obtained from the HVT function on Bloomberg.

      5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall take all such actions as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (ii) shall, so long as any of the SPA Warrants are outstanding, take all reasonable action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the SPA Warrants, the requisite number of Common Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

      6. WARRANT HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

      7. REISSUANCE OF WARRANTS.

         (a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in
accordance   with  Section   7(d)),
registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

         (b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

         (c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Common Shares shall be given.

         (d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

      8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

      9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of shares obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

      10. GOVERNING LAW; JURISDICTION; JURY TRIAL. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, enforcement, and interpretation of this Warrant shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      11. JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 11 referred to as the "Judgment Currency") an amount due in US dollars under this Warrant, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

         (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

         (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this
                  Section 11(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 11(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Warrant.

      12. CURRENCY. All amounts owing under this Warrant or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation (for the purpose of Section 2 hereof, the date of calculation shall equal the date of such event resulting in the adjustment of the Exercise Price thereunder). "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Warrant, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

      13. TAXES.

         (a) (i) Any and all payments made by the Company hereunder, including any amounts received on an exercise of the Warrant and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 13(a)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Warrant ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 13(a) shall survive the termination of this Warrant and the exercise of the Warrant and all other amounts payable hereunder.

      14. MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      15. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

      16. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and reasonably and timely approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      17. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      18. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement and subject to applicable securities laws; provided, that the Holder may not transfer any unexercised portion of this Warrant, in part, to the extent such portion of the Warrant is less than the lesser of (a) a portion exercisable for less than 100,000 Warrant Shares and (b) the unexercised portion of this Warrant; provided further, that any transferee of all or any portion of this Warrant agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Warrant that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities
Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to the Company the representations and warranties made by the Holder in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, transfer or assignment pursuant to this Section 18, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      19. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

         (a) "Bloomberg" means Bloomberg Financial Markets.

         (b) "Common Shares" means (i) the Company's Common Shares, no par value per share, and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

         (c) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 2(a)(i) and 2(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of the Company or issuable upon conversion and exercise, as applicable, of the SPA Securities and the Warrants.

         (d) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (e) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

         (f) "Expiration Date" means the date sixty (60) months after the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Markets (a "Holiday"), the next date that is not a Holiday.

         (g) "Fundamental Transaction" means that the Company shall or Vasogen Ireland Limited ("VIL") shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or VIL, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or the Company and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or VIL or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in the Company's industry for such type of transactions, where the board of directors of the Company determines, in good faith, that the Company shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Shares.

         (h) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (i) "Other Warrants" means the other Warrants to Purchase Common Shares issued pursuant to the other Purchase Agreements.

         (j) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (k) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (l) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (m) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Issuance Date, by and among the Company, VIL, Vasogen, Corp. and the initial holders of the Other Warrants.

         (n)  "Required   Holders"   means  the  holders  of  the  SPA  Warrants
representing at least a majority of Common Shares underlying the SPA Warrants then outstanding.

         (o) "SPA Securities" means the Notes issued pursuant to the Securities Purchase Agreement.

         (p) "Successor Entity" means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (q) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (r) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Warrant.

         (s) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (t) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 16. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      20. COMPANY'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of the Company to issue Common Shares to the Holder's account with DTC so long as the Company has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), the Company shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.


                                                VASOGEN INC.


                                                By:
                                                   -----------------------------
                                                Name:
                                                Title:

                                   Exhibit 8c

                  Warrants - Castlerigg Master Investments Ltd.

         (exhibits and schedules attached to Kings Road Investments Ltd.
                                Warrant omitted)

                                 (see attached)

                                     WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), AS AMENDED, OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS.

THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT)
(I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

                                  VASOGEN INC.

                       WARRANT TO PURCHASE COMMON SHARES

Warrant No.:  A-4
Number of Common Shares: 666,667
Date of Issuance: October 7, 2005 ("Issuance Date")

      Vasogen Inc., a Canadian corporation (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, CASTLERIGG MASTER INVESTMENTS LTD., the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the "Warrant"), at any time or times on or after the Issuance Date, but not after 5:00 p.m., New York Time, on the Expiration Date (as defined below), Six Hundred Sixty Six Thousand Six Hundred Sixty Seven (666,667) fully paid and nonassessable Common Shares (as defined below) (the "Warrant Shares"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 19. This Warrant is the Warrant to Purchase Common Shares (the "SPA Warrants") issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of October

7, 2005 (the "Subscription Date"), by and among the Company, VIL, Vasogen, Corp. and the investor (the "Buyer") referred to therein (the "Securities Purchase Agreement").

      1. EXERCISE OF WARRANT.

         (a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(e) and the conditions set forth in the Exercise Notice (as defined below)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, substantially in the form attached hereto as Exhibit I (the "Exercise Notice"), of the Holder's election to exercise this Warrant and transmission of such Exercise Notice by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement and (ii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash or wire transfer of immediately available funds. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first (1st) Trading Day (as defined in the SPA Securities) following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (the "Exercise Delivery Documents"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third (3rd) Trading Day following the date on which the Company has received all of the Exercise Delivery Documents (the "Share Delivery Date"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the foregoing shall not apply, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number. The Warrant Shares shall bear the legends referred to in Sections 2(g) of the Securities Purchase Agreement, to the extent required thereby.

         (b) Exercise Price. For purposes of this Warrant, "Exercise Price" means $3.00, subject to adjustment as provided herein.

         (c) Company's Failure to Timely Deliver Securities. If the Company shall fail for any reason or for no reason to issue to the Holder on the Share Delivery Date, a certificate for the Common Shares to which the Holder is entitled or to credit the Holder's balance account with DTC for such number of Common Shares to which the Holder is entitled upon the Holder's exercise of this Warrant, if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Weighted Average Price on the date of exercise.

         (d) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 16.

         (e) Limitation on Exercises.

            (i) Beneficial Ownership. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or
            (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Person and its affiliates and joint actors shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates or joint actors and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates or joint actors (including, without limitation, any convertible notes or convertible preferred shares or warrants), which in each case is subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this paragraph, beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Company's most recent Form 40-F, Current Report on Form 6-K or other public filing with the Securities and Exchange Commission or the Canadian Securities Administration, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written request of the Holder, the Company shall within two (2) Trading Days of receipt of a written request from the Holder confirm in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of the Company, including the SPA Securities and the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of SPA Securities.

            (ii) Principal Market Regulation. The Company shall not be obligated to issue any Common Shares upon exercise of this Warrant if the issuance of such Common Shares would exceed that number of Common Shares which the Company may issue upon exercise of this Warrant (including, as applicable, any Common Shares issued upon conversion, amortization or redemption of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of the Principal Market (in the case of the TSX) or its shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or
            (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Warrant Shares issuable to the Buyer pursuant to the Securities Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of Warrant Shares issuable to the Buyers pursuant to the Purchase Agreements on the Issuance Date (with respect to each Buyer, the "Exchange Cap Allocation"). In the event that any Buyer shall sell or otherwise transfer any of the Buyer's SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder's SPA Warrants into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of
            Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the Common Shares underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this Section 1(e)(ii), the Company shall, in satisfaction of its obligation to issue such Warrant Shares, at its option either (X) pay to the Holder on the Share Delivery Date cash at a price per Warrant Share equal to the difference between the Weighted Average Price of the Common Shares and the Exercise Price as of the date of the attempted exercise (such cash amount in the aggregate for all such Warrant Shares, the "In-The-Money Value"), or
            (Y) issue to the Holder on the Share Delivery Date an amount of Common Shares equal to the quotient of (1) the In-The-Money Value divided by (2) the arithmetic average of the Weighted Average Price of the Common Shares during the five (5) Trading Day period immediately preceding the date of attempted exercise, rounded to the nearest whole Common Share.

      2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

         (a) Adjustment upon Issuance of Common Shares. If and whenever the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding Common Shares deemed to have been issued or sold by the Company in connection with any Excluded Securities (as defined in the SPA

Securities) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed Outstanding immediately after such Dilutive Issuance. Upon each such adjustment of the Exercise Price hereunder, the number of Warrant Shares shall be adjusted to the number of Common Shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

            (i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 2(a)(i), the "lowest price per share for which one Common Share is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities issuable upon exercise of any such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 2(a)(ii), the "lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible
            Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Weighted Average Price of such security on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 2(e), if the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Holder's Right of Alternative Exercise Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 2, if the Company in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Closing Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (i.e. stock splits, stock combinations, stock dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), the Company shall provide written notice thereof via facsimile and overnight courier to the Holder (the "Variable Notice") on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date the Company issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Exercise Price by designating in the Exercise Notice delivered upon exercise of any Warrants that solely for purposes of such exercise the Holder is relying on the Variable Price rather than the Exercise Price then in effect. The Holder's election to rely on a Variable Price for a particular exercise of Warrants shall not obligate the Holder to rely on a Variable Price for any future exercise of Warrants.

         (d) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2.

         (e) Abandoned Dividends or Distributions. If the Company shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Exercise Price shall be required by reason of the taking of such record.

      3.  RIGHTS  UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise
(including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case:

         (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date; and

         (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of Common Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of Common Shares (or common shares) ("Other Common Shares") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Common Shares in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Common Shares that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b); provided, however, that in no event shall the Exercise Price be reduced pursuant to this Section 3 with respect to any portion of a Distribution for which the Exercise Price is also being reduced pursuant to any of the provisions of Section 2 hereof in respect of the same portion of such Distribution.

      4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

         (a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all of the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 2 herein in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

         (b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section (4)(b) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the Common Shares reflected by the terms of such Fundamental Transaction, having similar exercise rights as the Warrants (specifying, without limitation, that such security is exercisable into common shares of the Successor Entity) and exercisable for a corresponding number of shares of capital shares equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been exercised immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon exercise; provided, further, however, that no such election by the Holder shall be construed to require the exercise of this Warrant in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

         (c) Notwithstanding the foregoing and the provisions of Section 4(b) above, in the event of a Fundamental Transaction, if the Holder has not exercised the Warrant in full prior to the consummation of the Fundamental Transaction, then the Holder shall have the right to require such Successor Entity to purchase this Warrant from the Holder by paying to the Holder, simultaneously with the consummation of the Fundamental Transaction and in lieu of the warrant referred to in Section 4(b), cash in an amount equal to the value of the remaining unexercised portion of this Warrant on the date of such consummation, which value shall be determined by use of the Black and Scholes Option Pricing Model reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request and (ii) an expected volatility equal to the greater of 60% and the 100 day volatility obtained from the HVT function on Bloomberg.

      5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall take all such actions as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (ii) shall, so long as any of the SPA Warrants are outstanding, take all reasonable action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the SPA Warrants, the requisite number of Common Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

      6. WARRANT HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

      7. REISSUANCE OF WARRANTS.

         (a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in
accordance   with  Section   7(d)),
registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

         (b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

         (c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Common Shares shall be given.

         (d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

      8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

      9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of shares obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

      10. GOVERNING LAW; JURISDICTION; JURY TRIAL. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, enforcement, and interpretation of this Warrant shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      11. JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 11 referred to as the "Judgment Currency") an amount due in US dollars under this Warrant, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

         (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

         (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this
                  Section 11(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 11(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Warrant.

      12. CURRENCY. All amounts owing under this Warrant or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation (for the purpose of Section 2 hereof, the date of calculation shall equal the date of such event resulting in the adjustment of the Exercise Price thereunder). "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Warrant, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

      13. TAXES.

         (a) (i) Any and all payments made by the Company hereunder, including any amounts received on an exercise of the Warrant and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 13(a)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Warrant ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 13(a) shall survive the termination of this Warrant and the exercise of the Warrant and all other amounts payable hereunder.

      14. MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      15. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

      16. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and reasonably and timely approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      17. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      18. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement and subject to applicable securities laws; provided, that the Holder may not transfer any unexercised portion of this Warrant, in part, to the extent such portion of the Warrant is less than the lesser of (a) a portion exercisable for less than 100,000 Warrant Shares and (b) the unexercised portion of this Warrant; provided further, that any transferee of all or any portion of this Warrant agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Warrant that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities
Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to the Company the representations and warranties made by the Holder in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, transfer or assignment pursuant to this Section 18, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      19. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

         (a) "Bloomberg" means Bloomberg Financial Markets.

         (b) "Common Shares" means (i) the Company's Common Shares, no par value per share, and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

         (c) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 2(a)(i) and 2(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of the Company or issuable upon conversion and exercise, as applicable, of the SPA Securities and the Warrants.

         (d) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (e) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

         (f) "Expiration Date" means the date sixty (60) months after the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Markets (a "Holiday"), the next date that is not a Holiday.

         (g) "Fundamental Transaction" means that the Company shall or Vasogen Ireland Limited ("VIL") shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or VIL, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or the Company and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or VIL or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in the Company's industry for such type of transactions, where the board of directors of the Company determines, in good faith, that the Company shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Shares.

         (h) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (i) "Other Warrants" means the other Warrants to Purchase Common Shares issued pursuant to the other Purchase Agreements.

         (j) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (k) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (l) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (m) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Issuance Date, by and among the Company, VIL, Vasogen, Corp. and the initial holders of the Other Warrants.

         (n)  "Required   Holders"   means  the  holders  of  the  SPA  Warrants
representing at least a majority of Common Shares underlying the SPA Warrants then outstanding.

         (o) "SPA Securities" means the Notes issued pursuant to the Securities Purchase Agreement.

         (p) "Successor Entity" means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (q) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (r) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Warrant.

         (s) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (t) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 16. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      20. COMPANY'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of the Company to issue Common Shares to the Holder's account with DTC so long as the Company has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), the Company shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.



                                                VASOGEN INC.


                                                By:
                                                   -----------------------------
                                                Name:
                                                Title:

                                   Exhibit 8d

                    Warrants - Capital Ventures International

         (exhibits and schedules attached to Kings Road Investments Ltd.
                                Warrant omitted)

                                 (see attached)

                                    WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), AS AMENDED, OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS.

THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT)
(I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

                                  VASOGEN INC.

                       WARRANT TO PURCHASE COMMON SHARES

Warrant No.: A-2
Number of Common Shares: 375,000
Date of Issuance: October 7, 2005 ("Issuance Date")

      Vasogen Inc., a Canadian corporation (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, CAPITAL VENTURES INTERNATIONAL, the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the "Warrant"), at any time or times on or after the Issuance Date, but not after 5:00 p.m., New York Time, on the Expiration Date (as defined below), Three Hundred Seventy Five Thousand (375,000) fully paid and nonassessable Common Shares (as defined below) (the "Warrant Shares"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 19. This Warrant is the Warrant to Purchase Common Shares (the "SPA Warrants") issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of October 7, 2005 (the "Subscription

Date"), by and among the Company, VIL, Vasogen, Corp. and the investor (the "Buyer") referred to therein (the "Securities Purchase Agreement").

      1. EXERCISE OF WARRANT.

         (a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(e) and the conditions set forth in the Exercise Notice (as defined below)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, substantially in the form attached hereto as Exhibit I (the "Exercise Notice"), of the Holder's election to exercise this Warrant and transmission of such Exercise Notice by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement and (ii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash or wire transfer of immediately available funds. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first (1st) Trading Day (as defined in the SPA Securities) following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (the "Exercise Delivery Documents"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third (3rd) Trading Day following the date on which the Company has received all of the Exercise Delivery Documents (the "Share Delivery Date"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the foregoing shall not apply, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number. The Warrant Shares shall bear the legends referred to in Sections 2(g) of the Securities Purchase Agreement, to the extent required thereby.

         (b) Exercise Price. For purposes of this Warrant, "Exercise Price" means $3.00, subject to adjustment as provided herein.

         (c) Company's Failure to Timely Deliver Securities. If the Company shall fail for any reason or for no reason to issue to the Holder on the Share Delivery Date, a certificate for the Common Shares to which the Holder is entitled or to credit the Holder's balance account with DTC for such number of Common Shares to which the Holder is entitled upon the Holder's exercise of this Warrant, if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Weighted Average Price on the date of exercise.

         (d) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 16.

         (e) Limitation on Exercises.

            (i) Beneficial Ownership. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or
            (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Person and its affiliates and joint actors shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates or joint actors and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates or joint actors (including, without limitation, any convertible notes or convertible preferred shares or warrants), which in each case is subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this paragraph, beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Company's most recent Form 40-F, Current Report on Form 6-K or other public filing with the Securities and Exchange Commission or the Canadian Securities Administration, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written request of the Holder, the Company shall within two (2) Trading Days of receipt of a written request from the Holder confirm in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of the Company, including the SPA Securities and the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of SPA Securities.

            (ii) Principal Market Regulation. The Company shall not be obligated to issue any Common Shares upon exercise of this Warrant if the issuance of such Common Shares would exceed that number of Common Shares which the Company may issue upon exercise of this Warrant (including, as applicable, any Common Shares issued upon conversion, amortization or redemption of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of the Principal Market (in the case of the TSX) or its shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or
            (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Warrant Shares issuable to the Buyer pursuant to the Securities Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of Warrant Shares issuable to the Buyers pursuant to the Purchase Agreements on the Issuance Date (with respect to each Buyer, the "Exchange Cap Allocation"). In the event that any Buyer shall sell or otherwise transfer any of the Buyer's SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder's SPA Warrants into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of
            Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the Common Shares underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this Section 1(e)(ii), the Company shall, in satisfaction of its obligation to issue such Warrant Shares, at its option either (X) pay to the Holder on the Share Delivery Date cash at a price per Warrant Share equal to the difference between the Weighted Average Price of the Common Shares and the Exercise Price as of the date of the attempted exercise (such cash amount in the aggregate for all such Warrant Shares, the "In-The-Money Value"), or
            (Y) issue to the Holder on the Share Delivery Date an amount of Common Shares equal to the quotient of (1) the In-The-Money Value divided by (2) the arithmetic average of the Weighted Average Price of the Common Shares during the five (5) Trading Day period immediately preceding the date of attempted exercise, rounded to the nearest whole Common Share.

      2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

         (a) Adjustment upon Issuance of Common Shares. If and whenever the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding Common Shares deemed to have been issued or sold by the Company in connection with any Excluded Securities (as defined in the SPA

Securities) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed Outstanding immediately after such Dilutive Issuance. Upon each such adjustment of the Exercise Price hereunder, the number of Warrant Shares shall be adjusted to the number of Common Shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

            (i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 2(a)(i), the "lowest price per share for which one Common Share is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities issuable upon exercise of any such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 2(a)(ii), the "lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible
            Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Weighted Average Price of such security on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 2(e), if the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Holder's Right of Alternative Exercise Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 2, if the Company in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Closing Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (i.e. stock splits, stock combinations, stock dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), the Company shall provide written notice thereof via facsimile and overnight courier to the Holder (the "Variable Notice") on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date the Company issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Exercise Price by designating in the Exercise Notice delivered upon exercise of any Warrants that solely for purposes of such exercise the Holder is relying on the Variable Price rather than the Exercise Price then in effect. The Holder's election to rely on a Variable Price for a particular exercise of Warrants shall not obligate the Holder to rely on a Variable Price for any future exercise of Warrants.

         (d) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2.

         (e) Abandoned Dividends or Distributions. If the Company shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Exercise Price shall be required by reason of the taking of such record.

      3.  RIGHTS  UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise
(including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case:

         (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date; and

         (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of Common Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of Common Shares (or common shares) ("Other Common Shares") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Common Shares in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Common Shares that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b); provided, however, that in no event shall the Exercise Price be reduced pursuant to this Section 3 with respect to any portion of a Distribution for which the Exercise Price is also being reduced pursuant to any of the provisions of Section 2 hereof in respect of the same portion of such Distribution.

      4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

         (a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all of the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 2 herein in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

         (b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section (4)(b) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the Common Shares reflected by the terms of such Fundamental Transaction, having similar exercise rights as the Warrants (specifying, without limitation, that such security is exercisable into common shares of the Successor Entity) and exercisable for a corresponding number of shares of capital shares equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been exercised immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon exercise; provided, further, however, that no such election by the Holder shall be construed to require the exercise of this Warrant in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

         (c) Notwithstanding the foregoing and the provisions of Section 4(b) above, in the event of a Fundamental Transaction, if the Holder has not exercised the Warrant in full prior to the consummation of the Fundamental Transaction, then the Holder shall have the right to require such Successor Entity to purchase this Warrant from the Holder by paying to the Holder, simultaneously with the consummation of the Fundamental Transaction and in lieu of the warrant referred to in Section 4(b), cash in an amount equal to the value of the remaining unexercised portion of this Warrant on the date of such consummation, which value shall be determined by use of the Black and Scholes Option Pricing Model reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request and (ii) an expected volatility equal to the greater of 60% and the 100 day volatility obtained from the HVT function on Bloomberg.

      5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall take all such actions as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (ii) shall, so long as any of the SPA Warrants are outstanding, take all reasonable action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the SPA Warrants, the requisite number of Common Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

      6. WARRANT HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

      7. REISSUANCE OF WARRANTS.

         (a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in
accordance   with  Section   7(d)),
registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

         (b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

         (c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Common Shares shall be given.

         (d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

      8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

      9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of shares obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

      10. GOVERNING LAW; JURISDICTION; JURY TRIAL. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, enforcement, and interpretation of this Warrant shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      11. JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 11 referred to as the "Judgment Currency") an amount due in US dollars under this Warrant, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

         (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

         (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this
                  Section 11(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 11(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Warrant.

      12. CURRENCY. All amounts owing under this Warrant or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation (for the purpose of Section 2 hereof, the date of calculation shall equal the date of such event resulting in the adjustment of the Exercise Price thereunder). "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Warrant, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

      13. TAXES.

         (a) (i) Any and all payments made by the Company hereunder, including any amounts received on an exercise of the Warrant and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 13(a)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Warrant ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 13(a) shall survive the termination of this Warrant and the exercise of the Warrant and all other amounts payable hereunder.

      14. MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      15. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

      16. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and reasonably and timely approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      17. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      18. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement and subject to applicable securities laws; provided, that the Holder may not transfer any unexercised portion of this Warrant, in part, to the extent such portion of the Warrant is less than the lesser of (a) a portion exercisable for less than 100,000 Warrant Shares and (b) the unexercised portion of this Warrant; provided further, that any transferee of all or any portion of this Warrant agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Warrant that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities
Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to the Company the representations and warranties made by the Holder in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, transfer or assignment pursuant to this Section 18, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      19. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

         (a) "Bloomberg" means Bloomberg Financial Markets.

         (b) "Common Shares" means (i) the Company's Common Shares, no par value per share, and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

         (c) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 2(a)(i) and 2(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of the Company or issuable upon conversion and exercise, as applicable, of the SPA Securities and the Warrants.

         (d) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (e) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

         (f) "Expiration Date" means the date sixty (60) months after the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Markets (a "Holiday"), the next date that is not a Holiday.

         (g) "Fundamental Transaction" means that the Company shall or Vasogen Ireland Limited ("VIL") shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or VIL, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or the Company and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or VIL or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in the Company's industry for such type of transactions, where the board of directors of the Company determines, in good faith, that the Company shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Shares.

         (h) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (i) "Other Warrants" means the other Warrants to Purchase Common Shares issued pursuant to the other Purchase Agreements.

         (j) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (k) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (l) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (m) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Issuance Date, by and among the Company, VIL, Vasogen, Corp. and the initial holders of the Other Warrants.

         (n)  "Required   Holders"   means  the  holders  of  the  SPA  Warrants
representing at least a majority of Common Shares underlying the SPA Warrants then outstanding.

         (o) "SPA Securities" means the Notes issued pursuant to the Securities Purchase Agreement.

         (p) "Successor Entity" means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (q) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (r) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Warrant.

         (s) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (t) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 16. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      20. COMPANY'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of the Company to issue Common Shares to the Holder's account with DTC so long as the Company has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), the Company shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.



                                                VASOGEN INC.


                                                By:
                                                   -----------------------------
                                                Name:
                                                Title:

                                   Exhibit 8e

                       Warrants - Smithfield Fiduciary LLC

         (exhibits and schedules attached to Kings Road Investments Ltd.
                                Warrant omitted)

                                 (see attached)

                                    WARRANT

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), AS AMENDED, OR APPLICABLE STATE OR PROVINCIAL SECURITIES LAWS.

THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED WITHIN THE UNITED STATES OR TO ANY U.S. PERSON (AS DEFINED IN RULE 902 OF THE 1933 ACT)
(I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL (WHICH COUNSEL SHALL BE SELECTED BY THE HOLDER), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT OR ANOTHER AVAILABLE EXEMPTION. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT SHALL NOT TRADE SUCH SECURITIES IN CANADA OR TO THE RESIDENTS OF CANADA BEFORE FEBRUARY 8, 2006.

                                  VASOGEN INC.

                       WARRANT TO PURCHASE COMMON SHARES

Warrant No.: A-5
Number of Common Shares: 250,000
Date of Issuance: October 7, 2005 ("Issuance Date")

         Vasogen Inc., a Canadian corporation (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, SMITHFIELD FIDUCIARY LLC, the registered holder hereof or its permitted assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the "Warrant"), at any time or times on or after the Issuance Date, but not after 5:00 p.m., New York Time, on the Expiration Date (as defined below), Two Hundred Fifty Thousand (250,000) fully paid and nonassessable Common Shares (as defined below) (the "Warrant Shares"). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 19. This Warrant is the Warrant to Purchase Common Shares (the "SPA Warrants") issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of October 7, 2005 (the "Subscription Date"), by and among the Company, VIL, Vasogen, Corp. and the investor (the "Buyer") referred to therein (the "Securities Purchase Agreement").

      1. EXERCISE OF WARRANT.

         (a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(e) and the conditions set forth in the Exercise Notice (as defined below)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, substantially in the form attached hereto as Exhibit I (the "Exercise Notice"), of the Holder's election to exercise this Warrant and transmission of such Exercise Notice by e-mail to each of the Chief Financial Officer, the Controller and Vice-President, Corporate & Legal Affairs of Vasogen, at the addresses indicated in the Securities Purchase Agreement and (ii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate Exercise Price") in cash or wire transfer of immediately available funds. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the first (1st) Trading Day (as defined in the SPA Securities) following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (the "Exercise Delivery Documents"), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third (3rd) Trading Day following the date on which the Company has received all of the Exercise Delivery Documents (the "Share Delivery Date"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the foregoing shall not apply, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than five (5) Trading Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number. The Warrant Shares shall bear the legends referred to in Sections 2(g) of the Securities Purchase Agreement, to the extent required thereby.

         (b) Exercise Price. For purposes of this Warrant, "Exercise Price" means $3.00, subject to adjustment as provided herein.

         (c) Company's Failure to Timely Deliver Securities. If the Company shall fail for any reason or for no reason to issue to the Holder on the Share Delivery Date, a certificate for the Common Shares to which the Holder is entitled or to credit the Holder's balance account with DTC for such number of Common Shares to which the Holder is entitled upon the Holder's exercise of this Warrant, if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such exercise that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Weighted Average Price on the date of exercise.

         (d) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 16.

         (e) Limitation on Exercises.

            (i) Beneficial Ownership. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Person (together with such Person's affiliates and joint actors) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or
            (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the "Maximum Percentage") of the number of Common Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Person and its affiliates and joint actors shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by such Person and its affiliates or joint actors and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates or joint actors (including, without limitation, any convertible notes or convertible preferred shares or warrants), which in each case is subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this paragraph, beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Company's most recent Form 40-F, Current Report on Form 6-K or other public filing with the Securities and Exchange Commission or the Canadian Securities Administration, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written request of the Holder, the Company shall within two (2) Trading Days of receipt of a written request from the Holder confirm in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the actual conversion or exercise of securities of the Company, including the SPA Securities and the SPA Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of SPA Securities.

            (ii) Principal Market Regulation. The Company shall not be obligated to issue any Common Shares upon exercise of this Warrant if the issuance of such Common Shares would exceed that number of Common Shares which the Company may issue upon exercise of this Warrant (including, as applicable, any Common Shares issued upon conversion, amortization or redemption of the SPA Securities) without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of the Principal Market (in the case of the TSX) or its shareholders as required by the applicable rules of the Principal Market for issuances of Common Shares in excess of such amount or
            (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, no Buyer shall be issued, upon exercise or conversion, as applicable, of any SPA Warrants or SPA Securities, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the total number of Warrant Shares issuable to the Buyer pursuant to the Securities Purchase Agreement on the Issuance Date and the denominator of which is the aggregate number of Warrant Shares issuable to the Buyers pursuant to the Purchase Agreements on the Issuance Date (with respect to each Buyer, the "Exchange Cap Allocation"). In the event that any Buyer shall sell or otherwise transfer any of the Buyer's SPA Warrants, the transferee shall be allocated a pro rata portion of such Buyer's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of SPA Warrants shall exercise all of such holder's SPA Warrants into a number of Common Shares which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of
            Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of SPA Warrants on a pro rata basis in proportion to the Common Shares underlying the SPA Warrants then held by each such holder. In the event that the Company is prohibited from issuing any Warrant Shares for which an Exercise Notice has been received as a result of the operation of this Section 1(e)(ii), the Company shall, in satisfaction of its obligation to issue such Warrant Shares, at its option either (X) pay to the Holder on the Share Delivery Date cash at a price per Warrant Share equal to the difference between the Weighted Average Price of the Common Shares and the Exercise Price as of the date of the attempted exercise (such cash amount in the aggregate for all such Warrant Shares, the "In-The-Money Value"), or
            (Y) issue to the Holder on the Share Delivery Date an amount of Common Shares equal to the quotient of (1) the In-The-Money Value divided by (2) the arithmetic average of the Weighted Average Price of the Common Shares during the five (5) Trading Day period immediately preceding the date of attempted exercise, rounded to the nearest whole Common Share.

      2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

         (a) Adjustment upon Issuance of Common Shares. If and whenever the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding Common Shares deemed to have been issued or sold by the Company in connection with any Excluded Securities (as defined in the SPA

Securities) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the product of (A) the Exercise Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Exercise Price in effect immediately prior to such Dilutive Issuance and the number of Common Shares Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Exercise Price in effect immediately prior to such Dilutive Issuance by (II) the number of Common Shares Deemed Outstanding immediately after such Dilutive Issuance. Upon each such adjustment of the Exercise Price hereunder, the number of Warrant Shares shall be adjusted to the number of Common Shares determined by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares acquirable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment. For purposes of determining the adjusted Exercise Price under this Section 2(a), the following shall be applicable:

            (i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Options that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For purposes of this Section 2(a)(i), the "lowest price per share for which one Common Share is issuable upon exercise of such Options or upon conversion, exercise or exchange of such Convertible Securities issuable upon exercise of any such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of the Option, upon exercise of the Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible Securities.

            (ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share; provided, however, that notwithstanding the foregoing, with respect to any Convertible Securities that are Variable Price Securities (as defined below), the Exercise Price hereunder shall only be adjusted pursuant to this Section 7(a) at such time as the Company issues Common Shares to a holder of such Variable Price Securities and such Common Shares are issued at a Variable Price (as defined below) that is less than the Applicable Price and any such adjustment shall be based on such Variable Price and not on the lowest price per share for which one Common Share would be issuable under the terms of such Variable Price Securities. For the purposes of this Section 2(a)(ii), the "lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual issuance of such Common Shares upon conversion, exercise or exchange of such Convertible
            Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(a), no further adjustment of the Exercise Price or number of Warrant Shares shall be made by reason of such issue or sale.

            (iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Exercise Price and the number of Warrant Shares in effect at the time of such increase or decrease shall be adjusted to the Exercise Price and the number of Warrant Shares which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(a) shall be made if such adjustment would result in an increase of the Exercise Price then in effect or a decrease in the number of Warrant Shares.

            (iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $0.01. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the amount received by the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions or discounts paid or allowed by the Company in connection therewith. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Weighted Average Price of such security on the date of receipt. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

            (v) Record Date. Subject to Section 2(e), if the Company takes a record of the holders of Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         (b) Adjustment upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2(b) shall become effective retroactively in the case of any such subdivision or combination, to the close of business on the day upon which such corporate action becomes effective.

         (c) Holder's Right of Alternative Exercise Price Following Issuance of Convertible Securities. Subject to Section 4(k) of the Securities Purchase Agreement, in addition to and not in limitation of the other provisions of this
Section 2, if the Company in any manner issues or sells any Options or Convertible Securities (any such securities, "Variable Price Securities") after the Closing Date that are convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (i.e. stock splits, stock combinations, stock dividends and similar transactions) (each of the formulations for such variable price being herein referred to as, the "Variable Price"), the Company shall provide written notice thereof via facsimile and overnight courier to the Holder (the "Variable Notice") on the date of issuance of such Convertible Securities or Options. Subject to Section 4(k) of the Securities Purchase Agreement, from and after the date the Company issues any such Convertible Securities or Options with a Variable Price, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Exercise Price by designating in the Exercise Notice delivered upon exercise of any Warrants that solely for purposes of such exercise the Holder is relying on the Variable Price rather than the Exercise Price then in effect. The Holder's election to rely on a Variable Price for a particular exercise of Warrants shall not obligate the Holder to rely on a Variable Price for any future exercise of Warrants.

         (d) Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of share appreciation rights, phantom share rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2.

         (e) Abandoned Dividends or Distributions. If the Company shall take a record of the holders of shares of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Exercise Price shall be required by reason of the taking of such record.

      3.  RIGHTS  UPON  DISTRIBUTION  OF ASSETS.  Subject to the  provisions  of
Section 4(j) of the Securities Purchase Agreement, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise
(including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case:

         (a) any Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Weighted Average Price of the Common Shares on the trading day immediately preceding such record date; and

         (b) the number of Warrant Shares shall be increased to a number of shares equal to the number of Common Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a); provided that in the event that the Distribution is of Common Shares (or common shares) ("Other Common Shares") of a company whose common shares are traded on a national securities exchange or a national automated quotation system, then the Holder may elect to receive a warrant to purchase Other Shares of Common Shares in lieu of an increase in the number of Warrant Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the number of shares of Other Shares of Common Shares that would have been payable to the Holder pursuant to the Distribution had the Holder exercised this Warrant immediately prior to such record date and with an aggregate exercise price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding paragraph (a) and the number of Warrant Shares calculated in accordance with the first part of this paragraph
(b); provided, however, that in no event shall the Exercise Price be reduced pursuant to this Section 3 with respect to any portion of a Distribution for which the Exercise Price is also being reduced pursuant to any of the provisions of Section 2 hereof in respect of the same portion of such Distribution.

      4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

         (a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all of the record holders of any class of Common Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, and upon the Holder's election, the aggregate Purchase Rights, in lieu of any adjustments to which the Holder is otherwise entitled under Section 2 herein in respect of each Purchase Right, which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

         (b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section (4)(b) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the Common Shares reflected by the terms of such Fundamental Transaction, having similar exercise rights as the Warrants (specifying, without limitation, that such security is exercisable into common shares of the Successor Entity) and exercisable for a corresponding number of shares of capital shares equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and reasonably satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity (if other than the Company) shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Warrant been exercised immediately prior to such Fundamental Transaction, as adjusted in accordance with the provisions of this Warrant; provided, however, that in the event that, pursuant to the terms of the Fundamental Transaction, the holders of Common Shares may elect the consideration to be received in exchange for the Common Shares in the such Fundamental Transaction, the Holder shall elect, within the same time periods as provided to the holders of Common Shares, the kind or amount of such shares, securities, cash, assets or any other property (including warrants or other purchase or subscription rights) that the Holder will, following the consummation of such transaction, be entitled to receive upon exercise; provided, further, however, that no such election by the Holder shall be construed to require the exercise of this Warrant in connection with such Fundamental Transaction. If the Holder is required to make any election of the kind described in the foregoing sentence, the Company shall deliver to the Holder all documentation, informational materials and election forms relating to such Fundamental Transaction contemporaneously with the delivery of such documentation, materials and forms to the holders of the Common Shares. Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

         (c) Notwithstanding the foregoing and the provisions of Section 4(b) above, in the event of a Fundamental Transaction, if the Holder has not exercised the Warrant in full prior to the consummation of the Fundamental Transaction, then the Holder shall have the right to require such Successor Entity to purchase this Warrant from the Holder by paying to the Holder, simultaneously with the consummation of the Fundamental Transaction and in lieu of the warrant referred to in Section 4(b), cash in an amount equal to the value of the remaining unexercised portion of this Warrant on the date of such consummation, which value shall be determined by use of the Black and Scholes Option Pricing Model reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request and (ii) an expected volatility equal to the greater of 60% and the 100 day volatility obtained from the HVT function on Bloomberg.

      5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall take all such actions as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (ii) shall, so long as any of the SPA Warrants are outstanding, take all reasonable action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the SPA Warrants, the requisite number of Common Shares as shall from time to time be necessary to effect the exercise of the SPA Warrants then outstanding (without regard to any limitations on exercise).

      6. WARRANT HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

      7. REISSUANCE OF WARRANTS.

         (a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in
accordance   with  Section   7(d)),
registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less then the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

         (b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

         (c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Common Shares shall be given.

         (d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

      8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with
Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least seven days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

      9. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders; provided that no such action may increase the exercise price of any SPA Warrant or decrease the number of shares or class of shares obtainable upon exercise of any SPA Warrant without the written consent of the Holder. No such amendment shall be effective to the extent that it applies to less than all of the holders of the SPA Warrants then outstanding.

      10. GOVERNING LAW; JURISDICTION; JURY TRIAL. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, enforcement, and interpretation of this Warrant shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company has appointed CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

      11. JUDGMENT CURRENCY.

         (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 11 referred to as the "Judgment Currency") an amount due in US dollars under this Warrant, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:

         (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

         (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this
                  Section 11(a)(ii) being hereinafter referred to as the "Judgment Conversion Date").

         (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 11(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

         (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Warrant.

      12. CURRENCY. All amounts owing under this Warrant or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation (for the purpose of Section 2 hereof, the date of calculation shall equal the date of such event resulting in the adjustment of the Exercise Price thereunder). "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Warrant, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

      13. TAXES.

         (a) (i) Any and all payments made by the Company hereunder, including any amounts received on an exercise of the Warrant and any amounts on account of interest or deemed interest, must be made by it without any Tax Deduction, unless a Tax Deduction is required by law. If the Company is aware that it must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the Holder promptly.

            (ii) If a Tax Deduction is required by law to be made by the Company, subject to Section 13(a)(i) above, the amount of the payment due from the Company will be increased to an amount which (after making the Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law.

            (iii) As soon as practicable after making a Tax Deduction or a payment required in connection with a Tax Deduction, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (iv) In addition, the Company agrees to pay in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Warrant ("Other Taxes"). As soon as practicable after making a payment of Other Taxes, the Company must deliver to the Holder any official receipt or form, if any, provided by or required by the taxing authority to whom the Tax Deduction was paid.

            (v) The obligations of the Company under this Section 13(a) shall survive the termination of this Warrant and the exercise of the Warrant and all other amounts payable hereunder.

      14. MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

      15. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Buyers and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

      16. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Trading Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Trading Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and reasonably and timely approved by the Holder or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

      17. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

      18. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company on two (2) Trading Days' written notice, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement and subject to applicable securities laws; provided, that the Holder may not transfer any unexercised portion of this Warrant, in part, to the extent such portion of the Warrant is less than the lesser of (a) a portion exercisable for less than 100,000 Warrant Shares and (b) the unexercised portion of this Warrant; provided further, that any transferee of all or any portion of this Warrant agrees to comply with all applicable securities laws; provided, also, that any transferee of all or any portion of this Warrant that wishes to avail itself of the benefits contemplated by Section 9(s) of the Securities
Purchase Agreement (including, for the avoidance of doubt, any subsequent transferee of any transferee) shall make to the Company the representations and warranties made by the Holder in, and give the Notice as contemplated pursuant to, Section 9(s) of the Securities Purchase Agreement. Prior to the effectiveness of any such sale, transfer or assignment pursuant to this Section 18, and only if such transferee seeks to receive Common Shares through DTC's Deposit Withdrawal Agent Commission system, such transferee shall have completed and delivered to the Company the DTC brokerage account information with respect to such transferee in substantially the form of Exhibit E as attached to the Securities Purchase Agreement.

      19. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

         (a) "Bloomberg" means Bloomberg Financial Markets.

         (b) "Common Shares" means (i) the Company's Common Shares, no par value per share, and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

         (c) "Common Shares Deemed Outstanding" means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 2(a)(i) and 2(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of the Company or issuable upon conversion and exercise, as applicable, of the SPA Securities and the Warrants.

         (d) "Convertible Securities" means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.

         (e) "Eligible Market" means the Principal Markets, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq SmallCap Market.

         (f) "Expiration Date" means the date sixty (60) months after the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Markets (a "Holiday"), the next date that is not a Holiday.

         (g) "Fundamental Transaction" means that the Company shall or Vasogen Ireland Limited ("VIL") shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company or VIL, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or the Company and its Subsidiaries to another Person other than in connection with a strategic transaction involving a licensing of intellectual property and related assets of the Company or VIL or relating to a partnership arrangement with respect to any such intellectual property and related assets, in each case where such licensing or partnership arrangements contain terms and conditions that are customary in the Company's industry for such type of transactions, where the board of directors of the Company determines, in good faith, that the Company shall retain a material financial participation in the exploitation of such intellectual property and related assets, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Shares.

         (h) "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

         (i) "Other Warrants" means the other Warrants to Purchase Common Shares issued pursuant to the other Purchase Agreements.

         (j) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

         (k) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

         (l) "Principal Markets" means (i) either the Nasdaq National Market or The Nasdaq SmallCap Market and (ii) TSX, and each, individually, a "Principal Market".

         (m) "Purchase Agreements" means, collectively, the Securities Purchase Agreement and those certain other securities purchase agreements, dated as of the Issuance Date, by and among the Company, VIL, Vasogen, Corp. and the initial holders of the Other Warrants.

         (n)  "Required   Holders"   means  the  holders  of  the  SPA  Warrants
representing at least a majority of Common Shares underlying the SPA Warrants then outstanding.

         (o) "SPA Securities" means the Notes issued pursuant to the Securities Purchase Agreement.

         (p) "Successor Entity" means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

         (q) "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any related penalty or interest).

         (r) "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under the Warrant.

         (s) "Voting Shares" of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

         (t) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as NASDAQ publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security on another Principal Market for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Principal Market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 16. All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

      20. COMPANY'S OBLIGATION TO ISSUE SHARES. Notwithstanding anything to the contrary herein, with respect to any obligation of the Company to issue Common Shares to the Holder's account with DTC so long as the Company has sent a copy of such Treasury Instructions to the Holder's broker at the email address and/or facsimile number set forth in such Holder's DTC Brokerage Account Information Form (the form of which is attached as Exhibit E to the Securities Purchase Agreement), the Company shall not be responsible for any delivery failure if the sole cause of such delivery failure is the failure of the Holder or its broker to retrieve the Common Shares from DTC into its brokerage account.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.



                                                VASOGEN INC.


                                                By:
                                                   -----------------------------
                                                Name:
                                                Title:

                                   Exhibit 9a

              Amendments to Warrants - Kings Road Investments Ltd.

                                 (see attached)

                                  VASOGEN INC.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


KINGS ROAD INVESTMENTS LTD.
c/o Polygon Investment Partners LP
598 Madison Avenue, 14th Floor
New York, NY  10022
Attention: Erik M.W. Caspersen and Brandon L. Jones


Dear Sirs:

      We refer to the Warrant to Purchase Common Shares, dated as of October 7, 2005 (the "Warrant"), issued by Vasogen Inc., a Canadian corporation (the "Company"), in favor of Kings Road Investments Ltd., a Cayman Islands company (the "Holder"). Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Warrant.

      The Company and the Holder hereby agree as follows:

      1. Amendment. Subject to the execution by the Company and the holders of
         ---------
the Other Warrants of letters in identical form and substance to this Letter, the Warrant is hereby amended by adding the following subsections (f) and (g) at the end of Section 1 thereof:

      "(f) Payment in Lieu of Exercise Above Number of Common Shares Available
           -------------------------------------------------------------------
      for Resale under the Registration Statement. If at any time while this
      -------------------------------------------
      Warrant is outstanding, the Holder delivers an Exercise Notice and, on the date of receipt of such Exercise Notice by the Company (the "Exercise Notice Date"), following the application of, when applicable, Section 1(e)(ii) hereof, the number of Common Shares that the Company would otherwise be required to issue (or, in cases where the final sentence of Section 1(e)(ii) applies, that the Company chooses to issue) pursuant to the foregoing provisions of this Section 1 to satisfy such exercise in full (the "Required Exercise Shares") exceeds the number of Common Shares that are available for resale under the registration statement (the "Registration Statement") required to be filed by the Company pursuant to the Registration Rights Agreement (as defined in the Securities Purchase Agreement) (such excess, the "Unregistered Shares" and the difference between the Required

      Exercise Shares minus the Unregistered Shares, the "Available Shares"), then (A) the Company shall or shall cause the Transfer Agent to, issue to the Holder the Available Shares by the third (3rd) Trading Day following receipt of the applicable Exercise Notice and (B) the Company shall pay to the Holder, in lieu of issuing Unregistered Shares, within twelve (12) Trading Days following the Exercise Notice Date in cash an amount equal to the product of (x) the Unregistered Shares multiplied by (y) (1) in the event the Holder has not received an Unavailability Notice (as defined below) prior to the delivery of its Exercise Notice, 105% of the arithmetic average of the Weighted Average Price of the Common Shares during the period beginning on, and including, the day the Holder delivers its Exercise Notice and ending on, and including, the third (3rd) Trading Day following receipt of such Exercise Notice or (2) in the event the Holder has received an Unavailability Notice prior to delivery of such Exercise Notice, 105% of the Weighted Average Price of the Common Shares on the applicable date of delivery of such Exercise Notice (the "Unregistered Shares Redemption Payment"); provided, however, that if at any time the arithmetic average of the Weighted Average Price of the Common Shares calculated for the applicable period or day in accordance with clause (1) or (2) is less than $1.00, then for purposes of clause (y) such arithmetic average shall be multiplied by 110% instead of 105% to determine the Unregistered Shares Redemption Payment. In the event that the Company receives an Exercise Notice from more than one holder of Warrants on the same date and the Available Shares can cover some, but not all, of the aggregate number of Common Shares that the Company would otherwise be required to issue (or, in cases where the final sentence of Section 1(e)(ii) applies, that the Company chooses to issue) pursuant to the foregoing provisions of this Section 1 and equivalent provisions in the applicable Other Warrants to satisfy such Exercise Notices in full, the Company shall allocate the Available Shares amongst such exercising holders by issuing to each such holder a pro rata amount of Common Shares based on the number of Warrant Shares (as defined in the Exercise Notice) set forth in such holder's Exercise Notice relative to the aggregate number of Warrant Shares (as defined in the Exercise Notices) set forth in all the Exercise Notices submitted on the same date. Provided that the Company delivers the Common Shares and makes the Unregistered Shares Redemption Payment in the time periods set forth in clauses (A) and (B) of the foregoing sentence, the obligations of the Company with respect to such Exercise Notice shall be deemed to be fully satisfied and the Holder shall have no right to pursue any remedies set forth in Section 1(c) hereof with respect to such Exercise Notice.

      (g) Notice of Unavailability of Common Shares Under the Registration
          ----------------------------------------------------------------
      Statement. The Company shall deliver to the Holder a written notice (an
      ---------
      "Unavailability Notice") that there are no additional Common Shares available for resale under the Registration Statement (the "Unavailability Date") at the earlier of (i) no more than one (1) Trading Day after such Unavailability Date or (ii) no more than one (1) Trading Day after the delivery of any Exercise Notice by a Holder requiring exercise of a number of Required Exercise Shares in excess of the amount of any Available Shares."

      2. Expenses. The Company shall pay an amount to the Holder or its
         --------
designee(s) to cover legal expenses reasonably incurred by the Holder in relation to the review, preparation and execution of this Letter.

      3. Ratification of the Warrant. Except as expressly provided herein, all
         ---------------------------
of the terms and conditions of the Warrant are ratified and shall remain unchanged and continue in full force and effect.

      4. Further Assurances. Each party shall do and perform, or cause to be
         ------------------
done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Letter.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                               Very truly yours,


                                               VASOGEN INC.


                                               By:
                                                   -----------------------------
                                                   Name:
                                                   Title:



Accepted and agreed to as of the date first written above by:


KINGS ROAD INVESTMENTS LTD.


By:
    -----------------------------
     Name:
     Title:

                                   Exhibit 9b

                      Amendments to Warrants - Amatis Ltd.

                                 (see attached)

                                  VASOGEN INC.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


AMATIS LTD.
c/o Amaranth Advisors LLC
One American Lane
Greenwich, CT  06831
Attention: Will Matthews


Dear Sirs:

      We refer to the Warrant to Purchase Common Shares, dated as of October 7, 2005 (the "Warrant"), issued by Vasogen Inc., a Canadian corporation (the "Company"), in favor of Amatis Ltd., a Cayman Islands company (the "Holder"). Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Warrant.

      The Company and the Holder hereby agree as follows:

      1. Amendment. Subject to the execution by the Company and the holders of
         ---------
the Other Warrants of letters in identical form and substance to this Letter, the Warrant is hereby amended by adding the following subsections (f) and (g) at the end of Section 1 thereof:

      "(f) Payment in Lieu of Exercise Above Number of Common Shares Available
           -------------------------------------------------------------------
      for Resale under the Registration Statement. If at any time while this
      -------------------------------------------
      Warrant is outstanding, the Holder delivers an Exercise Notice and, on the date of receipt of such Exercise Notice by the Company (the "Exercise Notice Date"), following the application of, when applicable, Section 1(e)(ii) hereof, the number of Common Shares that the Company would otherwise be required to issue (or, in cases where the final sentence of Section 1(e)(ii) applies, that the Company chooses to issue) pursuant to the foregoing provisions of this Section 1 to satisfy such exercise in full (the "Required Exercise Shares") exceeds the number of Common Shares that are available for resale under the registration statement (the "Registration Statement") required to be filed by the Company pursuant to the Registration Rights Agreement (as defined in the Securities Purchase Agreement) (such excess, the "Unregistered Shares" and the difference between the Required

      Exercise Shares minus the Unregistered Shares, the "Available Shares"), then (A) the Company shall or shall cause the Transfer Agent to, issue to the Holder the Available Shares by the third (3rd) Trading Day following receipt of the applicable Exercise Notice and (B) the Company shall pay to the Holder, in lieu of issuing Unregistered Shares, within twelve (12) Trading Days following the Exercise Notice Date in cash an amount equal to the product of (x) the Unregistered Shares multiplied by (y) (1) in the event the Holder has not received an Unavailability Notice (as defined below) prior to the delivery of its Exercise Notice, 105% of the arithmetic average of the Weighted Average Price of the Common Shares during the period beginning on, and including, the day the Holder delivers its Exercise Notice and ending on, and including, the third (3rd) Trading Day following receipt of such Exercise Notice or (2) in the event the Holder has received an Unavailability Notice prior to delivery of such Exercise Notice, 105% of the Weighted Average Price of the Common Shares on the applicable date of delivery of such Exercise Notice (the "Unregistered Shares Redemption Payment"); provided, however, that if at any time the arithmetic average of the Weighted Average Price of the Common Shares calculated for the applicable period or day in accordance with clause (1) or (2) is less than $1.00, then for purposes of clause (y) such arithmetic average shall be multiplied by 110% instead of 105% to determine the Unregistered Shares Redemption Payment. In the event that the Company receives an Exercise Notice from more than one holder of Warrants on the same date and the Available Shares can cover some, but not all, of the aggregate number of Common Shares that the Company would otherwise be required to issue (or, in cases where the final sentence of Section 1(e)(ii) applies, that the Company chooses to issue) pursuant to the foregoing provisions of this Section 1 and equivalent provisions in the applicable Other Warrants to satisfy such Exercise Notices in full, the Company shall allocate the Available Shares amongst such exercising holders by issuing to each such holder a pro rata amount of Common Shares based on the number of Warrant Shares (as defined in the Exercise Notice) set forth in such holder's Exercise Notice relative to the aggregate number of Warrant Shares (as defined in the Exercise Notices) set forth in all the Exercise Notices submitted on the same date. Provided that the Company delivers the Common Shares and makes the Unregistered Shares Redemption Payment in the time periods set forth in clauses (A) and (B) of the foregoing sentence, the obligations of the Company with respect to such Exercise Notice shall be deemed to be fully satisfied and the Holder shall have no right to pursue any remedies set forth in Section 1(c) hereof with respect to such Exercise Notice.

      (g) Notice of Unavailability of Common Shares Under the Registration
          ----------------------------------------------------------------
      Statement. The Company shall deliver to the Holder a written notice (an
      ---------
      "Unavailability Notice") that there are no additional Common Shares available for resale under the Registration Statement (the "Unavailability Date") at the earlier of (i) no more than one (1) Trading Day after such Unavailability Date or (ii) no more than one (1) Trading Day after the delivery of any Exercise Notice by a Holder requiring exercise of a number of Required Exercise Shares in excess of the amount of any Available Shares."

      2. Expenses. The Company shall pay an amount to the Holder or its
         --------
designee(s) to cover legal expenses reasonably incurred by the Holder in relation to the review, preparation and execution of this Letter.

      3. Ratification of the Warrant. Except as expressly provided herein, all
         ---------------------------
of the terms and conditions of the Warrant are ratified and shall remain unchanged and continue in full force and effect.

      4. Further Assurances. Each party shall do and perform, or cause to be
         ------------------
done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Letter.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                               Very truly yours,


                                               VASOGEN INC.


                                               By:
                                                   -----------------------------
                                                   Name:
                                                   Title:



Accepted and agreed to as of the date first written above by:


AMATIS LTD.


By:
    -----------------------------
     Name:
     Title:

                                   Exhibit 9c

           Amendments to Warrants - Castlerigg Master Investments Ltd.

                                 (see attached)

                                  VASOGEN INC.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


CASTLERIGG MASTER INVESTMENTS LTD.
c/o Sandell Asset Management Corp.
40 West 57th Street, 26th Floor
New York, NY  10019
Attention: Cem Hacioglu


Dear Sirs:

      We refer to the Warrant to Purchase Common Shares, dated as of October 7, 2005 (the "Warrant"), issued by Vasogen Inc., a Canadian corporation (the "Company"), in favor of Castlerigg Master Investments Ltd., a Curacao, Netherland Antilles company (the "Holder"). Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Warrant.

      The Company and the Holder hereby agree as follows:

      1. Amendment. Subject to the execution by the Company and the holders of
         ---------
the Other Warrants of letters in identical form and substance to this Letter, the Warrant is hereby amended by adding the following subsections (f) and (g) at the end of Section 1 thereof:

      "(f) Payment in Lieu of Exercise Above Number of Common Shares Available
           -------------------------------------------------------------------
      for Resale under the Registration Statement. If at any time while this
      -------------------------------------------
      Warrant is outstanding, the Holder delivers an Exercise Notice and, on the date of receipt of such Exercise Notice by the Company (the "Exercise Notice Date"), following the application of, when applicable, Section 1(e)(ii) hereof, the number of Common Shares that the Company would otherwise be required to issue (or, in cases where the final sentence of Section 1(e)(ii) applies, that the Company chooses to issue) pursuant to the foregoing provisions of this Section 1 to satisfy such exercise in full (the "Required Exercise Shares") exceeds the number of Common Shares that are available for resale under the registration statement (the "Registration Statement") required to be filed by the Company pursuant to the Registration Rights Agreement (as defined in the Securities Purchase Agreement) (such excess, the "Unregistered Shares" and the difference between the Required

      Exercise Shares minus the Unregistered Shares, the "Available Shares"), then (A) the Company shall or shall cause the Transfer Agent to, issue to the Holder the Available Shares by the third (3rd) Trading Day following receipt of the applicable Exercise Notice and (B) the Company shall pay to the Holder, in lieu of issuing Unregistered Shares, within twelve (12) Trading Days following the Exercise Notice Date in cash an amount equal to the product of (x) the Unregistered Shares multiplied by (y) (1) in the event the Holder has not received an Unavailability Notice (as defined below) prior to the delivery of its Exercise Notice, 105% of the arithmetic average of the Weighted Average Price of the Common Shares during the period beginning on, and including, the day the Holder delivers its Exercise Notice and ending on, and including, the third (3rd) Trading Day following receipt of such Exercise Notice or (2) in the event the Holder has received an Unavailability Notice prior to delivery of such Exercise Notice, 105% of the Weighted Average Price of the Common Shares on the applicable date of delivery of such Exercise Notice (the "Unregistered Shares Redemption Payment"); provided, however, that if at any time the arithmetic average of the Weighted Average Price of the Common Shares calculated for the applicable period or day in accordance with clause (1) or (2) is less than $1.00, then for purposes of clause (y) such arithmetic average shall be multiplied by 110% instead of 105% to determine the Unregistered Shares Redemption Payment. In the event that the Company receives an Exercise Notice from more than one holder of Warrants on the same date and the Available Shares can cover some, but not all, of the aggregate number of Common Shares that the Company would otherwise be required to issue (or, in cases where the final sentence of Section 1(e)(ii) applies, that the Company chooses to issue) pursuant to the foregoing provisions of this Section 1 and equivalent provisions in the applicable Other Warrants to satisfy such Exercise Notices in full, the Company shall allocate the Available Shares amongst such exercising holders by issuing to each such holder a pro rata amount of Common Shares based on the number of Warrant Shares (as defined in the Exercise Notice) set forth in such holder's Exercise Notice relative to the aggregate number of Warrant Shares (as defined in the Exercise Notices) set forth in all the Exercise Notices submitted on the same date. Provided that the Company delivers the Common Shares and makes the Unregistered Shares Redemption Payment in the time periods set forth in clauses (A) and (B) of the foregoing sentence, the obligations of the Company with respect to such Exercise Notice shall be deemed to be fully satisfied and the Holder shall have no right to pursue any remedies set forth in Section 1(c) hereof with respect to such Exercise Notice.

      (g) Notice of Unavailability of Common Shares Under the Registration
          ----------------------------------------------------------------
      Statement. The Company shall deliver to the Holder a written notice (an
      ---------
      "Unavailability Notice") that there are no additional Common Shares available for resale under the Registration Statement (the "Unavailability Date") at the earlier of (i) no more than one (1) Trading Day after such Unavailability Date or (ii) no more than one (1) Trading Day after the delivery of any Exercise Notice by a Holder requiring exercise of a number of Required Exercise Shares in excess of the amount of any Available Shares."

      2. Expenses. The Company shall pay an amount to the Holder or its
         --------
designee(s) to cover legal expenses reasonably incurred by the Holder in relation to the review, preparation and execution of this Letter.

      3. Ratification of the Warrant. Except as expressly provided herein, all
         ---------------------------
of the terms and conditions of the Warrant are ratified and shall remain unchanged and continue in full force and effect.

      4. Further Assurances. Each party shall do and perform, or cause to be
         ------------------
done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Letter.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                              Very truly yours,


                                              VASOGEN INC.


                                              By:
                                                  -----------------------------
                                                  Name:
                                                  Title:



Accepted and agreed to as of the date first written above by:


CASTLERIGG MASTER INVESTMENTS LTD.


By:
    -----------------------------
     Name:
     Title:

                                   Exhibit 9d

             Amendments to Warrants - Capital Ventures International

                                 (see attached)

                                  VASOGEN INC.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


CAPITAL VENTURES INTERNATIONAL
c/o Heights Capital Management, Inc.
101 California Street, Suite 3250
San Francisco, CA  94111
Attention:  Martin Kobinger


Dear Sirs:

      We refer to the Warrant to Purchase Common Shares, dated as of October 7, 2005 (the "Warrant"), issued by Vasogen Inc., a Canadian corporation (the "Company"), in favor of Capital Ventures International, a Cayman Islands company (the "Holder"). Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Warrant.

      The Company and the Holder hereby agree as follows:

      1. Amendment. Subject to the execution by the Company and the holders of
         ---------
the Other Warrants of letters in identical form and substance to this Letter, the Warrant is hereby amended by adding the following subsections (f) and (g) at the end of Section 1 thereof:

      "(f) Payment in Lieu of Exercise Above Number of Common Shares Available
           -------------------------------------------------------------------
      for Resale under the Registration Statement. If at any time while this
      -------------------------------------------
      Warrant is outstanding, the Holder delivers an Exercise Notice and, on the date of receipt of such Exercise Notice by the Company (the "Exercise Notice Date"), following the application of, when applicable, Section 1(e)(ii) hereof, the number of Common Shares that the Company would otherwise be required to issue (or, in cases where the final sentence of Section 1(e)(ii) applies, that the Company chooses to issue) pursuant to the foregoing provisions of this Section 1 to satisfy such exercise in full (the "Required Exercise Shares") exceeds the number of Common Shares that are available for resale under the registration statement (the "Registration Statement") required to be filed by the Company pursuant to the Registration Rights Agreement (as defined in the Securities Purchase Agreement) (such excess, the "Unregistered Shares" and the difference between the Required

      Exercise Shares minus the Unregistered Shares, the "Available Shares"), then (A) the Company shall or shall cause the Transfer Agent to, issue to the Holder the Available Shares by the third (3rd) Trading Day following receipt of the applicable Exercise Notice and (B) the Company shall pay to the Holder, in lieu of issuing Unregistered Shares, within twelve (12) Trading Days following the Exercise Notice Date in cash an amount equal to the product of (x) the Unregistered Shares multiplied by (y) (1) in the event the Holder has not received an Unavailability Notice (as defined below) prior to the delivery of its Exercise Notice, 105% of the arithmetic average of the Weighted Average Price of the Common Shares during the period beginning on, and including, the day the Holder delivers its Exercise Notice and ending on, and including, the third (3rd) Trading Day following receipt of such Exercise Notice or (2) in the event the Holder has received an Unavailability Notice prior to delivery of such Exercise Notice, 105% of the Weighted Average Price of the Common Shares on the applicable date of delivery of such Exercise Notice (the "Unregistered Shares Redemption Payment"); provided, however, that if at any time the arithmetic average of the Weighted Average Price of the Common Shares calculated for the applicable period or day in accordance with clause (1) or (2) is less than $1.00, then for purposes of clause (y) such arithmetic average shall be multiplied by 110% instead of 105% to determine the Unregistered Shares Redemption Payment. In the event that the Company receives an Exercise Notice from more than one holder of Warrants on the same date and the Available Shares can cover some, but not all, of the aggregate number of Common Shares that the Company would otherwise be required to issue (or, in cases where the final sentence of Section 1(e)(ii) applies, that the Company chooses to issue) pursuant to the foregoing provisions of this Section 1 and equivalent provisions in the applicable Other Warrants to satisfy such Exercise Notices in full, the Company shall allocate the Available Shares amongst such exercising holders by issuing to each such holder a pro rata amount of Common Shares based on the number of Warrant Shares (as defined in the Exercise Notice) set forth in such holder's Exercise Notice relative to the aggregate number of Warrant Shares (as defined in the Exercise Notices) set forth in all the Exercise Notices submitted on the same date. Provided that the Company delivers the Common Shares and makes the Unregistered Shares Redemption Payment in the time periods set forth in clauses (A) and (B) of the foregoing sentence, the obligations of the Company with respect to such Exercise Notice shall be deemed to be fully satisfied and the Holder shall have no right to pursue any remedies set forth in Section 1(c) hereof with respect to such Exercise Notice.

      (g) Notice of Unavailability of Common Shares Under the Registration
          ----------------------------------------------------------------
      Statement. The Company shall deliver to the Holder a written notice (an
      ---------
      "Unavailability Notice") that there are no additional Common Shares available for resale under the Registration Statement (the "Unavailability Date") at the earlier of (i) no more than one (1) Trading Day after such Unavailability Date or (ii) no more than one (1) Trading Day after the delivery of any Exercise Notice by a Holder requiring exercise of a number of Required Exercise Shares in excess of the amount of any Available Shares."

      2. Expenses. The Company shall pay an amount to the Holder or its
         --------
designee(s) to cover legal expenses reasonably incurred by the Holder in relation to the review, preparation and execution of this Letter.

      3. Ratification of the Warrant. Except as expressly provided herein, all
         ---------------------------
of the terms and conditions of the Warrant are ratified and shall remain unchanged and continue in full force and effect.

      4. Further Assurances. Each party shall do and perform, or cause to be
         ------------------
done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Letter.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

                [Remainder of this page intentionally left blank]

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                              Very truly yours,


                                              VASOGEN INC.


                                              By:
                                                  -----------------------------
                                                  Name:
                                                  Title:



Accepted and agreed to as of the date first written above by:


CAPITAL VENTURES INTERNATIONAL


By:
    -----------------------------
     Name:
     Title:

                                   Exhibit 9e

                Amendments to Warrants - Smithfield Fiduciary LLC

                                 (see attached)

                                  VASOGEN INC.
                            2505 Meadowvale Boulevard
                              Mississauga, Ontario
                                 Canada L5N 5S2


                                November 3, 2005


SMITHFIELD FIDUCIARY LLC
c/o Highbridge Capital Management, LLC
9 West 57th Street, 27th Floor
New York, NY  10019
Attention: Ari J. Storch and Adam J. Chill


Dear Sirs:

      We refer to the Warrant to Purchase Common Shares, dated as of October 7, 2005 (the "Warrant"), issued by Vasogen Inc., a Canadian corporation (the "Company"), in favor of Smithfield Fiduciary LLC, a Cayman Islands company (the "Holder"). Capitalized terms used but not defined in this letter agreement ("Letter") have the respective meanings set forth in the Warrant.

      The Company and the Holder hereby agree as follows:

      1. Amendment. Subject to the execution by the Company and the holders of
         ---------
the Other Warrants of letters in identical form and substance to this Letter, the Warrant is hereby amended by adding the following subsections (f) and (g) at the end of Section 1 thereof:

      "(f) Payment in Lieu of Exercise Above Number of Common Shares Available
           -------------------------------------------------------------------
      for Resale under the Registration Statement. If at any time while this
      -------------------------------------------
      Warrant is outstanding, the Holder delivers an Exercise Notice and, on the date of receipt of such Exercise Notice by the Company (the "Exercise Notice Date"), following the application of, when applicable, Section 1(e)(ii) hereof, the number of Common Shares that the Company would otherwise be required to issue (or, in cases where the final sentence of Section 1(e)(ii) applies, that the Company chooses to issue) pursuant to the foregoing provisions of this Section 1 to satisfy such exercise in full (the "Required Exercise Shares") exceeds the number of Common Shares that are available for resale under the registration statement (the "Registration Statement") required to be filed by the Company pursuant to the Registration Rights Agreement (as defined in the Securities Purchase Agreement) (such excess, the "Unregistered Shares" and the difference between the Required

      Exercise Shares minus the Unregistered Shares, the "Available Shares"), then (A) the Company shall or shall cause the Transfer Agent to, issue to the Holder the Available Shares by the third (3rd) Trading Day following receipt of the applicable Exercise Notice and (B) the Company shall pay to the Holder, in lieu of issuing Unregistered Shares, within twelve (12) Trading Days following the Exercise Notice Date in cash an amount equal to the product of (x) the Unregistered Shares multiplied by (y) (1) in the event the Holder has not received an Unavailability Notice (as defined below) prior to the delivery of its Exercise Notice, 105% of the arithmetic average of the Weighted Average Price of the Common Shares during the period beginning on, and including, the day the Holder delivers its Exercise Notice and ending on, and including, the third (3rd) Trading Day following receipt of such Exercise Notice or (2) in the event the Holder has received an Unavailability Notice prior to delivery of such Exercise Notice, 105% of the Weighted Average Price of the Common Shares on the applicable date of delivery of such Exercise Notice (the "Unregistered Shares Redemption Payment"); provided, however, that if at any time the arithmetic average of the Weighted Average Price of the Common Shares calculated for the applicable period or day in accordance with clause (1) or (2) is less than $1.00, then for purposes of clause (y) such arithmetic average shall be multiplied by 110% instead of 105% to determine the Unregistered Shares Redemption Payment. In the event that the Company receives an Exercise Notice from more than one holder of Warrants on the same date and the Available Shares can cover some, but not all, of the aggregate number of Common Shares that the Company would otherwise be required to issue (or, in cases where the final sentence of Section 1(e)(ii) applies, that the Company chooses to issue) pursuant to the foregoing provisions of this Section 1 and equivalent provisions in the applicable Other Warrants to satisfy such Exercise Notices in full, the Company shall allocate the Available Shares amongst such exercising holders by issuing to each such holder a pro rata amount of Common Shares based on the number of Warrant Shares (as defined in the Exercise Notice) set forth in such holder's Exercise Notice relative to the aggregate number of Warrant Shares (as defined in the Exercise Notices) set forth in all the Exercise Notices submitted on the same date. Provided that the Company delivers the Common Shares and makes the Unregistered Shares Redemption Payment in the time periods set forth in clauses (A) and (B) of the foregoing sentence, the obligations of the Company with respect to such Exercise Notice shall be deemed to be fully satisfied and the Holder shall have no right to pursue any remedies set forth in Section 1(c) hereof with respect to such Exercise Notice.

      (g) Notice of Unavailability of Common Shares Under the Registration
          ----------------------------------------------------------------
      Statement. The Company shall deliver to the Holder a written notice (an
      ---------
      "Unavailability Notice") that there are no additional Common Shares available for resale under the Registration Statement (the "Unavailability Date") at the earlier of (i) no more than one (1) Trading Day after such Unavailability Date or (ii) no more than one (1) Trading Day after the delivery of any Exercise Notice by a Holder requiring exercise of a number of Required Exercise Shares in excess of the amount of any Available Shares."

      2. Expenses. The Company shall pay an amount to the Holder or its
         --------
designee(s) to cover legal expenses reasonably incurred by the Holder in relation to the review, preparation and execution of this Letter.

      3. Ratification of the Warrant. Except as expressly provided herein, all
         ---------------------------
of the terms and conditions of the Warrant are ratified and shall remain unchanged and continue in full force and effect.

      4. Further Assurances. Each party shall do and perform, or cause to be
         ------------------
done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Letter.

      5. Governing Law. This Letter shall be governed by and construed in
         -------------
accordance with the laws of the State of New York.

      6. Execution in Counterparts. This Letter may be executed in several
         -------------------------
counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Letter. Signature pages exchanged by facsimile or other electronic means shall be fully binding.

      7. Headings. The headings in this Letter are for convenience of reference
         --------
only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

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

      Please confirm your understanding and agreement of the foregoing by signing below and returning an executed counterpart of this Letter to the undersigned.

                                              Very truly yours,


                                              VASOGEN INC.


                                              By:
                                                  -----------------------------
                                                  Name:
                                                  Title:



Accepted and agreed to as of the date first written above by:


SMITHFIELD FIDUCIARY LLC


By:
    -----------------------------
     Name:
     Title: